As filed with the Securities and Exchange Commission on October 20, 2015

Registration No. 333-205727

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Iberdrola USA, Inc.

(Exact name of registrant as specified in its charter)

New York	4911	14-1798693
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Durham Hall, 52 Farm View Drive, New Gloucester, Maine 04260

(207) 688-6363

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. Scott Mahoney, Esq.

General Counsel

Durham Hall, 52 Farm View Drive, New Gloucester, Maine 04260

(207) 688-6363

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Juan Manuel de Remedios, Esq. John Vetterli, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200	Linda L. Randell, Esq. Senior Vice President and General Counsel UIL Holdings Corporation 157 Church Street New Haven, Connecticut 06510 (203) 499-2000	Joseph B. Frumkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Common stock, $0.01 par value per share	57,925,146	N/A	$2,130,997,288	$247,393(5)

(1)	Relates to securities of the registrant issuable in connection with the proposed merger, or the merger, of UIL Holdings Corporation, a Connecticut corporation, with and into Green Merger Sub, Inc., a Connecticut corporation and a direct wholly-owned subsidiary of the registrant. Pursuant to Rule 416 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or the Securities Act, this registration statement also covers an indeterminate number of additional shares of the registrant’s common stock as may be issuable as a result of reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividends or similar transactions or events.
(2)	Represents the maximum number of shares of the registrant’s common stock to be issued in connection with the merger.
(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(f)(1)-(2) and Rule 457(c) of the Securities Act, based on the sum of (i) the product of (A) $47.21, the average of the high and low prices per share of UIL Holdings Corporation common stock as reported on the New York Stock Exchange on July 10, 2015 and (B) 57,628,297, the maximum number of shares of UIL Holdings Corporation outstanding common stock that may be exchanged for the merger consideration, computed as of July 10, 2015, and (ii) the product of (A) $49.83, the average of the high and low prices per share of UIL Holdings Corporation common stock as reported on the New York Stock Exchange on October 15, 2015 and (B) 296,849, the additional number of shares that are being registered in connection with this amendment to the registration statement in respect of shares of UIL Holdings Corporation outstanding common stock that may be exchanged for the merger consideration, computed as of October 15, 2015. As required by Rule 457(f)(3) under the Securities Act, the estimated aggregate amount of cash to be paid by the registrant in the merger, or approximately $604,426,599, has been deducted from the proposed maximum aggregate offering price.
(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to (i) $116.20 per $1,000,000 of the proposed maximum aggregate offering price calculated as described in note 3 above in connection with the initial filing of this registration statement on July 17, 2015 and (ii) $100.70 per $1,000,000 of the proposed change in maximum aggregate offering price calculated as described in note 3 above in connection with this amendment to the registration statement.
(5)	Previously paid $245,903 in connection with the initial filing of this registration statement on July 17, 2015 with respect to $2,116,205,302 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or to any person to whom it is lawful to make any such offer or solicitation in such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED OCTOBER 20, 2015

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

                    , 2015

Dear Shareowners:

The Board of Directors of UIL Holdings Corporation cordially invites you to attend a special meeting of shareowners of UIL Holdings Corporation, a Connecticut corporation, or UIL, to be held on                     , 2015, at             Eastern time, at Quinnipiac University, Center for Medicine, Nursing and Health Sciences, 370 Bassett Road, North Haven, Connecticut 06473, or the special meeting. As previously announced, on February 25, 2015, UIL entered into a merger agreement providing for the combination of UIL and Iberdrola USA, Inc., a New York corporation, or Iberdrola USA. At the special meeting, you will be asked to consider and vote upon a proposal to approve the merger agreement.

If the merger contemplated by the merger agreement is completed, you will be entitled to receive the merger consideration for each share of UIL common stock you own. The merger consideration consists of cash in the amount of $10.50 plus one share of common stock of the combined company. At the completion of the merger, Iberdrola USA, which is currently wholly-owned by Iberdrola, S.A., a Spanish corporation, will become a publicly-traded company listed on the New York Stock Exchange, or the NYSE, under the trading symbol “            ”. Iberdrola, S.A. will own 81.5% of the newly listed company at closing, and former UIL shareowners will own the remaining 18.5% of the outstanding shares.

Your vote is very important, regardless of the number of shares you own. The merger cannot be completed unless the owners of at least a majority of the shares of UIL common stock outstanding as of the close of business on                     , 2015, the record date for the special meeting, vote to approve the merger agreement. A failure to vote or an abstention will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

Whether or not you plan to attend the special meeting, I urge you to vote your shares before the meeting over the Internet or via the toll-free telephone number, as described in the accompanying materials. You may also vote by mail by completing, signing and dating the enclosed proxy card and returning it in the pre-addressed, postage-prepaid envelope accompanying the proxy card. YOUR PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS OF UIL. AFTER CAREFUL CONSIDERATION, UIL’S BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT, APPROVED AND DETERMINED THAT IT IS IN THE BEST INTERESTS OF UIL FOR UIL TO CONSUMMATE THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND TO EXECUTE AND DELIVER THE MERGER AGREEMENT AND PERFORM UIL’S OBLIGATIONS THEREUNDER, AND RESOLVED TO RECOMMEND THAT UIL SHAREOWNERS APPROVE THE MERGER AGREEMENT AND RELATED TRANSACTIONS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND “FOR” THE OTHER MATTERS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. THE BOARD OF DIRECTORS MADE ITS DETERMINATION AFTER CONSULTATION WITH ITS LEGAL AND FINANCIAL ADVISORS AND AFTER CONSIDERING A NUMBER OF FACTORS. In considering the recommendation of the board of directors of UIL, you should be aware that certain directors and executive officers of UIL may have interests in the merger that are different from, or in addition to, the interests of UIL shareowners generally. See the section entitled “Interests of UIL’s Directors and Executive Officers in the Merger” beginning on page 111 of the accompanying proxy statement/prospectus.

In particular, I urge you to read carefully the section entitled “Risk Factors ” beginning on page 37 of the accompanying proxy statement/prospectus. If you have any questions regarding the accompanying proxy statement/prospectus, you may call Okapi Partners of New York, or Okapi, UIL’s proxy solicitor, by calling toll-free at (855) 208-8902.

I urge you to read carefully and in its entirety the accompanying proxy statement/prospectus, including the annexes and the documents incorporated by reference.

James P. Torgerson

President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                     , 2015 and is first being mailed or otherwise delivered to UIL shareowners on or about                     , 2015.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about UIL from other documents that UIL has filed with the U.S. Securities and Exchange Commission, or the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus, without charge, by written request directed to UIL Holdings Corporation, Attention: Sigrid E. Kun, Vice President, Corporate Secretary and Assistant General Counsel, 157 Church Street, P.O. Box 1564, New Haven, Connecticut 06506, Telephone (203) 499-2000; or Okapi Partners of New York, UIL’s proxy solicitor, by calling toll-free at (855) 208-8902.

In order for you to receive timely delivery of the documents in advance of the special meeting of UIL shareowners to be held on                     , 2015, you must request the information no later than five business days prior to the date of the special meeting, by                     , 2015.

ABOUT THE PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Iberdrola USA (File No. 333-205727), constitutes a prospectus of Iberdrola USA under Section 5 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or the Securities Act, with respect to post-merger Iberdrola USA, or the combined company, common stock to be issued to UIL shareowners pursuant to the merger agreement. The term “combined company” as used in this proxy statement/prospectus refers to Iberdrola USA following the completion of the merger. This document also constitutes a proxy statement of UIL under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Additionally, this document constitutes a notice of meeting with respect to the special meeting, at which UIL shareowners will be asked to consider and vote upon a proposal to approve the merger agreement and related matters.

UIL has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to UIL, and Iberdrola USA has supplied all information contained in this proxy statement/prospectus relating to Iberdrola USA.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Iberdrola USA and UIL have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated                     , 2015, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to UIL shareowners nor the issuance by the combined company of shares of common stock of the combined company pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or to any person to whom it is lawful to make any such offer or solicitation in such jurisdiction.

UIL Holdings Corporation

157 Church Street, P.O. Box 1564

New Haven, Connecticut 06506

NOTICE OF SPECIAL MEETING OF SHAREOWNERS TO BE HELD ON                     , 2015

Dear Shareowner,

You are cordially invited to attend a special meeting of shareowners of UIL Holdings Corporation, a Connecticut corporation, or UIL. The special meeting will be held on                     , 2015, at              Eastern time, at Quinnipiac University, Center for Medicine, Nursing and Health Sciences, 370 Bassett Road, North Haven, Connecticut 06473, to consider and vote upon the following matters:

1.	a proposal to approve the Agreement and Plan of Merger, dated as of February 25, 2015, as it may be amended from time to time, or the merger agreement, by and among UIL, Iberdrola USA and Green Merger Sub, Inc., a Connecticut corporation and a wholly-owned subsidiary of Iberdrola USA, or merger sub. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus;

2.	a proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger contemplated by the merger agreement; and

3.	granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

The record date for the special meeting is                     , 2015. Only shareowners of record as of the close of business on                     , 2015 are entitled to notice of, and to vote at, the special meeting. All shareowners of record as of that date and time are cordially invited to attend the special meeting in person.

Your vote is very important, regardless of the number of shares of UIL common stock that you own. The merger cannot be completed unless the merger agreement is approved by the affirmative vote of the owners of at least a majority of the shares of UIL common stock outstanding as of the close of business on the record date. Whether or not you plan to attend the special meeting, UIL urges you to vote your shares before the meeting over the Internet or via the toll-free telephone number, as described in the accompanying materials. You may also vote by mail by completing, signing and dating the enclosed proxy card and returning it in the pre-addressed, postage-prepaid envelope accompanying the proxy card. No postage is necessary if mailed in the United States. Voting over the Internet, via the toll-free telephone number or by mailing a proxy card will not limit your right to vote in person or to attend the special meeting. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the special meeting in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of UIL common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

Your proxy is being solicited by the board of directors of UIL. After careful consideration, UIL’s board of directors has unanimously (i) adopted the merger agreement, (ii) approved and determined that it is in the best interests of UIL for UIL to consummate the merger and the other transactions contemplated by the merger agreement and to execute and deliver the merger agreement and perform UIL’s obligations thereunder and (iii) resolved to recommend the approval of the merger agreement by UIL shareowners. UIL’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement and “FOR” the other matters described in the accompanying proxy statement/prospectus. The board of directors made its determination after consultation with its legal and financial advisors and after considering a number of factors. In considering the recommendation of the board of directors of UIL, you should be aware that certain directors and executive officers of UIL may have interests in the merger that are different from or in addition to the interests of UIL shareowners generally. See the section entitled “Interests of UIL’s Directors and Executive Officers in the Merger” beginning on page 113 of the accompanying proxy statement/prospectus.

If you personally attend the special meeting, you will be asked to verify that you are a shareowner by presenting an attendance ticket (attached to your proxy card), together with a proper form of identification. Cameras, recording devices and other electronic devices including telephones or other devices with photographic capability may not be used during the meeting and are subject to confiscation. For the safety of attendees, all bags, packages and briefcases are subject to inspection. Your compliance is appreciated.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF UIL COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE YOUR SHARES BEFORE THE MEETING OVER THE INTERNET OR VIA THE TOLL-FREE TELEPHONE NUMBER OR BY COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE PRE-ADDRESSED, POSTAGE-PREPAID ENVELOPE ACCOMPANYING THE PROXY CARD. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

By Order of the Board of Directors,

Sigrid E. Kun

Vice President, Corporate Secretary and

Assistant General Counsel

New Haven, Connecticut

Dated:                     , 2015

i

ii

iii

QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meeting. These questions and answers may not address all questions that may be important to you as a holder of UIL common stock. Please see the section entitled “Summary” beginning on page 12 of this proxy statement/prospectus and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to or incorporated by reference into this proxy statement/prospectus, which you should read carefully and in their entirety.

You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

Q: Why am I receiving this proxy statement/prospectus and proxy card?

A: UIL has agreed to combine with Iberdrola USA under the terms of the merger agreement, as further described in this proxy statement/prospectus. If the merger agreement is approved by UIL shareowners and the other conditions to closing under the merger agreement are satisfied or waived, UIL will merge with and into merger sub. Merger sub will be renamed UIL Holdings Corporation and continue as a wholly-owned subsidiary of the combined company upon completion of the merger.

UIL is holding the special meeting to ask its shareowners to consider and vote upon a proposal to approve the merger agreement. UIL shareowners are also being asked to (i) consider and vote upon a proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger and (ii) grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

This proxy statement/prospectus contains important information about the merger, the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, the special meeting and the proposals to be voted on at the special meeting.

UIL shareowners should read this information carefully and in its entirety. The enclosed voting materials allow shareowners to vote their shares without attending the special meeting in person.

Q: What am I being asked to vote on at the special meeting?

A: You are being asked to (i) consider and vote upon a proposal to approve the merger agreement, (ii) consider and vote upon a proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger and (iii) grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q: Does my vote matter?

A: Yes. Your vote is important. You are encouraged to submit your proxy as promptly as possible. The merger cannot be completed unless the merger agreement is approved by the UIL shareowners. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement. The board of directors of UIL, or the UIL board, unanimously recommends that shareowners vote “FOR” the proposal to approve the merger agreement and the related matters.

Q: What is the proposed merger and what effect will it have on UIL?

A: The proposed merger is the merger of UIL with and into merger sub, a direct, wholly-owned subsidiary of Iberdrola USA, with merger sub continuing as the surviving corporation. As a result of the merger, UIL will no longer be a publicly held company and will cease its separate corporate existence. Following the merger, UIL common stock will be delisted from the NYSE and deregistered under the Exchange Act, and UIL will no longer be required under Sections 13 or 14 of the Exchange Act to file periodic reports and proxy and information statements with the SEC in respect of UIL common stock. Following the merger, the combined company will become a publicly traded company with its common stock listed on the NYSE and registered under the Exchange Act. The combined company will be subject to the reporting requirements of Sections 13 and 14 of the Exchange Act to file periodic reports and proxy and information statements with the SEC in respect of the common stock of the combined company.

Q: What is the vote required to approve each proposal at the special meeting?

A: The approval of the merger agreement requires the affirmative vote of the owners of a majority of the shares of UIL common stock outstanding as of the close of business on                     , 2015, the record date for the special meeting. Because the affirmative vote required to approve the merger agreement is based upon the total number of outstanding shares of UIL common stock, if you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or if your shares of UIL common stock are held through a bank, brokerage firm or other nominee and you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

The approval of the merger-related executive compensation requires that the votes favoring the action cast by the owners of the shares entitled to vote thereon exceed the votes opposing the action cast by such shareowners; however, such vote is non-binding and advisory only. If you vote to abstain or if you fail to submit a proxy or to vote in person at the special meeting or if your shares of UIL common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of UIL common stock, as applicable, your shares of UIL common stock will not be voted, but this will not have an effect on the approval, by non-binding, advisory vote, of the merger-related executive compensation.

If no quorum is present, authorization for proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement requires the affirmative vote of the owners of a majority of shares of UIL common stock present in person or represented by proxy and entitled to vote thereon. If a quorum is present, authorization for proxy holders to vote in favor of one or more adjournments of the special meeting would require that the votes favoring the action cast by the owners of the shares entitled to vote thereon exceed the votes opposing the action cast by such shareowners. If no quorum is present and your shares of UIL common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, each will have the effect of a vote “AGAINST” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting. If a quorum is present and your shares of UIL common stock are not voted on granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, or if you have given a proxy and abstained on the adjournments of the special meeting, your shares will not be counted in respect of, and will not have an effect on, the vote to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting. Whether or not a quorum is present, if you fail to submit a proxy and to attend the special meeting or if your shares of UIL common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of UIL common stock, as applicable, your shares of UIL common stock will not be voted, but this will not have an effect on the vote to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting.

See the section entitled, “The UIL Special Meeting—Record Date and Quorum” beginning on page 71 of this proxy statement/prospectus.

Q: Did the UIL board adopt the merger agreement?

A: Yes. At a meeting on February 25, 2015, the UIL board unanimously adopted the merger agreement and approved and determined that it is in the best interests of UIL for UIL to consummate the merger and the other transactions contemplated by the merger agreement and to execute and deliver the merger agreement and perform its obligations thereunder.

Q: How does the UIL board recommend that I vote at the special meeting?

A: The UIL board unanimously recommends that UIL shareowners vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger, and “FOR” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. See the section entitled “The Merger—UIL’s Reasons for the Merger” beginning on page 90 of this proxy statement/prospectus.

Q: What will I receive if the merger is completed?

A: If the merger is completed, each share of UIL common stock issued and outstanding immediately prior to the completion of the merger will be converted into the right to receive one validly issued share of common stock of the combined company, credited as fully paid, and $10.50 in cash, without interest and less any applicable withholding taxes, or the per share merger consideration.

Q: What is the value of the per share merger consideration?

A: The exact value of the per share merger consideration that UIL shareowners receive will depend on the price per share of the common stock of the combined company at the time of the completion of the merger. This price will not be known at the time of the special meeting and may be less than the current price of UIL common stock or the price per share of UIL common stock at the time of the special meeting. Based on the closing stock price per share of UIL common stock on the NYSE on February 25, 2015, the last trading day before public announcement of the merger, of $42.33, and estimating the value of the stock consideration (as defined below) received based on the mid-point of the combined company’s estimated 2016 and 2017 earnings per share valued at peer price-to-earnings multiples of 17.5x and 16.5x, respectively, the estimated value of the per share merger consideration would be $52.75 for each share of UIL common stock (which includes the $10.50 per share cash consideration). You are encouraged to obtain current market quotations of UIL common stock. See the section entitled “Where You Can Find Additional Information” beginning at page 290 of this proxy statement/prospectus.

Q: How does the per share merger consideration compare to the market price per share of UIL common stock prior to the announcement of the merger?

A: Based on the estimated value of the per share merger consideration of $52.75 for each share of UIL common stock (estimated as discussed above), the per share merger consideration would represent a premium of approximately 24.6% to the closing price per share of UIL common stock on February 25, 2015, the last trading day prior to the public announcement of the proposed merger. The per share merger consideration would represent a premium of approximately 19.3% to the average closing price per share of UIL common stock over the 30-day period ending on February 25, 2015.

Q: What will holders under UIL stock-based plans receive in the merger?

A: Upon completion of the merger, each award of restricted UIL common stock granted under the UIL 2008 Stock and Incentive Compensation Plan and the UIL Deferred Compensation Plan that is outstanding and unvested or otherwise subject to forfeiture or other restrictions as of immediately prior to the completion of the merger will be converted into the right to receive the number of validly-issued restricted shares of common stock of the combined company equal to the product (rounded up to the nearest whole number) of the number of restricted shares of UIL common stock multiplied by an exchange factor. The exchange factor is the sum of one plus a fraction, (i) the numerator of which is $10.50 and (ii) the denominator of which is the average of the volume weighted averages of the trading prices per share of UIL common stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties to the merger agreement) on each of the ten consecutive trading days ending on (and including) the trading day that immediately precedes the closing date of the merger minus $10.50. Any restricted shares of common stock of the combined company received in exchange for restricted shares of UIL common stock will be subject to the same terms and conditions (including vesting and forfeiture restrictions) that were applicable to the corresponding restricted shares of UIL common stock immediately prior to the completion of the merger.

Each award of restricted UIL common stock that vests by its terms upon the completion of the merger will be converted into the right to receive the per share merger consideration upon completion of the merger.

Upon completion of the merger, each award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards granted or deferred under the UIL 2008 Stock and Incentive Compensation Plan or the UIL Deferred Compensation Plan and relating to shares of UIL common stock that is outstanding immediately prior to the completion of the merger will be converted into an award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards, as applicable, relating to shares of common stock of the combined company of the same type and on the same terms and conditions, with the number of such shares being equal to the product (rounded up to the nearest whole number) of the number of shares of UIL common stock subject to the equity award granted by UIL multiplied by the exchange factor.

If any UIL restricted stock awards or other equity awards are subject to any performance-based vesting or other performance conditions immediately prior to the completion of the merger, the performance determination will be made pursuant to the terms of such restricted stock awards or other equity awards.

Upon completion of the merger, no participant in the UIL 2012 Non-Qualified Employee Stock Purchase Plan will have any right under such plan to purchase or acquire any shares of UIL common stock and no further payroll deductions will be made under such plan and the UIL 2012 Non-Qualified Employee Stock Purchase Plan will terminate upon completion of the merger.

Q: Why am I being asked to consider and vote on the proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for named executive officers of UIL in connection with the merger?

A: Under SEC rules, UIL is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q: What will happen if UIL shareowners do not approve this merger-related executive compensation?

A: UIL shareowner approval of the compensation that may be paid or become payable to UIL’s named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on UIL or the surviving corporation in the merger. If the merger is completed, the merger-related compensation may be paid to UIL’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if UIL shareowners do not approve, by non-binding, advisory vote, the merger-related executive compensation.

Q: Do any of UIL’s directors or executive officers have interests in the merger that differ from or are in addition to my interests as a shareowner of UIL common stock?

A: In considering the recommendation of the UIL board with respect to the proposal to approve the merger agreement and the other matters described in this proxy statement/prospectus, you should be aware that certain directors and executive officers of UIL may have interests in the merger that are different from, or in addition to, the interests of UIL shareowners generally. The UIL board was aware of and has considered these interests, among other matters, in evaluating and negotiating the merger agreement and approving the merger, and in recommending that the merger agreement be approved by UIL shareowners. See the sections entitled “Interests of UIL’s Directors and Executive Officers in the Merger” beginning on page 113 of this proxy statement/prospectus and “Advisory Vote on Merger-Related Compensation for UIL’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus.

Q: What equity stake will UIL shareowners hold in the combined company immediately following the merger?

A: The merger agreement provides that holders of shares of UIL common stock as of immediately prior to the completion of the merger will hold, in the aggregate, 18.5% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger. The combined company will be a “controlled company” within the meaning of the rules of the NYSE and intends to rely on exemptions from certain corporate governance requirements. As a result of their reduced ownership percentages, former UIL shareowners will have less voting power in the combined company than they now have with respect to UIL and will not have the ability to control the outcomes of matters voted upon by all of the shareholders of the combined company.

Q: Where will the shares of common stock of the combined company that I receive in the merger be publicly traded?

A: Iberdrola USA has applied to the NYSE to list its shares, which will become shares of the combined company common stock, under the trading symbol “             .” The listing of the combined company common stock on the NYSE is one of the closing conditions under the merger agreement. See the section entitled, “The Merger Agreement—Conditions to Completing the Merger” beginning on page 144 of this proxy statement/prospectus.

Q: When do you expect the merger to be completed?

A: Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to Completing the Merger” beginning on page 144 of this proxy statement/prospectus, including the approval of the merger agreement by UIL shareowners at the special meeting, the merger will close as soon as reasonably practicable; UIL and Iberdrola USA expect that the merger will close on or before December 31, 2015. However, it is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all.

Q: What are the material United States federal income tax consequences of the merger to UIL shareowners?

A: It is a condition to the completion of the merger that Iberdrola USA and UIL receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Assuming the merger qualifies as a reorganization, a U.S. holder exchanging its shares of UIL common stock for a combination of common stock of the combined company and cash pursuant to the merger agreement will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in exchange for shares of UIL common stock in the merger and (ii) the excess of the “amount realized” in the transaction (i.e., the fair market value of the shares of common stock of the combined company at the effective time of the merger plus the amount of cash received in exchange for shares of UIL common stock in the merger) over its tax basis in its surrendered shares of UIL common stock.

Any gain recognized upon the exchange will generally be capital gain, and will be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period with respect to its surrendered shares of UIL common stock exceeds one year. Depending on certain facts specific to each U.S. holder, any gain recognized could be taxable as a dividend rather than capital gain.

For a definition of “U.S. holder” and a more detailed discussion of the material United States federal income tax consequences of the merger, see the section entitled “Material United States Federal Income Tax Consequences of the Transaction.”

Each holder is encouraged to consult its tax advisors as to the tax consequences of the merger in the holder’s particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Q: Who can vote at the special meeting?

A: All holders of record of shares of UIL common stock as of the close of business on                     , 2015, the record date, are entitled to receive notice of, and to vote at, the special meeting. Each holder of shares of UIL common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of UIL common stock that such holder owned of record as of the close of business on the record date.

Q: When and where is the special meeting?

A: The special meeting will be held on                     , 2015, at                      Eastern time, at Quinnipiac University, Center for Medicine, Nursing and Health Sciences, 370 Bassett Road, North Haven, Connecticut 06473. If you personally attend the special meeting, you will be asked to verify that you are a shareowner by presenting an attendance ticket (attached to your proxy card), together with a proper form of identification. If your shares of UIL common stock are held through a bank, brokerage firm or other nominee, please bring proof of your beneficial ownership of such shares to the special meeting. Acceptable proof could include an account statement showing that you owned shares of UIL common stock on the record date.

For additional information about the special meeting, see the section entitled “The UIL Special Meeting” beginning on page 71 of this proxy statement/prospectus.

Q: How will I receive the merger consideration to which I am entitled?

A: After receiving the proper documentation from you, following the completion of the merger, the exchange agent will forward to you the shares of common stock of the combined company and cash to which you are entitled. If you own UIL common stock in book-entry form or through a broker, bank or other holder of record, you will not need to obtain share certificates to submit for exchange to the exchange agent, nor will you receive certificated shares of Iberdrola USA common stock. However, you or your broker, bank or other nominee will need to follow the instructions provided by the exchange agent in order to properly surrender your UIL common stock. More information on the documentation you are required to deliver to the exchange agent may be found in the section entitled “The Merger Agreement—Exchange of Shares” beginning on page 126 of this proxy statement/prospectus.

Q: Will my shares of common stock of the combined company acquired in the merger receive a dividend?

A: After the completion of the merger, as a holder of shares of common stock of the combined company you will receive the same dividends on shares of common stock of the combined company that all other holders of shares of common stock of the combined company will receive for any dividend record date that occurs after the merger is completed.

Former UIL shareowners who held UIL book-entry shares immediately prior to the completion of the merger will be automatically entitled to be paid dividends otherwise payable on the shares of common stock of the combined company. Former UIL shareowners who held UIL share certificates immediately prior to the completion of the merger will not be entitled to be paid dividends otherwise payable on the shares of common stock of the combined company into which their shares of UIL common stock are exchangeable until they surrender their UIL share certificates according to the instructions provided to them. Dividends will be accrued for these shareowners and they will receive the accrued dividends when they surrender their UIL share certificates, subject to abandoned property laws. These shareowners will also receive all dividends with a record date prior to the completion of the merger that have been declared by UIL with respect to the shares of UIL common stock but that have not been paid on those shares of UIL common stock that they hold.

The combined company will initially set its dividend at UIL’s current quarterly dividend of $0.432 per share and expects to target a dividend based on a 65% to 75% payout ratio long-term, subject to consideration and approval by the combined company board of directors, or the combined company board. All future dividends of the combined company will remain subject to consideration and approval by the Iberdrola USA board of directors.

Q: What is the difference between holding shares as a shareowner of record and as a beneficial owner?

A: If your shares of UIL common stock are registered directly in your name with the transfer agent of UIL, Broadridge Corporate Issuer Solutions, Inc., or Broadridge, you are considered the shareowner of record with respect to those shares. As the shareowner of record, you have the right to vote, to grant a proxy for your vote directly to UIL or to a third party to vote at the special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the shareowner of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting; however, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q: If my shares of UIL common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A: Your bank, brokerage firm or other nominee will only be permitted to vote your shares of UIL common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of UIL common stock. In accordance with the rules of the NYSE, banks, brokerage firms and other nominees who hold shares of UIL common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the proposal to approve the merger agreement, the proposal to approve, by non-binding, advisory vote, of the merger-related executive compensation and the granting of authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. As a result, absent specific instructions from you, banks, brokerage firms or other nominees are not empowered to vote your shares of UIL common stock at the special meeting. The effect of not instructing your broker how you wish your shares to be voted will be the same as a vote “AGAINST” the proposal to approve the merger agreement, and will not have an effect on the proposal to approve, by non-binding, advisory vote, of the merger-related executive compensation or on the granting of authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q: How many votes do I have?

A: Each UIL shareowner is entitled to one vote for each share of UIL common stock held of record as of the close of business on the record date. As of the close of business on the record date, there were          outstanding shares of UIL common stock.

Q: What constitutes a quorum for the special meeting?

A: The presence at the special meeting, in person or represented by proxy, of owners of a majority of the shares of UIL common stock outstanding as of the close of business on the record date constitutes a quorum for the purposes of the special meeting. Abstentions are considered for purposes of establishing a quorum. A quorum is necessary to transact business at the special meeting. Once a share of UIL common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting. However, if a new record date is set for the adjourned special meeting, then a new quorum will be determined.

Q: How do I vote?

A: You can vote your shares of UIL common in the following ways, depending on whether you are a shareowner of record or a beneficial owner:

Shareowner of Record. If you are a shareowner of record, you may vote your shares of UIL common stock on matters presented at the special meeting in any of the following ways:

•	by telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. Proxies delivered over the internet or by telephone must be submitted by 11:59 p.m. Eastern time on , 2015. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the pre-addressed, postage-prepaid envelope accompanying the proxy card; or

•	in person—you may attend the special meeting and cast your vote there.

Beneficial Owner. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q: How do I vote my shares held in my 401K plan account?

A: If you are a participant in UIL’s 401K Plan, you can vote your UIL common stock held in your plan account by completing, signing and dating your voting instruction form and returning it in the enclosed postage-paid envelope, through the Internet or by telephone as instructed on your voting instruction form. The plan trustee will vote the shares held in your plan account in accordance with your instructions. Shares of UIL common stock held in UIL’s 401K plan for which no instructions from participants are received will be voted by the plan trustee in the same proportion as shares of UIL common stock for which voting instructions are received from participants.

Q: How can I change or revoke my vote?

A: You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by attending the special meeting and voting in person, or by giving written notice of revocation to UIL prior to the time the special meeting begins. Written notice of revocation should be mailed to: UIL Holdings Corporation, Attention: Sigrid E. Kun, Vice President, Corporate Secretary and Assistant General Counsel, 157 Church Street, P.O. Box 1564, New Haven, Connecticut 06506. For a full description of proxy submittals and revocations, see the section entitled “The UIL Special Meeting—Proxies and Revocations” beginning on page 73 of this proxy statement/prospectus.

Q: If a shareowner gives a proxy, how are the shares of UIL common stock voted?

A: Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of UIL common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of UIL common stock should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve, by non-binding, advisory vote, of the merger-related executive compensation and “FOR” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Q: What should I do if I receive more than one set of voting materials?

A: If you hold shares of UIL common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of UIL common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of UIL common stock are voted. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you hold your shares in “street name” through more than one bank, brokerage firm or other nominee, you should follow the procedures provided by each of your banks, brokerage firms or other nominees in respect of each set of voting materials to vote the portion of your shares held through such bank, brokerage firm or other nominee.

Q: What happens if I sell my shares of UIL common stock before the special meeting?

A: The record date is earlier than both the date of the special meeting and the completion of the merger. If you transfer your shares of UIL common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting but will transfer the right to receive the per share merger consideration to the person to whom you transfer your shares. In order to receive the per share merger consideration, you must hold your shares at the time of the completion of the merger.

Q: What happens if I sell or otherwise transfer my shares of UIL common stock after the special meeting but before the completion of the merger?

A: If the merger agreement is approved by UIL shareowners at the special meeting and you sell or otherwise transfer your shares after the special meeting but before the completion of the merger, you will have transferred the right to receive the per share merger consideration to the person to whom you transfer your shares. In order to receive the per share merger consideration upon completion of the merger, you must hold your shares of UIL common stock at the time of the completion of the merger.

Q: Who will solicit and pay the cost of soliciting proxies?

A: UIL is making this solicitation and will bear the expense of printing and mailing proxy materials to its shareowners. UIL will ask banks, brokers and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners of shares and to secure their voting instructions, if necessary, and UIL will reimburse them for their reasonable expenses in so doing. UIL’s directors, officers and employees may also solicit proxies personally or by telephone, but they will not be specifically compensated for soliciting proxies. UIL has retained Okapi, for a fee of up to $20,000 plus expenses, to aid in the solicitation of proxies by similar methods.

Q: What do I need to do now?

A: Even if you plan to attend the special meeting in person, after carefully reading and considering the information contained in this proxy statement/prospectus, please vote promptly to ensure that your shares are represented at the special meeting. If you hold your shares of UIL common stock in your own name as the shareowner of record, you may submit a proxy to have your shares of UIL common stock voted at the special meeting in one of three ways:

•	by telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. Proxies delivered over the internet or by telephone must be submitted by 11:59 p.m. Eastern time on , 2015. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the pre-addressed, postage-prepaid envelope accompanying the proxy card; or

•	in person—you may attend the special meeting and cast your vote there.

If you decide to attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must obtain a legal proxy from your bank, brokerage firm or other nominee.

Q: Should I send in my share certificates now?

A: No, please do NOT return your share certificate(s) with your proxy. If the merger agreement is approved by UIL shareowners and the merger is completed, and you hold physical share certificates, you will be sent a letter of transmittal as promptly as reasonably practicable after the completion of the merger describing how you may exchange your shares of UIL common stock for the per share merger consideration. If your shares of UIL common stock are held in “street name” through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or other nominee as to how to effect the surrender of your “street name” shares of UIL common stock in exchange for the per share merger consideration.

Q: Where can I find the voting results of the special meeting?

A: The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, UIL intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q: Am I entitled to exercise appraisal rights instead of receiving the per share merger consideration for my shares of UIL common stock?

A: UIL shareowners of record do not have appraisal rights under the Connecticut Business Corporation Act, or CBCA, in connection with the merger.

Q: Are there any risks that I should consider in deciding whether to vote for the proposal to approve the merger agreement?

A: Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 37 of this proxy statement/prospectus. You also should read and carefully consider the risk factors contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q: What are the conditions to completion of the merger?

A: In addition to the approval of the merger agreement by UIL shareowners as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of required regulatory approvals, the accuracy of UIL’s and Iberdrola USA’s respective representations and warranties under the merger agreement (subject to certain materiality exceptions), Iberdrola USA’s and UIL’s performance of their respective obligations under the merger agreement, the absence of a material adverse effect on Iberdrola USA or UIL (as described in the merger agreement), authorization for the listing of Iberdrola USA common stock on the NYSE and receipt of specified tax opinions. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Completing the Merger” beginning on page 144 of this proxy statement/prospectus.

Q: What happens if the merger is not completed?

A: If the merger agreement is not approved by UIL shareowners or if the merger is not completed for any other reason, UIL shareowners will not receive any consideration for their shares of UIL common stock. Instead, UIL will remain an independent public company, UIL common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and UIL will continue to file periodic reports with the SEC. Under certain circumstances, UIL may be required to pay Iberdrola USA a termination fee of $75,000,000 and/or reimburse its expenses in connection with the merger up to $15,000,000, with any reimbursement of expenses being credited toward, and offset against, the payment of the termination fee. See the section entitled “The Merger Agreement—Termination,” “The Merger Agreement—Effect of Termination” and “The Merger Agreement—Fees and Expenses” beginning on pages 145, 147 and 147, respectively, of this proxy statement/prospectus.

Q: Who can help answer any other questions I have?

A: If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of UIL common stock, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Okapi, UIL’s proxy solicitor, by calling toll-free at (855) 208-8902.

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus. Iberdrola USA and UIL urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, the documents incorporated by reference into this proxy statement/prospectus and the other documents to which Iberdrola USA and UIL have referred you because this section does not provide all the information that might be important to you with respect to the merger and the related matters being considered at the UIL special meeting. See also the section entitled “Where You Can Find Additional Information” on page 290. Iberdrola USA and UIL have included page references to direct you to a more complete description of the topics presented in this summary.

Information About The Companies (Page 69)

Iberdrola USA

Durham Hall, 52 Farm View Drive

New Gloucester, Maine 04260

(207) 688-6300

Iberdrola USA is a direct, wholly-owned subsidiary of Iberdrola, S.A., a corporation (sociedad anónima) organized under the laws of Spain, one of the world’s leading energy companies. Iberdrola USA holds the U.S. operations of Iberdrola, S.A. through its direct, wholly-owned subsidiaries, including Iberdrola USA Networks, Inc., or Iberdrola Networks, and Iberdrola Renewables Holdings, Inc., or IRHI. IRHI in turn holds subsidiaries including Iberdrola Renewables LLC, or Iberdrola Renewables and Iberdrola Energy Holdings, LLC, or Iberdrola Energy Holdings. Iberdrola Networks owns and operates the regulated utility businesses of Iberdrola USA through its subsidiaries, including electric transmission and distribution and natural gas distribution, while Iberdrola Renewables operates a portfolio of renewable energy generation facilities primarily using onshore wind power, and also solar, biomass and thermal power. Iberdrola Energy Holdings operates the natural gas storage facilities and gas trading businesses of Iberdrola USA through Iberdrola Energy Services LLC (gas trading) and Enstor Inc. (gas storage). Additionally, Iberdrola USA holds merger sub, a direct and wholly-owned subsidiary newly formed in Connecticut for the sole purpose of completing the merger. See “—Merger Sub.”

There is currently no public trading market for Iberdrola USA common stock. Iberdrola USA has applied to list its common stock on the NYSE under the symbol “            ” in connection with the merger. Iberdrola USA is headquartered in New Gloucester, Maine, where its senior management maintains offices and is responsible for overall executive, financial and planning functions. For additional information about Iberdrola USA, see the section entitled “Additional Information About Iberdrola USA” beginning on page 201 of this proxy statement/prospectus.

Merger Sub

Durham Hall, 52 Farm View Drive

New Gloucester, Maine 04260

(207) 688-6327

Green Merger Sub, Inc., or merger sub, is a Connecticut corporation and a direct wholly-owned subsidiary of Iberdrola USA that was formed solely in contemplation of the merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, except as described in this proxy statement/prospectus, nor any outstanding commitments other than as set forth in the merger agreement. Merger sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement.

UIL

157 Church Street

New Haven, Connecticut 06510

(203) 499-2000

The primary business of UIL is ownership of its operating regulated utility businesses. The utility businesses consist of the electric distribution and transmission operations of The United Illuminating Company, or UI, and the natural gas transportation, distribution and sales operations of The Southern Connecticut Gas Company, Connecticut Natural Gas Corporation, and The Berkshire Gas Company. UI is also a party to a joint venture with certain affiliates of NRG Energy, Inc. pursuant to which UI holds 50% of the membership interests in GCE Holding LLC, whose wholly-owned subsidiary, GenConn Energy LLC, operates peaking generation plants in Devon, Connecticut and Middletown, Connecticut. UIL is headquartered in New Haven, Connecticut, where its senior management maintains offices and is responsible for overall executive, financial and planning functions.

UIL common stock is listed on the NYSE under the symbol “UIL.”

The Merger and the Merger Agreement (Page 123)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Pursuant to the merger agreement, UIL will merge with and into merger sub. Upon completion of the merger, merger sub will continue as the surviving corporation and a wholly-owned subsidiary of the combined company. Following the merger, the combined company will be a publicly traded company with its common stock listed on the NYSE and registered under the Exchange Act. Following the merger, UIL common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded. The UIL board recommends that you vote “FOR” the proposal to approve the merger agreement and “FOR” the other matters described in this proxy statement/prospectus.

Effects of the Merger; Merger Consideration (Page 125)

As of the effective time, each issued share of UIL common stock that is owned by UIL (other than any shares owned on behalf of third parties) immediately prior to the effective time will automatically be cancelled and cease to exist, and no consideration will be delivered or deliverable in connection with such cancellation. Upon the terms and subject to the conditions set forth in the merger agreement, each issued and outstanding share of UIL common stock (other than any shares owned directly or indirectly by UIL, but including any shares owned by UIL on behalf of third parties) will be converted into the right to receive (i) one validly issued share of common stock of the combined company, credited as fully paid, which, when issued, ranks equally in all respects with all of the shares of common stock of the combined company then in issue and (ii) $10.50 in cash, without interest and less any applicable withholding taxes, referred to as the merger consideration. The shares of common stock of the combined company issued in the merger to UIL shareowners will represent 18.5% of the total number of shares of common stock of the combined company outstanding as of that time.

For a full description of the merger consideration, see the section entitled “The Merger Agreement—Effects of the Merger; Merger Consideration” beginning on page 125 of this proxy statement/prospectus.

Treatment of UIL Stock Plans and UIL Equity-Based Awards (Page 125)

Each award of restricted UIL common stock granted under the UIL stock plans that is outstanding and unvested or otherwise subject to forfeiture or other restrictions as of immediately prior to the effective time of the merger, or the UIL restricted shares, other than those UIL restricted shares that vest by their terms upon the completion of the merger, will be converted into the right to receive the number of validly-issued restricted shares of common stock of the combined company calculated pursuant to an exchange ratio.

Each award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards granted or deferred under a UIL stock plan and relating to shares of UIL common stock shall be converted into a right to receive an award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards, as applicable, relating to shares of the combined company common stock of the same type and on the same terms and conditions. The number of shares of common stock of the combined company covered by each such right will be determined pursuant to a conversion ratio.

The performance determination with respect to any UIL stock award that is subject to any performance-based vesting or other performance conditions immediately prior to the effective time of the merger, will be made pursuant to the terms of the performance award.

The UIL 2012 Non-Qualified Employee Stock Purchase Plan will terminate as of the effective time of the merger.

For a full description of the treatment of UIL stock plans and equity-based awards, see the section entitled “The Merger Agreement—Treatment of UIL Stock Plans and UIL Equity Based Awards” beginning on page 125 of this proxy statement/prospectus.

No Solicitation by UIL (Page 136)

Subject to certain exceptions described below, UIL has agreed that it will, and will cause each of its subsidiaries, and will use its reasonable best efforts to cause its and their respective representatives to:

•	immediately cease and cause to be terminated all existing discussions or negotiations with any person with respect to, or that could reasonably be expected to lead to, any acquisition proposal (as such term is defined on pages 135 and 136 of this proxy statement/prospectus);

•	not solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or the making of any proposal that could reasonably be expected to lead to, any acquisition proposal;

•	not engage in or otherwise participate in any negotiations or discussions regarding, or that could reasonably be expected to lead to, any acquisition proposal;

•	not furnish any nonpublic information regarding UIL or any of its subsidiaries to any person (other than Iberdrola USA or merger sub) in connection with or in response to any acquisition proposal; and

•	not approve, endorse or recommend any acquisition proposal except in connection with an adverse recommendation change (as defined below).

However, before UIL obtains the approval of its shareowners for the merger, or the UIL shareowner approval, UIL is not prohibited from:

•

furnishing nonpublic information regarding UIL or its subsidiaries to, or entering into or participating in discussions or negotiations with, any person in response to an unsolicited, written acquisition proposal that the UIL board concludes in good faith, after consultation with its financial advisors and outside counsel, constitutes, or could reasonably be expected to result in, an acquisition proposal if certain conditions set forth in the merger agreement are met; or

•	failing to enforce, or granting any waiver or release under, any standstill or similar agreement with any person to the extent the UIL board concludes in good faith, after consultation with its financial advisors and outside legal counsel, that taking such action could reasonably be expected to result in a possible superior proposal and that failing to take such action could reasonably be expected to result in a breach of its fiduciary duties and to the extent this action is necessary to allow such person to make a confidential proposal to the UIL board.

If UIL receives an acquisition proposal or any request for nonpublic information relating to UIL or its subsidiaries in connection with an acquisition proposal, UIL must notify Iberdrola USA orally and in writing within 24 hours of receipt of the proposal or request for information, including the identity of the person making the request or acquisition proposal. If the acquisition proposal is made in writing, UIL must include a copy of the acquisition proposal and related draft agreements or other documentation or materials delivered to UIL. If the acquisition proposal is made orally, UIL must include a reasonably detailed summary that includes all material terms of the acquisition proposal. UIL must keep Iberdrola USA informed on a reasonably prompt basis of any change to the material terms of an acquisition proposal (and in no event later than 24 hours after any such change).

Adverse Recommendation Change (Page 137)

Except as provided in the two succeeding paragraphs below, neither the UIL board nor any committee of the UIL board may:

•	withhold, withdraw, change, qualify or modify in a manner adverse to Iberdrola USA, or publicly propose to withhold, withdraw, change, qualify or modify in a manner adverse to Iberdrola USA, the approval, recommendation or declaration of advisability by the UIL board or any committee of the UIL board in respect of the merger agreement and the transactions, or the UIL board recommendation;

•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve any acquisition proposal;

•	fail to include the UIL board recommendation in this proxy statement/prospectus;

•	resolve, publicly propose or agree to do any of the above actions, each of which constitutes an adverse recommendation change; or

•	recommend, adopt or approve, or publicly propose to recommend, adopt or approve, or allow UIL or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to (or would reasonably be expected to) lead to, any acquisition proposal or that would require UIL to abandon, terminate or fail to consummate the transactions, or resolve, agree or propose to do any of the actions in this sub-paragraph.

Notwithstanding anything to the contrary in the merger agreement, at any time prior to obtaining the UIL shareowner approval, an adverse recommendation change can be effected if either of the following sets of conditions has been met.

•	If an acquisition proposal has been made to UIL, the UIL board or any committee of the UIL board may effect an adverse recommendation change if:

•	the UIL board or an applicable committee of the UIL board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the offer constitutes a superior proposal (as such term is defined on page 136 of this proxy statement/prospectus) and that failure to take action could reasonably be expected to result in a breach of its fiduciary duties;

•	UIL provides Iberdrola USA five business days’ prior written notice of its intention to take such action and the rationale for taking such action (and each time any material revision or amendment to the terms of the acquisition proposal determined to be a superior proposal is made, the five business day period will be extended for additional three business days (for the first extension) or two business days (for each subsequent extension) after notification of such change to Iberdrola USA); and

•	at the end of the applicable periods described above, the UIL board again makes the good faith determination, after consultation with its outside legal counsel and financial advisors (and after taking into account any adjustments or modifications proposed by Iberdrola USA during this period), that the acquisition proposal continues to be a superior proposal, or

•	If no acquisition proposal has been made to UIL, but there has been a change first occurring or becoming known to the UIL board after February 25, 2015 that materially affects or could reasonably be expected to materially affect the business, assets, liabilities, condition (financial or otherwise) or results of operations of UIL and its subsidiaries, taken as a whole, or Iberdrola USA and its subsidiaries, taken as a whole or the shareowners of UIL (including the benefits of the merger to UIL or the shareowners of UIL), and the change is material, individually or in the aggregate with any other such changes first occurring or becoming known to the UIL board after February 25, 2015 and does not involve or relate to an acquisition proposal, then the UIL board may effect an adverse recommendation change if:

•	UIL provides Iberdrola USA five business days’ prior written notice of its intention to take such action and the rationale for taking such action;

•	at the end of the five business day period described above, the UIL board determines in good faith, after consultation with its financial advisors and outside legal counsel (after taking into account any adjustments or modifications to the terms of the merger agreement proposed by Iberdrola USA during the period described above), that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable laws.

In either case, UIL agrees that during the periods described above, UIL will negotiate in good faith with Iberdrola USA and its representatives, if requested by Iberdrola USA, regarding any adjustments or modifications to the terms of the merger agreement.

No Solicitation by Iberdrola USA (Page 139)

Iberdrola USA has agreed that it will, and will cause each of its affiliates, and will use its reasonable best efforts to cause its and their respective representatives to:

•	immediately cease and cause to be terminated all existing discussions or negotiations with any person with respect to, or that could reasonably be expected to lead to, an Iberdrola USA business combination (as defined below);

•	not solicit, initiate, endorse, knowingly facilitate or knowingly encourage any Iberdrola USA business combination or any inquiries, offers or the making of any proposal that could reasonably be expected to lead to, any Iberdrola USA business combination;

•	enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to effect, any Iberdrola USA business combination or that would reasonably be expected to cause Iberdrola USA to abandon, terminate or fail to consummate the merger;

•	enter into, initiate, continue, engage in or otherwise participate in any way in any discussions or negotiations regarding, or that could reasonably be expected to lead to, any Iberdrola USA business combination; or

•	agree or propose to do any of the above things.

The merger agreement defines an “Iberdrola USA business combination” as:

•	any acquisition or purchase, in a single transaction or a series of transactions of all or any material part of the Iberdrola USA parties (regardless of whether such acquisition or purchase is by means of a sale of assets or a sale of equity securities of one or more of the Iberdrola USA parties or their subsidiaries), or

•	any acquisition, purchase or corporate reorganization by the Iberdrola USA parties or their affiliates that could reasonably be expected to prevent, materially delay or materially impair the consummation of the merger.

Conditions to Completing the Merger (Page 144)

Conditions to Each Party’s Obligation to Effect the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by Iberdrola USA and UIL of the following conditions:

•	the UIL shareowner approval will have been obtained;

•	no temporary restraining order or preliminary or permanent injunction or other order by any governmental authority of competent jurisdiction preventing completion of the merger, or applicable law prohibiting, materially restraining or making illegal the completion of the merger will be in effect;

•	Iberdrola USA and UIL will have obtained the required statutory approvals identified in the merger agreement at or prior to the effective time, and such approvals will have become final orders;

•	the Committee on Foreign Investment in the United States, or CFIUS, will have concluded its review and the President of the United States of America will not have taken action to block or prevent the completion of the merger and no requirements or conditions to mitigate any national security concerns will have been imposed; and

•	the registration statement on Form S-4 filed with the SEC by Iberdrola USA in connection with the offer of the Iberdrola USA common stock to be delivered as consideration pursuant to the merger will have become effective under the Securities Act, and no stop order will be in effect, and the Iberdrola USA common stock will have been authorized for listing on the NYSE, subject to official notice of issuance.

Conditions to Obligations of Iberdrola USA and Merger Sub

The obligation of Iberdrola USA and merger sub to effect the merger is also subject to satisfaction or waiver of the following conditions:

•	the representations and warranties of UIL set forth in the merger agreement, subject to certain exceptions, will be true and correct as of February 25, 2015 and as of the closing as though made on and as of the closing, except for such failures to be true and correct that do not have, individually or in the aggregate, a UIL material adverse effect (as defined below);

•	the representations and warranties of UIL concerning organization and qualification, certain provisions relating to UIL capital stock and UIL authority to enter into the merger agreement, subject to certain exceptions, will be true and correct in all respects (except de minimis errors) as of February 25, 2015 and as of the closing;

•	UIL will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing;

•	a UIL material adverse effect will not have occurred after February 25, 2015;

•	Iberdrola USA will have received a certificate signed by an executive officer of UIL, dated the closing date, certifying that the foregoing conditions have been satisfied;

•	the final orders granting certain of the UIL required statutory approvals (as defined below) and certain of the Iberdrola USA required statutory approvals (as defined below) identified in the merger agreement will not impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a burdensome effect (as defined below);

•	Iberdrola USA will have received a tax opinion from Latham & Watkins, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Latham & Watkins will be entitled to receive and rely upon customary certificates and representations of officers of Iberdrola USA, merger sub and UIL.

Conditions to Obligations of UIL

The obligation of UIL to effect the merger is also subject to satisfaction or waiver by UIL of the following conditions:

•	each of the representations and warranties of Iberdrola USA set forth in the merger agreement, subject to certain exceptions, will be true and correct as of February 25, 2015 and as of the closing as though made on and as of the closing, except for such failures to be true and correct that do not have, individually or in the aggregate, an Iberdrola USA material adverse effect (as defined below);

•	the representations and warranties of Iberdrola USA concerning organization and qualification, Iberdrola USA capital stock and the authority of Iberdrola USA to enter into the merger agreement, subject to certain exceptions, will be true and correct in all respects (except de minimis errors) as of February 25, 2015 and as of the closing;

•	Iberdrola USA and merger sub will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing;

•	an Iberdrola USA material adverse effect will not have occurred after February 25, 2015;

•	UIL will have received a certificate signed by an executive officer of Iberdrola USA, dated the closing date, certifying that the foregoing conditions have occurred;

•	the final orders granting certain of the UIL required statutory approvals and certain of the Iberdrola USA required statutory approvals identified in the merger agreement will not impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a burdensome effect; and

•	UIL will have received an opinion of Sullivan & Cromwell LLP, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Sullivan & Cromwell will be entitled to receive and rely upon customary certificates and representations of officers of Iberdrola USA, merger sub and UIL.

Each of Iberdrola USA, merger sub and UIL may, to the extent permitted by applicable law, waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions have not been met.

Termination (Page 145)

The merger agreement may be terminated prior to the effective time by mutual written agreement of Iberdrola USA and UIL. The merger agreement may also be terminated prior to the effective time in the following manner:

By either Iberdrola USA or UIL:

•	in the event that any governmental authority has denied either any Iberdrola USA required statutory approval or UIL required statutory approval and such denial is final and nonappealable or if any law or final order that permanently restrains, enjoins or otherwise prohibits the completion of the merger is no longer subject to rehearings or appeals, and the party seeking to terminate the merger agreement due to the foregoing reasons has used its reasonable best efforts to contest, appeal and change such denial or to contest, appeal and remove such law or final order;

•	in the event that the merger has not been completed by December 31, 2015, or the outside date, if the failure to complete the merger on or before the outside date is not caused by any breach of the merger agreement by the party electing to terminate the merger agreement (the outside date may be extended at the election of either UIL or Iberdrola USA by up to two successive three month periods if the conditions to closing relating to required statutory approvals identified in the merger agreement and CFIUS review have not been satisfied and all other conditions to the closing have been satisfied or are capable of being satisfied at the closing), and the party seeking to terminate the merger agreement due to the foregoing reason it is not then in breach in any material respect of any of its material covenants or agreements contained in the merger agreement; or

•	if the UIL shareowner approval is not obtained at the UIL shareowner meeting (as defined below) where such matter was presented to the UIL shareowners for approval and properly voted upon.

Unilaterally by Iberdrola USA:

•	in the event that the UIL board has failed to make the UIL board recommendation, to include the UIL board recommendation in this proxy statement/prospectus or to publicly reaffirm the UIL board recommendation within five business days of receipt of a written request from Iberdrola USA during the period following the receipt by UIL of a bona fide acquisition proposal that has not been withdrawn and prior to the date on which the UIL shareowner approval is received (Iberdrola USA will be entitled to make a written request for reaffirmation only once with respect to each acquisition proposal or material amendment thereto) or the UIL board has effected an adverse recommendation change, whether or not permitted by the terms of the merger agreement; or

•	in the event that UIL breaches any of the covenants or agreements or any of its representations or warranties in the merger agreement, which, individually or in the aggregate, results in, if occurring or continuing on the closing date, the failure of any condition required to be satisfied for Iberdrola USA and merger sub to effect the merger, and such breach is not cured within 45 days following written notice to UIL or by its nature or timing cannot be cured within the 45-day period (but Iberdrola USA can only terminate due to the foregoing reason if neither Iberdrola USA nor merger sub is then in breach in any material respect of any of their material covenants or agreements).

Unilaterally by UIL:

•	if UIL effects an adverse recommendation change to accept an acquisition proposal prior to obtaining the UIL shareowner approval (provided that UIL pays the termination fee (as described below)); or

•	in the event that Iberdrola USA or merger sub breaches any of the covenants or agreements or any of its representations or warranties in the merger agreement, which, individually or in the aggregate, results in, if occurring or continuing on the closing date, the failure of any condition required to be satisfied for UIL to effect the merger, and such breach is not cured within 45 days following written notice to Iberdrola USA or by its nature or timing cannot be cured within the 45-day period (but UIL can only terminate due to the foregoing reason if it is not then in breach in any material respect of any of its material covenants or agreements).

The party who intends to terminate the merger agreement must provide the other party with written notice, specifying the provision or provisions of the merger agreement pursuant to which the termination is effected.

Effect of Termination (Page 147)

If the merger agreement is terminated as described above, the merger agreement will become null and void and no party will have any liability under the merger agreement, except that:

•	no such termination will relieve the breaching party from liability resulting from any knowing and intentional breach by such party of the merger agreement; and

•	designated provisions of the merger agreement will survive the termination, including

•	provisions regarding payment of the termination fee and the reimbursement of fees and expenses incurred in connection with the merger agreement and the transactions,

•	provisions describing the effects of termination and

•	general provisions such as governing law, entire agreement, waivers and consents and notices.

Fees and Expenses (Page 147)

Termination Fees

If Iberdrola USA terminates the merger agreement because the UIL board (i) fails to make a UIL board recommendation, (ii) fails to include the UIL board recommendation in this proxy statement/prospectus, (iii) fails to publicly affirm the UIL board recommendation within five business days of receipt of a written request from Iberdrola USA during the period following receipt by UIL of a bona fide acquisition proposal prior to the date UIL shareowner approval is received or (iv) has effected an adverse recommendation change, or if UIL terminates the merger agreement because the UIL board has effected an adverse recommendation change to accept an acquisition proposal, then UIL must pay to Iberdrola USA an amount equal to $75,000,000, or the termination fee, in same-day funds, promptly upon termination (and in any event within one business day of termination).

If either Iberdrola USA or UIL terminates the merger agreement because any governmental authority denies any UIL required statutory approval or Iberdrola USA required statutory approval, any law or order permanently restrains, enjoins or otherwise prohibits consummation of the merger or the parties fail to consummate the merger by the outside date and the failure to consummate the merger on or before the outside date is not caused by any breach of the merger agreement by the party electing to terminate the merger agreement (and in each of the foregoing cases, only if the registration statement on Form S-4 filed by Iberdrola USA was declared effective and remained effective for a sufficient period of time for UIL to hold the UIL shareowner meeting and the UIL shareowner approval has not been obtained), or if the UIL shareowner approval is not obtained at the UIL shareowner meeting, or if Iberdrola USA terminates the merger agreement because UIL breached any of its covenants or agreements or representations or warranties which breach, either individually or in the aggregate, would result in the failure of the Iberdrola USA conditions to closing, and, in any case, before the termination, there has been an acquisition proposal which was not publicly withdrawn at least ten business days before the date of the UIL shareowner meeting, and within 12 months of the termination UIL consummates, or enters into a definitive agreement to effect a transaction pursuant to an acquisition proposal, then UIL will pay to Iberdrola USA the termination fee. Notwithstanding the foregoing, any reimbursable expenses (as defined below) previously paid by UIL to Iberdrola USA will be credited and offset against UIL’s payment of the termination fee. As used in this paragraph, the definition of acquisition proposal is modified by substituting “50%” for “15%” and substituting “UIL” for “UIL and its significant subsidiaries” when referring to the equity securities or voting power of equity securities of UIL and its significant subsidiaries.

Expenses

Except as provided otherwise in the provisions of the merger agreement related to termination fees and expenses, all fees and expenses incurred in connection with the merger agreement and the transactions will be paid by the party incurring such fees or expenses, whether or not the merger is completed.

If the merger agreement is terminated by Iberdrola USA as a result of UIL’s breach of any of its covenants, agreements, representations or warranties in the merger agreement or by either party in the event that the UIL shareowner approval is not obtained at the UIL shareowner meeting, then UIL will promptly, but no later than one business day after the date of termination and a written demand from Iberdrola USA, pay to Iberdrola USA all reasonable and documented out-of-pocket fees and expenses, or the reimbursable expenses, incurred by Iberdrola USA and its affiliates in connection with the merger agreement or the transaction (including with respect to obtaining financing), in an amount not to exceed $15,000,000. If the merger agreement is terminated by UIL as a result of Iberdrola USA’s or merger sub’s breach of any of its respective covenants, agreements, representations or warranties in the merger agreement, then Iberdrola USA will promptly, but in no event later than one business day after the date of termination and a written demand from UIL, pay to UIL the reimbursable expenses incurred by UIL and its affiliates in connection with the merger agreement or the transaction (including with respect to obtaining financing), in an amount not to exceed $15,000,000.

Recommendation of the UIL Board (Page 94)

After careful consideration of various factors described in the section entitled “The Merger—UIL’s Reasons for the Merger” beginning on page 90 of this proxy statement/prospectus, at a meeting held on February 25, 2015, the UIL board unanimously (i) adopted the merger agreement, (ii) approved and determined that it is in the best interests of UIL to consummate the merger and the other transactions contemplated by the merger agreement and to execute and deliver the merger agreement and perform UIL’s obligations thereunder and (iii) resolved to submit the merger agreement for consideration and approval by UIL shareowners and recommend the approval of the merger agreement by UIL shareowners.

The UIL Special Meeting (Page 71)

Time, Place and Purpose of the Special Meeting

The special meeting to consider and vote upon a proposal to approve the merger agreement, or the special meeting, will be held on                     , 2015, at          Eastern time, at Quinnipiac University, Center for Medicine, Nursing and Health Sciences, 370 Bassett Road, North Haven, Connecticut 06473.

At the special meeting, UIL shareowners will be asked to (i) consider and vote upon a proposal to approve the merger agreement, (ii) consider and vote upon a proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger and (iii) grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. For a full description of the time, place and purpose of the special meeting, see the section entitled “The UIL Special Meeting—Time, Place and Purpose of the Special Meeting” beginning on page 71 of this proxy statement/prospectus.

Record Date and Quorum

You are entitled to receive notice of, and to vote at, the special meeting if you are an owner of record of shares of UIL common stock as of the close of business on                     , 2015, the record date. On the record date, there were              shares of UIL common stock outstanding and entitled to vote. You will have one vote on all matters properly coming before the special meeting for each share of UIL common stock that you owned on the record date.

The presence at the special meeting, in person or represented by proxy, of owners of a majority of the shares of UIL common stock entitled to vote outstanding as of the close of business on the record date constitutes a quorum for the purposes of the special meeting. Abstentions are considered for purposes of establishing a quorum. A quorum is necessary to transact business at the special meeting. Once a share of UIL common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting. However, if a new record date is set for the adjourned special meeting, then a new quorum will be determined. For a full description of the record date and quorum of the special meeting, see the section entitled “The UIL Special Meeting—Record Date and Quorum” beginning on page 71 of this proxy statement/prospectus.

Vote Required

The approval of the merger agreement requires the affirmative vote of the owners of a majority of the shares of UIL common stock outstanding as of the close of business on the record date. Votes to abstain will not be counted as votes cast in favor of the proposal to approve the merger agreement, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting or if you vote to abstain, each will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

The proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger requires that the votes favoring the action cast by the owners of the shares entitled to vote thereon exceed the votes opposing the action cast by such shareowners; however, such vote is non-binding and advisory only. For purposes of the proposal, if your shares of UIL common stock are present at the special meeting but are not voted on this proposal, or if you have given a proxy and abstained on this proposal or if you fail to submit a proxy or to vote in person at the special meeting, as applicable, the shares of UIL common stock held by you or your bank, brokerage firm or other nominee will not be counted in respect of, and will not have an effect on, the proposal to approve, by non-binding, advisory vote, the merger-related executive compensation.

If no quorum is present, authorization for proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement, requires the affirmative vote of the owners of a majority of the shares of UIL common stock present in person or represented by proxy and entitled to vote thereon. If a quorum is present, authorization for proxy holders to vote in favor of one or more adjournments of the special meeting would require that the votes favoring the action cast by the owners of the shares entitled to vote thereon exceed the votes opposing the action cast by such shareowners. If no quorum is present and your shares of UIL common stock are present at the special meeting but are not voted on this proposal, or if you vote to abstain on this proposal, this will have the effect of a vote “AGAINST” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting. If a quorum is present and your shares of UIL common stock are not voted on granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, or if you have given a proxy and abstained on granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, your shares will not be counted in respect of, and will not have an effect on, the vote to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting. Whether or not a quorum is present, if you fail to submit a proxy or to attend the special meeting or if your shares of UIL common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of UIL common stock, as applicable, your shares of UIL common stock will not be voted, but this will not have an effect on the vote to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting.

As of the close of business on the record date, the directors and executive officers of UIL beneficially owned and were entitled to vote, in the aggregate,              shares of UIL common stock, representing approximately     % of the outstanding shares of UIL common stock as of the close of business on the record date. The directors and executive officers of UIL have informed UIL that they currently intend to vote all such shares of UIL common stock “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger and “FOR” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement, although they are not obligated to do so. For a full description of the voting requirements the special meeting, see the section entitled “The UIL Special Meeting—Vote Required” beginning on page 72 of this proxy statement/prospectus.

Proxies and Revocations

Any shareowner of record entitled to vote at the special meeting may submit a proxy over the Internet or via the toll-free telephone number or by completing, signing and dating the enclosed proxy card and returning it in the pre-addressed, postage-prepaid envelope accompanying the proxy card, or may vote in person by appearing at the special meeting. If your shares of UIL common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of UIL common stock using the instructions provided by your bank, brokerage firm or other nominee. If you fail to submit a proxy or to vote in person at the special meeting, or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of UIL common stock will not be voted on the proposal to approve the merger agreement, which will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement, and your shares of UIL common stock will not have an effect on the proposal to approve, by non-binding, advisory vote, of the merger-related executive compensation or on granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by attending the special meeting and voting in person, or by giving written notice of revocation to UIL prior to the time the special meeting begins. Written notice of revocation should be mailed to: UIL Holdings Corporation, Attention: Sigrid E. Kun, Vice President, Corporate Secretary and Assistant General Counsel, 157 Church Street, P.O. Box 1564, New Haven, Connecticut 06506. For a full description of proxy submittals and revocations, see the section entitled “The UIL Special Meeting—Proxies and Revocations” beginning on page 73 of this proxy statement/prospectus.

Opinion of UIL’s Financial Advisor (Page 97)

On February 25, 2015, Morgan Stanley & Co. LLC, or Morgan Stanley, financial advisor to UIL, rendered its oral opinion, which was confirmed in writing, to the UIL board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of shares of UIL common stock pursuant to the merger agreement was fair from a financial point of view to such holders. For a full description of the opinion of UIL’s financial advisor, see the section entitled “The Merger—Opinion of UIL’s Financial Advisor” beginning on page 97 of this proxy statement/prospectus.

The full text of Morgan Stanley’s written opinion to the UIL board, dated February 25, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C to this proxy statement/prospectus. The summary of Morgan Stanley’s opinion included in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion and the summary of Morgan Stanley’s opinion beginning on page 97 of this proxy statement/prospectus carefully and in their entirety. Morgan Stanley’s opinion was provided to the UIL board for the benefit of the UIL board, in its capacity as such, and addressed only the fairness from a financial point of view of the consideration to be received by the holders of shares of UIL common stock pursuant to the merger agreement as of the date of the opinion and did not address any other aspects or implications of the merger. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to how UIL shareowners should vote at any shareowners’ meeting to be held in connection with the merger or take any other action with respect to the merger.

Interests of UIL’s Directors and Executive Officers in the Merger (Page 113)

Certain of the directors and executive officers of UIL may have interests in the merger that are different from or in addition to those of UIL shareowners generally. These interests include the treatment in the merger of UIL equity compensation awards, bonus awards, severance plans and other rights that may be held by UIL’s directors and executive officers; the expectation that some of the directors and executive officers of UIL will serve as directors and executive officers of the combined company or its subsidiaries following completion of the merger; and the indemnification of current and former UIL directors and officers by Iberdrola USA. The UIL board was aware of and considered these interests when it unanimously (i) adopted the merger agreement, (ii) approved and determined that it is in the best interests of UIL to consummate the merger and the other transactions contemplated by the merger agreement and to execute and deliver the merger agreement and perform its obligations thereunder and (iii) resolved to recommend the approval of the merger agreement by UIL shareowners. For a full description of the stock ownership of UIL directors and executive officers and the financial interests of UIL officers and directors in the merger, see the sections entitled “Interests of UIL’s Directors and Executive Officers in the Merger” beginning on page 113 of this proxy statement/prospectus and “Advisory Vote on Merger-Related Compensation for UIL’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus.

Appraisal Rights of UIL Shareowners (Page 110)

UIL shareowners of record do not have appraisal rights under the CBCA in connection with the merger.

Delisting and Deregistration of UIL Common Stock (Page 110)

If the merger is completed, UIL common stock will be delisted from the NYSE and deregistered under the Exchange Act and UIL will no longer file periodic reports with the SEC on account of its common stock.

Regulatory Approvals Required for the Merger (Page 106)

To complete the merger, Iberdrola USA and UIL must obtain approvals or consents from, or make filings with, a number of U.S. federal and state regulatory authorities. The material regulatory approvals, consents and filings include the following:

•	the expiration or early termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, and the rules and regulations thereunder;

•	notices to and filings under, and compliance with all requirements of CFIUS, pursuant to Section 721 of the Defense Production Act of 1950 as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, and as amended by The Foreign Investment National Security Act of 2007, or Exon-Florio;

•	approval by the Connecticut Public Utilities Regulatory Authority, or PURA, pursuant to Conn. Gen. Stat. Section 16-47;

•	approval by the Massachusetts Department of Public Utilities, or DPU, pursuant to Mass. Gen. Laws ch. 164, Section 96;

•	approval from the Federal Energy Regulatory Commission, or FERC, pursuant to Section 203 of the Federal Power Act, or FPA; and

•	approval from the Federal Communications Commission, or FCC, under the Communications Act of 1934 for the transfer of control over radio licenses held by certain UIL subsidiaries.

Iberdrola USA and UIL have made various filings and submissions for the above-mentioned authorizations and approvals and, under the terms of the merger agreement, each company must use its reasonable best efforts to obtain these authorizations and approvals, subject to certain conditions.

The merger agreement also requires the following conditions be satisfied prior to closing: (i) a declaration of effectiveness by the SEC of Iberdrola USA’s registration statement on Form S-4 containing UIL’s proxy statement; (ii) approval of the merger agreement and related transactions by UIL’s shareowners (as of the close of business on the record date set by UIL); and (iii) authorization for listing of Iberdrola USA common stock on the NYSE (subject to official issuance of notice by the NYSE).

Pursuant to the HSR Act requirements, Iberdrola USA and UIL filed the required Notification and Report Forms with the U.S. Department of Justice, or DOJ, and the Federal Trade Commission, or FTC, on March 25, 2015, and early termination of the waiting period was granted on April 7, 2015. Iberdrola USA and UIL submitted a voluntary notice to CFIUS on May 8, 2015 in connection with the proposed merger. On May 18, 2015, CFIUS began its review and on June 16, 2015, CFIUS issued a letter to the parties confirming that its review of the transaction is complete and there are no unresolved national security concerns. Iberdrola USA and UIL filed transfer of control applications with the FCC with respect to private radio licenses held by UIL’s subsidiaries on May 21, 2015 and consent was granted on May 22, 2015. Iberdrola USA and UIL filed their joint application with FERC on March 25, 2015, and FERC issued its authorization on June 2, 2015. Iberdrola USA and UIL originally filed applications with PURA and with DPU on March 25, 2015. Iberdrola USA and UIL withdrew the PURA application in a letter dated July 7, 2015, informing PURA that they would be re-filing a new application before the end of July 2015. Iberdrola USA and UIL filed a new application with PURA on July  31, 2015. A final decision from PURA is currently scheduled for December 9, 2015. The application before the DPU remains pending.

Material U.S. Federal Income Tax Consequences (Page 118)

The merger is intended to qualify as a reorganization under Section 368(a) of the Code. It is a condition to the completion of the merger that Iberdrola USA and UIL receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as a reorganization, a U.S. holder exchanging its shares of UIL common stock for a combination of shares of common stock of the combined company and cash pursuant to the merger agreement will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in exchange for shares of UIL common stock in the merger and (ii) the excess of the “amount realized” in the transaction (i.e., the fair market value of the shares of common stock of the combined company at the effective time of the merger plus the amount of cash received in exchange for shares of UIL common stock in the merger) over its tax basis in its surrendered shares of UIL common stock.

Any gain recognized upon the exchange will generally be capital gain, and will be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period with respect to its surrendered shares of UIL common stock exceeds one year. Depending on certain facts specific to each U.S. holder, any gain recognized could be taxable as a dividend rather than capital gain.

For a definition of “U.S. holder” and a more detailed discussion of the material United States federal income tax consequences of the merger, see the section entitled “Material United States Federal Income Tax Consequences of the Transaction” beginning on page 118 of this proxy statement/prospectus.

Each holder is encouraged to consult its tax advisors as to the tax consequences of the merger in the holder’s particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

The U.S. federal income tax consequences described above may not apply to all holders of UIL common stock. A holder’s tax consequences will depend on its individual situation. Accordingly, each holder is urged to consult its tax advisors for a full understanding of the particular tax consequences of the merger to the holder.

Comparison of Shareholder Rights Before and After the Merger (Page 272)

Iberdrola USA and UIL are incorporated under the laws of the State of New York and Connecticut, respectively, and, accordingly, the rights of the shareowners of UIL are governed by the CBCA, and the rights of the shareholders of Iberdrola USA are governed by the New York Business Corporation Law (as now or hereafter may be amended), or the NYBCL. The rights of UIL shareowners are also governed by the UIL certificate of incorporation and the UIL bylaws, while the rights of the shareholders of the combined company will be governed by the combined company’s restated certificate of incorporation and amended and restated bylaws, and the rights of Iberdrola, S.A. as a shareholder of the combined company will also be governed by the shareholder agreement. Upon completion of the merger, each share of UIL common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the merger consideration of one share of common stock of the combined company plus $10.50 cash. As a result, upon completion of the merger, the rights of UIL shareowners who become shareholders of the combined company in the merger will be governed by the NYBCL and by the combined company’s restated certificate of incorporation and amended and restated bylaws and, with respect to Iberdrola, S.A., the shareholder agreement. For more detailed information regarding a comparison of your rights as a shareowner of UIL and a shareholder of the combined company, see the section entitled “Comparison of Shareholder Rights Before and After the Merger” beginning on page 272 of this proxy statement/prospectus.

Risk Factors (Page 37)

You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 37 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of UIL contained in the documents that are incorporated by reference into this proxy statement/prospectus.

SUMMARY HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

OF IBERDROLA USA

The following tables set forth Iberdrola USA’s summary historical combined and consolidated financial data. You should read the following summary combined and consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Iberdrola USA’s combined and consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of future results. Iberdrola USA’s financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The summary historical combined and consolidated financial information of Iberdrola USA as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from Iberdrola USA’s audited historical combined and consolidated financial statements prepared in accordance with U.S. GAAP, included elsewhere in this proxy statement/prospectus. The summary historical consolidated statements of operations data for the six months ended June 30, 2015 and 2014 and the summary historical consolidated balance sheet data as of June 30, 2015 have been derived from Iberdrola USA’s unaudited consolidated financial statements. In the opinion of Iberdrola USA’s management, all adjustments considered necessary for a fair presentation of the interim June 30 financial information have been included. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods.

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions)
Consolidated and Combined Statements of Operations Data:
Operating revenues	$2,166	$2,494	$4,594	$4,313	$4,055
Net income (loss) from continuing operations	117	263	424	(64)	170
Earnings (loss) from continuing operations per common share, basic and diluted	$0.5	$1.1	$1.7	$(0.3)	$0.7

	As of June 30,	As of December 31,
	2015	2014	2013
Consolidated Balance Sheet Data:
Total assets	$24,181	$24,252	$23,209
Non-current debt	2,835	2,516	2,696

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions)
Other Financial Data (Non-GAAP):
Adjusted EBITDA(1)	$638	$866	$1,539	$1,393	$1,285

(1)	Iberdrola USA defines adjusted EBITDA as net income (loss) attributable to Iberdrola USA, adding back net income (loss) attributable to other non-controlling interests, income tax expense (benefit), depreciation and amortization, impairment of non-current assets and interest expense, net of capitalization then subtracting other income and (expense), earnings (losses) from equity method investments and income from discontinued operations. The most directly comparable U.S. GAAP measure to adjusted EBITDA is net income. The following table reconciles net income to adjusted EBITDA for the periods presented:

		Six Months Ended June 30,		Year Ended December 31,
		2015	2014	2014	2013	2012
		(in millions)
Net Income (Loss) Attributable to Iberdrola USA, Inc.		$117	$263	$424	$(65)	$243
Add:	Net income attributable to other non-controlling interests	—	—	—	1	1
	Income tax expense (benefit)	47	206	282	26	(121)
	Depreciation and amortization	362	311	629	617	571
	Impairment of non-current assets	7	9	25	620	463
	Interest expense, net of capitalization	127	117	243	245	316
Less:	Other income and (expense)	22	31	52	54	117
	Earnings (losses) from equity method investments	—	9	12	(3)	(3)
	Income from discontinued operations	—	—	—	—	74

Adjusted EBITDA (Non-GAAP)		$638	$866	$1,539	$1,393	$1,285

Iberdrola USA presents non-GAAP financial measures because Iberdrola USA believes that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. Iberdrola USA also uses these measures internally to establish budgets and operational goals to manage and monitor Iberdrola USA’s business, as well as evaluating Iberdrola USA’s underlying historical performance. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Iberdrola USA’s operating results as reported under U.S. GAAP.

Non-GAAP financial measures are not measurements of Iberdrola USA’s performance under U.S. GAAP and should not be considered as alternatives to operating income, net income or any other performance measures determined in accordance with U.S. GAAP. For additional information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA—Non-GAAP Financial Measures” included elsewhere in this proxy statement/prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF UIL

The following table presents summary historical consolidated financial data for UIL as of and for the fiscal years ended December 31, 2014, 2013 and 2012 and as of and for the six months ended June 30, 2015 and 2014. The statement of operations data for each of the three years in the period ended December 31, 2014 and the balance sheet data as of December 31, 2014 and 2013 have been derived from UIL’s audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which are incorporated by reference into this proxy statement/prospectus. The balance sheet data as of December 31, 2012 has been derived from UIL’s audited consolidated financial statements for the year 2013, which have not been incorporated into this document by reference. The financial data as of and for the six months ended June 30, 2015 and 2014 have been derived from UIL’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the six months ended June 30, 2015, which is incorporated by reference into this proxy statement/prospectus. The financial data as of June 30, 2014 has been derived from UIL’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the six months ended June 30, 2014, which has not been incorporated into this document by reference.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in UIL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and UIL’s Quarterly Report on Form 10-Q for the six months ended June 30, 2015, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

	Six Months Ended June 30		Year Ended December 31
	2015	2014	2014	2013	2012
	(in millions, except per share amounts)
Consolidated Statements of Income Data:
Operating Revenues	$896	$906	$1,632	$1,619	$1,487

Net Income	73	65	110	115	104
Earnings Per Share of Common Stock—Basic	$1.29	$1.14	$1.93	$2.20	$2.04

Earnings Per Share of Common Stock—Diluted	$1.28	$1.13	$1.92	$2.18	$2.02

Cash Dividends Declared per share of Common Stock	$0.864	$0.864	$1.728	$1.728	$1.728

	As of June 30		As of December 31
	2015	2014	2014	2013	2012
	(in millions)
Consolidated Balance Sheet Data:
Total Assets	$5,201	$5,098	$5,112	$5,144	$5,019

Long-term obligations and redeemable preferred stock
Long-term debt, net of unamortized discount and premium	$1,759	$1,721	$1,711	$1,724	$1,600

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions)
Other Financial Data (Non-GAAP):
Adjusted EBITDA(1)	$226	$218	$400	$430	$413

(1)	UIL defines adjusted EBITDA as net income adding back income tax expense, depreciation and amortization, impairment of non-current assets, and interest expense net of capitalization, and then subtracting other income and (expense) and earnings from equity method investments. The most directly comparable U.S. GAAP measure to adjusted EBITDA is net income. The following table reconciles net income to adjusted EBITDA for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions)
Net Income	$73	$65	$110	$115	$104
Add: Income tax expense	37	30	58	69	75
Depreciation and amortization	83	77	152	190	181
Interest expense net of capitalization	48	47	96	92	93
Less: Other income and (expense)	8	(6)	2	21	25
Earnings from equity method investments	7	7	14	15	15

Adjusted EBITDA (Non-GAAP)	$226	$218	$400	$430	$413

UIL believes presenting the non-GAAP financial measures above are useful in understanding and evaluating actual and projected financial performance and that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of UIL’s operating results as reported under GAAP.

Non-GAAP financial measures are not measurements of UIL’s performance under GAAP and should not be considered as alternatives to operating income, net income or any other performance measures determined in accordance with GAAP.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma combined financial information sets forth the summary unaudited pro forma combined statement of income of the combined company for the six months ended June 30, 2015 and for the year ended December 31, 2014, and the summary unaudited pro forma combined balance sheet as of June 30, 2015 to give effect to the merger, as if such transaction was completed on January 1, 2014 and June 30, 2015, respectively. You should read the following summary unaudited pro forma combined financial information in conjunction with UIL’s consolidated financial statements and related notes incorporated by reference as well as Iberdrola USA’s combined and consolidated financial statements and related notes and the more detailed unaudited pro forma combined consolidated financial information and the related notes, included elsewhere in this proxy statement/prospectus.

The following summary unaudited pro forma combined financial information is based on the historical financial statements of Iberdrola USA and UIL and is intended to illustrate how the transaction might have affected the historical financial statements of Iberdrola USA if it had been consummated at the dates indicated above. The summary unaudited pro forma combined financial information is provided for illustrative purposes only and does not necessarily reflect the financial position or results of operations that would have actually resulted had the transaction occurred as of the dates indicated, nor should it be taken as necessarily indicative of the future financial position or results of operations of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 37 of this proxy statement/prospectus.

The summary unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the transaction, the costs to integrate the operations of UIL and Iberdrola USA or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements. The summary unaudited pro forma combined financial information also does not reflect any potential regulatory actions that may impact the combined company when the transaction is completed.

Summary Unaudited Pro Forma Combined Statements of Operations Data:

	Historical Iberdrola USA	Historical UIL	Reporting Reclassifications	Transaction Adjustments	Pro Forma Iberdrola USA
	(in millions)
Six Months Ended June 30, 2015:
Operating revenues	$2,166	$896	$—	$—	$3,062
Operating income	269	143	—	19	431
Net income	117	73	—	13	203

Year Ended December 31, 2014:
Operating revenues	$4,594	$1,632	$—	$—	$6,226
Operating income	885	247	—	—	1,132
Net income	424	110	—	5	539

Summary Unaudited Pro Forma Combined Balance Sheet Information:

	Historical Iberdrola USA	Historical UIL	Reporting Reclassifications	Transaction Adjustments	Pro Forma Iberdrola USA
	(in millions)
As of June 30, 2015:
Total assets	$24,181	$5,201	$—	$1,076	$30,458
Non-current debt	2,835	1,759	—	212	4,806

Summary Pro Forma Earnings Per Share:

The pro forma earnings per share calculation reflects the estimated shares of the combined company to be issued to Iberdrola, S.A. and to UIL shareowners, after giving effect to the transaction, as follows:

Total shares held by Iberdrola, S.A.	243
Total estimated shares to be issued to Iberdrola, S.A.(1)	252,741,033
Total estimated shares to be issued to UIL shareowners(2)	57,370,719

Pro forma weighted-average shares used in computing earnings per share—basic and diluted	310,111,995

(1)	Represents 81.5% of the total aggregate number of shares of common stock of the combined company; in addition to shares to be issued, 243 shares of Iberdrola USA common stock are held by Iberdrola, S.A.
(2)	Represents 18.5% of the total aggregate number of shares of common stock of the combined company.

Pro forma earnings per share for the six months ended June 30, 2015

(in millions except per share data)
Pro forma net income for the six months ended June 30, 2015	$203
Pro forma weighted-average shares used in computing earnings per share—basic and diluted	310
Pro forma earnings per share for the six months ended June 30, 2015	$0.65

Pro forma earnings per share for the year ended December 31, 2014

(in millions except per share data)
Pro forma net income for the year ended December 31, 2014	$539
Pro forma weighted-average shares used in computing earnings per share—basic and diluted	310
Pro forma earnings per share for the year ended December 31, 2014	$1.74

The pro forma earnings per share presented in this summary unaudited pro forma combined financial information vary significantly from the actual earnings per share of Iberdrola USA included in the historical financial statements of Iberdrola USA given that the pro forma earnings per share calculation takes into consideration the issuance of 310,111,995 shares by Iberdrola USA as a consequence of its merger with UIL. Iberdrola USA’s number of shares outstanding was 243 during all the periods presented in the historical financial statements included herein, all of which shares were owned by Iberdrola, S.A.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma per share information for the year ended December 31, 2014 and the six month period ended June 30, 2015 reflects the merger as if they had occurred on January 1, 2014. The book value per share amounts in the table below reflect the merger as if it had occurred on June 30, 2015 or December 31, 2014. The information in the table is based on, and should be read together with, the historical financial information that Iberdrola USA has presented in this proxy statement/prospectus and UIL has presented in its filings with the SEC. See the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger.

	Historical			Unaudited Pro Forma Combined
	Iberdrola USA		UIL
Basic Earnings Per Share Attributable to Common Shareowners
Six Months Ended June 30, 2015		$479,213	$1.29		$0.66
Year Ended December 31, 2014		$1,743,940	$1.93		$1.74
Diluted Earnings Per Share Attributable to Common Shareowners
Six Months Ended June 30, 2015		$479,213	$1.28		$0.66
Year Ended December 31, 2014		$1,743,940	$1.92		$1.74
Cash Dividends Per Share
Six Months Ended June 30, 2015	$	N/A	$0.864		$0.864	(1)
Year Ended December 31, 2014	$	N/A	$1.728		$1.728	(1)
Book Value Per Share
As of June 30, 2015		$51,687,243	$24.79		$47.8
As of December 31, 2014		$51,193,416	$24.06	$	N/A

(1)	After the completion of the merger, the combined company will initially set its dividend at UIL’s current quarterly dividend of $0.432 per share, and currently expects to target a dividend based on a 65% to 75% payout ratio long-term, subject to consideration and approval by the board of directors of the combined company.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

UIL common stock is currently listed on the NYSE under the ticker symbol “UIL.” The following table presents the closing prices of UIL common stock on February 25, 2015, the last day for which information was available prior to the date of the public announcement of the signing of the merger agreement, and                     , 2015, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the estimated implied value of the per share merger consideration for each share of UIL common stock on the relevant date. If the merger is completed, UIL will delist its common stock from the NYSE.

Date	UIL Closing Price		Estimated Equivalent Per Share Value(1)
February 25, 2015		$42.33		$52.75
, 2015	$		$

(1)	The implied value of the per share merger consideration represents the sum of $10.50, the cash portion of the per share merger consideration, plus the stock portion of the per share merger consideration, based on the mid-point of the combined company’s estimated 2016 and 2017 earnings per share valued at peer P/E multiples of 17.5x and 16.5x, respectively.

There is no public trading market for Iberdrola USA common stock. Iberdrola USA has applied to list its shares, which will become the common stock of the combined company, on the NYSE under the symbol “            .”

The following table sets forth, for the calendar quarters indicated, the quarterly high and low bid information of UIL’s common stock on the NYSE:

	UIL Common Stock
	High	Low
2015
Fourth Quarter (through October 12, 2015)	$50.77	$48.07
Third Quarter	$50.67	$43.23
Second Quarter	$51.50	$43.59
First Quarter	$52.50	$41.19
2014
Fourth Quarter	$46.33	$35.33
Third Quarter	$38.89	$34.34
Second Quarter	$38.82	$35.05
First Quarter	$40.68	$34.37
2013
Fourth Quarter	$39.69	$36.47
Third Quarter	$41.63	$36.14
Second Quarter	$42.14	$36.32

The above table shows only historical data. These data may not provide meaningful information to UIL shareowners in determining whether to approve the merger agreement. UIL shareowners are urged to obtain current market quotations for UIL common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to approve the merger agreement. See the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

Dividend Policy

UIL’s quarterly cash dividends declared in 2015, 2014 and 2013 were at a rate of $0.432 per share.

Iberdrola USA has not paid any cash dividends on its common stock to date. Any decision by Iberdrola USA to pay dividends in the future will be at the discretion of the Iberdrola USA board and will depend upon the operations, cash requirements, legal restrictions and other factors deemed relevant by the Iberdrola USA board. After the completion of the merger, the combined company will initially set its dividend at UIL’s current quarterly dividend of $0.432 per share, and currently expects to target a dividend based on a 65% to 75% payout ratio long-term, subject to consideration and approval by the combined company board. For additional information, see the section entitled “The Merger Agreement—Dividends” beginning on page 126 of this proxy statement/prospectus.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the merger proposal, or the other matters presented. As a shareholder of the combined company following the completion of the proposed merger, you will be subject to all risks inherent in the business of Iberdrola USA in addition to the risks relating to UIL. The market value of your shares will reflect the performance of the business relative to, among other things, that of the competitors of Iberdrola USA and general economic, market and industry conditions. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement/prospectus. In addition, the risks associated with UIL can be found in UIL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For information regarding the documents incorporated into this proxy statement/prospectus by reference, see the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

Risks Relating to the Proposed Merger

There is no assurance when or if the proposed merger will be completed.

Completion of the proposed merger is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement, including regulatory and UIL shareowner approvals and other customary closing conditions. There can be no assurance that the conditions to completion of the proposed merger will be satisfied or waived or that other events will not intervene to delay or result in the failure to close the proposed merger. In addition, each of Iberdrola USA and UIL may unilaterally terminate the merger agreement under certain circumstances, and Iberdrola USA and UIL may agree at any time to terminate the merger agreement, even if UIL shareowners have already approved the merger agreement and thereby approved the proposed merger and the other transactions contemplated by the merger agreement. Iberdrola USA and UIL can also terminate the merger agreement under other specified circumstances. For a discussion of the conditions to the completion of the proposed merger and the provisions relating to the termination of the proposed merger, see the sections entitled “The Merger Agreement—Conditions to Completing the Merger” beginning on page 144 of this proxy statement/prospectus and “The Merger Agreement—Termination” beginning on page 145 of this proxy statement/prospectus.

Iberdrola USA and UIL may be unable to obtain the regulatory approvals required to complete the proposed merger.

In addition to other conditions set forth in the merger agreement, completion of the proposed merger is conditioned upon the receipt of various state and U.S. federal regulatory approvals. The state regulatory approvals needed include but are not limited to approval by PURA and DPU. Iberdrola USA and UIL have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the merger agreement. On April 7, 2015, the FTC and the DOJ notified Iberdrola USA and UIL that early termination of the statutory waiting period required under the HSR Act, and related rules, was granted. On June 2, 2015, authorization for the merger was received from FERC and on May 22, 2015, Iberdrola USA and UIL received approval of their transfer of control applications with respect to private radio licenses held by UIL subsidiaries from the FCC. On June 16, 2015, CFIUS issued a letter to the parties confirming that its review of the transaction is complete and there are no unresolved national security concerns. The applications filed with PURA and DPU remain pending. For a discussion of the required regulatory approvals, see the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 106 of this proxy statement/prospectus and the section entitled “The Merger Agreement—Reasonable Best Efforts to Obtain Required Approvals; Regulatory Matters” beginning on page 139 of this proxy statement/prospectus and section 6.9(b) of the merger agreement. These consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Iberdrola USA and UIL or may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an event occurs that constitutes a material adverse effect with respect to Iberdrola USA or UIL and thereby may offer the other party an opportunity not to complete the proposed merger. Such extended period of time also may increase the chance that other adverse effects with respect to Iberdrola USA or UIL could occur, such as the loss of key personnel.

The merger agreement requires Iberdrola USA and UIL, among other things, to accept conditions, divestitures, requirements, limitations, costs or restrictions that may be imposed by regulatory entities, subject to the burdensome effect provisions in the merger agreement. Such conditions, divestitures, requirements, limitations, costs or restrictions may jeopardize or delay completion of the proposed merger, may reduce the benefits that may be achieved from the proposed merger or may result in the abandonment of the proposed merger. Further, no assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to closing will be satisfied, and, even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals.

The UIL shareowners meeting at which the merger agreement will be considered may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. In this event, if the merger proposal is approved by UIL shareowners, Iberdrola USA and UIL may agree to, or be subjected to, certain regulatory conditions following the receipt of such shareowner approval vote and would not be required to seek further approval of UIL shareowners, even if such conditions could have an adverse effect on Iberdrola USA, UIL or the combined company.

The announcement and pendency of the proposed merger, during which Iberdrola USA and UIL are subject to certain operating restrictions, could have an adverse effect on Iberdrola USA’s and UIL’s businesses, results of operations, financial condition or cash flows.

The announcement and pendency of the proposed merger could disrupt Iberdrola USA’s and UIL’s businesses, and uncertainty about the effect of the proposed merger may have an adverse effect on Iberdrola USA, UIL or the combined company following the proposed merger. These uncertainties could disrupt the business of Iberdrola USA or UIL and cause suppliers, vendors, partners and others that deal with Iberdrola USA and UIL to defer entering into contracts with Iberdrola USA and UIL or making other decisions concerning Iberdrola USA and UIL or seek to change or cancel existing business relationships with Iberdrola USA and UIL. In addition, Iberdrola USA’s and UIL’s employees may experience uncertainty regarding their roles after the proposed merger, for example, employees may depart either before or after the completion of the proposed merger because of such uncertainty and issues relating to the difficulty of coordination or a desire not to remain following the proposed merger; and the pendency of the proposed merger may adversely affect Iberdrola USA’s and UIL’s ability to retain, recruit and motivate key personnel. Additionally, the attention of Iberdrola USA’s and UIL’s management may be directed towards the completion of the proposed merger including obtaining regulatory approvals and other transaction-related considerations and may be diverted from the day-to-day business operations of Iberdrola USA and UIL, as applicable, and matters related to the proposed merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Iberdrola USA and UIL, as applicable. Additionally, the merger agreement requires Iberdrola USA and UIL to obtain each other’s consent prior to taking certain specified actions while the proposed merger is pending. These restrictions may prevent Iberdrola USA and UIL from pursuing otherwise attractive business opportunities or other capital structure alternatives and making other changes to its business or executing certain of its business strategies prior to the completion of the proposed merger. Further, the proposed merger may give rise to potential liabilities, including as a result of pending and future shareholder lawsuits relating to the proposed merger. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of Iberdrola USA and UIL. For a discussion of the operating covenants to which Iberdrola USA and UIL are subject during the pendency of the proposed merger, see the sections entitled “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 131 of this proxy statement/prospectus.

Iberdrola USA and UIL will incur substantial transaction fees and costs in connection with the proposed merger.

Iberdrola USA and UIL have incurred and expect to incur additional material non-recurring expenses in connection with the proposed merger and completion of the transactions contemplated by the merger agreement. Additional unanticipated costs may be incurred in the course of coordinating the businesses of Iberdrola USA and UIL after completion of the proposed merger. The parties cannot be certain that the elimination of duplicative costs or the realization of other efficiencies related to the coordination of the two businesses after the completion of the proposed merger will offset the transaction and coordination costs in the near term, or at all. Further, even if the proposed merger is not completed, Iberdrola USA and UIL will need to pay certain pre-tax costs relating to the proposed merger incurred prior to the date the proposed merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Additionally, if the proposed merger is not completed within the expected timeframe, such delay may materially adversely affect the benefits that Iberdrola USA and UIL may achieve as a result of the proposed merger and could result in additional pre-tax transaction costs, loss of revenue or other effects associated with uncertainty about the proposed merger. Satisfying the conditions to, and completion of, the proposed merger may take longer than, and could cost more than, Iberdrola USA and UIL expect.

The Unaudited Pro Forma Combined Financial Information is presented for illustrative purposes only and may not be an indication of Iberdrola USA’s results of operations or financial condition following the completion of the proposed merger.

The unaudited pro forma combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and should not be considered to be an indication of Iberdrola USA’s results of operation or financial condition following the completion of the proposed merger. The unaudited pro forma combined financial information has been derived from the historical financial statements of Iberdrola USA and UIL and adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments, assumptions and estimates are difficult to make with accuracy. Moreover, the unaudited pro forma combined financial information does not reflect all costs that are expected to be incurred by Iberdrola USA in connection with the proposed merger. For example, the impact of any incremental costs incurred in coordinating the operations of Iberdrola USA and UIL are not reflected in the pro forma financial statements. As a result, the actual results of operations and financial condition of Iberdrola USA following the completion of the proposed merger may not be consistent with, or evident from, this pro forma financial information. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Iberdrola USA’s results of operations or financial condition following the proposed merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the price for the common stock of the combined company following the closing of the merger.

The combined company may be unable to integrate successfully and the combined company may not experience the strategic and financial benefits being sought from the proposed merger.

Iberdrola USA and UIL have operated and, until the completion of the proposed merger will continue to operate, independently. If the proposed merger is completed, UIL will become an indirect wholly-owned subsidiary of the combined company but will initially continue its operations on a basis that is separate from the rest of the combined company’s subsidiaries’ operations. Coordinating certain aspects of the operations and personnel of UIL with Iberdrola USA after the completion of the proposed merger will involve complex operational, technological and personnel-related challenges. This process will be time-consuming and expensive, may disrupt the businesses of either or both of the companies and may not result in the benefits potentially available to Iberdrola USA and UIL. The potential difficulties, and resulting costs and delays, include:

•	managing a larger combined company;

•	coordinating corporate and administrative infrastructures;

•	unanticipated issues in coordinating information technology, communications, administration and other systems;

•	difficulty addressing possible differences in corporate cultures and management philosophies;

•	unforeseen and unexpected liabilities related to the proposed merger or UIL’s business; and

•	a deterioration of credit ratings.

Further, while, either party can, in general, refuse to complete the proposed merger if there is a material adverse effect (as defined in the merger agreement) affecting the other party prior to the completion of the proposed merger, certain types of changes do not permit either party to refuse to complete the proposed merger, even if such changes would have a material adverse effect on Iberdrola USA or UIL. If adverse changes occur but Iberdrola USA and UIL must still complete the proposed merger, the market price of the combined company common stock may suffer. There can be no assurance that, if the proposed merger is not completed, these risks will not materialize and will not materially adversely affect the business and financial results of Iberdrola USA and UIL as separate companies.

UIL shareowners will not be entitled to appraisal rights in the proposed merger.

Pursuant to Section 33-856 of the CBCA, current holders of UIL common stock are not entitled to appraisal rights in the proposed merger with respect to their shares of UIL common stock. Pursuant to the terms of the merger agreement, at the completion of the proposed merger, each share of UIL common stock issued and outstanding and certain equity awards outstanding immediately prior to the completion of the proposed merger will be automatically cancelled and extinguished and converted into the right to receive the merger consideration, consisting of an equal number of shares of common stock of the combined company plus cash consideration of $10.50 per share or, in the case of certain equity awards, additional shares of common stock of the combined company calculated based on an exchange formula. If the proposed merger is not completed for any reason, Iberdrola USA and UIL will remain separate companies. For more information, see the section entitled “The Merger Agreement—Effects of the Merger; Merger Consideration” beginning on page 125 of this proxy statement/prospectus.

The termination of the merger agreement could negatively impact UIL.

If the merger is not completed for any reason, including as a result of UIL shareowners failing to approve the merger proposal, the ongoing businesses of UIL may be adversely affected and, without realizing any of the anticipated benefits of having completed the merger, UIL would be subject to a number of risks, including the following:

•	UIL may experience negative reactions from the financial markets, including a decline of its stock price (which may reflect a market assumption that the merger will be completed);

•	UIL may experience negative reactions from its customers, regulators and employees;

•	UIL may be required to pay certain costs relating to the merger, whether or not the merger is completed; and

•	matters relating to the merger (including integration planning) will have required substantial commitments of time and resources by UIL management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to UIL as an independent company.

If the merger agreement is terminated and the UIL board seeks another merger, business combination or other transaction, UIL shareowners cannot be certain that UIL will be able to find a party willing to offer equivalent or more attractive consideration than the consideration UIL shareowners would receive in the merger. If the merger agreement is terminated under certain circumstances specified in the merger agreement, UIL may be required to pay Iberdrola USA a termination fee of $75 million, depending on the circumstances surrounding the termination. Additionally, UIL may be required to reimburse Iberdrola USA for its reasonable and documented out-of-pocket transaction fees and expenses, up to an amount of $15 million, with any such reimbursable expenses previously paid by UIL to Iberdrola USA credited and offset against UIL’s payment of the termination fee. See the sections entitled “The Merger Agreement—Fees and Expenses” beginning on page 147 of this proxy statement/prospectus for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination fee and expense payment may be payable by UIL.

Litigation has been instituted against UIL, members of the UIL board of directors, Iberdrola USA and merger sub challenging the proposed merger, and adverse judgments in these lawsuits may prevent the proposed merger from becoming effective within the expected timeframe or at all.

UIL, members of the UIL board of directors, Iberdrola USA and merger sub have been and may continue to be named as defendants in putative class action lawsuits or other proceedings that may be brought by UIL shareowners challenging the proposed merger. If the plaintiffs in any of these actions seek a preliminary or permanent injunction and are successful in obtaining one, the parties may be prevented from completing the proposed merger in the expected timeframe, if at all. Even if the plaintiffs in these potential actions are not successful in obtaining an injunction, they may nevertheless continue the action and seek damages after the transaction has closed. In addition, the costs of defending against such claims could adversely affect the financial condition of UIL or Iberdrola USA and such actions could adversely affect the reputations of UIL or Iberdrola USA and members of their respective boards of directors or management. For more information, see the section entitled “The Merger—Litigation Relating to the Merger” beginning on page 111 of this proxy statement/prospectus.

Certain of the directors and executive officers of UIL may have interests in the merger that are different from, or in addition to, those of UIL shareowners generally.

Certain of the directors and executive officers of UIL may have interests in the merger that are different from, or in addition to, those of UIL shareowners generally. These interests include the continued employment of certain executive officers of UIL, the treatment in the merger of UIL stock options and other stock-based awards, annual bonus opportunities and other rights held by UIL’s directors and executive officers, and the indemnification of former UIL directors and officers by Iberdrola USA. UIL shareowners should be aware of these interests when they consider the recommendation of the UIL board that they vote in favor of the merger proposal. The UIL board was aware of and considered these interests when it determined that the terms of the merger agreement and the transactions contemplated thereby were fair to, and in the best interests of, UIL, and recommended that UIL shareowners approve the merger proposal and the transactions contemplated by the merger agreement. See the sections entitled “Interests of UIL’s Directors and Executive Officers in the Merger” beginning on page 113 of this proxy statement/prospectus and “Advisory Vote on Merger-Related Compensation for UIL’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus.

The Internal Revenue Service, or IRS, may assert that the merger does not qualify as a “reorganization” for federal income tax purposes.

Although Iberdrola USA and UIL will each receive “reorganization” tax opinions of their respective legal counsel, based on certain fundamental representations in UIL’s officer’s certificate and Iberdrola USA’s and merger sub’s officer’s certificate, to be delivered concurrently with the completion of the proposed merger, as to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, neither Iberdrola USA nor UIL has applied for, or expects to obtain, a ruling from the IRS with respect to the federal income tax consequences of the proposed merger. No assurance can be given that the IRS will agree with the positions taken in the legal opinions or will not challenge the income tax consequences of the proposed merger.

The market price for the combined company common stock will be affected by factors different from those that historically have affected UIL common stock.

Following the merger, UIL shareowners will become shareholders of the combined company. The combined company’s business will differ from that of UIL, and accordingly the results of operations of the combined company will be affected by some factors that are different from those currently affecting the results of operations of UIL. For a discussion of the businesses of Iberdrola USA and of some important factors to consider in connection with such business, see the section entitled “Additional Information About Iberdrola USA” beginning on page 201 of this proxy statement/prospectus.

Iberdrola USA and UIL may be materially adversely affected by negative publicity related to the proposed merger and in connection with other matters.

From time to time, political and public sentiment in connection with the proposed merger and in connection with other matters may result in a significant amount of adverse press coverage and other adverse public statements affecting Iberdrola USA and UIL. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of Iberdrola USA’s and UIL’s respective businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of Iberdrola USA and UIL, on the morale and performance of their employees and on their relationships with their respective regulators. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Iberdrola USA’s and UIL’s respective business, financial condition, results of operations and cash flows.

The merger agreement contains provisions that could discourage a potential alternative acquirer that might be willing to pay more to acquire UIL.

The merger agreement contains “no shop” provisions which state that UIL will not solicit or facilitate proposals regarding a merger or similar transaction with another party except in certain limited circumstances. While the UIL board may withdraw or change its recommendation regarding the merger agreement in response to an unsolicited third-party proposal to acquire UIL that the UIL board determines to be superior to the merger with Iberdrola USA, there are restrictions on its ability to do so. For a discussion of the “no shop” provisions and the provisions relating to the termination of the proposed merger, see the sections entitled “The Merger Agreement—No Solicitation by UIL” and “—Adverse Recommendation Change” beginning on pages 136 and 137 of this proxy statement/prospectus. These provisions could discourage a potential third-party acquirer from considering or proposing an alternative acquisition, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the merger.

The fairness opinion obtained by UIL from its financial advisor reflects the fairness of the merger consideration, from a financial point of view, only as of the date of the opinion.

UIL obtained a fairness opinion dated February 25, 2015 from Morgan Stanley, which has not been updated as of the date of this document. In rendering its opinion, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of UIL or Iberdrola USA. These include, among other things, the impact of competition on the businesses of UIL and Iberdrola USA, the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of UIL and Iberdrola USA, the industry and in the financial markets in general, which could affect the public trading value of UIL common stock by the time the merger is completed. The fairness opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is expected to be completed or as of any date other than the date of the opinion nor the prices at which UIL common stock will trade at any time. The fairness opinion that UIL received from Morgan Stanley is attached as Annex C to this proxy statement/prospectus. For a description of the opinion, see the section entitled “The Merger—Opinion of UIL’s Financial Advisor” beginning on page 97 of this proxy statement/prospectus. For a description of the other factors considered by the UIL board in determining to approve the merger, see the section entitled “The Merger—UIL’s Reasons for the Merger” beginning on page 90 of this proxy statement/prospectus.

Risks Relating to Iberdrola USA’s Regulatory Environment

Iberdrola USA’s businesses are subject to substantial regulation by federal, state and local regulatory agencies and its businesses, results of operations and prospects may be materially adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future regulations or requirements.

The operations of Iberdrola USA’s subsidiaries are subject to, and its businesses are influenced by, complex and comprehensive federal, state and local regulation and legislation, including regulations promulgated by state utilities commissions and FERC. This extensive regulatory and legislative framework, portions of which are more specifically identified in the following risk factors, regulates, among other things and to varying degrees, the industries in which Iberdrola USA’s subsidiaries operate, Iberdrola USA’s business segments, rates for Iberdrola USA’s products and services, financings, capital structures, cost structures, construction, environmental obligations (including in respect of, among others, air emissions, water consumption, water discharge, protections for wildlife and humans, nuisance prohibitions and allowances, and regulation of gas and oil infrastructure operations, and associated environmental and facility permitting), development and operation of electric and gas transmission and distribution facilities, natural gas transportation, processing and storage facilities, acquisition, disposal, depreciation and amortization of facilities and other assets, service reliability, hedging and derivatives transactions and Iberdrola Energy Holdings’ commodities trading.

In its business planning and in the management of its subsidiaries’ operations, Iberdrola USA must address the effects of regulation on its businesses, including the significant and increasing compliance costs imposed on Iberdrola USA’s operations as a result of such regulation, and any inability or failure to do so timely and adequately could have a material adverse effect on its businesses, results of operations, financial condition and cash flows. The federal, state and local political and economic environment has had, and may in the future have, an adverse effect on regulatory decisions with negative consequences for Iberdrola USA’s businesses. These decisions may require, for example, Iberdrola USA’s businesses to cancel or delay planned development activities, to reduce or delay other planned capital expenditures or investments or otherwise incur costs that it may not be able to recover through rates, any of which could have a material adverse effect on the business, results of operations, financial condition and cash flows of Iberdrola USA’s businesses. In addition, changes in the nature of the regulation of Iberdrola USA’s business could have a material adverse effect on its business, results of operations, financial condition and cash flows. Iberdrola USA is unable to predict future legislative or regulatory changes, initiatives or interpretations, and there can be no assurance that Iberdrola USA will be able to respond adequately or sufficiently quickly to such changes, although any such changes, initiatives or interpretations may increase costs and competitive pressures on Iberdrola USA, which could have a material adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows. There can be no assurance that Iberdrola USA will be able to respond adequately or sufficiently quickly to such rules and developments, or to any other changes that reverse or restrict the competitive restructuring of the energy industry in those jurisdictions in which such restructuring has occurred. Any of these events could have a material adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows.

Iberdrola USA’s businesses are subject to the jurisdiction of various federal, state and local regulatory agencies including, but not limited to, FERC, the Commodity Futures Trading Commission, or CFTC, the Department of Energy, or DOE, and the Environmental Protection Agency, or EPA. Further, Iberdrola Networks’ regulated utilities in New York and Maine are subject to the jurisdiction of the New York State Public Service Commission, or NYPSC, the Maine Public Utilities Commission, or MPUC, the New York State Department of Environmental Conservation and the Maine Department of Environmental Protection. These regulatory agencies cover a wide range of business activities, including, among other items, the retail and wholesale rates for electric energy, capacity and ancillary services, and for the transmission and distribution of these products, the costs charged to Iberdrola Networks’ customers through tariffs including cost recovery clauses, the terms and conditions of Iberdrola Networks’ services, procurement of electricity for Iberdrola Networks’ customers, issuances of securities, the provision of services by affiliates and the allocation of those service costs, certain accounting matters, and certain aspects of the siting, construction and transmission and distribution systems. FERC has the authority to impose penalties on regulated utilities owned by Iberdrola USA and the transmission and distribution of electricity and gas, which could be substantial, for violations of the FPA, the Natural Gas Act of 1938 or related rules, including reliability and cyber security rules as described in further detail below. The Financial Accounting Standards Board, or FASB, or the SEC may enact new accounting standards that could impact the way Iberdrola USA is required to record revenue, expenses, assets and liabilities. Certain regulatory agencies have the authority to review and disallow recovery of costs that they consider excessive or imprudently incurred and to determine the level of return that Iberdrola USA’s businesses are permitted to earn on invested capital. The regulatory process, which may be adversely affected by the political, regulatory and economic environment in New York or Maine, as applicable, may limit Iberdrola USA’s ability to increase earnings and does not provide any assurance as to achievement of authorized or other earnings levels. The disallowance of the recovery of costs incurred by Iberdrola USA or a decrease in the rate of return that Iberdrola USA is permitted to earn on its invested capital could have a material adverse effect on the business, results of operation, financial condition and cash flows of Iberdrola USA’s business. Certain of these regulatory agencies also have the authority to audit the management and operations of Iberdrola USA’s businesses in New York and Maine and require or recommend operational changes. Such audits and post-audit work requires the attention of the management and employees of Iberdrola USA and may divert their attention from other regulatory, operational or financial matters. The last management audit was by the NYPSC of Iberdrola, S.A., Iberdrola USA, New York State Electric & Gas Corporation, or NYSEG, and Rochester Gas & Electric Corporation, or RG&E, and completed in 2012. This audit resulted in 72 recommendations that were accepted by the NYPSC and that the companies verified as complete in 2014. As of April 24, 2015, the NYPSC has accepted 63 of the companies’ implementations as complete, and Iberdrola Networks continues to work with the NYPSC on the remaining nine recommendations. For additional information, see the section entitled “Additional Information About Iberdrola USA—Regulatory Environment and Principal Markets” beginning on page 215 of this proxy statement/prospectus.

Failure by Iberdrola USA to meet the reliability standards mandated by the Energy Policy Act of 2005 could have a material adverse effect on Iberdrola USA’s business, results of operation, financial condition and cash flows.

As a result of the Energy Policy Act of 2005, or EPAct 2005, owners, operators and users of bulk electric systems are subject to mandatory reliability standards developed by the North American Electric Reliability Corporation, or NERC, and its regional entities and approved and enforced by FERC. The standards are based on the functions that need to be performed to ensure that the bulk electric system operates reliably. Iberdrola Networks’ and Iberdrola Renewables’ businesses have been, and will continue to be, subject to routine audits and monitoring with respect to compliance with applicable NERC reliability standards, including standards approved by FERC that will result in an increase in the number of assets (including cyber-security assets) designated as “critical assets,” which would subject such assets to NERC cyber-security. NERC and FERC can be expected to continue to refine existing reliability standards as well as develop and adopt new reliability standards. Compliance with modified or new reliability standards may subject Iberdrola Networks’ and/or Iberdrola Renewables’ businesses to new requirements resulting in higher operating costs and/or increased capital expenditures. If Iberdrola Networks’ and/or Iberdrola Renewables’ businesses were found not to be in compliance with the mandatory reliability standards, it could be subject to penalties of up to $1.0 million per day per violation. Both the costs of regulatory compliance and the costs that may be imposed as a result of any actual or alleged compliance failures could have a material adverse effect on Iberdrola USA’s business, results of operation, financial condition and prospects.

The NYPSC has initiated a proceeding that may result in the alteration of the public utility model in New York State and could materially and adversely impact the business and operations of Iberdrola USA in New York State.

In April 2014, the NYPSC initiated a proceeding intended to explore the “Reforming the Energy Vision” initiative, or REV, the goals of which are to improve electric system efficiency and reliability, encourage renewable energy resources, support distributed energy resources, or DER, and empower customer choice. In this proceeding, the NYPSC is examining the establishment of a Distributed System Platform, or DSP, to manage and coordinate DER, and provide customers with market data and tools to manage their energy use. The NYPSC also is examining how its regulatory practices should be modified to incent utility practices to promote REV objectives. The proceeding is following a two-phased schedule with an order relating to policy determinations for DSP and related matters issued in February 2015 and an order for regulatory design and regulatory matters, expected in 2016. Iberdrola USA is not able to predict the outcome of the REV proceeding or its impact on Iberdrola USA’s business, results of operations, financial condition and cash flows. While the end result of the REV process at the NYPSC remains unclear, it could alter the utility model in New York in a manner that could create material adverse impacts on the businesses and the operations of Iberdrola USA in New York.

Changes in regulatory and/or legislative policy could negatively impact Iberdrola Networks’ transmission planning and cost allocation.

The existing FERC-approved ISO New England, Inc., or ISO-NE, transmission tariff allocates the costs of transmission facilities that provide regional benefits to all customers of participating transmission-owning utilities. As new investment in regional transmission infrastructure occurs in any one state, its cost is shared across New England in accordance with a FERC approved formula found in the transmission tariff. Participating New England transmission owners’ agreement to this regional cost allocation is set forth in the Transmission Operating Agreement. This agreement can be modified with the approval of a majority of the transmission owning utilities and approval by FERC. In addition, other parties, such as state regulators, may seek certain changes to the regional cost allocation formula, which could have adverse effects on the rates Iberdrola Networks’ distribution companies in New England charge their retail customers.

FERC has issued rules requiring all regional transmission organizations, or RTOs, and transmission owning utilities to make compliance changes to their tariffs and contracts in order to further encourage the construction of transmission for generation, including renewable generation. This compliance will require RTOs (such as ISO-NE and NYISO) and the transmission owners in New England and New York to develop methodologies that allow for regional planning and cost allocation for transmission projects chosen in the regional plan that are designed to meet public policy goals such as reducing greenhouse gas emissions or encouraging renewable generation. Such compliance may also allow non-incumbent utilities and other entities to participate in the planning and construction of new projects in Iberdrola Networks’ service areas and regionally.

Changes in RTO tariffs, transmission owners’ agreements, or legislative policy, or implementation of these new FERC planning rules, could adversely affect Iberdrola USA’s transmission planning, results of operations, financial condition and cash flows.

Iberdrola USA is subject to numerous environmental laws, regulations and other standards, including rules and regulations with respect to climate change, that may result in capital expenditures, increased operating costs and various liabilities, and may require Iberdrola USA to limit or eliminate certain operations.

Iberdrola USA’s businesses are subject to environmental laws and regulations, including, but not limited to, extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality and usage, climate change, emissions of greenhouse gases (including, but not limited to carbon dioxide), waste management, hazardous wastes (including the clean-up of former manufactured gas and electric generation facilities), marine, avian and other wildlife mortality and habitat protection, historical artifact preservation, natural resources and health and safety (including, but not limited to, electric and magnetic fields from power lines and substations, and ice throw, shadow flicker and noise related to wind turbines) that could, among other things, prevent or delay the development of power generation, power or natural gas transmission, or other infrastructure projects, restrict the output of some existing facilities, limit the availability and use of some fuels required for the production of electricity, require additional pollution control equipment, and otherwise increase costs, increase capital expenditures and limit or eliminate certain operations. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future as a result of new legislation, the current trend toward more stringent standards, and stricter and more expansive application and enforcement of existing environmental regulations. For example, new laws, regulations or treaties relating to climate change could mandate new or increased requirements to control or reduce the emission of greenhouse gases, such as carbon dioxide, taxes or fees on fossil fuels or emissions, cap and trade programs, emission limits and clean or renewable energy standards. Violations of current or future laws, rules, regulations or other standards could expose Iberdrola USA’s subsidiaries to regulatory and legal proceedings, disputes with, and legal challenges by, third parties, and potentially significant civil fines, criminal penalties and other sanctions. Proceedings could include, for example, litigation regarding property damage, personal injury, common law nuisance, noise and enforcement by citizens or governmental authorities of environmental requirements such as air, water, wildlife and soil quality-standards.

Iberdrola USA’s regulated utility operations may not be able to recover costs in a timely manner or at all or obtain a return on certain assets or invested capital through base rates, cost recovery clauses, other regulatory mechanisms or otherwise.

Iberdrola Networks’ regulated utilities in New York and Maine are subject to periodic review of their rates by the NYPSC and MPUC, respectively, and the retail rates charged to Iberdrola Networks’ regulated utilities’ customers through base rates and cost recovery clauses are subject to the jurisdiction of the NYPSC or MPUC, as applicable. New rates may be proposed by the Iberdrola Network’s businesses, which are then subject to review, modification and final authorization and implementation by regulators. Alternatively, regulators may review the rates of Iberdrola Networks’ regulated utilities on their own motion. Iberdrola Networks’ regulated utilities’ rate plans cover specified periods, but rates determined pursuant to a plan generally continue in effect until a new rate plan is approved by the state utility regulator. The Iberdrola Networks’ regulated utilities’ business rate plans approved by state utility regulators limit the rates Iberdrola Networks’ regulated utilities can charge their customers. The rates are generally designed for, but do not guarantee, the recovery of Iberdrola Networks’ regulated utilities’ respective cost of service and the opportunity to earn a reasonable rate of return (including a return on equity, or ROE). Actual costs may exceed levels provided for such costs in the rate plans for Iberdrola Networks’ regulated utilities. Utility regulators can initiate proceedings to prohibit Iberdrola Networks’ regulated utilities from recovering from their customers the cost of service (including energy costs) that the regulators determine to have been imprudently incurred. Iberdrola Networks’ regulated utilities defer for future recovery certain costs including major storm costs and environmental costs. If Iberdrola Networks’ regulated utilities’ costs are not fully and timely recovered through the rates ultimately approved by regulators, Iberdrola USA’s cash flows, results of operations and financial condition, and its ability to earn a return on investment and meet financial obligations, could be adversely affected.

Iberdrola Networks’ regulated utilities in New York filed for new rates at the NYPSC on May 20, 2015. Central Maine Power Company, or CMP, filed for approval of a billing system on February 27, 2015. Maine Natural Gas Company, or MNG, filed a multi-year distribution rate case with the MPUC on March 5, 2015. On June 19, 2015 the MPUC Staff issued an analysis that proposed a disallowance between approximately $10 million and $30 million of capital investment. MNG, the MPUC Staff and the Office of the Public Advocate will participate in settlement discussions and hearings before a final determination on the rate filing, which is expected by the end of 2015. The outcome of future rates for the New York and Maine businesses remains uncertain due to the pending rate proceedings. Iberdrola Networks may not be able to recover from customers increasing costs, taxes or state-mandated assessments or surcharges, which could adversely affect Iberdrola Networks’ ability to generate a reasonable rate of return. Iberdrola Networks’ current electric and gas rate plans include revenue decoupling mechanisms, or RDMs, and the gas and electric rate plans of Iberdrola Networks’ New York regulated utilities include provisions for the recovery of energy costs, including reconciliation of the actual amount paid by Iberdrola Networks. There is no guarantee that such decoupling mechanisms or recovery and reconciliation mechanism will remain part of the rate plan of Iberdrola Networks in future rate proceedings.

Iberdrola Networks previously owned and operated manufactured gas and electric generation facilities. Most of these facilities have been sold or decommissioned. State and federal environmental laws impose continuing strict liability on former owners and operators to clean up environmental contamination that impacts human health or the environment. NYSEG and RG&E have a comprehensive state plan to investigate and clean up more than 40 former manufactured gas plants. NYSEG, RG&E and CMP are all allowed to recover reasonable clean-up costs in their current rate provisions. The timing, allowance, and mechanism for future clean-up cost recovery is subject to future rate proceedings. NYSEG, RG&E and CMP could also be responsible to decommission former generation facilities to ensure compliance with state and federal environmental and health and safety laws. RG&E is currently decommissioning two former fossil generation sites located in Rochester, New York, and while NYPSC has allowed cost recovery for the decommissioning, the total amount of the decommissioning costs, the allowance, and the timing could be subject to future rate proceedings. Iberdrola Networks may not be able to obtain, in a timely manner or at all, rate recovery in respect of all or a portion of the costs its subsidiaries may incur in respect of clean-up decommissioning manufactured gas and electric generation facilities.

In addition, there are pending challenges at FERC against New England transmission owners (including CMP) seeking to lower the ROE that these transmission owners are allowed by FERC to receive for wholesale transmission service pursuant to the ISO-NE Open Access Transmission Tariff. Reductions to returns on equity adversely impact the revenues that Iberdrola Networks’ regulated utilities receive from wholesale transmission customers and could materially adversely affect the business, results of operations, financial condition and cash flows of Iberdrola USA. For additional information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA—Factors Affecting Financial Condition and Results of Operations—Iberdrola Networks—New England Transmission Owners” beginning on page 157 of this proxy statement/prospectus.

Harming of protected species can result in curtailment of wind project operations and other damages.

The operation of energy projects and transmission of energy can adversely affect endangered, threatened or otherwise protected animal species under federal and state statutes, laws, rules and regulations. Wind projects involve a risk that protected flying species, such as birds and bats, will be harmed due to collision. Transmission and distribution lines are another source of potential avian collision as well as electrocution. Energy generation and transmission facilities can result in impacts to protected wildlife, including death caused by collision, electrocution and poisoning. Energy infrastructure occasionally affects endangered or protected species. Iberdrola USA’s businesses observe industry guidelines and government-recommended best practices to avoid, minimize and mitigate harm to protected species, but complete avoidance is not possible and subsequent penalties may result. Where appropriate, Iberdrola USA’s businesses can apply for an “incidental take” permit for protected species, which may be conditioned upon the institution of costly avoidance and remediation measures.

Violations of environmental laws in certain jurisdictions may result in civil or criminal penalties, including with respect to violations of certain laws protecting migratory birds, endangered species and eagles. The federal Endangered Species Act, or ESA, and analogous state laws restrict activities without a permit that may adversely affect endangered and threatened species or their habitat. The ESA also provides for private causes of actions against a development project, an operating facility, or the agency that oversees the alleged violation of law.

Similar protections are offered to migratory birds under the Migratory Bird Treaty Act, or MBTA, which implements various treaties and conventions between the United States and certain other nations for the protection of migratory birds and, pursuant to which the taking, killing or possessing of migratory birds is unlawful. Complying with the ESA and the MBTA may require implementation of operating restrictions or a temporary, seasonal, or permanent ban on operations in affected areas, which can materially adversely affect the revenue of those projects. Similar federal protections for eagles are provided for by the Bald and Golden Eagle Protection Act, or BGEPA, which prohibits the taking of eagles without a permit. The ESA, MBTA and BGEPA provide for criminal penalties for the “take” of protected species; the ESA and BGEPA also provide for civil penalties. Iberdrola Networks and Iberdrola Renewables are particularly prone to risks relating to birds and bats given the potential for collision and electrocution with their infrastructure, which can be considered an incidental “take” and therefore subject to penalties. The designation of new endangered or threatened species located in, or the movement or migration of species into areas where Iberdrola USA’s businesses operate could cause Iberdrola USA to incur additional costs or become subject to operating delays, restrictions or bans. For example, there have been recent sightings of the protected California condor at Iberdrola Renewables’ Manzana wind facility. Any incidental taking of a California condor could result in substantial financial, legal and reputational harm to Iberdrola USA. The U.S. Department of Justice is currently investigating Iberdrola Renewables for potential violations under the MBTA and the ESA at its Blue Creek facility and for potential violations of the MBTA and BGEPA at its three wind farms located in the state of Washington. Successful prosecutions or settlements relating to these potential violations or other violations involving environmental laws could result in material financial and reputational harm to Iberdrola USA. Taking of protected species can result in requirements to implement mitigation strategies, including curtailment of operations, short-term or long-term compensatory mitigation payments, investments or participation in mitigation research, and processing of and compliance with permits. Iberdrola USA cannot guarantee that its practices and mitigation strategies will not have a material adverse effect on its business, results of operations, financial condition and cash flows.

Iberdrola Renewables relies in part on governmental policies that support utility-scale renewable energy. Any reductions to, or the elimination of, governmental incentives that support utility-scale renewable energy or the imposition of additional taxes or other assessments on renewable energy, could result in a material adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows.

Iberdrola Renewables relies, in part, upon government policies that support utility-scale renewable energy projects and enhance the economic feasibility of developing and operating wind energy projects in regions in which Iberdrola Renewables operates or plans to develop and operate renewable energy facilities. The federal government and many states and local jurisdictions have policies or other mechanisms, such as tax incentives or renewable portfolio standards, or RPS, that support the sale of energy from utility-scale renewable energy facilities, such as wind and solar energy facilities. As a result of budgetary constraints, political factors or otherwise, federal, state and local governments from time to time may review their policies and other mechanisms that support renewable energy and consider actions that would make them less conducive to the development or operation of renewable energy facilities. Any reductions to, or the elimination of, governmental policies or other mechanisms that support renewable energy or the imposition of additional taxes or other assessments on renewable energy, could result in, among other items, the lack of a satisfactory market for the development of new renewable energy projects, Iberdrola Renewables abandoning the development of new renewable energy projects, a loss of Iberdrola Renewables’ investments in the projects and reduced project returns, any of which could have a material adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows.

Iberdrola USA’s businesses may face risks related to obtaining governmental approvals and permits in respect of project siting, financing, construction, operation and the negotiation of project development agreements.

Iberdrola Renewables owns, develops, constructs and/or operates electricity generation, including renewable and thermal generators, and associated transmission facilities. Iberdrola Energy Holdings owns, develops, constructs, manages and/or operates natural gas storage and associated transportation facilities. Iberdrola

Networks develops, constructs, manages and operates transmission and distribution facilities to meet customer needs. As part of these operations, Iberdrola USA’s businesses must periodically apply for licenses and permits from various local, state, federal and other regulatory authorities and abide by their respective conditions. In particular, with respect to Iberdrola Renewables, over the past two years noise standards and siting criteria in the Northeast, where population density is higher compared to the Northwest, where Iberdrola Renewables also operates, have grown more restrictive. If Iberdrola USA’s businesses are unsuccessful in obtaining necessary licenses or permits on acceptable terms, there is a delay in obtaining or renewing necessary licenses or permits or regulatory authorities initiate any associated investigations or enforcement actions or impose related penalties or disallowances on Iberdrola USA, Iberdrola USA’s businesses, results of operations, financial conditions and cash flows could be materially adversely affected.

Iberdrola USA’s operating subsidiaries’ purchases and sales of energy commodities and related transportation and services expose Iberdrola USA to potential regulatory risks.

Under the EPAct 2005, as well as under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, Iberdrola USA’s businesses are subject to enhanced FERC and CFTC statutory authority to monitor certain segments of the physical and financial energy commodities markets. The Dodd-Frank Act creates a new regulatory framework for federal oversight of derivatives transactions by the CFTC and the SEC and requires the CFTC, the SEC and other regulatory agencies to promulgate rules and regulations implementing the legislation. These agencies have imposed broad regulations prohibiting fraud and manipulation of the electricity and gas markets. Under these laws, FERC and CFTC have promulgated new regulations that have increased compliance costs and imposed new reporting requirements on Iberdrola USA’s businesses. For example, the Dodd-Frank Act substantially increased regulation of the over-the-counter derivative contracts market and futures contract markets, which impacts Iberdrola USA’s businesses. The new regulations require Iberdrola USA’s operating subsidiaries to comply with certain margin requirements for its over-the-counter derivative contracts with certain CFTC- or SEC-registered entities and if the rules implementing the new regulations require Iberdrola USA to post significant amounts of cash collateral with respect to swap transactions, Iberdrola USA’s liquidity could be materially adversely affected. Iberdrola USA cannot predict the impact these new regulations will have on its businesses’ ability to hedge their commodity and interest rate risks or on over-the-counter derivatives markets as a whole, but they could potentially have a material adverse effect on Iberdrola USA’s businesses’ risk exposure, as well as reduce market liquidity and further increase the cost of hedging activities.

With regard to the physical purchases and sales of energy commodities, the physical trading of energy commodities and any related transportation and/or hedging activities that some of the operating subsidiaries of Iberdrola USA undertake, Iberdrola USA’s operating subsidiaries are required to observe the market-related regulations and certain reporting and other requirements enforced by the FERC, the CFTC and the SEC. Additionally, to the extent that the operating subsidiaries enter into transportation contracts with natural gas pipelines or transmission contracts with electricity transmission providers that are subject to FERC regulation, the operating subsidiaries are subject to FERC requirements related to the use of such transportation or transmission capacity. Any failure on the part of Iberdrola USA’s operating subsidiaries to comply with the regulations and policies of the FERC, the CFTC or the SEC relating to the physical or financial trading and sales of natural gas or other energy commodities, transportation or transmission of these energy commodities or trading or hedging of these commodities could result in the imposition of significant civil and criminal penalties. Failure to comply with such regulations, as interpreted and enforced, could have a material adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows.

Iberdrola Renewables’ ability to generate revenue from certain utility-scale wind energy power plants depends on having continuing interconnection arrangements, power purchase agreements, or PPAs, or other market mechanisms and depends upon interconnecting utility and RTO rules, policies, procedures and FERC tariffs that do not present restrictions to current and future wind project operations.

The electric generation facilities owned by Iberdrola Renewables rely on interconnection and/or transmission agreement and transmission networks in order to sell the energy generated by such facility. If the interconnection and/or transmission agreement of an electric generating facility Iberdrola Renewables owns is terminated for any reason, Iberdrola Renewables may not be able to replace it with an interconnection or transmission arrangement on terms as favorable as the existing arrangement, or at all, or it may experience significant delays or costs in securing a replacement. If a transmission network to which one or more of Iberdrola Renewables’ electric generating facilities is connected experiences outages or curtailments, the affected projects may lose revenue. These factors could materially affect Iberdrola Renewables’ ability to forecast operations and negatively affect Iberdrola USA’s business, results of operations, financial condition and cash flow. In addition, certain of Iberdrola Renewables’ operating facilities’ generation of electricity may be physically or economically curtailed, and offtakers or transmission or interconnection providers may be permitted to restrict wind project operations without paying full compensation to Iberdrola Renewables pursuant to PPA or interconnection agreement or FERC tariff provisions or rules, policies or procedures of RTOs, which may reduce Iberdrola USA’s revenues and impair Iberdrola USA’s ability to capitalize fully on a particular facility’s generating potential. Such curtailments or operational limitations could have a material adverse effect on Iberdrola USA’s business, financial condition, results of operations and cash flows. Furthermore, economic congestion on the transmission grid (for instance, a negative price difference between the location where power is put on the grid by a project and the location where power is taken off the grid by the project’s customer) in certain of the bulk power markets in which Iberdrola Renewables operates may occur and its businesses may be responsible for those congestion costs. Similarly, negative congestion costs may require that the wind projects either not participate in the energy markets or bid and clear at negative prices which may require the wind projects to pay money to operate each hour in which prices are negative. If such businesses were liable for such congestion costs or if the wind projects are required to pay money to operate in any given hour when prices are negative, then Iberdrola USA’s financial results could be adversely affected.

Iberdrola Energy Holdings’ natural gas storage operations are subject to regulation and reporting obligations by FERC and other federal and state regulatory agencies, including rules and regulations related to the rates its businesses can charge for their services and their ability to construct or abandon facilities. FERC’s rate-making policies could limit Iberdrola Energy Holdings’ ability to recover the full cost of operating its facilities, including earning a reasonable return.

Iberdrola Energy Holdings’ natural gas storage operations are subject to regulation and reporting obligations by FERC and other federal and state regulatory agencies or commissions, such as the Railroad Commission of Texas for facilities located in Texas. Such regulations and reporting obligations cover rates, the types, operating parameters, operating terms and conditions of services Iberdrola Energy Holdings may offer to its customers, the construction of new facilities, the creation, expansion, modification or abandonment of services or facilities, creditworthiness and credit-supporting requirements, recordkeeping and relationships with affiliated companies involved in similarly situated aspects of the natural gas storage business. Iberdrola Energy Holdings may also perform certain engineering studies and/or engineering analysis resulting in a reduction of net working gas capacity and the potential reclassification to pad gas. FERC or state regulatory action in any of these areas could adversely affect Iberdrola Energy Holdings’ ability to compete for business, construct new facilities, modify or expand existing facilities, offer new services or recover the full cost of operating Iberdrola Energy Holdings’ storage facilities. Jurisdiction-specific regulatory oversight could also result in longer lead times to develop and complete any existing or future project than competitors that are not subject to such regulations.

New or amended pipeline safety laws and regulations requiring substantial changes to existing integrity management programs or safety technologies could subject Iberdrola Energy Holdings’ natural gas storage operations as well as Iberdrola Networks’ natural gas distribution operating companies to increased capital and operating costs and require them to use more comprehensive and stringent safety controls.

Iberdrola Energy Holdings’ natural gas storage operations as well as Iberdrola Networks’ natural gas distribution companies are subject to regulation by the U.S. Department of Transportation’s Pipeline and Hazardous Materials Safety Administration, or PHMSA, under the Natural Gas Pipeline Safety Act of 1968, or NGPSA, as amended, which regulates the design, installation, testing, construction, operation, maintenance, repair, inspection, replacement and management of interstate and certain intrastate natural gas pipeline facilities. PHMSA, through NGPSA, has adopted rules under the NGPSA that require natural gas storage and pipeline operators to implement integrity management programs, including more frequent inspections, correction of identified anomalies and other measures to ensure pipeline safety in high consequence areas, such as high population areas, areas unusually sensitive to environmental damage and commercially navigable waterways. These regulations have resulted in an overall increase in maintenance costs for Iberdrola Energy Holdings. PHMSA may develop more stringent regulations applicable to integrity management programs and other aspects of Iberdrola USA’s operations, which may be hastened by recently highly-publicized incidents on certain pipelines in the United States. Iberdrola USA could incur significant additional costs if new or more stringent pipeline safety requirements are implemented. The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, or the 2011 Act, was enacted and signed into law in early 2012. Under the 2011 Act, maximum civil penalties for certain violations have been increased to $200,000 per violation per day, and from a total cap of $1.0 million to $2.0 million. In addition, the 2011 Act reauthorized the federal pipeline safety programs of PHMSA through September 30, 2015, and directs the Secretary of Transportation to undertake a number of reviews, studies and reports, some of which may result in more stringent safety controls or inspections or additional natural gas and hazardous liquids pipeline safety rulemaking. A number of the provisions of the 2011 Act have the potential to cause owners and operators of pipeline facilities to incur significant capital expenditures and/or operating costs. Iberdrola Energy Holdings’ natural gas storage operations, through its wholly-owned direct subsidiary Enstor, Inc., are also regulated by the EPA and state environmental agencies. Therefore, Iberdrola Energy Holdings’ natural gas storage operations must comply with certain environmental permits promulgated by the following emissions based standards and regulations: the National Emission Standards for Hazardous Air Pollutants, New Source Performance Standards and National Ambient Air Quality Standards. If Iberdrola USA incurs additional expenses and expenditures due to increased regulation, its business, results of operation, financial condition and cash flows could be adversely affected.

Risks Relating to Iberdrola USA’s Business and Operations

Iberdrola USA’s businesses are subject to general economic, credit and market conditions.

A credit crisis affecting the banking system and the financial markets and the resultant deterioration of macroeconomic conditions, including a global reduction in credit and liquidity in the financial markets and severe volatility in stock and bond markets could impact the financial operating conditions of Iberdrola USA, its day-to-day activities, its liquidity and cash positions, the loss of significant investment opportunities, the value of its business and its financial condition. In addition, during periods of slow or little economic growth, energy conservation efforts often increase and the amount of uncollectible customer accounts increases. These factors may also reduce earnings and cash flow.

If Iberdrola Networks’ electricity and natural gas transmission and distribution systems do not operate as expected, they could require unplanned expenditures, including the maintenance and refurbishment of Iberdrola Networks’ facilities, which could adversely affect Iberdrola USA’s business, results of operations, financial position and cash flows.

Iberdrola Networks’ ability to operate its electricity and natural gas transmission and distribution systems is critical to the financial performance of Iberdrola USA’s business. The ongoing operation of Iberdrola Networks’ facilities involves risks customary to the electric and natural gas industry that include the breakdown, failure, loss of use or destruction of Iberdrola Networks’ facilities, equipment or processes or the facilities, equipment or processes of third parties due to war or acts of terrorism, operational and safety performance below expected levels, errors in the operation or maintenance of these facilities and the inability to transport electricity or natural gas to customers in an efficient manner. These and other occurrences could reduce potential earnings and cash flows and increase the costs of repairs and replacement of assets. Losses incurred by Iberdrola Networks in respect of such occurrences may not be fully recoverable through insurance or customer rates. Further, certain of Iberdrola Networks’ facilities require periodic upgrading and improvement. Iberdrola Networks continuously updates and improves its facilities. For example, NYSEG and RG&E plan to invest a total of $2.75 billion from 2015 to 2019 to upgrade and expand their electricity and natural gas transmission and distribution infrastructure, while CMP is near completion of a $1.4 billion investment plan for the construction of a project to enhance the bulk power transmission grid in Maine. In addition, unplanned outages typically increase Iberdrola Networks’ operation and maintenance expenses. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures, accident, failure of major equipment, shortage of or inability to acquire critical replacement or spare parts, could result in reduced profitability or regulatory penalties. For more information, see “Risks Relating to Iberdrola USA’s Regulatory Environment” beginning on page 43 of this proxy statement/prospectus.

Iberdrola USA’s businesses’ operations and power production may fall below expectations due to the impact of severe weather or other natural events, which could adversely affect Iberdrola USA’s cash flows, results of operations and financial position.

Weather conditions directly influence the demand for electricity and natural gas and other fuels and affect the price of energy and energy-related commodities. Severe weather, such as ice and snow storms, hurricanes and other natural disasters, such as hurricanes, floods and earthquakes, can be destructive and cause power outages, bodily injury and property damage or affect the availability of fuel and water, which may require Iberdrola Networks and Iberdrola Energy Holdings to incur additional costs or loss of revenues, for example, to restore service and repair damaged facilities, to obtain replacement power and to access available financing sources, that may not be recoverable from customers, which could adversely affect Iberdrola USA’s cash flows, results of operations and financial position. Many of Iberdrola USA’s facilities could be placed at greater risk of damage should changes in the global climate produce unusual variations in temperature and weather patterns, resulting in more intense, frequent and extreme weather events, abnormal levels of precipitation and a change in sea level. A disruption or failure of electric generation, transmission or distribution systems or natural gas production, transmission, storage or distribution systems in the event of ice and snow storms, long periods of severe weather, hurricane, tornado or other severe weather event, or otherwise, could prevent Iberdrola USA from operating its business in the normal course and could result in any of the adverse consequences described above. Because utility companies, including Iberdrola USA’s regulated electric and natural gas utility subsidiaries, have large consumer customer bases, they are subject to adverse publicity focused on the reliability of their distribution services and the speed with which they are able to respond to electric outages, natural gas leaks and similar interruptions caused by storm damage or other unanticipated events. Adverse publicity of this nature could harm the reputations of Iberdrola USA and its subsidiaries. Furthermore, many of Iberdrola Networks’ and, through its wholly-owned direct subsidiary Enstor, Inc., Iberdrola Energy Holdings’ operating facilities are located either in, or close to, densely populated public places. A failure of, or damage to, these facilities, could result in bodily injury or death, property damage, the release of hazardous substances or extended service interruptions. The cost of repairing damage to Iberdrola Networks’ and Iberdrola Energy Holdings’ facilities and the potential disruption of their operations due to storms, natural disasters or other catastrophic events could be substantial. In respect of the businesses of Iberdrola USA where cost recovery is available, recovery of costs to restore service and repair damaged facilities is or may be subject to regulatory approval, and any determination by the regulator not to permit timely and full recovery of the costs incurred could have a material adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows.

If wind conditions are unfavorable or below Iberdrola Renewables’ production forecasts, or Iberdrola Renewables’ wind turbines are not available for operation, Iberdrola Renewables projects’ electricity generation and the revenue generated from its projects may be substantially below Iberdrola USA’s expectations.

Changing wind patterns or lower than expected wind resource could cause reductions in electricity generation at Iberdrola Renewables’ projects, which could affect the revenues produced by these wind generating facilities. Iberdrola Renewables’ wind projects are sited, developed and operated to maximize wind performance. Prior to siting a wind facility, detailed studies are conducted to measure the wind resource in order to estimate future production. However, wind patterns or wind resource in the future might deviate from historical patterns and are difficult to predict. These events could negatively impact the results of operations of Iberdrola Renewables, which may vary significantly from period to period, depending on the level of available resources. To the extent that resources are not available at planned levels, the financial results from these facilities may be less than expected. Changing wind patterns or lower than expected wind resources could also degrade equipment or components and the interconnection and transmission facilities’ lives or maintenance costs. Replacement and spare parts for wind turbines and key pieces of electrical equipment may be difficult or costly to acquire or may be unavailable. The loss of any suppliers or service providers or inability to find replacement suppliers or service providers or to purchase turbines at rates currently offered by Iberdrola Renewables’ existing suppliers or a change in the terms of Iberdrola Renewables’ supply or operations and maintenance agreements, such as increased prices for maintenance services or for spare parts, could have a material adverse effect on Iberdrola Renewables’ ability to construct and maintain wind farms or the profitability of wind farm development and operation.

The revenues generated by Iberdrola Renewables’ facilities depend upon Iberdrola Renewables’ ability to maintain the working order of its wind turbines. A natural disaster, severe weather, accident, failure of major equipment, shortage of or inability to acquire critical replacement or spare parts, failure in the operation of any future transmission facilities that Iberdrola Renewables may acquire, including the failure of interconnection to available electricity transmission or distribution networks, could damage or require Iberdrola Renewables to shut down its turbines or related equipment and facilities, leading to decreases in electricity generation levels and revenues. Additionally, Iberdrola Renewables’ operating projects generally do not hold spare substation main transformers in inventory. These transformers are designed specifically for each wind power project, and order lead times can be lengthy. If one of Iberdrola Renewables’ projects had to replace any of its substation main transformers, it would be unable to sell all of its power until a replacement is installed.

If Iberdrola Renewables experiences a prolonged interruption at one of its operating projects due to natural events or operational problems and such events are not fully covered by insurance, Iberdrola Renewables’ electricity generation levels could materially decrease, which could have a material adverse effect on its business, results of operation and financial condition and could adversely affect Iberdrola USA’s cash flows, results of operations and financial position.

Cyber breaches, acts of war or terrorism, grid disturbances or security breaches involving the misappropriation of confidential and proprietary customer, employee, financial or system operating information could negatively impact Iberdrola USA’s business.

Cyber breaches, acts of war or terrorism or grid disturbances resulting from internal or external sources could target Iberdrola USA’s subsidiaries’ generation, transmission and distribution facilities or Iberdrola USA’s information technology systems. In the regular course of business, the subsidiaries of Iberdrola USA maintain sensitive customer, employee, financial and system operating information and are required by various federal and state laws to safeguard this information. Cyber or physical security intrusions could potentially lead to disabling damage to Iberdrola USA’s generation, transmission and distribution facilities and to theft and the release of critical operating information or confidential customer or employee information, which could adversely affect Iberdrola USA’s subsidiaries’ operations or adversely impact Iberdrola USA’s reputation, and could result in significant costs, fines and litigation. Additionally, because Iberdrola USA’s subsidiaries’ generation and transmission facilities are part of an interconnected regional grid, Iberdrola USA’s subsidiaries face the risk of blackout due to a disruption on a neighboring interconnected system. As threats evolve and grow increasingly more sophisticated, Iberdrola USA cannot ensure that a potential security breach may not occur or quantify the potential impact of such an event. Any such cyber breaches could result in a significant decrease in revenues, significant expense to repair system damage or security breaches, regulatory penalties and liability claims, which could have a material adverse effect on Iberdrola USA’s cash flows, results of operations and financial condition.

Risks including but not limited to any physical security breach involving unauthorized access, electricity or equipment theft and vandalism could adversely affect Iberdrola USA’s business operations and adversely impact Iberdrola USA’s reputation.

A physical attack on Iberdrola USA’s subsidiaries’ transmission and distribution infrastructure could interfere with normal business operations and affect Iberdrola USA’s subsidiaries’ ability to control their transmission and distribution assets. A physical security intrusion could potentially lead to theft and the release of critical operating information, which could adversely affect Iberdrola USA’s subsidiaries’ operations or adversely impact Iberdrola USA’s reputation, and could result in significant costs, fines and litigation. Additionally, certain of Iberdrola USA’s subsidiaries’ power generation and transmission and distribution assets and equipment are at risk for theft and damage. For example, Iberdrola Networks is at risk for copper wire theft, especially, due to an increased demand for copper in the United States and internationally. Theft of copper wire or solar panels can cause significant disruption to Iberdrola Networks’ and Iberdrola Renewables’ operations, respectively, and can lead to operating losses at those locations. Furthermore, Iberdrola Renewables can incur damage to wind turbine equipment, either through natural events such as lightning strikes that damage blades or in-ground electrical systems used to collect electricity from turbines, or through vandalism, such as gunshots into towers or other generating equipment. Such damage can cause disruption of operations for unspecified periods which may lead to operating losses at those locations.

Iberdrola USA’s risk management policies cannot fully eliminate the risk associated with some of its operating subsidiaries’ commodity trading and hedging activities, which may result in significant losses.

Iberdrola Renewables and Iberdrola Energy Holdings have exposure to commodity price movements through their “natural” long positions in electricity and natural gas storage in addition to proprietary trading and hedging activities.

Iberdrola Networks, Iberdrola Renewables and Iberdrola Energy Holdings manage the exposure to risks of commodity price movements through internal risk management policies, enforcement of established risk limits and risk management procedures. These risk policies, risk limits and risk management procedures may not work as planned and cannot eliminate all risks associated with these activities. Even when these risk policies and procedures are followed, and decisions are made based on projections and estimates of future performance, results of operations may be diminished if the judgments and assumptions underlying those decisions prove to be incorrect. Iberdrola USA’s risk management tools and metrics associated with their hedging and trading procedures, such as daily value at risk, stop loss limits and liquidity guidelines, are based on historical price movements. Due to the inherent uncertainty involved in price movements and potential deviation from historical pricing behavior, Iberdrola USA is unable to assure that their risk management tools and metrics will be effective to protect against material adverse effects on their business, financial condition, results of operations and prospects. Factors, such as future prices and demand for power and other energy-related commodities, become more difficult to predict and the calculations become less reliable the further into the future estimates are made. As a result, Iberdrola USA cannot fully predict the impact that some of its subsidiaries’ commodity trading and hedging activities and risk management decisions may have on Iberdrola USA’s business, results of operations, financial condition and cash flows.

Iberdrola USA expects to invest in development opportunities in all segments of its business, but such opportunities may not be successful and projects may not commence operation as scheduled or at all, or be completed within budget or at all, which could have a material adverse effect on Iberdrola USA’s business prospects.

Iberdrola USA is pursuing broader development investment opportunities related to all segments of its business, particularly in respect of additional construction projects in respect of renewable energy generation. The development, construction and expansion of such facilities involve numerous risks. Various factors could result in increased costs or result in delays or cancellation of these projects. Risks include regulatory approval processes, new legislation, economic events or factors, environmental and community concerns, design and siting issues, difficulties in obtaining required rights of way, competition from incumbent facilities and other entities, and actions of strategic partners. Should any of these factors result in such delays or cancellations, Iberdrola USA’s business, financial position, results of operations, and cash flows could be adversely affected or its future growth opportunities may not be realized as anticipated.

The progressive reduction in the costs of distributed energy assets, as a result of technological improvements, large scale deployment in certain jurisdictions and constructive support regimes could result in customer defection.

The emergence of technology and the proliferation and structure of rate incentives to distributed energy assets, such as net energy metering which allows electricity customers who supply their own electricity from on-site generation to pay only for the net energy obtained from the utility, behind-the-meter storage systems and grid integration components such as inverters or electronics, could result in electricity delivery customers abandoning the grid system or replacing part of grid services with self-supply or self-balancing, or could impact the return on current or future network assets deployed and designed to serve projected load. Such emergence of alternative sources of energy supply can result in customers relying on the power grid for limited use, such as in the case of a deficit or an emergency, or completely abandoning the grid, which is known as customer defection. While the operating subsidiaries of Iberdrola Networks are protected from reduced volumetric sales by decoupling mechanisms, which delinks a utility’s delivery revenues from volumetric sales, these are temporary in nature and there is no assurance such mechanisms will be extended. The progressive reduction in the costs of distributed energy assets, as a result of technological improvements, large scale deployment in certain jurisdictions and constructive support regimes could result in customer defection (individually or integrated in micro-grids) when a net benefit analysis of investing in self-supply and storage of energy compared to energy provided by utility service appears attractive for certain customer classes. Similarly, some current costs or future investments in networks could be impacted, such as allocating more costs to certain customer segments, if adequate rate making does not fully contemplate the characteristics of an integrated reliable grid from a unified perspective, regardless of customer disconnection. Further, the interoperability, integration and standard connection of these distributed energy devices and systems could place a burden on the system of Iberdrola Networks’ operating subsidiaries, without adequately compensating them.

Advances in technology could impair or eliminate the competitive advantage of Iberdrola USA’s businesses.

The emergence of initiatives designed to reduce greenhouse gas emissions and control or limit the effects of global warming and overall climate change has increased the incentive for the development of new technologies for power generation and energy efficiency, and for investment in research and development to make those technologies more efficient and cost-effective. There is potential that distributed generation systems and energy efficiency measures could adversely affect the demand for services of Iberdrola USA’s regulated subsidiaries thus impacting revenues, which could adversely affect Iberdrola USA’s cash flows, results of operations and financial condition. Furthermore, the technologies used in the renewable energy sector change and evolve rapidly. Techniques for the production of electricity from renewable sources are constantly improving and becoming more complex. In order to maintain Iberdrola Renewables’ competitiveness and expand its business, Iberdrola Renewables must adjust effectively to changes in technology and further its research and development. If Iberdrola Renewables fails to react effectively to current and future technological changes in the sector or to progress its research and development in a timely manner, Iberdrola Renewables’ future business growth, results of operations and financial condition could be materially adversely affected.

Investments in development opportunities in electricity generation, transmission and distribution and natural gas storage and transportation may not be successful and projects may not commence or complete operation as scheduled or be within budget.

The operating subsidiaries of Iberdrola USA pursue development opportunities related to electric transmission and renewable energy generation, interconnections to generating resources and other investment opportunities. The development, construction and expansion of projects involve numerous risks. Various factors could result in increased costs or result in delays or cancellation of these projects. Risks include regulatory approval processes, permitting, new legislation, economic events or factors, environmental and community concerns, negative publicity, design and siting issues, difficulties in obtaining required rights of way, construction delays and cost overruns, competition from incumbent utilities and other entities, and actions of strategic partners. If any of these factors result in delays or cancellations to these projects, Iberdrola USA’s growth projections, results of operations and financial position could be adversely affected or Iberdrola USA’s future growth opportunities may not be realized as anticipated. For example, NYSEG and RG&E hold approximately 20% ownership interest in the regulated New York Transco, LLC, or New York Transco, along with other investor owned utilities. In December 2014, New York Transco filed for regulatory approval of a transmission project. While New York Transco received an order from FERC in April 2015 accepting the project’s risk mitigation measures, FERC rejected the project’s cost allocation proposal and ordered a settlement and hearing proceeding on the proposed capital structure and the base ROE. Additionally, there may be delays or unexpected developments in completing Iberdrola Renewables’ current and future construction projects, which could cause the construction costs of these projects to exceed Iberdrola USA’s expectations. While most of Iberdrola USA’s subsidiaries’ construction projects are constructed under fixed-price and fixed-schedule contracts with construction and equipment suppliers, these contracts provide for limitations on the liability of these contractors to pay Iberdrola USA’s subsidiaries liquidated damages for cost overruns and construction delays. In respect of Iberdrola Renewables’ wind projects, a delay resulting in a wind project failing to qualify for federal production tax credits could result in losses that would be substantially greater than the amount of liquidated damages paid to Iberdrola Renewables.

Iberdrola USA’s subsidiaries may suffer significant construction delays or construction cost increases as a result of regulatory approval processes, environmental and community concerns, negative publicity, design and siting issues, difficulties in obtaining required rights of way or underperformance of these contractors and equipment suppliers, as well as other suppliers, to Iberdrola USA’s subsidiaries’ projects. For example, while RG&E’s Rochester Area Reliability Project, which includes the development of a new substation and transmission lines, was approved by the NYSPC, the project has encountered significant delays due to the concerns of landowners. Delays in equipment deliveries, particularly of wind turbines or transformers, or severe weather may result in extended delays in project construction and completion. These circumstances could prevent Iberdrola Renewables’ construction projects from commencing operations or from meeting Iberdrola Renewables’ original expectations about how much electricity it will generate or the returns it will achieve. In addition, for projects that are subject to PPAs, substantial delays could cause defaults under the PPAs, which generally require the completion of project construction by a certain date at specified performance levels.

Iberdrola Renewables’ revenue may be reduced significantly upon expiration of PPAs if the market price of electricity decreases and Iberdrola Renewables is otherwise unable to negotiate more favorable pricing terms.

Iberdrola Renewables’ portfolio of PPAs is made up of PPAs that primarily have fixed or otherwise predetermined electricity prices for the life of the PPA. A decrease in the market price of electricity, including due to lower prices for traditional fossil fuels, could result in a decrease in revenues once a PPA has expired or upon a renewal of a PPA, unless market conditions recover at the time of expiration and/or Iberdrola Renewables is able to negotiate more favorable pricing terms. Any decrease in the price payable to Iberdrola Renewables under new PPAs could materially adversely affect Iberdrola USA’s business, results of operations, financial conditions and cash flows. In the majority of Iberdrola Renewables’ wind energy generation projects, upon the expiration of a PPA, the project becomes a merchant project subject to market risks, unless Iberdrola Renewables can negotiate a renewal of the PPA. If Iberdrola Renewables is not able to replace an expiring PPA with a contract on equivalent terms and conditions or otherwise obtain prices that permit operation of the related facility on a profitable basis, the affected site may temporarily or permanently cease operations.

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes Iberdrola Renewables’ utility-scale projects to additional risk.

Since the transmission and distribution of electricity is highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by Iberdrola Renewables’ businesses, which may restrict their ability to negotiate favorable terms under new PPAs and could impact their ability to find new customers for the electricity generated by their generation facilities should this become necessary. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorated or the RPS programs, climate change programs or other regulations to which they are currently subject and that compel them to source renewable energy supplies change, demand for electricity produced by Iberdrola Renewables’ businesses could be negatively impacted.

Lower prices for other fuel sources may reduce the demand for wind and solar energy development.

Wind and solar energy demand is affected by the price and availability of other fuels, including nuclear, coal, natural gas and oil, as well as other sources of renewable energy. To the extent renewable energy, particularly wind and solar energy, becomes less cost-competitive due to reduced government targets, increases in the cost of wind and solar energy, as a result of new regulations, and incentives that favor alternative renewable energy, cheaper alternatives or otherwise, demand for wind and solar energy and other forms of renewable energy could decrease. Slow growth or a long-term reduction in the demand for renewable energy could have a material adverse effect on Iberdrola Renewables’ ability to grow its business.

Iberdrola USA’s subsidiaries do not own all of the land on which their projects are located and their use and enjoyment of real property rights for their projects may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to Iberdrola USA’s subsidiaries’ projects.

Iberdrola USA’s subsidiaries do not own all of the land on which their projects are located. For example, Iberdrola Renewables does not own all of the land on which its wind projects are located and Iberdrola Energy Holdings does not own all of the land on which its natural gas storage projects are located. Such projects generally are, and future projects may be, located on land occupied under long-term easements, leases and rights of way. The ownership interests in the land subject to these easements, leases and rights of way may be subject to mortgages securing loans or other liens and other easements, lease rights and rights of way of third parties that were created previously. As a result, some of the rights under such easements, leases or rights of way held by Iberdrola USA’s operating subsidiaries may be subject to the rights of these third parties, and the rights of Iberdrola USA’s operating subsidiaries to use the land on which their projects are or will be located and their projects’ rights to such easements, leases and rights of way could be lost or curtailed. Any such loss or curtailment of the rights of Iberdrola USA’s operating subsidiaries to use the land on which their projects are or will be located could have a material adverse effect on their business, results of operations, financial condition and cash flows.

Iberdrola USA and its subsidiaries are subject to litigation or administrative proceedings.

The operating subsidiaries of Iberdrola USA have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. These actions may include environmental claims, employment-related claims and contractual disputes or claims for personal injury or property damage that occur in connection with services performed relating to the operation of Iberdrola USA’s businesses, or actions by regulatory or tax authorities. Unfavorable outcomes or developments relating to these proceedings or future proceedings, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on Iberdrola USA’s business, financial condition and results of operations. In addition, settlement of claims could adversely affect Iberdrola USA’s business, results of operations, financial condition and cash flows.

Long-term low natural gas prices and/or seasonal natural gas price spreads could have a negative impact on the demand for Iberdrola Energy Holdings’ natural gas storage services.

Storage businesses benefit from price volatility and temporal price spreads, which impacts the level of demand for services and the rates that can be charged for natural gas storage services. On a system-wide basis, natural gas is typically injected into storage between April and October when natural gas prices are generally lower and withdrawn during the winter months of November through March when natural gas prices are typically higher. Largely due to the abundant supply of natural gas made available by hydraulic fracturing techniques, natural gas prices have dropped significantly to levels that are near historic lows. If prices and volatility remain low or prices decline further, then the demand for natural gas storage services, and the prices that Iberdrola Energy Holdings will be able to charge for those services, may decline or be depressed for a prolonged period of time. A sustained decline in these prices and volatility could have an adverse impact on Iberdrola USA’s business, results of operation, financial condition and cash flows. Furthermore, low gas prices drive down electricity prices and may lower prices in certain power markets, which may have a potentially adverse impact on prices for uncontracted generation and future PPAs for Iberdrola USA’s businesses.

Storing and transporting natural gas involves inherent risks that could cause Iberdrola USA to incur significant financial losses.

There are inherent hazards and operation risks in gas distribution activities, such as leaks, accidental explosions and mechanical problems that could cause the loss of human life, significant damage to property, environmental pollution and impairment of operations. The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. These activities may subject Iberdrola USA to litigation and administrative proceedings that could result in substantial monetary judgments, fines or penalties. To the extent that the occurrence of any of these events is not fully covered by insurance, they could adversely affect Iberdrola USA’s revenue, earnings and cash flow.

Iberdrola USA is not able to insure against all potential risks and may become subject to higher insurance premiums, and the ability of Iberdrola USA to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers.

Iberdrola USA’s businesses and activities are exposed to the risks inherent in the construction and operation of their respective assets, such as electrical power plants, wind power plants and other renewable energy projects and natural gas storage facilities, including breakdowns, manufacturing defects, natural disasters, terrorist attacks, cyber attacks and sabotage. Iberdrola USA’s subsidiaries are also exposed to third party liability risks and environmental risks. While the operating subsidiaries of Iberdrola USA maintain insurance coverage, such insurance may not continue to be offered on an economically feasible basis and may not cover all events that could give rise to a loss or claim involving the assets or operations of Iberdrola USA’s subsidiaries. For example, Iberdrola Renewables currently has 409 megawatts, or MW, of installed capacity in California subject to known earthquake risks and approximately 600 MW of installed capacity on the Texas Gulf Coast subject to known hurricane and windstorm risks. Further, while insurance coverage applies to property damages and business interruptions, this coverage is limited as a result of severe insurance market restrictions and Iberdrola USA is generally not fully insured against all significant losses. In addition, Iberdrola USA’s subsidiaries’ insurance policies are subject to annual review by its insurers. The ability of Iberdrola USA to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers. If insurance coverage is not available or obtainable on acceptable terms, Iberdrola USA may be required to pay costs associated with adverse future events. If an operating subsidiary of Iberdrola USA were to incur a serious uninsured loss or a loss significantly exceeding the limits of its insurance policies, the results could have a material adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows.

Furthermore, Iberdrola Networks’ gas distribution activities and Iberdrola Energy Holdings’ natural gas storage activities involve a variety of inherent hazards and operating risks, such as leaks, accidents, explosions, and mechanical problems and could result in serious injury to employees and non-employees, loss of human life, significant damage to property, environmental pollution and impairment of Iberdrola USA’s subsidiaries’ operations. In accordance with customary industry practice, Iberdrola USA’s subsidiaries maintain insurance against some, but not all, of these risks and losses. The location of natural gas pipelines and natural gas storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages that could potentially result from these risks. The occurrence of any of these events not fully covered by insurance could adversely affect Iberdrola USA’s business, results of operations, financial position and cash flows.

The benefits of any warranties provided by the suppliers of equipment for Iberdrola Networks and Iberdrola Renewables’ projects may be limited by the ability of a supplier to satisfy its warranty obligations, or if the term of the warranty has expired or has liability limits.

Iberdrola Networks and Iberdrola Renewables expect to benefit from various warranties, including product quality and performance warranties, provided by suppliers in connection with the purchase of equipment. The suppliers of Iberdrola USA’s operating subsidiaries may fail to fulfill their warranty obligations or a particular defect may not be covered by a warranty. Even if a supplier fulfills its obligations, the warranty may not be sufficient to compensate the operating subsidiary for all of its losses. In addition, these warranties generally expire within two to five years after the date each equipment item is delivered or commissioned and are subject to liability limits. If installation is delayed, the operating subsidiaries may lose all or a portion of the benefit of a warranty. If Iberdrola Networks or Iberdrola Renewables seeks warranty protection and a supplier is unable or unwilling to perform its warranty obligations, whether as a result of its financial condition or otherwise, or if the term of the warranty has expired or a liability limit has been reached, there may be a reduction or loss of warranty protection for the affected equipment, which could have a material adverse effect on Iberdrola USA’s business, results of operation, financial condition and cash flows.

A disruption in the wholesale energy markets or failure by an energy supplier could adversely affect Iberdrola USA.

Almost all the electricity and gas Iberdrola Networks sells to full-service customers is purchased through the wholesale energy markets or pursuant to contracts with energy suppliers. A disruption in the wholesale energy markets or a failure on the part of energy suppliers or operators of energy delivery systems that connect to Iberdrola Networks’ energy facilities could adversely affect Iberdrola Networks’ ability to meet its customers’ energy needs and adversely affect Iberdrola USA.

The increased cost of purchasing natural gas during periods in which natural gas prices are rising significantly could adversely impact Iberdrola USA’s earnings and cash flow.

The rates that are permitted to be charged by Iberdrola USA’s regulated utilities that allow for rate recovery generally allow such businesses to recover their cost of purchasing natural gas. In general, the various regulatory agencies allow Iberdrola USA’s regulated utilities to recover the costs of natural gas purchased for customers on a dollar-for-dollar basis (in the absence of disallowances), without a profit component. Iberdrola Networks’ regulated utilities periodically adjust customer rates for increases and decreases in the cost of gas purchased by Iberdrola Networks’ regulated utilities for sale to its customers. Under the regulatory body-approved gas cost recovery pricing mechanisms, the gas commodity charge portion of gas rates charged to customers may be adjusted upward on a periodic basis. If the cost of purchasing natural gas increases and Iberdrola Networks’ regulated utilities is unable to recover these costs from its customers immediately, or at all, Iberdrola Networks may incur increased costs associated with higher working capital requirements. In addition, any increases in the cost of purchasing natural gas may result in higher customer bad debt expense for uncollectible accounts and reduced sales volume and related margins due to lower customer consumption.

Iberdrola Renewables owns, and in the future may acquire, certain projects in joint ventures, and such joint venture partners’ interests may conflict with Iberdrola USA and Iberdrola USA’s shareholders’ interests.

Iberdrola Renewables owns, and in the future may acquire, certain projects in joint ventures. For example, Iberdrola Renewables owns 50% of the Flat Rock Windpower LLC and Flat Rock Wind Power II LLC projects, which are jointly owned and operated with Horizon Wind Energy LLC. Iberdrola Renewables also owns 50% of Colorado Wind Ventures LLC in conjunction with Shell Wind Energy Inc. Under these structured institutional partnership investment arrangements, a variety of third-party institutional investors invest in the equity of a holding company that owns wind farm facilities. In return, the investors receive profit/loss, cash distributions and tax benefits resulting from the wind farm energy generation. In each of these cases, a non-controlling stake is offered and the company retains total control of the operations of the facilities.

In the future, Iberdrola Renewables may invest in other projects with a joint venture partner. Joint ventures inherently involve a lesser degree of control over business operations, which could result in an increase in the financial, legal, operational or compliance risks associated with a project, including, but not limited to, variances in accounting and internal control requirements. To the extent Iberdrola Renewables does not have a controlling interest in a project, Iberdrola Renewables’ joint venture partners could take actions that decrease the value of Iberdrola Renewables’ investment and lower its overall return. In addition, conflicts of interest may arise in the future between Iberdrola Renewables, Iberdrola USA and Iberdrola USA’s shareholders, on the one hand, and the joint venture partners of Iberdrola Renewables, on the other hand, where Iberdrola Renewables’ joint venture partners’ business interests are inconsistent with the interests of Iberdrola Renewables, Iberdrola USA and Iberdrola USA’s shareholders. Further, disagreements or disputes between Iberdrola Renewables and its joint venture partners could result in litigation, which could increase expenses and potentially limit the time and effort Iberdrola Renewables’ officers and directors are able to devote to its business, all of which could have a material adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows.

Pension and post-retirement benefit plans could require significant future contributions to such plans.

Iberdrola USA provides defined benefit pension plans and other post-retirement benefits administered by Iberdrola USA’s subsidiaries for a significant number of employees, former employees and retirees. Financial market disruptions and significant declines in the market values of the investments held to meet the pension and post-retirement obligations, discount rate assumptions, participant demographics and increasing longevity, and changes in laws and regulations may require Iberdrola USA to make significant contributions to the plans. Large funding requirements or significant increases in expenses could adversely impact Iberdrola USA’s business, results of operations, financial condition and cash flows.

If Iberdrola USA and/or certain of its subsidiaries fail to maintain their credit ratings, Iberdrola USA’s cost of long-term debt and equity capital may increase and preclude access to the debt and equity capital markets.

Iberdrola USA, NYSEG, RG&E and CMP are parties to revolving credit facilities which contain facility fees and borrowing spread pricing that are a function of the credit rating of the borrower. A lower credit rating automatically increases the cost of these facilities. A downgrade to the lowest investment grade rating of the borrower would likely preclude access to the commercial paper market for NYSEG and CMP, which each have commercial paper programs. Lower credit ratings increase the cost of long-term debt and equity capital and, depending on the rating and market conditions, can preclude access to the debt and equity capital markets. Any of these events could have a materially adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows.

Iberdrola USA’s existing credit facilities contain, and agreements that Iberdrola USA may enter into in the future may contain, covenants that could restrict Iberdrola USA’s financial flexibility.

Iberdrola USA’s existing credit facilities, and the credit facilities of its subsidiaries, contain covenants imposing certain requirements on Iberdrola USA’s business including covenants regarding the ratio of indebtedness to total capitalization. Furthermore, Iberdrola USA’s subsidiaries periodically issue long-term debt, historically consisting of both secured and unsecured indebtedness. These third-party debt agreements also contain covenants, including covenants regarding the ratio of indebtedness to total capitalization. These requirements may limit the ability of Iberdrola USA and its subsidiaries to take advantage of potential business opportunities as they arise and may adversely affect the conduct of Iberdrola USA and its operating subsidiaries’ current business, including restricting Iberdrola USA’s ability to finance future operations and capital needs and limiting the subsidiaries’ ability to engage in other business activities. Other covenants place or could place restrictions on Iberdrola USA’s ability and the ability of Iberdrola USA’s operating subsidiaries to, among other things:

•	incur additional debt or issue some types of preferred shares;

•	create liens;

•	enter into transactions with affiliates;

•	sell or transfer assets; and

•	consolidate or merge.

Agreements Iberdrola USA and its operating subsidiaries enter into in the future may also have similar or more restrictive covenants, especially if the general credit market deteriorates. A breach of any covenant in the existing credit facilities or the agreements governing Iberdrola USA’s other indebtedness would result in an event of default. Certain events of default may trigger automatic acceleration of payment of the underlying obligations or may trigger acceleration of payment if not remedied within a specified period. Events of default under one agreement may trigger events of default under other agreements, although Iberdrola USA’s regulated utilities are not subject to the risk of default of affiliates. Should payments become accelerated as the result of an event of default, the principal and interest on such borrowing would become due and payable immediately. If that should occur, Iberdrola USA may not be able to make all of the required payments or borrow sufficient funds to refinance the accelerated debt obligations. Even if new financing were then available, it may not be on terms that are acceptable to Iberdrola USA. For more information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA—Liquidity and Capital Resources” beginning on page 170 of this proxy statement/prospectus.

Iberdrola USA may be unable to meet its financial obligations and to pay dividends on its common stock if its subsidiaries are unable to pay dividends or repay loans from Iberdrola USA.

Iberdrola USA is a holding company and, as such, has no revenue-generating operations of its own. Iberdrola USA is dependent on dividends and the repayment of loans from its subsidiaries and on external financings to provide the cash that is necessary to make future investments, service debt incurred by Iberdrola USA, pay administrative costs and pay dividends. Iberdrola USA’s subsidiaries are separate legal entities and have no independent obligation to pay dividends to Iberdrola USA. Prior to paying dividends to Iberdrola USA, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, Iberdrola USA’s regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to Iberdrola USA or may require that Iberdrola USA contribute capital. The future enactment of laws or regulations may prohibit or further restrict the ability of Iberdrola USA’s subsidiaries to pay upstream dividends or to repay funds. In addition, in the event of a subsidiary’s liquidation or reorganization, Iberdrola USA’s right to participate in a distribution of assets is subject to the prior claims of the subsidiary’s creditors. As a result, Iberdrola USA’s ability to pay dividends on its common stock and meet its financial obligations are reliant on the ability of Iberdrola USA’s subsidiaries to generate sustained earnings and cash flows and pay dividends to and repay loans from Iberdrola USA.

Iberdrola USA’s investments and cash balances are subject to the risk of loss.

Cash balances at Iberdrola USA and its subsidiaries may be deposited in banks, may be invested in liquid securities such as commercial paper or money market funds or may be deposited in a cash pooling account in which Iberdrola USA is a participant along with other affiliates of the group of companies controlled by Iberdrola, S.A., or the Iberdrola Group. Bank deposits in excess of federal deposit insurance limits would be subject to risks in the counter-party bank. Liquid securities and money market funds are subject to loss of principal, more likely in an adverse market situation, and to the risk of illiquidity. Moreover, under the cash pooling agreement governing the cash pooling account mentioned above, credit balances in the cash pooling account are pledged as collateral for the debit balances of other cash pooling participants. Iberdrola USA is therefore subject to the credit risk of the affiliated parties to the cash pooling agreement and to Iberdrola, S.A.’s ability to manage the overall liquidity of the Iberdrola Group.

Iberdrola USA and its subsidiaries may suffer the loss of key personnel or the inability to hire and retain qualified employees.

The operations of Iberdrola USA’s operating subsidiaries depend on the continued efforts of Iberdrola USA’s and its subsidiaries’ employees. Retaining key employees and maintaining the ability to attract new employees are important to Iberdrola USA’s financial performance and for its subsidiaries’ operations and financial performance. Iberdrola USA cannot guarantee that any member of Iberdrola USA’s or of its subsidiaries’ management will continue to serve in any capacity for any particular period of time. In addition, a significant portion of Iberdrola USA and its subsidiaries’ workforce, including many workers with specialized skills maintaining and servicing the electrical infrastructure, will be eligible to retire over the next five to ten years. Such highly skilled individuals cannot be quickly replaced due to the technically complex work they perform. Iberdrola USA and its subsidiaries cannot predict the impact of these plans on the ability to hire and retain key employees.

Iberdrola USA and its subsidiaries face the risk of strikes, work stoppages or an inability to negotiate future collective bargaining agreements on commercially reasonable terms.

A majority of the employees at Iberdrola Networks’ facilities are subject to collective bargaining agreements with various unions. Additionally, unionization activities, including votes for union certification, could occur among non-union employees. If union employees strike, participate in a work stoppage or slowdown or engage in other forms of labor strike or disruption, Iberdrola USA’s subsidiaries could experience reduced power generation or outages if replacement labor is not procured. The ability to procure such replacement labor is uncertain, though risks are reduced by rigorous contingency planning. Strikes, work stoppages or an inability to negotiate future collective bargaining agreements on commercially reasonable terms could have a material adverse effect on Iberdrola USA’s business, results of operations, financial condition and cash flows.

Changes in tax laws, as well as judgments and estimates used in the determination of tax-related asset and liability amounts, could materially adversely affect Iberdrola USA’s business, results of operations, financial condition and cash flows.

Iberdrola USA’s provision for income taxes and reporting of tax-related assets and liabilities require significant judgments and the use of estimates. Amounts of tax-related assets and liabilities involve judgments and estimates of the timing and probability of recognition of income, deductions and tax credits, including, but not limited to, estimates for potential adverse outcomes regarding tax positions that have been taken and the ability to utilize tax benefit carryforwards, such as net operating loss and tax credit carryforwards. Actual income taxes could vary significantly from estimated amounts due to the future impacts of, among other things, changes in tax laws, regulations and interpretations, the financial condition and results of operations of Iberdrola USA, and the resolution of audit issues raised by taxing authorities. Ultimate resolution of income tax matters may result in material adjustments to tax-related assets and liabilities, which could materially adversely affect Iberdrola USA’s business, results of operations, financial conditions and cash flows.

Risks Relating to Investing in and Ownership of Common Stock of the Combined Company

There has been no public market for Iberdrola USA common stock and the lack of a public market makes it difficult to determine the fair market value of Iberdrola USA. The market price of the common stock of the combined company following the consummation of the merger could be volatile and UIL shareowners could lose all or part of their investment.

The outstanding capital stock of Iberdrola USA is privately held and is not traded on any public market. As a result, no public market price is available to UIL shareowners for use in determining the value of the common stock of the combined company they are entitled to receive as merger consideration. The value ascribed to Iberdrola USA’s securities in other contexts may not be indicative of the price at which Iberdrola USA common stock may have traded if it were traded on a public market. The merger consideration to be paid to UIL shareowners was determined based on negotiations between the parties and likewise may not be indicative of the price at which Iberdrola USA common stock may have traded if it were traded on a public market. The merger consideration to be paid to UIL shareowners will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of the combined company common stock following the consummation of the merger. In addition, the market price of the common stock of the combined company following the consummation of the merger may be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond Iberdrola USA’s control.

UIL shareowners cannot be sure that an active trading market will develop or be sustained for the shares of the combined company common stock they will receive. The trading volume of the combined company common stock may be volatile, and holders of the combined company common stock may not be able to sell their shares following the merger.

Iberdrola USA does not have any class of securities publicly traded or listed in the United States or elsewhere and, accordingly, public information about it and its businesses or operations has been limited. Iberdrola USA has agreed to use its reasonable best efforts to cause the shares of the combined company common stock to be issued in the proposed merger to be approved for listing on the NYSE prior to the effective time of the proposed merger, and authorization for listing on the NYSE of the combined company common stock to be issued in the proposed merger is a condition to the completion of the proposed merger. The listing of shares on the NYSE does not assure that a market for the common stock of the combined company will develop or be sustained. No assurance can be provided as to the demand for or trading price of the combined company common stock following the completion of the proposed merger and the combined company common stock may trade at a price less than the current market price of UIL common stock.

The trading price of and demand for the common stock of the combined company following completion of the proposed merger and the development and continued existence of a market and favorable price for the common stock of the combined company will depend on a number of conditions, including:

•	the risk factors described in this proxy statement/prospectus;

•	general economic conditions internationally and within the U.S., including changes in interest rates;

•	changes in electricity and natural gas prices;

•	actual or anticipated fluctuations in the combined company’s quarterly and annual results and those of its competitors;

•	the businesses, operations, results and prospects of the combined company;

•	future mergers and strategic alliances;

•	market conditions in the energy industry;

•	changes in government regulation, taxes, legal proceedings or other developments;

•	shortfalls in the combined company’s operating results from levels forecasted by securities analysts;

•	investor sentiment toward the stock of energy companies in general;

•	announcements concerning the combined company or its competitors;

•	maintenance of acceptable credit ratings or credit quality; and

•	the general state of the securities markets.

These and other factors may impair the development or sustainability of a liquid market for the common stock of the combined company and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the combined company common stock to fluctuate substantially, which may negatively affect the price and liquidity of the combined company common stock. Many of these factors and conditions are beyond the control of the combined company or the shareholders of the combined company.

Future sales or issuances of the combined company common stock, including sales by Iberdrola, S.A., could have a negative impact on the combined company’s stock price.

Upon completion of the proposed merger, Iberdrola, S.A., the parent company of Iberdrola USA, will own 81.5% of the combined company’s common stock. Sales of common stock of the combined company by Iberdrola, S.A. or the perception that sales may be made by it could significantly reduce the market price of the combined company common stock. Pursuant to the merger agreement, the combined company and Iberdrola, S.A. will become parties to a shareholder agreement pursuant to which Iberdrola, S.A. will be generally restricted from transferring shares of the combined company common stock for a period of 18 months after the completion of the proposed merger, except that after 12 months following the completion of the proposed merger, Iberdrola, S.A. will be generally permitted to transfer its shares of the combined company common stock if a committee of “independent” directors (as defined in the shareholder agreement), or the unaffiliated committee, has approved the transfer after having received the advice of a nationally recognized independent investment banking firm. Under the shareholder agreement, a director will be considered “independent” if he or she is independent under the rules of NYSE with respect to the combined company, and would be independent under the rules of NYSE with respect to Iberdrola, S.A. if he or she was a director of Iberdrola, S.A. Iberdrola, S.A. will also be restricted, for a period of three years after the completion of the proposed merger, from transferring more than an aggregate of 10% of the outstanding shares of the combined company common stock in any transaction or series of transactions, unless all shareowners of the combined company are entitled to participate in such transaction (on a pro rata basis) and are entitled to the same per share consideration to be received in such transaction as Iberdrola, S.A. In addition, even if Iberdrola, S.A. does not sell a large number of its shares of the combined company common stock into the market, its right to transfer such shares may depress the stock price of the combined company common stock. Furthermore, pursuant to the shareholder agreement and subject to the terms and conditions therein, Iberdrola, S.A. will be entitled to registration rights of its combined company common stock. These registration rights will include the right to choose the method by which the shares of common stock are distributed, a choice as to the underwriter and registration rights in conjunction with other registered offerings by the combined company. Expenses incident to the combined company’s performance of or compliance with a demand registration made by Iberdrola, S.A. will be borne by the combined company. Iberdrola, S.A. will also retain preemptive rights to protect against dilution in connection with issuances of equity by the combined company. If Iberdrola, S.A. exercises its registration rights and/or its preemptive rights, the market price of shares of the combined company common stock may be adversely affected.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the combined company or its businesses, its common stock price and trading volume could decline.

The trading market for the common stock of the combined company will depend in part on the research and reports that securities or industry analysts publish about the combined company or its businesses. While securities and industry analysts currently cover Iberdrola, S.A., securities and industry analysts do not currently cover Iberdrola USA, and may never publish research on the combined company. If no securities or industry analysts commence coverage of the combined company, the trading price for its common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the combined company downgrade its securities or publish inaccurate or unfavorable research about its businesses, its stock price would likely decline. If one or more of these analysts cease coverage of the combined company or fail to publish reports on the combined company regularly, demand for its common stock could decrease, which might cause its common stock price and trading volume to decline.

Iberdrola, S.A. will exercise significant influence over the combined company, and its interests in the combined company may be different than yours.

Upon the completion of the proposed merger, Iberdrola, S.A. will beneficially own 81.5% of the outstanding common stock of the combined company. Accordingly, Iberdrola, S.A. will be able to exercise significant influence over the combined company’s business policies and affairs, including the composition of the combined company’s board of directors and any action requiring the approval of the combined company’s shareholders, including the adoption of amendments to the certificate of incorporation and bylaws and the approval of a merger or sale of substantially all of the combined company’s assets, subject to applicable law and the limitations set forth in the shareholder agreement. The directors designated by Iberdrola, S.A. will have significant authority to effect decisions affecting the capital structure of the combined company, including the issuance of additional capital stock, incurrence of additional indebtedness, the implementation of stock repurchase programs and the decision of whether or not to declare dividends.

The interests of Iberdrola, S.A. may conflict with the interests of other shareholders of the combined company. For example, Iberdrola, S.A. may support certain long-term strategies or objectives for the combined company that may not be accretive to shareholders in the short term. The concentration of ownership may also delay, defer or even prevent a change in control of the combined company, even if such a change in control would benefit the combined company’s other shareholders, and may make some transactions more difficult or impossible without the support of Iberdrola, S.A. This significant concentration of share ownership may adversely affect the trading price for the common stock of the combined company because investors may perceive disadvantages in owning stock in companies with shareholders who own significant percentages of a company’s outstanding stock.

The combined company will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements.

In addition to the consequences of the concentration of share ownership and possible conflicts between the interests of Iberdrola, S.A., and your interests discussed above, the combined company will initially be a “controlled company” within the meaning of the rules of the NYSE. Under these rules, a company in which over 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is not required to have:

•	a majority of its board of directors be independent directors;

•	a nominating and corporate governance committee or a compensation committee, or to have such committees be composed entirely of independent directors; and

•	the compensation of the chief executive officer be determined, or recommended to the board of directors for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on the board of directors.

Following the proposed merger, the combined company intends to rely on these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE without regard to the exemptions available for “controlled companies,” and the combined company’s initial status as a “controlled company” may adversely affect the trading price for the combined company common stock. For more information, see the section entitled “Additional Information About Iberdrola USA—Iberdrola USA Directors and Executive Officers” beginning on page 231 of this proxy statement/prospectus.

The rights of UIL shareowners who become shareholders of the combined company in the proposed merger will be governed by the combined company’s restated certificate of incorporation and the combined company’s amended and restated bylaws.

UIL shareowners who receive shares of common stock of the combined company in the proposed merger will become shareholders of the combined company and their rights as shareholders will be governed by the combined company’s restated certificate of incorporation and amended and restated bylaws, rather than UIL’s certificate of incorporation and bylaws. There may be material differences between the current rights of UIL shareowners, as compared to the rights they will have as shareholders of the combined company. For more information, see the section entitled “Comparison of Shareholder Rights Before and After the Merger” beginning on page 272 of this proxy statement/prospectus.

The combined company’s dividend policy is subject to the discretion of its board of directors and may be limited by the combined company’s debt agreements and limitations under New York law.

Although it is currently anticipated that the combined company will pay a regular quarterly dividend following the closing of the merger, any such determination to pay dividends will be at the discretion of its board of directors and will be dependent on then-existing conditions, including the company’s financial condition, earnings, legal requirements, including limitations under New York law, restrictions in the combined company’s debt agreements that limit its ability to pay dividends to shareholders and other factors the board of directors deems relevant. The board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. For these reasons, you will not be able to rely on dividends to receive a return on your investment. Accordingly, realization of a gain on your shares of the combined company common stock received in the merger may depend on the appreciation of the price of the combined company common stock, which may never occur.

Upon the completion of the proposed merger, the combined company will become a public reporting company subject to financial reporting and other requirements.

Upon the completion of the proposed merger, as a public company, the combined company will become subject to reporting, disclosure control and other obligations under the Exchange Act, the Sarbanes-Oxley Act, or SOX, the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE. The combined company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. As a result, the combined company will incur higher legal, accounting and other expenses than before, and these expenses may increase even more in the future. For example, Section 404 of SOX requires annual management assessment of the effectiveness of internal controls over financial reporting and a report by the combined company’s independent registered public accounting firm addressing these assessments. If the combined company is unable to implement its compliance initiatives in a timely and effective fashion, its ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired.

In addition, Iberdrola USA cannot assure you that there will not be material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the combined company’s ability to accurately report its cash flows, results of operations or financial condition. If the combined company is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines the combined company has a material weakness or significant deficiency in its internal control over financial reporting, the combined company could lose investor confidence in the accuracy and completeness of its financial reports, the market price of its common stock could decline, and the combined company could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in the combined company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets and reduce or eliminate the trading market for the combined company common stock.

The financial performance, and price of the common stock, of the combined company may be affected by factors different from those that historically have affected UIL.

Upon completion of the proposed merger, holders of UIL common stock will become holders of common stock of the combined company. The businesses and target markets of Iberdrola USA differ from those of UIL, and accordingly the results of operations and the price of the common stock of the combined company will be affected by some factors that are different from those currently affecting the results of operations and stock price of UIL. For a discussion of the business of Iberdrola USA and of some important factors to consider in connection with Iberdrola USA’s business, see the section entitled “Additional Information about Iberdrola USA” beginning on page 201 of this proxy statement/prospectus.

Risks Relating to UIL’s Business and Operations

You should read and consider risk factors specific to UIL’s business and operations, which will also affect the combined company. These risks are described in the section entitled “Risk Factors” in UIL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and other documents incorporated by reference into this proxy statement/prospectus contain or may contain forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “should,” “can,” “expects,” “believes,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” “is confident that” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the potential benefits of the proposed merger between Iberdrola USA and UIL, including the combined company’s plans, objectives and intentions, the expected timing of completion of the transaction, outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition of the combined business and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the respective managements of Iberdrola USA and UIL and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” beginning on page 37 of this proxy statement/prospectus. Specifically, forward-looking statements may include statements relating to:

•	the inability to complete the merger due to the failure to obtain shareowner approval or governmental or regulatory clearances or the failure to satisfy other conditions to the completion of the merger or the failure of the merger to be completed for any other reason;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the future financial performance, anticipated liquidity and capital expenditures of the combined company;

•	success in retaining or recruiting, or changes required in, Iberdrola USA’s officers, key employees or directors following the merger;

•	the risk that the businesses will not be coordinated successfully, or that the coordination will be more costly or more time consuming and complex than anticipated

•	disruption from the merger making it difficult to maintain business and operational relationships;

•	adverse developments in general market, business, economic, labor, regulatory and political conditions;

•	the impact of any cyber-breaches, acts of war or terrorism or natural disasters; and

•	the impact of any change to applicable laws and regulations affecting operations, including those relating to environmental and climate change, taxes, price controls, regulatory approval and permitting.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Neither Iberdrola USA nor UIL undertakes any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

INFORMATION ABOUT THE COMPANIES

Iberdrola USA

Durham Hall, 52 Farm View Drive

New Gloucester, Maine 04260

(207) 688-6363

Iberdrola USA is a direct, wholly-owned subsidiary of Iberdrola, S.A., a corporation (sociedad anónima) organized under the laws of Spain, one of the world’s leading energy companies. Iberdrola USA holds the U.S. operations of Iberdrola, S.A. through its direct, wholly-owned subsidiaries, including Iberdrola Networks and IRHI. IRHI in turn holds subsidiaries, including Iberdrola Renewables and Iberdrola Energy Holdings. Iberdrola Networks owns and operates the regulated utility businesses of Iberdrola USA through its subsidiaries, including electric transmission and distribution and natural gas distribution. Iberdrola Renewables operates a portfolio of renewable energy generation facilities primarily using onshore wind power, and also solar, biomass and thermal power. Iberdrola Energy Holdings operates the natural gas storage facilities and gas trading businesses of Iberdrola USA through Iberdrola Energy Services LLC (gas trading) and Enstor Inc. (gas storage). Additionally, Iberdrola USA holds merger sub, a direct and wholly-owned subsidiary newly formed in Connecticut for the sole purpose of completing the merger. See “—Merger Sub.”

There is currently no public trading market for Iberdrola USA common stock. Iberdrola USA has applied to list its shares, which will become the common stock of the combined company, on the NYSE under the symbol “            .” Iberdrola USA is headquartered in New Gloucester, Maine, where its senior management maintains offices and is responsible for overall executive, financial and planning functions. For additional information about Iberdrola USA, see the section entitled “Additional Information About Iberdrola USA” beginning on page 201 of this proxy statement/prospectus.

Merger Sub

Durham Hall, 52 Farm View Drive

New Gloucester, Maine 04260

(207) 688-6327

Merger sub is a Connecticut corporation and a direct wholly-owned subsidiary of Iberdrola USA that was formed solely in contemplation of the merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, except as described in this proxy statement/prospectus, nor any outstanding commitments other than as set forth in the merger agreement. Merger sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement.

UIL

157 Church Street

New Haven, Connecticut 06510

(203) 499-2000

The primary business of UIL is ownership of its operating regulated utility businesses. The utility businesses consist of the electric distribution and transmission operations of UI, and the natural gas transportation, distribution and sales operations of The Southern Connecticut Gas Company, Connecticut Natural Gas Corporation and The Berkshire Gas Company. UI is also a party to a joint venture with certain affiliates of NRG Energy, Inc. pursuant to which UI holds 50% of the membership interests in GCE Holding LLC, whose wholly-owned subsidiary, GenConn Energy LLC, operates peaking generation plants in Devon, Connecticut and Middletown, Connecticut. UIL is headquartered in New Haven, Connecticut, where its senior management maintains offices and is responsible for overall executive, financial and planning functions.

UIL common stock is listed on the NYSE under the symbol “UIL.”

For more information about UIL, please visit the Internet website of UIL at www.uil.com. The Internet website address of UIL is provided as an inactive textual reference only. The information contained on the Internet website of UIL is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about UIL is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

THE UIL SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

This proxy statement/prospectus is being furnished to UIL shareowners as part of the solicitation of proxies by the UIL board for use at the special meeting to be held on                     , 2015, at              Eastern time, at Quinnipiac University, Center for Medicine, Nursing and Health Sciences, 370 Bassett Road, North Haven, Connecticut 06473, or at any postponement or adjournment thereof.

At the special meeting, UIL shareowners will be asked to (i) consider and vote upon a proposal to approve the merger agreement, (ii) consider and vote upon a proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger and (iii) grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

UIL shareowners must approve the merger agreement in order for the merger to occur. If UIL shareowners fail to approve the merger agreement, the merger will not occur. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus, and you are encouraged to read the merger agreement carefully and in its entirety.

Record Date and Quorum

UIL has set the close of business on                     , 2015 as the record date for the special meeting, and only holders of record of shares of UIL common stock on the record date are entitled to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of UIL common stock as of the close of business on the record date. On the record date, there were              shares of UIL common stock outstanding and entitled to vote and, accordingly,              shares of UIL common stock must vote to approve the merger agreement for the merger to occur. You will have one vote on all matters properly coming before the special meeting for each share of UIL common stock that you owned on the record date.

The presence, in person or represented by proxy, of owners of a majority of the shares of UIL common stock entitled to vote at the special meeting outstanding as of the close of business on the record date constitutes a quorum for the purposes of the special meeting. Abstentions are considered for purposes of establishing a quorum. A quorum is necessary to transact business at the special meeting. Once a share of UIL common stock is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment of the special meeting. However, if a new record date is set for the adjourned special meeting, then a new quorum will be determined.

Attendance

Only UIL shareowners of record as of the close of business on the record date, their duly authorized proxy holders, beneficial owners with proof of ownership and guests of UIL may attend the special meeting. If you personally attend the special meeting, you will be asked to verify that you are a shareowner by presenting an attendance ticket (attached to your proxy card), together with a proper form of identification. If shares are held in the name of a broker, trust, bank, or other nominee, you should bring with you a statement, proxy or a letter from the broker, trustee, bank or nominee confirming your beneficial ownership of the shares on the record date. If you are the representative of a corporate or institutional shareowner, you must present valid photo identification along with proof that you are the representative of such shareowner. Cameras, recording devices and other electronic devices including telephones or other devices with photographic capability should not be used during the meeting and are subject to confiscation. For the safety of attendees, all bags, packages, and briefcases are subject to inspection. Your compliance is appreciated.

Vote Required

The approval of the merger agreement requires the affirmative vote of the owners of a majority of the shares of UIL common stock outstanding as of the close of business on the record date. For the proposal to approve the merger agreement, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Votes to abstain will not be counted as votes cast in favor of the proposal to approve the merger agreement, but will count for the purpose of determining whether a quorum is present. If you fail to submit a proxy or to vote in person at the special meeting or if you vote to abstain, it will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

If your shares of UIL common stock are registered directly in your name with Broadridge, UIL’s transfer agent, you are considered, with respect to those shares of UIL common stock, the shareowner of record. If you are a shareowner of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by UIL.

If your shares of UIL common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of UIL common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of UIL common stock, the shareowner of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting.

Under the rules of the NYSE, banks, brokerage firms or other nominees who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters such as the proposal to approve the merger agreement, the proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger, and granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. As a result, absent specific instructions from you, banks, brokerage firms or other nominees are not empowered to vote your shares of UIL common stock at the special meeting.

The proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger requires that the votes favoring the action cast by the owners of the shares entitled to vote thereon exceed the votes opposing the action cast by such shareowners; however, such vote is non-binding and advisory only. For purposes of the proposal, if your shares of UIL common stock are present at the special meeting but are not voted on this proposal, or if you have given a proxy and abstained on this proposal or if you fail to submit a proxy or to vote in person at the special meeting, as applicable, the shares of UIL common stock held by you or your bank, brokerage firm or other nominee will not be counted in respect of, and will not have an effect on, the proposal to approve, by non-binding, advisory vote, the merger-related executive compensation.

If no quorum is present, authorization for proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement, requires the affirmative vote of the owners of a majority of the shares of UIL common stock present in person or represented by proxy and entitled to vote thereon. If a quorum is present, authorization for proxy holders to vote in favor of one or more adjournments of the special meeting would require that the votes favoring the action cast by the owners of the shares entitled to vote thereon exceed the votes opposing the action cast by such shareowners. If no quorum is present and your shares of UIL common stock are present at the special meeting but are not voted on this proposal, or if you vote to abstain on this proposal, this will have the effect of a vote “AGAINST” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting. If a quorum is present and your shares of UIL common stock are not voted on granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, or if you have given a proxy and abstained on granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, your shares will not be counted in respect of, and will not have an effect on, the vote to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting. Whether or not a quorum is present, if you fail to submit a proxy or to attend the special meeting or if your shares of UIL common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of UIL common stock, as applicable, your shares of UIL common stock will not be voted, but this will not have an effect on the vote to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting.

As of the close of business on the record date, the directors and executive officers of UIL beneficially owned and were entitled to vote, in the aggregate,              shares of UIL common stock, representing approximately     % of the outstanding shares of UIL common stock as of the close of business on the record date. The directors and executive officers of UIL have informed UIL that they currently intend to vote all such shares of UIL common stock “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve, by non-binding, advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger and “FOR” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement, although they are not obligated to do so.

Proxies and Revocations

If you are a shareowner of record, you may vote your shares of UIL common stock on matters presented at the special meeting in any of the following ways:

•	by telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. Proxies delivered over the internet or by telephone must be submitted by 11:59 p.m. Eastern time on , 2015. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

•	by completing, signing, dating and returning the enclosed proxy card in the pre-addressed, postage-prepaid envelope accompanying the proxy card; or

•	in person—you may attend the special meeting and cast your vote there.

If you are a beneficial owner, you will receive instructions from your bank, brokerage firm or other nominee that you must follow in order to have your shares of UIL common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares voted. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the special meeting.

Please refer to the instructions on your proxy to determine the deadlines for voting over the Internet or by telephone. If you choose to submit a proxy by mailing a proxy card, your proxy card should be mailed in the pre-addressed, postage-prepaid envelope accompanying the proxy card, and your proxy card must be filed with the Office of the Corporate Secretary of UIL by the time the special meeting begins. Please do not send in your share certificates with your proxy card. When the merger is completed, a separate letter of transmittal will be mailed to you that will enable you to receive the per share merger consideration in exchange for your share certificates.

If you vote by proxy, regardless of the method you choose to vote, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of UIL common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of UIL common stock should be voted “FOR” or “AGAINST” or to “ABSTAIN” from voting on all, some or none of the specific items of business to come before the special meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares of UIL common stock should be voted on a matter, the shares of UIL common stock represented by your properly signed proxy will be voted “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve, by non-binding advisory vote, certain existing compensation arrangements for UIL’s named executive officers in connection with the merger and “FOR” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

You have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by voting again at a later date through any of the methods available to you, by attending the special meeting and voting in person, or by giving written notice of revocation to UIL prior to the time the special meeting begins. Written notice of revocation should be mailed to: UIL Holdings Corporation, Attention: Sigrid E. Kun, Vice President, Corporate Secretary and Assistant General Counsel, 157 Church Street, P.O. Box 1564, New Haven, Connecticut 06506.

If you have any questions or need assistance voting your shares, please contact Okapi, UIL’s proxy solicitor, by calling toll-free at (855) 208-8902.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF UIL COMMON STOCK PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE YOUR SHARES BEFORE THE MEETING OVER THE INTERNET OR VIA THE TOLL-FREE TELEPHONE NUMBER OR BY COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE PRE-ADDRESSED, POSTAGE-PREPAID ENVELOPE ACCOMPANYING THE PROXY CARD. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned on one or more occasions for the purpose of soliciting additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement or if a quorum is not present at the special meeting. An adjournment generally may be made with the affirmative vote of the owners of a majority of the shares of UIL common stock present in person or represented by proxy and entitled to vote thereon if no quorum is present or, if a quorum is present, if the number of votes favoring the action cast by the owners of the shares entitled to vote thereon exceeds the votes opposing the action cast by such shareowners. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow UIL shareowners who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned.

Anticipated Date of Completion of the Merger

Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to Completing the Merger” beginning on page 144 of this proxy statement/prospectus, including the approval of the merger agreement by UIL shareowners at the special meeting, UIL and Iberdrola USA expect that the merger will be completed on or before December 31, 2015. However, it is possible that factors outside the control of both companies could result in the merger being completed at a different time or not at all.

Solicitation of Proxies; Payment of Solicitation Expenses

UIL is making this solicitation and will bear the expense of printing and mailing proxy materials to UIL’s shareowners. UIL will ask banks, brokers and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners of shares and to secure their voting instructions, if necessary, and UIL will reimburse them for their reasonable expenses in so doing. UIL’s directors, officers and employees may also solicit proxies personally or by telephone, but they will not be specifically compensated for soliciting proxies. UIL has retained Okapi, for a fee of up to $20,000 plus expenses, to aid in the solicitation of proxies by similar methods.

Questions and Additional Information

If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of UIL common stock or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact Okapi, UIL’s proxy solicitor, by calling toll-free at (855) 208-8902.

ADVISORY VOTE ON MERGER-RELATED COMPENSATION

FOR UIL’S NAMED EXECUTIVE OFFICERS

UIL is requesting the UIL shareowners’ approval, on an advisory (non-binding) basis, of specified compensation that may be payable to UIL’s named executive officers in connection with the merger and therefore is asking shareholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to UIL’s named executive officers in connection with the merger, as disclosed in the table in the section of the proxy statement entitled “Advisory Vote on Merger-Related Compensation for UIL’s Named Executive Officers,” including the associated narrative discussion, and the agreements pursuant to which such compensation may be paid or become payable, are hereby APPROVED on an advisory basis.”

The advisory vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger agreement, and approval of such executive compensation is not a condition to completion of the merger. Accordingly, you may vote to approve the advisory executive compensation and vote not to approve the merger agreement or vice versa. Because the vote is advisory in nature only, it will not be binding on either UIL or Iberdrola USA. Accordingly, to the extent that UIL or Iberdrola USA is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the merger agreement is approved and the merger completed, regardless of the outcome of the advisory vote. The UIL board unanimously recommends that shareowners vote “FOR” the approval of this resolution.

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation that is based on, or otherwise relates to, the merger for each “named executive officer” of UIL. The plans or arrangements pursuant to which such payments would be made (other than the merger agreement), consist of the UIL Change in Control Severance Plan II, or CIC Plan, each named executive officer’s employment agreement, and, with respect to equity awards, the UIL 2008 Stock and Incentive Compensation Plan, and the respective equity awards specifying the terms and conditions of each such award. With respect to UIL’s named executive officers, no changes were made in the terms and conditions of such plans or the equity awards, other than as specified in the merger agreement and described in the section entitled “The Merger Agreement—Treatment of UIL Stock Plans and UIL Equity-Based Awards.” Throughout this discussion, the following individuals are referred to collectively as the named executive officers of UIL:

•	James P. Torgerson—President and Chief Executive Officer;

•	Richard J. Nicholas—Executive Vice President and Chief Financial Officer;

•	Linda L. Randell—Senior Vice President and General Counsel;

•	John J. Prete—Senior Vice President Electric Operations; and

•	Anthony Marone III—Senior Vice President Customer and Business Services.

The potential payments in the table below are based on the following assumptions:

•	the relevant price per share of UIL common stock is $50.83, which is the average closing market price per share of UIL common stock as quoted on the NYSE over the first five business days following the first public announcement of the merger on February 25, 2015;

•	the closing date of the merger is December 31, 2015, which is the estimated date of the completion of the merger solely for purposes of this golden parachute compensation disclosure; and

•	the named executive officers of UIL are terminated without “cause” or resign under circumstances constituting a “constructive termination” (each, a “covered termination” for purposes of this section), in either case immediately following the assumed closing date of the merger on December 31, 2015.

The amounts shown are estimates of amounts that would be payable to the named executive officers based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following table.

The following tables, footnotes and discussion describe double-trigger benefits for the named executive officers. For purposes of this discussion, “double-trigger” refers to benefits that require two conditions, which are the completion of the merger as well as a covered termination within two years following the completion of the merger.

Golden Parachute Compensation
Name	Cash(1) ($)	Equity(2) ($)	Pension/ NQDC(3) ($)	Perquisites/ Benefits(4) ($)	Tax Reimbursement(5) ($)	Other(6) ($)	Total ($)
James P. Torgerson	1,650,000	4,919,215	—	39,547	—	2,475,000	9,083,762
Richard J. Nicholas	143,212	1,486,379	197,120	90,556	—	1,280,788	3,198,055
Linda L. Randell	558,000	966,253	—	17,016	—	744,000	2,285,269
John J. Prete	1,005,000	670,332	—	201,690	—	—	1,877,022
Anthony Marone	865,200	493,722	—	38,531	—	—	1,397,453

(1)	The amounts reflect estimated payments of the lump-sum cash severance that would be provided to the named executive officer under the terms of the CIC Plan and/or respective employment agreement if the named executive officer were to experience a covered termination for the purposes of the CIC Plan on or within two years following the closing date of the merger, calculated as: (i) for Mr. Torgerson, a lump sum severance payment equal to the sum of his annual base salary immediately prior to the date of his termination, or base salary, plus one times his target annual short-term incentive compensation calculated as if he had been employed on the last day of the year of his termination, or annual incentive compensation; (ii) for Mr. Nicholas, a lump sum severance payment equal to (A) two times the sum of his base salary plus his annual incentive compensation, minus (B) his target total remuneration (target total remuneration is one times base salary plus one times annual incentive compensation, plus the amount of the most recently approved target long-term incentive award); (iii) for Ms. Randell, a lump sum severance payment equal to the sum of her base salary plus one times her annual incentive compensation; and (iv) for each of Messrs. Prete and Marone, a lump sum cash severance payment equal to two times the sum of his base salary plus his annual incentive compensation. Receipt of the double-trigger payments is conditioned upon the named executive officer’s execution of a general release and compliance with covenants relating to non-competition, non-diversion of business and non-interference with employee relationships, in each case through the period ending on the one-year anniversary of their covered termination, and confidentiality.
(2)	The amounts reflect estimates of payments for the unvested portion of restricted share awards granted in 2011, 2012, 2013, 2014 and 2015 and performance share awards awarded in 2013, 2014 and 2015, for which vesting would accelerate upon a covered termination on or within two years following the merger. The amounts above do not include amounts in respect of equity awards that are currently vested or that will vest under their original terms prior to the estimated closing date of the merger. Please see the section entitled “The Merger Agreement—Treatment of UIL Stock Plans and UIL Equity-Based Awards” for a description of the treatment of outstanding equity awards in connection with the merger. With respect to performance shares, under the terms of the applicable award agreements, the level of performance deemed achieved will be determined based on actual performance for the period prior to the merger and based on target performance for the period following the merger.

The actual amounts that would be received by the named executive officers in connection with a covered termination would be determined based on the conversions described in the section entitled “The Merger Agreement—Treatment of UIL Stock Plans and UIL Equity-Based Awards” and may be higher or lower than the estimated amounts shown above. With respect to restricted share awards, the amounts above are based on a price per share of UIL common stock of $50.83, which is the average closing market price per share of UIL common stock as quoted on the NYSE over the first five business days following the first public announcement of the merger on February 25, 2015. With respect to performance share awards, the amounts above are based on a price per share of UIL common stock of $50.83 and estimated performance at target levels for the duration of the performance period.

Details of the payments that would be received on a covered termination in connection with outstanding unvested equity awards are shown in the following supplementary table:

Name	Restricted Shares ($)	Performance Shares ($)	Total ($)
Mr. Torgerson	305,590	4,613,625	4,919,215
Mr. Nicholas	—	1,486,379	1,486,379
Ms. Randell	—	966,253	966,253
Mr. Prete	—	670,332	670,332
Mr. Marone	—	493,722	493,722

(3)	The amount represents a lump sum pension supplement calculated as the difference between the pension benefit actually payable under UIL’s tax-qualified pension plan and the pension benefit that would have been payable had the participant been credited with two additional years of service. This amount will be payable only if the named executive officer were to experience a covered termination on or within two years following the closing date of the merger and is conditioned upon the named executive officer’s execution of a general release.
(4)	The amounts represent (i) benefits under UIL’s healthcare plans during the COBRA continuation period, (ii) a lump sum payment of one (Ms. Randell), one and one-half (Mr. Marone), two (Messrs. Nicholas and Prete) or three (Mr. Torgerson) times a benefit supplement of $5,500, in lieu of continued coverage under UIL’s life insurance, disability and other employee welfare and fringe benefit plans and (iii) one and one-half (Mr. Marone) or two (Messrs. Nicholas and Prete) additional credited years of service for the purposes of calculating benefits payable to the participant under UIL’s retiree medical benefit plans. Receipt of these benefits is conditioned upon the named executive officer experiencing a covered termination on or within two years following the closing date of the merger, and his or her execution of a general release. Details of the payments are shown in the following supplementary table:

Name	Benefits Continuation ($)	Benefit Supplement ($)	Retiree Medical ($)	Total ($)
Mr. Torgerson	23,047	16,500	—	39,547
Mr. Nicholas	23,047	11,000	56,509	90,556
Ms. Randell	11,516	5,500	—	17,016
Mr. Prete	23,407	11,000	167,283	201,690
Mr. Marone	30,281	8,250	—	38,531

(5)	For each of Messrs. Torgerson and Nicholas and Ms. Randell, if any payments to the executive would be subject to the excise tax on “excess parachute payments” under Section 280G of the Code, the executive will receive a full gross-up payment to be made whole for the effects of the tax. No gross-up payments are expected to be triggered for any named executive officer in connection with the merger.
(6)	These amounts reflect estimated payments conditioned on compliance with a covenant not to compete if the named executive officer were to have an involuntary separation from service without cause or for “Good Reason” (as defined in the respective employment agreement) within two years following the closing of the merger calculated as follows: (i) for Mr. Torgerson, payments equal to three times his base salary; (ii) for Mr. Nicholas, payments equal to one times his target total remuneration; and (iii) for Ms. Randell, payments equal to two times her base salary. In all three cases, amounts would be paid out over a 12 month period in equal fixed monthly installments (subject to delay to the extent required under Section 409A of the Code).

ADJOURNMENT OF THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES

UIL shareowners are being asked to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. If this proposal is approved, the special meeting could be successively adjourned to any date. In accordance with the UIL bylaws, a vote on adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement may be taken in the absence of a quorum. UIL does not intend to call a vote on adjournments of the special meeting to solicit additional proxies if the merger agreement is approved at the special meeting.

If the special meeting is adjourned to solicit additional proxies, UIL shareowners who have already submitted their proxies will be able to revoke them at any time prior to their use. Approval of granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement will require the affirmative vote of the owners of a majority of the outstanding shares of UIL common stock present in person or represented by proxy at the special meeting and entitled to vote at the special meeting, if no quorum is present. If a quorum is present, the approval of granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting would require that the votes favoring the action cast by the owners of the shares entitled to vote thereon exceed the votes opposing the action cast by such shareowners. Accordingly, if no quorum is present and your shares of UIL common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, this will have the effect of a vote “AGAINST” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. If a quorum is present and your shares of UIL common stock are not voted on this proposal, or if you have given a proxy and abstained on this proposal, your shares will not be counted in respect of, and will not have an effect on, the proposal. Whether or not a quorum is present, if you fail to submit a proxy or to attend the special meeting or if your shares of UIL common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of UIL common stock, as applicable, your shares of UIL common stock will not be voted, but this will not have an effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

The UIL board unanimously recommends that you vote “FOR” granting authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A. You should read the entire merger agreement carefully as it is the legal document that governs the merger.

The merger agreement provides that, upon satisfaction or waiver of the conditions to the merger, UIL will merge with and into merger sub. Merger sub will be the surviving corporation in the merger. As a result of the merger, UIL will cease to be a publicly traded company and cease its separate corporate existence.

Background of the Merger

In May 2010, UIL and Iberdrola USA entered into a purchase agreement pursuant to which UIL purchased The Southern Connecticut Gas Company, Connecticut Natural Gas Corporation and The Berkshire Gas Company, along with their respective holding companies, from Iberdrola USA. Since then, James P. Torgerson, President and Chief Executive Officer of UIL and Pedro Azagra Blázquez, Chief Development Officer of Iberdrola, S.A., have been in regular contact with one another and, from time to time, have had discussions concerning various strategic and market-related issues involving the companies.

As part of the ongoing evaluation of UIL’s business, members of UIL’s senior management and the UIL board periodically review and assess the operations and financial performance of UIL as well as broader industry trends, and evaluate potential opportunities for business combinations, acquisitions and other financial and strategic alternatives to enhance shareholder value. In addition, members of UIL’s senior management periodically meet with senior executives of other companies in the industry, investment bankers and investors to discuss industry trends and possible transactions to enhance shareholder value.

In furtherance of the board’s objective to engage in transactions to enhance shareowner value, on March 2, 2014, UIL entered into an asset purchase agreement with the City of Philadelphia, pursuant to which UIL agreed to acquire the operating assets of Philadelphia Gas Works, or the PGW transaction, subject to, among other things, the approval of the Philadelphia City Council. The PGW transaction agreement, which would have terminated automatically on December 31, 2014, was ultimately terminated by UIL on December 4, 2014 due to the Philadelphia City Council’s failure to consider an ordinance approving the sale.

As part of the periodic interactions between UIL and Iberdrola, S.A., on May 20, 2014, Mr. Torgerson met with Mr. Azagra Blázquez to discuss the electric and gas utility industry. At this meeting, Mr. Azagra Blázquez raised the concept of a strategic combination involving UIL and Iberdrola USA, but no specifics of any transaction were discussed. Mr. Azagra Blázquez indicated that Iberdrola, S.A. would be interested in analyzing such a transaction for Iberdrola USA whether or not the PGW transaction was completed and that, given Mr. Torgerson’s track record leading UIL, Mr. Torgerson could possibly be a candidate to lead any combined business between the companies. Mr. Torgerson expressed an interest but indicated that he was focused on completing the PGW transaction and did not wish to enter into any discussions, at that time, that could interfere with its completion. Mr. Torgerson reported his conversation with Mr. Azagra Blázquez to the UIL board during the executive session of its regularly scheduled board meeting on June 16, 2014.

On July 10, 2014, Mr. Torgerson had a further discussion with Mr. Azagra Blázquez concerning the pending PGW transaction and the possibility of a potential combination of UIL and Iberdrola USA. Given the continued pendency of the PGW transaction, Mr. Azagra Blázquez and Mr. Torgerson agreed to defer discussion of a potential transaction until after the time then contemplated for the completion or termination of the PGW transaction, and no specific terms of any potential transaction were discussed. Mr. Torgerson reported this conversation to the UIL board during the executive session of its regularly scheduled meeting on August 5, 2014 and noted that the conversation was at an exploratory stage.

Mr. Torgerson again met with Mr. Azagra Blázquez on October 13, 2014, during which meeting Mr. Torgerson and Mr. Azagra Blázquez discussed the still-pending PGW transaction and the potential for a future combination of UIL and Iberdrola USA, whether or not the PGW transaction was consummated, but Mr. Torgerson and Mr. Azagra Blázquez did not discuss specific terms of any potential transaction. Mr. Azagra Blázquez noted that Iberdrola, S.A. would be happy to combine its operations in the United States with a publicly traded company, and that such combined company would be listed on the New York Stock Exchange. Mr. Torgerson informed the UIL board at its regularly scheduled meeting on October 28, 2014 that while the conversations were still at a preliminary stage and specific terms of any potential transaction had not been discussed, Iberdrola, S.A. appeared to be seriously interested in analyzing a transaction in which it would combine UIL with Iberdrola USA, and the UIL board should begin to consider whether this was something it would wish to pursue following the completion or termination of the PGW transaction.

On November 10, 2014, Mr. Torgerson reported to the UIL board at its meeting that he had informed Richard Nicholas, Executive Vice President and Chief Financial Officer of UIL, and Linda Randell, Senior Vice President and General Counsel of UIL, of his preliminary discussions with Mr. Azagra Blázquez. Mr. Torgerson also reported that he had discussed his meetings with Mr. Azagra Blázquez with Sullivan & Cromwell, UIL’s outside legal advisor. The UIL board agreed that Mr. Torgerson should hold further discussions with Mr. Azagra Blázquez to clarify the structure and terms Iberdrola, S.A. might be willing to offer UIL in a potential transaction.

On November 11, 2014, Mr. Torgerson met with Mr. Azagra Blázquez. The parties discussed the status of the PGW transaction and Mr. Azagra Blázquez reiterated that Iberdrola, S.A. would be interested in discussing a potential strategic transaction between Iberdrola USA and UIL regardless of the outcome of the PGW transaction. Although no specific proposals were made during this meeting, the parties discussed such a potential strategic transaction.

Following the meeting on November 11, 2014, UIL, Iberdrola, S.A. and their respective legal advisors negotiated the terms of a non-disclosure agreement that provided for the sharing of confidential information in connection with the analysis of a potential strategic transaction between UIL and Iberdrola USA. This non-disclosure agreement included a “don’t ask, don’t waive” standstill provision that prohibited Iberdrola, S.A. from making a proposal for UIL except in connection with a mutually agreed, negotiated transaction and prohibited Iberdrola, S.A. from asking UIL for a waiver of such provision. This non-disclosure agreement was executed on November 20, 2014.

On December 2, 2014, representatives and advisors of UIL and Iberdrola, S.A., including representatives of Sullivan & Cromwell and Iberdrola, S.A.’s outside legal advisors, Latham & Watkins, met in New York City. In addition to Mr. Torgerson, Mr. Nicholas attended from UIL and Mr. Azagra Blázquez, Juan Romero Izquierdo and Manuel Toledano Lanza attended from Iberdrola, S.A. At this meeting, the parties discussed the possibility of a potential strategic transaction, including possible structures for a transaction that would include a combination of common stock of the combined company and cash that would include a premium for UIL shareowners, and that would result in the combined company being a publicly listed company. The parties agreed to further consider various structure alternatives in light of tax, regulatory and other considerations. However, neither party made a specific proposal as to the price or relative ownership of the combined company following the merger other than the concept of a cash premium for UIL’s shareowners.

On December 4, 2014, UIL terminated the PGW transaction in accordance with its terms because the Philadelphia City Council had refused to hold a vote on the transaction.

Mr. Torgerson reported on the December 2, 2014 meeting to the UIL board during its regularly scheduled meeting on December 9, 2014, which was also attended by members of UIL’s senior management and a representative of Sullivan & Cromwell. Mr. Torgerson reported that Iberdrola, S.A. was interested in a potential transaction in which Iberdrola USA would be combined with UIL, and he noted that Iberdrola, S.A. had expressed an interest in causing the new combined company to be a publicly listed company that could possibly be led by Mr. Torgerson. He discussed the engagement of financial and legal advisors with the UIL board, and explained the factors for consideration in selecting a financial advisor for this strategic opportunity given the need to evaluate the expected share trading price of the combined public company. He also discussed with the UIL board a recent conversation he had with an infrastructure fund that expressed a general interest in a potential strategic transaction if UIL were interested in engaging in such a transaction, but noted that the conversation was exploratory in nature and that the infrastructure fund did not propose any specific terms. In addition, he discussed with the UIL board a recent conversation he had with a utility company that expressed a more general interest in UIL’s long-term strategic plans, but the utility company did not suggest any potential strategic transaction involving UIL. The UIL board held an executive session without Mr. Torgerson, during which the UIL board discussed the potential transaction with Iberdrola, S.A., a practice that continued at every meeting of the UIL board prior to the signing of the merger agreement. During this discussion, the UIL board discussed how to structure a process to evaluate a potential transaction with Iberdrola, S.A. or any other potential strategic counterparty.

On December 11, 2014, UIL contacted Morgan Stanley about its interest in advising UIL in connection with a potential strategic transaction involving Iberdrola USA. UIL contacted Morgan Stanley based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in UIL’s industry, its capital markets expertise and its knowledge of UIL’s business and affairs.

On December 15, 2014, Mr. Torgerson, Mr. Nicholas, Ms. Randell and representatives of Sullivan & Cromwell and Morgan Stanley met with Mr. Azagra Blázquez, Mr. Toledano Lanza and representatives of Latham & Watkins and Lazard Freres & Co., or Lazard, in New Haven, Connecticut. Although Iberdrola, S.A. initially intended to use Lazard as its financial advisor on any potential transaction between Iberdrola USA and UIL, Iberdrola, S.A. and UIL considered jointly engaging Lazard to provide transaction structuring advice to both parties, with the parties to potentially engage separate financial advisors at a later date. However, shortly thereafter Iberdrola, S.A. and UIL agreed that Lazard would act as financial advisor solely to Iberdrola, S.A. from the outset. During this meeting, Iberdrola, S.A. reiterated its interest in a potential transaction that would include consideration for UIL shareowners consisting of a combination of common stock of the combined company and cash, including a premium, and result in a publicly listed company, but did not propose any specific terms. The parties discussed mutual due diligence workstream items that would need to be completed in order for Iberdrola, S.A. to clarify the transaction terms it would propose to UIL and in order for UIL to be able to respond to such proposal in early 2015.

On December 29, 2014, UIL entered into an engagement letter with Morgan Stanley for Morgan Stanley to assist UIL as its financial advisor in connection with, among other things, UIL’s review and consideration of opportunities available to UIL, including a possible sale of UIL, or a merger or similar transaction in which a third party acquires, directly or indirectly, a majority of the capital stock of UIL. UIL selected Morgan Stanley to act as its financial advisor based on the same reasons it contacted Morgan Stanley on December 11, 2014.

During December 2014, UIL, Iberdrola, S.A. and Iberdrola USA commenced mutual due diligence in connection with a potential transaction. During this time, UIL, Iberdrola, S.A. and Iberdrola USA worked with their respective legal and financial advisors on evaluating various structures for a potential transaction for a combination of UIL and Iberdrola USA that would include a mix of cash and stock consideration. During these discussions, representatives of Iberdrola, S.A. indicated that Iberdrola, S.A.’s preference was a stock and cash transaction, and that they could not offer an all-stock consideration given various tax structuring requirements of Iberdrola, S.A. Given the range of potential values for UIL, representatives of Iberdrola, S.A. conveyed to representatives of UIL that any combination would need to include both stock and cash consideration for tax reasons. The parties continued to negotiate the mix of stock and cash consideration before the merger agreement was signed, as discussed in more detail below.

On January 9, 2015, Mr. Torgerson, Mr. Nicholas, Ms. Randell and UIL’s advisors met with Mr. Azagra Blázquez and Iberdrola, S.A.’s advisors to discuss the basic framework for the potential transaction, including potential structures and the consideration for a transaction, as well as plans for next steps. During this meeting, Iberdrola, S.A. and Lazard discussed a consideration mix of stock and cash in a potential transaction. Iberdrola, S.A. proposed that UIL’s shareowners would receive one share of common stock of the combined company for each share of UIL common stock along with a cash premium equal to approximately 20% of UIL’s stock price, with Iberdrola USA becoming a publicly listed company in connection with the completion of the potential transaction and UIL’s shareowners owning approximately 18-22% of the combined company following the completion of the transaction. Iberdrola, S.A.’s advisors noted that, for the tax reasons discussed above, it was important to Iberdrola, S.A. that it own at least 80% of the combined company following the completion of the transaction. Latham & Watkins summarized the general terms Iberdrola USA would desire in a merger agreement, including non-solicitation restrictions and a termination fee that would be payable by UIL in certain circumstances. Latham & Watkins also noted that Iberdrola USA would want to limit the level of regulatory commitments imposed by regulators in connection with obtaining approval of the merger to which Iberdrola USA would be obligated to agree.

Following this meeting, a series of calls were set up between UIL, Iberdrola, S.A. and Iberdrola USA to allow UIL, Iberdrola, S.A. and Iberdrola USA to further proceed with reciprocal due diligence, and additional documents were exchanged as part of the due diligence process. The due diligence calls and exchange of documents continued until the signing of the merger agreement.

On January 15, 2015, Latham & Watkins sent UIL’s legal advisors an initial draft of the merger agreement. Among other things, this draft included restrictions on the ability of the UIL board to change its recommendation with respect to the merger, including a restriction that would only permit the UIL board to change its recommendation to accept a superior proposal from an alternative acquiror and a termination right for and termination fee payable to Iberdrola USA if, among other reasons, UIL materially breached the non-solicitation restrictions. As Latham & Watkins had noted at the January 9, 2015 meeting, the draft agreement included a proposal with respect to the limit on regulatory commitments required to be made in connection with a potential transaction. The threshold proposed was a level of commitments that would have a material adverse effect on a business that is the size of UIL; if commitments were imposed in excess of this threshold, one of Iberdrola USA’s conditions to closing would not be satisfied and Iberdrola USA would not be required to complete the merger. The draft also included reimbursement of expenses by UIL if the UIL shareowner vote were not obtained or UIL were to materially breach the merger agreement.

On January 19, 2015, the UIL board held a meeting, which was attended by UIL’s legal and financial advisors and several members of UIL’s senior management. During this meeting, Mr. Torgerson provided an update on the status of the potential transaction with Iberdrola USA and noted that both the due diligence investigation and the structuring discussions were ongoing. Mr. Torgerson and other members of UIL’s senior management also provided details on the steps that had been taken since the last meeting of the UIL board, including the January 9, 2015 meeting and subsequent due diligence calls. In addition, Mr. Torgerson and the UIL board discussed the current trend toward consolidation in the regulated utilities industry, and UIL’s senior management and UIL’s legal advisors responded to questions from the UIL board on various topics related to potential acquisition opportunities for UIL as well as on topics related to Iberdrola USA and the potential transaction. Morgan Stanley expressed the view that initiating a broader process increased the risk of a leak that could damage the ability to achieve this transaction.

Representatives of Sullivan & Cromwell reviewed with the UIL board the directors’ fiduciary duties in evaluating a possible business combination. The UIL board then received a presentation and advice from Morgan Stanley. Morgan Stanley discussed strategic considerations for UIL, strategic considerations that Iberdrola USA could have in pursuing the potential transaction, the pro forma company that would result from the potential transaction, the structure for the potential transaction and the capital markets implications associated with the potential transaction structure, including the post-signing and post-closing trading price, and the trading implications of being a controlled company. Morgan Stanley also reviewed financial considerations associated with a potential transaction and reviewed its preliminary financial analyses concerning UIL, Iberdrola USA and a potential transaction between UIL and Iberdrola USA, as well as other considerations including the shift in business mix, regulatory approvals and the potential for other bidders. Morgan Stanley also advised the UIL board about the scope and nature of its prior and current engagements and relationships with Iberdrola, S.A.

During the executive session for this meeting, the UIL board discussed various actual and potential conflicts of management and advisors, including Morgan Stanley’s relationship with Iberdrola, S.A. on other matters. The UIL board concluded with respect to Morgan Stanley that Morgan Stanley’s capital markets and M&A expertise was very strong and that it would render independent and appropriate advice. The UIL board also discussed senior management’s conflicts and the UIL board’s preference, given the stock component of the potential transaction consideration, that Mr. Torgerson lead the combined company following the merger. The UIL board and Mr. Torgerson agreed that he would not discuss with Iberdrola, S.A. or its advisors any compensation aspects of a position with the combined company without further discussion with the UIL board. Mr. Torgerson’s post-merger compensation has not yet been decided.

From January 24, 2015 through January 26, 2015, Mr. Torgerson met with members of Iberdrola, S.A.’s senior management team in Madrid, Spain, during which meetings he and other attendees discussed the U.S. gas and electric utility industries and the potential management structure for the combined company. The structure and valuation of the potential transaction were not discussed during these meetings.

The UIL board next met on January 30, 2015 with members of UIL’s senior management and UIL’s legal and financial advisors, during which meeting Mr. Torgerson reported on the meetings in Madrid and updated the UIL board on the status of the due diligence activities related to the potential transaction. Morgan Stanley updated the UIL board on its activities since the last board meeting, including ongoing work relating to financial forecasts and analyses of UIL, Iberdrola USA and the post-transaction company, transaction structuring analyses and due diligence. Morgan Stanley also discussed with the UIL board possible alternatives to a potential transaction with Iberdrola USA, including an acquisition by infrastructure funds or other strategic acquirors. The UIL board discussed the possibility of contacting other parties, either now or later in the process, weighing the possibility of a leak and other risks of reaching out to third parties, including the possibility that employee knowledge of a potential strategic transaction could have an adverse impact on UIL’s ability to hire and retain qualified employees or that a leak would adversely affect Iberdrola USA’s willingness to pursue a transaction or the price which they would be willing to offer, against the benefit of improved knowledge about whether another party would pay more for UIL. After discussion, and in light of the absence of an indication that any party could or would be inclined to pay more for UIL than what was contemplated by a transaction with Iberdrola USA, the UIL board decided not to approach other potential counterparties at that time. Sullivan & Cromwell provided the UIL board with an update on the status of the merger agreement negotiations. During the executive session, the UIL board discussed transaction timing and whether Iberdrola USA might be willing to offer an all-cash transaction and whether cash might be preferable to a combination of cash and stock. The UIL board directed Mr. Torgerson and Morgan Stanley to determine what price, if any, Iberdrola USA would be willing to offer in an all-cash transaction.

Sullivan & Cromwell sent a revised draft of the merger agreement to Latham & Watkins on January 31, 2015. In this draft, revisions were made to reflect UIL’s positions on several key issues. The regulatory commitments threshold for Iberdrola USA was increased to the level of commitments that would cause a material adverse effect on a business that was half the size of the combined business of Iberdrola USA and UIL. The restrictions on the ability of the UIL board to change its recommendation were revised to expand the UIL board’s ability to change its recommendation with respect to the merger even if UIL had not received a superior proposal, subject to customary limitations. Material breaches of the non-solicitation covenant would not give Iberdrola USA a right to terminate the merger agreement or trigger the payment of a termination fee by UIL. Termination by UIL due to a material breach of the merger agreement by Iberdrola USA would make Iberdrola USA responsible for reimbursement of UIL’s expenses. In addition, the draft proposed a two-tiered termination fee where a termination to accept a superior proposal made within the first 45 days after signing would result in a lower termination fee than the termination fee that would be otherwise payable.

Over the next two weeks, the advisors and management of UIL, Iberdrola, S.A. and Iberdrola USA continued their respective work on structuring considerations, financial analyses, due diligence and regulatory considerations.

On February 11, 2015, the UIL board held a meeting attended by Mr. Azagra Blázquez and representatives of Iberdrola, S.A.’s and Iberdrola USA’s legal and financial advisors, in addition to members of UIL’s senior management and representatives of UIL’s legal and financial advisors. Mr. Azagra Blázquez presented an overview of Iberdrola, S.A.’s and Iberdrola USA’s respective business and management. After Mr. Azagra Blázquez concluded his presentation, he and his advisors left the meeting and following their departure, Morgan Stanley presented an update on the potential transaction, including an update on its financial analyses of the potential transaction. Morgan Stanley informed the UIL board that Morgan Stanley had raised the prospect of an all-cash transaction to Iberdrola, S.A., but Iberdrola, S.A. had responded that Iberdrola USA’s preference was a stock and cash transaction, rather than an all-cash transaction. The UIL board then discussed the potential transaction, including, among other things, the mix of cash and stock consideration and the tax treatment of each portion, the expected dividend policy of Iberdrola USA, UIL’s strategic prospects, interest rate fluctuations and their effects on the stock trading price of companies in the utility sector, potential alternatives to the transaction and regulatory considerations related to the transaction.

Also on February 11, 2015, Latham & Watkins sent a revised draft of the merger agreement to Sullivan & Cromwell. During the meeting of the UIL board on the same day, Sullivan & Cromwell provided an overview of the revised draft of the merger agreement and noted that provisions related to the circumstances under which the UIL board could change its recommendation with respect to the merger, the circumstances in which a termination fee or expense reimbursement would be required, and the allocation of risk with respect to regulatory approvals had been and were expected to continue to be key areas of focus in the ongoing negotiation of the merger agreement.

On February 12, 2015, Mr. Torgerson and two members of the UIL board, John Lahey, the Non-Executive Chair of the UIL board, and Arnold Chase, met with José Ignacio Sanchez Galán, Chairman of the Iberdrola USA board and the Chairman of Iberdrola, S.A., and Mr. Azagra Blázquez in Augusta, Maine, during which meeting the parties discussed the future prospects of a combined company and Iberdrola, S.A.’s plans with respect to the future management of Iberdrola USA. Messrs. Lahey and Chase noted that the UIL board believed it would be important for Mr. Torgerson to serve as the chief executive officer of Iberdrola USA after the completion of the merger based on Mr. Torgerson’s strong performance leading UIL. The parties also discussed Iberdrola, S.A.’s long-term strategy, its renewables business in the United States and its operations generally in Europe and the United States.

On February 13, 2015, Mr. Azagra Blázquez and representatives of Latham & Watkins met with representatives of Sullivan & Cromwell at the New York offices of Latham & Watkins. During this meeting, Sullivan & Cromwell explained the key considerations for UIL in the merger agreement and a term sheet for a shareholder agreement that would be entered into between Iberdrola USA and Iberdrola, S.A. after the signing of the merger agreement but prior to the completion of the merger. In particular, the parties discussed the need for the term sheet for the shareholder agreement to offer protections for minority shareholders, the need for the UIL board to preserve its flexibility to change its recommendation and terminate the merger agreement without triggering a termination fee and Iberdrola USA’s termination right due to a material breach of the non-solicitation restrictions by UIL. Latham & Watkins indicated that Iberdrola, S.A. was not willing to accept a two-tiered termination fee but expressed Iberdrola, S.A.’s willingness to agree to a reasonably sized termination fee and a reasonable cap for expense reimbursement.

On February 16, 2015, the UIL board met telephonically with UIL’s senior management and legal and financial advisors to further discuss the status of the potential transaction. During this meeting, Mr. Torgerson briefed the UIL board on the ongoing discussions with Iberdrola, S.A. with respect to the potential transaction. Morgan Stanley discussed the cash and stock mix currently proposed by Iberdrola, S.A. as consideration in the potential transaction and financial analyses with respect to the value of the stock portion of the consideration. Mr. Torgerson and Morgan Stanley discussed the recent trends in stock prices for utilities with the UIL board, which had traded down significantly over the last week, primarily as a result of market expectations of an increase in the interest rate by the Federal Reserve. Mr. Torgerson discussed the share price expectations for UIL based on management’s standalone five-year strategic plan and assuming different price/earnings multiples to arrive at projected trading prices. The UIL board discussed the pro forma valuation of Iberdrola USA with Morgan Stanley. Mr. Lahey, Mr. Chase and Mr. Torgerson then gave an overview of their meeting on February 12, 2015 with Iberdrola, S.A. discussed above. The UIL board discussed the consideration of the potential transaction and provided UIL’s management and UIL’s advisors with directional and strategic guidance for subsequent negotiations.

Sullivan & Cromwell sent a revised draft of the merger agreement to Latham & Watkins on February 16, 2015, and subsequent drafts of the merger agreement were exchanged between the parties on February 16, 2015 and February 17, 2015 reflecting changes to a number of key terms. The ability of the UIL board to change its recommendation with respect to the merger was expanded to permit a change where failure to do so could reasonably be expected to result in a breach of the fiduciary duties of the UIL board. Iberdrola USA was permitted to require the UIL board to publicly reaffirm its recommendation to approve the merger each time an acquisition proposal or material amendment to an acquisition proposal is received by UIL, and failure by the UIL board to make such public affirmation would permit Iberdrola USA to terminate the merger agreement. The parties exchanged their views on the regulatory commitment threshold, and the parties did not make proposals with respect to the amount of the termination fee or the cap for expenses reimbursement.

On February 17, 2015, Latham & Watkins sent an initial draft of the term sheet for the shareholder agreement to Sullivan & Cromwell. This initial draft provided for, among other things, the appointment of three directors who are current UIL directors (including Mr. Torgerson) to the combined company board, certain approval rights granted to a committee composed of directors unaffiliated with Iberdrola, S.A. for a “going private” transaction, a provision that Iberdrola, S.A. and other shareholders of the combined company must receive the same per share consideration in a merger of the combined company with a third party, limitations on affiliate transactions between Iberdrola, S.A. and its affiliates, on the one hand, and the combined company and its subsidiaries, on the other hand, and a waiver for the benefit of Iberdrola, S.A. of corporate opportunities in the certificate of incorporation of Iberdrola USA.

Also on February 17, 2015, Lazard and Morgan Stanley met to discuss the merger consideration. During this meeting, Lazard presented its financial analyses of the assets UIL and Iberdrola USA would each contribute in the transaction, which the parties then discussed. Neither Lazard nor Morgan Stanley made any specific proposal with respect to the percentage ownership.

The parties continued to discuss transaction valuation on February 18, 2015, and on February 19, 2015, Mr. Torgerson and members of senior management of UIL, Mr. Azagra Blázquez, and representatives of Morgan Stanley and Sullivan & Cromwell met in the New York offices of Sullivan & Cromwell. During this meeting, Iberdrola, S.A. proposed that UIL’s shareowners would own 17% or less of the combined company and would receive a cash payment equal to 20% of the UIL stock price. No methodology for determining the reference price for UIL common stock was proposed.

During the six days after February 19, 2015, Iberdrola USA, UIL and the financial advisors had numerous further negotiations with respect to the percentage ownership and cash premium. In light of recent stock price declines in the utility sector that had also affected UIL, UIL sought to protect UIL shareowners from reductions to the cash premium that would be payable to UIL shareowners through the use of various volume-weighted average price and true-up mechanics.

On February 20, 2015, the UIL board met in person with members of UIL’s senior management and representatives of UIL’s legal and financial advisors to further consider the potential transaction with Iberdrola USA. Representatives of UIL’s Connecticut counsel, Wiggin and Dana LLP, reviewed the fiduciary duties of the

UIL board under Connecticut law in considering the potential transaction. The UIL board received updates from members of UIL’s management on the status of UIL’s due diligence investigation related to the potential transaction. Representatives of Morgan Stanley reviewed its updated financial analyses, including with respect to UIL’s standalone performance and projections, and answered questions from the UIL board with respect to UIL’s stock price, growth prospects for Iberdrola USA and general industry trends. Representatives from Morgan Stanley discussed in detail their thinking on the likely trading value of Iberdrola USA common stock and the factors that could affect it positively and negatively, their belief that the terms of the shareholder agreement were sufficient to avoid any negative trading consequences and the appropriateness of using NextEra Energy, Inc. as a trading comparable to Iberdrola USA given the similarities in its business with that of the combined company resulting from the merger. The UIL board discussed with Morgan Stanley and Mr. Torgerson the possibility of an infrastructure fund or a strategic buyer making a proposal for UIL, and in response to questions from the UIL board, Morgan Stanley advised that it believed it was quite unlikely that an infrastructure fund or a strategic buyer would offer a price resulting in greater value than the value currently offered by Iberdrola USA. A representative from Morgan Stanley also updated the UIL board on the meeting with Lazard and the latest price proposal made by Iberdrola USA, including the approximately 17% ownership of the combined company by UIL shareowners following the merger, which Morgan Stanley indicated it believed Iberdrola USA was prepared to increase to 18%, and a cash premium of approximately 20% over the UIL stock price, with still no agreement on against what the 20% would be measured. The information provided did not suggest that any fund or strategic buyer was likely to be able and willing to pay more than Iberdrola USA and that the merger agreement would permit the UIL board to consider a higher unsolicited offer if one emerged, and the UIL board determined it would continue to pursue the strategic transaction with Iberdrola USA without simultaneously pursuing other potential transactions with an infrastructure fund or another strategic buyer to first determine whether a sufficiently attractive strategic transaction with Iberdrola USA could be agreed. The UIL board and Morgan Stanley then discussed various stock-cash mixes at length, along with the considerations in valuing each portion. Representatives of Sullivan & Cromwell then summarized the current status of negotiations on the key aspects of the merger agreement.

Following this meeting, on February 20, 2015, at the direction of the UIL board, Morgan Stanley proposed to Iberdrola USA that UIL shareowners receive 19% of the stock of the combined company and a cash payment of $10.00 per share of UIL common stock.

The drafts of the merger agreement exchanged between the parties from February 23, 2015 through February 25, 2015 reflected further negotiations between the parties. These drafts contained agreement on several key issues. With respect to regulatory approvals, Iberdrola USA agreed that instead of measuring the regulatory commitment limit for Iberdrola USA against a business that was the size of UIL, it would be measured against a business that was one-and-a-half times the size of UIL. With respect to termination rights, Iberdrola USA agreed that it would not have a stand-alone right to terminate the merger agreement due to UIL’s material breach of the non-solicitation covenant. With respect to the termination fee and cap for expense reimbursement, UIL proposed a termination fee of $50 million with a cap for expenses reimbursement of $15 million; following negotiation, the parties agreed on a termination fee at $75 million (or approximately 2.5% of UIL’s equity value) and a cap on expense reimbursement of $15 million (or approximately 0.5% of UIL’s equity value), with reciprocal expense reimbursement obligations for each party if the agreement were terminated by the other party due to a material breach by the non-terminating party.

The parties negotiated the term sheet for the shareholder agreement in parallel with the merger agreement and exchanged drafts between February 22, 2015 and February 25, 2015. The final term sheet includes, among other things, a commitment by Iberdrola, S.A. to vote in favor of the non-executive UIL directors for a period of time after the completion of the merger, limitations on Iberdrola, S.A.’s ability to dispose of shares of the combined company for a period of time after the completion of the merger, and independent director review and arm’s-length requirements in connection with affiliate transactions.

On February 23, 2015, Iberdrola, S.A. contacted Morgan Stanley and proposed an ownership percentage for UIL’s shareowners of 18.5% of the combined company with a cash payment of $10.00 per share.

On February 24, 2015, the UIL board met in person, first in executive session and then with members of UIL’s senior management and representatives of UIL’s legal and financial advisors, to further consider the potential transaction with Iberdrola USA. The UIL board received advice and updated views from Morgan Stanley with respect to the financial aspects of the potential transaction. After extensive discussions between the UIL board and UIL’s advisors, the UIL board instructed Morgan Stanley to accept an ownership percentage of 18.5% in the combined company for UIL shareowners and to propose a higher cash consideration in its negotiations with Iberdrola.

On February 24, 2015, at the direction of the UIL board, Morgan Stanley accepted Iberdrola, S.A.’s proposal that UIL shareowners receive 18.5% of the common stock of the combined company, and proposed that UIL shareowners receive a cash payment of $10.75 per share.

On the morning of February 25, 2015, Iberdrola USA indicated to UIL and Morgan Stanley that it would not agree to the proposed $10.75 per share cash payment proposal by UIL. Iberdrola USA asked UIL and Morgan Stanley for a revised proposal. UIL, after consultation with Morgan Stanley, proposed a cash premium payable to UIL shareowners of $10.50 per share, which Iberdrola USA accepted.

In the afternoon of February 25, 2015, the UIL board met with members of UIL’s senior management and representatives of UIL’s legal and financial advisors to discuss the status of the potential transaction negotiations and the associated transaction agreements.

Representatives of Morgan Stanley provided the UIL board with its financial analyses of the potential transaction, and reviewed the financial terms of the merger agreement. Following the discussion, representatives of Morgan Stanley delivered to the UIL board an oral opinion, which was confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of shares of UIL common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of Morgan Stanley’s written opinion to the UIL board, dated February 25, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C to this proxy statement/prospectus

After reviewing substantially final versions of the transaction documents and receiving a presentation from Sullivan & Cromwell on such documents, the UIL board unanimously determined that the merger agreement and the transactions contemplated thereby were in the best interests of UIL, adopted the merger agreement and recommended that UIL shareowners approve the merger agreement and the transactions contemplated thereby.

Following the meeting of the UIL board, on the evening of February 25, 2015, UIL and Iberdrola USA executed the merger agreement and issued a joint press release announcing the execution of the merger agreement.

Ownership of the Combined Company

Iberdrola USA expects to issue approximately 57,628,297 shares of common stock of the combined company in exchange for the outstanding shares of UIL common stock and UIL equity-based awards. As described in the section entitled “The Merger Agreement—Certain Other Covenants” beginning on page 142 of this proxy statement/prospectus, Iberdrola USA is obligated under the merger agreement to issue, prior to the closing, additional shares of common stock of the combined company to Iberdrola, S.A., such that Iberdrola, S.A. will own an aggregate number of shares of common stock of the combined company equal to 81.5% of all issued and outstanding shares of common stock of the combined company immediately following the completion of the merger. Holders of shares of UIL common stock as of immediately prior to the completion of the merger will hold in the aggregate 18.5% of the issued and outstanding shares of the common stock of the combined company immediately following the completion of the merger.

Iberdrola USA’s Reasons for the Merger

Iberdrola USA is focused on regulated activities in the United States such as gas and electric utilities and renewable electricity generation. The merger with UIL supports Iberdrola USA’s strategic framework, which focuses on growth, operational excellence and prudent capital allocation. The generation of synergy savings is not the driving force of the merger. Rather, the merger will create a stronger and larger platform for future growth for both companies. Accordingly, there have been no calculations undertaken regarding potential synergistic savings. In approving the merger and the other transactions contemplated by the merger agreement, the Iberdrola USA board considered a variety of factors related to these strategic priorities, including the following:

•	the addition of UIL’s portfolio of regulated utilities in Connecticut and Massachusetts is expected to allow Iberdrola USA to enhance its position as a leading utility holding company in the U.S., expanding its regulated gas and electric utilities footprint from New York and Maine to Connecticut and Massachusetts;

•	the Iberdrola USA and UIL combination will create a geographically complementary energy delivery platform with a strong customer base and is expected to create opportunities to develop new projects and operations;

•	the transaction is expected to increase Iberdrola USA’s regulated footprint, adding low risk and predictable cash flows to its current mix of investments;

•	Iberdrola USA will continue to maintain its financial strength after the closing of the transaction;

•	in connection with the transaction, Iberdrola USA will become a publicly traded company in the U.S., which is expected to provide the company greater access to capital markets and allow Iberdrola USA to continue analyzing new potential opportunities;

•	the UIL shareowners will receive common stock of the combined company plus a limited cash component ($10.50 per share of UIL common stock), which is expected to allow Iberdrola USA to maintain a strong financial position;

•	the historically low interest rate environment and robust capital markets have led to strong investor demand for diversified and stable companies like the one expected to result from this combination;

•	the combination of the companies’ management teams, both with successful and proven operational track records, provides confidence and certainty with respect to the management of the combined entity;

•	the transaction is expected to offer greater flexibility to grow the business through project development and to compete more effectively in a consolidating industry;

•	Iberdrola USA would be entitled to a break-up fee under certain circumstances if the transaction is not consummated;

•	the expected dividend, together with the pipeline for new projects and potential growth opportunities, make the combined company attractive to Iberdrola, S.A., Iberdrola USA’s current sole shareholder, and public investors;

•	the combination is expected to create an excellent platform to develop gas distribution projects in Connecticut and the northeast U.S.; and

•	the transaction will strengthen the position of Iberdrola, S.A. in the United States, a country that has a solid credit rating (AAA Fitch Ratings, or Fitch, Aaa Moody’s Investors Service, or Moody’s, and AA+ according to Standard & Poor’s Rating Group, a division of McGraw-Hill Companies, Inc., or Standard & Poor’s) and enhance its exposure to the U.S. Dollar currency.

The Iberdrola USA board acknowledged that the merger requires regulatory approvals from certain state and U.S. federal agencies, including PURA, DPU and FERC. PURA requires a showing that the new upstream owner is financially, technologically and managerially suitable to ensure that the UIL utilities in Connecticut will provide safe, adequate and reliable service to the public and that the transaction is in the public interest. The DPU requires a showing that the benefits of the proposed transaction outweigh the costs and that the transaction is in the public interest. Iberdrola USA’s management believes the merger meets these standards and Iberdrola USA and UIL and their respective appropriate regulated affiliates have submitted filings for approval to all three agencies. On July 7, 2015, Iberdrola USA and UIL withdrew their application to PURA and informed PURA that they would be re-filing an application before the end of July 2015. Iberdrola USA and UIL filed a new application with PURA on July 31, 2015. On June 2, 2015, FERC issued its authorization of the merger. As of the date of this proxy statement/prospectus, the DPU has not completed its consideration of the merger or issued its final decision. For more information about the status of these applications and the commitments relating to the satisfaction of certain benefit standards and the public interest, see the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 106 of this proxy statement/prospectus.

In connection with its deliberations of the merger, the Iberdrola USA board also considered potential risks and negative factors concerning the merger and the other transactions contemplated by the merger agreement, including the following:

•	the risk that the transaction might not be completed in a timely manner or at all;

•	the risk that the regulatory approval process could result in undesirable conditions, and/or result in increased pre-tax transaction costs;

•	potential challenges associated with coordinating Iberdrola USA’s and UIL’s operations;

•	the risk that any inability to maintain the current management team of UIL could affect the combined company, as Iberdrola USA recognizes the value of UIL’s management and expertise and the value that UIL’s local management brings to UIL’s utilities;

•	potential negative regulatory outcomes in Connecticut and Massachusetts following the proposed transaction;

•	potential increases in interest rates could lead to the combined company’s growth opportunities being delayed or not pursued.

The foregoing discussion of factors considered by the Iberdrola USA board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Iberdrola USA board did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of the Iberdrola USA board may have given differing weights to different factors. The Iberdrola USA board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Iberdrola USA’s management and outside legal and financial advisors regarding certain of the matters described above.

UIL’s Reasons for the Merger

In recent years the UIL board has regularly received and discussed advice and opinions from management, consultants and financial advisors regarding trends in the utility industry as part of its consideration of ways in which to enhance UIL’s earnings and value. As part of this effort, the UIL board has focused on operational improvements as well as possible strategic initiatives. These efforts contributed to the UIL board’s 2010 decision to acquire the Connecticut and Massachusetts natural gas distribution businesses of Iberdrola USA and its 2014 decision to enter into an agreement to acquire the PGW business, which agreement was terminated in December, 2014. These transactions represented an effort to diversify UIL’s business mix, increase UIL’s exposure to gas distribution and increase UIL’s size to take advantage of economies of scale in its operation and purchasing capabilities. The UIL board believed such actions were advisable given overall electric industry trends, the development of shale gas resources in the United States, and the desirability of leveraging management capabilities and costs over a larger business.

The UIL board believes that while UIL owns an attractive mix of electric and gas distribution businesses, and could continue to be a profitable company on a standalone basis, UIL’s size limits its ability to grow through acquisition or through significant investment in regional electric transmission or gas pipeline projects. Given overall trends towards greater size in the electric and gas distribution businesses, the UIL board believed that it likely would be advisable at some point to consider a sale of UIL. The failure to complete the acquisition of PGW, a transaction that might have given UIL the scale and greater regional presence needed to pursue additional meaningful acquisitions, together with Iberdrola, S.A.’s expression of interest in a combination of Iberdrola USA with UIL, brought forward the consideration of a possible sale transaction.

The UIL board concluded, based on consideration over the course of numerous meetings at which a possible transaction with Iberdrola, S.A. and other alternatives were discussed, that the merger was in the best interests of UIL, that the merger consideration likely represented the highest value that could be obtained for UIL shareowners in a sale transaction and that the combination of a stock-for-stock merger at a per share value roughly equivalent to UIL’s then current trading price plus a $10.50 per share cash premium represented a good balance between taking advantage of the current trading environment for utility stocks, which are trading at historically high multiples due in part to the low interest rate environment, via the cash premium and sharing in what the UIL board believes is an opportunity to participate as equity owners in a U.S. energy company with an attractive, diversified portfolio of businesses with significantly better than average growth prospects and the scale and access to resources to permit further improvements in the business and further growth.

After careful consideration, at a meeting held on February 25, 2015, the UIL board unanimously (i) adopted the merger agreement, (ii) approved and determined that it is in the best interests of UIL to consummate the merger and the other transactions contemplated by the merger agreement and to execute and deliver the merger agreement and perform UIL’s obligations thereunder and (iii) resolved to submit the merger agreement for consideration and approval by UIL shareowners and recommend the approval of the merger agreement by UIL shareowners.

In addition to the factors mentioned above, the material factors considered by the UIL board in making these determinations included the following:

•	The UIL board’s understanding of the business, operations, financial condition, earnings, regulatory position, strategy and prospects of each of UIL and Iberdrola USA, as well as UIL’s and Iberdrola USA’s historical and projected financial performance.

•	The merger consideration represented a premium to UIL’s recent and historic share trading price (approximately 21% to 30%, depending on assumptions regarding the expected trading value of the combined company common stock after the merger, based on the February 25, 2015 closing share price of UIL common stock, and approximately a 15% to 24% premium to the average of the closing share prices of UIL’s common stock over the 30 calendar days prior to entering into the merger agreement).

•	The merger consideration indicated an implied valuation multiple for UIL of 21.1x to 22.7x UIL’s projected 2015 earnings per share as determined based on the Institutional Brokers’ Estimate System (depending on assumptions regarding the expected trading multiple of Iberdrola USA).

•	The relative contribution of UIL and Iberdrola USA to the earnings, EBITDA and discounted cash flow equity valuation of the pro forma combined company indicated that while UIL would contribute more than 18.5% of the combined company’s projected net income in the 2016 through 2018 time period, Iberdrola USA would contribute more than 81.5% of the combined company’s discounted cash flow value during that time period.

•	The fact that Iberdrola USA will initially set its dividend at UIL’s current annual dividend of $1.728 per share after the closing, and currently expects to target a dividend based on a 65% to 75% payout ratio long-term, subject to consideration and approval by the combined company board, as announced in the February 25, 2015 press release.

•	The information concerning the improved credit position and financial capacity of Iberdrola USA as compared to UIL on a standalone basis, including the improved cash flow coverage over time for the expected dividend of Iberdrola USA going forward, as compared to UIL on a standalone basis.

•	The fact that as an 81.5% equity owner of the combined company, Iberdrola, S.A. should have strong incentives to ensure that the business is operated in a manner that optimizes the equity value of the combined company as well as Iberdrola, S.A.’s financial and reputational incentives, as a major, global energy holding company, to deal fairly with the minority equity owners of the combined company and the independent directors of the combined company.

•	Recent increases in interest rates and the expectation that interest rates were likely to further increase in the future, which may have the effect of lowering the trading multiples of utility stocks.

•	The UIL board’s belief that UIL would benefit from an increase in its size and scope in the long term in order to keep rates at a reasonable level for customers by spreading costs over a larger company.

•	The UIL board’s conclusion, based on Morgan Stanley’s advice, that other potential acquirors of UIL, including infrastructure funds and other strategic buyers, were not likely to offer a price resulting in a greater value than the value offered by Iberdrola, S.A.

•	The opinion of Morgan Stanley, dated February 25, 2015, that as of such date and based on, and subject to, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be received by the holders of shares of UIL common stock pursuant to the merger agreement was fair from a financial point of view to such holders, as described below in the section entitled “The Merger—Opinion of UIL’s Financial Advisor” beginning on page 97 and attached as Annex C to this proxy statement/prospectus.

•	The terms and conditions of the merger agreement that permit UIL, prior to the time that UIL shareowners approve the merger agreement and the transactions contemplated thereby, under certain circumstances, to discuss and negotiate an acquisition proposal should one be made and, if the UIL board determines in good faith, after consultation with its legal and financial advisors, that the unsolicited acquisition proposal constitutes a superior proposal within the meaning of the merger agreement, the UIL board is permitted, after giving Iberdrola USA an opportunity to match that proposal, to terminate the merger agreement in order to enter into a definitive agreement for such superior proposal, subject to payment of a termination fee of $75 million.

•	The other terms and conditions of the merger agreement, including, among other things, the representations, warranties, covenants and agreements of the parties, the conditions to completion of the merger, the ability of the UIL board to withdraw or change its recommendation in favor of the merger in connection with a superior proposal or certain material change related to UIL or Iberdrola USA, where the UIL board determines in good faith, after consultation with its legal advisors, that the failure to change its recommendation would be reasonably likely to be inconsistent with the UIL board’s fiduciary duties under applicable law, subject to payment of a termination fee of $75 million in the event Iberdrola terminates the merger agreement following such recommendation change.

•	The fact that Iberdrola USA has agreed to appoint the current chief executive officer of UIL as chief executive officer of the combined company and to appoint him and two other current UIL directors to the combined company board as of the closing.

•	The fact that Iberdrola USA has agreed to implement through its charter, by-laws and a shareholder agreement, certain limited protections for non-Iberdrola, S.A. shareholders, including requirements for independent director approval of certain transactions between the combined company and its subsidiaries and Iberdrola, S.A. and its other subsidiaries.

The UIL board also considered a variety of risks and potentially negative factors concerning the merger and the merger agreement, including the following:

•	The risk that the merger will be delayed or will not be completed, including the risk that required regulatory approvals may not be obtained or are obtained on terms and conditions that adversely affect the value of Iberdrola USA common stock, as well as the potential loss of value to UIL shareowners and the potential negative impact on the financial position, operations and prospects of UIL if the merger is delayed or is not completed for any reason.

•	The risk that new adverse information concerning the business of Iberdrola USA and its subsidiaries will be discovered in connection with the preparation of the disclosures and audited financial information necessary in connection with Iberdrola USA’s registration statement filed with the SEC in order for its common stock to become publicly traded on the NYSE.

•	The fact that the diversified nature of the Iberdrola USA businesses naturally gives rise to different business risks and potential for earnings volatility to a greater extent than the current businesses of UIL, which is almost entirely a regulated gas and electric distribution and transmission company.

•	The uncertainty inherent in the future trading price of the combined company common stock, which uncertainty is substantially amplified by the fact that Iberdrola USA is not presently publicly traded.

•	The uncertainty inherent in Iberdrola USA’s plan for future projects and the impact of these projects on the future trading price of the combined company common stock.

•	That after the completion of the merger, the combined company will initially be a controlled company under the rules of the NYSE and will be controlled by Iberdrola, S.A., including with respect to the management and board composition, business decisions and direction of the combined company, and Iberdrola, S.A.’s requirement that it retain significant flexibility to direct future U.S. business opportunities to subsidiaries other than the combined company or its subsidiaries, including, following the consummation of the merger, UIL.

•	That Iberdrola, S.A.’s ownership position in Iberdrola USA means that the public float for the common stock of the combined company will be limited relative to its market capitalization.

•	That UIL will be required to bear the costs associated with negotiating the merger agreement and attempting to close the merger even if the merger is not ultimately completed, as well as in connection with potential litigation that may arise in the future, and which subsequently did arise in relation to the merger agreement.

•	That substantial management time and effort will be required to effectuate the merger and the related disruption to UIL’s day-to-day operations during the pendency of the merger.

•	The risk, if the merger is not completed, that the pendency of the merger could adversely affect the relationship of UIL and its subsidiaries with their respective regulators, customers, employees, suppliers, agents and others with whom they have business dealings.

•	That the terms of the merger agreement place restrictions on the conduct of UIL’s business prior to completion of the merger, which may delay or prevent UIL from undertaking business opportunities that may arise prior to completion of the merger, and the resultant risk if the merger is not completed.

•	That the cash consideration will be a taxable transaction for U.S. federal income tax purposes for many UIL shareowners.

•	That UIL’s executive officers and directors may have interests in the merger that are different from, or in addition to, the interests of UIL shareowners.

The foregoing discussion of factors considered by the UIL board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the UIL board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and adopt the merger agreement.

In addition, individual members of the UIL board may have given differing weights to different factors. The UIL board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, UIL’s management, its inside and outside legal advisors, and its financial advisors regarding certain of the matters described above.

Recommendation of the UIL Board

After careful consideration of various factors described in the section entitled “The Merger—UIL’s Reasons for the Merger” beginning on page 90 of this proxy statement/prospectus, at a meeting held on February 25, 2015, the UIL board unanimously (i) adopted the merger agreement, (ii) approved and determined that it is in the best interests of UIL to consummate the merger and the other transactions contemplated by the merger agreement and to execute and deliver the merger agreement and perform UIL’s obligations thereunder and (iii) resolved to submit the merger agreement for consideration and approval by UIL shareowners and recommend the approval of the merger agreement by UIL shareowners.

Certain Unaudited Financial Forecasts Prepared by the Management of UIL

While UIL provides public earnings guidance each year for that fiscal year, UIL does not, as a matter of course, publicly disclose other financial forecasts as to future performance, earnings or other results. UIL is especially cautious of making financial forecasts for periods longer than one fiscal year due to unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving UIL, UIL provided Morgan Stanley, Iberdrola USA, and the UIL board with certain non-public financial forecasts regarding UIL, or the UIL forecasts, that were prepared by UIL’s management and not for public disclosure, and UIL provided Morgan Stanley and the UIL board with certain non-public financial forecasts regarding Iberdrola USA, or the Iberdrola USA projections considered by UIL, that were prepared by UIL’s management based on non-public financial forecasts provided to UIL by Iberdrola USA’s management and not for public disclosure.

A summary of the UIL forecasts and the Iberdrola USA projections considered by UIL is not being included in this document to influence your decision whether to vote for or against the proposal to approve the merger agreement, but is being included because these financial forecasts were made available to Morgan Stanley and the UIL board and, in the case of the UIL forecasts, to Iberdrola USA. The inclusion of this information should not be regarded as an indication that the UIL board, its advisors or any other person considered, or now considers, such financial forecasts to be material or to be a reliable prediction of actual future results, and these financial forecasts should not be relied upon as such. UIL management’s internal financial forecasts, upon which the UIL forecasts are based, and Iberdrola USA management’s internal financial forecasts, upon which the Iberdrola USA projections considered by UIL are based, are subjective in many respects. There can be no assurance that these financial forecasts will be realized or that actual results will not be significantly higher or lower than forecasted. The financial forecasts cover multiple years and become subject to greater uncertainty with each successive year. As a result, the inclusion of the financial forecasts in this proxy statement should not be relied on as necessarily predictive of actual future events. The last year in the financial forecasts provided was 2019, which was consistent with the last year included in the long-range forecast provided to the UIL board.

In addition, the financial forecasts were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles, or GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial forecasts contained herein have been prepared by, and are the responsibility of, UIL’s management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying financial forecasts and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference herein relates to UIL’s historical financial information. It does not extend to the financial forecasts and should not be read to do so.

These financial forecasts were based on numerous variables and assumptions that were deemed by UIL’s management to be reasonable as of February 24, 2015, when the projections were finalized. These variables and assumptions are inherently uncertain and may be beyond UIL’s control. Important factors that may affect actual results and cause these financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to UIL’s business, regulatory decisions and the regulatory environment generally, general business and economic conditions and other factors described or referenced in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 68 of this proxy statement/prospectus, “Risk Factors” beginning on page 37 of this proxy statement/prospectus. In addition, financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for UIL’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared, including assumptions with respect to the future prices of natural gas, electricity and renewable energy. UIL’s and Iberdrola USA’s forecasts depend, in large part, upon sales volume, major weather disturbances and the ability to manage expenses, uncollectibles and capital expenditures; with respect to UIL only, customer growth for The Southern Connecticut Gas Company, Connecticut Natural Gas Corporation and The Berkshire Gas Company; and, with respect to Iberdrola USA only, prevailing market prices for power. UIL has not prepared revised forecasts to take into account other variables that may have changed since the preparation of the UIL forecasts, and Iberdrola USA has not provided to UIL, and UIL has not prepared, revised forecasts to take into account other variables that may have changed since the preparation of the Iberdrola USA projections considered by UIL. Neither the UIL forecasts nor the Iberdrola USA projections considered by UIL took into account the effects of any potential settlement entered into with intervenors in the joint application of lberdrola, S.A. et al. and UIL Holdings Corporation for Approval of a Change of Control before PURA, which is discussed in the section entitled “The Merger—Regulatory Approvals Required for the Merger—PURA Approval” beginning on page 107 of this proxy statement/prospectus. Accordingly, there can be no assurance that these financial forecasts will be realized or that UIL’s or Iberdrola USA’s future financial results will not materially vary from these financial forecasts.

UIL Forecasts

(Dollars in millions)	2014A		2016E	2019E
Net income	$110	(1)	$147	$174

(1)	The net income amount of $110 million for 2014 includes non-recurring after-tax acquisition related expenses in the amount of $13.9 million; adding back this non-recurring expense would result in an adjusted net income amount of $123.9 million for 2014.

Iberdrola USA Projections Considered by UIL

(Dollars in millions)	2014E		2016E	2019E
Net income	$446	(1)	$566	$769

(1)	$446 million represents the preliminary estimate for the year ended December 31, 2014 that was available when the projections were finalized. Actual net income of Iberdrola USA for the year ended December 31, 2014 was $424 million. For more information, see the audited combined and consolidated financial statements for the year ended December 31, 2014 included elsewhere in this proxy statement/prospectus.

Assumptions regarding UIL forecasts

The UIL forecasted net income amounts set forth above assume that each of UIL’s regulated utilities earn certain targeted ROEs on the projected average equity rate base at each operating area. Rate increases are assumed to be provided to the extent that operations and maintenance cost containment measures and revenue margin growth, as applicable, are not enough to achieve the targeted ROEs. UI’s electric transmission segment operates under a FERC-approved formula rate tariff, which is utilized to derive the annual full transmission revenue requirement on a cost-of-service basis. This revenue requirement is filed with the Connecticut regulator (PURA) each year and is fully reconciled on an annual basis. The end result is that electric transmission earns its full ROE each year, with little regulatory lag. Also, both UI Distribution and Connecticut Natural Gas Corporation have full revenue decoupling in place to ensure that both companies will receive the level of revenue last approved in rates on an annual basis.

Assumptions regarding Iberdrola USA projections

In preparing the Iberdrola USA projections considered by UIL, UIL’s management modified the financial forecasts provided by Iberdrola USA’s management to, among other things, make probability-weighted adjustments to certain forecasts provided by Iberdrola USA’s management. UIL’s management believed that it would be consistent with the past practice of UIL management in forecasting future project developments for purposes of internal financial forecasts, and prudent from the perspective of evaluating the fairness of the proposed merger consideration from a financial point of view to the UIL shareowners, to make such probability-weighted adjustments.

The Iberdrola USA projected net income amounts assume that over the years from 2015 to 2019 each of Iberdrola USA’s regulated utilities earn certain targeted ROEs on the projected average equity rate base at each operating area, CMP receives timely regulatory approvals for the development of certain transmission projects in Maine and Iberdrola Renewables develops certain additional renewable energy projects under different stages of development, both of which reflect probability-weighted adjustments by UIL, and no new natural gas storage capacity is added for Enstor, Inc., a wholly-owned direct subsidiary of Iberdrola Energy Holdings, but that the captured natural gas storage spreads will increase over the forecast period, among other assumptions.

For Iberdrola Networks, assumptions were made regarding interest rates, regulatory environment, including the allowed rate of return, and projections of future sales and capital spending (electric distribution, electric transmission and gas distribution). Rate increases are assumed to be provided to the extent that operations and maintenance cost containment measures and revenue margin growth (where applicable) are not sufficient to achieve the targeted ROEs. CMP transmission operates under a FERC-approved formula rate tariff, which is utilized to derive the annual full transmission revenue requirement on a cost-of-service basis. This revenue requirement is filed with the local state regulator each year and is fully reconciled on an annual basis. The end result is that CMP transmission earns its full ROE each year, with little regulatory lag. NYSEG’s and RG&E’s electric and natural gas rate plans and CMP’s electric rates each contain a revenue decoupling mechanism under which their actual energy delivery revenues are compared on a periodic basis with the authorized delivery revenues and the difference accrued, with interest, is refunded to or recovered from customers, as applicable. Such decoupling mechanisms help ensure that such utilities receive the level of revenue last approved in rates.

For Iberdrola Renewables, assumptions were made regarding wind energy output and prices obtained per kWh (merchant prices, power purchase agreements and trading), incentives established to promote renewables energies and capital expenditure per MW. Specifically, Iberdrola Renewables’ capacity that is committed under PPAs, the actual negotiated electricity prices are assumed for the life of the PPA. A decrease in the market price of electricity, including due to lower prices for traditional fossil fuels, could result in a decrease in revenues once a PPA has expired or upon a renewal of a PPA, unless market conditions recover at the time of expiration and/or Iberdrola Renewables is able to negotiate more favorable pricing terms. Iberdrola USA assumed for Iberdrola Renewables’ uncontracted capacity, including capacity made available after the expiration of PPAs or capacity made available from the development of renewable energy projects, forward gas and power prices that are based on Iberdrola USA’s extrapolation of market data sources. In the event that any such prices are materially lower than those used in the assumptions, Iberdrola USA’s projected net income could be materially lower than expected.

For Iberdrola Energy Holdings, assumptions were made regarding gas storage spreads obtained per MMBtu (gas natural prices and trading) and commercialization capacity. Additionally, Iberdrola Energy Holdings benefits from price volatility and temporal price spreads, which impact the level of demand for services and the rates that can be charged for natural gas storage services. On a system-wide basis, natural gas is typically injected into storage between April and October, when natural gas prices are generally lower, and withdrawn during the months of November through March, when natural gas prices are typically higher. Largely due to the abundant supply of natural gas made available by hydraulic fracturing techniques, natural gas prices have dropped significantly to levels that are near historic lows. If prices and volatility remain low or declines further, then the demand for natural gas storage services, and the prices that Iberdrola Energy Holdings will be able to charge for those services, may decline or be depressed for a prolonged period of time. Conversely, if prices and volatility remain high or increase then the demand for natural gas storage services and the prices that Iberdrola Energy Holdings will be able to charge for these services may increase for a period of time. For the forecast, Iberdrola USA assumed increasing natural gas storage spreads over the forecast period.

Additionally, Iberdrola USA’s projections did not include the impact of potential additional costs arising from the regulatory approval process, which were not completed and therefore not quantifiable, or accounting adjustments (see Note 2 “Basis of Presentation” to our audited financial statements included elsewhere in this proxy statement/prospectus). These purchase accounting adjustments have an annual non-cash impact on net income not included in the financial projections. Iberdrola USA continually reviews its future performance and updates its internal financial projections. As noted above, the publicly available financial forecasts and projections of UIL and Iberdrola USA are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of each company, which could cause actual results and developments to differ materially from those expressed in, implied or projected by, these financial forecasts and projections. For example, in relation to certain transmission projects pursuant to the New England Clean Energy Request for Proposal, or RFP, the process is taking longer than expected to be finalized as the public utility commissions in Connecticut, Massachusetts and Rhode Island are holding a comprehensive formal proceeding to review the RFP. Additionally, there have been legislative delays in Massachusetts, and while energy needs remain strong, the amount of wind that would be tendered has also been reduced. These, among other factors, has shifted by one year when the projects were being considered. For additional information regarding the factors that may affect Iberdrola USA’s financial condition and results of operations, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA—Factors Affecting Financial Condition and Results of Operations” beginning on page 154 of this proxy statement/prospectus.

Opinion of UIL’s Financial Advisor

Opinion of Morgan Stanley & Co. LLC

At the meeting of the UIL board on February 25, 2015, Morgan Stanley rendered its oral opinion, which was confirmed in writing on February 25, 2015, to the UIL board to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of shares of UIL common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of Morgan Stanley’s written opinion to the UIL board, dated February 25, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C to this proxy statement/prospectus. The summary of Morgan Stanley’s opinion included in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion, this section and the summary of Morgan Stanley’s opinion below carefully and in their entirety. Morgan Stanley’s opinion was provided to the UIL board for the benefit of the UIL board, in its capacity as such, and addressed only the fairness from a financial point of view of the consideration to be received by the holders of shares of UIL common stock pursuant to the merger agreement as of the date of the opinion and did not address any other aspects or implications of the merger. Morgan Stanley’s opinion did not in any manner address the prices at which shares of UIL stock or Iberdrola USA common stock would trade at any time in the future, or any compensation or compensation agreements arising from (or relating to) the merger which benefit any officer, director or employee of UIL or any class of such persons. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to how UIL shareowners should vote at any shareowners’ meeting to be held in connection with the merger or take any other action with respect to the merger.

In connection with rendering its opinion, Morgan Stanley, among other things:

(i)	reviewed certain publicly available financial statements and other business and financial information of UIL and Iberdrola USA, respectively;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning UIL and Iberdrola USA, respectively;

(iii)	reviewed certain financial projections of (i) UIL prepared by the management of UIL including the UIL forecasts, and (ii) Iberdrola USA prepared by management of Iberdrola USA and modified by UIL management, including the Iberdrola USA projections considered by UIL;

(iv)	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of UIL and Iberdrola USA, respectively;

(v)	discussed the past and current operations and financial condition and the prospects of UIL, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of UIL;

(vi)	discussed the past and current operations and financial condition and the prospects of Iberdrola USA, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Iberdrola USA;

(vii)	reviewed the pro forma impact of the merger on Iberdrola USA’s earnings per share, cash flow, consolidated capitalization and financial ratios;

(viii)	reviewed the reported prices and trading activity for UIL common stock;

(ix)	compared the financial performance of UIL and Iberdrola USA and the prices and trading activity of UIL common stock with that of certain other publicly traded companies comparable with UIL and Iberdrola USA, respectively, and their securities;

(x)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(xi)	participated in certain discussions and negotiations among representatives of UIL and Iberdrola USA and their financial and legal advisors;

(xii)	reviewed the merger agreement, and certain related documents; and

(xiii)	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by UIL and Iberdrola USA and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of UIL of the future financial performance of UIL and Iberdrola USA. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions that are material to Morgan Stanley’s analysis, including among other things, that the merger will be treated as a tax free reorganization, pursuant to the Code. Morgan Stanley assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Iberdrola USA and UIL and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of UIL’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of UIL common stock in the merger. In arriving at its opinion, Morgan Stanley was not authorized to, and did not solicit, interest from any party with respect to any acquisition, business combination or other extraordinary transaction, involving UIL and its opinion does not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not any such alternative could be achieved or is available. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of UIL or Iberdrola USA, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated February 25, 2015 to the UIL board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on (or where otherwise specified, before) February 24, 2015, which was the trading day prior to the date on which the UIL board approved the merger, and is not necessarily indicative of current market conditions.

Share Price Performance Analysis

Morgan Stanley performed a share price performance analysis with respect to the historical share prices of UIL common stock during fiscal year 2014 and 2015 year-to-date. During such periods, shares of UIL common stock traded at a high of $47.79 on January 28, 2015 and a low of $34.34 on August 7, 2014. Shares of UIL common stock closed at $42.38 on February 24, 2015, which was the trading day prior to the date on which the UIL board approved the merger.

Equity Research Analysts’ Future Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for UIL common stock prepared and published by equity research analysts on or prior to February 24, 2015, which was the trading day prior to the date on which the UIL board approved the merger. These one year forward targets reflected each analyst’s estimate of the future public market trading price of shares of UIL common stock and were not discounted to reflect present values. The range of undiscounted analyst price targets for UIL common stock was $42.50 to $47.00 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for UIL common stock, and these estimates are subject to uncertainties, including the future financial performance of UIL and future financial market conditions.

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparable analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded.

UIL—Public Trading Comparables Analysis

Morgan Stanley compared certain financial estimates for UIL with comparable publicly available consensus equity analyst research estimates for selected companies, or the UIL comparable companies, that Morgan Stanley determined share similar business characteristics with UIL, such as those that provide electric network services and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics. These companies were the following:

•	Alliant Energy Corporation

•	TECO Energy, Inc.

•	Vectren Corporation

•	Northwestern Corporation

•	Avista Corp.

For purposes of this analysis, Morgan Stanley analyzed price per share to estimated earnings per share for calendar years 2015 and 2016, and analyzed the ratio of aggregate value, which Morgan Stanley defined as fully diluted market capitalization, plus total debt, plus leases, plus preferred stock, less cash and cash equivalents, to estimated EBITDA for calendar years 2015 and 2016, of each of the UIL comparable companies for comparison purposes.

Based on its analysis of the relevant metrics for each of the UIL comparable companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of price per share to earnings per share multiples and applied these ranges of multiples to the earnings per share for UIL. For purposes of this analysis and other analyses described below, Morgan Stanley utilized two sources of estimated earnings per share for calendar years 2015 and 2016. Morgan Stanley utilized publicly available estimates of earnings per share prepared by equity research analysts, available as of February 24, 2015, or the analyst street case. Morgan Stanley also utilized earnings per share estimates, or the UIL management case, prepared by UIL’s management and included in the UIL forecasts.

Based on the estimated outstanding shares of UIL common stock on a fully diluted basis (including outstanding options and unvested restricted stock awards) as of February 24, 2015, Morgan Stanley calculated the estimated implied value per share of UIL common stock as of February 24, 2015 as follows:

Calendar Year Financial Statistic	Comparable Company Multiple Range	Implied Value Per Share of UIL Common Stock
Analyst Street Case
Price Per Share to Estimated 2015 Earnings Per Share	17.0x – 18.3x	$41.31 – $ 44.47
Price Per Share to Estimated 2016 Earnings Per Share	16.1x – 17.1x	$41.86 – $ 44.46
UIL Management Case
Price Per Share to Estimated 2015 Earnings Per Share	17.0x – 18.3x	$39.88 – $ 42.93
Price Per Share to Estimated 2016 Earnings Per Share	16.1x – 17.1x	$41.57 – $ 44.15

Iberdrola USA—Public Trading Comparables Analysis

Morgan Stanley compared certain financial information of Iberdrola USA with publicly available consensus estimates for companies that shared similar business characteristics with Iberdrola USA (referred to as the Iberdrola USA comparable companies). These companies were the following:

•	Wisconsin Energy Corp.

•	CMS Energy Corp.

•	DTE Energy Company

•	Alliant Energy Corporation

•	Ameren Corporation

•	NextEra Energy, Inc.

Morgan Stanley separately analyzed NextEra Energy, Inc., or NextEra, from the other Iberdrola USA comparable companies based on Morgan Stanley’s conclusion that NextEra shares particular similar business characteristics with the combined company from an operational perspective that made additional analyses of NextEra appropriate. These similarities include that the combined company and NextEra would both be holding companies with regulated utilities and large, competitive generation businesses with contracted wind generation assets.

For purposes of this analysis, Morgan Stanley analyzed price per share to estimated earnings per share for calendar years 2015 and 2016, and analyzed the ratio of aggregate value to estimated EBITDA for calendar years 2015 and 2016, of each of the Iberdrola USA comparable companies for comparison purposes.

Based on its analysis of the relevant metrics for each of the Iberdrola USA comparable companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of price per share to earnings per share multiples for the Iberdrola USA comparable companies and applied these ranges of multiples to the consolidated estimated net income of Iberdrola USA for calendar year 2016, based on the Iberdrola USA projections considered by UIL. For purposes of this analysis, Morgan Stanley utilized publicly available estimates of earnings per share prepared by equity analysts.

Morgan Stanley calculated the estimated equity value of Iberdrola USA as of February 23, 2015 as follows:

Calendar Year Financial Statistic (Analyst Street Case)	Comparable Company Multiple Range	Approximate Equity Value (in millions)
Price Per Share to Estimated 2016 Earnings Per Share (Utilities)	16.0x – 18.3x	$9,100 – $10,400
Price Per Share to Estimated 2016 Earnings Per Share (NextEra)	17.1x – 18.1x	$9,700 – $10,300

Discounted Cash Flow Analysis

UIL—Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values per share for UIL common stock based on a discounted cash flow analysis to value UIL as a standalone entity using estimated free cash flows from the UIL forecasts for the years 2015 through 2019 and a range of estimated terminal values in the year 2019. The range of terminal values was calculated using a range of exit multiples of 18.0x to 20.4x, based on the last-12 months’ multiples of the UIL comparable companies, applied to 2019 estimated earnings. These values were discounted to present values as of February 24, 2015 by applying a range of weighted average cost of capital of 3.8% to 5.0%, which was selected based upon Morgan Stanley’s professional judgment based on UIL’s estimated weighted average cost of capital. Based on these estimates, Morgan Stanley calculated a range of implied value per share of UIL Common Stock of $46.19 to $56.82.

Iberdrola USA—Discounted Cash Flow Analysis

Morgan Stanley calculated a range of equity values of Iberdrola USA based on an unlevered discounted cash flow analysis to value Iberdrola USA as a standalone entity using estimated free cash flows for Iberdrola USA from the Iberdrola USA projections considered by UIL for each of the years from 2015 through 2019 and estimated terminal values in the year 2019. The terminal values were calculated using a range of exit multiples of 18.2x to 20.2x, based on the last-12 months’ multiples of the Iberdrola USA comparable companies, applied to 2019 net income. These values were discounted to present values as of February 24, 2015 by applying a range of weighted average cost of capital of 3.6% to 5.1%, which range was selected by Morgan Stanley using its professional judgment based on Iberdrola USA’s estimated weighted average cost of capital. Morgan Stanley also included in this valuation an estimate of the range of the value of scheduled utilization of tax benefits from 2015 through 2022, discounted using a range of weighted cost of capital of 3.6% to 5.1%. The range of estimated equity values of Iberdrola USA calculated by Morgan Stanley using this methodology was $13.2 billion to $15.6 billion.

Analysis of Precedent Transactions—Trading Premia

Morgan Stanley performed a precedent trading premia transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley selected such comparable transactions because they include parties that are either regulated electric utility companies or regulated gas and electric utility companies. In connection with its analysis, Morgan Stanley compared publicly available statistics for energy sector transactions with an aggregate value greater than $600 million announced between January 1, 2011 and December 3, 2014.

For purposes of this analysis, Morgan Stanley analyzed price per share to estimated earnings per share for the first fiscal year following the comparative transaction and calculated the implied company price to earnings multiple, referred to as a P/E multiple. The following table summarizes Morgan Stanley’s analysis:

Transaction	Comparable Company P/E Multiple
Duke Energy Corporation / Progress Energy, Inc.	15.4x
The AES Corporation / DPL Inc.	12.5
Gaz Métro Limited Partnership / Central Vermont Public Service Corporation	21.4
Fortis Inc. / CH Energy Group, Inc.	20.3
MidAmerican Energy Holdings Company / NV Energy, Inc.	18.3
UNS Energy Corporation / Fortis Inc.	19.7
Exelon Corp. / Pepco Holding Inc.	22.5
Wisconsin Energy Corp. / Integrys Energy Group Inc.	20.1
Cleco Corporation / Macquarie Infrastructure and Real Assets Investment Group	20.6
NextEra Energy, Inc. / Hawaiian Electric Industries, Inc.	20.6

Morgan Stanley compared these P/E multiples to the range of implied P/E multiples of 21.1x and 22.7x that it calculated based on the ratio of analyst street case earnings estimates to the implied values of the merger consideration to UIL shareowners that it calculated for the value of the consideration to be received by UIL shareowners in the merger as described below in “Total Consideration Value Analysis.”

Based on its analysis of the relevant metrics and time frame of each of the selected transactions and upon the application of its professional judgment, Morgan Stanley also selected representative ranges of implied earnings per share multiples of the transactions and applied these ranges of implied multiples to the relevant estimated earnings per share for UIL based on the UIL management case and the analyst street case. The following table summarizes Morgan Stanley’s analysis:

Calendar Year Financial Statistic	Multiple Range	Implied Equity Value per Share
Price Per Share to Estimated 2015 Earnings Per Share (UIL Management Case)	18.0x – 22.5x	$42.23 – $52.79
Price Per Share to Estimated 2015 Earnings Per Share (Analyst Street Case)	18.0x – 22.5x	$43.74 – $54.68

Morgan Stanley also calculated that the implied equity value per share based on premia of 15% and 30% to the current market price of UIL common would be $48.74 and $55.09, respectively.

No company or transaction utilized in the precedent transactions analysis is identical to UIL or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond UIL’s control, such as the impact of competition on UIL’s business or the industry generally, industry growth and the absence of any adverse material change in UIL’s financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Infrastructure Fund Purchase Analysis

Morgan Stanley performed an illustrative purchase analysis to estimate the theoretical prices at which an infrastructure fund might undertake an acquisition of UIL. For purpose of this analysis, Morgan Stanley assumed a transaction date of December 31, 2014, a net debt balance as of the transaction date of $1,712 million, plus $300 million of incremental debt issued at the holding company level at a 4.45% fixed interest rate and $300 million of high-yield back-leveraged debt at a 6.50% interest rate, a ten year discounted cash flow, with a range of exit multiples based on last-12 months’ net income at the exit date of 18.0x to 20.4x. The implied acquisition price per share was based on a hypothetical target range of internal rates of return for the infrastructure fund over a ten year period of 10.0% to 12.0%. The following table summarizes Morgan Stanley’s analysis:

Financial Statistic	Net Income Exit Multiple	Implied Value Per Share of UIL Common Stock
Price Per Share	18.0x – 20.4x	$40.80 – $ 49.84

Relative Contribution Analysis

Morgan Stanley compared UIL’s and Iberdrola USA’s shareowners’ respective percentage ownership of the combined company to UIL and Iberdrola USA’s respective percentage contribution to the combined company with respect to estimated calendar years 2016 through 2018 net income, EBITDA and midpoint 5-year unlevered discounted cash flow, in the case of UIL, based on the UIL forecasts and in the case of Iberdrola USA, based on the Iberdrola USA projections considered by UIL. In its calculations of discounted cash flow, Morgan Stanley used the mid-points of the assumptions regarding exit multiples and estimated weighted average cost of capital used in its discounted cash flow calculations described above in the section entitled “Discounted Cash Flow Analysis.” Morgan Stanley assumed UIL’s percentage ownership of the combined company in relation to the following metrics as 18.5% based on equity alone and 23.3% assuming incremental ownership implied by the $600 million cash portion of the merger consideration, divided by the estimated combined company equity value of $12.4 billion. The following table summarizes Morgan Stanley’s analysis:

Metric	UIL Leverage-Adjusted Contribution %	Iberdrola USA Leverage-Adjusted Contribution %
2016E-2018E Net Income	18.9% – 20.7%	79.3% – 81.1%
2016E-2018E EBITDA	16.6% – 17.4%	82.6% – 83.4%
Unlevered Discount Cash Flow	17.6%	82.4%

Total Consideration Value Analysis

Morgan Stanley also performed an analysis of the potential merger consideration value in comparison to the foregoing analyses of the implied value of UIL and Iberdrola USA. To perform this analysis, Morgan Stanley selected representative ranges of P/E multiples, as described in the following paragraph, and applied these ranges of multiples to UIL’s equity portion of the transaction value implied by the combined net income of UIL and Iberdrola USA (based on the UIL forecasts), divided by approximately 57.2 million acquisition shares.

The multiples used were calculated based on (i) UIL’s current multiple of the 2016 and 2017 earnings per share from the analyst street case with respect to UIL (16.4x for 2016 and 15.5x for 2017), (ii) median estimates prepared by equity research analysts for certain electric and gas utilities referenced as the Iberdrola USA comparable companies above (other than NextEra) in the section entitled “Public Trading Comparables Analysis—Iberdrola USA—Public Trading Comparables Analysis” (17.2x for 2016 and 16.3x for 2017), referred to as the Integrated Averages, and (iii) median estimates prepared by equity research analysts for NextEra, (17.6x for 2016 and 16.7x for 2017). Morgan Stanley also calculated the implied values that would result from a P/E multiple 0.5x greater than the multiples shown for NextEra below, but the implied values derived from such calculations were not used for purposes of Morgan Stanley’s fairness analysis.

The following table summarizes Morgan Stanley’s analysis. The metric included next to each multiple is the total per share consideration generated by adding the results of the calculations described in the two preceding paragraphs to the per share cash consideration of $10.50.

	Street Case	Integrated Average	NextEra Average
2016 Pro Forma P/E Multiple	16.4x	17.2x	17.6x
Total Consideration Value	$48.38	$50.23	$51.15

2017 Pro Forma P/E Multiple	15.5x	16.3x	16.7x
Total Consideration Value	$51.84	$53.98	$55.04

General

In connection with the review of the merger by the UIL board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of UIL or Iberdrola USA. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond UIL’s control. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of shares of UIL common stock pursuant to the merger agreement and in connection with the delivery of its opinion, dated February 25, 2015, to the UIL board. These analyses do not purport to be appraisals or to reflect the prices at which shares of UIL common stock might actually trade.

The consideration to be received by the holders of shares of UIL common stock pursuant to the merger agreement was determined through arm’s length negotiations between UIL and Iberdrola USA and was approved by the UIL board. Morgan Stanley provided advice to the UIL board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to UIL or the UIL board or conclude that any specific consideration constituted the only appropriate consideration for the merger.

Morgan Stanley’s opinion and its presentation to the UIL board was one of many factors taken into consideration by the UIL board in deciding to adopt the merger agreement, approve and determine that it is in the best interests of UIL to complete the merger and the other transactions contemplated by the merger agreement and to execute and deliver the merger agreement and perform its obligations thereunder, and resolve to recommend the approval of the merger agreement by UIL shareowners. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the UIL board with respect to the consideration pursuant to the merger agreement or of whether the UIL board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The UIL board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in the debt or equity securities or loans of UIL, Iberdrola, S.A., and Iberdrola USA or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the merger agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided UIL financial advisory services and a financial opinion, described in this section and attached as Annex C to this proxy statement/prospectus, in connection with the merger, and UIL has agreed to pay Morgan Stanley a fee for its services based on the aggregate consideration involved in the merger, which fee was calculated to be approximately $22.4 million, approximately half of which is contingent on the completion of the merger. UIL has also agreed to reimburse Morgan Stanley for reasonable expenses including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, UIL has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion rendered in connection with the merger, in addition to the services described in this proxy statement/prospectus, Morgan Stanley has provided financial advisory and financing services for UIL and its affiliates and has received fees of approximately $10.76 million in the aggregate in connection with such services, including having acted as (i) lender in connection with two credit facilities (ii) co-manager in connection with a follow-on equity issuance and (iii) arranger in connection with an event-related loan facility.

In addition, in the two years prior to the date of its opinion rendered into connection with the merger, Morgan Stanley and its affiliates have also provided financial advisory, financing and relationship loan services to Iberdrola, S.A. and its affiliates and has received fees of approximately $4.94 million in the aggregate in connection with such services, including having acted as (i) lender in connection with two credit facilities involving loans and swap transactions, (ii) counterparty in connection with two interest rate swap transactions, (iii) counterparty in connection with five foreign exchange and hedging transactions, (iv) co-manager on two bond issuance transactions, (v) financial advisor to an affiliate of Iberdrola, S.A. in connection with its sale of a minority interest in pipeline operator, MEDGAZ, to Compañía Española de Petróleos, S.A.U. (CEPSA) and Sonatrach and (vi) financial advisor to an affiliate of Iberdrola, S.A. located outside of the United States in connection with a transaction that is unrelated to the merger and is not material to Iberdrola, S.A. and its affiliates. In addition, in 2007, Morgan Stanley acquired limited partnership interests in two partnerships managed by Iberdrola S.A. that own and operate renewable energy assets across the United States. During 2013 and 2014, Morgan Stanley recognized production tax credits and cash benefits from these two portfolios. With respect to the ongoing financial advisory role, no member of the Morgan Stanley deal team representing UIL is or was a member of the Morgan Stanley deal team representing such affiliate of Iberdrola, S.A. Morgan Stanley may seek to provide any of the services listed above to UIL and Iberdrola USA in the future and would expect to receive fees for the rendering of these services.

As of December 23, 2014, Morgan Stanley held an aggregate interest of less than 1.0% in the common stock of UIL and less than 1.5% in the common stock of Iberdrola, S.A., which interests are held in connection with Morgan Stanley’s (i) investment management business, (ii) wealth management business, including client discretionary accounts or (iii) ordinary course trading activities, including hedging activities.

Regulatory Approvals Required for the Merger

General

To complete the merger, Iberdrola USA and UIL must obtain approvals or consents from, or make filings with, a number of U.S. federal and state regulatory authorities. The material regulatory approvals, consents and filings include the following:

•	the expiration or early termination of the waiting periods under the HSR Act and the rules and regulations thereunder;

•	notices to and filings under, and compliance with all requirements of CFIUS, pursuant to Exon-Florio;

•	approval by PURA, pursuant to Conn. Gen. Stat. Section 16-47;

•	approval by DPU, pursuant to Mass. Gen. Laws ch. 164, Section 96;

•	approval from FERC, pursuant to Section 203 of the Federal Power Act; and

•	approval from the FCC under the Communications Act of 1934 for the transfer of control over radio licenses held by certain UIL subsidiaries.

Iberdrola USA and UIL have made various filings and submissions for the above-mentioned authorizations and approvals and, under the terms of the merger agreement, each company must use its reasonable best efforts to obtain these authorizations and approvals, subject to certain conditions.

The merger agreement also requires the following conditions be satisfied prior to closing: (i) a declaration of effectiveness by the SEC of Iberdrola USA’s registration statement on Form S-4 containing UIL’s proxy statement; (ii) approval of the merger agreement and related transactions by UIL’s shareowners (as of the close of business on the record date set by UIL); and (iii) authorization for listing of the common stock of the combined company on the NYSE (subject to official issuance of notice by the NYSE).

HSR Act and Antitrust

The merger is subject to the requirements of the HSR Act, which prevents Iberdrola USA and UIL from completing the merger until required information and materials are furnished to the Antitrust Division of the DOJ and the FTC, and the HSR Act’s initial 30-day waiting period is terminated earlier or expires. Pursuant to the HSR Act requirements, Iberdrola USA and UIL filed the required Notification and Report Forms with the DOJ and the FTC on March 25, 2015, and early termination of the waiting period was granted on April 7, 2015. Notwithstanding the termination of the waiting period under the HSR Act, the DOJ, the FTC and others may challenge the merger on antitrust grounds at any time before or after the completion of the merger, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions.

CFIUS

CFIUS has the jurisdiction to review any merger, acquisition or takeover, by or with a foreign person, that could result in foreign control of any “U.S. business”—i.e., an entity or business unit engaged in interstate commerce in the United States—for the impact of such a transaction on U.S. national security. Parties to transactions subject to CFIUS’s jurisdiction may voluntarily notify CFIUS of their proposed transactions in anticipation of receiving the certainty provided CFIUS clearance. CFIUS may also initiate a review of any transaction within CFIUS’s jurisdiction. Iberdrola USA and UIL submitted a voluntary notice to CFIUS on May 8, 2015 in connection with the proposed merger. On May 18, 2015, CFIUS began its review and on June 16, 2015, CFIUS issued a letter to the parties confirming that its review of the transaction is complete and there are no unresolved national security concerns.

PURA Approval

Section 16-47(c) of the General Statutes of Connecticut prohibits a “corporation, association, partnership, trust or similar organization, or person” from taking “any action that causes it to become a holding company with control” over a Connecticut gas or electric distribution company, or acquire, directly or indirectly, control over such a holding company, without first obtaining approval from the PURA. UIL is a “holding company” as that term is defined in Conn. Gen. Stat. Section 16-47(a)(1) because it is the owner of UI, CTG Resources, Inc., or CTG, and Connecticut Energy Corporation, or CEC. CTG is the owner of Connecticut Natural Gas Corporation, and CEC is the owner of The Southern Connecticut Gas Company. Iberdrola USA and UIL filed an application with the PURA on March 25, 2015.

In June, PURA issued a proposed final decision, or draft decision, on the companies’ original change of control application that, if adopted as the final decision, would have denied the application. The draft decision raised questions about various aspects of the transaction and noted that the applicants had not shown that the transaction, as structured, is in the public interest. After reviewing the draft decision, lberdrola USA, certain of its affiliates and UIL filed a letter with PURA withdrawing the application. PURA then closed the docket, and no final decision was issued.

On July 31, 2015, lberdrola USA, certain of its affiliates and UIL filed a new application with PURA for approval of the change in control. The new application includes commitments and identifies public interest benefits to meet the statutory requirements in Connecticut for approval of a change in control. The commitments include rate credits to customers (approximately $20 million); a distribution rate freeze to 2018 for The Southern Connecticut Gas Company and Connecticut Natural Gas Corporation, and to 2017 for UI; commitments to contribute to a clean energy fund and disaster relief (together, approximately $7 million); delayed recovery in rates for accelerated capital investment in electric distribution system resiliency with an estimated ratepayer benefit of $5 million; deferred rate recovery gas distribution system replacement of cast iron and bare steel for The Southern Connecticut Gas Company with an estimated ratepayer benefit of $1.6 million. As discussed in the PURA application, Iberdrola USA and UIL negotiated a Proposed Partial Consent Order with the Connecticut Department of Energy and Environmental Protection, or DEEP, for UI to remediate the English Station site in New Haven, Connecticut, a decommissioned generating site formerly owned by UI (DEEP informed UIL that it estimated the cost of the remediation to be approximately $30 million). Those negotiations resulted in UI signing the Proposed Partial Consent Order. In addition, in the new application the companies commit to no change in the day-to-day management and operation of UIL’s three Connecticut utilities, to hiring 150 employees or contractors within the State of Connecticut over the next three years, to maintain UI’s high service reliability and The Southern Connecticut Gas Company and Connecticut Natural Gas Corporation’s high levels of gas leak response, and to improve certain customer service metrics over the next three years.

The new application also proposes comprehensive ring-fencing provisions to protect UIL and its subsidiaries from being drawn into a bankruptcy proceeding of UIL’s upstream owners or Iberdrola USA’s other affiliates. These provisions include: the creation of a special purpose entity between Iberdrola USA Networks and UIL with at least one independent director, dividend limitations on the Connecticut utilities where the utility’s credit rating falls below investment grade, or falls to the lowest investment grade rating with a negative watch or review downgrade notice as determined by two of the three major credit rating agencies, or if a common equity ratio is less than 300 basis points below the equity ratio level used to set rates using a 13-month average, as well as commitments to maintain separate books and records and a prohibition on commingling of funds.

On September 18, 2015, Iberdrola, S.A., Iberdrola USA, Iberdrola Networks, merger sub, UIL and the Office of Consumer Counsel for the State of Connecticut, or OCC, filed a settlement agreement with PURA that included various commitments in addition to those included in the July 31, 2015 application. The settlement agreement includes $12.5 million in additional rate credits for Connecticut Natural Gas Corporation’s customers and $7.5 million in additional rate credits for The Southern Connecticut Gas Company’s customers, both of which would be allocated over the ten-year period of 2018 – 2027. In connection with the settlement agreement, UI has signed a Proposed Partial Consent Order that, when approved by the Commissioner of DEEP, and subject to the closing of the merger and other terms and conditions in the Proposed Partial Consent Order, would require UI to investigate and remediate certain environmental conditions within the perimeter of the English Station site. Under the Proposed Partial Consent Order, to the extent that the cost of this investigation and remediation of the English Station site is less than $30 million, UI will remit to the State of Connecticut the difference between such cost and $30 million to be used for a public purpose as determined in the discretion of the Governor of the State of Connecticut, the Attorney General of the State of Connecticut, and the Commissioner of DEEP. Pursuant to the Proposed Partial Consent Order, upon its issuance and subject to the closing of the merger and other terms and conditions set forth in the Proposed Partial Consent Order, UI will be obligated to comply even if the costs of such compliance exceed $30 million. The State will discuss with UI options for recovering or funding any costs above $30 million such as through public funding or recovery from third parties; however, the State is not bound to agree to or support any recovery or funding. As part of the settlement, both OCC and UI will withdraw their respective appeals of certain PURA decisions that are currently pending. The settlement agreement also includes minor modifications to certain commitments with respect to local management to provide further specificity with respect to maintaining local control over the UIL utilities. Lastly, the settlement agreement includes certain modifications to those ring-fencing measures proposed in the application, as well as several additional ring-fencing measures. The modifications include requiring the appointment of an officer or employee of UIL or a UIL subsidiary as a director of the special purpose entity; additional restrictions on any UIL utility paying dividends within the first six months after the closing of the merger or making distributions to its parent entity if its credit rating is below investment grade; and additional ring-fencing measures related to the role of UIL’s senior management with respect to the UIL utilities, UIL’s access to Iberdrola USA senior management, the continuation of operations in Connecticut, the establishment of documents regarding corporate governance and delegations of authority, the inclusion of the UIL utilities’ service territories in the locations of Iberdrola USA board meetings and Iberdrola USA’s and Iberdrola Networks’ periodic management meetings and annual compliance and officer’s certificates.

A final decision from PURA is currently scheduled for December 9, 2015. There can be no guarantee that PURA will approve the merger or that it will not impose conditions on its approval that have adverse effects on either Iberdrola USA or UIL.

DPU Approval

Under Chapter 164, Section 96(c) of the Massachusetts General Laws, gas companies, electric companies and holding companies are prohibited from entering into any transaction that would result in a change of control without DPU approval. UIL is a “holding company” as defined in Mass. Gen. Laws ch. 164, Section 96(a) because it is an indirect, upstream owner of The Berkshire Gas Company. There is no statutorily designated timeframe within which the DPU must act in response to an application for transfer of control over UIL under Chapter 164, Section 96(c). Iberdrola USA and UIL filed an application with the DPU on March 25, 2015, and filed updated testimony on August 6, 2015, which offered similar local management, ring-fencing and economic commitments to those that were offered in the July 31, 2015 PURA application filing, with the economic commitments proportional to the size of The Berkshire Gas Company, as compared with the size of UI, The Southern Connecticut Gas Company and Connecticut Natural Gas Corporation. The application before the DPU remains pending.

On October 19, 2015, UIL, Iberdrola USA, Iberdrola, S.A., merger sub, the Attorney General of the Commonwealth of Massachusetts, and the Massachusetts Department of Energy Resources, or DOER, filed a settlement agreement with the DPU that supplements, modifies and supersedes the various commitments included in the March 25, 2015 application and August 6, 2015 updated testimony. The settlement agreement includes $4 million in rate credits for The Berkshire Gas Company’s customers and $1 million for jobs, economic development, or alternative heating programs for municipal owned buildings, low-income and moderate income residential consumers, or residences or businesses in The Berkshire Gas Company’s service territory, as determined by DOER. The customer rate credits will be applied in equal monthly amounts, per customer, to firm service customer bills during the six billing months (November through April) of two consecutive winter heating seasons, commencing with the winter of 2016-2017. The settlement agreement also includes a distribution rate freeze for The Berkshire Gas Company, such that current distribution rates for Berkshire remain in effect, with no new distribution base rates in effect prior to June 1, 2018. The settlement agreement includes similar local management, ring-fencing and economic commitments to those that were offered in the settlement agreement filed with PURA in Connecticut described above. The filing of the settlement agreement requests that the DPU approve the settlement agreement and authorize the merger by December 18, 2015. There can be no guarantee that the DPU will approve the merger or that it will not impose conditions on its approval that are unacceptable to either Iberdrola USA or UIL.

FERC Approval

Iberdrola USA and UIL each have public utility subsidiaries subject to the jurisdiction of FERC under Part II of the FPA. Section 203(a)(1) of the FPA provides that no public utility shall dispose of its jurisdictional facilities or merge or consolidate, either directly or indirectly, such facilities without securing an order from FERC authorizing it to do so. Section 203(a)(2) of the FPA further provides that no holding company in a holding company system that includes a transmitting utility or an electric utility may purchase, acquire, merge or consolidate with a transmitting utility, an electric utility company or a holding company in a holding company system that includes a transmitting utility or electric utility company without prior FERC authorization. Consequently, the FERC’s approval of the merger under Section 203(a)(1) and (a)(2) of the FPA is required. The FERC must authorize the merger if it finds that the merger is consistent with the public interest. In addition, in accordance with the EPAct 2005, the FERC must also find that the merger will not result in the cross-subsidization by utilities of their non-utility affiliates or the improper encumbrance or pledge of utility assets.

Iberdrola USA and UIL filed an application with FERC on March 25, 2015, and FERC issued its authorization for the merger on June 2, 2015.

FCC Approval

Under FCC regulations implementing provisions of the Communications Act of 1934, as amended, an entity holding private radio licenses for internal communications purposes generally must obtain the approval of the FCC before the direct or indirect transfer of control or assignment of those licenses. Certain UIL subsidiaries hold FCC licenses for private internal communications and, thus, must obtain prior FCC approval to assign or transfer direct or indirect control of those licenses. Iberdrola USA and UIL filed transfer of control applications with respect to private radio licenses held by UIL’s subsidiaries on May 21, 2015 and consent was granted on May 22, 2015. Once the FCC has consented to the transfer of control, the parties have 180 days to complete the merger. The parties plan to request an extension of time to complete the transaction. The FCC customarily grants extension requests of this nature for up to 180 days.

Public Trading Markets

Listing of the Combined Company Common Stock

There is no public trading market for Iberdrola USA’s securities. Iberdrola USA has agreed to use its reasonable efforts to cause the shares of the combined company common stock to be issued in connection with the merger and to be listed on the NYSE. Iberdrola USA has applied to list its shares, which will become the combined company common stock, on the NYSE under the symbol “            .”

Delisting of UIL Shares

If the merger is completed, UIL’s common stock will be delisted from the NYSE and deregistered under the Exchange Act and UIL will no longer file periodic reports with the SEC on account of its common stock.

No Appraisal Rights

Pursuant to Section 33-856 of the CBCA, the shareowners of UIL will not have appraisal or dissenters’ rights in connection with any of the proposals to be voted upon at the UIL meeting.

Accounting Treatment

IUSA prepares its financial statements in accordance with GAAP. The merger will be accounted for in accordance with ASC 805. The purchase price will be determined based on the number of common shares issued using the UIL stock price on the date of the merger. The purchase price will also include additional consideration related to converted UIL equity awards for amounts attributable to pre-combination services. The purchase price will be allocated to the fair values of assets acquired and liabilities assumed. Any excess purchase price after this allocation will be assigned to goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment. The operating results of UIL will be part of the combined company beginning on the date of the merger.

Litigation Relating to the Merger

In connection with the proposed merger, as of the date of this proxy statement/prospectus, five putative class action lawsuits have been filed in the Connecticut Superior Court, Judicial District of New Haven. The lawsuits name UIL, its directors, Iberdrola USA, merger sub and/or Morgan Stanley as defendants. The actions are captioned:

•	Stein v. UIL Holdings Corp. et al., NNH-CV15-6053112-S (dated February 27, 2015);

•	Meyer v. UIL Holdings Corp. et al., NNH-CV15-6053312-S (dated March 5, 2015);

•	Minucci v. UIL Holdings Corp. et al., NNH-CV15-6053313-S (dated March 5, 2015);

•	Lenois v. UIL Holdings Corp. et al., NNH-CV15-6053331-S (dated March 10, 2015); and

•	Porter v. Torgerson et al., NNH-CV15-6053559-S (dated March 20, 2015).

The five actions have been consolidated and transferred to the Complex Litigation Docket of the Connecticut Superior Court in Stamford, Connecticut. Lead counsel for the putative shareowner class has been appointed and a consolidated amended complaint that governs all five actions has been filed.

The consolidated amended complaint generally alleges that UIL’s directors breached their fiduciary duties by failing to maximize shareowner value in negotiating and approving the merger. Among other things, the consolidated amended complaint alleges that UIL’s directors conducted an allegedly inadequate sale process, agreed to the merger at a price that allegedly undervalues UIL, agreed to deal protection measures that allegedly prevent another company from making a superior offer, and retained Morgan Stanley as UIL’s financial advisor despite Morgan Stanley’s alleged conflicts of interest. The consolidated amended complaint also alleges that certain of the directors approved the merger to benefit themselves personally. In addition, the consolidated amended complaint alleges that this proxy statement/prospectus fails to provide shareowners with all material information necessary for them to make an informed decision on whether to vote in favor of the merger and identifies a number of allegedly incomplete or misleading disclosures regarding Morgan Stanley’s financial analysis and the process by which the UIL board approved the merger. The consolidated amended complaint further alleges that UIL, Iberdrola USA, merger sub, and/or Morgan Stanley aided and abetted the UIL directors’ purported breaches of fiduciary duties. The consolidated amended complaint seeks various remedies, including to enjoin or rescind the merger, to enjoin a shareowner vote on the merger unless or until additional disclosures are made in this proxy statement/prospectus, damages, an accounting, a constructive trust, and/or attorneys’ fees and expenses.

Defendants have not yet responded to the consolidated amended complaint. All defendants deny any wrongdoing in connection with the proposed merger and plan to vigorously defend against all pending claims.

Restrictions on Sales of Shares of the Combined Company Common Stock Received in the Merger

The shares of the combined company common stock to be issued will be freely transferable under the Securities Act and the Exchange Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” of the combined company for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with the combined company and may include the executive officers, directors and significant shareholders of the combined company. This proxy statement/prospectus does not cover resales of the combined company common stock received by any person upon completion of the merger, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.

Pursuant to the merger agreement, the combined company and Iberdrola, S.A. will enter into the shareholder agreement. The shareholder agreement generally restricts Iberdrola, S.A. and certain of its affiliates from disposing of or transferring shares of the common stock of the combined company, or securities or warrants that may grant a right to acquire shares of common stock of the combined company, or from entering into any other contract or arrangement by virtue of which the economic effect of ownership of the combined company shares of common stock is transferred, in each case directly or indirectly, for a period of 18 months after the closing, except that after 12 months following the closing, Iberdrola, S.A. can dispose of or transfer its shares of common stock of the combined company if the unaffiliated committee has approved the transfer, after having received the advice of a nationally recognized independent investment banking firm. The shareholder agreement also restricts Iberdrola, S.A. and certain of its affiliates, for a period of three years after the closing, from transferring more than an aggregate of 10% of the outstanding shares of the combined company in any transaction or series of transactions, unless all shareowners of the combined company are entitled to participate in such transaction (on a pro rata basis) and are entitled to the same per share consideration to be received in such transaction as Iberdrola, S.A.

INTERESTS OF UIL’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the UIL board that you vote to approve the merger agreement, you should be aware that certain directors and executive officers of UIL may have interests in the merger that are different from, or in addition to, the interests of UIL shareowners generally. The UIL board was aware of and considered these interests when it unanimously (i) adopted the merger agreement, (ii) approved and determined that it is in the best interests of UIL to consummate the merger and the other transactions contemplated by the merger agreement and execute and deliver the merger agreement and perform its obligations thereunder, and (iii)  resolved to recommend the approval of the merger agreement by UIL shareowners.

Equity Compensation Awards

Treatment of Restricted Shares

Each award of restricted UIL common stock granted under the UIL 2008 Stock and Incentive Compensation Plan (which, together with the employee and director deferred compensation plans maintained or sponsored by UIL or any of its subsidiaries, are referred to as the UIL stock plans) that is outstanding and unvested or otherwise subject to forfeiture or other restrictions as of immediately prior to the effective time of the merger (which are referred to as restricted shares), other than those restricted shares that vest by their terms upon the effective time of the merger, shall be converted into the right to receive the number of validly-issued restricted shares of the combined company common stock equal to the product (rounded up to the nearest whole number) of the number of such restricted shares multiplied by the “equity exchange factor,” provided, however, that any restricted shares of common stock of the combined company received in respect of such restricted shares shall be subject to the same terms and conditions (including vesting and forfeiture restrictions) as were applicable to the corresponding restricted shares immediately prior to the effective time of the merger. The “equity exchange factor” is the sum of one plus a fraction, (i) the numerator of which is the cash consideration and (ii) the denominator of which is the average of the volume weighted averages of the trading prices of UIL common stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties to the merger agreement) on each of the ten consecutive trading days ending on (and including) the trading day that immediately precedes the closing date of the merger minus $10.50. Restricted shares that vest by their terms upon the effective time of the merger shall be converted into the right to receive the merger consideration.

Treatment of Stock Units and Performance Shares

Immediately prior to the effective time, each award of UIL restricted stock units, performance shares, phantom stock units or other similar rights or awards granted or deferred under a UIL stock plan and relating to shares of UIL common stock (which is referred to as a UIL equity right and which, together with the restricted shares, are referred to as the stock awards), shall cease to relate to or represent a right to receive shares of UIL common stock and shall be converted, at the effective time, into an award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards, as applicable, relating to shares of common stock of the combined company (which is referred to as a combined company equity right) of the same type and on the same terms and conditions as were applicable to the corresponding UIL equity right, except as adjusted as described herein. The number of shares of common stock of the combined company covered by each such combined company equity right shall be equal in number to the product (rounded up to the nearest whole number) of the number of shares of UIL common stock subject to the corresponding UIL equity right multiplied by the equity exchange factor. With respect to any UIL stock award that, immediately prior to the effective time, is subject to performance-based vesting or other performance conditions, determination of performance will be made pursuant to the terms of such stock award.

Vesting of unvested equity awards held by UIL’s named executive officers would accelerate upon a termination of employment without “cause” or a “constructive termination” (each as defined under the heading “Change in Control Severance Plan” below) or within two years following the merger. See the section entitled “Advisory Vote on Merger-Related Compensation for UIL’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus for information regarding unvested equity compensation awards for the named executive officers determined in accordance with Item 402(t) of the SEC’s Regulation S-K. Vesting of unvested restricted shares held by UIL’s non-employee directors will accelerate upon the completion of the merger, pursuant to the existing terms of such awards. As of December 31, 2015, which is the estimated date of the completion of the merger solely for the purposes of this “Interests of UIL’s Directors and Executive Officers in the Merger” disclosure, UIL’s non-employee directors as a group will hold unvested restricted shares with an estimated value of $1,278,883 (based on a price per share of UIL common stock of $50.83, which is the average closing market price per share of UIL common stock as quoted on the NYSE over the first five business days following the first public announcement of the merger on February 25, 2015), and UIL’s executive officers, other than the named executive officers, as a group will hold unvested performance-based restricted shares with an estimated value of $4,460,269 (based on a price per share of UIL common stock of $50.83). See the section entitled “Advisory Vote on Merger-Related Compensation for UIL’s Named Executive Officers” beginning on page  76 of this proxy statement/prospectus for the assumptions used to calculate these estimates.

Payments Upon Termination Upon Change in Control

The CIC Plan provides severance benefits to participants (including UIL’s executive officers) in the event their employment is terminated by UIL without “cause” or by the executive under circumstances giving rise to a “constructive termination” during the two-year period following a change in control (such as the merger) (each of which is referred to as a covered termination for the purposes of this section). Each of UIL’s named executive officers is also a party to an employment agreement that provides for certain severance payments and benefits. The named executive officer would be entitled to receive the greater of (i) the benefits provided under his or her employment agreement and (ii) the benefits provided under the CIC Plan. The severance benefits that the participants are eligible to receive pursuant to the CIC Plan and/or employment agreement include the following: (i) (a) for Mr. Torgerson, a lump-sum cash severance payment equal to the greater of (A) the sum of one year of his base salary, plus one times his annual incentive compensation, or (B) three times his base salary, minus his target total remuneration, (b) for Mr. Nicholas, a lump-sum cash severance payment equal to (A) two times the sum of his base salary plus his annual incentive compensation minus (B) his target total remuneration, (c) for Ms. Randell, a lump-sum cash severance payment equal to the greater of (A) the sum of one year of base salary plus one times her annual incentive compensation, or (B) two times her base salary minus her target total remuneration; and (d) for each of Mr. Marone and Mr. Prete, a lump-sum cash severance payment equal to two times the sum of his base salary plus his annual incentive compensation; and (e) for UIL’s other executive officers, a lump-sum cash severance payment equal to a multiple (either 1, 1.5 or 2) times either his or her base salary or base salary plus annual incentive compensation; (ii) benefits under UIL’s healthcare plans during the COBRA continuation period; (iii) a lump sum payment of one (Ms. Randell), one and one-half (Mr. Marone and four other executive officers), two (Messrs. Nicholas and Prete) or three (Mr. Torgerson) times a benefit supplement of $5,500, in lieu of continued coverage under UIL’s life insurance, disability and other employee welfare and fringe benefit plans; (iv) for certain participants, one and one-half (Messrs. Marone and two other executive officers) or two (Messrs. Nicholas and Prete) additional credited years of service for the purposes of calculating benefits payable to the participant under UIL’s retiree medical benefit plans; (v) for Messrs. Nicholas and Prete, a lump sum pension supplement calculated as the difference between the pension benefit actually payable under UIL’s tax-qualified pension plan and the pension benefit that would have been payable had the participant been credited with 2 additional years of service and (vi) for Messrs. Torgerson and Nicholas and Ms. Randell, a tax gross-up payment if the participant become subject to an excise tax under Section 4999 of the Code on account of any payments or benefits that are determined to constitute an “excess parachute payment” within the meaning of the Section 280G of the Code. For each executive officer other than Messrs. Torgerson and Nicholas and Ms. Randell, if any portion of the payments that the executive has the right to receive after a covered termination would constitute “excess parachute payments” (as defined in Section 280G of the Code)

subject to the excise tax imposed by Section 4999 of the Code, the amount otherwise payable under clause (i) above shall be reduced to the largest amount that will result in no portion of such excess parachute payments being subject to the excise tax imposed by Section 4999 of the Code.

A participant’s receipt of payments and benefits in the event of covered termination after a change in control is conditioned upon the participant’s execution of a full and effective release of any liability by UIL to the participant in form and substance reasonably satisfactory to UIL. In addition, a participant’s benefits that become payable would be forfeited and discontinued if such participant violates the terms of any agreement with UIL or UIL’s policy relating to confidential information, non-competition or disclosure and assignment of inventions and discoveries, or if such participant engages in conduct that is materially injurious to UIL, monetarily or otherwise, all as determined by UIL, in its sole discretion.

Under the CIC Plan, “cause” means the participant’s (i) commission of a serious crime, such as an act of fraud, misappropriation of funds, embezzlement, or a crime involving personal dishonesty or moral turpitude; (ii) willful failure of the participant to substantially perform his or her duties (other than by reason of incapacity due to physical or mental illness or injury); or (iii) misconduct that is demonstrably injurious to UIL or its affiliates.

Under the CIC Plan, a “constructive termination” generally means a voluntary separation by the participant under any of the following circumstances without the consent of the participant: (i) a material diminution in the participant’s annual base salary, unless such reduction is part of, and consistent with, a general reduction of the compensation rates of all employees of the participant’s employing company; (ii) a material diminution in the participant’s authority, duties, or responsibilities, including the assignment of duties inconsistent in any material adverse respect with such participant’s position, duties, responsibilities and status with the participant’s employing company immediately prior to the change in control, or material diminishment in such participant’s management responsibilities, duties or powers as in effect immediately prior to the change in control, or the removal from or failure to re-elect such participant to any such position or office; (iii) a requirement that the participant relocate his or her principal place of employment by more than 75 miles from such location immediately prior to the change in control; or (iv) any other action or inaction that constitutes a material breach by the participant’s employing company (or its successor) of any agreement under which the participant provides services.

See the section entitled “Advisory Vote on Merger-Related Compensation for UIL’s Named Executive Officers” beginning on page 76 of this proxy statement/prospectus for the estimated amounts that the named executive officers of UIL would receive under the CIC Plan upon a termination without cause or a constructive termination as of December 31, 2015. UIL’s other executive officers as a group would receive approximately $6,956,098 upon a covered termination under the CIC Plan as of December 31, 2015.

Employment Agreements

Each of UIL’s named executive officers is party to an employment agreement that provides for certain severance payments and benefits in the event that he or she has an involuntary separation from service without cause or under circumstances constituting a constructive termination within 24 months following a change in control. In addition, in the event of an involuntary separation from service without cause or under circumstances constituting a constructive termination within 24 months following a change in control, each named executive officer is entitled to severance payments and benefits payable under the CIC Plan. The named executive officer would be entitled to receive the greater of the benefits provided under his or her employment agreement and the CIC Plan and would not receive duplicative payments.

Messrs. Torgerson and Nicholas and Ms. Randell are also eligible for payments on account of covenants not to compete. If Messrs. Torgerson and Nicholas and Ms. Randell were to experience a covered termination within two years following a change in control, under each executive’s employment agreement he or she would be entitled to payments on account of a covenant not to compete, in Mr. Torgerson’s case, in an amount equal to the lesser of (i) three times his base salary or (ii) his target total remuneration, in the case of Mr. Nicholas, an amount equal to the lesser of (i) two times his base salary plus annual incentive compensation or (ii) his target total remuneration, and in the case of Ms. Randell, an amount equal to the lesser of (i) two times her base salary or (ii) her target total remuneration, in each case, paid out over a 12 month period in equal fixed monthly installments (subject to delay to the extent required under Section 409A of the Code). These payments are separate from, and not duplicative of, payments received pursuant to the CIC Plan.

All named executive officers are bound by non-competition and non-solicitation covenants for a period of 12 months from termination following a change in control. Pursuant to these covenants, named executive officers are prohibited for 12 months following termination from (i) becoming employed by, entering into a consulting arrangement with or otherwise performing services for a competitor of the named executive officers’ direct employer; (ii) diverting business, directly or indirectly, from UIL or any affiliate, or interfering with UIL’s customer or supply relationships; or (iii) attempting to interfere with UIL’s relationships with its employees. Further, each named executive officer is required to maintain the confidentiality of UIL’s methods of doing business, marketing and strategic business plans, customer lists and the like. A breach of these covenants will result in the forfeiture of any termination or change-of-control payments or benefits then still owing to the named executive officer.

Retention

Under the terms of the merger agreement, UIL may establish a cash incentive pool of up to $10 million, from which UIL may grant retention awards to employees, including executive officers. As of the date of this proxy statement, no executive officers have received a retention award.

Executive Officer Positions with the Combined Company

Upon completion of the merger, Mr. Torgerson, UIL’s President and Chief Executive Officer, will serve as Chief Executive Officer of the combined company. His compensation as Chief Executive Officer of Iberdrola USA has not been determined, but will be determined in accordance with the Senior Officer Remuneration Policy of Iberdrola, S.A., as described in “Additional Information About Iberdrola USA—Iberdrola USA Compensation Discussion and Analysis” beginning on page 239 of this proxy statement/prospectus. Biographical information with respect to Mr. Torgerson is contained in UIL’s Definitive Proxy Statement for UIL’s 2015 Annual Meeting (filed with the SEC on April 1, 2015) and is incorporated by reference into this proxy statement/prospectus.

Director Positions with the Combined Company

Upon completion of the merger, the combined company board will include Mr. Torgerson, UIL’s President and Chief Executive Officer and currently a member of the UIL board, and two of UIL’s other directors as of immediately prior to completion of the merger, to be selected by Iberdrola USA, or the UIL director appointees. Iberdrola USA has determined that Arnold L. Chase and John L. Lahey will be appointed to the combined company board upon completion of the merger. Under the terms of a shareholder agreement, a form of which is attached as Annex B to this proxy statement/prospectus, that will be executed by the combined company and Iberdrola, S.A. prior to the closing, for a period of three years after the completion of the merger, the combined company board is required to nominate, and Iberdrola, S.A. is required to cast all of its votes in favor of the election of, the UIL director appointees (other than the former UIL chief executive officer), and may not vote to remove such UIL director appointees. Biographical information with respect to Mr. Torgerson, Mr. Chase, Mr. Lahey and the other existing members of the UIL board is contained in UIL’s Definitive Proxy Statement for UIL’s 2015 Annual Meeting (filed with the SEC on April 1, 2015) and is incorporated by reference into this proxy statement/prospectus. Compensation for the directors of the combined company will be determined in accordance with the Director Remuneration Policy of Iberdrola, S.A., as described in “Additional Information About Iberdrola USA—Iberdrola USA Director Compensation” beginning on page 238 of this proxy statement/prospectus.

Indemnification; Directors’ and Officers’ Insurance

From and after the effective time of the merger, the combined company will indemnify and hold harmless each present and former director and officer of UIL and its subsidiaries determined as of the time of completion of the merger, or the indemnified parties, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that UIL would have been permitted under Connecticut law and its certificate of incorporation or by-laws in effect on the date of the merger agreement to indemnify such person. For additional information, see the section entitled “The Merger Agreement—Indemnification and Insurance of Directors and Officers” beginning on page 141 of this proxy statement/prospectus.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION

The following section discusses the anticipated material U.S. federal income tax consequences of the merger generally applicable to holders of UIL common stock. The following discussion is based on, and subject to, the Code, the treasury regulations promulgated under the Code, existing interpretations, court decisions, and administrative rulings, all of which are in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion.

This discussion only addresses the material U.S. federal income tax consequences of the merger to the UIL shareowners that hold UIL common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to UIL shareowners in light of their particular circumstances or to UIL shareowners subject to special treatment under U.S. federal income tax law, such as:

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons whose functional currency is not the U.S. dollar;

•	persons who purchased or sell their shares of UIL common stock as part of a wash sale;

•	shareowners who hold their shares of UIL common stock as part of a hedge, straddle, constructive sale or conversion transaction; and

•	shareowners who acquired their shares of UIL common stock pursuant to the exercise of employee stock options or otherwise acquired shares as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

If a partnership (including any entity or arrangement, domestic or foreign, that is treated as a partnership for U.S. federal income tax purposes) holds shares of UIL common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

The Merger

Iberdrola USA and UIL intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligation of Iberdrola USA to complete the merger is conditioned upon the receipt of an opinion from Latham & Watkins LLP, counsel to Iberdrola USA, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligation of UIL to complete the merger is conditioned upon the receipt of an opinion from Sullivan & Cromwell LLP, counsel to UIL, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions and the opinions in this section “—The Merger” are and will be based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Iberdrola USA, merger sub and UIL. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions and in this discussion. The opinions are not binding on the IRS or the courts, and neither Iberdrola USA nor UIL intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. Additionally, these opinions of counsel do not address any state, local or foreign tax consequences of the merger. Accordingly, each UIL shareowner should consult its tax advisors with respect to the particular tax consequences of the merger to such holder.

Neither Iberdrola USA nor UIL currently intends to waive the foregoing opinion condition to its obligation to complete the merger. If either Iberdrola USA or UIL waives this opinion condition after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC, and if the expected U.S. federal income tax consequences of the merger to UIL shareholders have materially changed, Iberdrola USA and UIL will recirculate this proxy statement/prospectus and resolicit votes of the UIL shareholders.

Subject to the qualifications and limitations set forth herein, Sullivan & Cromwell LLP, counsel to UIL, and Latham & Watkins LLP, counsel to Iberdrola USA, are of the opinion that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences to U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders of shares of UIL common stock.

For purposes of this proxy statement/prospectus, the term “U.S. holder” means a beneficial owner of shares of UIL common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	a trust that (i) is subject to both the primary supervision of a court within the United States and the control of one or more U.S. persons; or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

A U.S. holder that exchanges its shares of UIL common stock for a combination of shares of the combined company common stock and cash in the merger will generally recognize gain (but not loss) in an amount equal to the lesser of: (1) the amount of cash received in exchange for shares of UIL common stock in the merger and (2) the excess, if any, of (a) the sum of the amount of cash received in exchange for shares of UIL common stock in the merger plus the fair market value of the shares of the combined company common stock received in the merger, over (b) the holder’s basis in its shares of UIL common stock exchanged. If a U.S. holder acquired different blocks of shares of UIL common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of shares of UIL common stock, and such holder’s basis and holding period in its shares of the combined company common stock may be determined with reference to each block of shares of UIL common stock. Any such holder should consult its tax advisors regarding the manner in which cash and the combined company common stock received in the exchange should be allocated among different blocks of shares of UIL common stock and with respect to identifying the bases or holding periods of the particular shares of the combined company common stock received in the merger.

Any recognized gain will generally be long-term capital gain if, as of the effective date of the merger, the U.S. holder’s holding period with respect to the surrendered shares of UIL common stock exceeds one year. The aggregate tax basis of the shares of the combined company common stock a holder receives as a result of the merger will be the same as such holder’s aggregate tax basis in its shares of UIL common stock surrendered in the merger, decreased by the amount of cash such holder receives that is treated as received in exchange for shares of UIL common stock and increased by the amount of gain, if any, such holder recognizes in the exchange. Subject to the discussion above regarding separate blocks of shares of UIL common stock, the holding period of the shares of the combined company common stock a U.S. holder receives as a result of the exchange will include the holding period of its shares of UIL common stock surrendered in the merger.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally will include net gains recognized from the disposition of shares of UIL common stock in the merger. A U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its recognized gains in respect of any shares of UIL common stock such holder disposes of in the merger.

Tax Consequences to Non-U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences of the merger to a beneficial owner of shares of UIL common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, or a Non-U.S. holder, in connection with the merger.

In general, the U.S. federal income tax consequences to a Non-U.S. holder that exchanges its shares of UIL common stock for a combination of shares of the combined company’s common stock and cash in the merger will be the same as those described above for a U.S. holder, except that, subject to the discussion below regarding potential FIRPTA Tax (defined below), a Non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain recognized in connection with the merger unless:

•	such gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. holder in the United States); or

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is recognized and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. holder were a U.S. person. A Non-U.S. holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, if any, of the Non-U.S. holder.

The FIRPTA Tax

The following discussion of the applicability of U.S. federal income tax at the regular graduated rates imposed under Section 897 of the Code, or the FIRPTA Tax, to a Non-U.S. holder assumes that (i) the UIL common stock will be “regularly traded” (within the meaning of Section 897 of the Code) on the NYSE at all times leading up to the effective time of the merger and (ii) the combined company’s common stock received in the merger will be “regularly traded” (within the meaning of Section 897 of the Code) on the NYSE following the effective time of the merger.

A Non-U.S. holder that is a Significant Shareholder (as defined below) and that receives shares of the combined company’s common stock in the merger will be subject to the FIRPTA Tax on any gain realized provided that (i) UIL is or has been a USRPHC (as defined below) at any time during the Testing Period (as defined below) and (ii) any of the following conditions is met:

•	the combined company is not a USRPHC immediately after the merger,

•	the Significant Shareholder does not own, directly or indirectly, more than 5% of the combined company’s common stock immediately after the merger, or

•	certain federal income tax filing requirements are not satisfied by the Significant Shareholder.

It is not clear whether either UIL or Iberdrola USA is, has been or will be or whether the combined company will be a “United States real property holding corporation,” or USRPHC, as defined under the provisions of Section 897 of the Code, originally enacted under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. A corporation generally is characterized as a USRPHC if the fair market value of the U.S. real property interests, or USRPIs, owned by the corporation and its subsidiaries equals or exceeds 50% of the sum of (i) the fair market value of the worldwide real property interests owned by the group and (ii) the other assets used or held for use by the group in a trade or business. USRPIs include any interest (other than an interest solely as a creditor) in real property located in the United States or the Virgin Islands. Real property generally includes land and unsevered natural products of the land, improvements on land (e.g., pipelines, and the inherently permanent structural components of power plants) and personal property associated with the use of real property.

As used herein, “Testing Period” means, with respect to a Non-U.S. holder, the shorter of (i) the five year period preceding the effective time of the merger and (ii) the period during which the Non-U.S. holder held its UIL common stock, and “Significant Shareholder” means a Non-U.S. holder that has owned, directly or indirectly, more than 5% of UIL’s common stock at any time during the Testing Period.

For purposes of determining whether any Non-U.S. holder owns more than 5% of UIL’s common stock or the combined company’s common stock, ownership is determined by applying the constructive ownership rules of Section 318 of the Code as modified by Section 897 of the Code. Generally, those rules treat a shareholder as owning (i) shares owned by certain relatives, related corporations, partnerships, estates or trusts, and (ii) shares that the shareholder has an option to acquire.

The amount of gain recognized by a Significant Shareholder that is subject to the FIRPTA Tax will equal the excess of (i) the sum of the amount of cash received in exchange for shares of UIL common stock in the merger plus the fair market value of the shares of post-merger Iberdrola USA common stock received in the merger over (ii) the shareholder’s tax basis in the UIL common stock exchanged therefor. Loss generally may not be recognized by a Significant Shareholder in connection with the merger.

A Significant Shareholder subject to the FIRPTA Tax will be required to file a U.S. federal income tax return with the Internal Revenue Service. An exemption from the FIRPTA Tax or a reduced tax rate may be available under certain U.S. income tax treaties. In the case of a Significant Shareholder that is subject to the FIRPTA Tax, such holder’s aggregate tax basis in the post-merger Iberdrola USA common stock received in the merger will generally equal such stock’s fair market value at the time of receipt, and such holder’s holding period in the combined company’s common stock received in the merger will begin the day after the effective time of the merger.

If the combined company is a USRPHC immediately after the merger, a Non-U.S. holder may be subject to U.S. federal income tax on gain recognized on future dispositions of shares of the combined company’s common stock after the merger, if that Non-U.S. holder has held, directly or indirectly, at any time during the five year period ending on the date of the disposition, more than 5% of the combined company’s common stock and is not eligible for any treaty exemption.

Under Section 1445 of the Code, a person acquiring stock in a USRPHC from a Non-U.S. holder generally is required to deduct and withhold a tax equal to 10% of the amount realized by that Non-U.S. holder on the sale or exchange of that stock, or FIRPTA Withholding. However, there is an exemption from FIRPTA Withholding for stock that is regularly traded on an established securities market. UIL believes that UIL common stock will continue to be regularly traded on the NYSE at all times leading up to and as of the effective time of the merger, so that UIL common stock should be considered to be “regularly traded on an established securities market” for purposes of this exemption. Assuming that this expectation proves to be correct, neither UIL, Iberdrola USA nor the exchange agent will be required to, nor will they, deduct and withhold amounts on account of FIRPTA Withholding with respect to a Non-U.S. holder’s exchange of UIL common stock pursuant to the merger.

Because of the complexity of the FIRPTA rules, Non-U.S. holders are urged to consult their tax advisors to determine the possible application of the FIRPTA Tax, availability of an exemption or tax reduction under an applicable U.S. income tax treaty, and other potential U.S. federal income tax consequences of the merger.

Tax Reporting

In general, each UIL shareholder that receives the combined company’s common stock in the merger that owned immediately before the merger (i) 5% or more by vote or value of the stock of UIL or (ii) securities of UIL with a tax basis of $1,000,000 or more will be required to file a statement with the shareholder’s federal income tax return setting forth the shareholder’s basis in the shares of UIL common stock surrendered, the fair market value of the shares of UIL common stock surrendered in the merger, the date of the merger and the name and employer identification number of Iberdrola USA, UIL and merger sub, and will be required to retain permanent records of this information.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the cash payments made to U.S. holders and Non-U.S. holders in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments if (A) a U.S. holder (1) fails to provide a taxpayer identification number or appropriate certificates or (2) otherwise fails to comply with all applicable requirements of the backup withholding rules or establish an exemption or (B) a Non-U.S. holder fails to certify under penalty of perjury that it is a Non-U.S. holder or such Non-U.S. holder otherwise fails to establish an exemption.

Any amounts withheld from payments to a holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against its applicable U.S. federal income tax liability, provided the required information is furnished to the IRS. Holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

The foregoing discussion is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. This discussion does not address tax consequences which may vary with, or are contingent on, individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, each holder is strongly encouraged to consult its tax advisors as to the tax consequences of the merger in the holder’s particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

THE MERGER AGREEMENT

This section of this proxy statement/prospectus describes the material provisions of the merger agreement, dated February 25, 2015, by and among UIL, Iberdrola USA and merger sub, but does not purport to describe all of the terms of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated into this proxy statement/prospectus by reference. Iberdrola USA and UIL urge you to read the full text of the merger agreement because it is the legal document that governs the merger.

The merger agreement is not intended to provide you with any factual information about Iberdrola USA or UIL. The representations, warranties and covenants made in the merger agreement by UIL, Iberdrola USA and merger sub were made solely to the parties to, and solely for the purposes of, the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by UIL, Iberdrola USA and merger sub in connection with negotiating the terms of the merger agreement. In particular, representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information in disclosure schedules provided by UIL to Iberdrola USA and by Iberdrola USA to UIL in connection with the signing of the merger agreement and by certain information contained in certain of UIL’s filings with the SEC. These disclosure schedules and SEC filings contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after February 25, 2015 and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus.

In addition, if specific material facts arise that contradict the representations and warranties in the merger agreement, Iberdrola USA or UIL, as applicable, will disclose those material facts in the public filings that it makes with the SEC in accordance with, and to the extent required by, applicable law. Accordingly, the representations and warranties in the merger agreement and the description of them in this proxy statement/prospectus should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings Iberdrola USA and UIL publicly file with the SEC. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Iberdrola USA and UIL make with the SEC, as described in the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

Structure of the Merger

The merger agreement provides for the merger of UIL with and into merger sub, after which UIL will cease to exist as a separate corporate entity subject to the terms and conditions of the merger agreement and in accordance with Connecticut law. Merger sub will continue as the surviving corporation of the merger and a wholly-owned subsidiary of the combined company, which prior to the merger was a wholly-owned subsidiary of Iberdrola, S.A. All of UIL’s property, rights, privileges, powers and franchises will vest in merger sub, and all of its debts, liabilities and duties will become those of merger sub, and the separate corporate existence of UIL will cease. After completion of the merger, the name of merger sub will be changed to “UIL Holdings Corporation.”

Governance and Management of the Combined Company

As of the completion of the merger, the board of directors of the combined company will consist of up to 12 directors. Three of these directors will be directors who were members of the UIL board immediately prior to closing, one of whom will be the current Chief Executive Officer of UIL and two of whom will be selected by Iberdrola USA from among UIL’s directors as of the closing. While the merger agreement contained provisions requiring that at least six members of the board of directors of the combined company be independent of Iberdrola USA and Iberdrola S.A. within the meaning of the rules of the NYSE, following the execution of the merger agreement, UIL and Iberdrola USA agreed that, instead of six independent members of the board of directors of the combined company, the combined company will have at least five (5) “independent” directors (as defined in the shareholder agreement) for a period of five years following the completion of the merger, and Arnold Chase and John Baldacci may be deemed to be independent directors solely for purposes of determining compliance with this obligation. Under the shareholder agreement, a director will be considered “independent” if he or she is independent under the rules of NYSE with respect to the combined company, and would be independent under the rules of NYSE with respect to Iberdrola, S.A. if he or she was a director of Iberdrola, S.A. Additionally, pursuant to the shareholder agreement to be entered into between Iberdrola, S.A. and Iberdrola USA, in the event of the resignation, removal or death of Mr. Baldacci and/or Mr. Chase (or their respective replacements on the combined company board), or if Mr. Baldacci and/or Mr. Chase (or their respective replacements on the combined company board) decide not to stand for reelection to the combined company board or are otherwise unwilling or unable to serve on the combined company board, Iberdrola, S.A. will nominate a person to serve on the combined company board who qualifies as an independent director pursuant to the rules of the NYSE and applicable law. Pursuant to the agreement by UIL and Iberdrola USA after the execution of the merger agreement, the shareholder agreement will also provide that the combined company will, after such five-year period, have at least four “independent” directors (as defined in the shareholder agreement), provided that either Mr. Chase or Mr. Baldacci, but not both, may be deemed independent directors for this purpose. As a result, as of the completion of the merger, the combined company will have at least three directors who will be “independent” under the rules of the NYSE and other applicable law. See the section entitled “Certain Relationships and Related Party Transactions—Service Agreements” beginning on page 268 of this proxy statement/prospectus. From and after the closing, the combined company will comply with applicable law (and the rules of the NYSE) with respect to the composition of its board of directors. Additionally, pursuant to the shareholder agreement, UIL’s Chief Executive Officer as of the closing will be the Chief Executive Officer of the combined company following the completion of the merger and, for a period of three years after the closing, the combined company board will nominate, and Iberdrola, S.A. will cast all of its votes in favor of the election of, the UIL director appointees (other than the former UIL chief executive officer).

Effective Time; Closing Date

The effective time of the merger will occur at the time that a certificate of merger is filed with and accepted by the Secretary of State of the State of Connecticut (or such other date as Iberdrola USA and UIL may agree). The closing date will occur on the second business day after all of the conditions to the merger set forth in the merger agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of such conditions), or such other date as Iberdrola USA and UIL may agree.

Post-Merger Governing Documents and Additional Matters Concerning Merger Sub

The certificate of incorporation and bylaws of merger sub as in effect immediately prior to the effective time will serve as the certificate of incorporation and bylaws of the surviving corporation, until amended in accordance with their terms, the certificate of incorporation (in respect of the bylaws) or applicable law. From and after the effective time, each director of merger sub immediately prior to the effective time will remain a director of the surviving corporation until additional directors or successors have been duly elected, appointed or qualified or until his or her earlier death, resignation, or removal in accordance with the surviving corporation’s certificate of incorporation and bylaws. Additionally, the officers of UIL immediately prior to the effective time will be the officers of the surviving corporation, with each such officer to serve until his or her successors have been duly elected or appointed or until his or her earlier death, resignation or removal.

Effects of the Merger; Merger Consideration

As of the effective time, each issued share of UIL common stock that is owned by UIL (other than any shares owned on behalf of third parties) immediately prior to the effective time will automatically be cancelled and cease to exist, and no consideration will be delivered or deliverable in connection with such cancellation. Upon the terms and subject to the conditions set forth in the merger agreement, each issued and outstanding share of UIL common stock (other than any shares owned directly or indirectly by UIL, but including any shares owned by UIL on behalf of third parties) will be converted into the right to receive (i) one validly issued share of common stock of the combined company, credited as fully paid, which, when issued, ranks equally in all respects with all of the shares of common stock of the combined company then in issue, or the stock consideration, and (ii) $10.50 in cash, without interest and less any applicable withholding taxes, or the cash consideration. The stock consideration and the cash consideration together constitute the merger consideration. The shares of common stock of the combined company issued in the merger to UIL shareowners will represent 18.5% of the total number of shares of common stock of the combined company outstanding as of that time.

Treatment of UIL Stock Plans and UIL Equity-Based Awards

Each award of the UIL restricted shares, other than those UIL restricted shares that vest by their terms upon the consummation of the merger (which, for the avoidance of doubt, at the effective time will be converted into only the right to receive the merger consideration), will be converted into the right to receive the number of validly-issued restricted shares of the combined company common stock equal to the product (rounded up to the nearest whole number) of the number of such UIL restricted shares multiplied by the equity exchange factor, provided, however, that any restricted shares of the combined company common stock received in respect of such UIL restricted shares will be subject to the same terms and conditions (including vesting and forfeiture restrictions) as were applicable to the corresponding UIL restricted shares immediately prior to the effective time. Average UIL stock price means the average of the volume weighted averages of the trading prices of UIL common stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the ten consecutive trading days ending on, and including, the trading day that immediately precedes the closing date.

Each award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards granted or deferred under a UIL stock plan and relating to shares of UIL common stock (any such award, a UIL equity right and such awards together with the UIL restricted shares, the UIL stock awards) that is outstanding immediately prior to the effective time will cease to relate to or represent a right to receive shares of UIL common stock and will be converted, at the effective time, into an award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards, as applicable, relating to shares of the combined company common stock, or a combined company equity right, of the same type and on the same terms and conditions as were applicable to the corresponding UIL equity right, except as adjusted in the merger agreement. The number of shares of common stock of the combined company covered by each such combined company equity right will be equal in number to the product (rounded up to the nearest whole number) of the number of shares of UIL common stock subject to the corresponding UIL equity right multiplied by the equity exchange factor.

With respect to any UIL stock award that is, immediately prior to the effective time, subject to any performance-based vesting or other performance conditions, or a UIL performance award, determination of performance will be made pursuant to the terms of such UIL performance award.

UIL will take all actions necessary to provide that as of the effective time, no participant in the UIL 2012 Non-Qualified Employee Stock Purchase Plan will have any right under such plan to purchase or otherwise acquire any shares of UIL common stock thereunder and that no further payroll deductions will be made under such plan. This UIL non-qualified employee stock purchase plan will terminate as of the effective time.

Exchange of Shares

Prior to the effective time, UIL will select a bank or trust company, reasonably acceptable to Iberdrola USA, to act as an exchange agent, or the exchange agent, in connection with the merger for the purpose of delivering or causing to be delivered to each holder of UIL common stock the merger consideration such holder is entitled to receive.

Immediately prior to the filing of the certificate of merger with the Secretary of State of the State of Connecticut, at the direction of Iberdrola USA, there shall be deposited with the exchange agent the amount of immediately available cash, or the exchange fund, necessary for the exchange agent to make payment of the aggregate cash consideration to the holders of shares of UIL common stock and the number of shares of common stock of the combined company necessary for the exchange of all issued and outstanding shares of UIL common stock (other than any shares owned directly or indirectly by UIL, but including any shares owned by UIL on behalf of third parties) into common stock of the combined company. Unless Iberdrola USA chooses otherwise, the exchange fund and shares will be deposited with the exchange agent through The Depository Trust Company. The exchange agent will invest the exchange fund at Iberdrola USA’s direction.

Promptly after the effective time (and in any event within three business days thereafter), the surviving corporation will cause the exchange agent to mail a form of letter of transmittal to each record holder of UIL common stock. Beneficial holders of UIL common stock that are held in “street name” through a bank, brokerage firm or other nominee will receive instructions from the bank, brokerage firm or other nominee as to how to effect the surrender of the “street name” shares of UIL common stock in exchange for the per share merger consideration. Each holder of UIL common stock will be entitled to receive the merger consideration per share of UIL common stock he or she holds upon surrender to the exchange agent of the shares of UIL common stock, along with a letter of transmittal, duly completed and validly executed in accordance with the instructions, as well as any other documents that may reasonably be required pursuant to such instructions. If a record holder’s shares of UIL common stock are represented by certificate(s), the holder must also surrender his or her certificate or certificates to the exchange agent.

Holders of UIL common stock should not send in their UIL stock certificates until they receive a letter of transmittal from the exchange agent with instructions.

Dividends

Holders of UIL common stock are entitled to receive dividends or distributions with respect to shares of the combined company common stock with a record date occurring after the effective time, but only after such holder has surrendered his or her shares of UIL common stock. After surrender, there will be delivered and/or paid to the holder of the combined company common stock delivered in exchange for the surrendered UIL common stock, without interest, (i) at the time of surrender, the dividends or other distributions payable with respect to those shares of the combined company common stock with a record date on or after the date of the effective time and a payment date on or prior to the date of surrender and not previously paid, and at the appropriate payment date, the dividends or other distributions payable with respect to those shares of the combined company common stock with a record date on or after the date of the effective time but with a payment date subsequent to surrender and (ii) at the time of payment and delivery of shares of the combined company common stock by the exchange agent, all dividends or other distributions with a record date prior to the effective time, that have been declared by UIL with respect to the UIL common stock but that have not been paid on the surrendered UIL common stock.

If UIL does not declare a record date in the fiscal quarter of the closing in respect of a dividend with respect to shares of UIL common stock, Iberdrola USA will declare the record date in respect of a dividend for shares of the combined company common stock in that fiscal quarter at the same time UIL historically declared its dividend for the applicable quarter.

Lost, Stolen and Destroyed Certificates

If a UIL common stock certificate has been lost, stolen or destroyed, the person claiming the lost, stolen or destroyed stock certificate must deliver an affidavit of that fact and, if requested by Iberdrola USA or the exchange agent, must provide an indemnity bond in customary form and amount and comply with any other replacement requirements established by the exchange agent before the exchange agent will deliver the merger consideration deliverable in respect of the shares of UIL common stock represented by the lost, stolen or destroyed stock certificate.

Representations and Warranties

Mutual Representations and Warranties of UIL and Iberdrola USA

Each of UIL and Iberdrola USA makes to the other party various representations and warranties as to itself and its subsidiaries and, in the case of representations and warranties concerning anti-corruption, its affiliates, which are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in the disclosure schedule that each of UIL and Iberdrola USA delivered to the other party in connection with the merger agreement, or, in the case of UIL only, in certain reports filed with the SEC. These representations and warranties relate to, among other things:

•	such party’s due organization, valid existence and good standing and authority to carry on its business;

•	the absence of violations of, or conflicts with, such party’s or its subsidiaries’ governing documents, governmental orders, applicable law and certain agreements as a result of such party’s entering into and performing under the merger agreement;

•	the due organization, existence and good standing and authority to carry on its respective business of such party’s subsidiaries and joint ventures;

•	the conduct of business in the ordinary course and the absence of certain changes, events or developments that would have or would be reasonably likely to have a material adverse effect (as described below) for such party since December 31, 2014;

•	the absence of certain undisclosed liabilities other than as reflected in the financial statements, incurred in connection with the proposed transactions or incurred in the ordinary course since September 30, 2014;

•	the absence of certain legal proceedings, investigations and outstanding governmental orders related to such party or its subsidiaries;

•	the accuracy of information supplied for use in filings in connection with the proposed transactions;

•	compliance with laws and orders, and possession of, and compliance with, necessary permits and licenses;

•	tax matters;

•	employee benefits plans and Employee Retirement Income Security Act, or ERISA, matters;

•	labor matters;

•	environmental matters;

•	insurance policies;

•	establishment and compliance with energy price risk management practices and policies;

•	the absence of any default under certain material contracts of such party, and compliance with, and validity and effectiveness of, certain material contracts;

•	the absence of any undisclosed broker’s or finder’s fees in connection with the proposed transactions;

•	good title to, and absence of liens (except certain permitted liens) on, certain real property;

•	intellectual property matters; and

•	anti-corruption and anti-money laundering matters.

Representations and Warranties of UIL

Additionally, UIL makes to Iberdrola USA various representations and warranties as to itself and its subsidiaries, which are subject to similar exceptions and qualifications as the mutual representations and warranties. These representations and warranties of UIL relate to, among other things:

•	the capitalization of UIL and its subsidiaries;

•	the absence of any outstanding subscriptions, options, warrants, rights (including stock appreciation rights), preemptive rights or other contracts, commitments, understanding or arrangements, including any right of conversion or exchange under any outstanding security, instrument, contract or agreement that obligates UIL or any of its subsidiaries to issue or sell any shares of capital stock or other securities or make any investment, including in the form of a loan or capital contribution in any person or that gives any person a right to subscribe for or acquire any of UIL or its subsidiaries’ equity securities;

•	the absence of any voting trusts, proxies or other commitments, understandings, restrictions or arrangements to which UIL or any of its subsidiaries is a party;

•	the status of UIL as a “holding company” under the Public Utility Holding Company Act of 2005, or PUHCA 2005;

•	the absence of any debt of UIL or its subsidiaries that gives holders of such debt a right to vote on matters on which the shareowners of UIL may vote;

•	the corporate power and authority of UIL to enter into, perform its obligations under, and consummate the transactions under, the merger agreement, and the enforceability of the merger agreement against UIL;

•	the adoption of the merger agreement by the UIL board, and the approval and determination by the UIL board that it is in the best interests of UIL for UIL to consummate the merger and related transaction;

•	governmental approvals and third party consents required by UIL to consummate the deal;

•	UIL’s SEC filings since January 1, 2012 and the financial statements included therein;

•	utility reports and rate filings before FERC, PURA or DPU, and tariffs filed with respect to the services provided by UIL or its subsidiaries;

•	the legal entitlement of UIL with respect to FERC, PURA or DPU to provide services in its current service areas;

•	UIL’s disclosure controls and procedures and internal control over financial reporting;

•	compliance with the applicable listing and corporate governance rules and regulations of the NYSE;

•	the vote required of the holders of UIL common stock necessary to approve the merger agreement;

•	the inapplicability of any state anti-takeover law to the merger; and

•	receipt of fairness opinion from Morgan Stanley.

Representations and Warranties of Iberdrola USA

Additionally, Iberdrola USA makes to UIL various representations and warranties as to itself and its subsidiaries, which are subject to similar exceptions and qualifications as the mutual representations and warranties. These representations and warranties of Iberdrola USA relate to, among other things:

•	the capitalization of Iberdrola USA and merger sub;

•	the absence of any outstanding subscriptions, options, warrants, rights (including stock appreciation rights), preemptive rights or other contracts, commitments, understanding or arrangements, including any right of conversion or exchange under any outstanding security, instrument, contract or agreement that obligates Iberdrola USA or any of its subsidiaries to issue or sell any shares of capital stock or other securities or make any investment, including in the form of a loan or capital contribution in any person or that gives any person a right to subscribe for or acquire any of Iberdrola USA or its subsidiaries’ equity securities;

•	the absence of any debt of Iberdrola USA or its subsidiaries that gives holders of such debt a right to vote on matters on which the equity holders of Iberdrola USA may vote;

•	the corporate power and authority of Iberdrola USA and merger sub to enter into, perform its respective obligations under, and consummate the transactions under, the merger agreement, and the enforceability of the merger agreement against Iberdrola USA and merger sub;

•	the issuance of the combined company common stock at the effective time and the approvals and registration under the Securities Act and Exchange Act related to such issuance;

•	governmental approvals and third party consents required by Iberdrola USA to consummate the deal;

•	the financial statements provided by Iberdrola USA to UIL in connection with the execution of the merger agreement;

•	utility reports and rate filings before FERC, the NYPSC and the MPUC and tariffs filed with respect to the services provided by Iberdrola USA or its subsidiaries;

•	the legal entitlement of Iberdrola USA with respect to FERC, the NYPSC and the MPUC to provide services in its current service areas;

•	Iberdrola USA’s disclosure controls and procedures and internal control over financial reporting;

•	shared assets and services between Iberdrola USA and Iberdrola, S.A.;

•	employee benefit plans of Iberdrola USA;

•	the inapplicability of any state anti-takeover law to the merger;

•	certain contracts for electric generation capacity of Iberdrola Renewables;

•	merger sub’s due organization, existence and good standing and authority to carry on its business;

•	the absence of violations of, or conflicts with, merger sub’s governing documents, governmental orders, applicable law and certain agreements as a result of merger sub’s entering into and performing under the merger agreement;

•	the absence of ownership by Iberdrola, S.A., Iberdrola USA or any of their subsidiaries of UIL common stock; and

•	the availability of funds to satisfy Iberdrola USA’s and merger sub’s obligations under the merger agreement.

The representations and warranties in the merger agreement of each of UIL, Iberdrola USA and merger sub will not survive the consummation of the merger or the termination of the merger agreement pursuant to its terms.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard. For purposes of the merger agreement, a UIL material adverse effect is any (i) change, effect, event, circumstance or development, or change, that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of UIL and its subsidiaries, taken as a whole or (ii) change that would prevent, materially impair or materially delay the ability of UIL to consummate the merger and the other transactions contemplated by the merger agreement; an Iberdrola USA material adverse effect is any (a) change that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Iberdrola USA and its subsidiaries, taken as a whole or (b) change that would prevent, materially impair or materially delay the ability of Iberdrola USA or merger sub to consummate the merger and the other transactions contemplated by the merger agreement.

The merger agreement provides that no change (by itself or when aggregated or taken together with any and all other changes) directly or indirectly resulting from, attributable to or arising out of any of the following will be deemed to be, contribute towards or constitute a UIL material adverse effect or Iberdrola USA material adverse effect, as applicable, or will be taken into account when determining whether a UIL material adverse effect or Iberdrola USA material adverse effect, as applicable, has occurred or may, would or could occur:

•	changes in law (or the interpretation thereof) or changes in generally acceptable accounting standards or other accounting standards (or the interpretation thereof), in each case after February 25, 2015;

•	the entry into, pendency of, actions contemplated by, or the performance of obligations required by the merger agreement or consented to by Iberdrola USA or merger sub, in the case of a UIL material adverse effect, or UIL, in the case of an Iberdrola USA material adverse effect, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Iberdrola USA or any of its subsidiaries, in the case of an Iberdrola USA material adverse effect, or UIL or any of its subsidiaries, in the case of a UIL material adverse effect, with their respective customers, employees, regulators, financing sources, labor unions or suppliers; or

•	any written proposal or commitment made by Iberdrola USA or its affiliates or by UIL or its affiliates to any governmental authority or imposed by any governmental authority, in each case, in accordance with the merger agreement and in order to obtain the UIL required statutory approvals or Iberdrola USA required statutory approvals.
The merger agreement provides that no change (by itself or when aggregated or taken together with any and all other changes) directly or indirectly resulting from, attributable to or arising out of any of the following will be deemed to be, contribute towards or constitute a UIL material adverse effect or Iberdrola USA material adverse effect, as applicable, or will be taken into account when determining whether a UIL material adverse effect or Iberdrola USA material adverse effect, as applicable, has occurred or may, would or could occur, except to the extent the changes disproportionately and adversely affect UIL or Iberdrola USA and their relevant subsidiaries, taken as a whole, in any material respect relative to other companies operating in any industry or industries and geographies in which UIL or Iberdrola USA and its subsidiaries, operate:

•	general economic conditions (or changes in such conditions) in the United States (or within the State of New York or the State of Maine in the case of Iberdrola USA, or the State of Connecticut or the Commonwealth of Massachusetts in the case of UIL) or any other country or region in the world, or conditions in the global economy generally;

•	conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries, and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	conditions (or changes in such conditions) in the industries in which Iberdrola USA and its subsidiaries, or UIL and its subsidiaries, as applicable, conduct business;

•	changes in international, national or regional wholesale or retail markets for electric power, capacity or fuel or related products;

•	changes in national or regional electric transmission or distribution systems; or

•	political conditions (or changes in such conditions) in the United States (or within the State of New York or the State of Maine in the case of Iberdrola USA, or within the State of Connecticut or the Commonwealth of Massachusetts in the case of UIL) or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States (or within the State of New York or the State of Maine in the case of Iberdrola USA, or within the State of Connecticut or Commonwealth of Massachusetts in the case of UIL) or any other country or region in the world; or

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world.

The merger agreement provides that no change (by itself or when aggregated or taken together with any and all other changes) directly or indirectly resulting from, attributable to or arising out of any of the following will be deemed to be, contribute towards or constitute a UIL material adverse effect or Iberdrola USA material adverse effect or will be taken into account when determining whether a UIL material adverse effect or Iberdrola USA material adverse effect has occurred or may, would or could occur, but will not prevent or otherwise affect a determination that the underlying cause of the change, event or occurrence has resulted in, or contributed to, a UIL material adverse effect or Iberdrola USA material adverse effect:

•	any change in the credit rating of Iberdrola USA, in the case of an Iberdrola USA material adverse effect, or UIL, in the case of a UIL material adverse effect; or

•	the failure of Iberdrola USA or its subsidiaries, in the case of an Iberdrola USA material adverse effect, or UIL, in the case of a UIL material adverse effect, to meet any internal or published projections, forecasts or revenues predictions; or

•	in respect of a UIL material adverse effect only, a decline in the price or trading volume of UIL common stock on the NYSE on or after February 25, 2015.

Conduct of Business Pending the Merger

The merger agreement provides that, subject to certain exceptions in the merger agreement and the disclosure schedule delivered by UIL to Iberdrola USA and by Iberdrola USA to UIL in connection with the merger agreement, between February 25, 2015 and the effective time, each of Iberdrola USA and UIL will, and will cause each of its respective subsidiaries to, and Iberdrola USA and UIL will exercise (and will cause its subsidiaries to exercise) any available rights with respect to any of its respective joint ventures, until the earlier to occur of the completion of the merger and the termination of the merger agreement, subject to certain exceptions and limitations:

•	to carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to February 25, 2015; and

•	to use its commercially reasonable efforts, consistent with past practice, to keep available the services of its current officers, key employees and consultants, and preserve its current relationships with customers, suppliers and any other individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity, or person, with whom it has significant business relations as is reasonably necessary to preserve substantially intact its business organization.

In addition, except as otherwise expressly permitted by the merger agreement or set forth in the disclosure schedule delivered by UIL to Iberdrola USA or by Iberdrola USA to UIL in connection with the merger agreement, or with prior written approval by Iberdrola USA or by UIL, as applicable (which approval cannot be unreasonably withheld, delayed or conditioned) each of Iberdrola USA and UIL has agreed, until the earlier to occur of the completion of the merger and the termination of the merger agreement, subject to certain exceptions and limitations, it will not (and will cause its respective subsidiaries not to) and will exercise (and will cause its subsidiaries to exercise) any available rights with respect to any of its respective joint ventures, not to, among other things:

•	amend, with respect to any entity at any time (except, in respect of Iberdrola USA, to conform to a form agreed with UIL), in each case as amended, modified and supplemented at that time, (i) the articles of association or certificate of formation, incorporation, partnership or organization (or the equivalent organizational documents) of that entity, (ii) the bylaws, partnership agreement or limited liability company agreement or regulations (or the equivalent governing documents) of that entity, and (iii) each document setting forth the designation, amount and relative rights, limitations and preferences of any class or series of that entity’s equity securities or of any rights in respect of that entity’s equity securities, or, (i)-(iii) together, the charter documents;

•	issue, sell, pledge, dispose of, grant, deliver, transfer, encumber, or agree, authorize, or commit to the issue, sale pledge, disposition of, grant, delivery, transfer, or encumbrance of, (in each case, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any equity securities;

•	split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, directly or indirectly, any shares of its equity securities;

•	declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any equity securities, or make any other actual, constructive or deemed distribution in respect of its equity securities, except, with respect to UIL, for cash dividends made by any direct or indirect wholly-owned subsidiary of UIL to UIL or one of its wholly-owned subsidiaries and regular quarterly dividends paid by UIL in the same amounts as the regular quarterly dividends paid in 2014 and with record dates and payment dates consistent with the record date and payment date for each quarterly period ended December 31, 2014, and except, with respect to Iberdrola USA, for cash dividends made by any direct or indirect wholly-owned subsidiary of Iberdrola USA to Iberdrola USA or one of its wholly-owned subsidiaries;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merge, consolidation, restructuring, recapitalization or other reorganization;

•	enter into any agreement with respect to the voting of its capital stock;

•	make any material change in any of the accounting principles, policies, procedures or practices used by it or any annual tax accounting period;

•	other than in the ordinary course of business, make, revoke, change or rescind any material tax election, file or amend any income or other material tax return or claim for refund, or enter into any closing agreement affecting any material tax liability or refund or settle or compromise any material tax liability or refund;

•	take, or omit to take, any action that would prevent or impede, or would reasonably be expected to prevent or impede, the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	fail to use its commercially reasonable efforts to maintain, in full force without interruption, its present insurance policies or comparable insurance coverage; or

•	agree or commit to take any of the foregoing actions, or any of the actions set forth below in respect of UIL or Iberdrola USA, as applicable.

Further, except as otherwise expressly permitted by the merger agreement or set forth in the disclosure schedule delivered by UIL to Iberdrola USA in connection with the merger agreement, UIL has agreed that until the earlier to occur of the completion of the merger and the termination of the merger agreement, subject to certain exceptions and limitations, that it will not (and will cause its subsidiaries and joint ventures not to) among other things:

•	incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities in excess of $50,000,000 in the aggregate; and any debt incurred below such amount must be voluntarily pre-payable without material premium, penalties or any other material costs, except for debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on February 25, 2015, loans or advances between UIL and any of its direct or indirect subsidiaries, or between any of its direct or indirect subsidiaries and any refinancing of long-term or short-term debt of UIL or any of its subsidiaries existing as of February 25, 2015, provided that if such refinancing is completed prior to maturity, it must be on substantially similar terms or terms that are more favorable to UIL or such subsidiaries, for the same or lesser principal amount and prepayable by UIL or such subsidiaries without a premium or penalty amount greater than the premium or penalty associated with the debt that is being refinanced;

•	assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person in excess of $10,000,000 in the aggregate, except with respect to obligations of direct or indirect subsidiaries of UIL;

•	make any loans, advances or capital contributions to or investments in any other person (other than UIL or any of its direct or indirect subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of UIL or any of its subsidiaries;

•	mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than permitted liens);

•	authorize or make capital expenditures which are, in the aggregate, greater than 125% of the aggregate amount of capital expenditures scheduled to be made in UIL’s capital expenditure budget for the period indicated as set forth in the UIL disclosure schedule for the items previously budgeted, except for capital expenditures to repair damage resulting from insured casualty events or make emergency repairs or investments required to maintain the safety and reliability of its assets or the continuity of its service in accordance with good utility practices or capital expenditures in response to weather conditions or other emergencies;

•	increase in any respect the compensation, bonus or fringe benefits of any director, officer or employee of UIL or any of its subsidiaries, other than as required by any collective bargaining agreement or UIL employee benefit plan or applicable law, increases in salaries, wages and bonuses of any director, officer or employee made in the ordinary course of business consistent with past practice, and changes made in the ordinary course of business consistent with past practice to group employee benefit plans that do not discriminate in favor of executive level employees;

•	enter into, adopt, renew or amend any UIL employee benefit plan (other than a renewal in accordance with the terms) providing for the payment to any director, officer or employee compensation or benefits contingent, or the terms of which are materially altered, upon or in connection with the merger;

•

other than as required by law or any collective bargaining agreement or pursuant to any UIL Employee Benefit Plan in existence on the date hereof or entered into February 25, 2015 to the extent expressly permitted by the merger agreement, for the benefit of any current or former director, officer or employee of UIL or any of its subsidiaries, pay any benefit not provided for under any UIL employee benefit plan, except for payments and benefits provided to non-executive level employees in the ordinary course of business consistent with past practice, take any action to fund or in any other way secure the payment of compensation or benefits under any UIL employee benefit plan, exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any UIL employee benefit plan (except in the ordinary course of business consistent with past practice with respect to non-executive level employees), enter into or adopt any new employee benefit plan or arrangement or amend, modify or terminate (except as may be required to avoid the imposition of any tax or penalty under Section 409A of the Code or by applicable tax qualification requirements) any existing UIL employee benefit plan, except in the ordinary course of business consistent with past practice with respect to employee benefit plans that either do not apply to executive level employees or that are broad based group benefit plans that do not discriminate in favor of executive level employees, enter into or amend collective bargaining agreements with existing collective bargaining representatives or newly certified bargaining units regarding mandatory subjects of bargaining under applicable law, in each case in a manner inconsistent with past practice to the extent permitted by law, grant the right to receive any severance, termination or retention pay, or increases therein, except for severance or termination pay that may be agreed to be provided in the ordinary course of business consistent with past practice to terminating employees who are not executive level employees in exchange for a release of claims or pay any benefit or grant, amend or modify any award, including in respect of stock options or other equity-related award;

•	settle any pending or threatened legal proceeding if such settlement exceeds $2,500,000 individually or $15,000,000 in the aggregate, subject to certain exceptions;

•	other than in the ordinary course of business consistent with past practice, acquire (by merger, consolidation or acquisition of stock or assets) any other person or any material equity interest therein or assets thereof in excess of $5,000,000 individually or $15,000,000 in the aggregate, or sell, transfer, lease, license or otherwise dispose of any of its properties or assets, which are material to UIL and its subsidiaries, taken as a whole;

•	other than contracts implementing any requirement of law or the outcome of any regulatory proceeding, or as required by any governmental authority or in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect any material contract of UIL or its subsidiaries; or

•	other than in the ordinary course of business consistent with past practice, enter into any contract for the lease or purchase of real property or modify the terms of any real property lease of UIL or any of its subsidiaries.

Moreover, except as otherwise expressly permitted by the merger agreement or set forth in the disclosure schedule delivered by Iberdrola USA to UIL in connection with the merger agreement, Iberdrola USA has agreed until the earlier to occur of the completion of the merger and the termination of the merger agreement, subject to certain exceptions and limitations, that it will not (and will cause its subsidiaries and joint ventures not to) among other things:

•	incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities in excess of $200,000,000 in the aggregate; and any debt incurred below such amount must be voluntarily pre-payable without material premium, penalties or any other material costs, except for debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on February 25, 2015, loans or advances between Iberdrola USA and any of its direct or indirect subsidiaries, or between any of its direct or indirect subsidiaries and any refinancing of long-term or short-term debt of Iberdrola USA or any of its subsidiaries existing as of February 25, 2015, provided that if such refinancing is completed prior to maturity, it must be on substantially similar terms or terms that are more favorable to Iberdrola USA or such subsidiaries, for the same or lesser principal amount and prepayable by Iberdrola USA or such subsidiaries without a premium or penalty amount greater than the premium or penalty associated with the debt that is being refinanced;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person in excess of $40,000,000 in the aggregate, except with respect to obligations of direct or indirect subsidiaries of Iberdrola USA;

•	authorize or make capital expenditures which are, in the aggregate, greater than 125% of the aggregate amount of capital expenditures scheduled to be made in Iberdrola USA’s capital expenditure budget for the period indicated as set forth in the Iberdrola USA disclosure schedule for the items previously budgeted, except for capital expenditures to repair damage resulting from insured casualty events or make emergency repairs or investments required to maintain the safety and reliability of its assets or the continuity of its service in accordance with good utility practices or capital expenditures in response to weather conditions or other emergencies;

•	settle any pending or threatened legal proceeding in excess of $10,000,000 individually or $60,000,000 in the aggregate, subject to certain exceptions;

•	other than in the ordinary course of business consistent with past practice, acquire (by merger, consolidation or acquisition of stock or assets) any other person or any material equity interest therein or assets thereof in excess of $20,000,000 individually or $60,000,000 in the aggregate, or sell, transfer, lease, license or otherwise dispose of any of its properties or assets, which are material to Iberdrola USA and its subsidiaries, taken as a whole;

•	other than as required by any governmental authority or in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect any material contract of Iberdrola USA or its subsidiaries;

•	other than in the ordinary course of business consistent with past practice, enter into any contract for the lease or purchase of real property or modify the terms of any lease or sublease for material leased real property of Iberdrola USA or any of its subsidiaries; or

•	enter into, amend, extend, renew or modify any contract or transaction to which Iberdrola USA and its subsidiaries and joint ventures, on the one hand, and Iberdrola, S.A. and its subsidiaries and joint ventures (other than Iberdrola USA or any of its subsidiaries or joint ventures), on the other hand, are parties, on other than an arm’s length basis.

However, nothing in the merger agreement is intended to give UIL, directly or indirectly, the right to control or direct the business or operations of Iberdrola USA or any of its subsidiaries or joint ventures at any time prior to the effective time. Similarly, nothing in the merger agreement is intended to give Iberdrola USA or merger sub, directly or indirectly, the right to control or direct the business or operations of UIL or any of its subsidiaries or joint ventures at any time prior to the effective time. Prior to the closing of the merger, Iberdrola USA and its subsidiaries and joint ventures and UIL and its subsidiaries and joint ventures will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over their respective businesses and operations.

Acquisition Proposals and Superior Proposals

The merger agreement defines an “acquisition proposal” as any bona fide proposal or offer from any person relating to any:

•	direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of assets or businesses of UIL or its subsidiaries that, in the aggregate, constitute or generate 15% or more of the consolidated net revenue or earnings before interest, taxes, depreciation and amortization (on an estimated current replacement cost basis) for the preceding 12 months of UIL and its subsidiaries, taken as a whole;

•	direct or indirect acquisition or purchase of beneficial ownership of 15% or more of any class of equity securities (by vote or value) of UIL or any of its significant subsidiaries;

•	tender offer or exchange offer that if consummated would result in any person beneficially owning, directly or indirectly, 15% or more of any class of equity securities (by vote or value) of UIL or any of its significant subsidiaries;

•	merger, consolidation, business combination, asset purchase, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving UIL or any of its significant subsidiaries pursuant to which any person (or the stockholders of any person) would own, directly or indirectly, 15% or more of the total voting power of the equity securities of UIL or any of its significant subsidiaries or the surviving entity in a merger with UIL or any of its significant subsidiaries or the resulting direct or indirect parent of UIL or such surviving entity; or

•	any combination of the above transactions.

The merger agreement defines a “superior proposal” as a bona fide written acquisition proposal that the UIL board or committee thereof determines in good faith, after consultation with financial advisors and its outside legal counsel, would result in a transaction more favorable to UIL’s shareowners from a financial point of view than the merger and the other transactions, taking into account,

•	in respect of the acquisition proposal:

•	all relevant legal, financial, conditionality (including whether such acquisition proposal is subject to a financing condition), regulatory and other aspects of such acquisition proposal and the merger and the other transactions contemplated by the merger agreement deemed in good faith to be relevant by the UIL board to the consummation of such acquisition proposal,

•	the identity of the acquisition proposal offeror(s), and

•	the likelihood of completion of such acquisition proposal); and

•	in respect of the merger and the transactions with Iberdrola USA, all of the terms of any proposal by Iberdrola USA to amend or modify the merger and the other transactions contemplated by the merger agreement in response to such proposal);

except that the references to “15%” in the definition of “acquisition proposal” will each be deemed to be a reference to “50%.”

No Solicitation by UIL

Subject to certain exceptions described below, UIL has agreed that it will, and will cause each of its subsidiaries, and will use its reasonable best efforts to cause its and their respective representatives to:

•	immediately cease and cause to be terminated all existing discussions or negotiations with any person with respect to, or that could reasonably be expected to lead to, any acquisition proposal;

•	not solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or the making of any proposal that could reasonably be expected to lead to, any acquisition proposal;

•	not engage in or otherwise participate in any negotiations or discussions regarding, or that could reasonably be expected to lead to, any acquisition proposal;

•	not furnish any nonpublic information regarding UIL or any of its subsidiaries to any person (other than Iberdrola USA or merger sub) in connection with or in response to any acquisition proposal; and

•	not approve, endorse or recommend any acquisition proposal except in connection with an adverse recommendation change (as defined below).

However, before UIL obtains the UIL shareowner approval, UIL is not prohibited from:

•

furnishing nonpublic information regarding UIL or its subsidiaries to, or entering into or participating in discussions or negotiations with, any person in response to an unsolicited, written acquisition proposal that the UIL board concludes in good faith, after consultation with its financial advisors and outside counsel, constitutes, or could reasonably be expected to result in, an acquisition proposal if:

•	the UIL Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, that the acquisition proposal is or could reasonably be expected to lead to a superior proposal and that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties;

•	UIL furnishes any nonpublic information provided to the maker of such acquisition proposal only pursuant and subject to a confidentiality agreement that contains terms that are, in the aggregate, no less favorable to UIL than the confidentiality agreement entered into by UIL and Iberdrola, S.A. in connection with the transactions (it being understood that any such confidentiality agreement need not contain any standstill provisions so long as, concurrently with entering into such confidentiality agreement, UIL agrees to amend the standstill provisions in the confidentiality agreement between UIL and Iberdrola USA to be no more restrictive to Iberdrola USA than those contained in the new confidentiality agreement); and

•	UIL promptly (and, in any event, within 48 hours) makes available to Iberdrola USA any non-public information concerning UIL or its subsidiaries that UIL made available to such person to the extent such information was not previously provided to Iberdrola USA; or

•	failing to enforce, or granting any waiver or release under, any standstill or similar agreement with any person to the extent the UIL board concludes in good faith, after consultation with its financial advisors and outside legal counsel, that taking such action could reasonably be expected to result in a possible superior proposal and that failing to take such action could reasonably be expected to result in a breach of its fiduciary duties and to the extent this action is necessary to allow such person to make a confidential proposal to the UIL board.

If UIL receives an acquisition proposal or any request for nonpublic information relating to UIL or its subsidiaries in connection with an acquisition proposal, UIL must notify Iberdrola USA orally and in writing within 24 hours of receipt of the proposal or request for information, including the identity of the person making the request or acquisition proposal. If the acquisition proposal is made in writing, UIL must include a copy of the acquisition proposal and related draft agreements or other documentation or materials delivered to UIL. If the acquisition proposal is made orally, UIL must include a reasonably detailed summary that includes all material terms of the acquisition proposal. UIL must keep Iberdrola USA informed on a reasonably prompt basis of any change to the material terms of an acquisition proposal (and in no event later than 24 hours after any such change).

Adverse Recommendation Change

Except as provided in the two succeeding paragraphs below, neither the UIL board nor any committee of the UIL board may:

•	withhold, withdraw, change, qualify or modify in a manner adverse to Iberdrola USA, or publicly propose to withhold, withdraw, change, qualify or modify in a manner adverse to Iberdrola USA, the UIL board recommendation;

•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve any acquisition proposal;

•	fail to include the UIL board recommendation in this proxy statement/prospectus;

•	resolve, publicly propose or agree to do any of the above actions, each of which constitutes an adverse recommendation change; or

•

recommend, adopt or approve, or publicly propose to recommend, adopt or approve, or allow UIL or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to (or would reasonably be expected to) lead to, any acquisition proposal or that would require UIL to abandon, terminate or fail to consummate the transactions, or resolve, agree or propose to do any of the actions in this sub-paragraph.

Notwithstanding anything to the contrary in the merger agreement, at any time prior to obtaining the UIL shareowner approval, an adverse recommendation change can be effected if either of the following sets of conditions has been met.

•	If an acquisition proposal has been made to UIL, the UIL board or any committee of the UIL board may effect an adverse recommendation change if:

•	the UIL board or an applicable committee of the UIL board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the offer constitutes a superior proposal and that failure to take action could reasonably be expected to result in a breach of its fiduciary duties;

•	UIL provides Iberdrola USA five business days’ prior written notice of its intention to take such action and the rationale for taking such action (and each time any material revision or amendment to the terms of the acquisition proposal determined to be a superior proposal is made, the five business day period will be extended for additional three business days (for the first extension) or two business days (for each subsequent extension) after notification of such change to Iberdrola USA); and

•	at the end of the applicable periods described above, the UIL board again makes the good faith determination, after consultation with its outside legal counsel and financial advisors (and after taking into account any adjustments or modifications proposed by Iberdrola USA during this period), that the acquisition proposal continues to be a superior proposal, or

•	If no acquisition proposal has been made to UIL, but there has been a change first occurring or becoming known to the UIL board after February 25, 2015 that materially affects or could reasonably be expected to materially affect the business, assets, liabilities, condition (financial or otherwise) or results of operations of UIL and its subsidiaries, taken as a whole, or Iberdrola USA and its subsidiaries, taken as a whole or the shareowners of UIL (including the benefits of the merger to UIL or the shareowners of UIL), and the change is material, individually or in the aggregate with any other such changes first occurring or becoming known to the UIL board after February 25, 2015 and does not involve or relate to an acquisition proposal, then the UIL board may effect an adverse recommendation change if:

•	UIL provides Iberdrola USA five business days’ prior written notice of its intention to take such action and the rationale for taking such action; and

•	at the end of the five business day period described above, the UIL board determines in good faith, after consultation with its financial advisors and outside legal counsel (after taking into account any adjustments or modifications to the terms of the merger agreement proposed by Iberdrola USA during the period described above), that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable laws.

In either case, UIL agrees that during the periods described above, UIL will negotiate in good faith with Iberdrola USA and its representatives, if requested by Iberdrola USA, regarding any adjustments or modifications to the terms of the merger agreement.

No Solicitation by Iberdrola USA

Iberdrola USA has agreed that it will, and will use its reasonable best efforts to cause its affiliates and its and their respective representatives to:

•	immediately cease and cause to be terminated all existing discussions or negotiations with any person with respect to, or that could reasonably be expected to lead to, an Iberdrola USA business combination (as defined below);

•	not solicit, initiate, endorse, knowingly facilitate or knowingly encourage any Iberdrola USA business combination or any inquiries, offers or the making of any proposal that could reasonably be expected to lead to, any Iberdrola USA business combination;

•	enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to effect, any Iberdrola USA business combination or that would reasonably be expected to cause Iberdrola USA to abandon, terminate or fail to consummate the merger;

•	enter into, initiate, continue, engage in or otherwise participate in any way in any discussions or negotiations regarding, or that could reasonably be expected to lead to, any Iberdrola USA business combination; or

•	agree or propose to do any of the above things.

The merger agreement defines an “Iberdrola USA business combination” as:

•	any acquisition or purchase, in a single transaction or a series of transactions of all or any material part of the Iberdrola USA parties (regardless of whether such acquisition or purchase is by means of a sale of assets or a sale of equity securities of one or more of the Iberdrola USA parties or their subsidiaries); or

•	any acquisition, purchase or corporate reorganization by the Iberdrola USA parties or their affiliates that could reasonably be expected to prevent, materially delay or materially impair the consummation of the merger.

UIL Shareowner Meeting

Subject to the satisfaction of certain conditions, and in accordance with the federal securities laws, the CBCA and UIL’s charter documents, UIL has agreed to take all action necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of UIL shareowners, or the UIL shareowner meeting, as soon as reasonably practical for purposes of seeking the approval of the UIL shareowners for the merger and other related matters and to solicit proxies in connection with this proxy statement/prospectus. UIL may adjourn or postpone, and at the request of Iberdrola USA will adjourn or postpone, the UIL shareowner meeting (i) to the extent necessary to ensure that any supplement or amendment to this proxy statement/prospectus that UIL determines in good faith is required by applicable law to be filed and mailed to UIL shareowners is so filed or mailed, or (ii) if there are insufficient shares of UIL common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the UIL shareowner meeting, but any adjournment or postponement at the request of Iberdrola USA cannot be for more than 15 days in the aggregate.

Reasonable Best Efforts to Obtain Required Approvals; Regulatory Matters

Iberdrola USA and UIL agree to cooperate and promptly prepare and file all necessary documentation to effect all necessary applications, notices, petitions and filings, and will use reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things in order to:

•	obtain all approvals and authorizations of all governmental authorities necessary or advisable to consummate and make effective the merger and the other transactions contemplated by the merger agreement in the most expeditious manner reasonably practicable, including with respect to certain statutory approvals required by UIL as identified in the merger agreement, or the UIL required statutory approvals, and certain statutory approvals required by Iberdrola USA as identified in the merger agreement, or the Iberdrola USA required statutory approvals;

•	make all registrations and filings, and thereafter, make any other required registrations, filings or submissions, and pay any fees due in connection with the registrations, filings or submissions, with any governmental authority necessary in connection with the consummation of the transactions contemplated by the merger agreement;

•	defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the completion of the transactions contemplated by the merger agreement;

•	seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to complete the transactions contemplated by the merger agreement, in each case until the issuance of a final, non-appealable order with respect thereto; and

•	execute and deliver any additional agreements or instruments reasonably necessary to complete the transactions contemplated by the merger agreement.

Each of Iberdrola USA and UIL agree to use its reasonable best efforts to take (and to cause its subsidiaries and affiliates to take) any and all steps reasonably necessary, proper or advisable to obtain all approvals and authorizations of all governmental authorities necessary or advisable to complete the merger and other transactions contemplated by the merger agreement, including:

•	obtaining the Iberdrola USA required statutory approvals and the UIL required statutory approvals so as to enable the parties to close the transactions as promptly as reasonably practicable, including, if necessary, by proposing, negotiating, committing to and implementing, by way of operational restriction, consent decree, hold separate order, divestiture, undertaking or otherwise, all terms, conditions, liabilities, obligations, commitments, sanctions or undertakings in respect of UIL, Iberdrola USA and their respective affiliates; except that neither UIL nor any of its subsidiaries will agree to, or accept, any additional or different undertakings, agreements, commitments or conditions in connection with the transactions pursuant to any settlement, negotiation, litigated proceeding or otherwise with any person with respect to obtaining the UIL required statutory approvals and/or the Iberdrola USA required statutory approvals or any other approvals or authorizations without the prior written consent of Iberdrola USA; and

•	filing as promptly as practicable a joint voluntary notice in respect of the transactions contemplated in the merger agreement under Exon-Florio.

Iberdrola USA and UIL will not be required, in connection with obtaining any UIL required statutory approvals or Iberdrola USA required statutory approvals, to agree or consent to or accept any terms, conditions, liabilities, obligations, commitments, sanctions or undertakings as a condition to obtaining the UIL required statutory approvals and the Iberdrola USA required statutory approvals that, individually or in the aggregate, and taking into account any positive effects, would have, or be reasonably likely to have, a material and adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of a business that is 150% the size of, but otherwise identical to, UIL and its subsidiaries, taken as a whole, or a burdensome effect. Neither Iberdrola USA nor UIL nor any of their respective subsidiaries is required to take any action or agree to any commitment that is not conditioned on the closing. None of Iberdrola USA, merger sub or UIL, directly or indirectly through one or more of its respective affiliates, will take any action, including acquiring or making any investment in any person or any division or assets thereof, that would reasonably be expected to prevent, materially impair or materially delay the ability of the parties to consummate the merger and the other transactions.

Neither Iberdrola USA nor UIL will participate in or attend any meeting or engage in any substantive discussion with any governmental authority in respect to the merger agreement, the merger or other transaction contemplated by the merger agreement without providing prior notice of any such meeting or discussion to the other, unless prohibited by applicable law or by applicable governmental authority. In the event a party is prohibited by applicable law or by applicable governmental authority from participating in or attending any such meeting or engaging in any discussion, the other party will keep such party reasonably and promptly apprised. The parties will cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending the merger agreement, the merger or the other transactions contemplated by the merger agreement, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental authority and to the extent reasonably practicable, each party will provide the other party copies of all correspondence, filings and communications between it and its subsidiaries and affiliates and their respective representatives, and any governmental authority with respect to the merger agreement, the merger or the other transactions contemplated by the merger agreement.

Indemnification and Insurance of Directors and Officers

Iberdrola USA and the surviving corporation have agreed that from the effective time, all rights to indemnification and exculpation existing in favor of any current or former director or officer, or individuals performing equivalent functions, of UIL or any of its subsidiaries with respect to any of their activities prior to the closing date, as provided in UIL’s charter documents in effect on February 25, 2015 and under Connecticut law, will survive the closing. Each of the combined company and the surviving corporation agrees that it will indemnify and hold harmless each present and former director and officer of UIL or any of its subsidiaries, determined as of the effective time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that UIL would have been permitted under the laws of the State of Connecticut and UIL’s charter documents in effect on February 25, 2015 to indemnify such person. The combined company or the surviving corporation will also advance expenses as incurred to the fullest extent permitted under applicable law, but the person to whom expenses are advanced must provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Independent counsel selected by the surviving corporation will make any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the laws of the State of Connecticut and UIL’s charter documents.

Additionally, prior to the effective time, UIL will, and if UIL is unable to, Iberdrola USA has agreed to cause the surviving corporation at the effective time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from the effective time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. The benefits and levels of coverage of such policy must be at least as favorable as UIL’s policies existing on February 25, 2015 with respect to matters existing at or prior to the effective time. However, neither the combined company nor the surviving corporation will be required to pay annual premiums in excess of 250% of the annual premiums currently paid by UIL for such insurance.

If UIL and the surviving corporation fail to obtain these “tail” insurance policies as of the effective time, the surviving corporation will, and the combined company has agreed to cause the surviving corporation to, maintain in effect for a period of not less than six years from the effective time the directors’ and officers’ liability insurance and fiduciary liability insurance in place as of February 25, 2015 or use reasonable best efforts to purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance for the six-year period. Such insurance will have benefits and levels of coverage at least as favorable as provided in UIL’s policies existing as of February 25, 2015. However, neither the combined company nor the surviving corporation will be required to pay annual premiums in excess of 250% of the annual premiums currently paid by UIL for such insurance. If the annual premiums for insurance with at least as favorable coverage as UIL’s existing policies exceed 250% of UIL’s current premiums, then the surviving corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Each of Iberdrola USA and the surviving corporation has agreed that if it participates in a transaction or merger where it will not be the surviving corporation or if it transfers all or substantially all of its assets to another person, their obligations with respect to directors’ and officers’ liability insurance and fiduciary liability insurance will be assumed by the successors and assigns of the combined company or the surviving corporation.

Exchange Listing

Iberdrola USA has prepared and submitted a listing application to the NYSE for the common stock of the combined company to be issued pursuant to the merger agreement. Iberdrola USA and UIL have, and will continue to, furnish each other with all relevant information that may be reasonably required in connection with the preparation of the listing application. Iberdrola USA will use its reasonable best efforts to cause the common stock of the combined company that is to be issued pursuant to the merger agreement, to be approved for listing on the NYSE prior to the effective time.

Employee Matters

Iberdrola USA has agreed that each employee of UIL or its subsidiaries at the effective time will be, as of the effective time, an employee of the combined company or its subsidiaries. The merger agreement provides that the employees of UIL or its subsidiaries who remain employed with the combined company or its subsidiaries will be provided, for one year following the effective time (and for so long as such employee remains employed with the combined company or its subsidiaries), with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided by UIL and its subsidiaries to each such continuing employee immediately prior to the effective time, (ii) target annual cash bonus and long-term incentive opportunities (which do not need to be in the form of equity or equity-based grants) that are no less favorable in the aggregate than the target annual cash bonus and long-term incentive opportunities provided by UIL and its subsidiaries to each such continuing employees immediately prior to the effective time, (iii) defined contribution retirement, pension and vacation and other welfare benefits that are no less favorable in the aggregate than those provided by UIL and its subsidiaries to such continuing employees immediately prior to the effective time and (iv) severance benefits that are no less favorable than the severance benefits provided by UIL and its subsidiaries to such continuing employees immediately prior to the effective time; provided, however, that these requirements will not apply to continuing employees who are covered by a collective bargaining agreement.

Additionally, Iberdrola USA will waive, or cause the surviving corporation to waive, any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Iberdrola USA or its affiliates. Iberdrola USA will give each continuing employee credit, for the plan year in which the effective time occurs, towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the effective time for which payment has been made and will give such continuing employees service credit for such continuing employee’s employment with UIL and its subsidiaries, for the purposes of vesting, benefit accrual and eligibility to participate under each combined company benefit plan that corresponds to or replaces the UIL employee benefit plan in which such continuing employee participated in prior to the effective time, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits. Lastly, Iberdrola USA will, or will cause the surviving corporation or another of Iberdrola USA’s affiliates to, honor all employee benefit obligations to current and former employees under the UIL employee benefit plans.

Certain Other Covenants

The merger agreement contains certain other covenants and agreements, including, among others, those relating to:

•	obligations of each of Iberdrola USA and UIL to promptly notify the other party if it becomes aware of any event, fact or circumstance that would make the satisfaction of the conditions to closing impossible or unlikely;

•	obligations of each of Iberdrola USA and UIL to provide access to the books and records and personnel of each party to the other party and the obligation of UIL to provide Iberdrola USA with access to its properties, subject to certain restrictions;

•	restrictions and obligations on making public announcements regarding the merger;

•	obligation of UIL to notify Iberdrola USA of any shareowner litigation related to the merger agreement, the merger or the other transactions contemplated by the merger agreement that is brought or threatened against UIL and/or the members of the UIL board, give Iberdrola USA the opportunity to participate in the defense or settlement of any such shareowner litigation, and not settle any shareowner litigation without Iberdrola USA’s prior written consent, which will not be unreasonably withheld, conditioned or delayed, subject to certain exceptions;

•	obligations of each of Iberdrola USA and UIL to use reasonable best efforts to take all actions and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to carry out the intent and purposes of the merger agreement;

•	obligations of Iberdrola USA, prior to the closing, to issue additional shares of combined company common stock to Iberdrola, S.A., such that immediately after the closing, after giving effect to the merger and the other transactions contemplated by the merger agreement, Iberdrola, S.A. will own an aggregate number of shares of the combined company common stock equal to 81.5% of all issued and outstanding shares of the combined company common stock;

•	obligations of Iberdrola USA to amend its charter documents prior to the closing to conform with the form of such documents attached as exhibits to the merger agreement;

•	obligations of Iberdrola USA regarding entering into a shared services agreement with Iberdrola, S.A. or its affiliates regarding the provision of various corporate and other shared services to the combined company and its subsidiaries on an arm’s length basis and on financial and other material terms no less favorable to the combined company than the terms related to the provision of shared services existing as of February 25, 2015 and at costs no greater than those incurred and reflected in the Iberdrola USA financial statements provided in conjunction with the merger agreement (and attached to Iberdrola USA’s disclosure schedule), except that such costs are subject to ordinary course, market adjustments to be made on arm’s length basis. Iberdrola USA will not enter into a new shared services agreement before obtaining the approval of a committee comprised solely of its independent directors for such shared services agreement and of Iberdrola USA and such committee shall consult with UIL regarding the scope, nature and terms of the services to be provided under such shared services agreement;

•	obligations of Iberdrola USA and UIL to negotiate in good faith in respect of and of Iberdrola USA to enter into a shareholder agreement with Iberdrola, S.A. containing certain terms set forth in the shareholder agreement term sheet attached as an exhibit to the merger agreement, or the shareholder agreement term sheet, and other terms agreed to by UIL, Iberdrola USA and Iberdrola, S.A. that are not inconsistent with the shareholder agreement term sheet;

•	obligations of Iberdrola USA regarding the governance of the combined company and the continuation of charitable support currently provided by UIL to the service areas of UIL and its subsidiaries; and

•	obligations of the UIL board and the Iberdrola USA board, prior to the effective time, to adopt resolutions consistent with the interpretative guidelines of the SEC pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt for the purposes of Section 16 of the Exchange Act the conversion of UIL common stock into the combined company common stock, the conversion of UIL stock awards and the acquisition of the combined company common stock pursuant to the terms of the merger agreement by officers and directors of UIL subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of UIL who may become an officer or director of the combined company subject to the reporting requirements of Section 16(a) of the Exchange Act.

Conditions to Completing the Merger

Conditions to Each Party’s Obligation to Effect the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by Iberdrola USA and UIL of the following conditions:

•	the UIL shareowner approval will have been obtained;

•	no temporary restraining order or preliminary or permanent injunction or other order by any governmental authority of competent jurisdiction preventing completion of the merger, or applicable law prohibiting, materially restraining or making illegal the completion of the merger will be in effect;

•	Iberdrola USA and UIL will have obtained the following statutory approvals identified in the merger agreement at or prior to the effective time, and such approvals will have become final orders;

•	expiration or termination of the waiting period under the HSR Act;

•	authorization by the PURA;

•	authorization by the DPU;

•	authorization by FERC;

•	authorization from the FCC for transfers of certain radio licenses;

•	CFIUS will have concluded their review and the President of the United States of America will not have taken action to block or prevent the completion of the transactions and no requirements or conditions to mitigate any national security concerns will have been imposed; and

•	the registration statement on Form S-4 filed with the SEC by Iberdrola USA in connection with the offer of the Iberdrola USA common stock to be delivered as consideration pursuant to the merger will have become effective under the Securities Act, and no stop order will be in effect, and the combined company common stock will have been authorized for listing on the NYSE, subject to official notice of issuance.

Conditions to Obligations of Iberdrola USA and Merger Sub

The obligation of Iberdrola USA and merger sub to effect the merger is also subject to satisfaction or waiver of the following conditions:

•	the representations and warranties of UIL set forth in the merger agreement, subject to certain exceptions, will be true and correct as of February 25, 2015 and as of the closing as though made on and as of the closing, except for such failures to be true and correct that do not have, individually or in the aggregate, a UIL material adverse effect;

•	the representations and warranties of UIL concerning organization and qualification, certain provisions relating to UIL capital stock and UIL authority to enter into the merger agreement, subject to certain exceptions, will be true and correct in all respects (except de minimis errors) as of February 25, 2015 and as of the closing;

•	UIL will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing;

•	a UIL material adverse effect will not have occurred after February 25, 2015;

•	Iberdrola USA will have received a certificate signed by an executive officer of UIL, dated the closing date, certifying that the foregoing conditions have been satisfied;

•	the final orders granting certain of the UIL required statutory approvals and certain of the Iberdrola USA required statutory approvals identified in the merger agreement will not impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a burdensome effect; and

•	Iberdrola USA will have received a tax opinion from Latham & Watkins, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Latham & Watkins will be entitled to receive and rely upon customary certificates and representations of officers of Iberdrola USA, merger sub and UIL.

Conditions to Obligations of UIL

The obligation of UIL to effect the merger is also subject to satisfaction or waiver by UIL of the following conditions:

•	each of the representations and warranties of Iberdrola USA set forth in the merger agreement, subject to certain exceptions, will be true and correct as of February 25, 2015 and as of the closing as though made on and as of the closing, except for such failures to be true and correct that do not have, individually or in the aggregate, an Iberdrola USA material adverse effect;

•	the representations and warranties of Iberdrola USA concerning organization and qualification, Iberdrola USA capital stock and the authority of Iberdrola USA to enter into the merger agreement, subject to certain exceptions, will be true and correct in all respects (except de minimis errors) as of February 25, 2015 and as of the closing;

•	Iberdrola USA and merger sub will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing;

•	an Iberdrola USA material adverse effect will not have occurred after February 25, 2015;

•	UIL will have received a certificate signed by an executive officer of Iberdrola USA, dated the closing date, certifying that the foregoing conditions have occurred;

•	the final orders granting certain of the UIL required statutory approvals and certain of the Iberdrola USA required statutory approvals identified in the merger agreement will not impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a burdensome effect; and

•	UIL will have received an opinion of Sullivan & Cromwell, dated the closing date to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Sullivan & Cromwell will be entitled to receive and rely upon customary certificates and representations of officers of Iberdrola USA, merger sub and UIL.

Each of Iberdrola USA, merger sub and UIL may, to the extent permitted by applicable law, waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions have not been met.

Termination

The merger agreement may be terminated prior to the effective time by mutual written agreement of Iberdrola USA and UIL. The merger agreement may also be terminated prior to the effective time in the following manner.

By either Iberdrola USA or UIL:

•

in the event that any governmental authority has denied either any Iberdrola USA required statutory approval or UIL required statutory approval and such denial is final and nonappealable or if any law or final order that permanently restrains, enjoins or otherwise prohibits the completion of the merger is no longer subject to rehearings or appeals, and the party seeking to terminate the merger agreement due to the foregoing reasons has used its reasonable best efforts to contest, appeal and change such denial or to contest, appeal and remove such law or final order;

•	in the event that the merger has not been completed by the outside date, if the failure to complete the merger on or before the outside date is not caused by any breach of the merger agreement by the party electing to terminate the merger agreement (the outside date may be extended at the election of either UIL or Iberdrola USA by up to two successive three month periods if the conditions to closing relating to required statutory approvals identified in the merger agreement and CFIUS review have not been satisfied and all other conditions to the closing have been satisfied or are capable of being satisfied at the closing), and the party seeking to terminate the merger agreement due to the foregoing reason it is not then in breach in any material respect of any of its material covenants or agreements contained in the merger agreement; or

•	if the UIL shareowner approval is not obtained at the UIL shareowner meeting where such matter was presented to the UIL shareowners for approval and properly voted upon.

Unilaterally by Iberdrola USA:

•	in the event that the UIL board has failed to make the UIL board recommendation, to include the UIL board recommendation in this proxy statement/prospectus or to publicly reaffirm the UIL board recommendation within five business days of receipt of a written request from Iberdrola USA during the period following the receipt by UIL of a bona fide acquisition proposal that has not been withdrawn and prior to the date on which the UIL shareowner approval is received (Iberdrola USA will be entitled to make a written request for reaffirmation only once with respect to each acquisition proposal or material amendment thereto) or the UIL board has effected an adverse recommendation change, whether or not permitted by the terms of the merger agreement; or

•	in the event that UIL breaches any of the covenants or agreements or any of its representations or warranties in the merger agreement, which, individually or in the aggregate, results in, if occurring or continuing on the closing date, the failure of any condition required to be satisfied for Iberdrola USA and merger sub to effect the merger, and such breach is not cured within 45 days following written notice to UIL or by its nature or timing cannot be cured within the 45-day period (but Iberdrola USA can only terminate due to the foregoing reason if neither Iberdrola USA nor merger sub is then in breach in any material respect of any of their material covenants or agreements).

Unilaterally by UIL:

•	if UIL effects an adverse recommendation change to accept an acquisition proposal prior to obtaining the UIL shareowner approval (provided that UIL pays the termination fee (as described below)); or

•	in the event that Iberdrola USA or merger sub breaches any of the covenants or agreements or any of its representations or warranties in the merger agreement, which, individually or in the aggregate, results in, if occurring or continuing on the closing date, the failure of any condition required to be satisfied for UIL to effect the merger, and such breach is not cured within 45 days following written notice to Iberdrola USA or by its nature or timing cannot be cured within the 45-day period (but UIL can only terminate due to the foregoing reason if it is not then in breach in any material respect of any of its material covenants or agreements).

The party who intends to terminate the merger agreement must provide the other party with written notice, specifying the provision or provisions of the merger agreement pursuant to which the termination is effected.

Effect of Termination

If the merger agreement is terminated as described above, the merger agreement will become null and void and no party will have any liability under the merger agreement, except that:

•	no such termination will relieve the breaching party from liability resulting from any knowing and intentional breach by such party of the merger agreement; and

•	designated provisions of the merger agreement will survive the termination, including (i) provisions regarding payment of the termination fee and the reimbursement of fees and expenses incurred in connection with the merger agreement and the transactions, (ii) provisions describing the effects of termination and (iii) general provisions such as governing law, entire agreement, waivers and consents and notices.

Fees and Expenses

Termination Fees

If Iberdrola USA terminates the merger agreement because the UIL board (i) fails to make a UIL board recommendation, (ii) fails to include the UIL board recommendation in this proxy statement/prospectus, (iii) fails to publicly affirm the UIL board recommendation within five business days of receipt of a written request from Iberdrola USA during the period following receipt by UIL of a bona fide acquisition proposal prior to the date UIL shareowner approval is received or (iv) has effected an adverse recommendation change, or if UIL terminates the merger agreement because the UIL board has effected an adverse recommendation change to accept an acquisition proposal, then UIL must pay to Iberdrola USA the termination fee, in same-day funds, promptly upon delivery of the written notice of termination (and in any event within one business day of termination).

If either Iberdrola USA or UIL terminates the merger agreement because any governmental authority denies any UIL required statutory approval or Iberdrola USA required statutory approval, any law or order permanently restrains, enjoins or otherwise prohibits consummation of the merger or the parties fail to consummate the merger by the outside date and the failure to consummate the merger on or before the outside date is not caused by any breach of the merger agreement by the party electing to terminate the merger agreement (and in each of the foregoing cases, only if the registration statement on Form S-4 filed by Iberdrola USA was declared effective and remained effective for a sufficient period of time for UIL to hold the UIL shareowner meeting and the UIL shareowner approval has not been obtained), or if the UIL shareowner approval is not obtained at the UIL shareowner meeting, or if Iberdrola USA terminates the merger agreement because UIL breached any of its covenants or agreements or representations or warranties which breach, either individually or in the aggregate, would result in the failure of the Iberdrola USA conditions to closing, and, in any case, before the termination, there has been an acquisition proposal which was not publicly withdrawn at least ten business days before the date of the UIL shareowner meeting, and within 12 months of the termination UIL consummates, or enters into a definitive agreement to effect a transaction pursuant to an acquisition proposal, then UIL will pay to Iberdrola USA the termination fee. Notwithstanding the foregoing, any reimbursable expenses previously paid by UIL to Iberdrola USA will be credited and offset against UIL’s payment of the termination fee. As used in this paragraph, the definition of acquisition proposal is modified by substituting “50%” for “15%” and substituting “UIL” for “UIL and its significant subsidiaries” when referring to the equity securities or voting power of equity securities of UIL and its significant subsidiaries.

Expenses

Except as provided otherwise in the provisions of the merger agreement related to termination fees and expenses, all fees and expenses incurred in connection with the merger agreement and the transactions will be paid by the party incurring such fees or expenses, whether or not the merger is completed.

If the merger agreement is terminated by Iberdrola USA as a result of UIL’s breach of any of its covenants, agreements, representations or warranties in the merger agreement or by either party in the event that the UIL shareowner approval is not obtained at the UIL shareowner meeting, then UIL will promptly, but no later than one business day after the date of termination and a written demand from Iberdrola USA, pay to Iberdrola USA the reimbursable expenses incurred by Iberdrola USA and its affiliates in connection with the merger agreement or the transaction (including with respect to obtaining financing), in an amount not to exceed $15,000,000. If the merger agreement is terminated by UIL as a result of Iberdrola USA’s or merger sub’s breach of any of its respective covenants, agreements, representations or warranties in the merger agreement, then Iberdrola USA will promptly, but in no event later than one business day after the date of termination and a written demand from UIL, pay to UIL the reimbursable expenses incurred by UIL and its affiliates in connection with the merger agreement or the transaction (including with respect to obtaining financing), in an amount not to exceed $15,000,000.

If either party fails to promptly pay the termination fee or reimbursable expenses, then the party failing to make such prompt payment will pay the other party cumulative interest on the amount of the payment due at the prime rate published in the Wall Street Journal plus three percent (3%) accruing daily from the date such payment was due under the merger agreement until the date of payment.

Miscellaneous

Waivers and Consents

All waivers and consents relating to the merger agreement must be in writing. No waiver by any party of any breach or anticipated breach of any provision of the merger agreement by any other party will be a deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach. Except as provided otherwise, no action taken pursuant to the merger agreement, including any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance by any other party with any representations, warranties, covenants or agreements contained in the merger agreement. The failure of any party to assert any rights under the merger agreement or otherwise will not constitute a waiver of such rights.

Governing Law

The merger agreement, and all claims or causes of action that may arise or relate to the merger agreement or the negotiation, execution or performance of the merger agreement will be governed by and construed in accordance with the laws of the State of New York without regard to any choice or conflict of law principles or rules, except that any matter relating to the fiduciary obligations of the UIL board will be governed by the laws of the State of Connecticut and the mechanics of the merger will be governed by the CBCA.

Each party agrees that all claims arising out of or in connection with the merger agreement will be brought in New York state court sitting in New York County or, if such state court does not have subject matter jurisdiction, the federal court sitting in New York County, New York. Each party waives its right to a trial by jury in connection with any suit, action or proceeding relating to the merger agreement or transactions.

Specific Performance

To prevent breaches or threatened breaches by the parties of any of their respective covenants or obligations set forth in the merger agreement and to enforce specifically the terms and provisions of the merger agreement, the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement, in addition to any other remedy to which they are entitled to at law or equity.

Assignments, Successors and No Third-Party Rights

No party may assign any of its rights or delegate any of its obligations under the merger agreement without the prior written consent of the other parties, and any unauthorized purported assignment will be void. Except as expressly provided in the merger agreement, nothing expressed or referred to in the merger agreement will be construed to give any person other than the parties to the merger agreement any legal or equitable right, remedy or claim under or with respect to the merger agreement. Subject to the provisions related to termination, each of Iberdrola USA and UIL will have the right, on behalf of its respective stockholders, to pursue damages against the other parties for losses in the event of any breach of the merger agreement by the other parties.

SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

OF IBERDROLA USA

The following tables set forth Iberdrola USA’s selected historical combined and consolidated financial data. You should read the following selected combined and consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Iberdrola USA’s combined and consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of future results. Iberdrola USA’s financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

The selected historical combined and consolidated financial information of Iberdrola USA as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from Iberdrola USA’s audited historical combined and consolidated financial statements prepared in accordance with U.S. GAAP, included elsewhere in this proxy statement/prospectus. The selected historical combined statements of operations data for the years ended December 31, 2011 and 2010 and the selected historical combined balance sheet data as of December 31, 2012, 2011 and 2010 (collectively “historical unaudited financial information”), prepared in accordance with U.S. GAAP, have been derived from Iberdrola USA’s unaudited accounting records and are not included in the historical combined financial statements included in this proxy statement/prospectus.

The selected historical consolidated statements of operations data for the six months ended June 30, 2015 and 2014 and the selected historical consolidated balance sheet data as of June 30, 2015 have been derived from Iberdrola USA’s unaudited consolidated financial statements. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods.

In the opinion of Iberdrola USA’s management, all adjustments considered necessary for a fair presentation of the interim June 30 financial information and historical unaudited financial information have been included.

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in millions)
Consolidated and Combined Statements of Operations Data:
Operating revenues	$2,166	$2,494	$4,594	$4,313	$4,055	$4,761	$4,662
Net income (loss) from continuing operations	117	263	424	(64)	170	(42)	(882)
Earnings (loss) from continuing operations per common share, basic and diluted	$0.5	$1.1	$1.7	$(0.3)	$0.7	$(0.2)	$(2.2)

	As of June 30,	As of December 31,
	2015	2014	2013	2012	2011	2010
	(in millions)
Consolidated and Combined Balance Sheet Data:
Total assets	$24,181	$24,252	$23,209	$23,860	$23,991	$24,981
Non-current debt	2,835	2,516	2,696	2,813	2,911	2,811

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in millions)
Other Financial Data (Non-GAAP):
Adjusted EBITDA(1)	$638	$866	$1,539	$1,393	$1,285	$1,288	$1,167

(1)	Iberdrola USA defines adjusted EBITDA as net income (loss) attributable to Iberdrola USA, adding back net income (loss) attributable to other non-controlling interests, income tax expense (benefit), depreciation and amortization, impairment of non-current assets and interest expense, net of capitalization, and then subtracting other income and (expense), earnings (losses) from equity method investments and income from discontinued operations. The most directly comparable U.S. GAAP measure to adjusted EBITDA is net income. The following table reconciles net income to adjusted EBITDA for the periods presented:

		Six Months Ended June 30,		Year Ended December 31,
		2015	2014	2014	2013	2012	2011	2010
		(in millions)
Net Income (Loss) Attributable to Iberdrola USA, Inc.		$117	$263	$424	$(65)	$243	$(42)	$(882)
Add:	Net income attributable to other non-controlling interests	—	—	—	1	1	2	2
	Income tax expense (benefit)	47	206	282	26	(121)	(213)	—
	Depreciation and amortization	362	311	629	617	571	607	559
	Impairment of non-current assets	7	9	25	620	463	609	779
	Interest expense, net of capitalization	127	117	243	245	316	318	357
Less:	Other income and (expense)	22	31	52	54	117	(5)	—
	Earnings (losses) from equity method investments	—	9	12	(3)	(3)	(6)	(13)
	Income from discontinued operations	—	—	—	—	74	4	(339)

Adjusted EBITDA (Non-GAAP)		$638	$866	$1,539	$1,393	$1,285	$1,288	$1,167

Iberdrola USA presents non-GAAP financial measures because Iberdrola USA believes that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. Iberdrola USA also uses these measures internally to establish budgets and operational goals to manage and monitor Iberdrola USA’s business, as well as evaluating Iberdrola USA’s underlying historical performance. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Iberdrola USA’s operating results as reported under U.S. GAAP.

Non-GAAP financial measures are not measurements of Iberdrola USA’s performance under U.S. GAAP and should not be considered as alternatives to operating income, net income or any other performance measures determined in accordance with U.S. GAAP. For additional information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA—Non-GAAP Financial Measures” included elsewhere in this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF IBERDROLA USA

The following discussion and analysis of Iberdrola USA’s financial condition and results of operations should be read together with the consolidated financial statements of Iberdrola USA and related notes thereto and other financial information appearing elsewhere in this document. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 68 of this proxy statement/prospectus. Iberdrola USA’s actual results could differ materially from those contained in forward-looking statements as a result of many factors, including those discussed in the section entitled “Risk Factors” beginning on page 37 of this proxy statement/prospectus and elsewhere in this proxy statement/prospectus.

Executive Overview

Iberdrola USA is a direct, wholly-owned subsidiary of Iberdrola, S.A., a corporation (sociedad anónima) organized under the laws of Spain, one of the world’s leading global energy companies. Iberdrola USA holds the U.S. operations of Iberdrola, S.A. through its direct, wholly-owned operating subsidiaries, Iberdrola Networks and IRHI. IRHI in turn holds Iberdrola Renewables and Iberdrola Energy Holdings. Iberdrola Networks provides the transmission and distribution of electricity and the distribution of natural gas through regulated electric and gas public utility affiliates. Iberdrola Renewables develops, constructs and operates a portfolio consisting primarily of renewable energy generation facilities using wind, solar and thermal power. Iberdrola Energy Holdings operates natural gas storage facilities and gas trading businesses.

Through Iberdrola Networks, Iberdrola USA owns electric transmission and distribution companies and natural gas distribution companies in New York and Maine, delivering electricity to approximately 1.9 million electric utility customers, with a rate base of $5.2 billion as of June 30, 2015, and delivering natural gas to 574,000 natural gas public utility customers, with a rate base of $1.0 billion as of June 30, 2015. Iberdrola Networks strives to be a leader in safety, reliability and quality of service to its utility customers. Iberdrola Networks serves as a super-regional energy services and delivery company through four regulated utility companies owned by Iberdrola Networks:

•	NYSEG: serves electric and natural gas customers across more than 40% of upstate New York geographic area;

•	RG&E: serves electric and natural gas customers within a nine-county region in western New York, centered around Rochester;

•	CMP: serves electric customers in central and southern Maine; and

•	MNG: serves natural gas customers in several communities in central and southern Maine.

NYSEG, RG&E, CMP and MNG, which comprise Iberdrola Networks’ primary operations, are subject to rate regulation established predominantly by state utility commissions, such as the NYPSC for transmission and distribution in New York and the MPUC for distribution in Maine. Iberdrola Networks’ regulated distribution utilities deliver electricity and/or natural gas to all customers in their service territory at rates established under cost of service regulation. Under this regulatory structure, Iberdrola Networks’ regulated distribution utilities recover the cost of providing distribution service to their customers based on its costs, and earn a return on their capital investment in utility assets. For additional information regarding Iberdrola USA’s regulatory environment, please see the section entitled “Additional Information about Iberdrola USA—Regulatory Environment and Principal Markets—State Regulation.” The approved regulatory treatment on various matters significantly affects Iberdrola Networks’, and in turn Iberdrola USA’s, results of operation, financial position and cash flows. NYSEG, RG&E, CMP and MNG are operating under rate plans or rate case orders that allow for recovery of cost to provide delivery service. For more information regarding how Iberdrola Networks generates revenues, see the section entitled “—Factors Affecting Financial Condition and Results of Operations—Iberdrola

Networks—Revenues” below. NYSEG and RG&E’s current rate plans went into effect on August 26, 2010. On May 20, 2015, NYSEG and RG&E filed rate cases in New York for new rates to become effective in April 2016. CMP’s current distribution rates went into effect on August 25, 2014 and MNG’s current rate plan went into effect on December 22, 2009. On March 5, 2015, MNG filed a rate case, the final determination on which is expected by the end of 2015. CMP’s transmission rates are determined by a tariff regulated by FERC and administered by ISO-NE. Transmission rates are set annually pursuant to a FERC authorized formula that allows for recovery of direct and allocated transmission operating and maintenance expenses, including return of and on investment in assets.

The following table provides an overview of the rate plans for Iberdrola Networks’ regulated utilities as of June 30, 2015, except for actual ROE, which is as of December 31, 2014.

	NYSEG		RG&E		CMP		MNG
	Electric	Gas	Electric	Gas	Distribution	Transmission	Gas
Regulatory Jurisdiction	NYPSC	NYPSC	NYPSC	NYPSC	MPUC	FERC	MPUC
Rate Base (in billions)	$1.8	$0.5	$1.1	$0.4	$0.7	$1.5	$0.1
Authorized Distribution ROE	10.0%	10.0%	10.0%	10.0%	9.45%	10.57%-11.74%	10.0%
Equity Ratio	48.0%	48.0%	48.0%	48.0%	50.0%	53%-59%	50.0%
Actual ROE	9.65%	10.0%	9.49%	7.28%	9.56%	10.75%	(0.75)%
Supply Cost Recovery	Pass- through	Pass- through	Pass- through	Pass- through	N/A	N/A	Pass- through
Revenue Decoupling Mechanism	Yes	Yes	Yes	Yes	Yes	No	No
Capital Trackers(1)	No	No	No	No	No	Yes/Annual Formula	No
Customer Service Metrics	Yes	Yes	Yes	Yes	Tracking Only	N/A	No

(1)	Capital trackers enable utilities to update their transmission and distribution rates periodically to reflect changes in invested capital.

For more information regarding the rate plans, see the sections entitled “—Factors Affecting Financial Condition and Results of Operations—Iberdrola Networks—Rates” and “Additional Information about Iberdrola USA—Regulatory Environment and Principal Markets.”

Continuing uncertainty in the evolution of the utility industry, particularly the electric utility industry, has resulted in several federal and state regulatory proceedings that could significantly affect Iberdrola USA’s operations and the rates that its customers pay for energy. Those proceedings, which are discussed in the sections entitled “—Factors Affecting Financial Condition and Results of Operations—Iberdrola Networks—Reforming the Energy Vision”, “—New England Transmission Owners”, “—New York Transco” below, “Risk Factors—Risks Relating to Iberdrola USA’s Regulatory Environment—The NYPSC has initiated a proceeding that may result in the alteration of the public utility model in New York State and could materially and adversely impact the business and operations of Iberdrola USA in New York State” and “Additional Information about Iberdrola USA—Regulatory Environment and Principal Markets—State Regulation” could affect the nature of the electric and natural gas utility industries in New York and New England. Additionally, the outcome of future rates for the New York and Maine businesses remains uncertain due to the pending rate proceedings. Iberdrola Networks may not be able to recover from customers increasing costs, taxes or state mandated assessments or surcharges, which could adversely affect Iberdrola Networks’ ability to generate a reasonable rate of return. Iberdrola Networks’ current electric and gas rate plans include revenue decoupling mechanisms, or RDMs. There can be no guarantee that such decoupling mechanisms or recovery and reconciliation mechanism will remain part of the rate plan of Iberdrola Networks in future rate proceedings. For additional information, see “Risk Factors—Risks Relating to Iberdrola USA’s Regulatory Environment—Iberdrola USA’s regulated utility operations may not be able to recover costs in a timely manner or at all or obtain a return on certain assets or invested capital through base rates, cost recovery clauses, other regulatory mechanisms or otherwise.” Iberdrola USA expects to manage these risks by participating in the respective regulatory proceedings and presenting evidence in support of its costs and revenues.

Iberdrola Networks has maintained a consistent energy delivery and services strategy over the past several years, focusing on the safe, secure and reliable transmission and distribution of electricity and natural gas in an environmentally sensitive manner. Each rate plan constitutes a critical component of the success of Iberdrola Networks, and in turn Iberdrola USA. While specific provisions may vary among each public utility subsidiary, Iberdrola USA’s overall strategy includes creating stable rate environments that allow these subsidiaries to earn a fair return while minimizing price increases and sharing achieved savings with customers.

Through Iberdrola Renewables, Iberdrola USA had a combined wind, solar and thermal installed capacity of 6,330 MW as of June 30, 2015, including Iberdrola Renewables’ share of joint projects, of which 5,645 MW was installed wind capacity. As the second largest wind operator in the United States based on installed capacity as of June 30, 2015, Iberdrola Renewables strives to lead the transformation of the U.S. energy industry to a competitive, clean energy future. Iberdrola Renewables currently operates 53 wind farms in 18 states across the United States. Approximately 69% of the capacity was contracted for an average period of 9 years as of June 30, 2015.

Through Iberdrola Energy Holdings, as of June 30, 2015 Iberdrola USA owns approximately 67.5 Bcf of net working natural gas storage capacity. Through Iberdrola Energy Services, Iberdrola Energy Holdings operates 53.25 Bcf of contracted or managed natural gas storage capacity in North America as of June 30, 2015.

Factors Affecting Financial Condition and Results of Operations

The financial condition and financing capability of Iberdrola USA will be dependent on many factors, including the level of income and cash flow of its subsidiaries, conditions in the bank and capital markets, economic conditions, interest rates and legislative and regulatory developments.

Iberdrola Networks

Electric Transmission and Distribution and Natural Gas Distribution

The operating subsidiaries of Iberdrola Networks are regulated electric distribution and transmission and natural gas transportation and distribution utilities whose structure and operations are significantly affected by legislation and regulation. FERC regulates, under the FPA, the interstate transmission and wholesale sale of electricity by these regulated utilities, including transmission rates and allowed ROE. Further, the distribution rates and allowed ROEs for Iberdrola Networks’ regulated utilities in New York and Maine are subject to regulation by the NYPSC and the MPUC, respectively. Legislation and regulatory decisions implementing legislation establish a framework for Iberdrola Networks’ operations. Other factors affecting Iberdrola Networks’ financial results are operational matters, such as the ability to manage expenses, uncollectibles and capital expenditures, in addition to major weather disturbances and environmental regulation. Iberdrola Networks expects to continue to make capital investments in its distribution and transmission infrastructure.

Pursuant to Maine law, CMP earns revenue for the delivery of energy to its retail customers, but is prohibited from selling power to them. CMP generally does not enter into purchase or sales arrangements for power with ISO-NE, the New England Power Pool, or any other independent system operator, or ISO, or similar entity. CMP generally sells all of its power entitlements under its nonutility generator and other purchase power contracts to unrelated third parties under bilateral contracts. If the MPUC does not approve the terms of bilateral contracts, it can direct CMP to sell power entitlements that it receives from those contracts on the spot market through ISO-NE. NYSEG and RG&E enter into power purchase and sales transactions with the New York Independent System Operator, Inc., or NYISO, to have adequate supplies for their customers who choose to purchase energy directly from them. Customers may also choose to purchase energy from other energy supply companies.

For additional information regarding Iberdrola Networks, including a comprehensive overview of Iberdrola USA’s regulated businesses, please see the section entitled, “Additional Information about Iberdrola USA—Iberdrola Networks.”

Revenues

Iberdrola Networks utilizes regulatory deferrals to evaluate its financial condition and operating performance by reconciling differences between actual revenue received or cost incurred with the rate allowances provided under the tariffs set by the state utilities commissions and FERC. Regulatory deferrals create regulatory assets and liabilities under FERC, consistent with U.S. GAAP financial accounting standards. Regulatory deferrals in New York include electric and gas supply costs, purchase power agreements, downward net plant reconciliations, revenue decoupling, system benefit charges, renewable portfolio standards, energy efficiency portfolio standards, economic development programs, low income programs, gross receipt taxes, pension costs, other post-employment benefits costs, environmental remediation costs, major storm costs, downward adjustments for vegetation management, research and development, incremental maintenance initiatives, property taxes and certain legislative, accounting, regulatory and tax related actions. Regulatory deferrals in Maine include stranded costs, revenue decoupling, power tax regulatory asset, environmental remediation, storm reserve accounting, electric thermal storage pilot costs, standard offer retainage costs, advanced metering infrastructure (AMI) opt-out program costs, AMI deferral costs, AMI legal / health proceeding costs, conservation program costs, demand side management costs, low income program costs, Electric Lifeline Program costs, Make-Ready line extension costs, electric vehicle pilot program costs and transmission planning and related cost allocation.

NYSEG’s and RG&E’s electric and natural gas rate plans and CMP’s electric rates each contain a revenue decoupling mechanism under which their actual energy delivery revenues are compared on a periodic basis with the authorized delivery revenues and the difference accrued, with interest, for refund to or recovery from customers, as applicable.

Iberdrola Networks’ New York regulated utilities, NYSEG and RG&E, are delivery companies and provide energy supply as providers of last resort. Energy costs that are set on the New York wholesale markets are passed on to consumers. The difference between actual energy costs that are incurred and those that are initially billed are reconciled in a process that results in either immediate or deferred tariff adjustments. These procedures apply to other costs, which are in most cases exceptional, such as the effects of extreme weather conditions, environmental factors, regulatory and accounting changes, and treatment of vulnerable customers, that are offset in the tariff process.

Pursuant to agreements with the NYPSC and MPUC, NYSEG, RG&E, CMP and MNG are each subject to a minimum equity ratio requirement that is tied to the capital structure assumed in establishing revenue requirements. Pursuant to these requirements, each of NYSEG, RG&E, CMP and MNG must maintain a minimum equity ratio equal to the ratio in its currently effective rate plan or decision measured using a trailing 13-month average. On a monthly basis, each utility must maintain a minimum equity ratio of no less than 300 basis points below the 13-month average minimum equity ratio. The minimum equity ratio requirement has the effect of limiting the amount of dividends that can be paid if the minimum equity ratio is not maintained and can, under certain circumstances, require that Iberdrola USA contribute equity capital. For CMP and MNG, equity distributions that would result in equity falling below the minimum level are prohibited. For NYSEG and RG&E, equity distributions that would result in equity falling below the minimum level are prohibited if the credit rating of NYSEG, RG&E, Iberdrola USA or Iberdrola, S.A. are downgraded by a nationally recognized rating agency to the lowest investment grade with a negative watch or downgraded to noninvestment grade. Iberdrola USA believes that these minimum equity ratio requirements do not present any material risk with respect to Iberdrola USA’s performance, cash flow or ability to pay quarterly dividends. In the ordinary course, NYSEG, RG&E, CMP and MNG manage their capital structures to allow the maximum level of returns consistent with the levels of equity authorized to set rates, and accordingly, compliance with these requirements does not alter ordinary equity level management. Additionally, the lower monthly minimum equity ratio requirement (a cushion of 300 basis points) provides flexibility to have short-term fluctuations that result in temporarily shortfalls of the maximum equity ratio in any given month. The regulated utility subsidiaries are also prohibited by regulation from lending to unregulated affiliates.

Rates

On September 16, 2010, the NYPSC approved new rate plans for electric and natural gas service provided by NYSEG and RG&E with rate changes in 2010, 2011 and 2012. The rate plans contain continuation provisions beyond 2013 if NYSEG and RG&E do not request new rates. On May 20, 2015, NYSEG and RG&E filed rate cases in New York for new rates to become effective in April 2016. The primary reasons for the rate filings is to recovery prior costs, particularly at NYSEG electric whereby it requested recovery of major storm restoration costs that occurred from 2011 to the present. NYSEG’s and RG&E’s transmission rates are determined by a tariff regulated by FERC and administered by NYISO.

On August 25, 2014, the MPUC approved a stipulation agreement for a CMP rate change which provided for a distribution rate increase of approximately $24.3 million effective July 1, 2014 with an allowed ROE of 9.45% and an allowed equity ratio of 50%. On December 22, 2009, MPUC approved a stipulation which provided for a rate increase to MNG’s base distribution rates for a three year period, with a 12% increase effective January 1, 2010, a 10% increase effective December 1, 2010 and another 10% increase effective December 1, 2011. On March 5, 2015, MNG filed a rate case to recover investments in infrastructure in future rates and provide safe and adequate service. On June 19, 2015 the MPUC Staff issued an analysis that proposed a disallowance between approximately $10 million and $30 million of capital investment. MNG and the MPUC Staff will participate in discussions and hearings before a final determination on the rate filing, which is expected by the end of 2015.

CMP’s transmission rates are determined by a tariff regulated by FERC and administered by ISO-NE. Transmission rates are set annually pursuant to a FERC authorized formula that allows for recovery of direct and allocated transmission operating and maintenance expenses, including return of and on investment in assets. FERC provided an initial base ROE of 11.14% and additional incentive adders applicable to assets based upon vintage, voltage, and other factors.

New England Clean Energy Request for Proposals

The Connecticut Department of Energy and Environmental Protection, the Massachusetts Department of Energy Resources, Eversource Energy, National Grid and Unitil are developing a Request for Proposals for Clean Energy and Transmission, or RFP, in order to identify projects that will advance the clean energy goals of Connecticut, Massachusetts and Rhode Island. Earlier this year, a draft RFP was issued and interested parties submitted comments. The RFP process is taking longer than initially expected to be finalized as formal proceedings were initiated in all three states (Connecticut, Massachusetts and Rhode Island) and expectations are that a final RFP will be issued before the end of the year. Following the submittal of proposals, an evaluation team will review them. Any contracts negotiated with chosen projects would require regulatory approvals in the three states and the projects will need various regulatory and permitting approvals.

Reforming the Energy Vision

In April 2014, the NYPSC instituted its REV proceeding, the goals of which are to improve electric system efficiency and reliability, encourage renewable energy resources, support DER, and empower customer choice. In this proceeding, the NYPSC is examining the establishment of a DSP, to manage and coordinate DER, and provide customers with market data and tools to manage their energy use. The NYPSC also is examining how its regulatory practices should be modified to incentivize utility practices to promote REV objectives. REV has been divided into two tracks, Track 1 for market design and technology, and Track 2 for regulatory reform. REV proposes regulatory changes that are intended to promote more efficient use of energy, deeper penetration of renewable energy resources such as wind and solar, and wider deployment of DER, such as micro grids, on-site power supplies and storage. The NYPSC Order on Track 1 affirmed that utilities would serve as the DSP and required utilities to file implementation plans before the end of 2015. Track 2 is undertaken in parallel with the Track 1, and examines changes in current regulatory, tariff, and market designs, and incentive structures to better align utility interests with achieving NYPSC’s policy objectives. The NYPSC staff straw proposal for Track 2 is expected in the third quarter of 2015. New York utilities will also be addressing related regulatory issues in their individual rate cases.

New England Transmission Owners

In September 2011, several New England governmental entities, including PURA, the Connecticut Attorney General and the Connecticut Office of Consumer Counsel, filed a joint complaint with FERC against ISO-NE and several New England transmission owners (including CMP) claiming that the current approved base ROE used in calculating formula rates for transmission service under the ISO-NE Open Access Transmission Tariff by the New England transmission owners of 11.14% was not just and reasonable and seeking a reduction of the base ROE with refunds to customers for the refund period of October 1, 2011 through December 31, 2012, or the refund period. FERC issued an order in 2014 to reset the base ROE at 10.57% and capped the incentive rate at 11.74% for applicable projects for the refund period. Two additional complaints have also been filed for subsequent periods. The complaints have been consolidated and a final decision is expected in 2016. The results of the decision in the initial complaint, as well as the results of any future decisions will be reconciled in future transmission rates.

New York Transco

NYSEG and RG&E hold an approximately 20% ownership interest in the regulated New York Transco. The New York Transco was established by the New York transmission utilities to develop, own, and operate electric transmission in New York. In December 2014, New York Transco filed for regulatory approval of its rates, terms, and conditions with FERC. The filing requests a formula base ROE of 10.6%, 150 basis points ROE incentives, construction work in progress, a formula rate mechanism, and a proposed cost allocation. Various parties, including the NYPSC, have protested the filing with FERC, including the base ROE, the ROE incentives, and the cost allocation. The New York Transco will not make final decisions on transmission project development until a FERC decision. NYSEG and RG&E anticipate a FERC decision in late 2015 or 2016.

Weather Impact

The demand for electric power and natural gas is affected by seasonal differences in the weather. Statewide demand for electricity in New York and Maine tends to increase during the summer months to meet cooling load or in winter months for heating load while statewide demand for natural gas tends to increase during the winter to meet heating load. Market prices for both electricity and natural gas reflect the demand for these products and their availability at that time. Overall operating results of Iberdrola Networks do not fluctuate due to commodity costs as the regulated utilities generally recover those costs coincident with their expense or defer any differences for future recovery. Iberdrola Networks has historically sold less power when weather conditions are milder and may also be affected by severe weather, such as ice and snow storms, hurricanes and other natural disasters which may result in additional cost or loss of revenues that may not be recoverable from customers. However, Iberdrola Networks’ regulated utilities, other than MNG, have approved RDMs as part of the NYPSC and MPUC rate plans. The RDM allows the regulated utilities to defer for future recovery and shortfall from projected revenues whether due to weather, economic conditions, conservation or other factors.

Iberdrola Renewables

Renewable Energy Incentives

Iberdrola Renewables relies, in part, upon government policies that support utility-scale renewable energy and enhance the economic feasibility of development and operating wind energy projects in regions in which Iberdrola Renewables operates or plans to develop and operate renewable energy facilities. The federal government and many states and local jurisdictions have policies or other mechanisms, such as tax incentives or RPS that support the sale of energy from utility-scale renewable energy facilities, such as wind and solar energy facilities. As a result of budgetary constraints, political factors or otherwise, U.S., state or local governments from time to time may review their policies and other mechanisms that support renewable energy and consider actions that would make them less conducive to the development and operation of renewable energy facilities. Any reductions to, or the elimination of, governmental policies or other mechanisms that support renewable energy or the imposition of additional taxes or other assessments on renewable energy, could result in, among other items, the lack of a satisfactory market for the development of new renewable energy projects, Iberdrola Renewables abandoning the development of new renewable energy projects, a loss of Iberdrola Renewables’ investments in the projects and reduced project returns, any of which could have a material adverse effect on Iberdrola Renewables’ business, financial condition, results of operations and prospects.

Renewable Energy Demand

Since the transmission and distribution of electricity is highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by Iberdrola Renewables’ business, which may restrict their ability to negotiate favorable terms under new PPAs, and could impact their ability to find new customers for the electricity generated by their generation facilities should this become necessary. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorated or the RPS programs, climate change programs or other regulations to which they are currently subject and that compel them to source renewable energy supplies change, demand for electricity produced by Iberdrola Renewables’ businesses could be negatively impacted.

Energy Prices

Iberdrola Renewables has exposure to commodity price movements through their “natural” long positions in electricity to proprietary trading and hedging activities. Iberdrola Renewables manages the exposure to risks of commodity price movements through internal risk management policies, enforcement of established risk limits and risk management procedures.

Wind Conditions

If wind conditions are unfavorable, or if Iberdrola Renewables’ wind turbines are not available for operation, Iberdrola Renewables projects’ electricity generation and related revenue may be substantially below Iberdrola USA’s expectations. Iberdrola Renewables’ wind projects are sited, developed and operated to maximize wind performance. Prior to siting a wind facility, detailed studies are conducted to measure the wind resource in order to estimate future production. However, wind patterns or wind resource in the future might deviate from historical patterns. These events could also degrade equipment or components and the interconnection and transmission facilities’ lives or maintenance costs. Historically, Iberdrola Renewables wind production is greater in the first, second and fourth quarters.

Wind Turbine Supply

Replacement and spare parts for wind turbines and key pieces of electrical equipment may be difficult or costly to acquire or may be unavailable. Although Iberdrola Renewables has expanded and diversified its supplier base, the loss of any of these suppliers or service providers or inability to find replacement suppliers or service providers or to purchase turbines at rates currently offered by Iberdrola Renewables’ existing suppliers or a change in the terms of Iberdrola Renewables’ supply or operations and maintenance agreements, such as increased prices for maintenance services or for spare parts, could have a material adverse effect on Iberdrola Renewables’ ability to construct and maintain wind farms or the profitability of wind farm development and operation.

Iberdrola Energy Holdings

Iberdrola Energy Holdings benefits from price volatility and temporal price spreads, which impacts the level of demand for services and the rates that can be charged for natural gas storage services. On a system-wide basis, natural gas is typically injected into storage between April and October when natural gas prices are generally lower and withdrawn during the winter months of November through March when natural gas prices are typically higher. Largely due to the abundant supply of natural gas made available by hydraulic fracturing techniques, natural gas prices have dropped significantly to levels that are near historic lows. If prices and volatility remain low or declines further, then the demand for natural gas storage services, and the prices that Iberdrola Energy Holdings will be able to charge for those services, may decline or be depressed for a prolonged period of time. Conversely, if prices and volatility remain high or increase then the demand for natural gas storage services and the prices that Iberdrola Energy Holdings will be able to charge for these services may increase for a period of time.

Merger with UIL

On February 25, 2015, Iberdrola USA and merger sub entered into a merger agreement with UIL, pursuant to which UIL will merge with and into merger sub, with merger sub being the surviving corporation. The proposed merger is aligned with Iberdrola USA’s corporate strategy to invest in regulated electric and gas businesses and is expected to improve the long-term financial strength and risk profile of Iberdrola USA, as well as its subsidiary, Iberdrola Networks. Upon completion of the transaction, the combined company will own seven regulated utility companies operating in four states and the second-largest wind portfolio in the United States, further diversifying the lines of Iberdrola USA’s businesses and their geographies, while Iberdrola Networks will increase its revenue mix and further diversify its sources of seasonal revenues. Further, upon completion of the merger, the combined company will add approximately $2.2 billion of rate base, 0.4 million gas customers, 0.3 million electric customers and 0.2 GW of generation capacity to Iberdrola USA. The combined company, including Iberdrola Networks, will continue to maintain its financial strength after the consummation of the proposed merger.

The proposed merger is also expected to result in a combined company with much larger regulated operations, smoother, more predictable cash flows and greater financial flexibility to pursue incremental investment opportunities to enhance Iberdrola USA’s capital expenditure program. With the addition of UIL’s portfolio of regulated utility companies in Connecticut and Massachusetts, the proposed merger is expected to offer greater flexibility to grow the combined regulated businesses through project development (from the benefits of increased scale) and create an enhanced platform to develop transmission and distribution projects in the Northeastern United States. As a result of the foregoing, among other benefits, Iberdrola USA expects that long-term earnings per share for the combined company will grow by approximately 10% annually through 2019. The combined company will initially set its dividend at UIL’s current quarterly dividend of $0.432 per share and expects to target a dividend based on a 65% to 75% payout ratio long-term, subject to consideration and approval by the combined company board.

Upon completion of the merger, the combined company will incur additional expenses, including, but not limited to, transaction-related expenses, expenses to integrate the operations of UIL and Iberdrola USA, and additional legal, accounting and other expenses in connection with being a public company that will be subject to reporting, disclosure control and other obligations under the Exchange Act, SOX, the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE. See the section entitled “Risk Factors—Risks Relating to the Proposed Merger—Iberdrola USA and UIL will incur substantial transaction fees and costs in connection with the proposed merger” beginning on page 39 of this proxy statement/prospectus.

Non-GAAP Financial Measures

Iberdrola USA supplements the use of U.S. GAAP, financial measures in this proxy statement/prospectus with non-GAAP financial measures, including adjusted gross margin and adjusted EBITDA. Iberdrola USA refer to these measures as “non-GAAP financial measures” given they are not required by, or presented in accordance with U.S. GAAP.

Iberdrola USA defines adjusted EBITDA as net income (loss) attributable to Iberdrola USA, adding back net income (loss) attributable to other non-controlling interests, income tax expense (benefit), depreciation and amortization, impairment of non-current assets and interest expense, net of capitalization, and then subtracting other income and (expense), earnings (losses) from equity method investments and income from discontinued operations. The most directly comparable U.S. GAAP measure to adjusted EBITDA is net income. Iberdrola USA also defines adjusted gross margin as adjusted EBITDA adding back operations and maintenance and taxes other than income taxes and then subtracting transmission wheeling.

Iberdrola USA presents non-GAAP financial measures because Iberdrola USA believes that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. Iberdrola USA also use these measures internally to establish budgets and operational goals to manage and monitor Iberdrola USA’s business, as well as to evaluate Iberdrola USA’s underlying historical performance. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Iberdrola USA’s operating results as reported under U.S. GAAP.

Non-GAAP financial measures are not measurements of Iberdrola USA’s performance under U.S. GAAP and should not be considered as alternatives to operating income (loss) from continuing operations, net income or any other performance measures determined in accordance with U.S. GAAP.

The following table provides a reconciliation between U.S. GAAP and adjusted gross margin and adjusted EBITDA for the six months ended June 30, 2015 and 2014, as well as each of the years ended December 31, 2014, 2013 and 2012:

Iberdrola USA Consolidated

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions)
Net Income (Loss) Attributable to Iberdrola USA, Inc.	$117	$263	$424	$(65)	$243

Add: Net income (loss) attributable to other non-controlling interests	—	—	—	1	1
Income tax expense (benefit)	47	206	282	26	(121)
Depreciation and amortization	362	311	629	617	571
Impairment of non-current assets	7	9	25	620	463
Interest expense, net of capitalization	127	117	243	245	316
Less: Other income and (expense)	22	31	52	54	117
Earnings (losses) from equity method investments	—	9	12	(3)	(3)
Income from discontinued operations	—	—	—	—	74

Adjusted EBITDA	$638	$866	$1,539	$1,393	$1,285

Add: Operations and maintenance (1)	814	747	1,552	1,530	1,415
Taxes other than income taxes	171	160	322	302	322
Less: Transmission wheeling (1)	66	69	143	149	125

Adjusted Gross Margin	$1,557	$1,704	$3,270	$3,076	$2,897

(1)	Transmission wheeling is a component of operations and maintenance and is considered a component of adjusted gross margin because it is directly associated with the power supply costs included in the cost of sales.

Results of Operations

The following table sets forth Iberdrola USA’s operating revenues and expenses items for each of the periods indicated and as a percentage of operating revenues:

	Six Months Ended June 30,				Year Ended December 31,
	2015	%	2014	%	2014	%	2013	%	2012	%
	(in millions)
Operating Revenues	$2,166	100%	$2,494	100%	$4,594	100%	$4,313	100%	$4,055	100%
Operating Expenses
Purchased power, natural gas and fuel used	543	25	721	29	1,181	26	1,088	25	1,033	25
Operations and maintenance	814	38	747	30	1,552	34	1,530	35	1,415	35
Impairment of noncurrent assets	7	—	9	—	25	1	620	14	463	11
Depreciation and amortization	362	17	311	12	629	14	617	14	571	14
Taxes other than income taxes	171	8	160	6	322	7	302	7	322	8

Total Operating Expenses	1,897	88	1,948	77	3,709	81	4,157	95	3,804	93

Operating income from continuing operations	269	12	546	22	885	19	156	4	251	6
Other Income and (Expense)
Other income and (expense)	22	1	31	1	52	1	54	1	117	3
Earnings (losses) from equity method investments	—	—	9	—	12	—	(3)	—	(3)	—
Interest expense, net of capitalization	(127)	(6)	(117)	(5)	(243)	(5)	(245)	(6)	(316)	(8)

Income Before Income Tax	164	8	469	19	706	15	(38)	—	49	1
Income tax expense (benefit)	47	2	206	8	282	6	26	1	(121)	(3)

Income (Loss) From Continuing Operations	—	—	—	—	424	9	(64)	(1)	170	4
Income From Discontinued Operations, net of income tax expense	—	—	—	—	—	—	—	—	74	2

Consolidated Net Income (Loss)	117	5	263	11	424	9	(64)	(1)	244	5
Less: Net income attributable to other
Non-controlling interests	—	—	—	—	—	—	1	—	1	—

Net Income	$117	5%	$263	11%	$424	9%	$(65)	(1)%	$243	6%

The following tables set forth Iberdrola USA’s segment revenues and expenses for each of the periods indicated and as a percentage of operating revenues:

Six Months Ended June 30, 2015

	Total	Iberdrola Networks	Iberdrola Renewables	Iberdrola Energy Holdings	Other(1)
	(in millions)
Operating revenues	$2,166	$1,729	$491	$(11)	$(43)
Adjusted gross margin	$1,557	$1,173	$420	$(13)	$(23)
Adjusted gross margin %	72%	68%	86%	118%	53%
Operating expenses	$814	$631	$177	$17	$(11)
Operating expenses %	38%	36%	36%	(155)%	26%
Adjusted EBITDA	$638	$469	$213	$(32)	$(12)
Adjusted EBITDA %	29%	27%	43%	291%	28%

Six Months Ended June 30, 2014

	Total	Iberdrola Networks	Iberdrola Renewables	Iberdrola Energy Holdings	Other(1)
	(in millions)
Operating revenues	$2,494	$1,832	$588	$102	$(28)
Adjusted gross margin	$1,704	$1,098	$505	$102	$(1)
Adjusted gross margin %	68%	60%	86%	100%	4%
Operating expenses	$747	$568	$163	$17	$(1)
Operating expenses %	30%	31%	28%	17%	4%
Adjusted EBITDA	$866	$467	$317	$82	—
Adjusted EBITDA %	35%	25%	54%	80%	—%

Year Ended December 31, 2014

	Total	Iberdrola Networks	Iberdrola Renewables	Iberdrola Energy Holdings	Other(1)
	(in millions)
Operating revenues	$4,594	$3,397	$1,189	$84	$(76)
Adjusted gross margin	$3,270	$2,199	$997	$83	$(9)
Adjusted gross margin %	71%	65%	84%	99%	12%
Operating expenses	$3,709	$2,781	$932	$68	$(72)
Operating expenses %	81%	82%	78%	81%	95%
Adjusted EBITDA	$1,539	$891	$613	$38	$(3)
Adjusted EBITDA %	34%	26%	52%	45%	4%

Year Ended December 31, 2013

	Total	Iberdrola Networks	Iberdrola Renewables	Iberdrola Energy Holdings	Other(1)
	(in millions)
Operating revenues	$4,313	$3,319	$1,097	$(27)	$(76)
Adjusted gross margin	$3,076	$2,213	$904	$(31)	$(10)
Adjusted gross margin %	71%	67%	82%	115%	13%
Operating expenses	$4,157	$2,616	$998	$620	$(77)
Operating expenses %	96%	79%	91%	2,296%	101%
Adjusted EBITDA	$1,393	$960	$507	$(76)	$2
Adjusted EBITDA %	32%	29%	46%	281%	(3)%

Year Ended December 31, 2012

	Total	Iberdrola Networks	Iberdrola Renewables	Iberdrola Energy Holdings	Other(1)
	(in millions)
Operating revenues	$4,055	$3,080	$939	$34	$2
Adjusted gross margin	$2,897	$2,054	$809	$29	$5
Adjusted gross margin %	71%	67%	86%	85%	250%
Operating expenses	$3,804	$2,446	$1,210	$113	$35
Operating expenses %	94%	79%	129%	332%	1,750%
Adjusted EBITDA	$1,285	$866	$473	$(24)	$(30)
Adjusted EBITDA %	32%	28%	50%	(71)%	(1,500)%

(1)	Other amounts represent corporate and company eliminations.

Comparison of Period to Period Results of Operations

Iberdrola USA’s operating revenues decreased by 13% from $2.5 billion for the six months ended June 30, 2014 to $2.2 billion for the six months ended June 30, 2015, and increased by 7%, from $4.3 billion for the year ended December 31, 2013 to $4.6 billion for the year ended December 31, 2014.

Iberdrola USA’s purchased power, natural gas and fuel used decreased by 25%, from $721 million for the six months ended June 30, 2014 to $543 million for the six months ended June 30, 2015, and increased 9% from $1.1 billion for the year ended December 31, 2013 to $1.2 billion for the year ended December 31, 2014.

Iberdrola USA’s adjusted gross margin decreased by 9%, from $1.7 billion for the six months ended June 30, 2014 to $1.6 billion for the six months ended June 30, 2015, and increased 6% from $3.1 billion for the year ended December 31, 2013 to $3.3 billion for the year ended December 31, 2014.

Iberdrola USA’s operations and maintenance increased by 9% from $747 million for the six months ended June 30, 2014 to $814 million for the six months ended June 30, 2015, and increased 1% from $1.5 billion for the year ended December 31, 2013 to $1.6 billion for the year ended December 31, 2014.

Iberdrola USA’s adjusted EBITDA decreased by 26%, from $866 million for the six months ended June 30, 2014 to $638 million for the six months ended June 30, 2015, and increased by 10%, from $1.4 billion for the year ended December 31, 2013 to $1.5 billion for the year ended December 31, 2014.

Details of the period to period comparison are described below at the segment level.

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Iberdrola Networks

Operating revenues for the six months ended June 30, 2015 decreased by $103 million, or 6%, from $1.8 billion for the six months ended June 30, 2014 to $1.7 billion for the six months ended June 30, 2015. The decrease in revenues was due to a decrease in retail revenues of $51 million associated with pricing differences between the comparative periods. Additionally, market revenues decreased by $94 million due to a decrease in commodity pricing at NYSEG of $54 million, as well as the expiration of the Ginna nuclear power plant contract at RG&E in June 2014, which generated revenues of $40 million during the six months ended June 30, 2014. These negative effects were partially offset by the Yankee DOE phase 2 regulatory refund of $28 million and by other regulatory-related adjustments of $8 million that were reconciling items in revenue as well as pass-through items in purchased power.

Purchased power, natural gas and fuel used for the six months ended June 30, 2015 decreased by $174 million, or 26%, from $665 million for the six months ended June 30, 2014 to $491 million for the six months ended June 30, 2015. This decrease was primarily due to lower electricity purchases in the amount of $136 million, largely driven by reduced usage in the New York operating companies. Additionally, gas usage was also lower in 2015, resulting in a $38 million decrease in purchased power, natural gas and fuel used.

Adjusted gross margin for the six months ended June 30, 2015 increased by $75 million, or 7%, from $1.1 billion for the six months ended June 30, 2014 to $1.2 billion for the six months ended June 30, 2015. This increase reflects the above-mentioned $174 million reduction in purchased power, natural gas and fuel used, which was partially offset by the above-mentioned decrease in operating revenues of $103 million. The remaining difference represents the change in the cost of transmission wheeling period over period.

Operations and maintenance for the six months ended June 30, 2015 increased by $63 million, or 11%, from $568 million for the six months ended June 30, 2014 to $631 million for the six months ended June 30, 2015. This increase resulted primarily from the Yankee DOE phase 2 regulatory refund of $28 million. In addition, capitalized labor expenses decreased by $15 million due to the timing of capital projects over the periods while base labor expenses increased by $14 million. The remaining $6 million represents expenses associated with increased operation and maintenance activities primarily related to the effect of weather on the gas business.

Adjusted EBITDA for the six months ended June 30, 2015 increased $2 million, from $467 million for the six months ended June 30, 2014 to $469 million for the six months ended June 30, 2015. The increase was driven by the increases in adjusted gross margin and in operations and maintenance discussed above.

Iberdrola Renewables

Operating revenues for the six months ended June 30, 2015 decreased by $97 million, or 17%, from $588 million for the six months ended June 30, 2014 to $491 million for the six months ended June 30, 2015. This decrease in operating revenues was due to a decrease of $51 million in revenues from existing wind assets, reflecting lower wind resources, a decrease of $9 million in prices realized in the market on existing merchant wind assets, and a decrease of $37 million from power trading activities due to low price volatility in the gas market in the Northwest region of the United States from mild weather.

Purchased power, natural gas and fuel used for the six months ended June 30, 2015 decreased by $12 million, or 14%, from $83 million for the six months ended June 30, 2014 to $71 million for the six months ended June 30, 2015. This decrease in purchased power, natural gas and fuel used was mainly due to $17 million of market price volatility offset by $4 million associated with wind transmission expenses.

Adjusted gross margin for the six months ended June 30, 2015 decreased by $85 million, or 17%, from $505 million for the six months ended June 30, 2014 to $420 million for the six months ended June 30, 2015. This decrease in adjusted gross margin reflected the factors cited above in the discussion of operating revenues and purchased power, natural gas and fuel used for these periods.

Operations and maintenance expenses during the six months ended June 30, 2015 increased by $14 million, or 8%, from $163 million for the six months ended June 30, 2014 to $177 million for the six months ended June 30, 2015. This increase in operating expenses was due to $3 million of additional costs incurred in connection with the commencement of operations for the Baffin Bay wind asset and increased indirect expenses of $4 million, such as information technology expenses. In addition, during the six months ended June 30, 2015, we recorded a reserve for bad debt in the amount of $9 million related to the collection of curtailment revenues.

Adjusted EBITDA for the six months ended June 30, 2015 decreased $104 million or 33% from $317 million for the six months ended June 30, 2014 to $213 million for the six months ended June 30, 2015. This decrease in adjusted EBITDA was due to the reasons discussed above.

Iberdrola Energy Holdings

Operating revenues for the six months ended June 30, 2015 decreased by $113 million from $102 million for the six months ended June 30, 2014 to negative $11 million for the six months ended June 30, 2015. This decrease in operating revenues was due to a $113 million decrease in the mark-to-market, or MtM, value of hedging instruments caused by volatility in gas prices.

Purchased power, natural gas and fuel used for the six months ended June 30, 2015 increased by $2 million, from $1 million for the six months ended June 30, 2014 to $3 million for the six months ended June 30, 2015. This increase in purchased power, natural gas and fuel used was due to increased costs associated with our owned storage facilities.

Adjusted gross margin for the six months ended June 30, 2015 decreased by $115 million from $102 million for the six months ended June 30, 2014 to negative $13 million for the six months ended June 30, 2015. The decrease resulted from the items discussed above in connection with operating revenues.

Operations and maintenance for the six months ended June 30, 2015 remained consistent at $17 million compared to the six months ended June 30, 2014.

Adjusted EBITDA for the six months ended June 30, 2015 decreased by $114 million, from $82 million for the six months ended June 30, 2014 to negative $32 million for the six months ended June 30, 2015. The decrease was driven by the decreases in operating revenues discussed above.

Depreciation, Amortization and Impairment of Non-Current Assets

Depreciation, amortization and impairment expenses for the six months ended June 30, 2015 were $369 million compared to $320 million for the six months ended June 30, 2014, an increase of $49 million, or 15%. This increase was primarily attributable to a $45 million increase in overall plant costs, primarily associated with increased assets within the Iberdrola Networks business. Additionally, Iberdrola Renewables recorded an increase of $5 million in depreciation, amortization and impairment expenses attributable to the newly installed Baffin Bay wind asset.

Other Income and (Expense) and Equity Earnings

Other income and (expense) and equity earnings for the six months ended June 30, 2015 decreased by $18 million, or 45%, from $40 million for the six months ended June 30, 2014 to $22 million for the six months ended June 30, 2015. This decrease resulted principally from lower contributions associated with joint ventures of Iberdrola Renewables for the Colorado Green and Flat Rock wind assets in the amount of $8 million, reductions in other non-operating expenses at Renewables of in the amount of $4 million, and a decrease in the amount of $4 million attributed to the timing of charitable donation activity.

Interest Expense, Net of Capitalization

Interest expense for the six months ended June 30, 2015 and June 30, 2014 was $127 million and $117 million, respectively, reflecting an increase of $10 million, or 8%. This increase was attributable primarily to the reversal of the interest associated with a tax reserve in the amount of $8 million, and an increase in non-cash interest expense of $4 million, associated with Iberdrola Networks’ business, partially offset by lower interest of debt expense.

Income Tax Expense (Benefit)

The effective tax rates for continuing operations for the six months ended June 30, 2015 and June 30, 2014 were 28.8% and 43.9% respectively. The rate in 2015 is lower than the 35% statutory federal income tax rate predominantly due to the recognition of production tax credits associated with wind production, offset by state income taxes. The rate in 2014 was higher than the 35% statutory federal income tax rate primarily due to the increase in the overall accumulated deferred state income tax liability caused by the imposition of a unitary tax regime in New York effective January 1, 2015, offset by the recognition of production tax credits associated with wind production.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Iberdrola Networks

Operating revenues for the year ended December 31, 2014 increased $78 million or 2% from $3.3 billion for the year ended December 31, 2013 to $3.4 billion. The increase in operating revenues was primarily related to increased volume of transmission of $51 million and increased prices of $65 million. Additionally, revenues increased by $12 million associated with increased transmission sales related to growth in CMP. These increases were offset by decreases in the amount of $37 million revenues associated with regulatory adjustments and New York rate decreases of $12 million.

Purchased power, natural gas and fuel used for the year ended December 31, 2014 increased by $99 million, or 10%, from $1 billion for the year ended December 31, 2013 to $1.1 billion. The increase in purchased power, natural gas and fuel used was due to the $60 million increase in electric retail prices, as well as higher wholesale prices of $5 million. Additionally, gas purchase expenses increased due to an increase in volume purchased of $26 million and higher fuel prices in the amount of $9 million.

Adjusted gross margin for the year ended December 31, 2014 decreased $14 million to $2.2 billion. The decrease is associated with the items described above in operating revenues and purchased power, natural gas and fuel used. The remaining difference represents the cost of transmission wheeling year over year.

Operations and maintenance during the year ended December 31, 2014 decreased $47 million or 4% from approximately $1.1 billion for the year ended December 31, 2013 to approximately $1.0 billion. Operations and maintenance decreased due to higher spending due to higher spending associated with weather, including storm-related expenses of $15 million, uncollected debt of $5 million, increased labor-related expenses (net of capitalization) of $14 million, and $15 million in revenue related to regulatory adjustments.

Adjusted EBITDA for the year ended December 31, 2014 decreased $69 million or 7% from $960 million for the year ended December 31, 2013 to $891 million. Adjusted EBITDA decreased primarily due to the reasons discussed above regarding adjusted gross margin and operations and maintenance.

Iberdrola Renewables

Operating revenues for the year ended December 31, 2014 increased $92 million or 8% from $1.1 billion for the year ended December 31, 2013 to $1.2 billion. The increase was due to higher results from existing wind assets with output sold under long term contracts reflecting stronger wind resource of $4 million, increased prices realized in the market on existing merchant wind assets of $7 million, collection from customers and control area operators for curtailments and pass-through of transmission charges of $5 million, favorable results from power trading activities due to significant price volatility in the northwest markets due to cold weather and abundant hydro conditions of $15 million. Additionally, transmission revenue increased $2 million. The remaining increase of $44 million is largely attributable to unrealized gains for changes in fair value on energy derivative transactions entered into for economic hedging purposes.

Purchased power, natural gas and fuel used for the year ended December 31, 2014 decreased by $1 million, from $194 million for the year ended December 31, 2013 to $193 million. The decrease in purchased power was due to the reduction in generated power transmission of $1 million.

Adjusted gross margin for the year ended December 31, 2014 increased $93 million or 10% from $904 million for the year ended December 31, 2013 to $997 million. The adjusted gross margin increase was due to the reasons above.

Operations and maintenance for the year ended December 31, 2014 decreased $15 million or 4% from $351 million for the year ended December 31, 2013 to $336 million for the year ended December 31, 2014, primarily as a result of reductions in labor-related expenses of $5 million, lower turbine maintenance fees of $4 million, and decreases in indirect expenses of $5 million.

Adjusted EBITDA for the year ended December 31, 2014 increased $106 million or 21% from $507 million for the year ended December 31, 2013 to $613 million. The increase was due to the same reasons discussed above for adjusted gross margin and the reduction in operating expenses compared to the prior period.

Iberdrola Energy Holdings

Operating revenues for the year ended December 31, 2014 increased $111 million from negative revenues of $27 million for the year ended December 31, 2013 to positive revenues of $84 million. The increase in operating revenues was due to $125 million unrealized gain driven by changes in MtM from a gain in value on storage and transport hedges due to average price decreases in 2014 compared to a loss in value due to average price increases in 2013.

Purchased power, natural gas and fuel used for the year ended December 31, 2014 decreased by $3 million, or 75%, from $4 million for the year ended December 31, 2013 to $1 million. The decrease in purchased power, natural gas and fuel used was due to the decreased usage of gas in operation of storage facilities in the amount of $3 million.

Adjusted gross margin for the year ended December 31, 2014 increased $114 million from negative $31 million for the year ended December 31, 2013 to positive $83 million. The increase in adjusted gross margin was due to reasons discussed above.

Operations and maintenance for the year ended December 31, 2014 remained consistent over the periods at $40 million.

Adjusted EBITDA for the year ended December 31, 2014 was positive $38 million compared to negative $76 million for the year ended December 31, 2013, an increase of $114 million. The increase in adjusted EBITDA was due to reasons discussed above.

Depreciation, Amortization and Impairment of Non-Current Assets

Depreciation, amortization and impairment expenses for the years ended December 31, 2014 and December 31, 2013 were $654 million and $1.2 billion, respectively. The decrease of $583 million was driven by a 2013 provision, relating mainly to natural gas storage facilities of $382 million and impairment of goodwill of the Iberdrola Energy Holdings business of $163 million in view of the potential long term low margins for natural gas, given the impact of shale gas on the North American energy market. Additionally, Iberdrola Renewables had year-over-year impairment decreases of $51 million. This was offset by an increase in depreciation expense at Iberdrola Networks of $18 million associated with increased transmission assets in Maine and increased base assets in New York. For additional information, please see Notes 6 and 7 to the audited combined and consolidated financial statements for the year ended December 31, 2014 included elsewhere in this proxy statement/prospectus.

Other Income and (Expense) and Equity Earnings

Other income and (expense) and equity earnings for the year ended December 31, 2014 increased $13 million from $51 million other income for the year ended December 31, 2013 to $64 million for the year ended December 31, 2014. The increase in other income is associated with higher equity earnings of which $9 million is attributable to joint ventures of Iberdrola Renewables in the Flat Rock and Colorado Green projects. For additional information, please see Note 20 to the audited combined and consolidated financial statements for the year ended December 31, 2014 included elsewhere in this proxy statement/prospectus.

Interest Expense, Net of Capitalization

Interest expense for the year ended December 31, 2014 and December 31, 2013 were $243 million and $245 million, respectively. The decrease of $2 million or less than 1% shows the expenses were consistent over these periods driven primarily by Iberdrola Networks’ debt costs.

Income Tax Expense (Benefit)

Income tax expense from continuing operations for the year ended December 31, 2014 was $35 million higher than it would have been at the statutory federal income tax rate of 35% due predominately to remeasurement of the deferred income tax liability caused by the imposition of a unitary tax regime in New York effective January 1, 2015. Income tax expense from continuing operations for the year ended December 31, 2013 was $39 million higher than it would have been at the statutory federal income tax rate of 35% due predominately to the book impairment of goodwill.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Iberdrola Networks

Operating revenues for the year ended December 31, 2013 increased by $239 million, or 8%, from $3.1 billion for the year ended December 31, 2012 to $3.3 billion. The increase in operating revenues was primarily due to higher demand in the amount of $28 million, increased prices in the amount of $123 million, higher transmission sales due to congestion in the amount of $30 million, growth in CMP transmission in the amount of $50 million, and increased regulatory adjustments in the amount of $6 million.

Purchased power, natural gas and fuel used for the year ended December 31, 2013 increased by $58 million, or 7%, from $899 million for the year ended December 31, 2012 to $957 million. The increase in purchased power, natural gas and fuel used was primarily due to increased electric prices of $55 million.

Adjusted gross margin for the year ended December 31, 2013 increased by $159 million, or 8%, to approximately $2.2 billion attributable to the reasons stated above. The remaining difference represents the cost of transmission wheeling year over year.

Operations and maintenance for the year ended December 31, 2013 increased by $56 million, or 6%, to approximately $987 million from $931 million for the year ended December 31, 2012. Operations and maintenance increased due to higher spending in 2012 associated with Cayuga reliability of $22 million linked with meeting demands for increased load in New York, conservation/low income program spending increases of $36 million, payroll and contractor increase of $26 million, 2008 merger related post benefit adjustment in New York of $9 million, and uncollected debt of $6 million. Additionally, the increase was due in part to maintenance activities relating to strengthening Iberdrola Networks’ systems, including vegetation management and increased maintenance programs associated with the 2010 Joint Proposal in New York, in the amount of $9 million. This increase was partially offset by the one-time Yankee DOE phase 2 regulatory refund of $28 million.

Adjusted EBITDA for the year ended December 31, 2013 increased $94 million or 11% from $866 million for the year ended December 31, 2012 to $960 million. Adjusted EBITDA increased due to the reasons stated above.

Iberdrola Renewables

Operating revenues for the year ended December 31, 2013 increased $158 million or 17% from $939 million for the year ended December 31, 2012 to approximately $1.1 billion. The increase in operating revenues was due to the full year operation in 2013 of six new wind assets of 716 MW, or a 16% increase in wind assets placed in service, which increased Iberdrola Renewables’ operating revenues by $70 million. This increase was offset in part by reduced revenues on existing wind assets with output sold under long term contracts on lower wind resource of $4 million, increased prices realized in the market on existing merchant wind assets of $12 million, California renewable energy certificates of $5 million, and favorable results from long power trading positions in the Northwest region of the United States of $14 million. The remaining increase of $57 million was related to increased power generation at the Klamath facility.

Purchased power, natural gas and fuel used for the year ended December 31, 2013 increased by $63 million, or 48%, from $131 million for the year ended December 31, 2012 to $194 million. The majority of this difference is associated with the increased costs for operating the Klamath facility in the amount of $57 million.

Adjusted gross margin for the year ended December 31, 2013 increased $95 million or 12% from $809 million for the year ended December 31, 2012 to $904 million. The adjusted gross margin increased due to the reasons discussed above.

Operations and maintenance during the year ended December 31, 2013 increased by $55 million, or 19%, from $296 million for the year ended December 31, 2012 to $351 million. The increase in operations and maintenance expense is attributable to $10 million relating to the six new wind assets operational for the full year 2013 but only for a portion of 2012, labor-related costs of $17 million, turbine maintenance of $8 million and $20 million associated with increased indirect expenses such as software fees.

Adjusted EBITDA for the year ended December 31, 2013 increased by $34 million, or 7%, from $473 million for the year ended December 31, 2012 to $507 million. The adjusted EBITDA increase was due to increases in gross margin partially offset by the increase in 2013 operating expenses, described above. Adjusted EBITDA was also reduced by $5 million in 2013 due to higher property taxes from the six new wind assets.

Iberdrola Energy Holdings

Operating revenues for the year ended December 31, 2013 decreased by $61 million from positive revenues of $34 million for the year ended December 31, 2012 to negative revenues of $27 million net of trading activities. The $61 million decrease in operating revenues was due to gas price volatility and lower spreads from trading activities.

Purchased power, natural gas and fuel used for the year ended December 31, 2013 decreased by $1 million, or 27%, from $5 million for the year ended December 31, 2012 to $4 million. The decrease in purchased power, natural gas and fuel was due to a reduction in the gas used in operating gas storage facilities of $1 million.

Adjusted gross margin for the year ended December 31, 2013 was negative $31 million compared to positive $29 million for the year ended December 31, 2012, a decrease of $60 million. The increase in adjusted gross margin was due to the reasons above.

Operations and maintenance for the year ended December 31, 2013 decreased $9 million or 18% from $49 million for the year ended December 31, 2012 to $40 million. The total decrease of $9 million was the result of concentrated cost savings measures across all aspects of the Iberdrola Energy Holdings business in 2013, which included operational expense reductions in the trading and storage businesses as well as headcount reductions.

Adjusted EBITDA for the year ended December 31, 2013 was negative $76 million compared to negative $24 million for the year ended December 31, 2012, a decrease of $52 million. The decrease was due to the reasons discussed above.

Depreciation, Amortization and Impairment of Non-Current Assets

Depreciation, amortization and impairment expenses for the year ended December 31, 2013 and December 31, 2012 were approximately $1.2 billion and $1 billion, respectively. The increase of $203 million was driven primarily by the $157 million difference in impairments recognized in 2013 and 2012 due to changes in the long-term view of lower gas and power prices. Additionally, there was a $30 million increase associated with newly installed capacity related to Iberdrola Renewables. The Iberdrola Networks business accounts for the remaining increase of $16 million attributable to asset growth in the transmission business. For additional information, please see Notes 6 and 7 to the audited combined and consolidated financial statements for the year ended December 31, 2014 included elsewhere in this proxy statement/prospectus.

Other Income and (Expense) and Equity Earnings

Other income and (expense) and equity earnings during the year ended December 31, 2013 and December 31, 2012 were $51 million and $114 million, respectively. The decrease of $63 million was primarily driven by reversal of income tax contingencies in Iberdrola Renewables during 2012, of which the interest portion was $56 million.

Interest Expense, Net of Capitalization

Interest expense during the year ended December 31, 2013 and December 31, 2012 were $245 million and $316 million, respectively. The decrease of $71 million was driven by the reduction of notes payable in February 2013.

Income Tax Expense (Benefit)

Income tax expense from continuing operations for the year ended December 31, 2013 was $39 million higher than it would have been at the statutory federal income tax rate of 35% due predominately to the book impairment of goodwill. Income tax expense from continuing operations for the year ended December 13, 2012 was $138 million lower than it would have been at the statutory federal income tax rate of 35% due predominately to the reversal of a tax reserve associated with a federal income tax settlement covering the tax years 2001-2007, offset by an increase associated with the book impairment of goodwill.

Liquidity and Capital Resources

Iberdrola USA’s operating, investing, developing and acquisition activities have significant short-term liquidity and long-term capital requirements. Historically, Iberdrola USA has used cash from operations, and borrowings under its credit facilities and commercial paper programs as its primary sources of liquidity. Iberdrola USA’s long-term capital requirements have been met primarily through retention of earnings, equity contributions from Iberdrola, S.A. and borrowings in the investment grade debt capital markets. Continued access to these sources of liquidity and capital are critical to Iberdrola USA. Risks may increase due to circumstances beyond Iberdrola USA’s control, such as a general disruption of the financial markets and adverse economic conditions.

Liquidity Resources

At December 31, 2014, Iberdrola USA had cash and cash equivalents of $482 million, as compared to $219 million at December 31, 2013. At June 30, 2015, Iberdrola USA had cash and cash equivalents of $985 million.

Iberdrola USA Revolving Credit Facility

On May 30, 2012, Iberdrola USA entered into a $300 million revolving credit facility with a syndicate of nine banks, or the revolving credit facility. The purpose of the revolving credit facility was to enable Iberdrola USA to fund its own liquidity needs, the liquidity needs of its unregulated subsidiaries and affiliates and to fund draws on the supplemental intercompany revolving credit facilities with the regulated operating utilities. Iberdrola USA has no secured indebtedness and none of its assets are mortgaged, pledged or otherwise subject to lien, nor are any of Iberdrola USA’s debt obligations guaranteed or secured by its subsidiaries.

The revolving credit facility contains covenants that require Iberdrola USA, among other things, to maintain a ratio of consolidated indebtedness to consolidated total capitalization that does not exceed 0.65 to 1.00 at any time. For purposes of calculating this maximum ratio of consolidated indebtedness to consolidated total capitalization, the revolving credit facility excludes from consolidated net worth the balance of other comprehensive income (loss), or OCI, as it appears on Iberdrola USA’s consolidated balance sheet. Additionally, the revolving credit facility restricts the amount of secured indebtedness that Iberdrola USA may maintain. Under the revolving credit facility, Iberdrola USA pays an annual facility fee that is based on its credit ratings and that is currently equal to 22.5 basis points. While the initial maturity date was May 30, 2017, it was extended to May 30, 2019. As of December 31, 2014 and June 30, 2015, the revolving credit facility was undrawn.

Joint Utility Revolving Credit Facility

On July 15, 2011, NYSEG, CMP and RG&E entered into a revolving credit facility with a syndicate of banks, or the joint facility, that provides for maximum borrowings of up to $600 million in the aggregate. Under the terms of the joint facility, each joint borrower has a maximum borrowing entitlement, or sublimit, which can be periodically adjusted to address specific short-term capital funding needs, subject to the maximum limit established by the banks. In 2012, CMP and NYSEG established commercial paper programs with limits of $350 million and $200 million respectively. CMP’s commercial paper program limit was subsequently reduced to $250 million. The joint facility provides support for these commercial paper programs. The companies intend to use commercial paper as an alternative to revolving credit facilities as a source of short-term debt.

The joint facility contains no rating triggers that would cause default, acceleration or puts but does contain rating sensitive pricing. The joint facility also contains covenants, including one that sets the ratio of maximum allowed consolidated debt to consolidated total capitalization at 0.65 to 1.00.

Under the joint facility, each of the borrowers currently pays an annual facility fee of 15 to 20 basis points of their sublimit, depending on their credit rating. While, the initial maturity date was July 15, 2015, the parties have since extended the maturity date to July 15, 2018. As of both December 31, 2014 and June 30, 2015, there was $586 million available under the joint facility.

Iberdrola Financiación, S.A.U. Credit Facility

In August 2011, Iberdrola USA entered into a revolving credit facility with Iberdrola Financiación S.A.U., a subsidiary of Iberdrola, S.A. under which Iberdrola USA may borrow up to $600 million. This facility terminates in August 2016, and Iberdrola USA pays a commitment fee of 20.0 basis points annually on this facility. As of June 30, 2015, this facility has never been utilized.

Liquidity Management

Iberdrola USA optimizes its liquidity within the United States through a series of arms’-length intercompany lending arrangements with its subsidiaries to move liquidity from subsidiaries with cash surplus to subsidiaries with liquidity needs, subject to the sole limitation that the regulated utilities may borrow from affiliates, but may not lend to unregulated affiliates.

Iberdrola USA manages its overall liquidity position as part of the broader Iberdrola, S.A. group and is a party to a cash pooling agreement with Bank Mendes Gans, N.V., or BMG, along with other Iberdrola, S.A. subsidiaries. The cash pooling agreement aids the Iberdrola Group in efficient cash management and reduces the need for external borrowing by the pool participants. Parties to the agreement, including Iberdrola USA and IRHI, may deposit funds with or borrow from BMG, provided that the net balance of funds deposited or borrowed by all pool participants in the aggregate is not less than zero. Under the cash pooling agreement, affiliates with credit balances have pledged those balances to cover the debit balances of the other affiliated parties to the agreement. Participants with cash surpluses that remain after meeting their liquidity requirements may deposit such excess funds in the cash pooling account. Interest accrues on a daily basis at the rate of (i) overnight LIBOR minus 3 basis points for credit balances and (ii) overnight LIBOR plus 100 basis points for debit balances. Deposits are available for next day withdrawal. Deposits in the cash pooling account were $449 million and $965 million at December 31, 2014 and June 30, 2015, respectively. The deposit amounts are reflected in Iberdrola USA’s consolidated balance sheets under cash and cash equivalents because Iberdrola USA’s deposited surplus funds under the cash pooling agreement are highly-liquid short-term investments.

Long-Term Capital Resources

Iberdrola USA expects to incur approximately $700 to $900 million in capital expenditures over the next 12 months. Iberdrola USA expects to meet its long-term capital requirements over the next 12 months through the use of its cash surplus, cash from operations and borrowings by Iberdrola Networks in the investment grade debt capital markets. In the event of disruption in the debt capital markets, Iberdrola USA believes that it has sufficient liquidity resources to fund its operations and investments over the next 12 months. Iberdrola USA does not believe that additional equity capital will be required for at least the 12 months following the date of this proxy statement/prospectus. At December 31, 2014 and June 30, 2015 Iberdrola USA had no outstanding debt at the holding company level. However, Iberdrola USA had $2.7 billion of long-term debt attributable to its subsidiaries (including the current portion thereof) at December 31, 2014, which consisted of first mortgage bonds, fixed and variable unsecured pollution control notes and other various non-current debt, as further described below. Iberdrola USA also has investment grade ratings from Standard and Poor’s, Moody’s and Fitch and believes that it could raise capital on competitive terms in the investment grade debt capital markets. Iberdrola USA has paid no common stock dividends since its acquisition by Iberdrola, S.A. in September 2008.

Iberdrola Network’s regulated utilities are required by regulation to maintain a minimum ratio of common equity to total capital equal to the ratio used in the establishment of their revenue requirements. Iberdrola Networks’ regulated utilities were in compliance with these regulations as of July 31, 2015. The regulated utilities periodically pay dividends to, or receive capital contributions from Iberdrola USA, in order to maintain the minimum equity ratio requirement. NYSEG, CMP and RG&E each independently incur indebtedness by issuing investment grade debt securities. Of the $2.7 billion of Iberdrola USA’s long-term debt (including the current portion thereof) at December 31, 2014, $879 million, $930 million and $702 million are obligations of NYSEG, CMP and RG&E respectively.

IRHI has historically been financed primarily with equity contributions from its parent, which prior to the reorganization that occurred in November 2013 was Iberdrola, S.A. The last such contribution of $800 million was made in February 2013. IRHI has also sourced capital through tax equity financing arrangements associated with particular wind farm projects. The arrangements allocate tax losses and production tax credits to the tax equity investor in exchange for an initial contribution. The obligations created under the tax equity arrangements are recorded as a liability with an aggregate balance of $401 million at December 31, 2014. IRHI has also sourced capital through sale-leaseback arrangements, the balance of which are included in long-term debt and totaled $74 million at December 31, 2014.

In its credit facilities, long-term borrowing and tax-equity partnerships, Iberdrola USA and its affiliates that are parties to the agreements are subject to covenants that are standard to such agreements. Affirmative covenants impose certain obligations on the borrower and negative covenants limit certain activities by the borrower. The agreements also define certain events of default, including but not limited to non-compliance with the covenants that may automatically in some circumstances, or at the option of the lenders in other circumstances, trigger acceleration of the obligations. Iberdrola USA and its affiliates were in compliance with all such covenants at December 31, 2014 and June 30, 2015.

Capital Requirements

Funding the Merger Transaction and Future Common Dividend Payments

Iberdrola USA will use cash on hand to fund the cash payment to UIL shareowners pursuant to the terms of the merger transaction and expects to fund the quarterly shareholder dividend primarily from the cash provided by the operations, net of cash used in investment, of Iberdrola USA’s businesses in the future. Iberdrola USA has a revolving credit facility, as described above, to fund short-term liquidity needs and believes that it will have access to the capital markets should additional, long-term growth capital be necessary.

Capital Improvement Projects

An important part of Iberdrola USA’s business strategy involves capital improvement projects. Iberdrola USA, through Iberdrola Networks, plans to invest a total of approximately $2.75 billion from 2015 to 2019 to upgrade and expand electricity and natural gas transmission and distribution infrastructure. In the next 12 months, CMP plans to invest $47 million to complete the construction of the Maine Power Reliability Program, a project to enhance the bulk power transmission grid in Maine. RG&E plans to invest in the next 12 months $60 million in the Ginna Retirement Transmission Alternative project to provide a transmission solution to address the planned retirement of the Ginna nuclear power plant near Rochester, $8.5 million on the Rochester Area Reliability project to develop a new substation and transmission lines, and $5 million on the Station 2 Generation Modernization Project for improvements at RG&E’s hydroelectric generating plant on the Genesee River. NYSEG plans to invest in the next 12 months $26 million in the Marcy South Series Capacitance project to upgrade various elements of the transmission system between the Marcy and Fraser—Cooper Corners substations, $21 million on the Auburn Transmission Project to construction of a new electric transmission line over a distance of approximately 14.5 miles from the City of Auburn to the Town of Elbridge in New York, and $6 million on the Lansing Freeville Gas Project to install a natural gas pipeline. For more information, see the section entitled “Additional Information about Iberdrola USA—Iberdrola Networks” beginning on page 205 of this proxy statement/prospectus. Additionally, UIL is participating in the New England gas pipeline and other projects, which is expected to result in a combined capital expenditure of approximately $6.9 billion from 2015 to 2019 for Iberdrola Networks and UIL.

Iberdrola USA expects to fund these capital improvement projects through a combination of retained earnings, cash provided by operations, and access to the capital markets, including debt borrowings at either the subsidiary or holding company level. Additionally, Iberdrola USA has a revolving credit facility, as described above, to fund short-term liquidity needs.

Cash Flows

Iberdrola USA’s cash flows depend on many factors, including general economic conditions, regulatory decisions, weather, commodity price movements, and operating expense and capital spending control.

The following is a summary of the cash flows by activity for the six months ended June 30, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012:

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions)
Cash Flows
Net cash from operating activities	$782	$971	$1,331	$1,177	$723
Net cash used in investing activities	(492)	(507)	(888)	(868)	(1,147)
Net cash from (used in) financing activities	213	(82)	(180)	(144)	106

Net increase (decrease) in cash and cash equivalents	$503	$382	$263	$165	$(318)

Operating Activities

Iberdrola USA’s primary sources of operating cash inflows are proceeds from transmission and distribution of electricity and natural gas, sales of wholesale energy and energy related products and services, and natural gas revenues from natural gas storage services. Iberdrola USA’s primary operating cash outflows are power and natural gas purchases and transmission operating and maintenance expenses, as well as personnel costs and other employee-related expenditures. As Iberdrola USA’s business has expanded, Iberdrola USA’s working capital requirements have grown. Iberdrola USA expects its working capital to grow as it continues to grow its business.

For the six months ended June 30, 2015, net cash provided by operating activities was $782 million. During the period, Iberdrola Renewables contributed $385 million of operating cash associated with wholesale sales of energy, Iberdrola Networks contributed $513 million of operating cash as the result of regulated transmission and distribution sales of electricity and natural gas, and Iberdrola Energy Holdings used $23 million in cash associated with losses on marketing of wholesale gas and gas storage services. Iberdrola USA used $76 million in cash associated with operating expenses in support of the Iberdrola USA segments. In addition, changes in working capital used $17 million in cash. The cash from operating activities for the six months ended June 30, 2015 compared to the six months ended June 30, 2014 decreased $189 million, primarily attributable to the decreased revenues at Iberdrola Renewables due to lower wind sources at existing assets and unfavorable pricing as well as decreased revenues at Iberdrola Energy Holdings due to lower gas prices. The $153 million net change in Iberdrola USA’s net operating assets and liabilities during the six months ended June 30, 2015 was primarily attributable to a decrease in accounts receivable of $91 million driven by improvements in collection and a decrease in inventory costs of $73 million primarily driven by lower supply costs.

For the six months ended June 30, 2014, net cash provided by operating activities was $971 million. During the period, Iberdrola Renewables contributed $449 million of operating cash associated with wholesale sales of energy, Iberdrola Networks contributed $403 million of operating cash as the result of regulated transmission and distribution sales of electricity and natural gas, and Iberdrola Energy Holdings contributed cash of $55 million associated with gains on marketing of wholesale gas and gas storage services. Iberdrola USA used $57 million in cash associated with operating expenses in support of the Iberdrola USA segments. In addition, changes in working capital contributed cash of approximately $121 million. The $350 million net change in Iberdrola USA’s net operating assets and liabilities during the six months ended June 30, 2014 was primarily attributable to a decrease in accounts receivable of $45 million driven by improvements in collection, a decrease in inventory costs of $52 million primarily driven by lower supply costs, receipts from prepayments, short-term deposits and guarantees of $112 million and a decrease in regulatory assets driven by storm cost deferrals of $10 million, environmental cost deferrals of $12 million, taxes of $34 million, hedging activity of $11 million and surcharges of $18 million.

In 2014, net cash provided by operating activities was approximately $1.3 billion. During the period, Iberdrola Renewables contributed $724 million of operating cash associated with wholesale sales of energy, Iberdrola Networks contributed $734 million of operating cash as the result of regulated transmission and distribution sales of electricity and natural gas, and Iberdrola Energy Holdings contributed cash of $17 million associated with gains on marketing of wholesale gas and gas storage services. Iberdrola USA used $60 million in cash associated with operating expenses in support of the Iberdrola USA segments. In addition, changes in working capital used $84 million in cash. The cash from operating activities for the year ended December 31, 2014 compared to the year ended December 31, 2013 increased $154 million and this is primarily driven by the increased revenues at Iberdrola Renewables due to increase in wind source, prices, power trading activities and abundant hydro conditions as well as Iberdrola Energy Holdings due to lower gas prices. The $35 million net change in Iberdrola USA’s net operating assets and liabilities during the year ended December 31, 2014 was primarily attributable to a decrease in inventory costs driven by a decrease in inventory levels of $58 million, partially offset by storm cost deferrals of $20 million.

In 2013, net cash provided by operating activities was approximately $1.2 billion. During the period, Iberdrola Renewables contributed $541 million of operating cash associated with wholesale sales of energy, Iberdrola Networks contributed $556 million of operating cash as the result of regulated transmission and distribution sales of electricity and natural gas, and Iberdrola Energy Holdings contributed cash of $89 million associated with gains on marketing of wholesale gas and gas storage services. Iberdrola USA contributed cash of $9 million in support of the Iberdrola USA segments. In addition, changes in working capital used $16 million in cash. The cash from operating activities for the year ended December 31, 2013 compared to the year ended December 31, 2012 increased $454 million, driven by a full year operation in 2013 of six new wind assets of 716 MW, favorable pricing and increased power generation at the Klamath facility. In addition, $215 million of cash from operating activities was provided from the change in working capital. The $181 million net change in Iberdrola USA’s net operating assets and liabilities during the year ended December 31, 2013 was primarily attributable to a decrease in accounts receivable of $56 million driven by improvements in collection, receipts from short-term deposits and guarantees of $27 million, a decrease in accounts payable of $208 million primarily driven by lower supply costs and an increase in regulatory assets driven by storm cost deferrals of $29 million and environmental cost deferrals of $68 million, partially offset by surcharge deferrals of $33 million.

In 2012, net cash provided by operating activities was $723 million. During the period, Iberdrola Renewables contributed $608 million of operating cash associated with wholesale sales of energy, Iberdrola Networks contributed $478 million of operating cash as the result of regulated transmission and distribution sales of electricity and natural gas, and Iberdrola Energy Holdings used $12 million in cash associated with losses on marketing of wholesale gas and gas storage services. Iberdrola USA used $22 million in cash of associated with operating expenses in support of the Iberdrola USA segments. In addition, changes in working capital used $329 million in cash, comprised of $109 million in accounts receivable and $226 million in accounts payable. The $448 million net change in Iberdrola USA’s net operating assets and liabilities during the year ended December 31, 2012 was primarily attributable to an increase in accounts receivable of $109 million due to higher sales, an increase in regulatory assets driven by storm cost deferral of $89 million and a decrease in accounts payable of $226 million primarily driven by lower supply costs.

Investing Activities

Iberdrola USA’s investing activities have primarily focused on enhancing, automating, and reinforcing the asset base to support safety, reliability, and customer growth in accordance with the regulatory markets within which it operates, as well as constructing solar assets, pre-constructing wind asset and spending on gas generation assets. During 2012 through 2014, Iberdrola USA invested primarily in upgrading and expanding Iberdrola USA’s electricity and natural gas infrastructure across Iberdrola USA’s energy service and utility companies. The cost of investments however has been offset, partially, by refunds received from the U.S. Treasury cash grant program and from deposits made for turbine purchases and transmission interconnections.

For the six months ended June 30, 2015, net cash used in investing activities was $492 million, which was comprised of $355 million associated with capital expenditures at Iberdrola Networks with the remainder primarily attributable to investments within Iberdrola Renewables, including turbine payments in support of the Baffin Bay wind construction project.

For the six months ended June 30, 2014, net cash used in investing activities was $507 million, primarily attributable to $437 million associated with capital expenditures at Iberdrola Networks. The majority of the remaining amounts were attributed to changes in working capital to support investments within Iberdrola Renewables, including payments in support of the Baffin Bay wind construction project that was completed in 2014.

In 2014, the cash used in investing activities was $888 million, compared to $868 million in 2013 and $1.1 billion in 2012. These cash outflows primarily related to capital expenditures for Iberdrola Networks in the amount of $775 million in 2014, $906 million in 2013, and $989 million in 2012, with the remaining balance representing principally capital expenditures in Iberdrola Renewables.

The yearly decreases from 2012 to 2014 in Iberdrola Networks capital expenditures are primarily due to a reduced spending for Iberdrola USA’s transmission project in Maine, the Maine Power Reliability Program, with 2012 being the peak year for Iberdrola USA’s investment for this multiyear project. Other investments have remained relatively flat across Iberdrola Networks during this period.

Iberdrola Renewables also made capital investments during this three year period. Investing activities in 2014 related to capital expenditures of $257 million for construction of the Baffin Bay wind asset, $14 million in capital expenditures on the Klamath gas-fired cogeneration facility, or the Klamath Plant, $14 million on improvements to operating wind assets and $13 million in development costs, partially offset by $16 million in net refunds of wind turbine deposits.

In 2013, cash used in investing activities for Iberdrola Renewables included capital expenditures of $35 million related to the Baffin Bay wind asset, $19 million in capital expenditures for the Klamath Plant, $14 million on improvements to operating wind assets, and $17 million in development costs, partially offset by

$42 million for refunds of unused wind turbine deposits and $29 million received in cash grants under the U.S. Treasury cash grant program.

In 2012, cash used in investing activities for Iberdrola Renewables included $278 million in capital expenditures related to final construction activities for six new wind assets and one solar asset, $7 million in capital expenditures for the Klamath Plant, $25 million on improvements to operating wind assets and $18 million in development costs, partially offset by $4 million of refunds of wind turbine deposits and $6 million refunded on transmission deposits. Iberdrola Renewables made payments for turbines installed in the previous year. Iberdrola Renewables received $438 million in cash grants under the U.S. Treasury cash grant program.

Financing Activities

Iberdrola USA’s financing activities have primarily consisted of using its credit facilities and long-term debt issued or redeemed by its regulated Iberdrola Networks subsidiaries.

For the six months ended June 30, 2015, financing activities provided $213 million in cash. CMP issued $150 million in first mortgage bonds and NYSEG issued $200 million related to financing the investments of the Iberdrola Networks business. Additionally $60 million of pollution control notes matured at NYSEG and $20 million of long-term debt matured at CMP. This was offset by a decrease in the amortization of the tax equity financing arrangements of $54 million.

For the six months ended June 30, 2014, net cash used in financing activities was $82 million primarily attributable to a decrease in the amortization of the tax equity financing arrangements of $70 million and capital lease repayments of $10 million.

In 2014, cash used in financing activities was $180 million reflecting a reduction in notes payable and maturities and $119 million in payments on the tax equity financing arrangements.

In 2013, cash used in financing activities was $144 million. CMP issued first mortgage bonds of $225 million. IRHI received an equity contribution that included a cash infusion of $153 million. These were offset by repayments of non-current debt of $273 million and a reduction of $165 million in notes payable and maturities and payments of the tax equity financing arrangements of $173 million.

In 2012, cash provided by financing activities was $106 million. CMP issued $225 million of first mortgage bonds and NYSEG issued $150 million of senior unsecured notes. These were offset by repayments of non-current debt of $255 million.

Contractual Obligations

As of December 31, 2014, Iberdrola USA’s contractual obligations (excluding any tax reserves) were as follows:

	Total	2015	2016	2017	2018	2019	Thereafter
	(in millions)
Operating leases(1)	$373	$24	$24	$23	$22	$23	$257
Projected future pension benefit plan contributions(2)	102	1	28	29	25	19	—
Long-term debt (including current maturities)(3)	2,664	148	197	214	10	310	1,785
Interest payments(4)	1,576	148	134	119	102	92	981
Material purchase commitments(5)	2,936	2,117	335	67	58	30	329

Total Contractual Obligations	$7,651	$2,438	$718	$452	$217	$474	$3,352

(1)	Represents lease contracts relating to operational facilities, office building leases, and vehicle and equipment leases. These amounts represent Iberdrola USA’s expected portion of the costs to pay as amounts related to contingent payments are predominantly linked to electricity generation at the respective facilities.
(2)	The qualified pension plans’ contributions are generally based on the estimated minimum pension contributions required under ERISA and the Pension Protection Act of 2006, as well as contributions necessary to avoid benefit restrictions and at-risk status. These amounts represent estimates that are based on assumptions that are subject to change. The minimum required contributions for years after 2019 are not included as projection beyond 2019 are not available.
(3)	See debt payment discussion in “Long-term Capital Resources.”
(4)	Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2014 and do not reflect anticipated future refinancing, early redemptions or debt issuances. Variable rate interest obligations are estimated based on rates as of December 31, 2014
(5)	Represents forward purchase commitments under power, gas, and other arrangements.

Critical Accounting Policies and Estimates

The financial statements provided herein have been prepared in accordance with U.S. GAAP and include the accounts of Iberdrola USA.

In preparing the accompanying financial statements, Iberdrola USA’s management has made certain estimates and assumptions that affect the reported amounts of assets, liabilities, shareholder’s equity, revenues and expenses, and the disclosures thereof. Iberdrola USA’s management recorded the net assets of IRHI in these combined and consolidated financial statements at the historical accounting basis of Iberdrola USA. The historical accounting basis of Iberdrola USA includes purchase accounting adjustments related to Iberdrola USA’s acquisition of IRHI in 2007. Prior to the 2013 reorganization of Iberdrola USA, Iberdrola Networks was not considered to be a substantive operating entity as it did not hold any direct operations and had always been a part of Iberdrola USA. As a result, the net assets of Iberdrola Networks in these combined and consolidated financial statements are recorded at the historical accounting basis of Iberdrola USA, which do not include purchase accounting adjustments related to Iberdrola, S.A.’s acquisition of Iberdrola USA in 2008. For additional information regarding Iberdrola USA’s corporate history and reorganization, see the section entitled “Additional Information about Iberdrola USA—History” beginning on page 213 of this proxy statement/prospectus.

Accounting for Regulated Public Utilities

U.S. GAAP allows regulated entities to give accounting recognition to the actions of regulatory authorities. In order to apply such regulatory accounting treatment and record regulatory assets and liabilities, certain criteria must be met. In determining whether the criteria are met for its operations, Iberdrola USA’s management makes significant judgments, which involve (i) determining whether rates for services provided to customers are subject to approval by an independent, third-party regulator, (ii) determining whether the regulated rates are designed to recover specific costs of providing the regulated service, (iii) considering relevant historical precedents and recent decisions of the regulatory authorities and (iv) considering the fact that decisions made by regulatory commissions or legislative changes at a later date could vary from earlier interpretations made by management and that the impact of such variations could be material. Iberdrola USA’s regulated subsidiaries have deferred recognition of costs (a regulatory asset) or have recognized obligations (a regulatory liability) if it is probable that such costs will be recovered or obligations relieved in the future through the ratemaking process. Management regularly reviews its regulatory assets and liabilities to determine whether adjustments to its previous conclusions are necessary based on the current regulatory environment as well as recent rate orders. If Iberdrola USA’s regulated subsidiaries, or a portion of their assets or operations, were to cease meeting the criteria for application of these accounting rules, accounting standards for businesses in general would become applicable and immediate recognition of any previously deferred costs would be required in the year in which such criteria are no longer met.

Accounting for Pensions and Other Post-retirement Benefits

Iberdrola USA provides pensions and other post-retirement benefits for a significant number of employees, former employees and retirees. Iberdrola USA accounts for these benefits in accordance with the accounting rules for retirement benefits. In accounting for its pension and other post-retirement benefit plans, or the Iberdrola USA plans, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and those assumed allows for a smoother recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the Iberdrola USA plans. The primary assumptions include the discount rate, the expected return on plan assets, health care cost trend rate, mortality assumptions and demographic assumptions. Iberdrola USA applies consistent estimation techniques regarding its actuarial assumptions, where appropriate, across the Iberdrola USA plans of its operating subsidiaries. The estimation technique utilized to develop the discount rate for the Iberdrola USA plans is based upon the settlement of such liabilities as of December 31, 2014 utilizing a hypothetical portfolio of actual, high quality bonds, which would generate cash flows required to settle the liabilities. Iberdrola USA believes such an estimate of the discount rate accurately reflects the settlement value for plan obligations and results in cash flows which closely match the expected payments to participants.

Iberdrola USA reflects all unrecognized prior service costs and credits and unrecognized actuarial gains and losses for the regulated utilities of Iberdrola Networks as regulatory assets or liabilities as it is probable that such items will be recovered through the ratemaking process in future periods.

During 2014, the Society of Actuaries issued its final updated mortality tables and projection scales. Iberdrola USA, in conjunction with its actuaries, performed an analysis to determine the appropriateness of adopting these tables and the related mortality projections. As a result, Iberdrola USA’s pension and post-retirement plan liabilities as of December 31, 2014 reflect updated mortality assumptions.

Goodwill

Goodwill is not amortized, but is subject to an assessment for impairment at least annually or more frequently if events occur or circumstances change that will more likely than not reduce the fair value of the reporting unit below its carrying amount. A reporting unit is an operating segment or one level below an operating segment and is the level at which goodwill is tested for impairment.

In assessing goodwill for impairment, Iberdrola USA has the option of first performing a qualitative assessment to determine whether a quantitative assessment is necessary, or step zero. If it is determined, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not greater than the carrying amount, no further testing is required. If Iberdrola USA bypasses step zero or performs the qualitative assessment but determines that it is more likely than not that its fair value is less than its carrying amount, a quantitative two step, fair value based test is performed. Step one compares the fair value of the reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, step two is performed. Step two requires an allocation of fair value to the individual assets and liabilities using business combination accounting guidance to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than its carrying amount, an impairment loss is recorded as a reduction to goodwill and a charge to operating expense.

Iberdrola USA’s step zero qualitative assessment involves evaluating key events and circumstances that could affect the fair value of Iberdrola USA’s reporting units, as well as other factors. Events and circumstances evaluated include macroeconomic conditions, industry, regulatory and market considerations, cost factors and their effect on earnings and cash flows, overall financial performance as compared with projected results and actual results of relevant prior periods, other relevant entity specific events, and events affecting a reporting unit.

Iberdrola USA’s step one impairment testing, and step two if required, includes various assumptions, primarily the discount rate, which is based on an estimate of Iberdrola USA’s marginal, weighted average cost of capital, and forecasted cash flows. Iberdrola USA tests the reasonableness of the conclusions of its step one impairment testing using a range of discount rates and a range of assumptions for long term cash flows.

Renewables

Based on the results of our step one impairment test for Iberdrola Renewables, conducted in 2014, its estimated fair value exceeds carrying value by approximately 1%. Due to this 1% excess of fair value over carrying value in step one, step two calculations were performed according to the operating plans of the reporting unit, in order to assess whether a potential material impairment charge may be recognized in the near term.

The current operating plans of Iberdrola Renewables include significant assumptions and estimates associated with revenue growth, profitability and related cash flows, along with cash flows associated with taxes and capital expenditures. In addition, Iberdrola USA’s projections contemplate the continuation of renewable energy projects in the future. The discount rate used to estimate fair value was risk-adjusted to consider economic conditions of Iberdrola Renewables, the reporting unit. Iberdrola USA also considered other assumptions that market participants may use. By their nature, projections are uncertain. Potential events and circumstances, such as declining wind energy output and prices obtained per kWh, changes in government incentives established to promote renewable energies and increases in capital expenditures per MW could have an adverse effect on Iberdrola USA’s assumptions.

The conclusion of the step two analysis is that the implied fair value of the goodwill within Iberdrola Renewables is 1.28x of its carrying amount as of December 31, 2014. Management will continue to monitor the performance of the reporting unit and any potential implications on goodwill.

Impairment of long lived assets

Iberdrola USA evaluates property, plant, and equipment and other long lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is required to be recognized if the carrying amount of the asset exceeds the undiscounted future net cash flows associated with that asset.

Iberdrola USA determines the fair value of a long-lived asset (asset group) by applying the approaches prescribed under the fair value measurement accounting framework. Generally, the market approach and income approach are most relevant in the fair value measurement of Iberdrola USA’s long-lived assets; however, due to the lack of available relevant observable market information in many circumstances, Iberdrola USA often relies on the income approach. Iberdrola USA develops the underlying assumptions consistent with its internal budgets and forecasts for such valuations. Iberdrola USA uses an internal discounted cash flow valuation model, or the DCF model, based on the principles of present value techniques, to estimate the fair value of Iberdrola USA’s long-lived assets under the income approach. The DCF model estimates fair value by discounting Iberdrola USA’s cash flow forecasts at an appropriate discount rate. Management applies considerable judgment in selecting several input assumptions during the development of Iberdrola USA’s internal budgets and cash flow forecasts. Examples of the input assumptions that Iberdrola USA’s budgets and forecasts are sensitive to include macroeconomic factors such as growth rates, industry demand, inflation, power prices and commodity prices. Whenever appropriate, management obtains these input assumptions from observable market data sources and extrapolates the market information if an input assumption is not observable for the entire forecast period. Many of these input assumptions are dependent on other economic assumptions, which are often derived from statistical economic models with inherent limitations such as estimation differences. Further, several input assumptions are based on historical trends which often do not recur. The input assumptions most significant to Iberdrola USA’s budgets and cash flows are based on expectations of macroeconomic factors which may be volatile. The use of a different set of input assumptions could produce significantly different budgets and cash flow forecasts.

A considerable amount of judgment is also applied in the estimation of the discount rate used in the DCF model. To the extent practical, inputs to the discount rate are obtained from market data sources.

Fair value of a long-lived asset (asset group) is sensitive to both input assumptions related to Iberdrola USA’s budgets and cash flow forecasts and the discount rate. Further, estimates of long-term growth and terminal value are often critical to the fair value determination. As part of the impairment evaluation process, management analyzes the sensitivity of fair value to various underlying assumptions. The level of scrutiny increases as the gap between fair value and carrying amount decreases. Changes in any of these assumptions could result in management reaching a different conclusion regarding the potential impairment, which could be material. Iberdrola USA’s impairment evaluations inherently involve uncertainties from uncontrollable events that could positively or negatively impact the anticipated future economic and operating conditions.

Capitalization and recovery of project development costs

Development and construction of Iberdrola USA’s various facilities are carried out in stages. Project costs are expensed during early stage development activities. Once certain development milestones are achieved and it is probable that Iberdrola USA can obtain future economic benefits from a project, salaries and wages for persons directly involved in the project, and engineering, permits, licenses, wind measurement and insurance costs are capitalized.

Development projects in construction are reviewed periodically for any indications of impairment. Furthermore, Iberdrola USA assesses the recoverability of development costs that have been capitalized using several criteria to assess economic recoverability and probability of future economic benefit including energy prices, government regulation, and the internal rate of return to be earned on the project. If based on these factors, we conclude that it will not proceed with the related project, or that the project is no longer viable, the cost of the project is expensed in full.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place in either the principal market for the asset or liability, or, in the absence of a principal market, in the most advantageous market for the asset or liability.

Iberdrola USA uses valuation techniques and methodologies that maximize the use of observable inputs and minimize the use of unobservable inputs. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices are not available, valuation models are applied to estimate the fair value using the available observable inputs. The valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement standard includes a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. An asset or liability’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest.

Income tax

Iberdrola USA and IRHI filed separate consolidated federal income tax returns that included the taxable income or loss of all their respective subsidiaries, which are 80% or more owned, for all tax periods prior to 2013. For the period of January 1, 2013 through November 20, 2013, Iberdrola USA, excluding IRHI, filed a consolidated federal income tax return that included the taxable income or loss of all of its subsidiaries, which are 80% or more owned. In addition, a consolidated federal income tax return that included the taxable income or loss of IRHI and all of its subsidiaries for the entire 2013 tax year and the taxable income or loss of Iberdrola USA and all of its subsidiaries for the tax period of November 21, 2013 through December 31, 2013, was filed. Beginning with the 2014 tax year Iberdrola USA filed a consolidated federal income tax return that includes the taxable income or loss of all its subsidiaries, including IRHI, which are 80% or more owned.

Iberdrola USA uses the liability method of accounting for income taxes. Deferred tax assets and liabilities reflect the expected future tax consequences based on enacted tax law of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. In accordance with GAAP for regulated industries, Iberdrola USA’s regulated subsidiaries have established a regulatory asset for the net revenue requirements to be recovered from customers for the related future tax expense associated with certain of these temporary differences. Investment tax credits are amortized over the estimated lives of the related assets.

Deferred tax assets and liabilities are measured at the expected tax rate for the period in which the asset or liability will be realized or settled, based on legislation enacted as of the balance sheet date. Changes in deferred income tax assets and liabilities that are associated with components of OCI are charged or credited directly to OCI. Significant judgment is required in determining income tax provisions and evaluating tax positions. Iberdrola USA’s tax positions are evaluated under a more-likely-than-not recognition threshold before they are recognized for financial reporting purposes. Valuation allowances are recorded to reduce deferred tax assets when it is not more-likely-than not that all or a portion of a tax benefit will be realized.

Certain states impose on corporations a franchise tax that is computed as the higher of a tax based on income or a tax based on capital. To the extent Iberdrola USA’s state tax based on capital is in excess of the state tax based on income, Iberdrola USA reports such excess in other taxes and taxes accrued in the accompanying consolidated financial statements.

Iberdrola USA accounts for sales tax collected from customers and remitted to taxing authorities on a net basis.

Uncertain tax positions have been classified as noncurrent unless expected to be paid within one year. Iberdrola USA’s policy is to recognize interest and penalties on uncertain tax positions as a component of interest expense in the combined and consolidated statements of income.

Off-Balance Sheet Arrangements

Iberdrola USA at times is required to provide bank or corporate guarantees in the normal course of business. These include the following guarantees provided to market operators to enable Iberdrola USA to participate in the energy markets:

•	Market Guarantees—guarantees given to cover risks of buying and trading electricity and gas with Iberdrola USA or Iberdrola USA’s subsidiaries.

•	Performance Guarantees—guarantees given to secure fulfillment of obligations resulting from the exercise of Iberdrola USA’s business activities or those of Iberdrola USA’s subsidiaries.

Iberdrola USA does not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on Iberdrola USA’s financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Iberdrola USA is exposed to risks associated with adverse changes in commodity prices, interest rates and equity prices. Financial instruments and positions affecting the financial statements of Iberdrola USA described below are held primarily for purposes other than trading. Market risk is measured as the potential loss in fair value resulting from hypothetical reasonably possible changes in commodity prices, interest rates or equity prices over the next year. Management has established risk management policies to monitor and manage such market risks, as well as credit risks.

Commodity Price Risk

Iberdrola Renewables and Iberdrola Energy Holdings face a number of energy market risk exposures, including fixed price, basis (both location and time), and heat rate risk. Contracted natural gas storage exposures are affected by gas price differentials across time. Iberdrola USA manages this exposure with fixed price, basis, and index gas derivatives. In addition, contracted transport positions are subject to gas price risk across location (i.e., the price differentials between the receipt and delivery points associated with the leased pipelines). Iberdrola USA hedges this exposure with basis swaps. Its merchant power plants are subject to heat rate risk, which is hedged with fixed price power and fixed price gas and basis positions. Iberdrola Renewables merchant wind facilities are subject to fixed price power risk, which is hedged with fixed price power trades.

Iberdrola Networks also experiences commodity price risk, due to volatility in the wholesale energy markets. Iberdrola Networks manages that risk through a combination of regulatory mechanisms, such as the pass-through of the market price of electricity and natural gas to customers, and through comprehensive risk management processes. Those measures mitigate Iberdrola USA’s commodity price exposure, but do not completely eliminate it. Iberdrola Networks also uses electricity contracts, both physical and financial, to manage fluctuations in electricity commodity prices in order to provide price stability to customers. It also uses natural gas futures and forwards to manage fluctuations in natural gas commodity prices in order to provide price stability to customers. It includes the cost or benefit of those contracts in the amount expensed for electricity or natural gas purchased when the related electricity is sold.

Long-term supply contracts reduce Iberdrola USA’s exposure to market fluctuations. Iberdrola USA has electricity commodity purchases and sales contracts for both capacity and energy (physical contracts) that have been designated and qualify for the own use exemption in accordance with the accounting requirements concerning derivative instruments and hedging activities.

Iberdrola Renewables and Iberdrola Energy Holdings use a Monte Carlo Simulation Value-at-Risk, or VaR, technique to measure and control the level of risk it undertakes. VaR is a statistical technique used to measure and quantify the level of risk within a portfolio over a given timeframe and within a specified level of confidence. VaR is primarily composed of three variables: the measured amount of potential loss, the probability of not exceeding the amount of potential loss, and the portfolio holding period.

Iberdrola Renewables and Iberdrola Energy Holdings use a 99% probability level over a five-day holding period, indicating that it can be 99% confident that losses over five days would not exceed that value. Using a simple summation approach across commodities, average VaR for 2014 was $12.5 million compared to a 2013 average of $12.3 million. This approach has limitations in that it ignores the extent of correlation between commodity prices and diversification between positions; as a result, VaR is not additive.

As noted above, VaR is a statistical technique and is not intended to be a guarantee of the maximum loss IRHI may incur.

Because all gains or losses on Iberdrola Networks’ commodity contracts will ultimately be passed on to retail customers, no sensitivity analysis is performed for Iberdrola Networks.

The following tables provide details on changes in Iberdrola USA’s derivative net asset (or liability) position related to natural gas swaps and futures during 2014:

(in millions)
Derivative net asset at December 31, 2013	$53
Reclassify to realize upon settlement	11
Changes in fair value recorded to income	(1)
Amounts recorded to unrealized income	(3)
Changes in fair value recorded in regulatory liabilities	14
Change in collateral held by (for) others	(26)
Option premiums received and other	9

Derivative net asset at December 31, 2014	$57

Interest Rate Risk

Total debt outstanding was $2.7 billion at December 31, 2014 of which $159 million had a floating interest rate; a change of 25 basis points in this interest rate would result in a fluctuation of approximately $400,000 annually. There were no outstanding borrowings under the Iberdrola USA $300 million credit facility and the $600 million joint facility. Borrowings under the credit facilities incur interest at a floating rate tied to LIBOR. The estimated fair value of the Iberdrola USA’s debt at December 31, 2014 was $3.0 billion.

There are no interest rate derivative contracts outstanding at December 31, 2014 and June 30, 2015.

Pension and Post-Retirement Plans

Iberdrola USA provides pensions and other post-retirement benefits for a significant number of employees, former employees and retirees. In applying relevant accounting policies, Iberdrola USA has made critical estimates related to actuarial assumptions, including assumptions of expected returns on plan assets, discount rates, health care cost trends and future compensation. The cost of pension and other post-retirement benefits in future periods will depend on actual returns on plan assets, assumptions for future periods, contributions and benefit experience. In 2014, Iberdrola contributed $31 million to its pension plans. Employer contributions to Iberdrola USA’s pension plans in 2015 is expected to be $1 million.

The discount rate used in accounting for pension and other benefit obligations in 2014 ranged from 3.80% to 3.90%. The expected rate of return on plan assets for qualified pension benefits in 2014 ranged from 6.50% to

7.50%. The following tables reflect the estimated sensitivity associated with a change in certain significant actuarial assumptions (each assumption change is presented mutually exclusive of other assumption changes):

	Change in Assumption	Impact on 2014 Pension Expense Increase (Decrease)
		Pension Benefits	Post Retirement
		(in millions)
Increase in discount rate	50 basis points	$(9)	$(2)
Decrease in discount rate	50 basis points	9	2
Increase in return on plan asset	50 basis points	11	—
Decrease in return on plan asset	50 basis points	11	—

Credit Risk

This risk is defined as the risk that a third party will not fulfill its contractual obligations and, therefore, generate losses for Iberdrola USA. Iberdrola Networks is exposed to nonpayment of customer bills. Standard debt recovery procedures are in place, in accordance with best practices and in compliance with applicable state regulations and embedded tariff mechanisms to manage uncollectable expense. Iberdrola USA’s credit department, based on guidelines approved by the Iberdrola USA board, establishes and manages its counterparty credit limits. Iberdrola USA has developed a matrix of unsecured credit thresholds that are dependent on a counterparty’s or the counterparty guarantor’s applicable credit rating. Credit risk is mitigated by contracting with multiple counterparties and limiting exposure to individual counterparties or counterparty families to clearly defined limits based upon the risk of counterparty default. At the counterparty level, Iberdrola USA employs specific eligibility criteria in determining appropriate limits for each prospective counterparty and supplements this with netting and collateral agreements, including margining, guarantees, letters of credit, and cash deposits, where appropriate.

Iberdrola Renewables and Iberdrola Energy Holdings are also exposed to credit risk through their energy marketing and trading operations. Iberdrola USA manages counterparty credit risk for its subsidiaries with energy marketing and trading operations through established policies, including counterparty credit limits, and in some cases credit enhancements, such as cash prepayments, letters of credit, cash and other collateral and guarantees.

Some relevant considerations when assessing the credit risk exposure of the energy marketing and trading operations follows:

•	Operations are primarily concentrated in the energy industry.

•	Trade receivables and other financial instruments are predominately with energy, utility and financial services related companies, as well as municipalities, cooperatives and other trading companies in the U.S.

•	Overall credit risk is managed through established credit policies by a Credit Risk Management group that is independent of the energy marketing and trading functions.

•	Prospective and existing customers are reviewed for creditworthiness based upon established standards, with customers not meeting minimum standards providing various credit enhancements or secured payment terms, such as letters of credit or the posting of margin cash collateral.

•	Master netting agreements are used, where appropriate, to offset cash and non-cash gains and losses arising from derivative instruments with the same counterparty.

Based on Iberdrola USA’s policies and risk exposures related to credit risk from its energy marketing and trading operations, Iberdrola USA does not anticipate a material adverse effect on its financial statements as a result of counterparty nonperformance. As of December 31, 2014, approximately 98% of Iberdrola USA’s energy marketing and trading counterparty credit risk exposure is associated with companies that have investment grade credit ratings.

The following table displays the credit quality of Iberdrola USA’s trading counterparties as of December 31, 2014:

	Credit Exposure Before Cash Collateral	Cash Collateral	Net Credit Exposure
	(in millions)
Investment Grade(1)
A- and Greater	$1,813	$—	$1,813
BBB+ and BBB	474	2	473
BBB-	140	—	140

Total Investment Grade	2,427	2	2,426
Non-investment grade(2) (3) (4)	65	5	59

Total	$2,492	$7	$2,485

(1)	This category includes counterparties with minimum credit ratings of Baa3 assigned by Moody’s and BBB- assigned by Standard & Poor’s, if rated by both agencies. The five largest counterparty exposures, combined, for this category represented approximately 37.9% of the total gross credit exposure.
(2)	This category includes counterparties with credit ratings that are below investment grade. The five largest counterparty exposures, combined, for this category represented approximately 0.6% of the total gross credit exposure.
(3)	This category includes counterparties that have not been rated by Moody’s or Standard & Poor’s, but are considered investment grade based on Iberdrola USA’s evaluation of the counterparty’s creditworthiness. The five largest counterparty exposures, combined, for this category represented approximately 0.9% of the total gross credit exposure.
(4)	This category includes counterparties that have not been rated by Moody’s or Standard & Poor’s, and are considered non-investment grade based on Iberdrola’ s evaluation of the counterparty’s creditworthiness. The five largest counterparty exposures, combined, for this category represented approximately 0.8% of the total gross credit exposure.

Treasury Management (including Liquidity Risk)

Iberdrola USA’s cash management and short-term funding activities are coordinated with its ultimate parent, Iberdrola, S.A. Iberdrola USA is able, effectively, to borrow from or lend to Iberdrola, S.A. Iberdrola USA and its subsidiaries use a series of arms-length agreements to provide short term funding to its unregulated subsidiaries, to minimize overall short-term funding costs and to maximize returns on temporary cash investments. Iberdrola USA has the capacity to borrow from third parties through a $300 million revolving credit facility that expires in 2019 and was undrawn at December 31, 2014. Iberdrola USA had no other short term third-party debt at December 31, 2014. For more information, see the sections entitled “—Liquidity and Capital Resources—Liquidity Resources” and “—Liquidity and Capital Resources—Liquidity Management” beginning on page 170 and 171, respectively, of this proxy statement/prospectus.

Iberdrola Networks

Iberdrola Networks’ regulated utilities fund their operations independently, except to the extent that they borrow on a short-term basis from unregulated affiliates and from each other when circumstances warrant in order to minimize short-term funding costs and maximize returns on temporary cash investments. The regulated utilities are prohibited by regulation from lending to unregulated affiliates. NYSEG, RG&E and CMP each independently access the investment grade debt capital markets for long-term funding and each are borrowers in a joint revolving credit facility in which the aggregate credit limit is $600 million. This facility expires in 2018 and had $586 million of credit available as of December 31, 2014. NYSEG and CMP also have commercial paper programs. CMP issued $150 million of first mortgage bonds in January 2015 that had been priced in a private transaction in October 2014. Iberdrola Networks had approximately $2.5 billion of outstanding third-party debt at December 31, 2014.

Iberdrola Networks’ regulated utilities are subjected by regulation to certain credit quality maintenance measures, including minimum equity ratios, that are linked to the level of equity assumed in the establishment of revenue requirements. The companies maintain their equity ratios at or above the minimum through dividend declarations or, when necessary, receive capital contributions from Iberdrola USA.

Iberdrola Renewables

Iberdrola Renewables has primarily funded operations through equity contributions from the Iberdrola Group. The last such equity contribution of $800 million was made in February 2013. Iberdrola Renewables has also raised a small percentage of its capital through tax equity partnerships, project loans and sale-leaseback arrangements. The balance of the outstanding tax equity financing arrangement at December 31, 2014 was $401 million and the balance of leases was $73 million.

New Accounting Standards

Simplifying the Presentation of Debt Issuance Costs

The FASB issued an amendment in April 2015 that is intended to simplify the presentation of debt issuance costs. Instead of presenting debt issuance costs as a deferred charge (that is, as an asset), the amendments require debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation for debt discounts. The amendment is effective for public entities for financial statements issued for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. The amendments require retrospective application and permit early adoption. Iberdrola USA does not expect its adoption of the amendments to affect its results of operations, financial position, or cash flows.

Amendments to the Consolidation Analysis

In February 2015, the FASB issued an amendment to improve targeted areas of the consolidation guidance and reduce the number of consolidation models. The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The adoption of the amendments is not expected to materially affect the results of operations, financial position or cash flows of Iberdrola USA.

Pushdown Accounting

In November 2014, the FASB issued guidance on when and how an acquired entity that is a business or nonprofit activity, whether public or nonpublic, can apply pushdown accounting in its separate financial statements upon the occurrence of an event in which an acquirer, either an individual or an entity, obtains control of the acquired entity. The guidance provides an acquired entity with an option to apply pushdown accounting in its separate financial statements. As a result of the new standard, Iberdrola USA was not required to apply pushdown accounting for the purchase of Energy East by Iberdrola, S.A. in 2008.

Discontinued Operations and Disposals of Components of an Entity

The FASB issued amendments in April 2014 that change the requirements for the reporting of discontinued operations. The new definition of discontinued operations limits reporting to disposals of components that represent strategic shifts that have, or will have, a major effect on an entity’s operations and financial results. The amendments are effective for public business entities and certain not-for-profit entities for annual periods beginning on or after December 15, 2014, and interim periods within those years, and are effective for all other entities for annual periods beginning on or after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015. The adoption of the amendments is not expected to materially affect the results of operations, financial position or cash flows of Iberdrola USA.

Revenue from Contracts with Customers

In May 2014, the FASB issued a new accounting standard related to the recognition of revenue from contracts with customers and required disclosures. The core principle is for an entity to recognize revenue to represent the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In April 2015, the FASB issued a proposal to defer by one year the effective date of this standard. On July 9, 2015, a majority of the FASB voted to approve a one-year deferral of the effective date of the revenue standard for all entities. Thus, the standard will now be effective for annual reporting periods beginning after December 15, 2017 and interim periods therein, with early adoption as of the original effective date permitted. Iberdrola USA is currently evaluating how the adoption of the standard will affect the results of operations, financial position or cash flows.

Presentation of an Unrecognized Tax Benefit

In July 2013, the FASB issued guidance on the financial statement presentation of an unrecognized tax benefit when an NOL carryforward, a similar tax loss or a tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, is to be presented as a reduction to a deferred tax asset for an NOL carryforward, a similar tax loss or a tax credit carryforward, with certain exceptions. The unrecognized tax benefit is to be presented as a liability and should not be combined with deferred tax assets to the extent that an NOL carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose. Iberdrola USA adopted these amendments effective January 1, 2014. The adoption of these amendments did not materially affect Iberdrola USA’s results of operation, financial position or cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operation of UIL

UIL’s financial condition and results of operations are described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in UIL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, UIL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information sets forth the unaudited pro forma combined statement of income of the combined company for the six months ended June 30, 2015 and for the year ended December 31, 2014, and the unaudited pro forma combined balance sheet as of June 30, 2015 to give effect to the transaction described in Note 1, or the transaction, as if such transaction was completed on January 1, 2014 and June 30, 2015, respectively.

The following unaudited pro forma combined financial information is based on the historical financial statements of Iberdrola USA and UIL and is intended to illustrate how the transaction might have affected the historical financial statements of Iberdrola USA if it had been consummated at the dates indicated above. The unaudited pro forma combined financial information reflects preliminary estimates and assumptions based on information available at the time of preparation, including fair value estimates of assets and liabilities. The unaudited pro forma combined financial information is provided for illustrative purposes only and does not necessarily reflect the financial position or results of operations that would have actually resulted had the transaction occurred as of the dates indicated, nor should it be taken as necessarily indicative of the future financial position or results of operations of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 37 of this proxy statement/prospectus.

The unaudited pro forma combined financial information should be read together with:

•	the accompanying notes to the unaudited pro forma combined financial information;

•	the unaudited consolidated financial statements of Iberdrola USA as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 included elsewhere in this proxy statement/prospectus;

•	the audited combined and consolidated financial statements of Iberdrola USA as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 included elsewhere in this proxy statement/prospectus;

•	the unaudited consolidated financial statements of UIL as of June 30, 2015 and for the six months ended June 30, 2015 and 2014 contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, which are incorporated by reference into this document (see section entitled “Where You Can Find Additional Information” beginning on page 288 of this proxy statement/prospectus); and

•	the audited consolidated financial statements of UIL as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 contained in its Annual Report on Form 10-K for the year ended December 31, 2014, which are incorporated by reference into this document (see section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus).

The unaudited pro forma combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the transaction, the costs to integrate the operations of UIL and Iberdrola USA or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements. The unaudited pro forma combined financial information also does not reflect any potential regulatory actions that may impact the combined company when the transaction is completed.

Unaudited Pro Forma Combined Balance Sheet as of June 30, 2015

	As of June 30, 2015
	Historical Iberdrola USA	Historical UIL	Reporting Reclassifications (K)	Transaction Adjustments		Pro Forma Iberdrola USA
	(in millions)
Assets
Current Assets
Cash and cash equivalents	$985	$179	$—	$(664)	A	$500
Restricted cash	—	1	(1)	—		—
Accounts receivable and unbilled revenues, net	800	—	282	—		1,082
Accounts receivable, less allowance	—	218	(218)	—		—
Unbilled revenue		64	(64)	—		—
Notes receivable from affiliates	5	—	—	—		5
Derivative assets	118	10	—	—		128
Fuel and gas in storage	158	47	—	—		205
Materials and supplies	97	—	—	—		97
Deferred income taxes	56	—	—	15	B	71
Refundable taxes	—	17	—	—		17
Prepayments and other current assets	153	—	28	—		181
Prepayments	—	14	(14)	—		—
Other	—	13	(13)	—		—
Regulatory assets	117	103	—	—		220
Deferred income taxes regulatory	14	—	—	—		14

Total Current Assets	2,503	666	—	(649)		2,520

Other Investments
Equity investment in GenConn	—	113	(113)	—		—
Other	—	27	(27)	—		—

Total Other Investments	—	140	(140)	—		—

Property, plant and equipment, at cost	21,982	4,227	—	—		26,209
Less: accumulated depreciation	(6,140)	(1,068)	—	—		(7,208)
Net Property, Plant and Equipment in Service	15,842	3,159	—	—		19,001
Construction work in progress	1,154	248	—	—		1,402

Total Property, Plant and Equipment	16,996	3,407	—	—		20,403

Equity method investments	255	—	113	—		368
Other investments	65	—	27	24	C	116
Regulatory assets	2,289	681	—	170	E	3,140
Other Assets
Goodwill	1,361	266	—	1,514	D	3,141
Intangible assets	544	—	—	—		544
Derivative assets	111	23	—	—		134
Unamortized debt issuance expenses	—	13	(13)	—		—
Other long-term receivable	—	2	(2)	—		—
Other	57	3	15	17	F	92

Total Other Assets	2,073	307	—	1,531		3,911
Total Assets	$24,181	$5,201	$—	$1,076		$30,458

	As of June 30, 2015
	Historical Iberdrola USA	Historical UIL	Reporting Reclassifications (K)	Transaction Adjustments		Pro Forma Iberdrola USA
	(in millions)
Liabilities
Current Liabilities
Line of credit borrowings	$—	$80	$—	$—		$80
Current portion of debt	119	7	—	—		126
Tax equity financing arrangements	115	—	—	—		115
Interest accrued	42	22	—	—		64
Accounts payable	517	146	63	—		726
Dividends payable	—	24	—	—		24
Accrued liabilities	—	63	(63)	—		—
Taxes accrued	29	18	—	—		47
Derivative liability	130	28	—	—		158
Deferred income taxes	—	16	—	—		16
Other current liabilities	234	—	—	—		234
Regulatory liabilities	151	44	—	—		195

Total Current Liabilities	1,337	448	—	—		1,785

Regulatory Liabilities	1,320	510	—	—		1,830
Deferred income taxes regulatory	386	—	—	—		386
Other Non-current Liabilities
Deferred income taxes	2,300	608	—	—		2,908
Deferred income	1,578	—	—	—		1,578
Pension and other post-retirement	785	—	352	—		1,137
Pension accrued	—	265	(265)	—		—
Other post-retirement benefits accrued	—	87	(87)	—		—
Tax equity financing arrangements	229	—	—	—		229
Derivative liability	63	80	—	—		143
Asset retirement obligation	245	—	19	—		264
Environmental remediation costs	282	—	4	—		286
Other	245	47	(23)	—		269

Total Other Non-current Liabilities	5,727	1,087	—	—		6,814
Non-current debt	2,835	1,759	—	212	E	4,806

Total Non-current Liabilities	10,268	3,356	—	212		13,836

Total Liabilities	11,605	3,804	—	212		15,621

Stockholders’ Equity	12,560	1,397	—	864	G	14,821
Noncontrolling Interests	16	—	—	—		16

Total Equity	12,576	1,397	—	864		14,837

Total Liabilities and Equity	$24,181	$5,201	$—	$1,076		$30,458

See accompanying notes to the unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Statement of Income for the six months ended

June 30, 2015

	For the Six Months Ended June 30, 2015
	Historical Iberdrola USA	Historical UIL	Reporting Reclassifications (K)	Transaction Adjustments		Pro Forma Iberdrola USA
	(in millions, except per share data)
Operating Revenues	$2,166	$896	$—	$—		$3,062
Operating Expenses
Purchased power, natural gas and fuel used	543	348	—	—		891
Transmission wholesale	—	38	(38)	—		—
Operations and maintenance	814	204	45	(19)	H	1,044
Impairment of non-current assets	7	—	—	—		7
Depreciation and amortization	362	83	—	—		445
Taxes other than income taxes	171	73	—	—		244
Merger and acquisition related expenses	—	7	(7)	—		—

Total Operating Expenses	1,897	753	—	(19)		2,631

Operating Income	269	143	—	19		431

Other Income and (Expense)
Other income, net	22	8	—	—		30
Earnings from equity method investments	—	7	—	—		7
Interest expense/charges, net	(127)	(48)	—	4	E	(171)
Income Before Income Tax	164	110	—	23		297
Income tax expense	47	37	—	10	I	94

Net Income	$117	$73	$—	$13		$203

Earnings per share (basic)	$479,213	$1.29	N/A	N/A		$0.65
Earnings per share (diluted)	$479,213	$1.28	N/A	N/A		$0.65
Cash dividends per share	—	$0.864	—	—		(1)

(1)	After the completion of the merger, Iberdrola USA will initially set its dividend at UIL’s current quarterly dividend of $0.432 per share, and will target a dividend based on a 65% to 75% payout ratio long-term.

See accompanying notes to the unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Statement of Income for the year ended December 31, 2014

	For the year ended December 31, 2014
	Historical Iberdrola USA	Historical UIL	Reporting Reclassifications (K)	Transaction Adjustments		Pro Forma Iberdrola USA
	(in millions, except per share data)
Operating Revenues	$4,594	$1,632	$—	$—		$6,226
Operating Expenses
Purchased power, natural gas and fuel used	1,181	600	—	—		1,781
Transmission wholesale	—	88	(88)	—		—
Operations and maintenance	1,552	400	95	—		2,047
Impairment of non-current assets	25	—	—	—		25
Depreciation and amortization	629	152	—	—		781
Taxes other than income taxes	322	138	—	—		460
Acquisition related expenses	—	7	(7)	—		—

Total Operating Expenses	3,709	1,385	—	—		5,094

Operating Income	885	247	—	—		1,132

Other Income and (Expense)
Other income, net	52	18	(16)	—		54
Earnings from equity method investments	12	14	—	—		26
Interest expense/charges, net	(243)	(96)	—	8	E	(331)
Acquisition related bridge facility fees	—	(16)	16	—		—

Income Before Income Tax	706	167	—	8		881
Income tax expense	282	57	—	3	J	342

Net Income	$424	$110	$—	$5		$539

Earnings per share (basic)	$1,743,940	$1.93	—	—		$1.74
Earnings per share (diluted)	$1,743,940	$1.92	—	—		$1.74
Cash dividends per share	—	$1.728	—	—		(1)

(1)	After the completion of the merger, Iberdrola USA will initially set its dividend at UIL’s current quarterly dividend of $0.432 per share, and will target a dividend based on a 65% to 75% payout ratio long-term.

See accompanying notes to the unaudited pro forma combined financial information.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1.	Description of the Transaction

On February 25, 2015, an agreement was reached between Iberdrola USA, a wholly-owned subsidiary of Iberdrola, S.A., merger sub, a wholly-owned subsidiary of Iberdrola USA, and UIL, under which UIL will merge with and into merger sub, with merger sub surviving the merger as a wholly-owned subsidiary of the combined company. In connection with the merger, each issued and outstanding share of the common stock of UIL will be converted into the right to receive one validly issued share of common stock of the combined company and $10.50 in cash. Immediately following the completion of the merger, former UIL shareowners will own 18.5% of the outstanding shares of common stock of the combined company and Iberdrola, S.A. will own the remaining shares. The completion of the merger and the actual closing date depend upon the satisfaction of a number of conditions, including (i) a declaration of effectiveness by the SEC of Iberdrola USA’s registration statement on Form S-4 containing a proxy statement; (ii) approval by UIL’s shareowners (as of the close of business on the record date); (iii) authorization for listing of Iberdrola USA common stock on the NYSE (subject to official issuance of notice by the NYSE); and (iv) receipt of required regulatory approvals. The transaction described above is referred to as the transaction in these notes to the unaudited pro forma combined financial information.

2.	Basis of Presentation

The historical consolidated financial statements of Iberdrola USA and UIL have been adjusted in the unaudited pro forma combined financial information to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma combined financial information excludes the potential impacts of any potential settlement entered into with intervenors in the joint application of Iberdrola, S.A. et al. and UIL Holdings Corporation for Approval of a Change of Control before PURA, which is discussed in the section entitled “The Merger—Regulatory Approvals Required for the Merger—PURA Approval” beginning on page 107 of this proxy statement/prospectus on the basis that these three criteria are not met.

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of the SEC’s Regulation S-X.

The unaudited pro forma combined financial information gives effect to the transaction to be accounted for as a business combination in accordance with ASC 805 Business Combinations, with Iberdrola USA treated as the accounting acquirer, as if the transaction with UIL had been completed on January 1, 2014, for statements of income purposes, and on June 30, 2015 for balance sheet purposes.

UIL’s assets acquired and liabilities assumed will be recorded at their fair value at the transaction date. ASC 805 establishes that the consideration transferred shall be measured at the closing date of the transaction at the then-current market price. This particular requirement will likely result in a per share equity component that is different from the amount assumed in this unaudited pro forma combined financial information. The purchase consideration for UIL under the acquisition method will be based on the stock price of UIL on the closing date of the transaction multiplied by the estimated number of shares to be issued by Iberdrola USA to the UIL shareowners. The preliminary allocation of the purchase price assumes a UIL stock price of $50.31 per share (based on the closing stock price on October 5, 2015).

Transaction costs (i.e., advisory, legal and other professional fees) are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total transaction costs still expected to be incurred are estimated to be approximately $38 million, which are reflected in the unaudited pro forma combined balance sheet as of June 30, 2015 as a reduction to equity, net of the estimated tax effect of $15 million at a statutory tax rate of 40% applied to deductible amounts. Transaction costs of Iberdrola USA and UIL of $19 million recorded in the historical income statement are non-recurring expenses and have therefore been removed, net of taxes, from the unaudited pro forma combined income statement for the six months ended June 30, 2015.

3.	Pro Forma Adjustments

Transaction Adjustments

For the purpose of preparing the accompanying unaudited pro forma combined balance sheet as of June 30, 2015, management made the following assumptions:

•	UIL’s shareowners exchanged their shares of UIL common stock for the equivalent of 18.5% of the combined company common stock issued and outstanding;

•	the estimated fair value of the combined company common shares to be issued to UIL shareowners was determined based on the closing market price of the UIL common stock on October 5, 2015 with the $10.50 cash portion of the merger consideration included in this closing market price and the estimated number of shares to be issued to UIL shareowners was based on the number of shares of UIL common stock outstanding on October 5, 2015 plus the number of UIL shares of vested restricted stock, performance awards and other UIL shares on October 5, 2015.

Iberdrola USA is a private company and the fair value of its common stock is not readily available. ASC 805 addresses a business combination scenario where the transaction-date fair value of the acquiree’s equity interests may be more reliably measurable than the transaction-date fair value of the acquirer’s equity interests. In such cases, ASC 805 requires the acquirer to use the transaction-date fair value of the acquiree’s equity interests instead of the transaction-date fair value of acquirer’s equity interests transferred.

As UIL’s common stock is publicly traded in an active market, Iberdrola USA determined that UIL’s common stock is more reliably measurable than the common stock of Iberdrola USA to determine the fair value of the consideration to be transferred in the transaction. The quoted price of UIL shares has been determined to be the most factually supportable measure available to support the determination of the fair value of the consideration transferred, given the market participant element of a widely held stock in an actively traded market. Under this approach, a preliminary estimate of fair value of the combined company common stock to be issued to the UIL shareowners in the business combination represents the purchase consideration in the business combination, which was computed as follows:

Estimated number of UIL common stock:
Common stock(1)	56,424,043
Restricted stock units(2)	730,986
Performance shares(3)	190,901
Other shares(4)	24,789
Total estimated shares to be issued to UIL shareowners	57,370,719
Market price of UIL common stock as of October 5, 2015(5)	$50.31
Estimated consideration	$2,886

(1)	Based on the trading float of UIL’s common stock on October 5, 2015
(2)	Based on UIL’s shares of vested restricted stock.
(3)	Based on UIL’s vested performance shares award.
(4)	Based on UIL’s restricted shares to vest upon the change in control.
(5)

The $50.31 share price used in calculating the estimated consideration represents the closing share price of UIL common stock on October 5, 2015. UIL share price was used because, as a privately held company, Iberdrola USA does not have a readily observable market price at the time of this proxy statement/prospectus. When evaluating the trading value of UIL common stock as an estimate of the fair value of the estimated consideration exchanged, management determined that the trading value of UIL already reflects the cash consideration of $10.50 per share. Upon announcement of the merger on February 25, 2015, the UIL stock price increased from $42.33, the stock price at the close on the day immediately preceding the announcement, to $52.07. This increase is likely attributable to the announcement of the total consideration payable to the holders of UIL common stock in the merger, which includes both the equity and the cash component. The actual purchase consideration will be based upon the actual closing market price per share of UIL common stock on the closing date of the business combination and the cash consideration of $10.50 per share. A $5.00 increase or decrease in the share price would increase or decrease, as applicable, the purchase consideration by approximately $287 million. The following is a summary of the components of the estimated consideration to be transferred to UIL’s shareowners:

(in millions)
Total estimated consideration
Cash ($10.50 x number of shares 57,370,719)	$602
Equity	2,284

Total estimated consideration	$2,886

The final purchase accounting to be determined in accordance with ASC 805 is dependent upon certain valuations that have yet to progress to a stage where there is sufficient information for a definitive measurement. In addition, the value of the combined company common stock to be issued to UIL’s shareowners will be determined based on the trading price of the shares of UIL common stock at the date of completion of the transaction. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial information. Following completion of the transaction, final valuations will be performed and management anticipates that the values assigned to the assets acquired and liabilities assumed will be finalized during the measurement period following the completion date of the transaction. Differences between these preliminary estimates and the final purchase accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma combined financial information and the combined company’s future results of operations and financial position.

The following is a summary of the preliminary allocation of the purchase price as reflected in the unaudited pro forma combined balance sheet as of June 30, 2015:

(in millions)
Current assets	$666
Other investments	140
Property, plant and equipment, net	3,407
Regulatory assets	851
Other assets	56
Current liabilities	(448)
Regulatory liabilities	(510)
Non-current debt	(1,970)
Other liabilities	(1,086)

Total net assets acquired at fair value	1,106

Goodwill—consideration transferred in excess of fair value assigned	1,780

Total estimated consideration (see note 5 above)	$2,886

For the majority of UIL’s assets and liabilities, primarily property, plant and equipment, fair value was determined to be the respective carrying amounts. UIL’s operations are conducted in a regulated environment where the regulatory authority allows a reasonable rate of return on the carrying amount of the regulated asset base. In addition, the fair value adjustment to non-current debt has been reflected on the pro forma balance sheet with an offsetting regulatory asset based upon the expectation that if these fair value adjustments are realized, a portion of such amounts would be reflected in the future customer rates.

Based on the above, the pro forma adjustments related to the purchase accounting included in the unaudited pro forma combined financial information are explained below:

(A)	This adjustment is to record cash consideration to be paid to UIL’s shareowners of $602 million based on the $10.50 cash payment per share multiplied by the estimated number of UIL common stock outstanding at the transaction closing date. Also includes the funding obligation of approximately $24 million related to certain contractual change in control obligations of UIL (refer to note C below) and $38 million of estimated transaction costs not reflected in the historical financial statements and expected to be incurred in the future.

(B)	This adjustment is to record the tax effect of the estimated transaction costs mentioned in note A above. Because the tax rate used for these pro forma financial statements is an estimate, it may vary from the actual effective rate in periods subsequent to the transaction.

(C)	This adjustment is to record approximately $24 million related to certain contractual change in control funding obligations of UIL existing deferred compensation plans.

(D)	This adjustment reflects the write-off of the historical UIL’s goodwill of $266 million and to record pro forma goodwill of $1,780 million resulting from purchase accounting.

(E)	This adjustment is to record non-current debt at its estimated fair value resulting from purchase accounting. Also includes an adjustment of $170 million to regulatory assets to offset the fair value adjustment to the regulatory component of the non-current debt. The fair value amortization impact to the income statement was to decrease interest expense by approximately $4 million and $8 million for the six months ended June 30, 2015 and for the year ended December 31, 2014, respectively.

(F)	This adjustment is to record the tax effect of the corresponding fair value adjustment to the non-current debt resulting from purchase accounting. The tax rate used for these pro forma financial statements is an estimate and it may vary from the actual effective rate in periods subsequent to the transaction.

(G)	This adjustment is to record the following affecting equity: (1) a negative impact of $1,397 million to remove the book value of the net assets acquired from UIL as part of the business combination, (2) a positive impact of $2,284 million to equity representing the issuance of the combined company common stock to UIL shareowners as part of the business combination, and (3) a negative impact of $23 million representing estimated transaction costs, net of taxes, not reflected in the historical financial statements and expected to be incurred in the future.

(H)	This adjustment is to eliminate accrued transaction costs of $19 million representing non-recurring expenses directly related to the transaction and accrued by Iberdrola USA and UIL.

(I)	This adjustment is to record the tax effect of $8 million associated with the accrued transaction costs mentioned in note H above and the tax effect of $2 million associated with the interest expense relating to recording the non-current debt at its estimate fair value mentioned in note E above. The tax rate used for these pro forma financial statements is an estimate and it may vary from the actual effective rate in periods subsequent to the transaction.

(J)	This adjustment is to record the tax effect of $3 million associated with the interest expense relating to recording the non-current debt at its estimated fair value mentioned in note E above. The tax rate used for these pro forma financial statements is an estimate and it may vary from the actual effective rate in periods subsequent to the transaction.

Reporting Reclassifications

(K)	These reclassifications have been made to the historical balance sheet and historical income statements of UIL to conform to the presentation and classification used in the historical financial statements of Iberdrola USA.

4.	Pro Forma Earnings Per Share

The pro forma earnings per share calculation reflects the estimated shares of the combined company to be issued to Iberdrola, S.A. and to UIL shareowners, after giving effect to the transaction, as follows:

Total shares held by Iberdrola, S.A.	243
Total estimated shares to be issued to Iberdrola, S.A.(1)	252,741,033
Total estimated shares to be issued to UIL shareowners(2)	57,370,719

Pro forma weighted-average shares used in computing earnings per share—basic and diluted	310,111,995

(1)	Represents 81.5% of the total aggregate number of shares of common stock of the combined company; in addition to shares to be issued. 243 shares of Iberdrola USA common stock are held by Iberdrola, S.A.
(2)	Represents 18.5% of the total aggregate number of shares of common stock of the combined company.

Pro forma earnings per share for the six months ended June 30, 2015

(in millions except per share data)
Pro forma net income for the six months ended June 30, 2015	$203
Pro forma weighted-average shares used in computing earnings per share—basic and diluted	310
Pro forma earnings per share for the six months ended June 30, 2015	$0.65

Pro forma earnings per share for the year ended December 31, 2014

(in millions except per share data)
Pro forma net income for the year ended December 31, 2014	$539
Pro forma weighted-average shares used in computing earnings per share—basic and diluted	310
Pro forma earnings per share for the year ended December 31, 2014	$1.74

The pro forma earnings per share presented in this unaudited combined pro forma financial information vary significantly from the actual earnings per share of Iberdrola USA included in the historical financial statements of Iberdrola USA given that the pro forma earnings per share calculation takes into consideration the issuance of up to 310,111,995 shares by Iberdrola USA as a consequence of its merger with UIL. Iberdrola USA’s number of shares outstanding was 243 during all the periods presented in the historical financial statements included herein, all of which shares were owned by Iberdrola, S.A.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF UIL

The following table presents selected historical consolidated financial data for UIL as of and for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 and as of and for the six months ended June 30, 2015 and 2014. The statement of operations data for each of the three years in the period ended December 31, 2014 and the balance sheet data as of December 31, 2014 and 2013 have been derived from UIL’s audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which are incorporated by reference into this proxy statement/prospectus. The statement of operations data as of and for the fiscal year ended December 31, 2011 and the balance sheet data as of December 31, 2012 have been derived from UIL’s audited consolidated financial statements for the year 2013, which have not been incorporated into this document by reference. The statement of operations data as of and for the fiscal year ended December 31, 2010 and the balance sheet data as of December 31, 2011 have been derived from UIL’s audited consolidated financial statements for the year 2012 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which have not been incorporated into this document by reference. The balance sheet data as of December 31, 2010 has been derived from UIL’s audited consolidated financial statements for the year 2011 included in its Annual Report on Form 10-K for the year ended December 31, 2011, which have not been incorporated into this document by reference. The financial data as of and for the six months ended June 30, 2015 and 2014 have been derived from UIL’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the six months ended June 30, 2015, which is incorporated by reference into this proxy statement/prospectus. The financial data as of June 30, 2014 has been derived from UIL’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the six months ended June 30, 2014, which has not been incorporated into this document by reference.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in UIL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and UIL’s Quarterly Report on Form 10-Q for the six months ended June 30, 2015, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011(1)(2)	2010(2)
	(in millions, except per share amounts)
Consolidated Statements of Income Data:
Operating Revenues	$896	$906	$1,632	$1,619	$1,487	$1,570	$998

Net Income	73	65	110	115	104	100	55
Earnings Per Share of Common Stock—Basic	$1.29	$1.14	$1.93	$2.20	$2.04	$1.96	$1.53

Earnings Per Share of Common Stock—Diluted	$1.28	$1.13	$1.92	$2.18	$2.02	$1.95	$1.52

Cash Dividends Declared per share of Common Stock	$0.864	$0.864	$1.728	$1.728	$1.728	$1.728	$1.728

	As of June 30,		As of December 31,
	2015	2014	2014	2013	2012	2011(1)(2)	2010(2)
	(in millions)
Consolidated Balance Sheet Data:
Total Assets	$5,201	$5,098	$5,112	$5,144	$5,019	$4,745	$4,482

Long-term obligations and redeemable preferred stock
Long-term debt, net of unamortized discount and premium	$1,759	$1,721	$1,711	$1,724	$1,600	$1,548	$1,512
Preferred stock, not subject to mandatory redemption	$—	$—	$—	$—	$—	$1	$1

(1)	On November 16, 2010, UIL completed its acquisition of The Southern Connecticut Gas Company, Connecticut Natural Gas Corporation, and The Berkshire Gas Company, or the gas companies, and their respective holdings companies, from Iberdrola USA. The gas companies contributed $772.3 million in operating revenues and $43.8 million in net income to UIL’s results of operations for the year ended December 31, 2011. The gas companies contributed $138.1 million in operating revenues and $12.9 million in net income to UIL’s 2010 results of operations for the post-acquisition period of 45 days from November 17, 2010 to December 31, 2010. Taking into account the final indebtedness and working capital adjustment of $11.2 million in May 2011, the net purchase price amounted to $906.7 million.
(2)	During 2010, UIL recognized a significant one-time income tax deduction, which it reflected on its 2009 state and federal income tax returns, related to repair and maintenance costs it had previously capitalized for tax purposes. This one-time income tax deduction resulted in a cash benefit of approximately $40.5 million.

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in millions)
Other Financial Data (Non-GAAP):						$387	$240
Adjusted EBITDA(1)	$226	$218	$400	$430	$413

(1)	UIL defines adjusted EBITDA as net income adding back income tax expense, depreciation and amortization, impairment of non-current assets, and interest expense net of capitalization, and then subtracting other income and (expense) and earnings from equity method investments. The most directly comparable U.S. GAAP measure to adjusted EBITDA is net income. The following table reconciles net income to adjusted EBITDA for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in millions)
Net Income	$73	$65	$110	$115	$104	$100	$55
Add: Income tax expense	37	30	58	69	75	63	35
Depreciation and amortization	83	77	152	190	181	167	114
Interest expense net of capitalization	48	47	96	92	93	95	54
Less: Other income and (expense)	8	(6)	2	21	25	27	17
Earnings from equity method investments	7	7	14	15	15	11	1

Adjusted EBITDA (Non-GAAP)	$226	$218	$400	$430	$413	$387	$240

UIL believes presenting the non-GAAP financial measures above are useful in understanding and evaluating actual and projected financial performance and that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of UIL’s operating results as reported under GAAP.

Non-GAAP financial measures are not measurements of UIL’s performance under GAAP and should not be considered as alternatives to operating income, net income or any other performance measures determined in accordance with GAAP.

ADDITIONAL INFORMATION ABOUT IBERDROLA USA

Overview

Iberdrola USA is a New York corporation headquartered in New Gloucester, Maine. It is a direct, wholly-owned subsidiary of Iberdrola, S.A., a corporation (sociedad anónima) organized under the laws of Spain. The primary business of Iberdrola USA is ownership of its operating businesses, which are described below.

Iberdrola USA is a holding company for its direct, wholly-owned operating subsidiaries, Iberdrola Networks and IRHI. IRHI in turn holds Iberdrola Renewables and Iberdrola Energy Holdings. Each of Iberdrola Networks, Iberdrola Renewables and Iberdrola Energy Holdings is led by its own management team and board of directors, who assume decentralized executive responsibilities, enjoy the independence necessary to carry out the day-to-day and effective management of their businesses, and are assigned responsibility for the day-to-day control thereof. Iberdrola Networks provides the transmission and distribution of electricity and the distribution of natural gas through regulated electric and gas public utility affiliates, while Iberdrola Renewables develops, constructs and operates a portfolio consisting primarily of renewable energy generation facilities using wind, solar and thermal power. Iberdrola Energy Holdings operates natural gas storage facilities and gas trading businesses. Iberdrola USA Management Corporation, a subsidiary of Iberdrola Networks, provides corporate and back office services on a consolidated basis to various subsidiaries of Iberdrola USA. Additionally, Iberdrola USA holds merger sub, a direct, wholly-owned subsidiary, newly formed in Connecticut for the sole purpose of completing the merger.

Iberdrola USA’s organizational structure is consistent with the separation between Iberdrola Networks’ regulated electric and natural gas public utility businesses from the ownership and operation of Iberdrola Renewables’ renewable energy generation facilities, Iberdrola Energy Holdings’ natural gas storage-facilities, natural gas trading operations and certain regulated activities. The following simplified organizational chart provides a condensed overview of certain of Iberdrola USA’s business segments, prior to giving effect to the merger:

Upon completion of the merger, UIL will merge with and into merger sub, with merger sub continuing as the surviving corporation under the name UIL Holdings Corporation, and a wholly-owned subsidiary of Iberdrola USA. After the completion of the merger, Iberdrola USA is expected to contribute the new UIL Holdings Corporation to Iberdrola Networks, which will result in the following structure:

Through Iberdrola Networks, Iberdrola USA owns electric transmission and distribution companies and natural gas distribution companies in New York and Maine, delivering electricity to approximately 1.9 million electric utility customers, with a rate base of $5.2 billion as of June 30, 2015, and delivering natural gas to 574,000 natural gas public utility customers, with a rate base of $1.0 billion as of June 30, 2015. The interstate transmission and wholesale sale of electricity by these regulated utilities is regulated by FERC, under the FPA, including with respect to transmission rates. Further, Iberdrola Networks’ distribution utilities in New York and Maine are subject to regulation by the NYPSC and the MPUC, respectively. Iberdrola Networks strives to be a leader in safety, reliability and quality of service to its utility customers. Iberdrola Networks serves as a super-regional energy services and delivery company through four regulated utilities:

•	NYSEG: serves electric and natural gas customers across more than 40% of upstate New York geographic area;

•	RG&E: serves electric and natural gas customers within a nine-county region in western New York, centered around Rochester;

•	CMP: serves electric customers in central and southern Maine; and

•	MNG: serves natural gas customers in several communities in central and southern Maine.

Through Iberdrola Renewables, Iberdrola USA had a combined wind, solar and thermal installed capacity of 6,330 MW as of June 30, 2015, including Iberdrola Renewables’ share of joint projects, of which 5,645 MW was installed wind capacity. As the second largest wind operator in the United States based on installed capacity as of June 30, 2015, Iberdrola Renewables strives to lead the transformation of the U.S. energy industry to a competitive, clean energy future. Iberdrola Renewables currently operates 53 wind farms in 18 states across the

United States. Approximately 69% of the capacity was contracted for an average period of 9 years as of June 30, 2015. Through Iberdrola Energy Holdings, as of June 30, 2015 Iberdrola USA owns approximately 67.5 Bcf of net working gas storage capacity. Through Iberdrola Energy Services, Iberdrola Energy Holdings operates 53.25 Bcf of contracted or managed gas storage capacity in North America as of June 30, 2015.

Iberdrola USA’s operating revenues decreased by 13%, from $2.5 billion for the six months ended June 30, 2014 to $2.2 billion for the six months ended June 30, 2015, and increased by 7%, from $4.3 billion for the year ended December 31, 2013 to $4.6 billion for the year ended December 31, 2014. Iberdrola USA’s adjusted gross margin decreased by 9%, from $1.7 billion for the six months ended June 30, 2014 to $1.6 billion for the six months ended June 30, 2015, and increased by 6%, from adjusted gross margin of $3.1 billion for the year ended December 31, 2013 to adjusted gross margin of $3.3 billion for the year ended December 31, 2014. Iberdrola USA’s adjusted EBITDA decreased by 26%, from $866 million for the six months ended June 30, 2014 to $638 million for the six months ended June 30, 2015, and increased by 10%, from $1.4 billion for the year ended December 31, 2013 to $1.5 billion for the year ended December 31, 2014. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA—Non-GAAP Financial Measures” beginning on page 159 of this proxy statement/prospectus, for how Iberdrola USA defines and calculates adjusted gross margin and adjusted EBITDA, and a discussion about the limitations of these non-GAAP financial measures.

The following table represents the percentage of Iberdrola USA’s consolidated operating revenues, adjusted gross margin and adjusted EBITDA represented by each business segment in the period indicated:

	Iberdrola USA Consolidated	Iberdrola Networks	Iberdrola Renewables	Iberdrola Energy Holdings	Other(1)
	(in millions)	(%)	(%)	(%)	(%)
For the six months ended June 30, 2015
Operating revenues	$2,166	80	23	(1)	(2)
Adjusted gross margin	1,557	75	26	—	(1)
Adjusted EBITDA	638	74	33	(5)	(2)
For the year ended December 31, 2014
Operating revenues	$4,594	74	26	2	(2)
Adjusted gross margin	3,270	67	30	3	—
Adjusted EBITDA	1,539	58	40	2	—

(1)	Other amounts represent corporate and company eliminations.

Iberdrola Networks accounted for 80% and 74% of Iberdrola USA’s operating revenues, 75% and 67% of Iberdrola USA’s adjusted gross margin, and 74% and 58% of Iberdrola USA’s adjusted EBITDA for the six months ended June 30, 2015 and for the year ended December 31, 2014, respectively.

Iberdrola Renewables accounted for 23% and 26% of Iberdrola USA’s operating revenues, 26% and 30% of Iberdrola USA’s adjusted gross margin, and 33% and 40% of Iberdrola USA’s adjusted EBITDA for the six months ended June 30, 2015 and for the year ended December 31, 2014, respectively.

Iberdrola Energy Holdings accounted for (1)% and 2% of Iberdrola USA’s operating revenues, 0% and 3% of Iberdrola USA’s adjusted gross margin, and (5)% and 2% of Iberdrola USA’s adjusted EBITDA for the six months ended June 30, 2015 and for the year ended December 31, 2014, respectively.

For additional information regarding Iberdrola USA’s business segments, see Note 12 of the unaudited consolidated financial statements of Iberdrola USA for the six-month period ended June 30, 2015 and Note 22 of the audited combined and consolidated financial statements of Iberdrola USA for the three years ended December 31, 2014.

Iberdrola Networks

Overview

Iberdrola Networks, a Maine corporation, holds the regulated utility businesses of Iberdrola USA, including electric transmission and distribution and natural gas distribution. Iberdrola Networks serves as a super-regional energy services and delivery company through four regulated utilities:

•	NYSEG;

•	RG&E;

•	CMP; and

•	MNG.

For the six months ended June 30, 2015 and the year ended December 31, 2014, Iberdrola Networks distributed 16,086,000 megawatt-hours, or MWh, and 31,769,000 MWh of electricity. As of June 30, 2015, Iberdrola Networks provided service to its 1.9 million customers in 65 counties and 962 cities, towns, villages and townships across a service area of nearly 34,000 square miles in the states of New York and Maine. In total, Iberdrola Networks’ electric system consisted of 8,344 miles of transmission lines, 66,430 miles of distribution lines and 797 substations as of June 30, 2015. Furthermore, for the six months ended June 30, 2015 and the year ended December 31, 2014, Iberdrola Networks delivered more than 85 million dekatherms, or DTh, and 126 DTh of natural gas, respectively, to approximately 574,000 customers, providing service in 42 counties and 332 cities, towns and villages.

The following table sets forth certain information relating to the location and number of customers and the amount of electricity or natural gas they received from each of Iberdrola Networks’ regulated utilities as of the dates set forth below:

	Rate Base(1) (in billions)		Electricity Customers		Electricity Delivered (in MWh)		Natural Gas Customers		Natural Gas Delivered (in DTh)
Utility	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	For the Six Months Ended June 30, 2015	For the Year Ended December 31, 2014	June 30, 2015	December 31, 2014	For the Six Months Ended June 30, 2015	For the Year Ended December 31, 2014
NYSEG	$2.3	$2.3	888,000	883,000	8,034,000	15,397,000	262,000	263,000	40,144,000	57,690,000
RG&E	$1.5	$1.6	374,000	373,000	3,519,000	7,002,000	308,000	307,000	37,908,000	52,874,000
CMP	$2.3	$2.2	615,000	612,775	4,532,000	9,370,000	—	—	—	—
MNG	$0.1	$0.1	—	—	—	—	4,000	4,000	7,639,000	15,098,000

(1)	“Rate base” means the assets upon which a utility can receive a specified return, based on the value of such assets. The rate base is set by the relevant regulatory authority and typically represents the value of specified property, such as plants, facilities and other investments used by the utility.

Over the last six years, Iberdrola Networks has invested nearly $4.4 billion in creating a delivery network with greater capacity and improved reliability, environmental security and sustainability, efficiency and automation. Iberdrola Networks continuously improves its grid to accommodate new requirements for advanced metering, demand response and enhanced outage management, while improving its flexibility for the integration and management of distributed energy resources. From 2009 to 2014, Iberdrola Networks increased capital expenditure investments in its New York and Maine regulated utilities by 130%, from $315.0 million to $727.0 million.

New York

As of June 30, 2015, NYSEG had a rate base of $2.3 billion and served approximately 888,000 electricity customers and 262,000 natural gas customers across more than 40% of upstate New York’s geographic area, while RG&E had a rate base of $1.5 billion and served approximately 374,000 electricity customers and 308,000 natural gas customers in a nine-county region centered around Rochester, in western New York.

NYSEG and RG&E plan to invest a total of $2.75 billion from 2015 to 2019 to upgrade and expand their electricity and natural gas transmission and distribution infrastructure. This plan, subject to regulatory approvals, includes the Marcy-South Series Compensation project, in which NYSEG is working with the New York Power Authority to upgrade various elements of the transmission system between the Marcy and Fraser—Cooper Corners substations, including the installation of three capacitor banks and the reconductoring of an existing 21.8 mile section of a transmission line. The plan also includes the Ginna Retirement Transmission Alternative project, which is intended to provide a transmission solution to address the planned retirement of the Ginna nuclear power plant near Rochester. In 2014, NYSEG and RG&E’s nine hydroelectric plants generated nearly 400 million kilowatt-hours, or kWh, of clean hydropower, which is enough energy to power 55,000 homes across New York State, assuming an average electricity consumption of 600 kwh per month per customer. See “—Properties—Iberdrola Networks” for more information regarding Iberdrola Networks’ electric generation plants.

NYSEG and RG&E also hold an approximate 20% ownership interest in the regulated New York TransCo. Through New York TransCo, NYSEG and RG&E have formed a partnership along with Central Hudson Gas and Electric Corporation, Consolidated Edison, Inc., National Grid, plc and Orange and Rockland Utilities, Inc. to develop a portfolio of interconnected transmission lines and substations to fulfill the objectives of the New York energy highway initiative, a proposal to install up to 3,200 MW of new electric generation and transmission capacity in order to deliver more power generated from upstate New York power plants to downstate New York.

Maine

As of June 30, 2015, CMP had a rate base of $2.3 billion and delivered electricity to more than 615,000 customers in an 11,000 square-mile service area in central and southern Maine. CMP is near completion of a $1.4 billion investment plan for the construction of a bulk power transmission grid in Maine, the largest transmission investment in the history of Maine, which includes the construction of five new 345-kilovolt, or kV, substations and related facilities linked by approximately 440 miles of new transmission lines. CMP also recently completed a $200.0 million investment, one-half of which was funded by the DOE, in advanced meter infrastructure, which included the installation of more than 600,000 smart meters for all of its electric customers. Smart meters monitor and record a customer’s power consumption, eliminating the need for on-site meter reading.

MNG delivers natural gas to approximately 4,000 customers in central and southern Maine and recently completed construction of the first natural gas pipeline in Augusta, Maine. Through MNG, Iberdrola Networks provides these communities in southern Maine with access to natural gas for the first time, offering a competitive and clean energy option to homes and businesses.

The regulated utilities’ capital expenditures over the last 5 years have been the following:

Capital Expenditures	2010	2011	2012	2013	2014
	(in millions)
NYSEG	$230	$225	$218	$235	$247
RG&E	112	190	222	195	181
CMP (non-MPRP(1))	108	184	170	149	172
CMP (MPRP)	127	330	340	255	112
MNG	6	6	5	36	15

Total	$584	$936	$955	$870	$727

(1)	MPRP refers to the Maine Power Reliability Program.

Iberdrola Networks Service Quality

State regulatory commissions require utilities to report and meet certain service quality measures and, under certain circumstances, impose penalties if those measures are not met. As such, Iberdrola Networks carefully monitors quality of service metrics. In that regard, the System Average Interruption Frequency Index, or SAIFI, which is the average number of times that a customer is interrupted during a specified period of time, for the regulated electric utilities are as follows:

SAIFI	2010	2011	2012	2013	2014
NYSEG	1.14	1.20	0.98	1.09	1.03
RG&E	0.71	0.86	0.73	0.74	0.76
CMP	2.00	1.99	1.75	1.74	1.80

The Customer Average Interruption Duration Index, or CAIDI, which measures the average amount of time a customer is without power per interruption, for the regulated electric utilities was:

CAIDI	2010	2011	2012	2013	2014
NYSEG	1.98	2.07	2.00	1.93	1.97
RG&E	1.71	1.85	1.79	1.82	1.74
CMP	1.97	1.73	1.75	2.09	1.83

Iberdrola Networks’ regulated electric utilities have met all state regulatory commission measures for the last five years, from 2010 to 2014.

The regulated utilities rate base has increased significantly over the last five years, mainly due to the investments in regulated projects, such as the Maine Reliability Power Program, or MPRP, transmission project in Maine and increased replacement of aging infrastructure and investments in smart grid automation. The changes in Iberdrola Networks’ regulated utilities’ rate base for the years indicated below have been as follows:

Rate base	2010	2011	2012	2013	2014
	(in millions)
NYSEG Electric	$1,546	$1,560	$1,639	$1,702	$1,796
NYSEG Gas	553	473	465	482	508
RG&E Electric	977	900	928	$1,058	1,119
RG&E Gas	450	405	424	427	444

Subtotal New York	$3,526	$3,338	$3,456	$3,669	$3,867

CMP Dist	$590	$625	$686	$714	$738
CMP Trans	424	782	1,027	1,252	1,510
MNG	22	27	33	47	64

Subtotal Maine	1,036	1,434	1,746	2,013	2,312

Total NY-Maine	$4,562	$4,772	$5,202	$5,682	$6,179

The rate plan’s approval by regulators in New York and Maine, typically the earnings sharing mechanisms, or ESM, are intended to encourage regulated utilities to operate efficiently. Pursuant to ESMs, if the regulated utilities of Iberdrola Networks earn more than certain threshold amounts, the regulated utilities must share with customers a specified percentage of any earnings above the threshold amounts. Below is a history of ESMs over the past five years:

	2010	2011	2012	2013	2014
NYSEG Electric	None	50% (customer) / 50% (shareholder): 10.30% – 11.05% 85% / 15%: over 11.05% Based on Actual Equity Ratio up to 50%	50% / 50%: 10.60% – 11.35%; 85% / 15%: over 11.35%; Based on Actual Equity Ratio up to 50%	50% / 50%: 10.90% – 11.65% 85% / 15%: over 11.65%; Based on Actual Equity Ratio up to 50%	50% / 50%: 10.90% –11.65% 85% / 15%: over 11.65%; Based on Actual Equity Ratio up to 50%
NYSEG Gas	None	Same as above	Same as above	Same as above	Same as above
RG&E Electric	None	Same as above	Same as above	Same as above	Same as above
RG&E Gas	None	Same as above	Same as above	Same as above	Same as above
CMP Dist.	50% (customer) / 50% (shareholder) over 11.0% Based on 47% Equity Ratio	50% (customer) / 50% (shareholder) over 11.0% Based on 47% Equity Ratio	50% (customer) / 50% (shareholder) over 11.0% Based on 47% Equity Ratio	50% (customer) / 50% (shareholder) over 11.0% Based on 47% Equity Ratio	No ESM
CMP Trans.	No ESM	No ESM	No ESM	No ESM	No ESM
MNG	No ESM	ROE Test	ROE Test	No ESM	No ESM
Iberdrola Renewables

Iberdrola Renewables, an Oregon limited liability company, is engaged primarily in the design, development, construction, management and operation of generation plants that produce electricity using renewable resources and, with more than 50 renewable energy projects, is one of the leaders in renewable energy production in the United States based on installed capacity. Iberdrola Renewables’ primary business is onshore wind energy generation, which represents approximately 89% of Iberdrola Renewables’ combined installed renewable capacity as of June 30, 2015. For the six months ended June 30, 2015 and the year ended December 31, 2014, Iberdrola Renewables produced approximately 7,184,000 MWh and 14,740,000 MWh of energy through wind power generation, respectively. Iberdrola Renewables had a pipeline of approximately 5,900 MW of renewable energy projects in various stages of development as of June 30, 2015.

Typically, Iberdrola Renewables enters into long-term lease agreements with property owners who lease their land for renewable projects. Electricity generated at a wind project is then transmitted to customers through agreements with purchasers. There are a limited number of turbine suppliers in the market. Iberdrola Renewables’ largest turbine suppliers, Gamesa Wind US and GE Wind, in the aggregate supplied turbines which accounted for 67% of its installed wind capacity as of December 31, 2014.

Iberdrola Renewables currently operates 53 wind farms in 18 states across the United States. To monetize the tax benefits resulting from production tax credits and accelerated tax depreciation available to qualifying wind energy projects, Iberdrola Renewables has entered into “tax equity” financing structures with third party investors for a portion of its wind farms. Under these structures, Iberdrola Renewables holds 16 operating wind farms through limited liability companies jointly owned by one or more third party investors, who generally receive a majority or all of the cash flows and tax benefits generated by the wind farms in exchange for a combination of up-front investment and enter into fixed and/or contingent notes for their membership interests in the financing structures. Iberdrola Renewables maintains operational and management control over the wind farm businesses, subject to investor approval of certain major decisions. See “—Properties—Iberdrola Renewables” for more information regarding Iberdrola Renewables’ wind power generation properties.

Additionally, as part of the Iberdrola Renewables portfolio, Iberdrola Renewables operates two thermal generation facilities in the United States, with 636 MW of combined capacity as of June 30, 2015. Iberdrola Renewables worked closely with the City of Klamath Falls, Oregon to develop the Klamath Plant, which has a current capacity of 536 MW, operating by creating two useful forms of energy, electricity and process steam, from a single fuel source of natural gas. In addition, Iberdrola Renewables operates a highly flexible 100 MW Klamath Peaking Plant adjacent to the Klamath Plant, providing customers of Iberdrola Renewables additional capability to meet their peak summer and winter power needs.

In addition to its wind assets, Iberdrola Renewables operates two solar photovoltaic facilities with an installed capacity of 50 MW. The solar photovoltaic facilities produced over 66,000 MWh and 129,000 MWh of renewable energy for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively. Solar accounted for 0.9% and 0.8% of the total renewable energy generation from Iberdrola Renewables in these same periods.

Iberdrola Renewables’ capital expenditures for the years set forth below were as follows:

Capital expenditures	2010	2011	2012	2013	2014
	(in millions)
Wind & solar	$2,096	$970	$315	$35	$270
Thermal	23	13	7	19	14
Corporate(1)	9	7	9	5	9
Total capital expenditures	2,128	990	331	58	292
Cash grants(2)	(399)	(519)	(438)	(29)	—

Total capital expenditures less cash grants	$1,730	$471	$(107)	$29	$292

(1)	Includes information technology and facilities and safety (security).
(2)	Payments received from the United States Department of Treasury under Section 1603 of the American Recovery and Reinvestment Act of 2009, as a reimbursement for a portion of the costs related to the construction of wind farms, and in lieu of production tax credits.

Iberdrola Renewables is pursuing the continued development of a large pipeline of wind energy projects in various regions across the United States. Each site features a range of different atmospheric characteristics that ultimately drive the selection of turbine technology for the proposed project. As part of Iberdrola Renewables’ wind resource assessment investigation, critical atmospheric parameters such as mean wind speed, extreme wind speed, turbulence intensity, and mean air density are characterized to represent long-term conditions, for over 20 years. The summary wind characteristics are then combined with a terrain, or orography, analysis to assess siting risks in order to mitigate any future operations and maintenance concerns that may arise due to improper turbine siting.

Iberdrola Renewables maintains close relationships with key turbine suppliers, including Gamesa, GE, Vestas, Siemens, and others in order to identify the turbine technology that safely delivers the lowest cost of energy for each candidate project in its portfolio. Iberdrola Renewables has deployed the following mix of turbines under this strategy. See “—Properties—Iberdrola Renewables” for more information regarding Iberdrola Renewables’ turbine technology.

MFG	Model	Rating	Turbines	MW
Gamesa	G83	2.0	61	122
Gamesa	G87	2.0	643	1,286
Gamesa	G90	2.0	237	474
Gamesa	G97	2.0	101	202
GE	1.5s	1.5	133	200
GE	1.5sle	1.5	1,072	1,608
MHI	MWT62/1.0	1.0	45	45
MHI	MWT92/2.4	2.4	168	403
MHI	MWT95/2.4	2.4	1	2
MHI	MWT102/2.4	2.4	1	2
NEG	NM48	0.7	3	2
Siemens	SWT2.3-93	2.3	44	101
Suzlon	S88	2.1	341	716
Vestas	V47	0.7	34	22
Vestas	V82	1.7	97	160

Total			3,105	5,645

The Iberdrola Renewables meteorology team supports the commercial development of wind energy projects in Iberdrola Renewables’ pipeline by performing a wide variety of detailed investigations to characterize the expected wind energy production from a proposed wind farm in its pre-construction phase of development. These investigations include measuring the wind resource with several well-equipped meteorological masts, utilizing state of the art laser-based and acoustic-based remote sensing equipment, computational fluid dynamics modeling software, and energy modeling software packages that characterize wake losses from any upwind turbines that may be present. The Iberdrola Renewables fleet of measurement masts consists of over 160 towers that are currently in operation. Additionally, a total of 8 light detecting and ranging, and ten sonic detecting and ranging, remote sensing devices are deployed at sites across the United States. These remote sensing devices allow hub-height wind speed measurement from a ground-based sensor that can be rapidly deployed and moved as the project matures or changes in nature. The resulting pre-construction energy production estimates that utilize these measurements have been shown to be accurate in a multi-year internal study that compares results to actual, operational data in a benchmarking analysis. This study provides a critical feedback loop that is used to define methodology requirements for future pre-construction energy production estimates to ensure confidence in project investment. Iberdrola Renewables’ commitment to obtaining robust atmospheric measurement is driven by a company culture that values business case certainty and understands the role that accurate meteorological data play in the pursuit of this goal.

Iberdrola Energy Holdings

Iberdrola Energy Holdings, a Delaware limited liability company, operates a natural gas storage and natural gas trading business through its wholly-owned direct subsidiaries, Enstor, Inc., an Oregon corporation (natural gas storage) and Iberdrola Energy Services LLC, a Delaware limited liability company (natural gas trading). Iberdrola Energy Holdings owns and operates four natural gas storage facilities, with a total storage capacity of 88.5 Bcf and a net working gas storage capacity of 67.5 Bcf. Enstor Operating Company, a Texas limited liability company and wholly-owned direct subsidiary of Enstor, Inc., manages all four natural gas storage facilities. The demand for natural gas storage is dependent upon the seasonal differences in the weather. Since market prices and temporal price spreads for natural gas reflect the demand for these products and their availability at a given time, the overall operating results of Iberdrola Energy Holdings’ business may fluctuate substantially on a seasonal basis. Severe weather, such as ice and snow storms, hurricanes and other natural disasters may cause outages, bodily injury or property damage, which may require Iberdrola Energy Holdings to incur additional costs, such as operation and maintenance expenses, which may not be recoverable from customers. See “—Properties—Iberdrola Energy Holdings” for more information regarding Iberdrola Energy Holdings’ natural gas storage facilities. Iberdrola Energy Services LLC also contracts and manages natural gas storage and pipeline capacity throughout the United States and parts of Canada.

Business Strengths

Iberdrola USA has a number of business strengths, including:

•	Strong position in its businesses. Iberdrola Networks has significant regulated utility presence in the Northeastern United States. Iberdrola USA believes that there will be significant additional development opportunities such as natural gas infrastructure projects in New York and Maine and transmission projects across the United States. Upon completion of the merger, the combined company will have regulated utility companies in Connecticut and Massachusetts, in addition to Maine and New York, creating an important utility company in the Northeast. The addition of UIL’s portfolio of regulated utilities in Connecticut and Massachusetts will enable the combined company to increase its regulated gas and electric utilities footprint in the Northeastern United States, adding additional regulated business operations. Moreover, Iberdrola Renewables is one of the leaders in renewable energy in the United States. Furthermore, Iberdrola USA, through Iberdrola Renewables, has a significant project development pipeline and extensive industry expertise. Additionally, Iberdrola USA believes that the relationships it has already fostered with customers, suppliers and local communities, help to favorably position Iberdrola USA’s businesses for future growth.

•	Financial strength and stability. Iberdrola USA adheres to financial and risk management policies intended to maintain financial strength and flexibility, investment grade credit ratings at Iberdrola USA and its rated subsidiaries and the capacity to invest in future growth opportunities. Maintaining a strong liquidity position helps to ensure that Iberdrola USA can maintain strength and flexibility during periods when access to the capital markets may be restricted. Furthermore, Iberdrola USA maintains a low net debt-to-capital ratio of 15.8% as of June 30, 2015. As June 30, 2015, Iberdrola USA and its subsidiaries had $985 million of cash and cash equivalents and undrawn, third-party, committed credit facilities of approximately $870.0 million.

•	Scale and diversity. As of June 30, 2015, Iberdrola USA’s subsidiaries had 1.9 million electric utility customers and 574,000 gas utility customers, and 6,479 MW of installed generation capacity, offering a diversified energy delivery platform with a focus on regulated activities and the second largest wind portfolio in the United States. In addition to owning, through Iberdrola Networks, four regulated utilities in New York and Maine, Iberdrola USA’s subsidiaries own wind and solar facilities in 18 states and, through Iberdrola Energy Holdings natural gas storage facilities in 4 states. Through their diversified businesses and geographical mix, Iberdrola USA’s subsidiaries generate substantial revenue from regulated electric transmission and distribution and gas distribution, as well as largely contracted renewables power generation, and gas storage and services.

•	Innovation. Innovation serves as the primary tool to promote the sustainability, efficiency and competitiveness of Iberdrola USA’s businesses. Iberdrola USA’s businesses strive to optimize operating conditions, improve safety and reduce its environmental impact. By focusing on innovation, Iberdrola USA’s businesses continue to pursue initiatives in the fields of smart grids, clean generation and other new technologies. For the six months ended June 30, 2015 and the year ended December 31, 2014, Iberdrola USA spent approximately $12.0 million and $27.2 million, respectively, on research and development. Iberdrola USA’s businesses seeks to continuously focus on innovation in order to optimize the performance of its current renewable energy projects and contribute to electricity network stability.

•	Management team with substantial operational, technical and regulatory affairs expertise. Iberdrola USA benefits from an experienced and innovative senior management team, with industry-leading regulatory expertise. Iberdrola USA believes that the management of each business of Iberdrola USA possesses the skills and capabilities required to compete effectively and to successfully execute the strategy of Iberdrola USA. The Iberdrola Group recognizes the value of local expertise and relies upon the management of its subsidiaries in the United States to execute its strategic growth initiatives. To that end, the Iberdrola Group’s corporate governance system confers its U.S. subsidiaries the independence it believes necessary to carry out the day-to-day and effective management of their businesses. The combined company will continue its commitment of utilizing the experience of high quality local management for the operations of its regulated utility companies. Furthermore, the management team of the combined company will be comprised of members from both Iberdrola USA’s and UIL’s current management teams, both of which possess successful and proven operational track records. James P. Torgerson, UIL’s President and Chief Executive Officer, will serve as Chief Executive Officer of the combined company.

•	Support from Iberdrola, S.A., a world leader in energy based on market capitalization. Iberdrola USA continues to benefit from the support, commitment and sharing of best practices as a result of operating within the Iberdrola Group. The Iberdrola Group has developed a well-recognized international brand. As a part of this group, Iberdrola USA benefits from the technical and regulatory experience and expertise of the Iberdrola Group. Iberdrola, S.A. has an award-winning corporate governance system that has provided the foundation for Iberdrola USA’s governance system. Additionally, as a testament to its environmental commitments, in 2014, Iberdrola, S.A. was named a leader in all editions of the Dow Jones Sustainability Index, awarded an “A” ranking in the Carbon Performance Leadership Index, achieved a 99/100 ranking in the Carbon Disclosure Leadership Index and was the first Spanish utility to join the ET Global 800 Carbon Rating and the first utility with nuclear assets to join the FTSE4Good index. Furthermore, Iberdrola, S.A. provides Iberdrola USA with corporate, technical, administrative and a variety of other services pursuant to a services agreement. For additional information, see the section entitled “Certain Relationships and Related Party Transactions—Service Agreements” beginning on page 268 of this proxy statement/prospectus.

Business Strategies

Iberdrola USA’s primary strategic vision is to create value for its stakeholders and to improve profitability by serving as a leader in safety, reliability and quality service to customers through its regulated businesses and to transform the U.S. energy industry through its renewable generation. The key elements of this strategy include:

•	Investments to expand exposure to businesses with stable risk profiles. The combined company seeks to make significant capital investments from 2015 to 2019, including approximately $6.9 billion to be invested in Iberdrola Networks’ businesses and utilities currently held by UIL. Through these investments, Iberdrola USA aims to expand its footprint in regulated businesses, which are characterized by stable regulatory frameworks and predictable cash flows. These investments are expected to be made both in the areas of existing Iberdrola USA group operations, as well as in new strategic locations. By investing in expansion in these businesses, Iberdrola USA believes that it will increase the stability of its overall risk profile.

•

Commitment to providing reliable and quality service to customers. Iberdrola USA’s subsidiaries continue to focus on the needs and expectations of their customers, seeking to provide the highest level of service quality, safety and reliability. Iberdrola USA aims to build on its successful track record by investing in equipment and infrastructure that will allow Iberdrola USA’s subsidiaries to provide services in a more efficient, reliable, secure and environmentally sustainable manner. Iberdrola USA’s subsidiaries’ focus on operational excellence is evidenced by the fact that the four regulated utilities in New York and Maine have consistently met or exceeded approximately 40 customer reliability and service standards since 2008. Furthermore, Iberdrola Networks’ regulated utilities have received a number of awards for superior performance, including from Edison Electric Institute, or EEI, and JD Power, while CMP and RG&E ranked among the most trusted utility brands in the nation according to a 2014 study conducted by Cogent Reports, a subsidiary of Market Strategies International.

•	Continued focus on operating efficiency. Iberdrola USA focuses on the best allocation of resources to optimize operations while keeping expenses low in order to achieve sustainable returns. Upon completion of the merger, the increase in size and scope of the combined company will enable it to spread purchased price costs and shared service costs over a larger customer base, which will benefit customers. Iberdrola USA intends to maintain and optimize the efficiency levels of its subsidiaries by maximizing availability of installed capacity and maintaining the technical performance of its facilities.

•	Commitment to local communities. Iberdrola USA believes in developing and maintaining strong relationships with regulators, politicians and local communities, working to develop a relationship of trust and respect in the communities that Iberdrola USA’s subsidiaries serve. For example, in addition to working to meet or exceed local permitting, wildlife and other standards, Iberdrola Renewables also makes donations of money, goods and employee volunteer hours in support of local communities. The Iberdrola USA Foundation, a separately operated private foundation, will continue to support local initiatives that enhance the quality of life where Iberdrola USA’s subsidiaries operate, with a focus on energy sustainability, the environment, art and culture and cooperation and solidarity. Following the completion of the merger, the combined company will continue to maintain the annual charitable contributions of UIL and its utilities for a period of at least four years after the effective date of the merger.

•	Business sustainability and social responsibility. Iberdrola USA’s subsidiaries continue to address critical infrastructure with a focus on clean energy, energy efficiency and sustainable development. Through its subsidiaries, Iberdrola USA seeks to provide services in a manner that respects the environment and promotes the safety of all. Iberdrola USA and its subsidiaries continue to reduce their carbon footprint, while taking measures such as improving fuel efficiency for fleet vehicles, upgrading hydroelectric generation capacity, reducing sulfur hexafluoride emissions from breakers and encouraging and rewarding its customers for conserving energy. Additionally, through its approach to corporate social responsibility, Iberdrola USA continues to promote ethics, transparency and strong corporate governance practices, with its corporate governance system, comprised of the bylaws, corporate policies, the internal corporate governance rules and other internal codes and procedures approved or adopted by the appropriate bodies of Iberdrola USA.

•	New projects and operations. The combined company expects to utilize its geographically complementary energy delivery platform to jointly develop new projects and operations across the United States.

History

Iberdrola USA was incorporated in 1997 as a New York corporation under the name NGE Resources, Inc. and subsequently changed its name to Energy East Corporation. The stock of Energy East Corporation was publicly traded on the NYSE. In 2007, Iberdrola, S.A. acquired Scottish Power Ltd., including ScottishPower Holdings, Inc., or SPHI, the parent company of Scottish Power’s U.S. subsidiaries. Through this acquisition, Iberdrola, S.A. acquired PPM Energy, a subsidiary that operated SPHI’s U.S. wind business, thermal generation operations and the gas storage and energy management businesses and changed PPM Energy’s name to Iberdrola Renewables. In 2008, Iberdrola, S.A. acquired Energy East Corporation and changed its name to Iberdrola USA, Inc. in December 2009. In 2013, Iberdrola USA obtained all necessary regulatory approvals to complete an internal corporate reorganization to create a unified corporate presence for the Iberdrola brand in the United States, bringing all of its U.S. energy companies under one single holding company, Iberdrola USA. The internal reorganization, completed in November 2013, resulted in the concentration of Iberdrola USA’s principal businesses in three major subsidiaries: Iberdrola Networks, which holds all of Iberdrola USA’s regulated utilities; Iberdrola Renewables, which holds the renewable and thermal generation businesses of Iberdrola USA; and Iberdrola Energy Holdings, which holds Iberdrola USA’s gas storage and marketing businesses.

Iberdrola USA was the corporate parent of The Southern Connecticut Gas Company, Connecticut Natural Gas Corporation and The Berkshire Gas Company prior to UIL acquiring those companies in 2010 for approximately $1.3 billion. In 2011, NYSEG sold its Seneca Lake Storage facility and certain related assets for $65 million. In 2012, Iberdrola USA sold two upstate New York-based energy retailers, Energetix, Inc. and NYSEG Solutions, Inc. for $110.2 million. In July 2014, Iberdrola Networks, CMP Group, Inc. and CNE Energy Services, LLC entered into an agreement with United Resources, Inc., a subsidiary of UIL, to sell their partnership interests in LNG Storage Partners, LNG Marketing Partners, CNE Peaking LLC and Total Peaking Services, LLC. The transaction was structured as a sale of the partnerships, with a purchase price of approximately $20.3 million. In February 2015, merger sub was formed for the sole purpose of completing the merger.

Recent Developments

On February 25, 2015, Iberdrola USA entered into the merger agreement. For additional information regarding the merger agreement, see the section entitled “The Merger Agreement” beginning on page 123 of this proxy statement/prospectus.

Iberdrola, S.A. and the Iberdrola Group

Iberdrola, S.A. is one of the world’s leading energy companies by market capitalization, including Spain’s largest utility company and one of the five largest European utility companies. Iberdrola, S.A. is also a world leader in renewable energy based on capacity, according to an October 2014 report by the Energy Intelligence Group. The Iberdrola Group has geographically diverse operations in 30 countries. Since its creation in 1901, Iberdrola, S.A. has over 100 years of experience as an investor-owned global energy company, with extensive experience in electric transmission and distribution services, with a focus on increasing and maintaining distribution infrastructure and maximizing service quality. As of June 30, 2015 the Iberdrola Group owned 45,429 MW of installed generation capacity of which 62% was emission free and 14,684 MW was installed renewable power. Additionally, as of June 30, 2015, the Iberdrola Group served approximately 32.6 million supply points providing energy for some 100 million people around the world. The Iberdrola Group is also a supplier and developer of natural gas infrastructure in Europe and the Americas, supplying over 3.6 million customers worldwide as of June 30, 2015. As of June 30, 2015, the Iberdrola Group had 28,186 employees.

The Iberdrola Group is structured so that management is not centralized within a single governance body or person. Instead, management is distributed among the boards of directors of the country-specific subholding companies, which hold equity stakes in the business subholding companies operating in their respective countries. The Iberdrola Group’s businesses consist of three main segments:

•	Networks Business. The Iberdrola Group’s networks business includes its energy transmission and distribution networks, as well as any other regulated business, in Spain, the United Kingdom, the United States and Brazil. The Iberdrola Group shares institutional knowledge of the networks businesses of these four countries in order to increase the quality, safety and reliability of electricity and gas supply, optimize operating expenses, leverage on technology and identify business growth opportunities. As of June 30, 2015, 87% of Networks’ customers were residential and 13% were commercial and other customers, which included 100% of Iberdrola, S.A.’s affiliates in Brazil.

•

Renewable Energy Business. The Iberdrola Group is a renewable energy pioneer as one of the first companies to operate wind farms in the United Kingdom. Iberdrola, S.A. also has the second largest renewable energy capacity by both volume and percent of total energy capacity of any company in the world, according to an October 2014 report by the Energy Intelligence Group. With extensive knowledge of regulatory schemes and experienced project teams that promote research, development and innovation, the Iberdrola Group continues to develop its renewables pipeline in an efficient manner, operating as a leader in the renewable energy industry, according to an October 2014 report by the Energy Intelligence Group, the 2014 Dow Jones Sustainability Index, the 2014 Carbon

Performance Leadership Index and the 2014 Carbon Disclosure Leadership Index. During 2014, renewable energy accounted for 24% of the Iberdrola Group’s energy producing operations, with the majority of this renewable energy coming from onshore wind energy.

•	Wholesale and Retail Business. The Iberdrola Group’s wholesale and retail business participates in the sales of electricity in the energy markets of Spain, Portugal, the United Kingdom, Mexico and other European countries such as France and Germany. By integrating the wholesale and retail businesses of these countries, the Iberdrola Group seeks to improve the optimization of the various organizations, deliver additional benefits, increase operational efficiency and identify activities with growth potential.

Innovation is a key tenet of Iberdrola, S.A. In accordance with its Innovation Policy, Iberdrola, S.A. has focused its research and development on smart grids, clean generation, offshore wind and new technologies and business models, investing approximately $200.0 million in research and development in 2014. Additionally, Iberdrola, S.A. has a comprehensive corporate governance system that has received the World Finance Corporate Governance Awards in 2012 and 2014 as well the Golden Peacock Award for excellence in Corporate Governance in 2013.

Regulatory Environment and Principal Markets

Federal Energy Regulatory Commission

Among other things, FERC regulates the transmission and wholesale sales of electricity in interstate commerce and the transmission and sale of natural gas for resale in interstate commerce. Certain aspects of Iberdrola Networks’ businesses, Iberdrola Renewables’ competitive generation and Iberdrola Energy Holdings’ natural gas storage and energy trading businesses are subject to regulation by FERC.

Pursuant to the FPA, electric utilities must maintain tariffs and rate schedules on file with FERC which govern the rates, terms and conditions for the provision of FERC-jurisdictional wholesale power and transmission services. Unless otherwise exempt, any person that owns or operates facilities used for the wholesale sale or transmission of power in interstate commerce is a public utility subject to FERC’s jurisdiction. FERC regulates, among other things, the disposition of certain utility property, the issuance of securities by public utilities, the rates, the terms and conditions for the transmission or wholesale sale of power in interstate commerce, interlocking officer and director positions, and the uniform system of accounts and reporting requirements for public utilities.

With respect to Iberdrola Networks’ regulated utilities in Maine and New York, FERC governs the ROE, rates, terms and conditions of transmission of electric energy in interstate commerce, interconnection service in interstate commerce (which applies to independent power generators, for example), and the rates, terms and conditions of wholesale sales of electric energy in interstate commerce, which includes cost-based rates, market-based rates and the operations of regional capacity and electric energy markets in New England administered by an independent entity, ISO-NE, and in New York, administered by another independent entity, the NYISO. FERC approves the Iberdrola Networks’ regulated utilities’ transmission revenue requirements. Wholesale transmission revenues are recovered through formula rates that are approved by FERC. CMP’s transmission revenues are recovered from New England customers through charges that recover costs of transmission and other transmission-related services provided by all regional transmission owners. NYSEG’s and RG&E’s transmission revenues are recovered from New York customers through charges that recover the costs of transmission, and other transmission-related services provided by all transmission owners in New York. Additionally, overall ROE is determined by FERC. Several of Iberdrola USA’s affiliates have been granted authority to engage in sales at market-based rates and blanket authority to issue securities, and have also been granted certain waivers of FERC reporting and accounting regulations available to non-traditional public utilities; however, Iberdrola USA cannot assure that such authorities or waivers will not be revoked for these affiliates or will be granted in the future to other affiliates.

FERC has the right to review books and records of “holding companies,” as defined in the PUHCA 2005, that are determined by FERC to be relevant to the companies’ respective FERC-jurisdictional rates. Iberdrola USA is a holding company, as defined in PUHCA 2005.

FERC has civil penalty authority over violations of any provision of Part II of the FPA, as well as any rule or order issued thereunder. FERC is authorized to assess a maximum civil penalty of $1.0 million per violation for each day that the violation continues. The FPA also provides for the assessment of criminal fines and imprisonment for violations under Part II of the FPA. This penalty authority was enhanced in the EPAct 2005. Pursuant to EPAct 2005, NERC has been certified by FERC as the Electric Reliability Organization to develop and oversee the enforcement of electric system reliability standards applicable throughout the United States, which are subject to FERC review and approval. FERC-approved reliability standards may be enforced by FERC independently, or, alternatively, by NERC and the regional reliability organizations with frontline responsibility for auditing, investigating and otherwise ensuring compliance with reliability standards, subject to FERC oversight. Monetary penalties of up to $1.0 million per day per violation may be assessed for violations of the reliability standards.

Iberdrola Energy Holdings’ current natural gas storage operations in the United States are subject to the jurisdiction of FERC under the Natural Gas Act of 1938, or NGA, as a Section 7(c) natural gas storage provider (i.e., Caledonia Energy Partners, L.L.C. and Freebird Gas Storage, LLC each with Enstor Operating Company, LLC as their manager) and by providing interstate storage and storage related services under Section 311 of the Natural Gas Policy Act of 1978 (i.e., Enstor Katy Storage and Transportation, L.P. and Enstor Grama Ridge Storage and Transportation, LLC with Enstor Operating Company, LLC as their general partner), at market based rates. Iberdrola Energy Holdings’ interstate and intrastate high-deliverability multi-cycle natural gas storage service projects and operations are subject to FERC regulation under the NGA and as such, regulation may extend to the following matters:

•	rates, operating terms and conditions of service;

•	the types of services Iberdrola Energy Holdings may offer to its customers;

•	the expansion of Iberdrola Energy Holdings’ natural gas storage facilities;

•	creditworthiness and credit support requirements;

•	relationships among affiliated companies involved in certain aspects of the natural gas business; and

•	various other matters.

Furthermore, Iberdrola Energy Holdings’ natural gas trading operations in the United States are subject to the jurisdiction of FERC under EPAct 2005. FERC possesses regulatory oversight over gas markets, including the purchase, sale and transportation of gas by “any entity” in order to enforce the anti-market manipulation provisions in EPAct 2005. NYSEG’s and RG&E’s gas supply operations, similar to IEH, are also subject to FERC regulation with respect to its gas purchases/sales and contracted transportation/storage capacity. With its natural gas storage service and trading operations subject to FERC regulation and scrutiny, should Iberdrola Energy Holdings fail to comply with all applicable FERC administered statutes, rules, regulations and orders, it could potentially be subject to substantial penalties, fines and further FERC enforcement. Under EPAct 2005, FERC has civil penalty authority under the NGA to impose penalties for certain violations of up to $1 million per day for each violation. FERC also has the authority to order the disgorgement of profits from transactions deemed to violate the NGA and EPAct 2005. Additionally, Iberdrola Energy Holdings’ current natural gas trading operations are also subject to FERC regulation with respect to matters such as market manipulation and capacity release rules.

FERC’s policies and rules will continue to evolve, and FERC may amend or revise them, or may introduce new policies or rules in the future. The impact of such policies and rules on Iberdrola Energy Holdings’ business is uncertain and cannot be predicted at this time.

Market Anti-Manipulation Regulation

The FERC and the CFTC monitor certain segments of the physical and futures energy commodities market pursuant to the FPA and the Commodity Exchange Act, including Iberdrola USA’s businesses’ energy transactions and operations in the United States. In July 2010, Congress passed the Dodd-Frank Act, which incorporated an expansion of the authority of the CFTC to prohibit market manipulation in the markets regulated by the CFTC. With regard to the physical purchases and sales of electricity and natural gas, the gathering storage, transmission and delivery of these energy commodities and any related trading or hedging transactions that some of the operating subsidiaries of Iberdrola USA undertake, the operating subsidiaries of Iberdrola USA are required to observe these anti-market manipulation laws and related regulations enforced by the FERC and CFTC. The FERC and CFTC hold substantial enforcement authority, including the ability to assess civil penalties of up to $1.0 million per day per violation, to order disgorgement of profits and to recommend criminal penalties.

State Regulation

Iberdrola Networks’ regulated utilities in New York and Maine are subject to regulation by the applicable state public utility commissions, including with regard to their rates, terms and conditions of service, issuance of securities, purchase or sale of utility assets and other accounting and operational matters. NYSEG and RG&E are subject to regulation by the NYPSC, and CMP and MNG are subject to regulation by the MPUC. The NYPSC and MPUC exercise jurisdiction over the siting of electric transmission lines and the approval of certain mergers or other business combinations involving Iberdrola Networks’ regulated utilities. In addition, the NYPSC and MPUC have the authority to impose penalties on these regulated utilities, which could be substantial, for violating state utility laws and regulations and their orders.

Iberdrola Networks’ regulated distribution utilities deliver electricity and/or natural gas to all customers in their service territory at rates established under cost of service regulation. Under this regulatory structure, Iberdrola Networks’ regulated distribution utilities recover the cost of providing distribution service to their customers based on its costs, and earn a return on their capital investment in utility assets.

The following provides a summary of Iberdrola Networks regulated utilities’ most recent rate cases:

•	New York. NYSEG and RG&E have each had one rate case decision since they were acquired by Iberdrola, S.A. in 2008. On September 17, 2009, NYSEG and RG&E initiated a rate case to allow the companies to recover past and future investments, provide safe and adequate service, and improve their credit ratings. On September 21, 2010, the NYPSC issued an Order Establishing Rate Plan whereby NYSEG and RG&E were allowed to increase rates after modification over three years beginning September 1, 2010 by a combined respective rate increase of $52.8 million in year one, $59.2 million in year two and $64.0 million in year three with and a permitted ROE of 10% and a permitted equity ratio of 48%. On May 20, 2015, NYSEG and RG&E filed rate cases in New York for new rates to become effective in April 2016. The primary cause for the rate filings is to recover prior costs, particularly at NYSEG electric which will be requesting recovery of major storm costs that occurred from 2011 to the present, including storm restoration costs for Super Storm Sandy and Hurricanes Irene and Lee. NYSEG also proposed a vegetation management phase-in plan to put the regulated utility on a full-cycle trim (NYSEG is the only utility in New York not on a full cycle vegetation management trim program). NYSEG and RG&E also filed gas rate cases to cover the costs of increasing its leak prone pipe replacement program, replace aging gas transmission lines and expand gas service in upstate New York.

•	CMP. On May 1, 2013, CMP filed a rate case in order to recover past and future investments and provide safe and adequate service. On August 25, 2014, MPUC approved a stipulation agreement which provided for a distribution rate increase of approximately $24.3 million effective July 1, 2014 with an allowed ROE of 9.45% and an allowed equity ratio of 50%.

•	MNG. On February 23, 2009, MNG filed a rate case to recover prior capital investment and provide safe and adequate service. On December 22, 2009 the MPUC approved a stipulation which provided for a rate increase to MNG’s base distribution rates for a three year period, with a 12% increase effective January 1, 2010, a 10% increase effective December 1, 2010 and another 10% increase effective December 1, 2011. On March 5, 2015, MNG filed a rate case in order to further recover future investments and provide safe and adequate service. On June 19, 2015 the MPUC Staff issued an analysis that proposed a disallowance between approximately $10 million and $30 million of capital investment. MNG and the MPUC Staff will participate in discussions and hearings before a final determination on the rate filing, which is expected by the end of 2015.

Further, as a result of a restructuring of the utility industry in New York and Maine, most of Iberdrola Networks’ distribution utilities’ customers have the opportunity to purchase their electricity or natural gas supplies from third-party energy supply vendors. Most customers in New York, however, continue to purchase such supplies through the distribution utilities under regulated energy rates and tariffs. In Maine, customers can also purchase electric supply from competitive providers but the majority receives baseline standard offer service that is provided through a MPUC procurement process. Iberdrola Networks’ regulated utilities in New York and MNG purchase electricity or natural gas from unaffiliated wholesale suppliers and recover the actual approved costs of these supplies on a pass-through basis, as well as certain costs associated with industry restructuring, through reconciling rate mechanisms that are periodically adjusted.

In New York, the NYPSC has instituted its REV proceeding, the goals of which are to improve electric system efficiency and reliability, encourage renewable energy resources, support DER, and empower customer choice. In this proceeding, the NYPSC is examining the establishment of a DSP to manage and coordinate DER, and provide customers with market data and tools to manage their energy use. The NYPSC also is examining how its regulatory practices should be modified to incent utility practices to promote REV objectives. The proceeding is following a two-phased schedule with an order relating to policy determinations for DSP and related matters issued in February 2015 and an order for regulatory design and regulatory matters, expected in 2016.

State public utility commissions may also have jurisdiction over certain aspects of Iberdrola Renewables’ competitive generation businesses. For example, in New York, certain Iberdrola Renewables’ generation subsidiaries are electric corporations subject to “lightened” regulation by the NYPSC. As such, the NYPSC exercises its jurisdictional authority over certain non-rate aspects of the facilities, including safety, retirements, and the issuance of debt secured by recourse to those generation assets located in New York. In Texas, Iberdrola Renewables’ operations within the Electric Reliability Council of Texas, or ERCOT, footprint are not subject to rate regulation by FERC, as they are deemed to operate solely within the ERCOT market and not in interstate commerce. These operations are subject to regulation by the Public Utility Commission of Texas, or PUCT. In California, Iberdrola Renewables’ generation subsidiaries are subject to regulation by the California Public Utilities Commission with regard to certain non-rate aspects of the facilities, including health and safety, outage reporting and other aspects of the facilities’ operations. Furthermore, Iberdrola Energy Holdings’ natural gas storage operations are subject to certain state regulations, such as the Railroad Commission of Texas for its facilities located in Texas.

RTOs and ISOs

Iberdrola Networks’ regulated utilities in New York and Maine, as well as some of Iberdrola Renewables’ generation fleet, operate in or have access to organized energy markets, known as RTOs or ISOs, particularly NYISO and ISO-NE. Each organized market administers centralized bid-based energy, capacity and ancillary services markets pursuant to tariffs approved by FERC, or in the case of ERCOT, market rules approved by the PUCT. These tariffs and rules dictate how the energy, capacity and ancillary service markets operate, how market participants bid, clear, are dispatched, make bilateral sales with one another, and how entities with market-based rates are compensated. Certain of these markets set prices, referred to as Locational Marginal Prices, that reflect the value of energy, capacity or certain ancillary services, based upon geographic locations, transmission constraints, and other factors. Each market is subject to market mitigation measures designed to limit the exercise of market power. Some markets limit the prices of the bidder based upon some level of cost justification. These market structures impact the bidding, operation, dispatch and sale of energy, capacity and ancillary services.

The RTOs and ISOs are also responsible for transmission planning and operations within their respective regions. Each of Iberdrola Networks’ transmission-owning subsidiaries in New York and Maine has transferred operational control over certain of its electric transmission facilities to its respective ISOs, such as ISO-NE and NYISO.

Environmental, Health and Safety

Permitting and Other Regulatory Requirements

Iberdrola Renewables. Iberdrola Renewables’ projects are subject to a variety of state environmental review and permitting requirements. Many states where Iberdrola Renewables’ projects are located, or may in the future be located, have laws that require state agencies to evaluate a broad array of environmental impacts before granting state permits. State agencies evaluate similar issues as federal agencies, including the project’s impact on wildlife, historic sites, aesthetics, wetlands and water resources, agricultural operations and scenic areas. States may impose different or additional monitoring or mitigation requirements than federal agencies. Additional approvals may be required for specific aspects of a project, such as stream or wetland crossings, impacts to designated significant wildlife habitats, storm water management and highway department authorizations for oversize loads and state road closings during construction. Permitting requirements related to transmission lines may be required in certain cases.

Iberdrola Renewables’ projects also are subject to local environmental and regulatory requirements, including county and municipal land use, zoning, building and transportation requirements. Permitting at the local municipal or county level often consists of obtaining a special use or conditional use permit under a land use ordinance or code, or, in some cases, rezoning in connection with the project. Obtaining a permit usually depends on Iberdrola Renewables demonstrating that the project will conform to development standards specified under the ordinance so that the project is compatible with existing land uses and protects natural and human environments. Local or state regulatory agencies may require modeling and measurement of permissible sound levels in connection with the permitting and approval of Iberdrola Renewables’ projects. Local or state agencies also may require Iberdrola Renewables to develop decommissioning plans for dismantling the project at the end of its functional life and establish financial assurances for carrying out the decommissioning plan.

In addition to permits required under state and local laws, Iberdrola Renewables’ projects may be subject to permitting and other regulatory requirements arising under federal law. For example, if a project is located near wetlands, a permit may be required from the U.S. Army Corps of Engineers, or Army Corps, with respect to the discharge of dredged or fill material into the waters of the United States. The Army Corps may also require the mitigation of any loss of wetland functions and values that accompanies the project’s activities. In addition, Iberdrola Renewables may be required to obtain permits under the federal Clean Water Act for water discharges, such as storm water runoff associated with construction activities, and to follow a variety of best management practices to ensure that water quality is protected and impacts are minimized. Iberdrola Renewables’ projects also may be located, or partially located, on lands administered by the U.S. Bureau of Land Management, or BLM. Therefore, Iberdrola Renewables may be required to obtain and maintain BLM right-of-way grants for access to, or operations on, such lands. To obtain and maintain a grant, there must be environmental reviews conducted, a plan of development implemented and a demonstration that there has been compliance with the plan to protect the environment, including measures to protect biological, archeological and cultural resources encountered on the grant.

Iberdrola Renewables’ projects may be subject to requirements pursuant to the ESA and analogous state laws. For example, federal agencies granting permits for Iberdrola Renewables’ projects consider the impact on endangered and threatened species and their habitat under the ESA, which prohibits and imposes stringent penalties for harming endangered or threatened species and their habitats. Iberdrola Renewables’ projects also need to consider the MBTA and the BGEPA, which protect migratory birds and bald and golden eagles and are administered by the U.S. Fish and Wildlife Service. Criminal liability can result from violations of the MBTA and the BGEPA, even for incidental takings of migratory birds. For example, the DOJ has recently entered into settlements with two large wind farm operators, pursuant to which those operators pled guilty to criminal violations of the MBTA and agreed to substantial penalties and mitigation measures.

In addition to regulations, voluntary wind turbine siting guidelines established by the U.S. Fish and Wildlife Service set forth siting, monitoring and coordination protocols that are designed to support wind development in the United States while also protecting both birds and bats and their habitats. These guidelines include provisions for specific monitoring and study conditions which need to be met in order for projects to be in adherence with these voluntary guidelines. Most states also have similar laws. Because the operation of wind turbines may result in injury or fatalities to birds and bats, federal and state agencies often recommend or require that Iberdrola Renewables conduct avian and bat risk assessments prior to issuing permits for its projects. They may also require ongoing monitoring or mitigation activities as a condition to approving a project.

Iberdrola Energy Holdings. Iberdrola Energy Holdings’ natural gas storage operations are regulated by the U.S. Department of Transportation, or DOT, Office of Pipeline Safety or OPS, through the PHMSA, under the NGPSA, as amended by Title I of the Pipeline Safety Act of 1979, and the Hazardous Liquids Pipeline Safety Act of 1979, or HLPSA pursuant to 49 C.F.R. Sections 191-92, 199 (2015) and 49 C.F.R. Part 40 (2015). PHMSA, through the NGPSA and HLPSA, regulates the design, installation, testing, construction, operation, maintenance, repair, inspection, replacement and management of interstate and certain intrastate natural gas pipeline facilities. PHMSA has also developed regulations that require transportation pipeline operators to implement integrity management programs to comprehensively evaluate certain high risk areas along Iberdrola Energy Holdings’ natural gas pipelines and take additional measures to protect natural gas pipeline segments located in highly populated areas.

The NGPSA and HLPSA were most recently amended by the 2011 Act in 2012, with the 2011 Act requiring increased maximum civil penalties for certain violations to $200,000 per violation per day, and an increased total cap of $2.0 million. In addition, the 2011 Act reauthorized the federal pipeline safety programs of PHMSA through September 30, 2015, and directs the Secretary of Transportation to undertake a number of reviews, studies and reports, some of which may result in more stringent safety controls or additional natural gas and hazardous liquids pipeline safety rulemaking. A number of the provisions of the 2011 Act have the potential to cause owners and operators of pipeline facilities to incur significant capital expenditures and/or operating costs.

States are largely preempted by federal law from regulating pipeline safety for interstate lines. However, most states are certified by the DOT to assume responsibility for enforcing federal intrastate pipeline regulations and for conducting inspections of intrastate pipelines. States may adopt stricter standards for intrastate pipelines than those imposed by the federal government for interstate lines; however, states vary considerably in their authority and capacity to address pipeline safety. State standards may include requirements for facility design and management, in addition to requirements for pipelines.

Iberdrola Energy Holdings’ natural gas storage operations are also regulated by the EPA, and equivalent state environmental agencies, with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, greenhouse gas emissions, noise and limitations on land use. For example, Iberdrola Energy Holdings’ natural gas storage operations must comply with certain environmental permits that limit emissions of certain pollutants into the atmosphere, including those established under emissions based standards and regulations, such as the National Emission Standards for Hazardous Air Pollutants, New Source Performance Standards, and National Ambient Air Quality Standards.

Further, certain of Iberdrola Energy Holdings’ natural gas facilities may be regulated by the U.S. Department of Homeland Security, or DHS, if such facilities are deemed to present “high levels of security risk.”

Covered facilities determined by the DHS to pose a high level of security risk are required to prepare and submit Security Vulnerability Assessments and Site Security Plans, as well as comply with other regulatory requirements including those regarding inspections, audits, recordkeeping, and protection of chemical-terrorism vulnerability information. While Iberdrola Energy Holdings’ natural gas facilities are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standards are being considered by the U.S. Congress and by U.S. Executive Branch departments and agencies, including DHS. Iberdrola Energy Holdings’ natural gas facilities could become subject to such standards in the future.

Iberdrola Networks. Similar to Iberdrola Renewables and Iberdrola Energy Holdings, Iberdrola Networks’ distribution utilities in New York and Maine are subject to various federal, state and local laws and regulations in connection with the environmental, health and safety effects of its operations. The distribution utilities of Iberdrola Networks are subject to regulation by the applicable state public utility commission with respect to the siting and approval of electric transmission lines, and with respect to pipeline safety regulations for intrastate gas pipeline operators.

OSHA and Certain Other Federal Safety Laws

The operating subsidiaries of Iberdrola USA are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard and standards administered by other federal as well as state agencies, including the Emergency Planning and Community Right to Know Act and implementing regulations require that information be maintained about hazardous materials used or produced in operations of Iberdrola USA’s subsidiaries and that this information be provided to employees, state and local government authorities and citizens.

Management, Disposal and Remediation of Hazardous Substances

The operating subsidiaries of Iberdrola USA own or lease real property and may be subject to federal, state and local requirements regarding the storage, use, transportation and disposal of petroleum products and toxic or hazardous substances, including spill prevention, control and counter-measure requirements. Project properties and materials stored or disposed thereon may be subject to the federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws. If any operating subsidiary’s owned or leased properties are contaminated, whether during or prior to their ownership or operation, the operating subsidiary could be responsible for the costs of investigation and cleanup and for any related liabilities, including claims for damage to property, persons or natural resources. Such responsibility may arise even if the operating subsidiary was not at fault and did not cause the contamination. In addition, waste generated by Iberdrola USA’s operating subsidiaries is at times sent to third party disposal facilities. If such facilities become contaminated, the operating subsidiary and any other persons who arranged for the disposal or treatment of hazardous substances at those sites may be jointly and severally responsible for the costs of investigation and remediation, as well as for any claims of damages to third parties, their property or natural resources.

Industry and Market Data

Electric Power Industry

The electric power industry is essential to America’s modern economy, security and standard of living. Electricity powers all sub-sectors of the American economy, including its factories, hospitals, schools, public facilities and transportation infrastructure, among others. The United States is a leader in the generation and supply of electricity, and is one of the world’s largest electricity consumers. The electric power industry accounts for more than 2% of the U.S. GDP and employs more than 500,000 workers. According to the EEI in its 2013

Financial Review, U.S. electric output was 3,993,521 GWh in 2013, an increase of 0.1% from the prior year. On a regional basis, the New England and Mid-Atlantic regions, where Iberdrola USA’s regulated utilities operate, experienced growth of 1.2% and 0.2%, respectively, which is above the national average.

The electric power industry is primarily composed of three types of operations:

•	generation;

•	transmission; and

•	distribution.

Transmission systems generally consist of transmission towers, power lines, substations and associated facilities, typically operated at 60 kV or above, that are used to reliably transmit electricity across longer distances. Distribution systems generally consist of facilities, including power lines, poles, meters and associated support systems, generally operated below 60 kV, that are used for the distribution of electricity to end customers.

In the continental United States, the network of transmission and distribution, lines is not unified into a single power grid. Instead, there are three main grids that are distinct and have only limited points of interconnection. These grids are the Western Interconnected System, the Eastern Interconnected System and the Texas Interconnected System. FERC granted NERC the legal authority to enforce reliability standards with all users, owners and operators of the bulk power system in the United States. Compliance with these standards is mandatory and enforceable. In many regions of the United States, in coordination with FERC and NERC, RTOs or ISOs manage the flow of electric power and help administer the bulk power market in their respective geographic regions.

Electric distribution companies generally have been awarded exclusive rights by the affected states to distribute electricity in a specified geographic area. State public utility commissions are charged with the oversight and regulation of local electric distribution companies. State regulation of electric distribution companies has a variety of objectives, including ensuring adequate supply, dependable service and reasonable prices for consumers, while also providing utility companies the opportunity to earn a fair and reasonable return on their investments.

Electric distribution companies provide a delivery service at rates set by government regulators based on the cost of operating the delivery system, including the cost of capital. Electric distribution companies generally do not earn a profit from the price of fuel that is used for the generation of electricity, which is supplied to their customers. The delivery service rate is combined with fuel cost recovery charges to determine a customer’s bill, among other line items.

In its Annual Energy Outlook 2014, the U.S. Energy Information Administration, or EIA, projects that electricity demand will increase by 29% from 2012 to 2040, driven, in part, by the increased use of electricity in the commercial and residential sectors due to greater cooling requirements and continuous growth in demand for electrical devices and equipment, which are expected to offset efficiency gains. There are a number of factors that impact the long-term demand for electricity, including economic growth, relative energy prices and technology choices by end users, among other factors. Population shifts to warmer regions with greater cooling requirements affect both residential and commercial electricity sales. Changes in electricity demand result in corresponding changes in electricity generation and the mix of technologies used to meet demand.

Natural Gas Industry

Natural gas supplies nearly one-fourth of all of the energy used in the United States and is one of the most important energy sources for the future in light of its relative abundance, environmental qualities and multiple applications across sectors. According to the American Gas Association, natural gas serves approximately

66 million homes, 5 million businesses, 195,000 factories and 1,900 electric generating units in the United States. According to the American Gas Association, natural gas local distribution companies, or LDCs, spend more than $19.0 billion annually to help enhance the safety of natural gas distribution and transmission systems to such end customers. Natural gas will continue to play an important role for meeting energy demand in the United States.

The natural gas industry is primarily composed of four types of operations:

•	exploration and production;

•	gathering and processing;

•	transmission and storage; and

•	local distribution.

Local distribution is the last step in delivering natural gas to end customers. While some large industrial, commercial and electric-generation customers receive natural gas directly from high-capacity transmission pipelines, most end–use customers receive natural gas from an LDC. LDCs are regulated natural gas utilities that deliver natural gas to end consumers within a specific geographic area. LDCs typically transport natural gas from central delivery points located on interstate and intrastate transmission pipelines to households. The delivery point where the natural gas is transferred from a transmission pipeline to the local gas utility is often termed the “citygate.” LDCs take ownership of the natural gas at the citygate and deliver it to each customer’s meter through an extensive network of thousands of miles of small-diameter distribution pipe.

LDCs are generally awarded exclusive rights to distribute natural gas in a specified geographic area. State public utility commissions are charged with the oversight and regulation of LDCs. State regulation of LDCs has a variety of objectives, including ensuring adequate supply, dependable service and reasonable prices for consumers, while also providing utility companies the opportunity to earn a fair and reasonable return on their investments.

LDCs do not typically earn a profit from the price of natural gas supplied to their customers; rather, LDCs provide a delivery service at rates set by government regulators based on the cost of operating the delivery system, including the cost of capital. The delivery service rate is combined with charges to recover the cost of the natural gas supplied to determine a customer’s bill.

In its Annual Energy Outlook 2014, the EIA projects that natural gas consumption will increase from 25.6 trillion cubic feet, or Tcf, in 2012 to 31.6 Tcf in 2040, primarily driven by increased use of natural gas in the industrial and electric power generation sectors. On a regional basis, the Northeast/Mid-Atlantic market, which is one of the markets which Iberdrola Networks serves, has the greatest regional gas demand in the United States by volume and is expected to have the second highest regional demand growth by total volume from 2014 to 2020 according to Bloomberg New Energy Finance, or BNEF.

In the short term, demand for natural gas by LDC customers is impacted by the weather, fuel switching and the economy. Due to the extensive use of natural gas for heating and the increasing use of natural gas for power generation, the demand for natural gas is primarily seasonal, with demand peaks during the winter to meet heating load and in the summer to meet power-generation load.

There are also a number of factors that impact the long-term demand for natural gas, including residential and commercial demand, driven primarily by residential heating applications, the price of electricity, the price of natural gas, the price of competing energy sources such as fuel oil, energy efficiency, technological advances, state of the economy, use of natural gas for electric generation, use of natural gas in the transportation sector and environmental regulations. Higher rates of economic growth generally lead to increased consumption of natural gas, primarily in response to their effects on housing starts, commercial floorspace and industrial output.

Renewable Energy Generation Industry

The United States is home to a thriving renewable energy industry, with globally competitive companies in all renewable energy generation subsectors, including wind and solar. According to BNEF, the United States had a total operating energy capacity of approximately 1,142 GW as of December 2014, which was comprised of a diverse mix of fuel types, including 493 GW of natural gas-fired capacity, 323 GW of coal-fired capacity, 182 GW of renewable capacity, 101 GW of nuclear capacity and 43 GW of oil-fired capacity. Renewable generation capacity is comprised of 80 GW of hydro, 64 GW of wind, 20 GW of solar, 15 GW of biomass and waste-related energy and 3 GW of geothermal. Renewable energy is expected to be the fastest growing form of electricity generation. BNEF forecasts the U.S. renewable energy industry to grow at a compound average annual rate of approximately 10% per year from 2013 through 2020. To achieve these gains, BNEF projects that approximately $700 billion will be invested in the U.S. renewable energy sector during the next two decades, with investment opportunities available across the deep value chain. Today, the United States has the second largest wind industry and the fifth largest solar industry, according to SelectUSA, placing it in prime position to take advantage of the significant growth opportunities in the renewable generation industry.

Growth in renewable energy is largely attributable to its increasing cost competitiveness driven primarily by improving technology, production efficiency and installation costs, government policies and incentives, and the impact of increasingly stringent environmental rules and regulations on coal-fired generation.

U.S. federal, state and local governments and utilities have established various incentives to support the development of renewable energy. These incentives include accelerated tax depreciation, production tax credits, investment tax credits, cash grants and RPS. RPS programs are state regulatory programs created by state legislatures to encourage the development of renewable energy that typically require utilities to produce or procure a certain percentage of their energy needs from renewable energy sources. More than half of U.S. states and territories have RPS. Most states with mandatory RPS programs typically set a target between 10% and 30% of total energy capacity, while other states set a MW target to achieve their RPS goals. Governments from time to time may, however, review their policies that support the development of renewable energy and consider actions that would make the policies less conducive to the development and operation of renewable energy facilities.

Customers

Iberdrola Networks delivers natural gas and electricity to residential, commercial and institutional customers through its regulated utilities in New York and Maine. Upon completion of the merger, the combined company will deliver natural gas and electricity to approximately 700,000 additional customers through its regulated utilities in Connecticut and Massachusetts. Iberdrola Networks’ customer payment terms are regulated by the states of New York, with respect to NYSEG and RG&E, and Maine, with respect to CMP and MNG, and each of the regulated utilities must provide extended payment arrangements to customers for past due balances. See “—Iberdrola Networks” for more information relating to the customers of Iberdrola Networks.

Iberdrola Renewables sells the majority of its output to large investor-owned utilities, public utilities and other credit-worthy entities. Additionally, Iberdrola Renewables generates and provides power, among other services, to federal and state agencies, institutional retail and joint action agencies. Offtakers typically purchase renewable energy from Iberdrola Renewables through long-term PPAs, allowing Iberdrola Renewables to limit its exposure to market volatility. Approximately 69% of Iberdrola Renewables’ wind generating capacity is fully committed under PPAs with an average duration of 9 years. Iberdrola Renewables also delivers thermal output to wholesale customers in the Western United States.

Iberdrola Energy Holdings’ natural gas storage and management services customers include a diversified mix of natural gas distribution companies, power generators, natural gas marketers and producers, utilities using gas as fuel, gas storage customers, financial institutions and energy marketers.

Competition

Iberdrola Networks’ regulated public utilities in New York and Maine do not generally face competition from other regulated utilities that transmit and distribute electricity and natural gas. However, demand for electricity and natural gas may be negatively impacted by federal and state legislation mandating that certain percentages of power delivered to end users be produced from renewable resources, such as wind, thermal and solar energy.

Iberdrola Networks faces competition from self-contained micro-grids that integrate renewable energy sources within in the areas served by Iberdrola Networks. However, there has been limited development of these micro-grids in Iberdrola Networks’ service areas to date, and Iberdrola Networks expects that growth in distributed generation of renewable energy will continue due to financial incentives being provided by federal and state legislation. Iberdrola Networks has experienced significant growth in alternative distribution sources of generation on its network over the past ten years, with over 90% of the growth coming from solar photovoltaic facilities.

Iberdrola Renewables has competitive advantages, including a robust development pipeline, a management team with extensive experience, strong relationships with suppliers and clients, expert regulatory knowledge and brand awareness. However, Iberdrola Renewables faces competition throughout the life cycles of its energy facilities, including during the development phase, in the identification and procurement of suitable sites with high wind resource availability, grid connection capacity and land availability. Iberdrola Renewables also competes with other suppliers in securing long-term PPAs with power purchasers and participates in competitive bilateral and organized energy markets with other energy sources for power that is not sold under PPAs. Competitive conditions may be substantially affected by various forms of energy legislation and regulation considered from time to time by federal, state and local legislatures and administrative agencies.

Iberdrola Energy Holdings faces competition from others in the natural gas market through its subsidiaries, Enstor, Inc. and Iberdrola Energy Services LLC. Enstor, Inc. encounters regional competition, such as in the Gulf South region, from other independent natural gas storage providers, a combination of interstate and intrastate pipeline companies and local distribution companies. Furthermore, Iberdrola Energy Services LLC competes with various entities, ranging from natural gas marketing companies, to financial institutions and producer/marketers.

Properties

Iberdrola Networks

The following table sets forth certain information relating to Iberdrola Networks’ electricity generation facilities and their respective locations, type and installed capacity as of June 30, 2015. Unless noted otherwise, Iberdrola Networks owns each of these facilities.

Operating Company	Facility Location	Facility Type	Installed Capacity (in MW)	Year(s) Commissioned
NYSEG	Newcomb, NY	Diesel Turbine	1.7	1967
NYSEG	Auburn, NY(1)	Natural Gas Turbine	7.3	2000
NYSEG	Eastern New York (6 locations)	Hydroelectric	61.4	1921-1983
RG&E	Rochester, NY (3 locations)	Hydroelectric	57.5	1917-1960

(1)	The Auburn, NY natural gas turbine generating unit is leased.

The following table sets forth certain operating data relating to the electricity transmission and distribution activities of each of Iberdrola Networks’ regulated utilities as of June 30, 2015.

Utility	State	Substations	Transmission Lines (in miles)	Overhead Distribution Lines (in pole miles)	Underground Lines (in miles)	Total Distribution (in miles)	Electricity Customers
NYSEG	New York	435	4,463	32,319	2,702	35,021	888,000
RG&E	New York	153	1,025	6,091	2,834	8,925	374,000
CMP	Maine	209	2,856	22,056	1,428	22,484	615,000

The following table sets forth certain operating data relating to the natural gas transmission and distribution activities of each of Iberdrola Networks’ regulated utilities, as of June 30, 2015.

Utility	State	Natural Gas Customers	Transmission Pipeline (in miles)	Distribution Pipeline (in miles)
NYSEG	New York	262,000	20	8,151
RG&E	New York	308,000	105	10,592
MNG	Maine	4,000	2	209

Iberdrola Renewables

The following table sets forth Iberdrola Renewables’ portfolio of wind projects as of June 30, 2015. Unless noted otherwise, Iberdrola Renewables wholly-owns each of these facilities.

Location	Wind Project	Turbines	Total Installed Capacity (MW)	Commercial Operation Date	North American Electric Reliability Corporation (“NERC”) Region
Arizona	Dry Lake I	30 (Suzlon S88, 2.1 MW)	63	2009	WECC
	Dry Lake II	31 (Suzlon, 2.1 MW)	65	2010
California	Dillon	45 (Mitsubishi, 1 MW)	45	2008	WECC
	Manzana	126 (GE, 1.5 MW)	189	2011	WECC
	Mountain View III	34 (Vestas V47, 0.66 MW)	22	2003	WECC
	Phoenix Wind Power	3 (Neg Micon (Vestas), 0.66 MW)	2	1999	WECC
	Shiloh	100 (GE, 1.5 MW)	150	2006
Colorado	Colorado Green(1)	54 (GE, 1.5 MW)	81	2003	WECC
	Twin Buttes	50 (GE, 1.5 MW)	75	2007
Illinois	Providence Heights	36 (Gamesa G87, 2.0 MW)	72	2008	MRO
	Streator Cayuga Ridge South	150 (Gamesa, 2.0MW)	300	2010
Iowa	Barton	80 (Gamesa, 2.0 MW)	160	2009	MRO
	Flying Cloud	29 (GE, 1.5 MW)	44	2004	MRO
	New Harvest	50 (Gamesa G87, 2.0W)	100	2012	MRO
	Top of Iowa II	40 (Gamesa G87, 2.0 MW)	80	2008	MRO
	Winnebago I	10 (Gamesa G83, 2.0 MW)	20	2008	MRO
Kansas	Elk River	100 (GE, 1.5 MW)	150	2005	MRO
Massachusetts	Hoosac	19 (GE, 1.5 MW)	29	2012	NPCC
Minnesota	Elm Creek	66 (GE, 1.5 MW)	99	2008	MRO
	MinnDakota	100 (GE, 1.5 MW)	150	2008	MRO
	Trimont	67 (GE, 1.5 MW)	100	2005	MRO
	Elm Creek II	62 (Mitsubishi, 2.4)	149	2010	MRO
	Moraine I	34 (GE, 1.5 MW)	51	2003	MRO
	Moraine II	33 (GE, 1.5 MW)	50	2009	MRO
Missouri	Farmers City	73 (Gamesa G87, 2.0 MW)	146	2009	MRO
New Hampshire	Groton	24 (Gamesa G87, 2.0 MW)	48	2012	NPCC
	Lempster	12 (Gamesa, 2 MW)	24	2008	NPCC
New York	Hardscrabble	37 (Gamesa G90, 2MW)	74	2011	NPCC
	Maple Ridge I(2)	70 (Vestas V82, 1.65 MW)	116	2006	NPCC
	Maple Ridge II(2)	27 (Vestas V82, 1.65 MW)	45	2006	NPCC
North Dakota	Rugby	71 (Suzlon S88, 2.1 MW)	149	2009	MRO
Ohio	Blue Creek	152 (Gamesa G90 - 2.0 MW)	304	2012	RFC
Oregon	Hay Canyon	48 (Suzlon S88, 2.1 MW)	101	2009	WECC
	Klondike I	16 (GE, 1.5 S – 1.5 MW)	24	2001	WECC
	Klondike II	50 (GE, 1.5 S – 1.5 MW)	75	2005	WECC
	Klondike III	44 (Siemens, 2.3 MW); 80 (GE, 1.5 SLE, 1.5 MW); 1 (Mitsubishi, 2.4 MW)	224	2007	WECC
	Klondike IIIa	51 (GE, 1.5 MW)	77	2008	WECC
	Leaning Juniper II	74 (GE, 1.5 MW); 43 (Suzlon, 2.1 MW)	201	2011	WECC
	Pebble Springs	47 (Suzlon S88/2100, 2.1 MW)	99	2009	WECC
	Star Point	47 (Suzlon, 2.1 MW)	99	2010	WECC
Pennsylvania	Casselman	23 (GE, 1.5 MW)	35	2008	RFC
	Locust Ridge I	13 (Gamesa G87, 2.0)	26	2006	RFC
	Locust Ridge II	51 (Gamesa G83, 2.0 MW)	102	2009	RFC
	South Chestnut	23 (Gamesa, 2.0 MW)	46	2012	RFC
South Dakota	Buffalo Ridge I	24 (Suzlon, 2.1 MW)	50	2009	MRO
	Buffalo Ridge II	105 (Gamesa G87, 2.0 MW)	210	2010	MRO
Texas	Baffin	101 (Gamesa G97, 2.0 MW)	202	2015	TRE
	Barton Chapel	60 (Gamesa, 2.0 MW)	120	2009	TRE
	Peñascal I	84 (Mitsubishi, 2.4 MW)	202	2009	TRE
	Peñascal II	84 (Mitsubishi, 2.4 MW)	202	2010	TRE
Washington	Big Horn I	133 (GE, 1.5 MW)	200	2006	WECC
	Big Horn II	25 (Gamesa, 2.0 MW)	50	2010	WECC
	Juniper Canyon	63 (Mitsubishi, 2.4 MW)	151	2011	WECC

(1)	Jointly owned with Shell Wind Energy; capacity amounts represent only Iberdrola Renewables’ share of the wind farm.
(2)	Jointly owned with Horizon Wind Energy; capacity amounts represent only Iberdrola Renewables’ share of the wind farm.

Additionally, unless noted otherwise, Iberdrola Renewables owns the following solar and thermal facilities as of June 30, 2015.

Facility	Location	Type of Facility	Installed Capacity (MW)	Commercial Operation Date
Copper Crossing Solar Ranch	Pinal County, Arizona	Solar	20	2011
San Luis Valley Solar Ranch(1)	Alamosa County, Colorado	Solar	30	2012
Klamath Cogeneration	Klamath Falls, Oregon	Thermal	536	2001
Klamath Peakers	Klamath Falls, Oregon	Thermal	100	2009

(1)	Operated pursuant to a sale-and-leaseback agreement.

Iberdrola Energy Holdings

Iberdrola Energy Holdings owns and operates four natural gas storage facilities, all near key trading hubs. The following table provides an overview of these storage facilities as of June 30, 2015. Unless noted otherwise, Enstor, Inc., a wholly-owned direct subsidiary of Iberdrola Energy Holdings, owns and operates each of these facilities.

Facility	Type of Facility	Max Injection (MMcfd)/ Max Withdrawal (MMcfd)	Pipeline Connections	Commercial Operation Date
Caledonia Energy Partners, L.L.C., Mississippi	Depleted gas reservoir	558/550	Tennessee Gas Pipeline 500	2005
Freebird Gas Storage, LLC, Alabama(1)	Depleted gas reservoir	350/305	Tennessee Gas Pipeline 500	2001
Enstor Grama Ridge Storage and Transportation, LLC, New Mexico	Depleted gas reservoir	200/200	El Paso Natural Gas, Natural Gas Pipeline Company of America and the Duke Energy Field Services Raptor Pipeline	1973
Enstor Katy Storage and Transportation, L.P., Texas	Depleted gas reservoir	750/700	Connected to 14 different pipelines	1992

(1)	13% owned by Northwest Alabama Gas District.

Infrastructure Protection and Cyber Security Measures

Iberdrola USA has security measures in place designed to protect its facilities and assets, such as its transmission and distribution system. While Iberdrola USA has not had any significant security breaches, a physical security intrusion could potentially lead to theft and the release of critical operating information. To manage this operational risk, Iberdrola USA has implemented physical security measures and continues to strengthen its security posture by improving and expanding its physical security capabilities to protect critical assets in accordance with the Corporate Security Policy of Iberdrola, S.A. as adopted by Iberdrola USA. In addition to physical security intrusions, a cyber breach could potentially lead to theft and the release of critical operating information or confidential customer information. To manage this operational risk, in accordance with the Cybersecurity Risk Policy and with the Corporate Security Policy of Iberdrola, S.A. as adopted by Iberdrola USA, Iberdrola USA has implemented cyber and physical security measures and continues to strengthen its security posture by improving and expanding its physical and cyber security capabilities to protect critical assets.

In an effort to reduce its vulnerability to cyber attacks, Iberdrola USA has established a dedicated Corporate Security Office, responsible for improving and coordinating security across the company and has adopted a comprehensive company-wide physical and cyber security program, which is supported by a company-wide governance policy to manage, oversee and assist the organization in meeting its corporate, legal, and regulatory responsibilities with regard to the protection of its cyber, physical and information assets. However, as threats evolve and grow increasingly more sophisticated, Iberdrola USA cannot ensure that a potential security breach may not occur or quantify the potential impact of such an event. Iberdrola USA continues to invest in technology, processes security measures and services to detect, mitigate and protect its assets, both physical and cyber. These investments include upgrades to network architecture and physical security measures, regular intrusion detection monitoring and compliance with emerging industry regulation.

Employees

As of June 30, 2015, the Iberdrola USA group had 4,977 employees excluding 15 international assignees. Of these 4,977 employees, 47.3% are represented by a union. The following table provides an overview of the number of Iberdrola USA employees at each business segment as of June 30, 2015:

Business Segment	Number of Employees (excluding International Assignees)	% of Union Workforce Subject to Collective Bargaining Agreement
Iberdrola Networks	4,144	56.8%
Iberdrola Renewables	725	0.0%
Iberdrola Energy Holdings	108	0.0%

Total Iberdrola USA	4,977	47.3%

Iberdrola USA and its subsidiaries have not experienced any work stoppages in the last five years and enjoy good relations with their labor unions. Virtually all employees of Iberdrola USA and its subsidiaries work full-time.

Legal Proceedings

The subsidiaries of Iberdrola USA are involved in various proceedings, legal actions and claims arising in the normal course of their respective businesses. The outcomes of these matters will generally not be known for an extended period of time. In certain of the legal proceedings, the claimants seek damages, as well as other compensatory relief, which could result in the payment of significant claims and settlements. While the ultimate outcome and impact of any proceeding cannot be predicted with certainty, Iberdrola USA’s management believes that the resolution of its pending proceedings will not have a material adverse effect on its financial condition or results of operations.

FirstEnergy

NYSEG sued FirstEnergy Corp., or FirstEnergy, to recover environmental cleanup costs at 16 former manufactured gas sites. In July 2011, the New York District Court issued a decision and order in NYSEG’s favor. On September 9, 2011, FirstEnergy paid NYSEG $30 million, representing its share of past costs of $27 million and pre-judgment interest of $3 million. FirstEnergy appealed the decision to the Second Circuit Court of Appeals. On September 11, 2014, the Second Circuit Court of Appeals affirmed the District Court’s decision in NYSEG’s favor, but modified the decision for nine sites, reducing FirstEnergy’s damages for incurred costs from $27 million to $22 million, excluding interest, and reducing FirstEnergy’s allocable share of future costs at these sites. NYSEG refunded FirstEnergy the excess $5 million in November 2014.

Because the District Court’s original damage award for incurred costs was based on 2009 figures, FirstEnergy now owes NYSEG an additional damages payment of approximately $16 million for cleanup costs incurred while the appeal was pending. FirstEnergy is also liable for a share of future costs, which, based on current projections, would be $27 million. While this decision is final, FirstEnergy can dispute the calculation of damages and has yet to pay the $16 million in damages for cleanup costs. Any recovery will be flowed through to NYSEG customers.

Century Indemnity and OneBeacon

On August 14, 2013, NYSEG filed suit in federal court against two excess insurers, Century Indemnity Co. and OneBeacon American Insurance Co., who provided excess liability coverage to NYSEG. NYSEG seeks payment for cleanup costs associated with contamination at 22 former manufactured gas plants. Based on estimated cleanup costs of $282 million, the carriers’ allocable share is approximately $89 million, excluding pre-judgment interest. Any recovery will be flowed through to NYSEG customers.

Facilities

The principal offices of Iberdrola USA and Iberdrola Networks are located in New Gloucester, Maine and in Rochester, New York. Iberdrola Renewables’ headquarters is located in Portland, Oregon, while Iberdrola Energy Holdings is principally located in Houston, Texas. In addition, Iberdrola USA and its subsidiaries have various administrative offices located throughout the United States. Iberdrola USA leases part of its administrative and local offices.

The following table sets forth the principal properties of Iberdrola USA, by location, type, lease or ownership and size as of June 30, 2015:

Location	Type of Facility	Lease/Owned	Size (square meters)
New Gloucester, Maine	Office	Leased	5,659
Rochester, New York	Office	Owned	11,380
Portland, Oregon	Office	Leased	5,298
Houston, Texas	Office	Leased	2,004

Iberdrola USA believes that its office facilities are adequate for its current needs and that additional office space can be obtained if necessary.

Iberdrola USA Directors and Executive Officers

The following table sets forth the name, age and position of each of Iberdrola USA’s executive officers and directors as of October 20, 2015. For a discussion of the expected composition of Iberdrola USA’s executive officers and directors as of the completion of the merger, see the sections entitled “Interests of UIL’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Governance and Management of the Combined Company” beginning on pages 113 and 123, respectively, of this proxy statement/prospectus.

Name	Age	Position
Executive officers
Robert Daniel Kump	54	Chief Corporate Officer and Director
Pablo Canales Abaitua	46	Chief Financial Officer
R. Scott Mahoney	50	General Counsel

Directors
Ignacio Sánchez Galán	65	Chairman
John E. Baldacci	60	Director
Pedro Azagra Blázquez	47	Director
Alfredo Elías Ayub(2)	65	Director
Santiago Martinez Garrido	47	Director
Juan Carlos Rebollo Liceaga(1)	53	Director
José Sainz Armada(1)	55	Director
Alan D. Solomont(1)(2)	66	Director

(1)	Member of Iberdrola USA’s audit and compliance committee.
(2)	Independent director under NYSE requirements.

Executive Officers

Robert Daniel Kump has served as Iberdrola USA’s Chief Corporate Officer since January 2014 and Iberdrola Networks’ Chief Executive Officer since November 2010. Mr. Kump also has served as a Director of Iberdrola USA’s subsidiaries CMP, NYSEG, and RG&E since 2009, as the President of the Iberdrola USA Group, LLC since March 2012 and as the Chief Executive Officer of Iberdrola USA Management Corporation since October 2009. Mr. Kump previously served from February 1997 to October 2009 as Iberdrola USA’s Senior Vice President and Chief Financial Officer, Vice President, Controller and Chief Accounting Officer, Treasurer and Secretary. Mr. Kump also previously held a number of positions at NYSEG from 1986 to 1997, including Senior Accountant-External Financial Reporting, Director-Investor Relations, Director-Financial Services, and Treasurer. Mr. Kump earned a B.A. in accounting from Binghamton University and is a C.P.A. in New York.

Pablo Canales Abaitua has served as Iberdrola USA’s Chief Financial Officer since August 2014. Mr. Canales Abaitua previously served as Director of Administration and Management Control of Iberdrola Renewables from September 2010 until July 2014. He has also served as CFO for Iberdrola Renewables USA from June 2006 to September 2010 and CFO and Controller of Iberdrola South America from February 2002 until June 2006. Mr. Canales Abaitua graduated from the Universidad Comercial de Deusto in Bilbao, Spain with a degree in Business Administration in 1992 and received his Certified International Investment Analyst designation in Finance from the Association of International Investment Analysts (ACIIA) in 2012.

R. Scott Mahoney has served as Iberdrola USA’s General Counsel since June 2012. Mr. Mahoney previously served as Deputy General Counsel and Chief FERC Compliance Officer for Iberdrola USA from January 2007 to June 2012 and previously served in legal and senior executive positions at Iberdrola USA subsidiaries from October 1996 until January 2007. Mr. Mahoney earned a B.A. from St. Lawrence University, a J.D. from the University of Maine, and a Master’s Degree in Environmental Law from the Vermont Law School, and a

Postgraduate Diploma in Business Administration from the University of Warwick. He has received bar admission to the State of Maine, the State of New York, the U.S. Court of Appeals, the U.S. District Court and the U.S. Court of Military Appeals.

Directors

Ignacio Sánchez Galán has served as Chairman of the Iberdrola USA board since Iberdrola USA’s acquisition by Iberdrola, S.A. Since 2006, Mr. Galán has been Chairman and CEO of Iberdrola, S.A. Since 2007, Mr. Galán has also served as the Chairman of Scottish Power Limited. Mr. Galán previously served as Executive Vice President and CEO of Iberdrola, S.A. from 2001 to 2006. Mr. Galán also previously served as Chairman at Eurojet from 1993 to 1995 and Chief Executive Officer at Airtel Móvil (now Vodafone Spain) from 1995 to 2001. Mr. Galán has also held various management positions at Sociedad Española del Acumulador Tudor, S.A. (now Grupo Exide) and served as Director and General Manager of Industria de Turbo Propulsores, S.A. Mr. Galán holds honorary degrees from the Universities of Salamanca, Edinburgh and Strathclyde, where he is a visiting professor. He currently chairs the utilities group at the World Economic Forum and is a member of the steering committee of the European Round Table of Industrialists. He is also a member of the Global Sustainable Electricity Partnership and the Magritte Group. In 2014 Mr. Galán received the Award for Responsible Capitalism from FIRST, a multi-disciplinary international affairs organization. Mr. Galán graduated in Electromechanical Industrial Engineering at the Instituto Católico de Artes e Industrias. He also holds a degree in Business Administration from the Instituto Católico de Administración y Dirección de Empresas and in Business Administration and Foreign Trade from the Escuela de Organización Industrial.

Mr. Galán was selected to serve on the Iberdrola USA board because of his extensive knowledge of the energy industry and leadership experience at Iberdrola, S.A.

John E. Baldacci has served as a member of the Iberdrola USA board since January 2014. Mr. Baldacci has served as the Senior Advisor for Economic Development & Government Relations at Pierce Atwood since 2012, and has served as Vice Chair of the Board of the Northeast Midwest Institute since 2013. Mr. Baldacci served as the 73rd Governor of the State of Maine from 2003 until 2011. He previously served as director of the U.S. Department of Defense’s Military Health Care Reform Initiative from 2011 to 2012, U.S. Representative for Maine’s 2nd Congressional District from 1995 to 2003, a member of the Maine Senate from 1982 to 1994, and a member of the Bangor City Council from 1978 to 1981. Mr. Baldacci is the former Chairman of the Board of Directors and current board member for Jobs for America’s Graduates, a national nonprofit organization that works to reduce barriers to high school graduation and help students to transition to college. Mr. Baldacci earned a B.A. in History from the University of Maine at Orono.

Mr. Baldacci was selected to serve on the Iberdrola USA board because of his extensive experience in economic development and government regulations.

Pedro Azagra Blázquez has served as Iberdrola Group’s Director of Corporate Development since 2008. Mr. Azagra Blázquez previously was in charge of Strategy from 1997 to 2001, responsible for corporate development activities of the Iberdrola Group from 2001 to 2008 and was responsible for the U.S. businesses in 2008. He has served as a board member of Iberdrola México, S.A. de C.V. since 2014. He also served as member of the Board of Directors of Energy East (now Iberdrola USA) from 2008 to 2011 and RG&E, NYSEG and CMP, each from 2009 to 2011. Mr. Azagra Blázquez has also served as Professor of Corporate Finance and Mergers and Acquisitions at Universidad Pontificia de Comillas-Instituto Católico de Administración y Dirección de Empresas, Madrid, Spain since 1998. Before joining Iberdrola he worked at Morgan Stanley in London and New York in the investment banking division in advisory, equity and debt transactions. He earned a business degree and a law degree from Universidad Pontificia de Comillas - Instituto Católico de Administración y Dirección de Empresas and an MBA from the University of Chicago.

Mr. Azagra Blázquez was selected to serve on the Iberdrola USA board because of his extensive knowledge of the U.S. businesses, the U.S. utilities and U.S. mergers and acquisitions transactions.

Alfredo Elías Ayub has served as a member of the Iberdrola USA board since January 2014. Since 2012, Mr. Elías Ayub has served as a director of Arcos Dorados Holdings Inc. (NYSE: ARCO). Mr. Elías Ayub previously served as Chief Executive Officer and Director of Federal Electricity Commission, Mexican State Owned Electricity Company from 1999 to 2011. From 1996 to 1999, he was the Chief Executive Officer of Aeropuertos y Servicios Auxiliares, Mexico’s Airport Operator that was responsible for managing 58 airports. He held a number of positions at Mines and State Owned Industry including Deputy Minister of Mines and Basic Industry and Deputy Energy Minister. He previously served as Deputy Director and Director of Universidad Anáhuac’s Engineering School from 1978 to 2013 and a Member of the Dean of Students Board of Advisors of Harvard University Business School from 2010 to 2013. He held a number of positions for Mexican Fund for Social Activities including Deputy Director General and Director General from 1978 to 1983. He served as Executive Coordinator at the State of Mexico Government Urban Development from 1983 to 1986. Mr. Elías Ayub earned a degree in Civil Engineering from Universidad Anáhuac, in Mexico City, and a M.B.A. from Harvard University.

Mr. Elías Ayub was selected to serve on the Iberdrola USA board because of his extensive experience in the energy and natural resources industries.

Santiago Martinez Garrido has been a member of the Iberdrola USA board since February 2015. Since 2004, Mr. Martinez Garrido has been Head of the Corporate Legal Services of Iberdrola, S.A. He has also served as Secretary of the Board of Directors of Iberdrola España, S.A. a direct subsidiary of Iberdrola, S.A., since 2014 and Fundación Iberdrola, a charitable foundation of Iberdrola, S.A., since 2010 and has been a member of the Board of Directors of Iberdrola Brazil, S.A., an indirect subsidiary of Iberdrola, S.A., since 2012 and Neoenergia, S.A., a Brazilian energy company, since 2004. Before joining Iberdrola, Mr. Martinez Garrido served as Chief of Staff of the Minister of Justice of Spain and of the Justice Secretary of State of Spain from 2000 to 2004. Mr. Martinez Garrido has also been a member of the Board of Trustees of the Royal Academy of Jurisprudence and Legislation in Madrid since 2014. Mr. Martinez Garrido has a degree in Law from Universidad Complutense in Madrid, a degree in Business Studies from Colegio Universitario San Pablo in Madrid and a PhD from Universidad Autónoma de Barcelona.

Mr. Martinez Garrido was selected to serve on the Iberdrola USA board because of his legal role at Iberdrola, S.A.

Juan Carlos Rebollo Liceaga has been a member of the Iberdrola USA board since February 2015. Since 2010, Mr. Rebollo Liceaga has been Administration and Control Director of Iberdrola, S.A. Mr. Rebollo Liceaga also currently serves as a member of the board and the audit committees of Iberdrola España, S.A. and Scottish Power Ltd., each subsidiaries of Iberdrola, S.A. Mr. Rebollo Liceaga also previously served on the Board of Directors of Energy East (now Iberdrola USA) from February 2009 until April 2011. Prior to joining Iberdrola, S.A., Mr. Rebollo Liceaga worked at Arthur Andersen. Mr. Rebollo Liceaga holds a degree in Business Administration from the Universidad Comercial de Deusto.

Mr. Rebollo Liceaga was selected to serve on the Iberdrola USA board because of his extensive experience in accounting and his executive position at Iberdrola, S.A.

José Sainz Armada has served as a member of the Iberdrola USA board since January 2014. Since 2003, Mr. Sainz Armada has been the Chief Financial Officer of Iberdrola, S.A. Prior to his appointment as Chief Financial Officer, Mr. Sainz Armada was Director of Development & Finance of Iberdrola, S.A. from 2002. Before joining Iberdrola, S.A., Mr. Sainz Armada started his professional career at JP Morgan, he then held different positions at Corporación Bancaria de España, or Argentaria, where he was its CFO from 1996 to 2000 and then moved to Banco Bilbao Vizcaya Argentaria, or BBVA, where he was General Manager of Asset Management from 2001 to 2002, and Managing Director of Corporate Value of BBVA from 2000 to 2001. Mr. Sainz Armada earned a degree in Law and Business Administration from the Catholic Institute of Business Administration from the Universidad Pontificia de Comillas Madrid and a M.B.A. from INSEAD in Fontainebleau, France.

Mr. Sainz Armada was selected to serve on the Iberdrola USA board because of his extensive experience in finance and his executive position at Iberdrola, S.A.

Alan D. Solomont has served on the Iberdrola USA board since January 2014. Mr. Solomont has served as Pierre and Pamela Omidyar Dean of the Jonathan M. Tisch College of Citizenship and Public Service at Tufts University since January 2014. Mr. Solomont has also served on the board of directors of MAPFRE U.S.A. Corp., the U.S. subsidiary of MAPFRE S.A., since February 2014. He is the former United States Ambassador to Spain and Andorra from 2009 to 2013. Prior to his posting to Madrid, he was a member of the bipartisan Board of Directors of the Corporation for National and Community Service beginning in 2000, and he was elected chair in 2009. Mr. Solomont has served on the boards of directors of a number of other nonprofit and for profit organizations, including Boston Medical Center from 1995 to 2009, Boston Private Bank & Trust Co. from 1999 to 2009, Angel Healthcare Investors from 2000 to 2009, the New Israel Fund from 1998 to 2008, Israel Policy Forum from 1998 to 2008, the University of Lowell from 1984 to 1991, the University of Massachusetts from 1991 to 1992, the John F. Kennedy Presidential Library Foundation from 2001 to 2009 and the WGBH Education Foundation from 1999 to 2005. Mr. Solomont has a B.A. in political science and urban studies from Tufts University and a B.S. in nursing from the University of Massachusetts Lowell.

Mr. Solomont was selected to serve on the Iberdrola USA board because of his extensive experience in the nonprofit industry and background in public service.

Board Composition

Iberdrola USA’s business affairs are managed under the direction of the Iberdrola USA board. Upon the completion of the merger, the combined company board will consist of up to 12 directors. Three of these directors will be directors who were members of the UIL board immediately prior to closing, one of whom will be the current Chief Executive Officer of UIL and two of whom will be selected by Iberdrola USA from among UIL’s directors as of the closing. While the merger agreement contained provisions requiring that at least six members of the board of directors of the combined company be independent of Iberdrola USA and Iberdrola S.A. within the meaning of the rules of the NYSE, following the execution of the merger agreement, UIL and Iberdrola USA agreed that, instead of six independent members of the board of directors of the combined company, the combined company will have at least five (5) “independent” directors (as defined in the shareholder agreement) for a period of five years following the completion of the merger, and Arnold Chase and John Baldacci may be deemed to be independent directors solely for purposes of determining compliance with this obligation. Under the shareholder agreement, a director will be considered “independent” if he or she is independent under the rules of NYSE with respect to the combined company, and would be independent under the rules of NYSE with respect to Iberdrola, S.A. if he or she was a director of Iberdrola, S.A. Additionally, pursuant to the shareholder agreement, in the event of the resignation, removal or death of Mr. Baldacci and/or Mr. Chase (or their respective replacements on the combined company board), or if Mr. Baldacci and/or Mr. Chase (or their respective replacements on the combined company board) decide not to stand for reelection to the combined company board or are otherwise unwilling or unable to serve on the combined company board, Iberdrola, S.A. will nominate a person to serve on the combined company board who qualifies as an independent director pursuant to the rules of the NYSE and applicable law. Pursuant to the agreement by UIL and Iberdrola USA after the execution of the merger agreement, the shareholder agreement will also provide that the combined company will, after such five-year period, have at least four “independent” directors (as defined in the shareholder agreement), provided that either Mr. Chase or Mr. Baldacci, but not both, may be deemed independent directors for this purpose. As a result, as of the completion of the merger, the combined company will have at least three directors who will be “independent” under the rules of the NYSE and other applicable law. See “—The Controlled Company Exemption and Director Independence—Director Independence” and “Certain Relationships and Related Party Transactions—Shareholder Agreement” for additional information.

Iberdrola USA’s restated certificate of incorporation and amended and restated bylaws will provide that the number of its directors shall be fixed from time to time by resolution of its board of directors.

Each of Iberdrola USA’s executive officers serves at the discretion of the Iberdrola USA board and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of Iberdrola USA’s directors or executive officers.

The Controlled Company Exemption and Director Independence

Controlled Company Exemption

Initially, the combined company will be a “controlled company” within the meaning of the rules of the NYSE because Iberdrola, S.A. will own more than 50% of the combined company’s outstanding shares of common stock. Consequently, the combined company is not required to comply with certain of the NYSE listed company requirements, such as the requirement to have a majority of “independent” directors on the combined company’s board of directors, or the requirement to have compensation and nominating/corporate governance committees.

Director Independence

Due to the combined company’s status as a controlled company, the combined company will rely on exemptions from the rules of the NYSE that would otherwise require that the combined company’s board of directors be comprised of a majority of “independent directors” as defined under the rules of the NYSE. The combined company will have a number of directors that will qualify as “independent directors” in accordance with the rules of the NYSE and applicable law. See “—Board Composition” and “Certain Relationships and Related Party Transactions—Shareholder Agreement” for additional information. The combined company is also required to have an “independent” audit committee under the NYSE’s listed company requirements. See the section entitled “Board Committees—Audit and Compliance Committee” for additional information.

The Iberdrola USA board has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, including family relationships, the Iberdrola USA board has determined that Mr. Elías Ayub and Mr. Solomont do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NYSE. In making these determinations, the Iberdrola USA board considered the current and prior relationships that each non-employee director has with Iberdrola USA and all other facts and circumstances the Iberdrola USA board deemed relevant in determining their independence, including the beneficial ownership of Iberdrola USA’s capital stock by each non-employee director, and the transactions involving them described in the section entitled “Certain Relationships and Related Party Transactions.”

Board Committees

The Iberdrola USA board has the authority to appoint committees to perform certain management and administration functions. The Iberdrola USA board has an audit and compliance committee and, upon the completion of the merger, will have an unaffiliated committee made up of “independent” directors (as defined in the shareholder agreement); provided, that Arnold Chase, for so long as he is a director, shall be permitted to serve as a member of the unaffiliated committee irrespective of whether he qualifies as an independent director under the shareholder agreement. The composition and responsibilities of the audit and compliance committee are described below. Members will serve on the audit and compliance committee until their resignation or until otherwise determined by the board of directors. Iberdrola USA does not have a compensation committee or nominating and governance committee. Because Iberdrola USA is a “controlled company” under the rules of the NYSE, these committees are not required and the Iberdrola USA board has determined that it is appropriate not to have these committees.

Audit and Compliance Committee

Iberdrola USA’s audit and compliance committee oversees Iberdrola USA’s accounting and financial reporting process and the audit of Iberdrola USA’s financial statements and assists the Iberdrola USA board in monitoring Iberdrola USA’s financial systems and Iberdrola USA’s legal and regulatory compliance. Iberdrola USA’s audit and compliance committee is responsible for, among other things:

•	overseeing the compliance division, which is responsible for regulatory compliance and the prevention and correction of illegal or fraudulent acts, as well as approving the compliance division budget and the compliance programs;

•	overseeing and recommending the appointment of Iberdrola USA’s director of internal audit, including ensuring that management comply with the recommendations of the internal audit division, as well as proposing the internal audit budget for approval by the Iberdrola USA board and approving the internal audit plan;

•	reviewing the adequacy and effectiveness of Iberdrola USA’s internal monitoring systems over financial reporting to identify financial or economic risks;

•	the appointment, retention and compensation of Iberdrola USA’s independent auditors and overseeing the independent auditor’s work, including discussing with management the recommendations of the independent registered public accounting firm regarding financial reporting;

•	approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•	reviewing the qualifications and independence of the independent registered public accounting firm;

•	reviewing and discussing with management Iberdrola USA’s financial statements and related disclosures and reviewing Iberdrola USA’s critical accounting policies and practices; establishing procedures for the receipt, retention and treatment of accounting, auditing and corporate governance related complaints and concerns through Iberdrola USA’s compliance division; and

•	reviewing any regulated business separation of activities report of Iberdrola USA and its subsidiaries and informing the Iberdrola USA board in advance of any changes to the business separation of activities regulatory requirements applicable to the Iberdrola USA and its subsidiaries.

Iberdrola USA’s audit and compliance committee consists of Mr. Rebollo Liceaga, Mr. Sainz Armada and Mr. Solomont, with Mr. Solomont serving as the committee’s chairperson. All members of the audit and compliance committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. In addition, the Iberdrola USA board has determined that Messrs. Rebollo Liceaga and Sainz Armada are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the Securities Act and have the requisite financial experience as defined by the NYSE corporate governance rules.

Under the NYSE rules, Iberdrola USA is permitted to phase in its independent audit and compliance committee by requiring one independent member at the time of listing, a majority of independent members within 90 days of the effectiveness of the registration statement containing this proxy statement/prospectus and a fully independent committee within one year of the effectiveness of the registration statement containing this proxy statement/prospectus. Mr. Solomont is “independent” as of the time of the listing as defined under the NYSE listing standards and Rule 10A-3(b)(1) of the Exchange Act, which is different from the NYSE’s general test for independence of board and committee members. Within 90 days of the effectiveness of the registration statement containing this proxy statement/prospectus, Iberdrola USA intends to have an audit and compliance committee that will satisfy the independence requirements of the NYSE rules and Rule 10A-3(b)(1) of the Exchange Act and within one year of the effectiveness of the registration statement containing this proxy statement/prospectus. Iberdrola USA will have a fully independent audit and compliance committee, within the applicable phase in period. Upon completion of the merger, the combined company’s audit and compliance committee will operate under a written charter that will satisfy the applicable standards of the SEC and the NYSE.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Iberdrola USA has adopted new corporate governance guidelines and a new code of business conduct and ethics that will be applicable to all of Iberdrola USA’s employees, officers and directors, including Iberdrola USA’s executive officers, upon listing on the NYSE. Iberdrola USA’s compliance division will be responsible for the general interpretation and application of the code of business conduct and ethics. The new corporate governance guidelines and code of business conduct and ethics will be available on Iberdrola USA’s website at http://www.iberdrolausa.com/. Any amendment to the code, or any waivers of its requirements, will be disclosed on Iberdrola USA’s website. The inclusion of Iberdrola USA’s website in this proxy statement/prospectus does not include or incorporate by reference the information on Iberdrola USA’s website into this proxy statement/prospectus.

Board of Directors and Management of the Combined Company

The directors and officers of Iberdrola USA immediately prior to the effective time of the merger will continue to be directors and officers of the combined company immediately following the merger. Additionally, Iberdrola USA has agreed to appoint the current chief executive officer of UIL as chief executive officer of the combined company. Pursuant to the merger agreement, Iberdrola USA has agreed to increase the size of the combined company board to up to 12 directors as of the completion of the merger. Three of these directors will be directors who were members of the board of directors of UIL, or the UIL board, immediately prior to closing, one of whom will be the current Chief Executive Officer of UIL and two of whom will be selected by Iberdrola USA from among UIL’s directors as of the closing. While the merger agreement contained provisions requiring that at least six members of the board of directors of the combined company be independent of Iberdrola USA and Iberdrola S.A. within the meaning of the rules of the NYSE, following the execution of the merger agreement, UIL and Iberdrola USA agreed that, instead of six independent members of the board of directors of the combined company, the combined company will have at least five (5) “independent” directors (as defined in the shareholder agreement) for a period of five years following the completion of the merger, provided that Arnold Chase and John Baldacci may be deemed to be independent directors solely for purposes of determining compliance with this obligation. Under the shareholder agreement, a director will be considered “independent” if he or she is independent under the rules of NYSE with respect to the combined company, and would be independent under the rules of NYSE with respect to Iberdrola, S.A. if he or she was a director of Iberdrola, S.A. Additionally, pursuant to the shareholder agreement to be entered into between Iberdrola, S.A. and Iberdrola USA, in the event of the resignation, removal or death of Mr. Baldacci and/or Mr. Chase (or their respective replacements on the combined company board), or if Mr. Baldacci and/or Mr. Chase (or their respective replacements on the combined company board) decide not to stand for reelection to the combined company board or are otherwise unwilling or unable to serve on the combined company board, Iberdrola, S.A. will nominate a person to serve on the combined company board who qualifies as an independent director pursuant to the rules of the NYSE and applicable law. Pursuant to the agreement by UIL and Iberdrola USA after the execution of the merger agreement, the shareholder agreement will also provide that the combined company will, after such five-year period, have at least four “independent” directors (as defined in the shareholder agreement), provided that either Mr. Chase or Mr. Baldacci, but not both, may be deemed independent directors for this purpose. As a result, as of the completion of the merger, the combined company will have at least three directors who will be “independent” under the rules of the NYSE and other applicable law. From and after the closing, the combined company will comply with applicable law with respect to the composition of its board of directors. Information about current directors and executive officers of Iberdrola USA, including biographical information and executive compensation, can be found in the sections entitled “Iberdrola USA Directors and Executive Officers,” “Iberdrola USA Director Compensation,” “Iberdrola USA Compensation Discussion and Analysis” and “Iberdrola USA Executive Compensation” elsewhere in this proxy statement/prospectus. Information about the current chief executive officer and directors of UIL can be found in UIL’s Definitive Proxy Statement for its 2015 Annual Meeting incorporated by reference into this consent solicitation statement/prospectus. See the section titled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

Iberdrola USA Director Compensation

The following table provides certain information concerning the compensation for services rendered in all capacities by each director serving on the Iberdrola USA board for the year ended December 31, 2014:

Name	Fees Earned or Paid in Cash ($)	Total ($)
José Sainz Armada(1)	—	—
Alfredo Elías Ayub	80,000	80,000
John Elias Baldacci	100,000	100,000
Pedro Azagra Blázquez(2)	—	—
Jose W. Fernandez(3)	120,000	120,000
Ignacio Sánchez Galán(4)	—	—
Santiago Martínez Garrido(5)	—	—
Robert Daniel Kump(6)	—	—
Juan Carlos Rebollo Liceaga(7)	—	—
Alan D. Solomont	100,000	100,000

(1)	Mr. Sainz Armada is the Chief Financial Officer of Iberdrola, S.A. and does not receive additional compensation for service on the Iberdrola USA board.
(2)	Mr. Azagra Blázquez is the Chief Development Officer of Iberdrola, S.A. and does not receive additional compensation for service on the Iberdrola USA board.
(3)	Mr. Fernandez resigned from the Iberdrola USA board on February 17, 2015.
(4)	Mr. Galán is the Executive Chairman of Iberdrola, S.A. and does not receive additional compensation for service on the Iberdrola USA board.
(5)	Mr. Martínez Garrido is the Head of Corporate Legal Services of Iberdrola, S.A. and does not receive additional compensation for service on the Iberdrola USA board.
(6)	Mr. Kump is the Chief Corporate Officer of Iberdrola USA and does not receive additional compensation for service on the Iberdrola USA board.
(7)	Mr. Rebollo Liceaga is the Administration and Control Director of Iberdrola, S.A. and does not receive additional compensation for service on the Iberdrola USA board.

Iberdrola USA has adopted the Director Remuneration Policy of Iberdrola, S.A., which provides that compensation for Iberdrola USA’s non-employee directors’ services may include annual cash retainers, variable compensation, equity compensation, severance compensation, benefits, meeting fees, and fees for serving on a committee or as a committee chairman. The remuneration committee, formerly the appointments and remuneration committee, of Iberdrola, S.A. prepares a mandatory report on the remuneration established for the non-employee directors of the other companies of the Iberdrola Group before approval thereof by the competent corporate body of each such company. On that basis, the Iberdrola USA board passed a resolution to approve cash compensation for the independent members of the Iberdrola USA board in January 2014.

During 2014, each director who was not an employee of Iberdrola USA or Iberdrola, S.A. received an annual cash retainer of $80,000 for membership on the Iberdrola USA board. John E. Baldacci, the Vice Chairman of the Iberdrola USA board, received an additional annual cash retainer of $20,000. Directors on the Iberdrola USA board received an additional annual cash fee of $20,000 for service on committees.

Iberdrola USA Compensation Discussion and Analysis

This Compensation Discussion and Analysis section of the registration statement explains how Iberdrola USA’s executive compensation programs are designed and operate with respect to the following officers identified in the “Summary Compensation Table” below, or the named executive officers:

Robert Daniel Kump	Chief Corporate Officer
Pablo Canales Abaitua	Chief Financial Officer
Jose Maria Torres Suau	Former Interim Chief Financial Officer
R. Scott Mahoney	General Counsel

Iberdrola USA’s named executive officers also serve as executive officers of Iberdrola USA’s subsidiaries and receive compensation for service at Iberdrola USA’s subsidiaries. In determining the compensation for the named executive officers, consideration is made to all responsibilities and sources of compensation. Iberdrola USA’s named executive officers receive compensation pursuant to an annual bonus plan administered through Iberdrola Networks, a subsidiary of Iberdrola USA, for services to Iberdrola Networks. Additionally, Iberdrola USA’s named executive officers receive compensation pursuant to a long-term incentive plan administered through its parent, Iberdrola, S.A., for services to Iberdrola USA. For a description of such programs, see “—Elements of Compensation.” Iberdrola USA’s named executive officers also receive retirement benefits through plans administered by Iberdrola USA’s subsidiaries. See “Iberdrola USA Executive Compensation—Pension Benefits” and “Iberdrola USA Executive Compensation—Nonqualified Deferred Compensation.” Compensation of Iberdrola USA’s named executive officers is set so that the aggregate compensation received from Iberdrola USA and its subsidiaries is reasonable and commensurate with overall responsibilities of each named executive officer at Iberdrola USA and their respective roles in the group of companies held by Iberdrola USA. Consistent with this holistic approach, Iberdrola USA evaluates its performance in light of the performance of its operating companies and the overall group of companies controlled by Iberdrola, S.A. The performance of Iberdrola USA’s largest operating subsidiary, Iberdrola Networks, is particularly critical to the future growth and success of Iberdrola USA. Additionally, as a wholly-owned subsidiary of Iberdrola, S.A., Iberdrola USA evaluates its results in the context of the overall group of companies owned by Iberdrola, S.A. and views the performance of its parent as a key indicator of the Iberdrola Group’s long-term success. Furthermore, following Iberdrola USA’s listing on the NYSE, the board of directors of Iberdrola USA intends to adopt new compensation plans that will be designed to closely align performance metrics with Iberdrola USA’s key strategic objectives. For more information regarding the executive officers of Iberdrola USA, see the section entitled “Additional Information About Iberdrola USA—Iberdrola USA Directors and Executive Officers” beginning on page 231 of this proxy statement/prospectus.

Iberdrola USA’s Compensation Program Objectives and Guiding Principles

Iberdrola USA has adopted the Senior Officer Remuneration Policy of Iberdrola, S.A. The purpose of the Senior Officer Remuneration Policy is to offer compensation that makes it possible to attract, retain, and motivate the most qualified professionals, in order to enable Iberdrola USA to attain its strategic objectives within the increasingly competitive and internationalized context in which it operates. Significant practices include:

•	ensuring that Iberdrola USA’s compensation, in terms of structure and total amount, is competitive when compared with that of comparable entities at the domestic and international level. While Iberdrola USA does not formally target compensation of its named executive officers against a comparator group, Iberdrola USA reviews market data to obtain a general understanding of current compensation practices to ensure that compensation offered to its named executive officers is reasonable;

•	establishing compensation, in accordance with objective standards, based on the individual performance of the named executive officers and on the achievement of Iberdrola USA’s corporate objectives;

•	including a significant annual variable component tied to the achievement of specific, pre-established, quantifiable objectives in line with Iberdrola USA’s corporate interest and strategic goals; and

•	fostering and encouraging the attainment of strategic goals through the inclusion of long-term incentives, generating a motivating effect that acts as a driving force to ensure the loyalty and retention of the best professionals.

Determining Executive Compensation

Any adjustment to current pay levels of Iberdrola USA’s named executive officers depends on several factors, including the scope and complexity of the functions an executive officer oversees, the contribution of those functions to Iberdrola USA’s overall performance, individual experience and capabilities, individual performance and competitive pay practices. Any variation in compensation among Iberdrola USA’s executive officers reflects differences in these factors.

Compensation Consultant

The Iberdrola USA board has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. At this time no such consulting firm has been retained.

Comparator Group

Iberdrola USA believes that it is appropriate to offer industry-competitive cash and equity compensation packages to its named executive officers in order to attract and retain top executive talent. Iberdrola USA assesses market data compiled by reputable consulting firms to provide a general overview of industry practices and to ensure that it makes informed decisions regarding Iberdrola USA’s executive pay programs. However, Iberdrola USA does not formally target compensation of its named executive officers against any specific comparator group.

Role of Executive Officers in Executive Compensation Decisions

Iberdrola USA’s Chief Corporate Officer participates in Iberdrola USA board meetings to provide background information regarding Iberdrola USA’s strategic objectives and the performance of the company. Iberdrola USA’s human resources department presented the 2014 named executive officer compensation to the Iberdrola USA board, and the Iberdrola USA board ratified such compensation in 2015. The named executive officers do not propose or seek approval for their own compensation.

Elements of Compensation

The objective of Iberdrola USA’s executive compensation programs is to attract and retain talented executives and motivate them to achieve Iberdrola USA’s business goals through a combination of cash and stock-based compensation. Compensation for the named executive officers primarily consists of:

•	base salary;

•	annual incentive; and

•	long-term incentive.

Other elements of compensation, including retirement benefits, life insurance, savings, health and welfare plans and other benefits offered to employees generally are also considered in order to evaluate the entire compensation package offered to executives.

Details of Each Element of Compensation

Base Salary

Iberdrola USA pays base salaries to provide a minimum, fixed level of cash compensation for its named executive officers to compensate them for services rendered during the fiscal year. Iberdrola USA reviews base salaries annually, but it does not necessarily award salary increases each year. The 2014 base salary of each of Iberdrola USA’s named executive officers was set following an annual review. The annual review relied on considerations of external competitiveness and internal equity. Consideration was accorded to the overall objective for each named executive officer’s base salary to be competitive within the marketplace from which Iberdrola USA draws its executive talent, while recognizing the need to maintain internal equity relative to other employees within Iberdrola USA. While Iberdrola USA does not formally target a specific level of aggregate compensation, or any specific element of aggregate compensation, of its named executive officers against any particular group of companies, it does use market data to obtain a general understanding of current compensation practices in its industry. In setting each named executive officer’s salary, consideration was also accorded to the other elements of each named executive officer’s overall compensation package as well as to each named executive officer’s experience and skills, including Mr. Kump’s and Mr. Mahoney’s continued service in their existing roles at Iberdrola USA and Mr. Canales Abaitua’s new appointment as Chief Financial Officer during 2014. In 2015, following the recommendations of Iberdrola USA’s human resources department, the Iberdrola USA board ratified the 2014 compensation for the named executive officers.

Annual Incentive

Messrs. Kump and Mahoney participated in the annual incentive plan, or the AIP, of Iberdrola USA’s subsidiary, Iberdrola Networks, during the year ended December 31, 2014. Mr. Canales Abaitua was not eligible to participate in the AIP during 2014 because he joined Iberdrola USA in August 2014 and received annual incentive compensation during 2014 for his prior role at Iberdrola, S.A. unrelated to his service at Iberdrola USA. Mr. Jose Maria Torres Suau participates in the Iberdrola, S.A. annual incentive plan, which provides that he is subject to the performance objectives under the AIP. The AIP is designed to provide executives and certain other key employees of Iberdrola Networks and its affiliates, including Iberdrola USA, with the opportunity to earn annual incentive compensation through superior management performance and is intended to promote the future growth and success of Iberdrola Networks and its affiliates, including Iberdrola USA, and enhance the linkage between employee, customer and shareholder interests. Officers and key employees of Iberdrola Networks and its affiliates selected to participate by the board of directors of Iberdrola Networks prior to October 1, 2014 were eligible to participate in the AIP during 2014. Mr. Kump, in his capacity as chief executive officer of Iberdrola Networks, assigned each participant a target and maximum incentive, expressed as a percentage of annual base salary as of December 31, 2014, which is dependent on the level of the employee’s position and the scope of the employee’s responsibilities. Target annual incentive levels for each named executive officer are shown in a table below under “—Determination of AIP Bonus and Payouts.”

Payments under the AIP are granted in cash. However, the board of directors of Iberdrola Networks may, in its sole discretion, approve payouts in Iberdrola, S.A. stock or a combination of cash and Iberdrola, S.A. stock. The board of directors of Iberdrola Networks did not opt to exercise discretion to approve stock, rather than cash payouts, under the 2014 AIP. Participants may elect, during the year preceding the performance period, to defer up to 100% of any potential cash incentive award.

AIP Metrics. Performance under the AIP is measured under four levels, which are weighted differently for participants based on their respective roles to reflect the business areas where each participant has the most significant impact on Iberdrola Networks’ results. First, the Iberdrola, S.A. level metrics are set by the board of directors of Iberdrola, S.A. Second, the Iberdrola Networks Group level metrics are set by the board of directors of Iberdrola Networks. The remaining metrics are established by Mr. Kump, in his capacity as chief executive officer of Iberdrola Networks, and approved by the board of directors of Iberdrola Networks. Target metrics are established to be challenging but attainable. The various threshold and maximum levels for each performance metric are determined on the basis of key business objectives and expected levels of achievement. The levels of achievement of the three corporate metrics, including metrics for Iberdrola, S.A., the Iberdrola Networks Group and Iberdrola Networks, are the same for each participant under the AIP, including the named executive officers. Business and individual metrics are established at the beginning of each year, specific to the participant’s business area objectives and personal functions and responsibilities. Subsequently, the levels of achievement of the business and individual metrics are measured against these pre-established goals and objectives. The business and individual metrics are intended to be considered together with the three corporate metrics to ensure a tailored evaluation of individual performance. AIP awards are not payable if minimum performance targets are not met at each applicable level. Threshold performance is obtained by achieving 80% of the target performance goal and results in 50% payout of the target award for each named executive officer. Maximum performance is obtained by achieving 120% of the target performance goal and results in 200% payout for Mr. Kump and Mr. Mahoney and 150% payout for Mr. Torres Suau. For each metric, performance between threshold and target or between target and maximum is determined by linear interpolation.

The tables below show the AIP level weighting and performance calculations for each named executive officer.

Name	Iberdrola, S.A. Metrics	Iberdrola Networks Group Metrics	Iberdrola USA Networks, Inc. Metrics	Business/ Individual Metrics
Robert Daniel Kump	20%	30%	40%	10%
Jose Maria Torres Suau	20%	20%	20%	40%
R. Scott Mahoney	20%	20%	30%	30%

Iberdrola, S.A. Performance Calculations

Performance Metric	Threshold	Target	Maximum	Results	Score	Weight
Net Profit	€ 2,229 million	€ 2,329 million	€ 2,429 million	€ 2,416 million	117.40%	30%
Improvement in Iberdrola, S.A.’s Financial Strength	19.4%	20.4%	21.4%	21.5%	120.00%	30%
Staff Cost and External Services	+1%	0%	-1%	+0.3%	94.00%	20%
Iberdrola, S.A. Share Price Performance	5th	3rd	1st	1st	120.00%	20%

•	Net Profit, as used for the purposes of the AIP goal, is Iberdrola, S.A. net profit under IFRS.

•	Improvement in Iberdrola, S.A.’s Financial Strength, as used for the purposes of the AIP goal, is a metric calculated by Iberdrola, S.A. as funds from operations, or FFO, divided by net debt. FFO is defined as IFRS net profit adjusted for non-controlling interests, subordinated perpetual obligations owners, amortization and provisions, result of companies accounted for using the equity method net of taxes, financial provisions, goodwill deduction, dividends from companies accounted via equity and reversion of extraordinary tax provision. Net debt is defined as bank borrowings and other financial liabilities, loans and other equity instruments having the substance of a financial liability, derivative financial liabilities, gross debt, derivative financial assets, other current financial assets, cash and cash equivalents and cash assets. Financial provisions are defined as financial update of other provisions and financial update of provision for pensions and similar obligations less income associated with pensions.

•	Staff Cost and External Services, as used for the purposes of the AIP goal, is Iberdrola, S.A. percentage increase in staff costs and external services, as reported under IFRS in the audited consolidated annual accounts of the Iberdrola, S.A., versus the prior year.

•	Iberdrola, S.A. Share Price Performance, as used for the purposes of the AIP goal, is measured compared to the Eurostoxx Utilities index and the shares of the five leading European competitors (ENEL, E.ON, RWE, EDF, and GDFSuez). Target performance is achieved if the share’s listing price is better than that of at least three of the reference shares.

Iberdrola Networks Group Performance Calculations

Performance Metric	Threshold	Target	Maximum	Results	Score	Weight
EBITDA	€ 3,294 million	€ 3,396 million	€ 3,497 million	€ 3,495 million	119.60%	37.5%
Net Operating Expense	€ 1,288 million	€ 1,256 million	€ 1,225 million	€ 1,242 million	109.03%	17.5%
Capital Expenditure	A. Greater than R$168 million B.1. 90% of Budget B.2. 95% of Budget C. 87% D. 192	A. Greater than R$173 million B.1. 95% of Budget B.2. 100% of Budget C. 89% D. 217	A. Greater than R$179 million B.1. 100% of Budget B.2. 105% of Budget C. 91% D. 242	A. R$185 million B.1. 100% of Budget B.2. 106% of Budget C. 91% D. 319	A. 120% B.1. 120% B.2. 120% C. 120% D. 120%	30%
Regulatory Developments	A. Determined by Iberdrola Networks’ board B. Determined by Iberdrola Networks’ board C. Determined by Iberdrola Networks’ board	A. Determined by Iberdrola Networks’ board B. Determined by Iberdrola Networks’ board C. Determined by Iberdrola Networks’ board	A. Determined by Iberdrola Networks’ board B. Determined by Iberdrola Networks’ board C. Determined by Iberdrola Networks’ board	A. n/a B. n/a C. n/a	A. 120% B. 0% C. 120%	15%

•	EBITDA, as used for the purposes of the AIP goal, is a metric calculated by Iberdrola Networks Group as gross margin less net operating expense and taxes other than income tax. Gross margin is defined as IFRS net revenue less IFRS procurements. Net operating expense is defined below.

•	Net Operating Expense, as used for the purposes of the AIP goal, is a metric calculated as staff costs plus external services less capitalized staff costs and other operating income, each component as reported under IFRS in the audited consolidated annual accounts of the Iberdrola, S.A.

•	Capital Expenditure, as used for the purposes of the AIP goal, is calculated by weighting the following measures: (A) additions to Regulated Asset Value, excluding fleet, information technology and real estate in Brazil (5% weight), (B) compliance with the budget calendar and amounts forecasted, calculated by (1) investment excluding work performed on fixed assets, and (2) work performed on fixed assets, both indicators in the United States (25% weight), (C) percentage of outputs accumulated at year end 2014 from Scottish Power Networks Distribution Price Control Review #5, oDCPCR5, in the UK (50% weight) and (D) facilities commissioned, excluding metering and installations paid by customers, in Spain (20% weight).

•	Regulatory Developments, as used for the purposes of the AIP goal, is evaluated by the board of directors of Iberdrola Networks in light of the following pre-established qualitative metrics, which are weighted equally: (A) the impact assessment of new regulatory reforms in Spain, (B) the presentation of the Scottish Power Networks Revenue Incentives Innovation Outputs business plan in the UK, and (C) developments related to filing rate cases in New York and Maine in the United States.

Iberdrola USA Networks, Inc. Performance Calculations

Performance Metric	Threshold	Target	Maximum	Results	Score	Weight
EBITDA	$1,068.50 million	$1,095.90 million	$1,123.30 million	$1,096.49 million	100.43%	30%

Capital Expenditures	A. 95% of Budget B. 95% of Budget C. 95% of Budget D. 1 of 3	A. Budget B. Budget C. Budget D. 2 of 3	A. Budget B. Budget*1.05 C. Budget*1.05 D. 3 of 3	A. Budget B. Budget*1.08 C. Budget*1.07 D. 3	A. 120% B. 120% C. 120% D. 120%	25%

Customer Service and Reliability	A. NA B. 70%	A. NA B. 80%	A. All B. 90%	A. All B. 100%	A. 120% B. 120%	15%

Corporate Safety Metrics	OIR: 2.86 LTIR: 0.81 PMVIR: 2.11 CAR/PAR: 273 Safety Observations: 5,460	OIR: 2.64 LTIR: 0.77 PMVIR: 1.86 CAR/PAR: 365 Safety Observation: 7,262	OIR: 2.42 LTIR: 0.73 PMVIR: 1.61 CAR/PAR: 457 Safety Observations: 9,064	OIR: 2.82 LTIR: 0.59 PMVIR: 2.45 CAR/PAR: 784 Safety Observations: 15,875	OIR: 83.6% LTIR: 120% PMVIR: 0% CAR/PAR: 120% Safety Observations: 120%	15%

2014 Strategic Initiatives	A. Determined by Iberdrola Board B. Determined by Iberdrola Board C. 2 new opportunities or milestones	A. Determined by Iberdrola Board B. Determined by Iberdrola Board C. 3 new opportunities or milestones	A. Determined by Iberdrola Board B. Determined by Iberdrola Board C. 4 new opportunities or milestones	A. n/a B. n/a C. at least 4	A. 120% B. 119.9% C. 120%	15%

•	EBITDA, as used for the purposes of the AIP goal, is a financial metric calculated as the reported Iberdrola Networks EBITDA in IFRS, defined as gross margin less net operating expense and taxes other than income tax, excluding the impacts from purchase price allocation, deferrable storm expenses and energy supply adjustments that are updated in customer rates within no more than six months.

•	Capital Expenditures, as used for the purposes of the AIP goal, is calculated by weighting the following 25% each: (A) attainment of Iberdrola USA capital expenditure goals, excluding capitalized staff costs, finance costs and the Maine Power Reliability Program, (B) attainment of Maine Power Reliability Program capital expenditure goals, excluding capitalized staff costs and finance costs, (C) attainment of capitalized staff cost goals, and (D) attainment of capital expenditure estimates throughout the year, including (1) 95% of April year to date estimate, (2) 95% of August year to date estimate and (3) 95% of December year to date estimate.

•	Customer Service and Reliability are measured by weighting the following 50% each: (A) targets set in the regulated rate agreements and (B) 2014 targets, which include public service complaints, SAIFI, the CAIDI, vegetation management, gas backlogs measured in outstanding leaks to be repaired and gas leak responses made within 30 minutes.

•	Corporate Safety Metrics are measured by weighting the following 20% each: Iberdrola USA Occupational Safety and Health Administration incidence rate, or OIR, Iberdrola USA lost time injury rate, or LTIR, Iberdrola USA preventable motor vehicle incident rate, or PMVIR, the number of corrective action reports/preventative action reports, or CAR/PAR, and the number of safety observations.

•

2014 Strategic Initiatives are measured by weighting the following 33% each: (A) the Maine rate case outcome, as determined by the chairman of the Iberdrola Networks board of directors, (B) the Operations Excellence Program, as measured by the completion of key milestones, as determined by the chairman of the Iberdrola Networks’ board of directors, and (C) growth by identifying new transmission opportunities and/or achieving significant milestones in the development of electric transmission investments.

Business and Individual Metrics

Mr. Kump was subject to three individual metrics during 2014, including to (i) develop and implement integration plan for Iberdrola USA reorganization, (ii) achieve significant milestones in the development of electric transmission investments and (iii) implement communications plan to brand the newly restructured Iberdrola USA. Mr. Kump either met or exceeded all of his individual metrics and achieved 175% of his target, as determined by the chairman of the board of directors of Iberdrola Networks, based on maximum performance achieved for the first two metrics and target performance for the third metric.

Mr. Torres Suau was subject to nine business metrics during 2014, including to (i) project for the integration of the corporate functions at Iberdrola USA, (ii) implement SAP enterprise software at Iberdrola Networks, (iii) report to Iberdrola, S.A., (iv) establish a monitoring model for the regulated businesses, (v) establish one corporation report, allocating costs following Iberdrola USA’s corporate model, (vi) improve regulatory quarterly reporting, (vii) price variances on the purchasing processes, (viii) implement a new treasury system at Iberdrola Networks, and (ix) participate in the new rate cases processes in Maine and New York. Other than as indicated below, Mr. Torres Suau either met or exceeded all of his business metrics and achieved 126% of his target, as determined by Mr. Kump, in his capacity as CEO of Iberdrola Networks, and approved by the board of directors of Iberdrola Networks. This determination was based on maximum performance achieved for the seventh and eighth metrics, above target performance for the second, third and fifth metrics, target performance for the first and ninth metrics, and below target performance for the fourth and sixth metrics primarily resulting from a minor delay in one of the key projects overseen by Mr. Torres Suau.

Mr. Mahoney was subject to six business metrics during 2014, including to (i) achieve legal operations and maintenance budget, (ii) implement improvements to Iberdrola USA’s compliance program, (iii) implement internal reorganization and management governance recommendations, (iv) obtain a multi-year rate plan and revenue decoupling and/or rate design changes for protection of sales variation by increasing fixed cost recovery for CMP, (v) obtain FERC base transmission ROE and formula rate update for 2014 for CMP, and (vi) draft revenue requirement schedules and cost studies for New York businesses. Mr. Mahoney exceeded all of his business metrics and achieved 195% of his target, as determined by Mr. Kump, in his capacity as CEO of Iberdrola Networks, and approved by the board of directors of Iberdrola Networks. This determination was based on maximum performance achieved for all metrics other than the fourth metric, which was determined to be between target and maximum.

Determination of AIP Bonus and Payouts. Based on the extent to which Iberdrola Networks achieved the performance goals, as shown above, the following table shows the incentive eligible earnings and threshold, target and maximum incentive percentages and actual payout amounts for each named executive officer expressed as a percentage of incentive eligible earnings commensurate with such named executive officer’s position and scope of responsibilities. The target percentage of base salary is based on industry-competitive practices and internal equity considerations. Additionally, the percentage of compensation at risk reflects the organizational level of each participant, including the named executive officers, which reflects levels of accountability and degree of influence each participant has with respect to the performance of Iberdrola Networks. Senior executives have greater levels of accountability and degrees of influence, which corresponds to a greater multiple of base salary under the AIP and, in turn, results in a greater aggregate payout opportunity. The range of the AIP payout is set at 50% and 200% of target for threshold and maximum performance levels, respectively, for all participants under the AIP, including the named executive officers. The maximum payout opportunity for Mr. Torres Suau was 150% of target, consistent with his home country practices in light of his international assignment from Spain.

Name	Base Salary ($)	Threshold Incentive (% Base Salary)	Target Incentive (% Base Salary)	Maximum Incentive (% Base Salary)	Actual Performance (% Target)	Actual Incentive (% Base Salary)	Actual Incentive Amount ($)
Robert Daniel Kump	660,000	27.50	55.00	110.00%	170.25	93.64	618,015
Jose Maria Torres Suau	160,516	8.95	17.90	26.85%	123.69	22.14	35,542
R. Scott Mahoney	320,300	20.00	40.00	80.00%	177.22	70.89	227,056

Long-Term Incentive

Iberdrola, S.A. 2014-2016 Strategic Bonus Plan. The named executive officers of Iberdrola USA participate in the 2014-2016 Strategic Bonus Plan of Iberdrola, S.A., or the Strategic Bonus Plan, for senior officers and officers of Iberdrola, S.A. and its subsidiaries. The Strategic Bonus Plan grants participants shares of Iberdrola, S.A. stock based on achievement of pre-established performance metrics from 2014 to 2016. The Strategic Bonus Plan is designed to promote loyalty and retention of senior officers and officers of Iberdrola, S.A. and its subsidiaries, including the named executive officers of Iberdrola USA.

The board of directors of Iberdrola, S.A., at the recommendation of the chairman and chief executive officer of Iberdrola, S.A. and the remuneration committee of Iberdrola, S.A., allocate a number of Iberdrola, S.A. shares to each participant at the time such officer is designated and invited to join in the Strategic Bonus Plan. No later than June 30, 2017, the board of directors of Iberdrola, S.A., at the recommendation of the remuneration committee of Iberdrola, S.A., will evaluate the achievement of the objectives during the 2014 to 2016 evaluation period.

The Strategic Bonus Plan is tied to compliance with the following key strategic objectives of Iberdrola, S.A. during the 2014 to 2016 period:

•	Change in consolidated net profits. This performance objective is measured by average annual growth in consolidated net profits, based on the consolidated net profits at year-end 2014. Target performance is achieved if such growth is 4%. This performance objective will not be satisfied if such growth is less than 2%.

•	Iberdrola, S.A. share price performance. This performance objective is measured compared to the Eurostoxx Utilities index and the shares of the five leading European competitors (ENEL, E.ON, RWE, EDF, and GDFSuez). Target performance is achieved if the share’s listing price is better than that of at least three of the reference shares.

•	Improvement in Iberdrola, S.A.’s financial strength. This performance objective is measured through FFO divided by net debt. Target performance is achieved if the ratio is greater than 22%. See “—Details of Each Element of Compensation—Annual Incentive” for a description of the calculation of this metric.

In addition, each participant must remain employed until the vesting date, which will occur in 2017, 2018 and 2019. Therefore, the 2014-2016 Strategic Bonus Plan has a total term of six years. Payment of shares under the Strategic Bonus Plan varies depending on performance, which is designed to be challenging but attainable. Threshold, target and maximum award levels granted under the Strategic Bonus Plan on August 1, 2014 for Mr. Mahoney and on June 24, 2014 for all other named executives are disclosed in the “Iberdrola USA Executive Compensation—Grants of Plan-Based Awards” table. The target performance levels under the 2014-2016 Strategic Bonus plan are the same for each participant, including the named executive officers, as established by the board of directors of Iberdrola, S.A. on the basis of key business objectives and expected levels of achievement.

New Strategic Bonus Plan. Following consideration and approval by the combined company board and its listing on the NYSE, the combined company intends to adopt, subject to the approval of its shareholders, a strategic bonus plan, independent from Iberdrola, S.A.’s Strategic Bonus Plan. Iberdrola USA anticipates that the new plan will be designed to (i) closely align performance metrics with the combined company’s key strategic objectives, (ii) motivate plan participants to create long-term value for the combined company’s shareholders, and (iii) promote loyalty and retention among qualified plan participants.

Performance Share Plan. The named executive officers have in previous years participated in the Iberdrola USA, Inc. Performance Share Plan, or the PSP. The PSP grants awards of phantom shares of Iberdrola, S.A. subject to restrictions as determined by the Iberdrola USA board. No named executive officers participated in the PSP in 2014. Amounts outstanding under the PSP are provided under “Iberdrola USA Executive Compensation—Outstanding Equity Awards at Fiscal Year-End.”

Perquisites and Other Personal Benefits. Iberdrola USA offers a limited amount of perquisites and other personal benefits to its named executive officers. Perquisites are not a material part of Iberdrola USA’s compensation program. The Iberdrola USA board ratified the 2014 perquisites in 2015 and reviewed the levels of perquisites and other personal benefits provided to Iberdrola USA’s named executive officers. See “Iberdrola USA Executive Compensation—Summary Compensation Table—All Other Compensation.”

Post-Employment Compensation Arrangements

To promote retention and recruiting, Iberdrola USA offers various arrangements that provide certain post-employment benefits in order to alleviate concerns that may arise in the event of an employee’s separation from service with Iberdrola USA and enable employees to focus on their duties while employed by Iberdrola USA. These post-employment benefits are provided through employment agreements and letter agreements as described more fully below under “Iberdrola USA Executive Compensation—Summary of Employment Agreements” and “Iberdrola USA Executive Compensation—Potential Payments Upon Termination or Change in Control.”

The named executive offers also participate in qualified defined benefit pension and non-qualified deferred compensation plans. See “Iberdrola USA “Executive Compensation—Pension Benefits” and “Iberdrola USA Executive Compensation—Nonqualified Deferred Compensation.” The named executive officers also participate in a defined contribution 401(k) retirement plan, which is administered through Iberdrola USA Management Corporation and is available to substantially all of Iberdrola USA’s non-union employees.

Compensation and Risk

Iberdrola USA regularly conducts risk assessments to determine the extent, if any, to which Iberdrola USA’s compensation practices and programs may create incentives for excessive risk taking. Iberdrola USA’s compensation program mitigates risk by emphasizing long-term compensation and financial performance measures rather than simply rewarding shorter-term performance and payout periods, which discourages imprudent short-term decision making and risk taking.

Iberdrola USA Executive Compensation

Summary Compensation Table

The following table provides certain information concerning the compensation for services rendered in all capacities to Iberdrola USA and its subsidiaries during the year ended December 31, 2014 by each named executive officer:

Name & Principal Position	Year	Salary ($)		Stock Awards(5) ($)	Non-Equity Incentive Plan Compensation(6) ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(7) ($)	Total ($)
Robert Daniel Kump	2014	760,923	(4)	2,137,661	618,015	387,198	109,490	4,013,287
Chief Corporate Officer

Pablo Canales Abaitua	2014	111,308		271,856	—	—	68,974	452,138
Chief Financial Officer(1)

Jose Maria Torres Suau	2014	160,516		174,451	35,542	—	381,669	752,178
Former Interim Chief
Financial Officer(2)

R. Scott Mahoney	2014	314,577		476,486	227,056	437,962	14,063	1,470,144
General Counsel(3)

(1)	Mr. Canales Abaitua has served as Iberdrola USA’s Chief Financial Officer since August 2014.
(2)	Mr. Torres Suau also served as the interim chief financial officer of Iberdrola USA from April 2012 to August 2014. Mr. Torres Suau continues to serve as Chief Financial Officer of Iberdrola Networks.
(3)	Mr. Mahoney previously served as General Counsel and Secretary of Iberdrola USA during 2014. Mr. Mahoney resigned from his role as Secretary on February 25, 2015 and continues to serve as Iberdrola USA’s General Counsel.
(4)	Amount includes a $120,000 annual fee pursuant to Mr. Kump’s service contract with Iberdrola USA. See “—Summary of Employment Agreements.”
(5)	If the values disclosed in the table above were recognized equally over the three year performance period, rather than fully recognized during 2014 pursuant to FASB ASC Topic 718, the total compensation for each named executive officer for 2014 would be significantly lower. Such total compensation values would be $2,588,180 for Mr. Kump, $270,901 for Mr. Canales Abaitua, $635,877 for Mr. Torres Suau and $1,152,487 for Mr. Mahoney. The amounts reported in the table are calculated assuming the maximum performance levels were probable. Such amounts do not reflect the actual number of shares to be issued pursuant to the awards, which are subject to performance conditions described under the section entitled “Iberdrola USA Compensation Discussion and Analysis—Elements of Compensation—Details of Each Element of Compensation.” Following the evaluation of the performance objectives the awards will vest annually over a three year period and will be paid in three equal annual installments beginning on January 1, 2017 provided the named executive officer remains eligible under the terms of the Strategic Bonus Plan. While the financial statements of Iberdrola USA do not include the FASB ASC Topic 718 disclosures because such disclosures are considered immaterial for the financial statements taken as a whole, the figures in the table above consist of the aggregate grant date fair value of equity awards granted during 2014 and is computed in accordance with FASB ASC Topic 718. The following valuation assumptions have been applied to estimate the grant date fair value of such 2014 equity awards: the gross value based on the Iberdrola, S.A. share price on grant date was multiplied by the number of shares subject to the award, reduced by the value of a 0.27 euro per share dividend discounted at the risk free rate of 1% during the period that the shares subject to the award remain unvested.
(6)	The amounts shown represent the components of the cash bonuses relating to the attainment of performance metrics, paid to the named executive officers under the AIP. See “Iberdrola USA Compensation Discussion and Analysis—Elements of Compensation—Details of Each Element of Compensation.”

(7)	Amounts reported under “All Other Compensation” include: for Mr. Kump, $7,800 of employer contribution to Iberdrola USA Management Corporation’s 401(k) plan, $66,000 in a contractual deferred compensation contribution by Iberdrola USA and $35,690 in dividend payments in respect of performance shares granted in 2011; for Mr. Canales Abaitua, $8,432 of employer contributions to Iberdrola USA Management Corporation’s 401(k) plan, $4,598 for 100% employer-paid medical and prescription drug insurance and $55,944 in connection with relocation and housing allowance, including a tax gross up of $13,041; for Mr. Torres Suau, $5,530 of employer contributions to Iberdrola USA Management Corporation’s 401(k) plan, $13,362 for 100% employer-paid medical and prescription drug insurance, and $362,777 in connection with international assignment allowance, including $46,156 for housing, $4,142 for tax assistance, $9,501 for education, $12,221 for cost of living adjustment, $26,067 for service premium, $3,577 for vehicle, $14,703 for home leave, $134,812 for home country wages, $2,768 for immigration assistance and a tax gross up of $108,831; and for Mr. Mahoney, $7,800 of employer contribution to Iberdrola USA Management Corporation’s 401(k) plan and $6,263 in dividend payments in respect of performance shares granted in 2010.

Grants of Plan-Based Awards

The following table sets forth the information concerning the grants of any plan-based compensation to each named executive officer during 2014. The non-equity awards described below were made under the AIP. The equity awards described below were made under the Strategic Bonus Plan.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			Grant Date Fair Value of Performance Awards(3) ($)
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Robert Daniel Kump	AIP		181,500	363,000	726,000
	Strategic Bonus Plan	June 24, 2014				117,083	234,167	351,250	2,137,661
Pablo Canales Abaitua	AIP		—	—	—
	Strategic Bonus Plan	June 24, 2014				14,890	29,780	44,670	271,856
Jose Maria Torres Suau	AIP		14,366	28,732	43,099
	Strategic Bonus Plan	June 24, 2014				9,555	19,110	28,665	174,451
R. Scott Mahoney	AIP		64,060	128,120	256,240
	Strategic Bonus Plan	August 1, 2014				26,619	53,238	79,857	476,486

(1)	Amounts represent estimated possible payments under the AIP. Actual amounts paid under the AIP for 2014 are shown in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table.” For more information on the performance metrics applicable to these awards, see “Iberdrola USA Compensation Discussion and Analysis—Elements of Compensation—Details of Each Element of Compensation.”
(2)	Amounts represent the number of shares to be vested upon satisfaction of the conditions in question under the Strategic Bonus Plan awards granted during 2014. For more information on the performance metrics applicable to these awards, see “Iberdrola USA Compensation Discussion and Analysis—Elements of Compensation—Details of Each Element of Compensation.”
(3)	All equity awards were made under the Strategic Bonus Plan. For discussion of the assumptions used in these valuations, see footnote 5 to the Summary Compensation Table, above. The grant date fair value of performance awards granted is determined by multiplying the number of shares granted at maximum by the fair value of the award calculated in accordance with FASB ASC Topic 718.

Summary of Employment Agreements

Certain of the amounts shown in the “Summary Compensation Table” and the “Grants of Plan-Based Awards” table are provided for in employment or letter agreements, as the case may be. The material terms of those agreements are summarized below:

Robert Daniel Kump

Employment Agreement. Mr. Kump entered into an employment agreement with Iberdrola Networks and Iberdrola USA Management Corporation, a subsidiary of Iberdrola USA, dated October 1, 2010, to serve as Chief Executive Officer of Iberdrola Networks. At the time of execution of this agreement, this agreement was made with the entity formerly known as Iberdrola USA, Inc., which was changed to Iberdrola USA Networks, Inc. during a corporate reorganization in 2013. The agreement provides for an initial base salary of $600,000 and an annual bonus opportunity with a target amount of 55% of base salary with a maximum bonus of 110% of base salary. The agreement provides that Mr. Kump is eligible to participate in Iberdrola, S.A.’s strategic bonus program, provides that Mr. Kump will be a participant in an employer-funded non-qualified individual account deferred compensation arrangement with annual contributions equal to 10% of base salary and provides he will participate in all employee benefit plans and incentive compensation plans made available to Iberdrola Networks executives, other than the Energy East Supplemental Executive Retirement Plan, the Energy East Excess Plan or any compensation or nonqualified deferred compensation plan not explicitly reflected in the employment agreement.

In the event that Mr. Kump’s employment is terminated by Iberdrola Networks without “cause,” on account of “good reason,” death or disability, he shall be entitled to receive a lump sum payment equal to the sum of (i) his current base salary and (ii) an amount equal to his annual bonus for the prior year. In addition, unless Iberdrola Networks elects to waive Mr. Kump’s compliance with the certain provisions of the Employee Invention and Confidentiality Agreement made as of February 8, 2001 between Mr. Kump and Iberdrola Networks from and after the date that is six months after the date of termination, Iberdrola Networks shall make an additional lump sum payment to Mr. Kump equal to six months of his current base salary. For purposes of the agreement “cause” is generally defined as (i) the willful and continued failure to substantially perform his duties (other than any such failure resulting from the incapacity due to physical or mental illness or his resignation for good reason) after a written demand for substantial performance is delivered by Iberdrola Networks board, which demand specifically identifies the manner in which the Iberdrola Networks board believes that he has not substantially performed his duties, or (ii) the willful engaging in conduct which is demonstrably and materially injurious to Iberdrola Networks or its subsidiaries, monetarily or otherwise. For purposes of this agreement, “good reason” generally means the occurrence of any of the following acts (unless such act is corrected prior to the date of termination specified in the notice of termination given in respect thereof): (a) the removal from Mr. Kump of his title of chief executive officer; (b) the assignment of duties, responsibilities, or authorities, or failure to assign to Mr. Kump duties, responsibilities, or authorities, consistent with his position as the chief executive officer; or (c) Iberdrola Networks requires Mr. Kump, without his consent, to move his principal office to a location that would cause his regular commute to be both (i) substantially longer than his commute prior to such move and (ii) in excess of one hour.

The employment agreement provides that Mr. Kump and Iberdrola Networks acknowledge that the Agreement and Release between Mr. Kump and Iberdrola Networks executed on September 25, 2009 shall remain in full force and effect, except as modified by the terms of his employment agreement. Pursuant to the Agreement and Release, Mr. Kump withdrew a notice of termination of employment from Energy East Management Corporation, a predecessor of Iberdrola USA Management Corporation, in exchange for a one-time settlement payment of $1,000,000, which was paid six months and one day following the execution of the Agreement and Release. In satisfaction of all accrued benefits under and in consideration of his agreement to forego future participation in the Supplemental Executive Retirement Plan of Energy East Corporation and the Excess Benefit Plan of Energy East Corporation, Mr. Kump agreed to a lump sum payment of $3,333,241, plus investment gains on such amount, which will become payable six months and one day following the termination of Mr. Kump’s employment. Mr. Kump also may be entitled to an additional payment to offset increased taxes due as a result of increases in the applicable tax rates between 2010 and the time of payment. Under the employment agreement, Mr. Kump and Iberdrola Networks agree that the amount payable to Mr. Kump pursuant to such Agreement and Release shall be increased by an amount equal to the amount earned by the Energy East Management Corporation Benefit Trust on its investment of $3,333,241 in a financial vehicle to be selected by Iberdrola Networks in a commercially reasonable manner consistent with the goal of obtaining a net guaranteed level of interest without risk of loss of principal. In the event Mr. Kump’s employment is terminated by Iberdrola Networks for cause or by Mr. Kump without good reason and early termination or redemption fees are incurred in connection with the above-mentioned financial vehicle, the amount of such early termination or redemption fees shall be deducted from the amount otherwise payable to Mr. Kump pursuant to the employment agreement. Losses with respect to any such investment may not be passed along to Mr. Kump, and Iberdrola Networks guarantees that Mr. Kump shall receive not less than $3,333,241 at the time payment is due.

Service Contract. Mr. Kump and Iberdrola USA have also entered into a service contract effective as of January 16, 2014. The service contract has an initial term of one year and continues thereafter unless either party gives three months advance notice of nonrenewal. Mr. Kump will receive an annual fee of $120,000 for providing the following services under the contract: (i) obtaining access to and positively influencing the relevant regulatory and policy making bodies in the United States; (ii) receiving regular information on the activities of the Iberdrola USA and its subsidiaries in order to support the corporate functions and lines of business in understanding the local legal, regulatory and market specifics in the United States; (iii) representing Iberdrola USA’s interests and act as a point of contact in front of key stakeholders, employees, customers, regulatory bodies, media policy makers; (iv) contributing to Iberdrola USA’s external projection with a positive impact on corporate image and reputation; and other relevant organizations; (v) carrying out his functions in accordance with the Iberdrola USA governance structure; (vi) coordinating the activities of the Iberdrola USA and its subsidiaries; and (vii) receiving regular information on the activities of Iberdrola USA and its subsidiaries to support the corporate functions and lines of business in understanding the local legal, regulatory and market specifics in the United States.

Iberdrola USA may terminate the service contract upon three months advance notice provided that Mr. Kump will continue to be entitled to his service fee for such three-month period. Notwithstanding the foregoing, Iberdrola USA may immediately terminate the service contract without further payment of any service fee if Mr. Kump (i) is guilty of a serious breach of the rules or regulations of any regulatory authority relevant to Iberdrola USA and its subsidiaries or any code of practice issued by Iberdrola USA; (ii) is guilty of a serious breach of any compliance manual of Iberdrola USA or its subsidiaries; (iii) is in breach of Iberdrola USA’s coordination committee charter; (iv) is in breach (or fails to report any suspicions or knowledge of a breach) of the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act 2010 or any breach of Iberdrola USA’s anticorruption and bribery policy and related procedures; (v) is guilty of any gross misconduct affecting the business of Iberdrola USA or its subsidiaries; (vi) commits any serious or repeated breach or non-observance of any of the provisions of this agreement or refuses or neglects to comply with any reasonable and lawful directions of Iberdrola USA; (vii) is, in the reasonable opinion of Iberdrola USA, negligent and incompetent in the performance of the services; (viii) is declared bankrupt or makes any arrangement with or for the benefit of his creditors; (ix) is convicted of any felony criminal offence; (x) is guilty of any fraud or dishonesty or acts in any manner which in the opinion of Iberdrola USA brings or is likely to bring the Mr. Kump or Iberdrola USA or its subsidiaries into disrepute or is materially adverse to the interests of Iberdrola USA or its subsidiaries; or (xi) is guilty of a serious breach of any rules regarding Iberdrola USA’s electronic communications systems.

Pablo Canales Abaitua

Mr. Canales Abaitua entered into a letter agreement with Iberdrola USA Management Corporation, dated June 16, 2014, offering him the position of Chief Financial Officer of Iberdrola USA. The letter provides that Mr. Canales Abaitua will have an initial base salary of $315,000, be eligible for an annual bonus opportunity of 45% to 90% of base salary and be entitled to five weeks of vacation per year. In addition, the letter provides Mr. Canales Abaitua with immigration assistance, an annual housing allowance of $44,000, initial and return flights, temporary lodging for 30 days, shipping of household/personal goods, tax assistance for one year and a relocation payment of $5,000. Notwithstanding the letter, Mr. Canales Abaitua received $55,944 in connection with relocation and housing allowance, including a tax gross up of $13,041 during 2014. See “—Summary Compensation Table—All Other Compensation.”

Jose Maria Torres Suau

Mr. Torres Suau entered an international assignment letter with Iberdrola, S.A., dated March 23, 2012, for service to Iberdrola Networks. At the time of execution of the assignment letter, the assignment letter was made on behalf of entity formerly known as Iberdrola USA, Inc., which was changed to Iberdrola USA Networks, Inc. during a corporate reorganization in 2013. The assignment letter was amended in 2014 to provide for a base salary of €120,697.50 (gross) annually. The assignment letter also provides for a life cost adjustment for goods and services equal to $10,827 (net) annually, a relocation bonus of €19,010 (net) annually, a personal supplement of €4,000.00 (gross) annually and the costs of rental housing up to a maximum of $3,900 (net) monthly. The letter does not provide for any severance payments. See “—Summary Compensation Table—All Other Compensation.”

R. Scott Mahoney

Mr. Mahoney entered into an employment agreement with Energy East Management Corporation, a predecessor of Iberdrola USA Management Corporation, dated March 1, 2008, to serve as Deputy General Counsel. The initial term of the agreement was from March 1, 2008 to February 28, 2009 but is automatically extended for an additional month thereafter unless either party gives notice of non-renewal. The agreement provides for an initial base salary of $200,000 and participation in all employee benefit plans and incentive compensation plans made available to comparable executives.

In the event that Mr. Mahoney’s employment is terminated without “cause,” he shall be entitled to severance equal to one year of base salary. For purposes of the agreement, “cause” is generally defined as (i) willful and continued failure to substantially perform his duties (other than resulting from incapacity due to physical or mental illness), (ii) the willful engaging in conduct which is demonstrably and materially injurious to Iberdrola USA or its affiliates, monetarily or otherwise. The agreement contains provisions preventing disclosure of confidential information, a 12-month post-termination non-compete and a 12-month post-termination non-solicitation.

Summary of Annual Incentive Plan

In the event that a participant under the AIP is terminated for any reason other than retirement, disability or death, such participant shall not be entitled to receive the AIP award unless otherwise determined by the board of directors of Iberdrola Networks in its sole discretion. In the event of retirement, disability or death, the participant is entitled to a prorated award based on the number of days of participation.

Summary of Equity Incentive Plans

Strategic Bonus Plan

In the event that a participant under the Strategic Bonus Plan is terminated for any reason other than retirement, disability or death, such participant shall not be entitled to receive the Strategic Bonus Plan award. In the event of termination following retirement, disability or death, the participant will receive part of the benefit in proportion to the time that such participant remained employed during the evaluation period, subject to the objectives having been achieved, a minimum participation period of one year and other conditions having been fulfilled.

In the event that there is a “change in control” of Iberdrola, S.A., the Strategic Bonus Plan will be terminated and named executive officers will be entitled to receive a one-time payment in proportion to the time elapsed between the date of acceptance of their participation and the date of early termination of the Strategic Bonus Plan, following an evaluation by the board of directors of Iberdrola, S.A., based on the level of achievement of the key strategic objectives of the plan as of the date of early termination.

In the event of certain other corporate transactions by Iberdrola, S.A. involving merger by consolidation or absorption, the board of directors of Iberdrola, S.A. may terminate the Strategic Bonus Plan and named executive officers will be entitled to receive a one-time payment of a portion of their strategic bonus in proportion to the time elapsed between the date of acceptance of their participation and the date of early termination of the Strategic Bonus Plan, following an evaluation by the board of directors of Iberdrola, S.A., based on the level of achievement of the key strategic objectives of the plan as of the date of early termination.

“Change of control” of Iberdrola, S.A. means the acquisition by an individual or legal entity, individually considered or acting in concert with other individuals or entities, whether or not belonging to the same group, of an interest equal to or greater than 30% of the share capital or of a smaller number of voting rights when such individual or legal entity, within 24 months of the date of the acquisition, appoints a number of directors that combined with those, if any, already appointed thereby, account for more than one-half of the members of the board of directors of Iberdrola, S.A. In no event will the plan be terminated upon a “change in control” or other corporate transactions involving merger by consolidation or absorption unless such “change in control” or other transaction is also a “change in control event” for purposes of Section 409A of the Code.

Performance Share Plan

Although no named executive officers participated in the PSP in 2014, Mr. Kump and Mr. Mahoney have participated in previous years. In the event that a participant under the PSP is terminated by reason of death, retirement, permanent disability or termination by Iberdrola USA without cause, as determined in the sole discretion of the board of directors of Iberdrola USA, the participant shall become fully vested in such PSP award.

In addition, upon a “change in control” of the Iberdrola USA, the board of directors of Iberdrola USA in its discretion may, at the time an award is made or any time thereafter, take one or more of the following actions: (i) provide for the acceleration of the vesting of the award; (ii) adjust the terms of the award in a manner determined by the Iberdrola USA board to reflect the change in control; or (iii) make such other provision as the Iberdrola USA board may consider equitable and in the best interests of Iberdrola USA. For purposes of the PSP, a “change in control” shall generally be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

•	an acquisition by any individual, entity or group of 25% or more of either (1) the then outstanding shares of common stock of Iberdrola USA or (2) the combined voting power of the then outstanding securities of Iberdrola USA entitled to vote generally in the election of directors;

•	a change in the composition of the Iberdrola USA board such that the individuals who were member of the incumbent board, as of January 1, 2009, constitute the board cease for any reason to constitute at least a majority of the board; provided, however, that any individual who becomes a member of the board subsequent to January 1, 2009, whose election, or nomination for election by Iberdrola USA’s shareholders, was approved by a vote of at least two-thirds of those individuals who are members of the board and who were also members of the incumbent board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the incumbent board, but, provided, further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the board shall not be so considered as a member of the incumbent board;

•	consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of Iberdrola USA; excluding, however, such a corporate transaction pursuant to which (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the outstanding Iberdrola USA common stock and outstanding Iberdrola USA voting securities immediately prior to such corporate transaction will beneficially own, directly or indirectly, more than 60% of, respectively, the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such corporate transaction, (2) no person (other than the Iberdrola USA, Iberdrola, S.A. or any of its affiliates, any employee benefit plan (or related trust) of the Iberdrola USA or any entity controlled by the Iberdrola USA or such corporation resulting from such corporate transaction) will beneficially own, directly or indirectly, more than 40% of, respectively, the outstanding shares of common stock of Iberdrola USA resulting from such corporate transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors except to the extent that such ownership existed prior to the corporate transaction, and (3) individuals who were members of the incumbent board of Iberdrola USA will constitute at least a majority of the members of the board of directors of the corporation resulting from such corporate transaction; or

•	The approval by the shareholders of Iberdrola USA of a complete liquidation or dissolution of the Iberdrola USA.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning unvested equity incentive plan awards outstanding as of December 31, 2014, for each named executive officer:

			Stock Awards
Name	Plan Name	Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock That Have Not Vested(1) ($)
Robert Daniel Kump	2014-2016 Strategic Bonus Plan	June 24, 2014(2)	351,250	2,392,265
	2011-2013 Strategic Bonus Plan	March 15, 2012(3)	93,046	633,710
	PSP	December 1, 2011(4)	34,049	231,874
Pablo Canales Abaitua	2014-2016 Strategic Bonus Plan	June 24, 2014(2)	44,670	304,235
	2011-2013 Strategic Bonus Plan	September 1, 2011(3)	24,776	168,742
Jose Maria Torres Suau	2014-2016 Strategic Bonus Plan	June 24, 2014(2)	28,665	195,229
R. Scott Mahoney	2014-2016 Strategic Bonus Plan	August 1, 2014(2)	79,857	543,884
	2011-2013 Strategic Bonus Plan	March 15, 2012(3)	15,906	108,330
	PSP	December 9, 2010(4)	8,100	55,166

(1)	Amounts represent the product of the fair value as of December 31, 2014 multiplied by the number of shares subject to the award. This amount is based on an Iberdrola, S.A. share price of 5.60 euros and exchange rate of 1.2162.
(2)	Number of performance shares represents the estimated maximum award level under the 2014-2016 Strategic Bonus Plan, as the actual performance during the truncated measurement period from January 1, 2014 to December 31, 2014 is not yet determinable. The actual number of shares earned (if any) will be based on performance at the end of the applicable performance period described under “Iberdrola USA Compensation Discussion and Analysis—Elements of Compensation—Details of Each Element of Compensation.” Performance shares vest annually over a three year period beginning on January 1, 2017.
(3)	Number of performance shares represents the actual award level under the 2011-2013 Strategic Bonus Plan. Performance shares vest annually in equal installments over a three year period beginning on January 1, 2014.

(4)	Number of performance shares represents the actual award level under the PSP. Performance shares vest 50% on the first day of January in the year following the first period in which total shareholder return for Iberdrola, S.A. is at least equal to 25%, 100% on the first day of January in the year following the first period in which total shareholder return for Iberdrola, S.A. is at least equal to 50%, or if neither of these conditions are met, 100% at the end of the sixth year after the grant.

Stock Vested

The following table provides information concerning vesting of stock awards during 2014 for each named executive officer:

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Robert Daniel Kump	100,716	731,663
Pablo Canales Abaitua	12,388	75,938
Jose Maria Torres Suau	—	—
R. Scott Mahoney	28,850	213,640

(1)	Represents the aggregate dollar amount realized upon vesting computed by multiplying the number of shares of stock by the fair market value on the distribution date. The distribution date for shares received under the PSP was December 31, 2014, and includes 34,049 shares for Mr. Kump and 3,850 shares for Mr. Mahoney, while the Strategic Bonus Plan includes 66,667 shares for Mr. Kump, 12,388 shares for Mr. Canales Abaitua and 25,000 shares for Mr. Mahoney. For the Strategic Bonus Plan, the applicable share price and exchange rate on the distribution date was 5.514 euros and the exchange rate was 1.3596. For the Performance Share Plan, the distribution was based on a share price of 5.60 euros and an exchange rate of 1.2162.

Pension Benefits

The following table sets forth information as to the named executive officers regarding payments or other benefits at, following or in connection with retirement:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Robert Daniel Kump	Retirement Benefit Plan for Employees of NYSEG	28.50	1,425,969	—
Pablo Canales Abaitua	—	—	—	—
Jose Maria Torres Suau	—	—	—	—
R. Scott Mahoney	Retirement Income Plan for Non-Union Employees of CMP	17.08	614,159	—
	Energy East Corporation ERISA Excess Plan	17.08	441,897	—

Mr. Kump participates in the Retirement Benefit Plan for Employees of NYSEG, a defined benefit pension plan of Iberdrola USA’s subsidiary intended to be qualified under Section 401(a) of the Code. Non-union employees who perform at least an hour of service are eligible, provided that no new non-union employees are eligible to participate after January 1, 2014. For non-union employees, the “base basic annual benefit” under the plan shall generally equal the sum of: (i) the product of (a) 1.37% of the first $10,000 of “final average earnings” and (b) the number of years and monthly fractions of a year in his “period of service” not exceeding 35 years; and (ii) the product of (a) 1.65% of “final average earnings” in excess of $10,000, and (b) the number of years and monthly fractions of a year in his period of service not exceeding 35 years; and (iii) the product of (a) 1% of “final average earnings,” and (b) the lesser of (A) the amount by which the number of years and monthly fractions of a year in his period of service exceeds 35 years, and (B) five. “Final average earnings” is generally defined under the plan as the participant’s average annualized regular earnings for the 60 consecutive month period of highest earnings within the 120 month period ending with the calendar month immediately preceding the calendar month in which the participant terminates service. Benefits accrued under the plan generally vest 100% after five years of service. A participant shall generally be provided with a monthly benefit that commences with the employee’s retirement date (generally, age 65) equal to 1/12 of the employee’s basic annual benefit. The normal form of benefit is a single life annuity for unmarried participants and a 50% contingent annuity with a five year pop-up for married participants, provided that the participant may elect other forms of payment including a joint and survivor annuity, a single life annuity with ten years certain or a lump-sum payment. Participants eligible for early retirement will receive a reduced basic annual benefit upon such early retirement after attaining age 55. Benefits are unreduced at age 60 for participants with at least ten years of service.

Mr. Mahoney participates in The Retirement Income Plan for Non-Union Employees of Central Maine Power, a defined benefit pension plan of Iberdrola USA’s subsidiary intended to be qualified under Section 401(a) of the IRS Code. Employees who have reached age 21 are eligible, provided that no new employees are eligible to participate after January 1, 2014. The amount of monthly retirement benefit payable to a participant beginning at age 65 is generally equal to (i) (a) 1.7% of the participant’s “final average earnings” multiplied by (b) years of benefit service up to 30 such years, plus (ii) (a) 0.5% of the participant’s “final average earnings” multiplied by (b) years of benefit service in excess of 30 minus (iii)(a) 50% of the participant’s social security benefit, multiplied by (b) a fraction equal to his years of benefit service up to 35 such years divided by 35. “Final average earnings” is generally defined under the plan as the monthly average of a participant’s highest 60 consecutive calendar months of basic earnings during the 120 month period ending in the month in which the participant’s service termination date occurs. Benefits accrued under the plan generally vest 100% after five years of service. The normal form of benefit is a single life annuity for unmarried participants and a 50% contingent annuity for married participants, provided that the participant may elect other forms of actuarially equivalent benefits including a joint & survivor annuity. Participants eligible for early retirement will receive a reduced basic annual benefit upon such early retirement after attaining age 55. Benefits are unreduced at age 62 for participants with at least five years of service.

Mr. Mahoney also participates in the Energy East Corporation ERISA Excess Plan, or the ERISA Excess Plan, which has been adopted by Iberdrola USA. The purpose of the ERISA Excess Plan is to increase retirement benefits to certain executives beyond those currently provided by the tax qualified defined benefit plans due to limitation under the Code on the amount of benefit that can be accrued and the amount of compensation that can be used to calculate benefits. The benefit payable under the ERISA Excess Plan is generally (i) the benefit payable at date of commencement as a straight life annuity specified by the qualified defined benefit pension plan the executive participates minus (ii) the benefit payable at date of commencement as a straight life annuity under the qualified defined benefit pension plan the executive participates in. Upon separation from service, retirement or disability, a participant shall receive a benefit payable in the form of an actuarially equivalent lump sum. Any portion of the actuarially equivalent lump sum benefit attributable to the eligibility, compensation and service of after December 31, 2004 may be delayed until the earlier of (i) the beginning of the seventh month following the month of the participant’s separation from service (due to termination of employment or retirement) or (ii) death. Contributions to the ERISA Excess Plan are made to a rabbi trust.

Nonqualified Deferred Compensation

The following table sets forth information as to the named executive officers regarding defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified:

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance Last Fiscal Year ($)
Robert Daniel Kump	—	66,000	44,001	—	3,749,572
Pablo Canales Abaitua	—	—	—	—	—
Jose Maria Torres Suau	—	—	—	—	—
R. Scott Mahoney	—	—	—	—	—

Mr. Kump participates in Iberdrola USA’s Non-qualified Individual Account Balance Deferred Compensation Plan, or the Iberdrola USA Deferred Compensation Plan. The Iberdrola USA Deferred Compensation Plan provides that Iberdrola USA will make annual contributions under the plan to a deferred compensation account set up for each participant in an amount set forth in a participant’s employment agreement. Mr. Kump’s employment agreement provides that an annual employer contribution of 10% of base salary will be made to a non-qualified deferred compensation plan, such as the Iberdrola USA Deferred Compensation Plan, with a final pro-rata contribution for the year of Mr. Kump’s termination of employment based upon the portion of the year in which he works. Under the Iberdrola USA Deferred Compensation Plan, the participant is fully vested at all times in all contributions and earnings credited to his deferred compensation account. Contributions to the Iberdrola USA Deferred Compensation Plan are notational only and earn notational investment income based on an investment vehicle selected by the Iberdrola USA fiduciary committee. Distribution of amounts in a participant’s deferred compensation account shall commence in the form and at the time elected by the participant. Participants must make an election as to form and timing within 30 days of becoming a participant and may not modify that election. Upon a participant’s death prior to distribution, the plan will distribute the account within 60 days following in the form elected by the participant, unless it takes longer to identify the appropriate beneficiary. If a participant dies after commencing payments, the remaining payments will be made to the designated beneficiary. Amounts will be paid in one of the following forms as timely elected by the participant: (i) a single lump sum; (ii) annual or monthly installment payments for a period of either five or ten years; (iii) a single life annuity with the participant as beneficiary unless payment is due to the death of the participant, in which case a life annuity may be payable to the participant’s beneficiary; (iv) a joint and survivor annuity, with the Participant as the primary beneficiary; or (v) any combination thereof.

Mr. Kump’s employment agreement provides that Mr. Kump and Iberdrola Networks acknowledge that the Agreement and Release between Mr. Kump and Iberdrola Networks executed on September 25, 2009 shall remain in full force and effect. Mr. Kump and Iberdrola Networks agree that the amount payable to Mr. Kump pursuant to such Agreement and Release shall be increased by an amount equal to the amount earned by the Energy East Management Corporation Benefit Trust on its investment of $3,333,241 in a financial vehicle to be selected by Iberdrola Networks in a commercially reasonable manner consistent with the goal of obtaining a net guaranteed level of interest without risk of loss of principal. In the event Mr. Kump’s employment is terminated by Iberdrola Networks for cause or by Mr. Kump without good reason and early termination or redemption fees are incurred in connection with the above-mentioned financial vehicle, the amount of such early termination or redemption fees shall be deducted from the amount otherwise payable to Mr. Kump pursuant to the employment agreement. Losses with respect to any such investment may not be passed along to Mr. Kump, and Iberdrola Networks guarantees that Mr. Kump shall receive not less than $3,333,241 at the time payment is due.

Potential Payments Upon Termination or Change in Control

The types of compensation payable to each named executive officer in the event of a termination of employment or a change in control are described under “—Summary of Employment Agreements,” “—Summary of Annual Incentive Plan” and “—Summary of Equity Incentive Plans.” The amount of compensation payable to each named executive officer in the event of a termination of employment or a change in control on December 31, 2014, are provided under “—Quantification of Potential Payments Upon Termination or Change in Control.”

Quantification of Potential Payments Upon Termination or Change in Control

The following table sets forth potential benefits that each named executive officer would be entitled to receive in the event that the executive’s employment with Iberdrola USA is terminated for any reason, including a resignation without good reason, a termination without cause, resignation with good reason, and termination without cause or resignation with good reason in each case in connection with a change in control, in the event of a change in control without termination or death or disability. The amounts shown in the table are the amounts that would have been payable under existing plans and arrangements if the named executive officer’s employment had terminated, and/or a change in control occurred, on December 31, 2014. “Cash Compensation” includes payments of salary, bonus, severance or death benefit amounts payable in the applicable scenario.

The actual amounts that would be payable in these circumstances can only be determined at the time of the executive’s termination or a change in control and, accordingly, may differ from the estimated amounts set forth in the table below.

Named Executive Officer	Resignation by Executive Without Good Reason	Termination by Company Without Cause	Resignation by Executive with Good Reason	Termination by Company Without Cause, or Resignation by Executive With Good Reason, in Connection with Change in Control	Change in Control Without Termination	Death/ Disability
Robert Daniel Kump
Cash Compensation(1)	$—	$5,310,741	$5,310,741	$5,310,741	$—	$5,310,741
AIP(2)	—	618,015	618,015	618,015	—	618,015
Unvested PSP Awards(3)	—	231,874	—	231,874	231,874	231,874
Unvested Strategic Bonus Awards(4)	—	—	—	1,431,132	1,431,132	1,431,132

TOTAL	$—	$6,160,630	$5,928,756	$7,591,762	$1,663,006	$7,591,762

Pablo Canales Abaitua
Cash Compensation(1)	$—	$—	$—	$—	$—	$—
AIP(2)	—	—	—	—	—	—
Unvested PSP Awards(3)	—	—	—	—	—	—
Unvested Strategic Bonus Awards(4)	—	—	—	270,154	270,154	270,154

TOTAL	$—	$—	$—	$270,154	$270,154	$270,154

Jose Maria Torres Suau
Cash Compensation(1)	$—	$—	$—	$—	$—	$—
AIP(2)	—	—	—	—	—	35,542
Unvested PSP Awards(3)	—	—	—	—	—	—
Unvested Strategic Bonus Awards(4)	—	—	—	65,076	65,076	65,076

TOTAL	$—	$—	$—	$65,076	$65,076	$100,618

R. Scott Mahoney
Cash Compensation(1)	$—	$320,300	$—	$—	$—	$—
AIP(2)	—	—	—	—	—	227,056
Unvested PSP Awards(3)	—	55,166	—	55,166	55,166	55,166
Unvested Strategic Bonus Awards(4)	—	—	—	289,625	289,625	289,625

TOTAL	$—	$375,466	$—	$344,791	$344,791	$571,847

(1)	See “—Summary of Employment Agreements.”
(2)	See “—Summary of Annual Incentive Plan.” For Mr. Kump, includes annual bonus paid pursuant to his employment agreement.
(3)	See “—Summary of Equity Incentive Plans—Performance Share Plan.”
(4)	See “—Summary of Equity Incentive Plans—Strategic Bonus Plan.”

DESCRIPTION OF IBERDROLA USA CAPITAL STOCK

General

Pursuant to the merger agreement, Iberdrola USA will amend and restate its certificate of incorporation. The combined company’s restated certificate of incorporation will authorize the issuance of 500,000,000 shares of common stock, par value $0.01. The following description summarizes all of the material terms of the combined company’s securities under the combined company’s restated certificate of incorporation and amended and restated bylaws that will take effect upon the completion of the merger. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to the combined company’s restated certificate of incorporation and amended and restated bylaws and to the applicable provisions of New York law. We refer to the restated certificate of incorporation and amended and restated bylaws of the combined company that will be in effect upon the completion of the merger collectively as the “amended and restated organizational documents.”

Common Stock

Under the amended and restated organizational documents, the combined company’s shareholders of record will be entitled to one vote for each share of common stock held on all matters to be voted on by shareholders. The combined company will have one class of directors that will be elected for a term expiring at the next annual meeting of shareholders of the combined company following his or her election. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors subject to election. Other than the preemptive rights of Iberdrola, S.A. pursuant to the shareholder agreement, the combined company’s shareholders will have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock.

Dividends

Iberdrola USA has not paid any cash dividends on its common stock to date. After the completion of the merger, the combined company will initially set its dividend at UIL’s current quarterly dividend of $0.432 per share and expects to target a dividend based on a 65% to 75% payout ratio long term, subject to consideration and approval by the combined company board. The payment of cash dividends in the future will be contingent upon the combined company’s operations, cash requirements, legal restrictions and other factors deemed relevant by the combined company’s board of directors. Dividends may be paid in cash, property, or shares of the capital stock of the combined company and are expected to be non-cumulative.

Iberdrola USA’s Transfer Agent

The transfer agent for the combined company’s shares is Broadridge Corporate Issuer Solutions, Inc. The transfer agent’s address is 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103.

Listing of the Combined Company’s Shares

Iberdrola USA has applied to list its shares, which will become the shares of the combined company common stock received by UIL shareowners in the merger, on the NYSE under the symbol “            .”

Special Meeting of Shareholders

The combined company’s amended and restated bylaws, which will become the bylaws of Iberdrola USA post-merger, will provide that special meetings of its shareholders may be called only by its chief executive officer or by its chairman at the request in writing of a majority of its board of directors or shareholders owning a majority of its issued and outstanding capital stock entitled to vote.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The amended and restated organizational documents do not contain specific provisions regarding advance notice procedures with respect to shareholder proposals and shareholder nominations of candidates for election as directors.

Authorized but Unissued Shares

The combined company’s authorized but unissued common stock will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render it more difficult or discourage an attempt to obtain control of the combined company by means of a proxy contest, tender offer, merger or otherwise.

Forum Selection

The combined company’s amended and restated bylaws, which will become the bylaws of Iberdrola USA post-merger, will designate the state courts of the State of New York located in New York County as the exclusive forum for certain types of actions and proceedings that may be initiated by its shareholders, which would limit its shareholders’ ability to choose the judicial forum for disputes with the combined company or its directors, officers or other employees. Any person or entity purchasing or otherwise acquiring any interest in the common stock of the combined company is deemed to have received notice of and consented to such forum. Although Iberdrola USA believes this choice of forum provision provides benefits by providing increased consistency in the application of New York law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the combined company and its directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the choice of forum provisions contained in the certificate of incorporation to be inapplicable or unenforceable in such action.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Iberdrola USA

As of the close of business on August 31, 2015, Iberdrola, S.A. beneficially owned 100% of Iberdrola USA common stock, and none of the directors or executive officers of Iberdrola USA were beneficial owners of Iberdrola USA common stock. Immediately after the completion of the merger, Iberdrola, S.A. will own 81.5% of the common stock of the combined company, and none of the directors or executive officers of the combined company are expected to be beneficial owners of the combined company common stock.

The beneficial ownership of Iberdrola USA common stock is determined in accordance with the rules of the SEC and generally includes any shares of common stock over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned as of August 31, 2015 is based on 243 shares of common stock outstanding as of August 31, 2015.

A description of the material relationships between Iberdrola USA and Iberdrola, S.A. within the past three years is included in the section entitled “Certain Relationships and Related Party Transactions” beginning on page 265 of this proxy statement/prospectus.

As of August 31, 2015, Iberdrola USA had no holders of record in the United States.

Security Ownership of Certain Beneficial Owners and Management of UIL

To UIL’s knowledge, the following tables set forth certain information regarding the beneficial ownership of UIL common stock as of the close of business on August 31, 2015 (except as noted in the footnotes below) and with respect to:

•	each person known by UIL to beneficially own 5% or more of the outstanding shares of UIL common stock;

•	each member of the UIL board;

•	each named executive officer; and

•	the members of the UIL board and UIL’s executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Sigrid E. Kun, Vice President, Corporate Secretary and Assistant General Counsel, UIL Holdings Corporation, 157 Church Street, P.O. Box 1564, New Haven, Connecticut 06506.

UIL has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, UIL believes, based on the information furnished to UIL, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of UIL common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 56,629,377 shares of UIL common stock outstanding and 358,687 shares of UIL common stock representing all shares that would be issued if all of the directors and executive officers exercised their rights to receive shares of UIL common stock within 60 days of August 31, 2015.

Security Ownership of Directors and Named Executive Officers of UIL

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Shares	Stock Units	Total Shares Beneficially Owned Directly or Indirectly
Thelma R. Albright	30,480	109,704	140,184
Arnold L. Chase(2)	1,033,468	21,762	1,055,230
Betsy Henley-Cohn	37,093	12,873	49,966
Suedeen G. Kelly	4,740	10,850	15,590
John L. Lahey	21,899	63,769	85,668
Daniel J. Miglio	41,901	21,004	62,905
William F. Murdy	6,000	83,143	89,143
William B. Plummer	6,898	2,515	9,413
Donald R. Shassian	23,212	—	23,212
James P. Torgerson	54,435	223,616	278,051
Richard J. Nicholas	32,033	63,777	95,810
John J. Prete	12,820	—	12,820
Linda L. Randell	37,574	23,985	61,559
Anthony Marone III	15,203	—	15,203
All Directors and Executive Officers as a group (18 persons)	1,397,676	645,269	2,042,945

(1)	Other than as set forth in note (2) below, each of the individuals listed above owns less than 1% of the outstanding shares and voting power of UIL common stock, based on the number of shares outstanding as of August 31, 2015. The number of shares of UIL common stock beneficially owned by all of the directors and executive officers as a group represents approximately 3.6% of the shares of UIL common stock outstanding as of August 31, 2015, adjusted to reflect the additional shares which would be outstanding if all of the directors and executive officers exercised their right to receive shares of common stock for their stock units.
(2)	The number of shares of UIL common stock beneficially owned by Mr. Chase, as listed in the above stock ownership table, is approximately 1.9% of the shares of UIL common stock outstanding as of August 31, 2015, adjusted to reflect Mr. Chase’s right to receive shares of UIL common stock for his stock units. Shares reported as beneficially owned by Mr. Chase include 432,339 shares directly held by Mr. Chase with respect to which he holds sole voting and investment power; 1,965 shares of restricted stock directly held by Mr. Chase acquired under UIL’s director compensation plans, with respect to which he holds sole voting power; 21,762 shares underlying currently exercisable stock units held by UIL under its non-employee directors’ plan; 44,166 shares directly held by The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation of which Mr. Chase serves as a director, president and chief executive officer, and with respect to which he may be deemed to hold shared voting and investment power; 554,500 shares directly held by RLC Investments LLC, of which Mr. Chase is a manager, and with respect to which he may be deemed to hold shared voting and investment power; and 498 shares of UIL common stock held by Mr. Chase as custodian for his non-adult children, with respect to which he holds sole voting and investment power.

Security Ownership of Other Beneficial Owners of UIL

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	5,174,775	(1)	9.08%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	3,971,031	(2)	6.97%
FMR LLC 245 Summer Street Boston, MA 02109	3,537,544	(3)	6.21%

(1)	Information based solely on Schedule 13G/A filed by the shareowner with the SEC on January 15, 2015, which reflects ownership by BlackRock, Inc. as a parent holding company. As of December 31, 2014, BlackRock, Inc. reported sole power to vote or direct the vote of 5,013,194 shares and to dispose or direct the disposal of 5,174,775 shares.
(2)	Information based solely on Schedule 13G/A filed by the shareowner with the SEC on February 10, 2015 reporting, as of December 31, 2014, sole voting and dispositive power of 82,932 shares, sole dispositive power of 3,896,295 shares and shared dispositive power of 74,736 shares.
(3)	Information based solely on Schedule 13G/A filed by the shareowner with the SEC on February 13, 2015, which reflects ownership by FMR LLC as a parent holding company. As of December 31, 2014, FMR LLC reported sole power to vote or direct the vote of 1,415 shares and to dispose or direct the disposal of 3,537,544 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions in which Iberdrola USA has been a participant, in which the amount involved exceeded or will exceed $120,000 and in which any of Iberdrola USA’s directors, executive officers, beneficial holders of more than 5% of Iberdrola USA’s capital stock, immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Relationship with Iberdrola, S.A.

Controlling Interest

Iberdrola, S.A. currently directly holds a 100% interest in Iberdrola USA. After completion of the merger, Iberdrola, S.A. will hold an 81.5% interest in the combined company.

As the combined company’s controlling shareholder, Iberdrola, S.A. will continue to exercise significant influence over the combined company, including the composition of its board of directors and any action requiring the approval of its shareholders. See “Risk Factors—Risks Relating to Investing in and Ownership of Common Stock of the Combined Company—The combined company will be a “controlled company” within the meaning of the rules of the NYSE, and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements” and “—Iberdrola, S.A. will exercise significant influence over the combined company, and its interests in the combined company may be different than yours.”

Framework Agreement and Intercompany Loans owed by Iberdrola USA to Iberdrola, S.A.

Transactions with the Iberdrola, S.A. relate predominantly to pass-through charges of corporate services/management fees. These corporate services are entered into on an arm’s length basis and aimed at maximizing the operating efficiency of Iberdrola USA in an efficient and flexible service model. The corporate services are provided at market quality, and subject to audit and dispute resolution procedures. In addition, Iberdrola USA pays Iberdrola, S.A. fees for credit support, relating to parent company guarantees that Iberdrola, S.A. has provided to third parties to guarantee the performance of IRHI subsidiaries. During the year ended December 31, 2013, IRHI paid $6.2 million in guarantee fees to Iberdrola, S.A. for guarantees provided during 2012. During the year ended December 31, 2014, IRHI paid $5.2 million in guarantee fees to Iberdrola, S.A. for guarantees provided during 2013. In the first quarter of 2015, IRHI paid $4.9 million in guarantee fees to Iberdrola, S.A. for guarantees provided during 2014. During the fourth quarter of 2014, there were $1.7 billion outstanding in parent guarantees provided by Iberdrola, S.A. to IRHI. As of August 31, 2015, there were $0.5 billion outstanding in parent guarantees from Iberdrola, S.A. to IRHI. The guarantee fee was 30.0 basis points and 50.0 basis points for 2014 and 2015, respectively. Further, pursuant to a revolving credit facility with Iberdrola Financiación S.A.U., Iberdrola USA pays an annual commitment fee of 20.0 basis points, which were $1.1 million, $1.5 million and $1.2 million for the years ended December 31, 2012, December 31, 2013 and December 31, 2104, respectively. For additional information regarding this facility, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA—Liquidity and Capital Resources” beginning on page 170 of this proxy statement/prospectus.

Cash Pooling Agreement

Iberdrola USA manages its overall liquidity position as part of the Iberdrola Group and is a party to a cash pooling agreement with BMG, along with other Iberdrola, S.A. subsidiaries. Parties to the cash pooling agreement, including Iberdrola USA and IRHI, may deposit funds with or borrow from BMG, provided that the net balance of funds deposited or borrowed by all pool participants in the aggregate is not less than zero. Under the cash pooling agreement, affiliates with credit balances have pledged those balances to cover the debit balances of the other affiliated parties to the agreement. Participants with cash surpluses that remain after meeting their liquidity requirements may deposit such excess funds in the cash pooling account. Interest accrues on a daily basis at the rate of (i) overnight LIBOR minus 3 basis points for credit balances and (ii) overnight LIBOR plus 100 basis points for debit balances. Deposits are available for next day withdrawal.

Iberdrola USA had a credit balance at BMG of $198 million, $449 million and $965 million at December 31, 2013, December 31, 2014 and June 30, 2015, respectively, and had a debit balance of $85 million at December 31, 2012. The term of the cash pooling agreement is indefinite and may be terminated at any time by BMG and each of the cash pool participants, subject to certain survival provisions. For additional information regarding the cash pooling agreement, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA—Liquidity and Capital Resources—Liquidity Management” beginning on page 171 of this proxy statement/prospectus.

The Shareholder Agreement

Pursuant to the merger agreement, Iberdrola USA and Iberdrola, S.A. will enter into a shareholder agreement based upon the shareholder agreement term sheet. The following describes the material provisions of the form of shareholder agreement negotiated by Iberdrola USA and UIL pursuant to the merger agreement. The definitive shareholder agreement entered into by Iberdrola USA and Iberdrola, S.A. prior to the closing will be in substantially the same form as the form of shareholder agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the form of shareholder agreement. This summary does not purport to be complete and may not contain all of the information about the shareholder agreement that is important to UIL shareowners. Iberdrola USA and UIL encourage you to carefully read the form of shareholder agreement, which is attached to this proxy statement/prospectus as Annex B, in its entirety.

Pursuant to the merger agreement, Iberdrola USA will enter into the shareholder agreement with Iberdrola, S.A. The shareholder agreement, which will become effective as of the closing, will set forth certain governance arrangements and will contain various provisions relating to, among other things, representation on the combined company board, minority protections that will limit the disposal or transfer of shares of the combined company by Iberdrola, S.A., registration rights, preemptive rights and protections for Iberdrola USA relating to affiliate transactions and business opportunities.

Pursuant to the shareholder agreement, upon closing, the combined company board will be comprised of up to 12 directors. Three of these directors will be directors who were serving as members of the board of directors of UIL, immediately prior to completion of the merger, one of whom will be the Chief Executive Officer of UIL and two of whom will be selected by Iberdrola USA from among UIL’s other directors as of closing. The combined company board will have an unaffiliated committee made up of “independent” directors (as defined in the shareholder agreement). Under the shareholder agreement, a director will be considered “independent” if he or she is independent under the rules of NYSE with respect to the combined company, and would be independent under the rules of NYSE with respect to Iberdrola, S.A. if he or she was a director of Iberdrola, S.A. Arnold Chase, for so long as he is a director, may serve on the unaffiliated committee even if he is determined not to be an independent director. For a period of three years after the closing, the combined company board will nominate, and Iberdrola, S.A. will vote its shares in favor of the election of, the UIL director appointees (other than the former UIL chief executive officer). Upon the death, resignation or removal of any such UIL director appointee during this three year period, such director’s replacement will be nominated by vote of the unaffiliated committee. Iberdrola, S.A. will be required to cast its votes in favor of the election of any such replacement nominated by the unaffiliated committee.

Subject to the above limitations and applicable law, Iberdrola, S.A. will have the right to designate nominees for the combined company board for so long as the combined voting power of Iberdrola, S.A. and certain of its affiliates over which it exercises control, or the controlled affiliates, is 50% or more; provided, however, if the combined voting power of Iberdrola, S.A. and its controlled affiliates is less than 50%, Iberdrola, S.A. will have the right to designate a number of members to the combined company board based upon Iberdrola, S.A.’s and its controlled affiliates’ combined voting power as a proportion of the total voting power of the combined company. Iberdrola, S.A. also will have the right, subject to the above limitations, to designate replacements to fill the combined company board in the event that a vacancy is created at any time by death, disability, retirement, disqualification or removal for so long as the combined voting power of Iberdrola, S.A.

and its controlled affiliates is at least 50%. Further, as long as the combined voting power of Iberdrola, S.A. and its controlled affiliates is at least 50%, Iberdrola, S.A. will be entitled to use its voting power from time to time to change the composition and size of the combined company board, subject to certain limitations.

While the merger agreement contained provisions requiring that at least six members of the board of directors of the combined company be independent of Iberdrola USA and Iberdrola S.A. within the meaning of the rules of the NYSE, following the execution of the merger agreement, UIL and Iberdrola USA agreed that, instead of six independent members of the board of directors of the combined company, the combined company will have at least five (5) “independent” directors (as defined in the shareholder agreement) for a period of five years following the completion of the merger, and Arnold Chase and John Baldacci may be deemed to be independent directors solely for purposes of determining compliance with this obligation. Additionally, pursuant to the shareholder agreement to be entered into between Iberdrola, S.A. and Iberdrola USA, in the event of the resignation, removal or death of Mr. Baldacci and/or Mr. Chase (or their respective replacements on the combined company board), or if Mr. Baldacci and/or Mr. Chase (or their respective replacements on the combined company board) decide not to stand for reelection to the combined company board or are otherwise unwilling or unable to serve on the combined company board, Iberdrola, S.A. will nominate a person to serve on the combined company board who qualifies as an independent director pursuant to the rules of the NYSE and applicable law. Pursuant to the agreement by UIL and Iberdrola USA after the execution of the merger agreement, the shareholder agreement will also provide that the combined company will, after such five-year period, have at least four “independent” directors (as defined in the shareholder agreement), provided that either Mr. Chase or Mr. Baldacci, but not both, may be deemed independent directors for this purpose. As a result, as of the completion of the merger, the combined company will have at least three directors who will be “independent” under the rules of the NYSE and other applicable law.

The shareholder agreement will generally restrict Iberdrola, S.A. and its controlled affiliates from transferring any voting securities that are beneficially owned for a period of 18 months after the closing, subject to certain exceptions. Iberdrola, S.A. will only be permitted to transfer shares of the combined company if the unaffiliated committee, based upon the advice from a nationally recognized independent investment bank, approves the transfer. In addition, the shareholder agreement will prohibit Iberdrola, S.A. from effectuating a “going private” transaction, or any other similar transaction that results in the combined company no longer being a publicly traded company, without the prior approval of both the unaffiliated committee and a majority of the voting power of the shareholders not affiliated with the combined company. Subject to certain exceptions, the shareholder agreement will generally prohibit Iberdrola, S.A. from causing the combined company to, and the combined company from, entering into or effectuating any transaction for the acquisition of the combined company by another entity, including any stock acquisition, reorganization, merger or consolidation, that results in all shareholders of the combined company exchanging their voting securities for cash or securities, unless all shareowners of the combined company are entitled to the same per share consideration to be received in such transaction as Iberdrola, S.A. The shareholder agreement will also restrict Iberdrola, S.A. and its controlled affiliates, for a period of three years after the closing, from transferring more than an aggregate of 10% of the outstanding shares of the combined company in any transaction or series of transactions, unless all shareowners of the combined company are entitled to participate in such transaction (on a pro rata basis) and are entitled to the same per share consideration to be received in such transaction as Iberdrola, S.A. Under the shareholder agreement, Iberdrola, S.A., on behalf of itself and its affiliates, will be entitled to unlimited requests for demand registrations, piggyback registrations and shelf registration statement filings following the closing, in each case, subject to certain customary limitations. Iberdrola, S.A. will also have the right to specify the method of distribution of securities, including an underwritten public offering, and approve the underwriters. Additionally, Iberdrola, S.A. will have preemptive rights to protect against dilution for issuances of equity.

The shareholder agreement will provide protections to the combined company relating to transactions with Iberdrola, S.A. and its affiliates. The services provided by Iberdrola, S.A. or its affiliates to the combined company and its subsidiaries and joint ventures at completion of the merger will be provided by Iberdrola, S.A. or its affiliates at a cost to the combined company not higher than the cost reflected in the expenses shown in the combined company’s audited consolidated financial statements, except in the case of ordinary course, market adjustments, or (ii) as otherwise approved by the majority of the members of the unaffiliated committee. Furthermore, the combined company will not enter into any transaction between, or involving, Iberdrola, S.A. or any of its subsidiaries or controlled joint ventures, on the one hand, and the combined company or its subsidiaries or controlled joint ventures, on the other hand, unless the transaction is both approved by a majority of members of the unaffiliated committee and entered into on an arms’ length basis.

The shareholder agreement will permit Iberdrola, S.A. and its affiliates to conduct business that may be competitive with the business of the combined company, while restricting actions by Iberdrola, S.A. and its controlled affiliates that could interfere with the ability of the combined company’s executive officers to conduct the combined company’s business. Pursuant to the shareholder agreement, the combined company will recognize and acknowledge that Iberdrola, S.A. and its affiliates own, engage or participate in businesses and business activities that compete, or may compete, with the business of the combined company and its subsidiaries. Iberdrola USA will acknowledge and agree that neither the execution of the merger agreement, shareholder agreement or the completion of any transactions contemplated thereby will preclude or limit Iberdrola, S.A. and its affiliates from, directly or indirectly, owning, engaging or participating in any business or business activity at any time and in any geographical location, including such businesses or business activities that compete, or may compete, with the combined company or its subsidiaries or any of their respective businesses. However, the shareholder agreement will further provide that as long as Iberdrola, S.A. continues to own 50% or more of the outstanding voting stock of the combined company, Iberdrola, S.A. will not engage in any action that is reasonably expected to impair the executive officers of the combined company and its subsidiaries from conducting the business or operations in a manner consistent with such business or operation of the combined company and its subsidiaries immediately following completion of the merger.

The shareholder agreement will remain in effect as long as Iberdrola, S.A. and its affiliates own more than 20% of the outstanding voting stock of the combined company. Following any termination of the shareholder agreement, Iberdrola, S.A. will have one demand registration right, subject to customary limitations and exceptions, and piggyback registration rights with respect to any registration proposed by the combined company, subject to customary “cut back” provisions.

Iberdrola, S.A. will be granted certain information and access rights to information related to the combined company’s and the combined company’s subsidiaries’ businesses, operations, plans and prospects. Iberdrola, S.A. and the combined company will not be able to amend the shareholder agreement without the prior approval of both the combined company board and a majority of the members of the unaffiliated committee. The laws of the State of New York will govern the shareholder agreement as long as Iberdrola USA remains a New York corporation. If Iberdrola USA is redomiciled to Delaware, the laws of the state of Delaware will govern the shareholder agreement.

Service Agreements

The Management Service Agreement

On January 1, 2015, Iberdrola USA entered into a service agreement with the Iberdrola USA Management Corporation, or the management service agreement. The following describes the material provisions of the management service agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the management service agreement. This summary does not purport to be complete and may not contain all of the information about the management service agreement that is important to UIL shareowners. Iberdrola USA and UIL encourage you to carefully read the management service agreement, filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Pursuant to the management service agreement, Iberdrola USA Management Corporation, a shared services company organized as a wholly-owned subsidiary of Iberdrola Networks, agreed to provide to Iberdrola USA and its subsidiaries various services, including, but not limited to, those relating to the management of buildings and leases, surveillance and maintenance of buildings, international and corporate security, human resources, brand management, procurement, management of the SAP corporate platform, research and development, quality control, insurance, financial services, information technology and general administration.

Pursuant to the management services agreement, the foregoing services and the price thereof were entered into on an arm’s length basis. Under the management services agreement, Iberdrola USA Management Corporation must provide the relevant services on market conditions. Iberdrola USA Management Corporation cannot receive financial or other types of conditions more favorable than what a third party in a substantially similar circumstance would receive. Iberdrola USA Management Corporation must provide the relevant services in a manner that will not impair the decision making capacity of Iberdrola USA, while Iberdrola USA must provide accurate and complete information to Iberdrola USA Management Corporation to enable it to effectively provide the relevant services. Iberdrola USA Management Corporation must provide the relevant services with a level of expertise, care and diligence that a company providing these services on the open market would provide. Iberdrola USA assumes any liability that may derive from damages or losses attributable to the instructions or information provided to Iberdrola USA Management Corporation; provided that Iberdrola USA Management Corporation will only be liable for non-performance, defective performance or negligence. Iberdrola USA Management Corporation is also required to notify Iberdrola USA before December 31 of each year regarding the estimated price for each service contracted for the following year and provide Iberdrola USA with the invoice for the services provided during the preceding year on the last month of each year.

The management service agreement will remain in force until terminated by mutual agreement between the parties or if either party ceases to form a part of the Iberdrola Group. Further, the management service agreement is subject to termination or modification, without notice, if any performance under the management service agreement conflicts with the EPAct 2005 or any rule, regulation or order of FERC or any state regulatory commission with jurisdiction over the subsidiaries of Iberdrola USA adopted before or after the date of the management service agreement. Iberdrola USA made payments to Iberdrola USA Management Corporation pursuant to prior management service agreements in place during the periods indicated in the amount of $9.4 million, $7.8 million and $10.5 million for the years ended December 31, 2012, December 31, 2013 and December 31, 2014, respectively.

The Framework Agreement and Declaration of Acceptance

Pursuant to the merger agreement, Iberdrola USA and Iberdrola, S.A. entered into the Declaration of Acceptance, dated July 16, 2015, or the declaration of acceptance, which among other things is the legal instrument that binds Iberdrola USA to the Framework Agreement for the Provision of Corporate Services for Iberdrola and the Companies of its Group, or the framework agreement. The following describes the material terms of the framework agreement and the declaration of acceptance. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the framework agreement and the declaration of acceptance. This summary does not purport to be complete and may not contain all of the information about the framework agreement and the related declaration of acceptance that is important to UIL shareowners. Iberdrola USA and UIL encourage you to carefully read the framework agreement and the declaration of acceptance, filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

In connection with the merger agreement, Iberdrola USA entered into the declaration of acceptance, making Iberdrola USA a party to the framework agreement for 2015 and detailing the corporate services Iberdrola, S.A. will provide Iberdrola USA or to any affiliate of Iberdrola USA in 2015. The framework agreement governs the relationship between the parent company, Iberdrola, S.A. and the various Iberdrola, S.A. entities, with respect to the corporate services Iberdrola, S.A. contracts to provide each relevant entity. Pursuant to the framework agreement, and under the Iberdrola Group’s “Single Corporation” structure, Iberdrola, S.A. will provide efficient and flexible corporate services to Iberdrola USA and its subsidiaries. Iberdrola USA’s entry into the declaration of acceptance was approved by a committee comprised solely of its independent directors.

Pursuant to the declaration of acceptance, Iberdrola, S.A. will provide various corporate services to Iberdrola USA including, among other services, those relating to the management of buildings and leases, surveillance and maintenance of buildings, international and corporate security, human resources, brand management, procurement, management of the SAP corporate platform, research and development, quality control, insurance, information technology and general administration. Pursuant to the declaration of acceptance and in accordance with the merger agreement, the foregoing services and the price thereof were entered into on an arms’ length basis and on financial and other material terms no less favorable to Iberdrola USA and its subsidiaries than applicable agreements or arrangements in respect of such corporate or other shared services existing as of February 25, 2015, and may not result in a higher cost to the combined company or its subsidiaries and affiliates than the aggregate costs for such services reflected in the 2014 IFRS audited consolidated financial statements of Iberdrola USA, except to the extent related to ordinary course, market adjustments made on an arm’s length basis. All new, future services to be provided by Iberdrola, S.A. or its affiliates to the combined company and its subsidiaries must be on an arm’s length basis and approved by the unaffiliated committee. By entering into the framework agreement, any previous framework agreements between Iberdrola USA and Iberdrola, S.A. are terminated by operation of law. The framework agreement covers any services provided by Iberdrola, S.A. as of January 1, 2015 and remains in force as long as Iberdrola USA and/or its subsidiaries continue to operate as a subsidiary of Iberdrola, S.A. in accordance with the provisions of Article 42 of the Spanish Commercial Code. As soon as Iberdrola USA or any subsidiary of Iberdrola USA ceases to be a subsidiary of Iberdrola, S.A., the contractual relationship under the framework agreement will be terminated between such Iberdrola USA entity and Iberdrola, S.A. If parties do not formalize a new declaration of acceptance in 2016, the current declaration of acceptance will continue to remain in force under the same terms, unless any ground for termination of the framework agreement arises.

Under the framework agreement, Iberdrola, S.A. must provide the relevant services pursuant to standard market conditions. Iberdrola, S.A. cannot receive financial or other types of consideration on a more favorable basis than what a third party in a substantially similar circumstance would receive. Iberdrola, S.A. must provide the relevant services in a manner that will not impair the decision making capacity of Iberdrola USA, while Iberdrola USA must provide accurate and complete information to Iberdrola, S.A. to enable Iberdrola, S.A. to effectively provide the relevant services. Iberdrola, S.A. must provide the relevant services with a level of expertise, care and diligence that a company providing these services on the open market would provide. Iberdrola USA assumes any liability that may derive from damages or losses attributable to the instructions or information provided to Iberdrola, S.A.; provided that Iberdrola, S.A. will only be liable for non-performance, defective performance or negligence. Iberdrola, S.A. is also required to notify Iberdrola USA before December 31 of each year regarding the estimated price for each service contracted for the following year and provide Iberdrola USA with the invoice for the services provided during the preceding year on the last month of each year.

The framework agreement contains provisions relating to confidentiality, requiring each party to safeguard all information received by the other under the framework agreement. However, Iberdrola, S.A. and Iberdrola USA are required to disclose the transactions performed under the framework agreement to the public, both in their annual and periodic public reports in accordance with applicable law.

The framework agreement is governed by the laws of Spain and contains arbitration provisions for purposes of dispute resolution. The framework agreement cannot be modified or assigned without the prior written consent of Iberdrola, S.A. and Iberdrola USA. Iberdrola USA made payments to Iberdrola, S.A. pursuant to prior framework agreements in place during the periods indicted in the amount of $10.9 million, $17.7 million and $16.3 million for the years ended December 31, 2012, December 31, 2013 and December 31, 2014, respectively.

Other Related Party Transactions

Guarantee and Support Agreement

On April 3, 2008, Iberdrola, S.A. and ScottishPower Holdings, Inc., or SPHI, now known as Iberdrola Renewables Holding, Inc., or IRHI, entered into the Guarantee and Support Agreement, or guarantee and support agreement, which was amended on April 1, 2010. The following describes the material provisions of the guarantee and support agreement. The description in this section and elsewhere in this proxy statement/

prospectus is qualified in its entirety by reference to the guarantee and support agreement, as amended. This summary does not purport to be complete and may not contain all of the information about the guarantee and support agreement that is important to UIL shareowners. Iberdrola USA and UIL encourage you to carefully read the guarantee and support agreement and the first amendment to the guarantee and support agreement, filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Pursuant to the guarantee and support agreement, if IRHI is unable to meet its obligations set forth in a guarantee issued by IRHI or to meet its obligations to pay interest, principal or premium, if any, on any of its indebtedness for money borrowed, Iberdrola, S.A. guarantees to make payment of any such unpaid obligations, subject to certain limitations. In consideration for Iberdrola, S.A. undertaking its obligations under the guarantee and support agreement, IRHI agreed to pay to Iberdrola, S.A., after the end of each fiscal year of IRHI during the term of the guarantee and support agreement, an amount in cash equal to the product obtained by multiplying (a) the sum of the aggregate face value of obligations of IRHI relating to guarantees issued by IRHI in connection with any commodities trading arrangement consummated between any Iberdrola, S.A. subsidiary and a trading counterparty pursuant to a master trading agreement used in the United States with respect to energy, fuels, environmental commodities and derivatives markets and the aggregate exposure of IRHI to any obligations associated with guarantees issued to support structured transactions for which Iberdrola, S.A. provided any support pursuant to the guarantee and support agreement during the preceding fiscal year of IRHI, times (b) 30 basis points.

Iberdrola, S.A. can terminate the guarantee and support agreement at any time by giving IRHI 60 days’ prior written notice; provided, however, termination of the guarantee and support agreement is without prejudice to Iberdrola, S.A.’s liability for any obligations in existence as of the date of termination. Further, at all times during the term of the guarantee and support agreement, Iberdrola, S.A. must continue to beneficially own, directly or indirectly, more than 50% of the voting stock of IRHI. During the year ended December 31, 2013, IRHI paid $6.2 million in guarantee fees to Iberdrola, S.A. for guarantees provided during 2012. During the year ended December 31, 2014, IRHI paid $5.2 million in guarantee fees to Iberdrola, S.A. for guarantees provided during 2013. In the first quarter of 2015, IRHI paid $4.9 million in guarantee fees to Iberdrola, S.A. for guarantees provided during 2014.

Related Party Transaction Policy

Iberdrola USA’s board has adopted a written related party transactions policy to be effective as of the closing in connection with becoming a public company that provides that the combined company’s audit and compliance committee will periodically review all related party transactions that are required to be disclosed under SEC rules and authorize or ratify all such transactions. For purposes of the policy, interested transactions include transactions, arrangements or relationships generally involving amounts greater than $120,000 in the aggregate in which the combined company is a participant and a related party has a direct or indirect interest. Related parties are deemed to include directors, director nominees, executive officers, beneficial owners of more than five percent of IUSA’s common stock, or an immediate family member of the preceding group.

The related party transactions policy provides that, in determining whether or not to approve or ratify a related party transaction, the combined company’s audit and compliance committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) the benefits to the combined company; (ii) the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; (iii) the opportunity costs of other sources for comparable products or services, including whether the transaction is made on terms no less favorable than terms that would be generally available to an unaffiliated third-party under the same or similar circumstances; (iv) the terms of the transaction; and (v) the actual or apparent conflict of interest of the related party. The policy prohibits any director from participating in any review, discussion, consideration or approval of an interested transaction for which such director or his or her family member is a related party, except that such director is required to provide all material information concerning the interested transaction to the committee.

COMPARISON OF SHAREHOLDER RIGHTS BEFORE AND AFTER THE MERGER

General

Iberdrola USA and UIL are incorporated under the laws of the State of New York and Connecticut, respectively, and, accordingly, the rights of the shareowners of UIL are governed by the CBCA and the rights of the shareholders of Iberdrola USA are governed by the NYBCL. The rights of UIL shareowners are also governed by the UIL certificate of incorporation and the UIL bylaws, while the rights of the shareholders of the combined company will be governed by the combined company’s restated certificate of incorporation and amended and restated bylaws, and the rights of Iberdrola, S.A. as a shareholder of the combined company will also be governed by the shareholder agreement. Upon completion of the merger, each share of UIL common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the merger consideration of one share of the combined company common stock plus $10.50 cash. As a result, upon completion of the merger, the rights of UIL shareowners who become shareholders of the combined company in the merger will be governed by the NYBCL, the combined company’s certificate of incorporation and amended and restated bylaws and, with respect to Iberdrola, S.A., the shareholder agreement, which will become effective at the completion of the merger.

Certain Differences between the Rights of UIL Shareowners and the Combined Company Shareholders

The following is a summary of material differences between the rights of UIL shareowners prior to the completion of the merger and the rights of the combined company shareholders.

This summary is not intended to be a complete discussion of the respective rights of the combined company shareholders and UIL shareowners and may not contain all of the information that is important to you. This summary is qualified in its entirety by reference to the NYBCL and the CBCA and the governing documents of UIL and the combined company, which we urge you to read carefully and in their entirety. Iberdrola USA and UIL urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the NYBCL, the CBCA and the other documents to which Iberdrola USA and UIL refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a shareholder of the combined company and the rights of a UIL shareowner. UIL has filed its governing documents with the SEC and will send copies of these documents to you, without charge, upon your request. See the section entitled “Where You Can Find Additional Information” beginning on page 290 of this proxy statement/prospectus.

Provision	The combined company	UIL
Name of Company	The combined company	UIL Holdings Corporation

Authorized Capital Stock	The authorized capital stock of the combined company will consist of 500 million shares of common stock, par value $0.01 per share.	The authorized capital stock of UIL consists of 125 million shares of common stock, no par value, one million shares of preferred stock, par value $100 per share, four million shares of preferred stock, par value $25 per share, and four million shares of preference stock, par value $25 per share.

Number of Directors and Number of “Independent” Directors	The combined company’s board of directors will initially be comprised of up to 12 directors as of the completion of the merger and will be fixed from time to time through resolution of the combined company board.	The certificate of incorporation of UIL provides that the number of directors of UIL must be at least three but no more than 15, as determined by the bylaws of UIL.

Provision	The combined company	UIL

While the merger agreement contained provisions requiring that at least six members of the board of directors of the combined company be independent of Iberdrola USA and Iberdrola S.A. within the meaning of the rules of the NYSE, following the execution of the merger agreement, UIL and Iberdrola USA agreed that, instead of six independent members of the board of directors of the combined company, the combined company will have at least five (5) “independent” directors (as defined in the shareholder agreement) for a period of five years following the completion of the merger, and Arnold Chase and John Baldacci may be deemed to be independent directors solely for purposes of determining compliance with this obligation. Under the shareholder agreement, a director will be considered “independent” if he or she is independent under the rules of NYSE with respect to the combined company, and would be independent under the rules of NYSE with respect to Iberdrola, S.A. if he or she was a director of Iberdrola, S.A. After such five-year period, the combined company will have at least four directors who are “independent” (as defined in the shareholder agreement), provided that either Mr. Chase or Mr. Baldacci, but not both, may be deemed independent directors for this purpose.

The amended and restated bylaws will require that a minimum of three of the directors qualify as “independent” under the Exchange Act, SOX and the rules of the NYSE.

The bylaws of UIL provide that the number of directors of UIL are determined from time to time by the UIL board but shall be no more than 12.

Under applicable law and the NYSE rules, UIL is required to have at least three “independent” directors, and a majority of the board of directors must be “independent” under the NYSE rules.

Committees	The amended and restated bylaws of the combined company will provide that the combined company will establish and maintain (i) an audit and compliance committee and (ii) the unaffiliated committee;	The bylaws of UIL provide that board of directors must appoint an audit committee and may appoint an executive committee and any other committees.

Provision	The combined company	UIL
provided that Mr. Chase may serve on the unaffiliated committee even if he is determined not to be an “independent” director (as defined in the shareholder agreement).

Election of Directors	The amended and restated bylaws of the combined company will provide that the directors of the combined company board will be elected by a plurality of the votes.	The certificate of incorporation of UIL provides that the directors of the UIL board will be elected if a majority of the votes cast are in favor of such nominee’s election. If the number of nominees for director exceeds the number of directors so elected, directors will be elected by a plurality of the votes represented at the meeting and entitled to vote.

Removal of Directors

Section 706 of the NYBCL, subject to certain conditions, provides that any or all of the directors may be removed for cause by vote of the stockholders, and, if the certificate of incorporation or the specific provisions of a bylaw adopted by the stockholders so provides, directors may also be removed without cause. The combined company’s amended and restated bylaws will contain a provision permitting the removal of directors without cause by vote of the stockholders.

The shareholder agreement will provide that, for a period of three years following the completion of the merger, the combined company board will nominate, and Iberdrola, S.A. will cast all of its votes in favor of the election of, each of the UIL director appointees (other than the former UIL chief executive officer). During this period, the combined company board and Iberdrola, S.A. cannot vote to remove such directors.

The bylaws of UIL provide that a director may be removed from office either with or without cause at any time, and another person may be elected in his or her stead to serve for the remainder of his or her term at any special meeting of the shareowners called for the purpose, by vote of a majority of all the shares outstanding and entitled to vote.

Vacancies on the Board of Directors	Under Section 705 of the NYBCL, vacancies occurring on the board of directors by reason of the removal of directors without cause may be filled only by a vote of the stockholders unless the certificate of incorporation or bylaws provide otherwise.	The bylaws of UIL provide that, in case of any vacancy among the directors through death, resignation, disqualification, failure of the shareowners to elect as many directors as the number of directorships fixed by the bylaws, or

Provision	The combined company	UIL

The amended and restated bylaws of the combined company will provide that newly created directorships resulting from an increase in the number of directors and vacancies occurring in the combined company board, including due to removal or resignation, may be filled either by majority vote of the remaining directors then in office, even if less than a quorum, or, if determined by the combined company board or requested in writing by shareholders holding at least a majority of the outstanding voting shares of capital stock of the combined company, by vote of the shareholders. If the number of directors in office is less than a quorum, such newly created directorships and vacancies may also be filled by a vote of the shareholders.

The shareholder agreement will provide that upon the death, resignation or removal of any UIL director appointee (other than the former UIL chief executive officer) during the three year period following the completion of the merger, such director’s replacement will be nominated by vote of the unaffiliated committee.

any other cause except the removal of a director, the directors in office, although less than a quorum, by the affirmative vote of the majority of such other directors, or the sole director in office if there be only one, may fill such vacancy; provided that the shareowners entitled to vote may also fill any such vacancy.

If any such vacancy occurs in respect of a director elected by a particular class of shares voting as a class, and if such class is still entitled to fill such directorship, the remaining directors elected by such class, by the affirmative vote of a majority of such remaining directors, or the sole remaining director so elected if there be only one, may fill such vacancy; provided the shareowners of such class may also fill any such vacancy.

Shareholder Action by Written Consent	The restated certificate of incorporation of the combined company will provide that any action required or permitted to be taken by the combined company’s shareholders may be taken without a meeting by a written consent signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shareholders having a right to vote thereon were present and voted.	Under Section 33-698 of the CBCA, action required or permitted to be taken by UIL’s shareowners may be taken without a meeting if evidenced by one or more written consents bearing the date of signature and describing the action taken, signed by all the shareowners entitled to vote on the action and delivered to the corporation for inclusion in the minutes or filing with the corporate records.

Amendment to Certificate of Incorporation	The restated certificate of incorporation of the combined company will provide that it may be	The certificate of incorporation of UIL may be amended so long as the amendment is authorized by a vote of

Provision	The combined company	UIL

amended so long as the amendment is authorized by a vote of the combined company board, followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders in accordance with Section 803 of the NYBCL.

However, any amendment that would reasonably be expected to limit, restrict or adversely affect those shareholders other than Iberdrola, S.A. or any of its controlled affiliates also requires the approval of the unaffiliated committee.

Under Section 803 of the NYBCL, the Iberdrola USA board may make certain amendments to the certificate of incorporation without the authorization of shareowners. In particular, the Iberdrola USA board may (a) change the location of the corporation’s office, and (b) change the designation of a registered agent or the address of Iberdrola USA’s registered agent.

the UIL board, followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareowners in accordance with Section 33-797 of the CBCA.

Under Section 33-795 of the CBCA, the UIL board may make certain amendments to the certificate of incorporation without the authorization of the shareowners. In particular, the UIL board may (a) delete the names and addresses of initial directors of UIL, (b) change the number of authorized shares issued and unissued if there is only one class of shares outstanding, (c) change the corporate name in a limited fashion, (d) reduce the number of authorized shares (or delete the class of share if no more shares of the class remain outstanding) in the certificate of incorporation where UIL repurchases the shares and is prohibited by the certificate of incorporation from reissuing them, (e) delete the name and address of the initial registered agent or registered office, if a statement of change is on file with the Secretary of the State, and (f) make any other change expressly permitted by the CBCA to be made without shareholder approval.

Amendment of Bylaws	The amended and restated bylaws of the combined company will provide that the bylaws may be amended by shareholder vote.	The bylaws of UIL may be altered, amended, added to or repealed (i) by the affirmative vote of the owners of a majority of the voting power of shares entitled to vote thereon or (ii) by the affirmative vote of directors holding a majority of the directorships.

Quorum for Shareholder Meetings	The amended and restated bylaws of the combined company will provide that, except as otherwise provided by law, the holders of a majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum.	The bylaws of UIL provide that, except as otherwise provided by law, the certificate of incorporation or bylaws, the shareowners of a majority of the voting power of the shares entitled to vote, represented in person or by proxy, will constitute a quorum.

Provision	The combined company	UIL
Voting Rights	The amended and restated bylaws of the combined company will provide that holders of the combined company common stock are entitled to one vote for each share of the combined company common stock held by such shareholder.	The bylaws of UIL provide that the owner of a share of UIL common stock that may be voted on a particular subject matter at any meeting of shareowners shall be entitled to one vote per share of UIL common stock held.

Special Meeting of Stockholders	The amended and restated bylaws of the combined company will provide that special meetings of its shareholders may be called only by its chief executive officer or by its chairman, and shall be called by the chief executive officer or the chairman at the request in writing of a majority of its board of directors or shareholders owning a majority of its issued and outstanding capital stock entitled to vote. Any such call or demand must state the purpose or purposes of the proposed meeting.	The bylaws of UIL provide that special meetings of the shareowners may be called at any time by the president, or in his absence or disability by a vice president, and shall be called on the request in writing or by a vote of a majority of the board of directors or upon the written request of the holders of not less than 35% of the shares entitled to vote at the meeting.

Notice of Shareholder Meetings	The amended and restated bylaws of the combined company will provide that whenever shareholders are required or permitted to take any action at a meeting, written notice will be given stating the place, date and hour of the meeting and, unless it is the annual meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting. Such notice must be given not less than ten nor more than 60 days before the date of the meeting.	The bylaws of UIL provide that a written or printed notice of each meeting of shareowners, stating the place, day and hour of the meeting and the general purpose or purposes for which it is called, shall be mailed, postage prepaid, by or at the direction of the secretary, to each shareowner of record entitled to vote at such meeting, addressed to the shareowner at the shareowner’s last known post office address as last shown on the stock records of the corporation, not less than ten days nor more than 60 days before the date of the meeting.

Proxy	The amended and restated bylaws of the combined company will provide that that any shareholder may vote by proxy, provided that no proxy may be voted on after three years from its date, unless the proxy provides for a longer period.	The bylaws of UIL provide that any shareowner may vote by proxy.

Preemptive Rights	The restated certificate of incorporation of the combined company will provide that shares of common stock are not subject to	UIL common stock has no preemptive or conversion rights or other subscription rights.

Provision	The combined company	UIL

preferential or preemptive rights, except as specifically provided for in an agreement between the combined company and any shareholder of the combined company.

The shareholder agreement will provide Iberdrola, S.A. with certain preemptive rights.

Registration Rights

The NYBCL and the restated certificate of incorporation and amended and restated bylaws of the combined company do not provide the combined company shareholders with registration rights.

The shareholder agreement will provide Iberdrola, S.A. with demand registration rights, piggyback registration rights and shelf registration statement rights following the completion of the merger, in each case, subject to certain customary limitations. Iberdrola, S.A. will also have the right to specify the method of distribution of securities, including an underwritten public offering, and approve the underwriters.

The CBCA and the certificate of incorporation and bylaws of UIL do not provide UIL shareowners with registration rights.

Dividends	The amended and restated bylaws of the combined company will provide that dividends may be declared by the Iberdrola USA board at any regular or special meeting, pursuant to and subject to Section 510 of the NYBCL and other applicable laws.	The bylaws of UIL provide that, subject to preferences that may be applicable to any outstanding preferred stock and preference stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the UIL board of directors out of funds legally available therefor.

Limitation of Personal Liability of Directors	Section 402(b) of the NYBCL permits corporations to eliminate or limit the personal liability of directors to the corporation or its stockholders for damages for any breach of duty in such capacity except liability of a director (i) whose acts or omissions were in bad faith, involved intentional misconduct or a knowing violation of law, (ii) who personally	Section 33-636(b)(4) of the CBCA permits corporations to limit the personal liability of directors to the corporation or its shareowners for monetary damages for breach of duty as a director to an amount that is not more than the compensation received by that director for serving UIL during the year of the violation if such breach did not (i) involve a

Provision	The combined company	UIL

gained a financial profit or other advantage to which he or she was not legally entitled or (iii) whose acts violated Section 719 of the NYBCL.

The restated certificate of incorporation of the combined company will provide that to the maximum extent permitted by the NYBCL, no director will be personally liable to the combined company or its shareholders for damages for any breach of duty (including fiduciary duty) as a director. If the NYBCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the combined company will be eliminated or limited to the fullest extent permitted by the NYBCL, as so amended.

knowing and culpable violation of law by the director, (ii) enable the director or an associate to receive an improper personal economic gain, (iii) show a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (iv) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to the corporation, or (v) create liability under Section 33-757 of the CBCA, provided no such provision shall limit or preclude the liability of a director for any act or omission occurring prior to the effective date of such provision.

UIL’s certificate of incorporation contains provisions limiting the personal liability of a director to UIL or its shareowners for monetary damages for breach of duty as a director to an amount that is not more than the compensation received by that director for serving UIL during the year of the violation.

Indemnification of Officers and Directors / Insurance	Under Section 722 of the NYBCL, a corporation may, except for stockholder derivative suits, indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, if the director or officer acted in good faith, for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she	Under Section 33-771 of the CBCA, a corporation may indemnify an individual who is a party to a proceeding because he or she is a director against liability incurred in the proceeding if: (1) (A) the individual conducted himself or herself in good faith; (B) the individual reasonably believed (i) in the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation; and (ii) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; or (2)

Provision	The combined company	UIL

reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action that is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.

Pursuant to Section 723 of the NYBCL, any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to Section 724 of the NYBCL, any indemnification under the NYBCL may be made only if indemnification is authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available, or, if the quorum so directs or is unavailable, (i) the board of directors upon the written opinion of independent legal counsel or (ii) the stockholders. Section 724 of the NYBCL permits an individual entitled to indemnification under Section 722 or 723(a) of the NYBCL to apply to a court for an award of indemnification.

The restated certificate of incorporation and amended and

the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the certificate of incorporation. Section 33-775 of the CBCA provides that a corporation shall not indemnify a director under Section 33-771 unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible because he or she has met the relevant standard of conduct set forth in Section 33-771.

Section 33-772 and 33-776 of the CBCA require the corporation to indemnify a director, officer, employee or agent of the corporation who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director was a party because he or she was a director of the corporation, against reasonable expenses incurred by him or her in connection with the proceeding. Sections 33-774 and 33-776 of the CBCA permit a director, officer, employee or agent of the corporation who is party to a proceeding because of that individual’s position as such to apply to a court for an award of indemnification.

UIL’s certificate of incorporation obligates UIL to indemnify a director against any person for any action taken, or any failure to take any action, as a director, except liability that (i) involved a knowing and culpable violation of law by the director, (ii) enabled the director or an associate, as defined in Section 33-840 of the CBCA, to receive an improper personal gain, (iii) showed a lack of good faith and a conscious disregard for the duty of the director to UIL under circumstances in which the director was aware that his or her conduct or omission created an

Provision	The combined company	UIL

restated bylaws of the combined company will provide that, to the maximum extent permitted by the NYBCL, the combined company is authorized to provide indemnification of directors, officer and agents of the combined company.

In accordance with Section 726 of the NYBCL, the amended and restated bylaws of the combined company will provide that the combined company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the combined company, or who is or was serving at the request of the combined company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the combined company would have the power to indemnify him or her against such liability.

unjustifiable risk of serious injury to UIL, (iv) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to UIL or (v) created liability under Section 33-757 of the CBCA.

Section 33-777 of the CBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is a director, officer, employee or agent of the corporation, or who, while a director, officer, employee or agent of the corporation, serves at the corporation’s request as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee or agent, whether or not the corporation would have power to indemnify or advance expenses to him against the same liability.

Advancement of Expenses

The restated certificate of incorporation of the combined company will provide that the combined company is authorized to provide advancement of expenses, through bylaw provisions and agreements, to directors, officers and agents of the corporation and any other persons to the extent permitted by the NYBCL and other applicable law.

The amended and restated bylaws of the combined company will provide that expenses incurred by a person entitled to indemnification will be paid by the combined company in advance of the final disposition upon receipt of an undertaking by or on behalf of the indemnitee to repay such amount if it is ultimately

Sections 33-773 and 33-776 of the CBCA provide that a corporation may advance expenses under Sections 33-770 through 33-779 of the CBCA, inclusive, to a director, officer, employee or agent of a corporation who is party to a proceeding because of that individual’s position as such. Sections 33-774 and 33-776 of the CBCA permit a director, officer, employee or agent of the corporation who is party to a proceeding because of that individual’s position as such to apply to a court for an order for advancement for expenses.

Provision	The combined company	UIL
determined that he or she is not entitled to be indemnified by the combined company.

Exclusive Forum	The amended and restated bylaws of the combined company will provide that the state courts of the State of New York located in New York County are the exclusive forum for (i) any derivative action or proceeding brought on behalf of the combined company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the combined company to the combined company or the stockholders, (iii) any action asserting a claim arising pursuant to any provision of the NYBCL or the combined company’s certificate of incorporation or bylaws, or (iv) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine.	Not applicable.

Appraisal Rights

Section 910 of the NYBCL provides that appraisal rights are generally not available to holders of shares that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

If the combined company common stock is approved for listing on the NYSE as of the completion of the merger, holders of the combined company common stock will not have appraisal rights under the NYBCL.

Section 33-856 of the CBCA provides that no appraisal rights are available to holders of shares that are “covered securities” under the Securities Act, traded on an organized market, and that are shares of a corporation that has at least 2,000 shareholders and a market value of at least $25 million.

Holders of UIL common stock do not currently have appraisal rights under the CBCA.

Approval of Mergers and Other Corporate Transactions	The restated certificate of incorporation of the combined company will provide that a plan of merger or consolidation submitted to the shareholders by the combined company board in accordance with Section 903 of the NYBCL may be adopted by a majority of the	Section 33-817 of the CBCA provides that a plan of merger or share exchange must be adopted by the board of directors of a corporation and, for corporations incorporated on or after January 1, 1997 (which includes UIL), approved by each voting group entitled to vote

Provision	The combined company	UIL
	stockholders, provided that the terms of any such plan of merger or consolidation must comply with the terms of the shareholder agreement.	separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group.

Certain Business Combination Restrictions

Section 912(c) of the NYBCL generally prohibits business combinations with an interested shareholder unless (a) the board of directors of the combined company has approved the business combination prior to the interested stockholder’s stock acquisition date, or where the board of directors approve the purchase of stock made by the interested stockholder prior to the interested stockholder’s stock acquisition date, (b) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder after five years from the date of the interested stockholder’s stock acquisition, or (c) the business combination meets certain price and other requirements set forth in Section 912(c)(3) of the NYBCL.

The shareholder agreement will, subject to certain exceptions, generally prohibit (i) Iberdrola, S.A. from causing the combined company to, and the combined company from, entering into or effectuating any transaction for the acquisition of the combined company by another entity, including any stock acquisition, reorganization, merger or consolidation, that results in all shareholders of the combined company exchanging their voting securities for cash or securities, unless all shareowners of the combined company are entitled to the same per share consideration to be received in such transaction as Iberdrola, S.A. and (ii) Iberdrola, S.A. and its controlled affiliates, for a period of three years after the closing, from transferring more than an

Section 33-841 and Section 33-842 of the CBCA generally require business combinations with an interested shareholder to be approved by the board of directors and then by the affirmative vote of at least: (i) the holders of 80% of the voting power of the outstanding shares of UIL’s voting stock; and (ii) the holders of two-thirds of the voting power of the outstanding shares of UIL’s voting stock, excluding the voting stock held by the interested shareholder; unless the consideration to be received by the shareholders meets certain price and other requirements set forth in Section 33-842 of the CBCA or unless the board of directors of UIL has by resolution determined to exempt business combinations with that interested shareholder prior to the time that such shareholder became an interested shareholder.

Provision	The combined company	UIL
aggregate of 10% of the outstanding shares of the combined company in any transaction or series of transactions, unless all shareowners of the combined company are entitled to participate in such transaction (on a pro rata basis) and are entitled to the same per share consideration to be received in such transaction as Iberdrola, S.A.

State Anti-Takeover Statutes	Section 912 of the NYBCL generally provides that a New York corporation may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder’s becoming such. Such a business combination would be permitted where it is approved by the board of directors before the interested stockholder’s becoming such. Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested stockholder is generally a stockholder beneficially owning, directly or indirectly, at least 20% of a corporation’s outstanding voting stock.	Section 33-844 of the CBCA generally prohibits a Connecticut corporation from engaging in a business combination with an interested shareholder for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the purchase of stock by which such person becomes an interested shareholder is approved by UIL’s board of directors, and by a majority of its non-employee directors, prior to the date on which the person becomes an interested shareholder. Subject to exceptions, an “interested shareholder” is a person who owns 10% or more of UIL’s voting power, or is an affiliate or associate of UIL and owned 10% or more of its voting power within the past five years.

Transactions with Related Parties	Section 713(a) of the NYBCL provides that no contract or other transaction between a corporation and one or more of its directors, or between a corporation and any other entity in which one or more of its directors are directors or officers, or have a substantial financial interest, is void or voidable for this reason alone, or for the reason alone that such directors are present at the meeting of the board, or a committee thereof, which approved such contract or transaction, or that their votes are counted for such purpose if (a) the material facts as to the director’s	Section 33-782 of the CBCA provides that a director’s conflicting interest transaction may not be the subject of equitable relief, or give rise to an award of damages or other sanctions against a director of the corporation, in a proceeding by a shareholder or by or in the right of the corporation, on the ground that the director has an interest respecting the transaction, if: (i) the directors’ action respecting the transaction was taken in compliance with the CBCA at any time; (ii) shareowners’ action respecting the transaction was taken in compliance with the CBCA; or (iii)

Provision	The combined company	UIL

interest in such contract or transaction is disclosed in good faith or known to the board or committee, and the contract or transaction is approved by sufficient votes of the disinterested directors, or (b) the material facts as to the director’s interest in such contract or transaction are disclosed in good faith or known to the shareholders entitled to vote on the contract and is approved by such shareholders. A contract or transaction with an interested director that is not approved according to Section 713(a) may be avoided by a corporation unless the parties thereto establish affirmatively that the contract or transaction was fair and reasonable as regards the corporation at the time it was approved by the board, a committee or the shareholders.

The restated certificate and the amended and restated bylaws of the combined company will provide that, subject to applicable law, no transaction entered into by the combined company will be affected by the fact that the directors of the combined company, their respective affiliates, or any of them, were personally interested in it. Every director of the combined company is relieved from any disability which might otherwise prevent his or her, or any of his or her affiliates, contracting with the combined company for the benefit of himself, herself, or of any firm, association or corporation in which he or she may be anywise interested or affiliated. No director will be disqualified from voting or acting on behalf of the combined company in contracting with any other firm, association or corporation in which he or she may be an affiliate, director, officer or shareholders, or may otherwise have an interest.

The shareholder agreement will provide that the current services the transaction, judged according to the circumstances at the relevant time, is established to have been fair to the corporation.

A “director’s conflicting interest transaction” is defined in Section 33-781 of the CBCA as a transaction effected or proposed to be effected by the corporation, or by an entity controlled by the corporation, (i) to which, at the relevant time, the director is a party, (ii) respecting which, at the relevant time, the director had knowledge and a material financial interest known to the director, or (iii) respecting which, at the relevant time, the director knew that a related person was a party or had a material financial interest.

Provision	The combined company	UIL
provided at the completion of the merger by Iberdrola, S.A. to the combined company will be provided by Iberdrola, S.A. at a cost to the combined company not higher than as reflected in the expenses shown in the 2014 IFRS audited consolidated financial statements of Iberdrola USA. Transactions (including future services not currently provided) between Iberdrola, S.A., on the one hand, and the combined company, on the other hand, will be on arm’s length basis and approved by the unaffiliated committee.

Corporate Opportunity

The restated certificate and the amended and restated bylaws of the combined company will provide that to the maximum extent permitted under the laws of the State of New York, the combined company renounces any interest or expectancy of the combined company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its directors or shareholders, their respective affiliates or any firm, association or corporation in which any of them may be interested or affiliated.

The shareholder agreement will provide that for so long as Iberdrola, S.A. owns 50% or more of the outstanding voting stock of the combined company, Iberdrola, S.A. will not engage in actions that would reasonably be expected to impair the executive officers of the combined company from conducting the combined company’s business or operations in a manner consistent with such business or operations as of immediately following the completion of the merger.

Section 33-785 of the CBCA provides that a director’s taking advantage, directly or indirectly, of a business opportunity may not be the subject of equitable relief, or give rise to an award of damages or other sanctions against the director, in a proceeding by or in the right of the corporation on the ground that such opportunity should have first been offered to the corporation, if before becoming legally obligated respecting the opportunity the director brings it to the attention of the corporation and: (i) action by qualified directors disclaiming the corporation’s interest in the opportunity is taken as if the decision being made concerned a director’s conflicting interest transaction in accordance with the CBCA; or (ii) shareowners’ action disclaiming the corporation’s interest in the opportunity is taken in accordance with the CBCA.

LEGAL MATTERS

White & Case LLP will pass upon the validity of the shares of the registrant offered by this proxy statement/prospectus.

EXPERTS

The combined and consolidated financial statements and financial statement schedule of Iberdrola USA, Inc. and Subsidiaries at December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP, or EY, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Prior to the engagement of EY as Iberdrola USA’s independent registered public accounting firm under the standards of the Public Company Accounting Oversight Board, or the PCAOB, other member firms of Ernst & Young Global Limited were engaged to perform legal and expert services and entered into contingent fee arrangements that were not in accordance with the auditor independence rules of Regulation S-X and the PCAOB. These services and arrangements, which were permissible under the applicable local country independence rules, were completed or terminated before EY was initially engaged as Iberdrola USA’s independent registered public accounting firm under the PCAOB standards.

None of the professionals who provided the services mentioned above were members of the EY audit engagement team with respect to the audits of Iberdrola USA’s combined and consolidated financial statements. In addition, the services and arrangements did not directly impact the financial reporting of Iberdrola USA or the audits of Iberdrola USA’s combined and consolidated financial statements.

EY informed Iberdrola USA that, after considering all the facts and circumstances, it believes it is and was capable of exercising objective and impartial judgment on all issues encompassed within the conduct of its audit of Iberdrola USA’s combined and consolidated financial statements.

Iberdrola USA and its Audit and Compliance Committee also reviewed and considered the impact that these matters may have had on EY’s independence with respect to Iberdrola USA under the applicable Regulation S-X and PCAOB independence rules. After considering all the relevant facts and circumstances, Iberdrola USA and its Audit and Compliance Committee determined that a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY is and was capable of exercising objective and impartial judgment on all issues encompassed within their audit engagement.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control over Financial Reporting) of UIL incorporated into this proxy statement/prospectus by reference to UIL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING OF PROXY MATERIALS

Some banks, brokerage firms or other nominees may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple UIL shareowners sharing the same address. UIL will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to Sigrid E. Kun, Vice President, Corporate Secretary and Assistant General Counsel, UIL Holdings Corporation, 157 Church Street, P.O. Box 1564, New Haven, Connecticut 06506, Telephone: (203) 499-2000 or Okapi, UIL’s proxy solicitor, by calling toll-free at (855) 208-8902. If you want to receive separate copies of a UIL proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact UIL at the above address and telephone number.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

UIL files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by UIL at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of UIL are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. In addition, information relating to UIL, including UIL’s SEC filings, is available through UIL’s website at www.uil.com.

The SEC allows UIL to “incorporate by reference” information into this proxy statement/prospectus. This means that UIL can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that UIL has previously filed with the SEC. They contain important information about UIL and its financial condition. The following documents, which were filed by UIL with the SEC, are incorporated by reference into this proxy statement/prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (filed with the SEC on February 26, 2015);

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015 (filed with the SEC on April 30, 2015) and for the quarter ended June 30, 2015 (filed with the SEC on August 5, 2015);

•	Current Reports on Form 8-K (excluding any information and exhibits furnished under either Item 2.02 or Item 7.01 thereof) filed with the SEC on February 26, 2015, March 25, 2015, May 14, 2015, June 8, 2015, July 1, 2015, July 2, 2015, July 7, 2015, July 24, 2015, July 31, 2015, August 5, 2015, September 11, 2015, September 17, 2015, September 18, 2015 and October 20, 2015;

•	Certificate of Amendment to the Certificate of Incorporation of UIL, effective as of June 9, 2014, filed as Exhibit 3.1 to UIL’s Form 10-K for the fiscal year ended December 31, 2014 (filed with the SEC on February 26, 2015);

•	Certificate of Incorporation of UIL, as amended through May 10, 2011, filed as Exhibit 3.1 to UIL’s Form 10-Q for the quarter ended June 30, 2011 (filed with the SEC on August 4, 2011);

•	Bylaws of UIL, as amended through April 27, 2009, filed as Exhibit 3.2a to UIL’s Form 10-Q for the quarter ended June 30, 2009 (filed with the SEC on August 5, 2009); and

•	Definitive Proxy Statement for UIL’s 2015 Annual Meeting (filed with the SEC on April 1, 2015).

In addition, UIL incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date on which the merger is completed. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (excluding any information furnished on any current report on Form 8-K, including the related exhibits, that pursuant to and in accordance with the rules and regulations of the SEC is not deemed “filed” for purposes of the Exchange Act) as well as proxy statements.

You can obtain a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus from UIL or from the SEC through the SEC’s website at www.sec.gov. Copies of this proxy statement/prospectus and documents incorporated by reference are available from UIL without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. You may request a copy of such documents by contacting:

Investor Relations

UIL Holdings Corporation

157 Church Street

P.O. Box 1564

New Haven, CT 06506

In addition, you may obtain copies of the information relating to UIL, without charge, by visiting www.uil.com/. The information provided on UIL’s website, other than copies of the documents referred to above that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Only one copy of this proxy statement/prospectus is being delivered to multiple UIL shareowners sharing an address unless UIL has received contrary instructions from one or more of the shareowners. Upon written or oral request, UIL will promptly deliver a separate copy of this proxy statement/prospectus to a UIL shareowner at a shared address to which a single copy of this proxy statement/prospectus has been delivered.

GLOSSARY OF TERMS AND ABBREVIATIONS

As used in this proxy statement/prospectus, unless the context indicates otherwise, the terms contained herein have the meanings set forth below.

Acquisition proposal refers to the term “acquisition proposal” as it is defined in the merger agreement.

Adverse recommendation change refers to the term “adverse recommendation change” as it is defined in the merger agreement.

Annual incentive compensation refers to the target annual short-term incentive compensation calculated as if the executive officer had been employed on the last day of his or her termination.

Average UIL stock price refers to the average of the volume weighted averages of the trading prices of UIL Holdings Corporation’s common stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the ten consecutive trading days ending on, and including, the trading day that immediately precedes the closing date.

Cash consideration refers to the conversion of each issued share of UIL common stock (other than any shares owned by UIL that are not owned on behalf of third parties) into the right to receive $10.50 in cash as a result of the merger.

Change refers to any change, effect, event, circumstance or development.

Charter documents refers to (i) the articles of association or certificate of formation, incorporation, partnership or organization (or the equivalent organizational documents) of that entity, (ii) the bylaws, partnership agreement or limited liability company agreement or regulations (or the equivalent governing documents) of that entity, and (iii) each document setting forth the designation, amount and relative rights, limitations and preferences of any class or series of that entity’s equity securities or of any rights in respect of that entity’s equity securities.

Code refers to the Internal Revenue Code of 1986, as amended.

Combined company refers to Iberdrola USA following the completion of the merger.

Combined company board refers to the board of directors of the combined company.

Combined company common stock refers to each share of common stock of the combined company issued pursuant to the merger agreement.

Combined company equity right refers to the right of each award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards granted or deferred under a UIL stock plan and relating to shares of UIL common stock that is outstanding immediately prior to the effective time to be converted, at the effective time, into an award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards, as applicable, relating to shares of the combined company common stock.

DCF model refers to the internal discounted cash flow valuation model used by Iberdrola USA.

Declaration of acceptance refers to the Declaration of Acceptance, dated July 16, 2015, between Iberdrola USA and Iberdrola, S.A.

Effective time refers to the completion of the merger and the filing with the Secretary of the State of the State of Connecticut and acceptance of the certificate of merger.

Equity exchange factor refers to the sum of one plus a fraction, the numerator of which is the cash consideration and the denominator of which is the Average UIL stock price minus the cash consideration.

Exchange agent refers to a bank or trust company selected by UIL prior to the effective time, reasonably acceptable to Iberdrola USA, to act as an exchange agent in connection with the merger.

Exchange fund refers to the amount of immediately available cash that shall be deposited with the exchange agent immediately prior to the effective time.

FIRPTA Tax refers to the applicability of U.S. federal income tax at the regular graduated rates imposed under Section 897 of the Code.

FIRPTA Withholding refers to the requirement under Section 1445 of the Code that a person acquiring stock in a USRPHC from a Non-U.S. holder generally must deduct and withhold a tax equal to 10% of the amount realized by that Non-U.S. holder on the sale or exchange of that stock.

Framework agreement refers to the Framework Agreement for the Provision of Corporate Services for Iberdrola and the Companies of its Group, dated July 16, 2015.

Guarantee and support agreement refers to the Guarantee and Support Agreement, dated April, 2010, between SPHI and IRHI.

Iberdrola Group refers to the group of companies controlled by Iberdrola, S.A.

Iberdrola, S.A. refers to the parent company of Iberdrola USA, Inc.

Iberdrola USA board refers to the board of directors of Iberdrola USA.

Iberdrola USA business combination refers to an “Iberdrola USA business combination” as that term is defined in the merger agreement.

Iberdrola USA common stock refers to each share of common stock of Iberdrola USA issued pursuant to the merger agreement.

Iberdrola USA Deferred Compensation Plan refers to Iberdrola USA’s Non-qualified Individual Account Balance Deferred Compensation Plan.

Iberdrola USA equity right refers to the right of each award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards granted or deferred under a UIL stock plan and relating to shares of UIL common stock that is outstanding immediately prior to the effective time to be converted, at the effective time, into an award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards, as applicable, relating to shares of Iberdrola USA common stock.

Iberdrola USA material adverse effect refers to an “Iberdrola USA material adverse effect” as that term is defined in the merger agreement.

Iberdrola USA plans refers to the pension and other post-retirement benefit plans of Iberdrola USA.

Iberdrola USA required statutory approvals refers to certain statutory approvals required by Iberdrola USA as identified in the merger agreement.

Indemnification agreements refers to the indemnification agreements entered into by the combined company with certain of its directors and officers.

Indemnitee refers to each director and officer who has entered into the indemnification agreements with the combined company.

Installed capacity refers to the production capacity of a power plant or wind farm based either on its rated (nameplate) capacity or actual capacity.

Joint facility refers to the $600 million in aggregate bank-provided revolving credit facility entered into by CMP, NYSEG and RG&E.

Klamath Plant refers to the Klamath gas-fired cogeneration facility.

Management service agreement refers to the service agreement, dated January 1, 2015, between Iberdrola USA and Iberdrola USA Management Corporation.

Merger agreement refers to the Agreement and Plan of Merger, dated February 25, 2015, as it may be amended from time to time, by and among UIL Holdings Corporation, Iberdrola USA, Inc., and Green Merger Sub, Inc.

Merger consideration refers to the conversion of each share of UIL common stock issued and outstanding immediately prior to the completion of the merger (other than any shares owned by UIL that are not owned on behalf of third parties) into the right to receive one validly issued share of the combined company common stock, credited as fully paid, and $10.50 in cash, without interest and less any applicable withholding taxes

Merger sub refers to Green Merger Sub, Inc.

Non-U.S. holder refers to a beneficial owner of shares of UIL common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes.

OCC refers to the Office of Consumer Counsel for the State of Connecticut.

Outside date refers to December 31, 2015 (as such date may be extended pursuant to the merger agreement).

Record date refers to                     , 2015, the record the date of the special meeting. Only shareowners of record as of the close of business on                     , 2015 are entitled to notice of, and to vote at, the special meeting.

Reimbursable expenses refers to all reasonable and documented out-of-pocket fees and expenses incurred by Iberdrola USA and its affiliates in connection with the merger agreement or the transaction (including with respect to obtaining financing), in an amount not to exceed $15,000,000.

Revolving credit facility refers to the $300 million revolving credit facility entered on May 30, 2012 by Iberdrola USA with a syndicate of nine banks.

Shared services agreement refers to the Agreement for the Provision of Services and Resource Allocation, dated June 27, 2014, between Iberdrola S.A. and Iberdrola USA.

Shareholder agreement term sheet refers to the shareholder agreement term sheet attached as an exhibit to the merger agreement.

Significant Shareholder refers to a Non-U.S. holder that has owned, directly or indirectly, more than 5% of UIL’s common stock at any time during the Testing Period.

Special meeting refers to the special meeting of shareowners of UIL Holdings Corporation, a Connecticut corporation, or UIL, to be held on                     , 2015, at                     Eastern time, at Quinnipiac University, Center for Medicine, Nursing and Health Sciences, 370 Bassett Road, North Haven, Connecticut 06473.

Stock consideration refers to the conversion of each issued share of UIL common stock (other than any shares owned by UIL that are not owned on behalf of third parties) into the right to receive one share of common stock of the combined company as a result of the merger.

Strategic Bonus Plan refers to the 2014-2016 Strategic Bonus Plan of Iberdrola, S.A. for senior officers and officers of Iberdrola, S.A. and its subsidiaries.

Sublimit refers to the maximum borrowing entitlement of a joint borrower under the terms of the joint facility.

Superior proposal refers to a “superior proposal” as that term is defined in the merger agreement.

Surviving corporation refers to the surviving corporation of the merger, merger sub, which will survive the merger as a wholly-owned subsidiary of the combined company.

Target total remuneration refers to one times base salary plus one times annual incentive compensation, plus the amount of the most recently approved target long-term incentive award.

Termination fee refers to the termination fee of $75,000,000 payable by UIL to Iberdrola USA in certain circumstances under the merger agreement.

Testing Period refers to, with respect to a Non-U.S. holder, the shorter of (i) the five year period preceding the effective time of the merger and (ii) the period during which the Non-U.S. holder held its UIL common stock.

Transaction or transactions refers to the merger and the other transactions contemplated by the merger agreement.

UIL board refers to the members of the board of directors of UIL Holdings Corporation immediately prior to the completion of the merger.

UIL board recommendation refers to the approval, recommendation or declaration of advisability by the UIL board or any committee of the UIL board in respect of the merger agreement and the transactions.

UIL common stock refers to each share of common stock of UIL Holdings Corporation outstanding prior to the completion of the merger.

UIL equity right refers to each award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards granted or deferred under a UIL stock plan and relating to shares of UIL common stock.

UIL forecasts refers to the certain non-public financial forecasts UIL provided to Morgan Stanley, Iberdrola USA and the UIL board.

UIL material adverse effect refers to a “UIL material adverse effect” as that term is defined in the merger agreement.

UIL performance award refers to any UIL stock award that is, immediately prior to the effective time, subject to any performance-based vesting or other performance conditions

UIL required statutory approvals refers to certain statutory approvals required by UIL as identified in the merger agreement.

UIL restricted shares refers to each award of restricted UIL common stock granted under the UIL stock plans that is outstanding and unvested or otherwise subject to forfeiture or other restrictions as of immediately prior to the effective time.

UIL stock awards refers to the UIL equity rights together with the UIL restricted shares.

Unaffiliated committee refers to a committee of “independent” directors (as defined in the shareholder agreement) of the combined company. Under the shareholder agreement, a director will be considered

“independent” if he or she is independent under the rules of NYSE with respect to the combined company, and would be independent under the rules of NYSE with respect to Iberdrola, S.A. if he or she was a director of Iberdrola, S.A.

Further, as used in this proxy statement/prospectus, the abbreviations contained herein have the meanings set forth below.

2011 Act	Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011

AIP	Annual incentive plan

AMI	Advanced metering infrastructure

Army Corps	U.S. Army Corps of Engineers

BBVA	Banco Bilbao Vizcaya Argentaria

Bcf	One billion cubic feet

BGEPA	Bald and Golden Eagle Protection Act

BLM	U.S. Bureau of Land Management

BMG	Bank Mendes Gans, N.V.

BNEF	Bloomberg New Energy Finance

Broadridge	Broadridge Corporate Issuer Solutions, Inc.

CAIDI	Customer Average Interruption Duration Index

CAR/PAR	Corrective action reports/preventative action reports

CBCA	Connecticut Business Corporation Act (as now or hereafter may be amended)

CEC	Connecticut Energy Corporation

CFIUS	Committee on Foreign Investment in the United States

CFTC	Commodity Futures Trading Commission

CIC Plan	UIL Change in Control Severance Plan II

CMP	Central Maine Power Company

COBRA	Consolidated Omnibus Budget Reconciliation Act of 1985

CTG	CTG Resources, Inc.

DEEP	Connecticut Department of Energy and Environmental Protection

DER	Distributed energy resources

DHS	Department of Homeland Security

Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act

DOE	Department of Energy

DOER	Massachusetts Department of Energy Resources

DOJ	Department of Justice

DOT	Department of Transportation

DPU	Massachusetts Department of Public Utilities

DSP	Distributed System Platform

DTh	Dekatherm

EBITDA	Earnings before interest, taxes, depreciation and amortization

EEI	Edison Electric Institute

EIA	U.S. Energy Information Administration

EPA	Environmental Protection Agency

EPAct 2005	Energy Policy Act of 2005

ERCOT	Electric Reliability Council of Texas

ERISA	Employee Retirement Income Security Act

ERISA Excess Plan	Energy East Corporation ERISA Excess Plan

ESA	Endangered Species Act

ESM	Earnings sharing mechanism

Exchange Act	The Securities Exchange Act of 1934, as amended

Exon-Florio	Section 721 of the Defense Production Act of 1950 as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, and as amended by The Foreign Investment National Security Act of 2007.

EY	Ernst & Young LLP

FASB	Financial Accounting Standards Board

FCC	Federal Communications Commission

FERC	Federal Energy Regulatory Commission

FFO	Funds from operations

FIRPTA	Foreign Investment in Real Property Tax Act of 1980

FirstEnergy	FirstEnergy Corp.

Fitch	Fitch Rating Inc.

FPA	Federal Power Act

FTC	Federal Trade Commission

GAAP	Generally Accepted Accounting Principles

GW	Gigawatts

HLPSA	Hazardous Liquids Pipeline Safety Act of 1979

HSR	Hart-Scott-Rodino Antitrust Improvements Act of 1976

Iberdrola Energy Holdings	Iberdrola Energy Holdings, LLC

Iberdrola Networks	Iberdrola USA Networks, Inc.

Iberdrola Renewables	Iberdrola Renewables, LLC

Iberdrola USA	Iberdrola USA, Inc., a New York Corporation

IEA	International Energy Agency

IFRS	International Financial Reporting Standards

IRHI	Iberdrola Renewables Holdings, Inc.

IRS	Internal Revenue Service

ISO	Independent system operator

ISO-NE	ISO New England, Inc.

kV	Kilovolts

kWh	Kilowatt-hour

Lazard	Lazard Freres & Co.

LDC	Local natural gas distribution companies

LTIR	Iberdrola USA lost time injury rate

MBTA	Migratory Bird Treaty Act

MNG	Maine Natural Gas Company

Moody’s	Moody’s Investors Services

Morgan Stanley	Morgan Stanley & Co. LLC

MPUC	Maine Power Utilities Commission

MRPP	Maine Reliability Power Program

MtM	Mark to market

MW	Megawatts

MWh	Megawatt-hours

NERC	North American Electric Reliability Corporation

New York TransCo	New York TransCo, LLC.

NGA	Natural Gas Act of 1938

NGPSA	Natural Gas Pipeline Safety Act of 1968

NOL	Net operating loss

NYBCL	New York Business Corporation Law (as now or hereafter may be amended)

NYISO	New York Independent System Operator, Inc.

NYPSC	New York State Public Service Commission

NYSE	New York Stock Exchange

NYSEG	New York State Electric & Gas Corporation

OCI	Other comprehensive income

OIR	Iberdrola USA Occupational Safety and Health Administration incidence rate

Okapi	Okapi Partners of New York

OSHA	Occupational Safety and Health Act, as amended

PCAOB	Public Company Accounting Oversight Board

PGW	Philadelphia Gas Works

PHMSA	Pipeline and Hazardous Materials Safety Administration

PMVIR	Iberdrola USA preventable motor vehicle incident rate

PPA	Power purchase agreement

PSP	Performance Share Plan

PUCT	Public Utility Commission of Texas

PUHCA 2005	Public Utility Holding Company Act of 2005

PURA	Connecticut Public Utilities Regulatory Authority

RDM	Revenue decoupling mechanism

REV	Reforming the Energy Vision

RFP	Request for Proposals for Clean Energy and Transmission

RG&E	Rochester Gas & Electric Corporation

ROE	Return on equity

RPS	Renewable Portfolio Standards

RTO	Regional transmission organizations

SAIFI	System Average Interruption Frequency Index

SEC	United States Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

SOX	Sarbanes-Oxley Act

SPE	Special purpose entity

SPHI	ScottishPower Holdings, Inc.

Standard & Poor’s	Standard & Poor’s Rating Group, a division of McGraw-Hill Companies, Inc.

Tcf	Trillion cubic feet

U.S. GAAP	U.S. Generally Accepted Accounting Principles

UI	The United Illuminating Company

UIL	UIL Holdings Corporation, a Connecticut Corporation

USRPHC	United States real property holding corporation

USRPI	U.S. real property interest

VaR	Value-at-Risk

WECC	Western Electricity Coordinating Council

IBERDROLA USA, INC.

INDEX TO FINANCIAL STATEMENTS

Page
IBERDROLA USA, INC. AND SUBSIDIARIES
AUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-2
Iberdrola USA, Inc. and Subsidiaries Combined and Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012	F-3
Iberdrola USA, Inc. and Subsidiaries Combined and Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2014, 2013 and 2012	F-4
Iberdrola USA, Inc. and Subsidiaries Consolidated Balance Sheets as of December 31, 2014 and 2013	F-5
Iberdrola USA, Inc. and Subsidiaries Combined and Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-7
Iberdrola USA, Inc. and Subsidiaries Combined and Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012	F-8
Notes to the Combined and Consolidated Financial Statements	F-9
Schedule I—Financial Statements of Parent	F-70
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Iberdrola USA, Inc. and Subsidiaries Condensed Consolidated Statements of Income for the six months ended June 30, 2015 and 2014	F-75
Iberdrola USA, Inc. and Subsidiaries Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2015 and 2014	F-76
Iberdrola USA, Inc. and Subsidiaries Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014	F-77
Iberdrola USA, Inc. and Subsidiaries Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2014	F-79
Iberdrola USA, Inc. and Subsidiaries Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2015 and 2014	F-80
Notes to the Condensed Consolidated Financial Statements	F-81

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Iberdrola USA, Inc.

We have audited the accompanying consolidated balance sheets of Iberdrola USA, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related combined and consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed in the index to the financial statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Iberdrola USA, Inc. and subsidiaries at December 31, 2014 and 2013, and the combined and consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young, LLP

New York, New York

July 17, 2015

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Combined and Consolidated Statements of Operations

Years Ended December 31,	2014	2013	2012
(Millions, except for number of shares)
Operating Revenues	$4,594	$4,313	$4,055

Operating Expenses
Purchased power, natural gas and fuel used	1,181	1,088	1,033
Operations and maintenance	1,552	1,530	1,415
Impairment of non-current assets	25	620	463
Depreciation and amortization	629	617	571
Taxes other than income taxes	322	302	322

Total Operating Expenses	3,709	4,157	3,804

Operating Income From Continuing Operations	885	156	251

Other Income and (Expense)
Other income and (expense)	52	54	117
Earnings (losses) from equity method investments	12	(3)	(3)
Interest expense, net of capitalization	(243)	(245)	(316)

Income (Loss) Before Income Tax	706	(38)	49
Income tax expense (benefit)	282	26	(121)

Income (Loss) From Continuing Operations	424	(64)	170
Discontinued Operations
Income from discontinued operations	—	—	131
Income tax expense	—	—	57

Income From Discontinued Operations	—	—	74

Net Income (Loss)	424	(64)	244
Less: Net income attributable to noncontrolling interests	—	1	1

Net Income (Loss) Attributable to Iberdrola USA, Inc.	$424	$(65)	$243

Earnings (Loss) Per Common Share, Basic and Diluted:
Continuing operations	$1.7	$(0.3)	$0.7
Discontinued operations	—	—	0.3

Total Earnings (Loss) Per Common Share, Basic and Diluted	$1.7	$(0.3)	$1.0

Weighted-average Number of Common Shares Outstanding:
Basic and diluted	243	243	243

The accompanying notes are an integral part of our combined and consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Combined and Consolidated Statements of Comprehensive Income (Loss)

Years Ended December 31,	2014	2013	2012
(Millions)
Net Income (Loss)	$424	$(64)	$244
Other Comprehensive Income, Net of Tax
Amounts arising during the year, net of tax:
Gain(Loss) on revaluation of defined benefit plans	1	1	(8)
Amortization of pension cost for nonqualified plans	(3)	(1)	—
Unrealized gain (loss) during the year on derivatives qualified as hedges	(2)	—	7
Reclassifications to net income net of tax:
Reclassification adjustment for loss on settled cash flow hedges	5	7	6

Other Comprehensive Income, Net of Tax	1	7	5

Comprehensive Income (Loss)	425	(57)	249
Less:
Comprehensive income attributable to noncontrolling interests	—	1	1

Comprehensive Income (Loss) attributable to Iberdrola, USA Inc.	$425	$(58)	$248

The accompanying notes are an integral part of our combined and consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Consolidated Balance Sheets

As of December 31,	2014	2013
(Millions)
Assets
Current Assets
Cash and cash equivalents	$482	$219
Accounts receivable and unbilled revenues, net	841	869
Accounts receivable from affiliates	50	21
Notes receivable from affiliates	—	10
Derivative assets	134	98
Fuel and gas in storage	229	298
Materials and supplies	98	88
Deferred income taxes	68	26
Prepayments and other current assets	288	328
Regulatory assets	80	35
Deferred income taxes regulatory	29	20

Total Current Assets	2,299	2,012

Property, plant and equipment, at cost	21,499	20,812
Less: accumulated depreciation	(5,796)	(5,339)

Net Property, Plant and Equipment in Service	15,703	15,473
Construction work in progress	1,396	1,208

Total Property, Plant and Equipment	17,099	16,681

Equity method investments	262	278
Other investments	91	156
Regulatory assets	2,399	1,925
Other Assets
Goodwill	1,361	1,361
Intangible assets	569	599
Derivative assets	93	53
Pension	—	53
Other	79	91

Total Other Assets	2,102	2,157

Total Assets	$24,252	$23,209

The accompanying notes are an integral part of our combined and consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Consolidated Balance Sheets

As of December 31,	2014	2013
(Millions)
Liabilities
Current Liabilities
Current portion of debt	$148	$25
Tax equity financing arrangements	124	118
Notes payable	—	14
Interest accrued	39	47
Accounts payable	684	777
Accounts payable to affiliates	239	47
Taxes accrued	8	21
Derivative liability	103	152
Other current liabilities	275	345
Regulatory liabilities	153	84

Total Current Liabilities	1,773	1,630

Regulatory liabilities	1,206	1,151
Deferred income taxes regulatory	462	313

Other Non-current Liabilities
Deferred income taxes	2,322	2,122
Deferred income	1,621	1,703
Pension and other postretirement	785	402
Tax equity financing arrangements	277	400
Derivative liability	38	29
Asset retirement obligations	234	209
Environmental remediation costs	284	260
Other	278	264

Total Other Non-current Liabilities	5,839	5,389

Non-current Debt	2,516	2,696

Total Non-current Liabilities	10,023	9,549

Total Liabilities	11,796	11,179

Commitments and Contingencies	—	—
Equity
Stockholder’s Equity:
Common stock	—	—
Additional paid-in capital	11,378	11,378
Retained earnings	1,161	737
Accumulated other comprehensive loss	(99)	(100)

Total Stockholder’s Equity	12,440	12,015
Noncontrolling interests	16	15

Total Equity	12,456	12,030

Total Liabilities and Equity	$24,252	$23,209

The accompanying notes are an integral part of our combined and consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Combined and Consolidated Statements of Cash Flows

Years Ended December 31,	2014	2013	2012
(Millions)
Cash Flow from Operating Activities
Net income (loss)	$424	$(64)	$244
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	629	617	571
Impairment of non-current assets	25	620	463
Accretion expenses	14	14	10
Regulatory assets/liabilities amortization	(38)	(2)	(29)
Regulatory assets/liabilities carrying cost	35	21	15
Pension cost	74	96	82
(Earnings) Losses from equity method investments	(12)	3	3
Unrealized (losses)gains on marked to market derivative contracts	(116)	4	(11)
Gain from discontinued operations, net of income tax	—	—	(69)
Deferred taxes	261	49	(108)
Changes in current operating assets and liabilities
Decrease (increase) in accounts receivable and unbilled revenues, net	(1)	56	(109)
Decrease (increase) in inventories	58	(1)	(11)
Decrease (increase) in other assets, net	(101)	(126)	(113)
Increase (decrease) in accounts payable	27	(208)	(226)
Increase (decrease) in other liabilities	(110)	123	92
Increase (decrease) in taxes accrued	(13)	2	(2)
Increase (decrease) in regulatory assets/liabilities	175	(27)	(79)

Net Cash provided by Operating Activities	1,331	1,177	723

Cash Flow from Investing Activities
Capital expenditures	(1,030)	(944)	(1,789)
Proceeds from disposal of property, plant and equipment	—	2	—
Contributions in aid of construction	43	24	23
Government grants	4	31	296
Proceeds from sale of businesses, net of cash	31	—	102
Receipts from affiliates	10	—	182
Other investments and equity method investments	54	19	39

Net Cash used in Investing Activities	(888)	(868)	(1,147)

Cash Flow from Financing Activities
Capital contributions from Parent	—	153	—
Non-current note issuance	—	225	375
Repayments of non-current debt	(27)	(273)	(255)
Proceeds (repayments) of other short-term debt, net	(14)	(165)	104
Proceeds from sales leaseback	—	110	—
Repayments of capital leases	(21)	(21)	(2)
Debt issuance cost	—	—	(4)
Payments on tax equity financing arrangements	(119)	(173)	(98)
Repurchase of redeemable preferred stock of subsidiaries	—	—	(12)
Contribution from noncontrolling interest	4	—	—
Dividends to noncontrolling interests	(3)	—	(2)

Net Cash Provided by (used in) Financing Activities	(180)	(144)	106

Net Increase (Decrease) in Cash and Cash Equivalents	263	165	(318)

Cash and Cash Equivalents, Beginning of Year	219	54	372

Cash and Cash Equivalents, End of Year	$482	$219	$54

Supplemental Cash Flow Information
Cash paid for interest, net of amounts capitalized	$133	$147	$155

Cash paid (refund) for income taxes	21	(30)	9

The accompanying notes are an integral part of our combined and consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Combined and Consolidated Statements of Changes in Equity

	Iberdrola USA, Inc. Stockholder
(Millions, except for number of shares)	Number of shares (*)	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balances, December 31, 2011	243	$10,632	$559	$(112)	$15	$11,094
Net income	—	—	243	—	1	244
Other comprehensive income, net of tax	—	—	—	5	—	5

Comprehensive income						249

Dividends to non-controlling interests	—	—	—	—	(2)	(2)

Balances, December 31, 2012	243	10,632	802	(107)	14	11,341

Net income (loss)	—	—	(65)	—	1	(64)
Other comprehensive income, net of tax	—	—	—	7	—	7

Comprehensive loss						(57)

Capital contribution	—	746		—	—	746

Balances, December 31, 2013	243	11,378	737	(100)	15	12,030

Net income	—	—	424	—	—	424
Other comprehensive income, net of tax	—	—	—	1	—	1

Comprehensive income						425

Capital contribution from non-controlling interests	—	—	—	—	4	4
Dividends to non-controlling interests	—	—	—	—	(3)	(3)

Balances, December 31, 2014	243	$11,378	$1,161	$(99)	$16	$12,456

(*)	Par value of share amounts is $.01

The accompanying notes are an integral part of our combined and consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements

Note 1. Background and Nature of Operations

Iberdrola USA, Inc. (IUSA or We) is an energy services holding company engaged through its principal subsidiaries IUSA Networks, Inc. (Networks) and Iberdrola Renewables Holding, Inc. (IRHI) in the regulated energy distribution, renewable energy generation (Renewables) and gas businesses (Gas), collectively (Renewables and Gas). IUSA is a wholly owned subsidiary of Iberdrola S.A. (Iberdrola), a corporation organized under the laws of the Kingdom of Spain. IUSA was organized in 1997 as Energy East Corporation under the laws of New York as the holding company for the principal operating utility companies.

Reorganization

On November 20, 2013, we completed a series of reorganizations (Reorganization) of entities under common control. The Reorganization included the transfer of IRHI from an affiliate of Iberdrola to IUSA, and the transfer of the principal operating utility companies from IUSA to Networks.

IUSA and IRHI were acquired by Iberdrola in 2008 and 2007, respectively, and they have been under common control of Iberdrola for all periods presented. Networks was formed as part of the Reorganization in November 2013. Networks is a public utility sub-holding company operating under the Public Utility Holding Company Act of 2005 with operations in New York and Maine. The wholly owned subsidiaries and the operating utility companies of Networks include: CMP Group - Central Maine Power Company (CMP), RGS - New York State Electric & Gas Corporation (NYSEG), Rochester Gas & Electric Corporation (RGE) and Maine Natural Gas Company (MNG). IRHI is the sub-holding company of the unregulated energy business that includes the renewable energy and the gas trading and storage businesses.

The transfer of a business among entities under common control is accounted for at carrying amount with retrospective adjustment of prior period financial statements similar to the manner in which a pooling-of-interest was accounted for under accounting principles generally accepted in the United States of America (U.S.GAAP).

Transaction with UIL Holdings Corporation (UIL Holdings)

On February 25, 2015, we announced that IUSA had entered into a definitive merger agreement (the Agreement) with UIL Holdings and Green Merger Sub, Inc. (Merger Sub), wholly owned subsidiary of IUSA, under which UIL Holdings will merge with and into Merger Sub. Subsequent to the transaction closing, Merger Sub will be the surviving corporation and will change its name to UIL Holdings Corporation and remain a direct or indirect wholly-owned subsidiary of IUSA. IUSA will then become a newly listed U.S. publicly-traded company. In connection with the merger, each issued and outstanding share of the common stock of UIL Holdings will be converted into the right to receive one validly issued share of common stock of the newly listed company and $10.50 in cash. Immediately following the consummation of the merger, former holders of UIL Holdings’ common stock will own approximately 18.5% of the newly listed company. The merger is subject to certain closing conditions, including the approval of the shareowners of UIL Holdings and other regulatory approvals.

Note 2. Basis of Presentation

The accompanying combined and consolidated financial statements have been prepared in accordance with U.S GAAP and are presented on a combined basis prior to the Reorganization, and on a consolidated basis subsequent to the Reorganization. For the periods prior to the Reorganization the combined financial statements include IUSA, IRHI and Networks (combined entities) all of which were under common control of Iberdrola, and for the periods subsequent to the Reorganization, the consolidated financial statements include IUSA and its

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

consolidated subsidiaries Networks and IRHI (consolidated entities). The combined financial statements have been prepared on a combined basis for the purpose of including them in a registration statement and to allow for comparability with the consolidated financial statements for the periods subsequent to the Reorganization. All intercompany transactions and accounts have been eliminated in all periods presented.

As a result of the common control transfers occurring as part of the Reorganization, management recorded the net assets of IRHI in these combined and consolidated financial statements at the historical accounting basis of Iberdrola. The historical accounting basis of Iberdrola includes purchase accounting adjustments related to Iberdrola’s acquisition of IRHI in 2007. At the time of the Reorganization, the holding of Networks was not considered to be a substantive operating entity as it did not hold any direct operations prior to it and the Networks businesses had always been a part of IUSA. As a result the net assets of Networks in these combined and consolidated financial statements are recorded at the historical accounting basis of IUSA, which do not include purchase accounting adjustments related to Iberdrola’s acquisition of Energy East in 2008.

Note 3. Summary of Significant Accounting Policies, New Accounting Pronouncements, and Use of Estimates

Significant Accounting Policies

We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our combined and consolidated financial statements:

(a) Principles of consolidation and combination

We consolidate the entities in which we have a controlling financial interest, after the elimination of intercompany transactions. Investments in common stock where we have the ability to exercise significant influence, but not control, are accounted for using the equity method of accounting.

(b) Revenue recognition

Revenue from the sale of energy by our regulated utilities is recognized in the period during which the sale occurs. The calculation of revenue earned but not yet billed is based on the number of days not billed in the month, the estimated amount of energy delivered during those days and the estimated average price per customer class for that month. Differences between actual and estimated unbilled revenue are usually immaterial.

Revenues on sales of wholesale energy and energy related products and natural gas are recognized either when the service is provided or the product is delivered.

We also provide natural gas storage services to customers. The natural gas remains the property of these customers at all times. Customers pay a two part rate that includes (i) a fixed fee reserving the right to store natural gas in our facilities and, (ii) a per unit rate for volumes actually injected into or withdrawn from storage. The fixed fee component of the overall rate is recognized as revenue in the period the service is provided. The per-unit charge is recognized as revenue when the volumes are injected into or withdrawn from our storage facilities.

(c) Regulatory accounting

We account for our regulated utilities operations in accordance with the authoritative guidance applicable to entities with regulated operations that meet the following criteria: (i) rates are established or approved by a third-party

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

regulator; (ii) rates are designed to recover the entity’s cost of providing regulated services or products, and; (iii) there is a reasonable expectation that rates are set at levels that will recover the entity’s costs and be collected from customers. Regulatory assets represent incurred costs that have been deferred because of their probable future recovery from customers through regulated rates. Regulatory liabilities represent: (i) the excess recovery of costs or accrued credits that have been deferred because it is probable such amounts will be returned to customers through future regulated rates; or (ii) billings in advance of expenditures for approved regulatory programs.

Regulatory assets and liabilities are amortized and the related expense or revenue is recognized in the combined and consolidated statements of operations consistent with the recovery or refund included in customer rates. We believe that it is probable that our currently recorded regulatory assets and liabilities will be recovered or settled in future rates.

(d) Equity method investments

Joint ventures that do not meet consolidation criteria are accounted for using the equity method. Earnings (losses) recognized under the equity method are reflected in the combined and consolidated statements of operations as “Earnings (losses) from equity method investments”. Dividends received from joint ventures are recognized as a reduction in the carrying amount of the investment and are not recognized as dividend income.

(e) Goodwill and other intangible assets

Goodwill represents future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the fair value of any noncontrolling interest and the acquisition date fair value of any previously held equity interest in the acquiree over the fair value of the net identifiable assets acquired and liabilities assumed.

Goodwill is not amortized, but is subject to an assessment for impairment at least annually or more frequently if events occur or circumstances change that will more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. A reporting unit is an operating segment or one level below an operating segment and is the level at which goodwill is tested for impairment. In assessing goodwill for impairment we have the option of first performing a qualitative assessment to determine whether a quantitative assessment is necessary (step zero). If it is determined, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not greater than the carrying amount, no further testing is required. If we bypass step zero or perform the qualitative assessment, but determine that it is more likely than not that its fair value is less than its carrying amount, a quantitative two step fair value based test is performed. Step one compares the fair value of the reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, step two is performed. Step two requires an allocation of fair value to the individual assets and liabilities using business combination accounting guidance to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than its carrying amount, an impairment loss is recorded as a reduction to goodwill and a charge to operating expense.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic life, which ranges from four to forty years, and assessed for impairment whenever there is an indication that the intangible

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

asset may be impaired. The amortization expense on intangible assets with finite lives is recognized in the combined and consolidated statements of operations as the expense category that is consistent with the function of the intangible assets.

Indefinite life intangible assets are not subject to amortization and are instead tested for impairment on an annual basis or when impairment indicators exist.

(f) Property, plant and equipment

Property, plant and equipment are accounted for at historical cost. In cases where we are required to dismantle installations or to recondition the site on which they are located, the estimated cost of removal or reconditioning are added to the carrying amount of the asset with a credit to asset retirement obligations (ARO).

Development and construction of our various facilities are carried out in stages. Project costs are expensed during early stage development activities. Once certain development milestones are achieved and it is probable that we can obtain future economic benefits from a project, salaries and wages for persons directly involved in the project, and engineering, permits, licenses, wind measurement and insurance costs are capitalized. Development projects in construction are reviewed periodically for any indications of impairment.

Assets are transferred from “Construction work in progress” to “Property, plant and equipment” when they are available for service.

Wind turbine and related equipment costs, other project construction costs, and interest costs related to the project are capitalized during the construction period through substantial completion. AROs are recorded at the date projects achieve commercial operations.

The cost of plant, and equipment in use is depreciated on a straight-line basis, less any estimated residual value. The main asset categories are depreciated over the following estimated useful lives:

Major class	Asset Category	Estimated Useful Life (years)
Plant	Combined cycle plants	30-35
	Hydroelectric power stations	40-90
	Wind power stations	25
	Gas storage	25-40
	Transport facilities	33-75
	Distribution facilities	15-80

Equipment	Conventional meters and measuring devices	20-41
	Computer software	3-10

Other	Buildings	20-60
	Operations offices	5-32

Networks determine depreciation expense using the straight-line method, based on the average service lives of groups of depreciable property, which include estimated cost of removal, in service at each operating company. Consistent with FERC accounting requirements, Networks charge the original cost of utility plant retired or otherwise disposed of to accumulated depreciation.

We charge repairs and minor replacements to operating expenses, and capitalize renewals and betterments, including certain indirect costs.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

(g) Impairment of long lived assets

We evaluate property, plant, and equipment and other long lived assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is required to be recognized if the carrying amount of the asset exceeds the undiscounted future net cash flows associated with that asset.

The impairment loss to be recognized is the amount by which the carrying amount of the long lived asset exceeds the asset’s fair value. Depending on the asset, fair value may be determined by use of a discounted cash flow model.

(h) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place in either the principal market for the asset or liability, or, in the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset according to its highest and best use, or by selling it to another market participant that would use the asset according to its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the combined and consolidated financial statements are categorized within the fair value hierarchy based on the transparency of input to the valuation of an asset or liability as of the measurement date.

The three input levels of the fair value hierarchy are as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability either directly or indirectly, for substantially the full term of the contract.

•	Level 3 - one or more inputs to the valuation methodology are unobservable or cannot be corroborated with market data.

Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

(i) Available for sale securities

Securities that do not qualify as either securities held-to-maturity or trading securities, and which have a readily available fair value, are classified as securities available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, in other comprehensive income or loss.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

(j) Derivatives and hedge accounting

Derivatives are recognized on the balance sheets at their fair value, except for certain electricity commodity purchases and sales contracts for both capacity and energy (physical contracts) that qualify for, and are elected under, the normal purchases and normal sales exception. To be a derivative under the accounting standards for derivatives and hedging, an agreement would need to have a notional and an underlying, require little or no initial net investment and could be net settled. Changes in the fair value of a derivative contract are recognized in earnings unless specific hedge accounting criteria are met.

Derivatives that qualify and are designated for hedge accounting are classified as fair value or cash flow hedges. For fair value hedges, changes in fair values for both the derivative and the underlying hedged exposure are recognized in earnings each period. For cash flow hedges, the portion of the derivative gain or loss that is effective in offsetting the change in the hedged cash flows of the underlying exposure is deferred in Other Comprehensive Income (OCI) and later reclassified into earnings when the underlying transaction occurs. For all designated and qualifying hedges, we maintain formal documentation of the hedge and effectiveness testing in accordance with the accounting standards for derivatives and hedging. If we determine that the derivative is no longer highly effective as a hedge, hedge accounting will be discontinued prospectively. For cash flow hedges of forecasted transactions, we estimate the future cash flows of the forecasted transactions and evaluate the probability of the occurrence and timing of such transactions.

Changes in conditions or the occurrence of unforeseen events could require discontinuance of the hedge accounting or could affect the timing of the reclassification of gains or losses on cash flow hedges from OCI into earnings. Gains and losses from the ineffective portion of any hedge are recognized in earnings immediately. Changes in the fair value of electric and natural gas hedge contracts are recorded to derivative assets or liabilities with an offset to regulatory assets or regulatory liabilities in accordance with the requirements concerning accounting for regulated operations.

(k) Cash and cash equivalents

Cash and cash equivalents comprises cash, bank accounts, and other highly-liquid short-term investments. We consider all highly liquid investments with a maturity date of three months or less when acquired to be cash equivalents and those investments are included in “Cash and cash equivalents”. Restricted cash amounts are included as other non-current assets in the consolidated balance sheets.

(l) Accounts receivable and unbilled revenue, net

We record accounts receivable at amounts billed to customers. Certain accounts receivable and payable related to our wholesale activities associated with generation and delivery of electric energy and associated environmental attributes, origination and marketing, natural gas storage, hub services, and energy management, are subject to master netting agreements with counterparties, whereby we have the legal right to offset the balances, which are settled on a net basis. Receivables and payables subject to such agreements are presented in our consolidated balance sheets on a net basis.

Accounts receivable include amounts due under Deferred Payment Arrangements (DPA). A DPA allows the account balance to be paid in installments over an extended period of time, which generally exceeds one year, by negotiating mutually acceptable payment terms. The utility company generally must continue to serve a customer who cannot pay an account balance in full if the customer (i) pays a reasonable portion of the balance; (ii) agrees to pay the balance in installments; and (iii) agrees to pay future bills within thirty days until the DPA is paid in full. These accounts are part of the regular operating cycle and are classified as short term.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The provision for bad debts account is established by using both historical average loss percentages to project future losses, and specific allowance is established for known credit issues. Amounts are written off when we believe that a receivable will not be recovered.

(m) Tax equity financing arrangements

We have undertaken several structured institutional partnership investment transactions that bring in external investors in certain of our wind farms in exchange for cash and notes receivable. Following an analysis of the economic substance of these transactions, we classify the consideration received at the inception of the arrangement as a liability in the consolidated balance sheets. Subsequently, this consideration is measured at amortized cost.

(n) Debentures, bonds and bank borrowings

Borrowings, debentures and bank borrowings are recorded as a liability equal to the proceeds of the borrowings. The difference between the proceeds and the face amount of the issued liability is treated as discount or premium and is amortized as interest expense or income over the life of the instrument. Incremental costs associated with issuance of the debt instruments are deferred and amortized over the same period as debt discount or premium.

(o) Inventory

Inventory comprises fuel and gas in storage and materials and supplies. Through our gas trading operations, we own natural gas that is stored in both self-owned and third-party owned underground storage facilities. This gas is recorded as inventory. Injections of inventory into storage are priced at the market purchase cost at the time of injection, and withdrawals of working gas from storage are priced at the weighted -average cost in storage. We continuously monitor the weighted-average cost of gas value to ensure it remains at, or below market value.

We also have materials and supplies inventories that are used for construction of new facilities and repairs of existing facilities. These inventories are also priced at weighted-average cost.

Inventory items are combined for the cash flow statement presentation purposes.

(p) Government grants

Our unregulated subsidiaries record government grants related to depreciable assets within deferred income and subsequently amortize them to earnings consistent with the useful life of the related asset. Our regulated subsidiaries record government grants as a reduction to utility plant to be recovered through rate base, in accordance with the prescribed FERC accounting.

In accounting for government grants related to operating and maintenance costs, amounts receivable are recognized as an offset to expenses in the combined and consolidated statements of operations in the period in which the expenses are incurred.

(q) Deferred income

Apart from government grants, we occasionally receive revenues from transactions in advance of the resulting obligations arising from the transaction. It is our policy to defer such revenues to the consolidated balance sheets and amortize them to earnings consistent with the obligations.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

(r) Asset retirement obligations

The fair value of the liability for an ARO and a conditional ARO is recorded in the period in which it is incurred, capitalizing the cost by increasing the carrying amount of the related long lived asset. The ARO is associated with our long lived assets and primarily consists of obligations related to removal or retirement of asbestos, polychlorinated biphenyl-contaminated equipment, gas pipeline, cast iron gas mains, and electricity generation facilities. The liability is adjusted periodically to reflect revisions to either the timing or amount of the original estimated undiscounted cash flows over time, and to depreciate the capitalized cost over the useful life of the related asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement, the obligation will be either settled at its recorded amount or a gain or a loss will be incurred. Our regulated utilities defer any timing differences between rate recovery and depreciation expense and accretion as either a regulatory asset or a regulatory liability.

The term conditional ARO refers to an entity’s legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within the entity’s control. If an entity has sufficient information to reasonably estimate the fair value of the liability for a conditional ARO, it must recognize that liability at the time the liability is incurred.

Our regulated utilities meet the requirements concerning accounting for regulated operations and we recognize a regulatory liability for the difference between removal costs collected in rates and actual costs incurred. These are classified as accrued removal obligations.

(s) Environmental remediation liability

In recording our liabilities for environmental remediation costs the amount of liability for a site is the best estimate, when determinable; otherwise it is based on the minimum liability or the lower end of the range when there is a range of estimated losses. Our environmental liabilities are recorded on an undiscounted basis. Our environmental liability accruals are expected to be paid through the year 2048.
(t) Post employment and other employee benefits

We sponsor defined benefit pension plans that cover the majority of our employees. We also provide health care and life insurance benefits through various postretirement plans for eligible retirees.

We evaluate our actuarial assumptions on an annual basis and consider changes based on market conditions and other factors. All of our qualified defined benefit plans are funded in amounts calculated by independent actuaries, based on actuarial assumptions proposed by management.

We account for defined benefit pension or other postretirement plans recognizing an asset or liability for the overfunded or underfunded plan status. For a pension plan, the asset or liability is the difference between the fair value of the plan’s assets and the projected benefit obligation. For any other postretirement benefit plan, the asset or liability is the difference between the fair value of the plan’s assets and the accumulated postretirement benefit obligation. Our utility operations reflect all unrecognized prior service costs and credits and unrecognized actuarial gains and losses as regulatory assets rather than in other comprehensive income, as management believes it is probable that such items will be recoverable through the ratemaking process. We use a December 31st measurement date for our benefits plans.

We amortize prior service costs for both the pension and other postretirement benefits plans on a straight-line basis over the average remaining service period of participants expected to receive benefits. For NYSEG and RGE, we amortize unrecognized actuarial gains and losses either over ten years from the time they are incurred

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

as required by the New York Public Service Commission (NYPSC). For our other companies we use the standard amortization methodology under which amounts in excess of ten percent of the greater of the projected benefit obligation or market related value are amortized over the plan participants’ average remaining service to retirement.

(u) Income tax

IUSA and IRHI filed separate consolidated federal income tax returns that included the taxable income or loss of all their respective subsidiaries, which are 80% or more owned, for all tax periods prior to 2013. For the period of January 1, 2013 through November 20, 2013, IUSA, (excluding IRHI), filed a consolidated federal income tax return that included the taxable income or loss of all their subsidiaries, which are 80% or more owned. In addition, a consolidated federal income tax return, that included the taxable income or loss of IRHI and all of its subsidiaries for the entire 2013 tax year and the taxable income or loss of IUSA and all of its subsidiaries for the tax period of November 21, 2013 through December 31, 2013, was filed. Beginning with the 2014 tax year IUSA will file a consolidated federal income tax return that includes the taxable income or loss of all its subsidiaries, including IRHI, which are 80% or more owned.

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities reflect the expected future tax consequences, based on enacted tax laws, of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. In accordance with generally accepted accounting principles for regulated industries, our regulated subsidiaries have established a regulatory asset for the net revenue requirements to be recovered from customers for the related future tax expense associated with certain of these temporary differences. The investment tax credits are amortized over the estimated lives of the related assets.

Deferred tax assets and liabilities are measured at the expected tax rate for the period in which the asset or liability will be realized or settled, based on legislation enacted as of the balance sheet date. Changes in deferred income tax assets and liabilities that are associated with components of other comprehensive income (OCI) are charged or credited directly to OCI. Significant judgment is required in determining income tax provisions and evaluating tax positions. Our tax positions are evaluated under a more-likely-than-not recognition threshold before they are recognized for financial reporting purposes. Valuation allowances are recorded to reduce deferred tax assets when it is not more-likely-than-not that all or a portion of a tax benefit will be realized.

Certain states impose a franchise tax that is computed as the higher of a tax based on income or a tax based on capital. To the extent our state tax based on capital is in excess of the state tax based on income, we report such excess in taxes other than income taxes and taxes accrued in the accompanying combined and consolidated financial statements.

We account for sales tax collected from customers and remitted to taxing authorities on a net basis.

Uncertain tax positions have been classified as non-current unless expected to be paid within one year. Our policy is to recognize interest and penalties on uncertain tax positions as a component of interest expense in the combined and consolidated statements of operations.

New Accounting Standards and Interpretations

(a) Simplifying the presentation of debt issuance costs

The Financial Accounting Standards Board (FASB) issued an amendment in April 2015 that is intended to simplify the presentation of debt issuance costs. Instead of presenting debt issuance costs as a deferred charge

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

(that is, as an asset), the amendments require debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation for debt discounts. The amendment is effective for public entities for financial statements issued for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. The amendments require retrospective application and permit early adoption. We do not expect our adoption of the amendment to affect our results of operations, financial position, or cash flows.

(b) Amendments to the consolidation analysis

In February 2015 the FASB issued an amendment to improve targeted areas of the consolidation guidance and reduce the number of consolidation models. The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The adoption of the amendment is not expected to materially affect the results of operations, financial position, or cash flows.

(c) Pushdown accounting

In November 2014 the FASB issued an amendment on when and how an acquired entity that is a business or nonprofit activity, whether public or nonpublic, can apply pushdown accounting in its separate financial statements upon the occurrence of an event in which an acquirer, either and individual or an entity, obtains control of the acquired entity. The guidance provides an acquired entity with an option to apply pushdown accounting in its separate financial statements. As a result of the new amendment, which was effective when issued, we were not required to apply pushdown accounting to the acquisition of Energy East by Iberdrola in 2008.

(d) Discontinued operations and disposals of components of an entity

The FASB issued an amendment in April 2014 that change the requirements for the reporting of discontinued operations. The new definition of discontinued operations limits reporting to disposals of components that represent strategic shifts that have, or will have, a major effect on an entity’s operations and financial results. The amendments are effective for public business entities for annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of the amendment is not expected to materially affect the results of operations, financial position or cash flows.

(e) Revenue from contracts with customers

In May 2014 the FASB issued an amendment related to the recognition of revenue from contracts with customers and required disclosures. The core principle is for an entity to recognize revenue to represent the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In April 2015, the FASB issued a proposal to defer by one year the effective date of this standard. On July 9, a majority of the FASB voted to approve a one-year deferral of the effective date of the revenue standard for all entities. Thus, the standard now will be effective for annual reporting periods beginning after December 15, 2017 and interim periods therein, with early adoption as of the original effective date permitted. We are currently evaluating how the adoption of the amendment will affect the results of operations, financial position, or cash flows.

(f) Presentation of an Unrecognized Tax Benefit

In July 2013 the FASB issued guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward exists. An

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

unrecognized tax benefit, or a portion of an unrecognized tax benefit, is to be presented as a reduction to a deferred tax asset for an NOL carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The unrecognized tax benefit is to be presented as a liability and should not be combined with deferred tax assets to the extent that an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose. IUSA adopted these amendments effective January 1, 2014. The adoption of these amendments did not materially affect our results of operation, financial position or cash flows.

Use of Estimates and Assumptions

The preparation of our combined and consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) allowance for doubtful accounts and unbilled revenues; (2) asset impairments, including goodwill; (3) depreciable lives of assets; (4) income tax valuation allowances; (5) uncertain tax positions; (6) reserves for professional, workers’ compensation, and comprehensive general insurance liability risks; (7) contingency and litigation reserves; (8) fair value measurements; (9) earnings sharing mechanism; (10) environmental remediation liability; and (11) AROs. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our combined and consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside specialists to assist in our evaluations, as necessary. Actual results could differ from those estimates.

Union bargain agreements

We have approximately 48% of the employees covered by a collective bargaining agreement. Agreements which will expire within the coming year apply to approximately 29% of our employees.

Note 4. Industry Regulation

Electricity and Natural Gas Distribution

The Maine distribution rate stipulation, the Maine transmission Federal Energy Regulatory Commission (FERC) Return on Equity (ROE) case, the New York rate plans, Reforming Energy Vision (REV), and the New York Transmission Company (New York Transco) filings are some of the most important specific regulatory processes that affect Networks.

The revenues of Networks companies are essentially regulated, being based on tariffs established in accordance with administrative procedures set by the various regulatory bodies. The tariffs applied to regulated activities in the U.S. are approved by the regulatory commissions of the different states and are based on the cost of providing service. The revenues of each regulated utility are set to be sufficient to cover all its operating costs, including energy costs, finance costs, and the costs of equity, the last of which reflect our capital ratio and a reasonable ROE.

Energy costs that are set on the New York and New England wholesale markets are passed on to consumers. The difference between energy costs that are budgeted for and those that are actually incurred by the utilities is offset

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

by applying compensation procedures that result in either immediate or deferred tariff adjustments. These procedures apply to other costs, which are in most cases exceptional, such as the effects of extreme weather conditions, environmental factors, regulatory and accounting changes, and treatment of vulnerable customers, that are offset in the tariff process. Any New York revenues that allow a utility to exceed target returns, usually the result of better than expected cost efficiency, are generally shared between the utility and its customers, resulting in future tariff reductions.

Each of the five Networks supply companies must comply with regulatory procedures that differ in form but in all cases conform to the basic framework outlined above. Generally, tariff reviews cover various years and provide for a reasonable ROE, protection, and automatic adjustments for exceptional costs incurred and efficiency incentives.

CMP Distribution Rate Stipulation

On May 1, 2013, CMP submitted its required distribution rate request with the Maine Public Utilities Commission (MPUC). On July 3, 2014, after a fourteen month review process, CMP filed a rate stipulation agreement on the majority of the financial matters with the MPUC. The stipulation agreement was approved by the MPUC on August 25, 2014. The stipulation agreement also noted that certain rate design matters would be litigated, which the MPUC ruled on October 14, 2014.

The rate stipulation agreement provided for an annual CMP distribution tariff increase of 10.7% or $24.3 million. The rate increase was based on a 9.45% ROE and 50% equity capital. CMP was authorized to implement a Rate Decoupling Mechanism (RDM) which protects CMP from variations in sales due to energy efficiency and weather. CMP also adjusted its storm costs recovery mechanism whereby it is allowed to collect in rates a storm allowance and to defer actual storm costs when such storm event costs exceed $3.5 million. CMP and customers share storm costs that exceed a certain balance on a fifty-fifty basis, with CMP’s exposure limited to $3.0 million annually.

CMP has made a separate regulatory filing for a new customer billing system replacement. In accordance with the stipulation agreement, a new billing system is needed. CMP has filed a request for a separate rate recovery mechanism.

The rate stipulation does not have a predetermined rate term. CMP has the option to file for new distribution rates at its own discretion. The rate stipulation does not contain service quality targets or penalties. The rate stipulation also does not contain any earning sharing requirements.

Transmission - FERC ROE Proceeding

See Note 12 - Commitments and Contingent Liabilities - for a further discussion.

CMP’s transmission rates are determined by a tariff regulated by the FERC and administered by ISO New England, Inc (ISO-NE). Transmission rates are set annually pursuant to a FERC authorized formula that allows for recovery of direct and allocated transmission operating and maintenance expenses, and for a return of and on investment in assets. The FERC provided a base ROE of 11.14% and additional incentive adders applicable to assets based upon vintage, voltage and other factors.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

NYSEG and RGE Rate Plans

On September 16, 2010, the New York Public Service Commission (NYPSC) approved a new rate plan for electric and natural gas service provided by NYSEG and RGE effective from August 26, 2010 through December 31, 2013. The rate plans contain continuation provisions beyond 2013 if NYSEG and RGE do not request new rates to go into effect and the current base rates will stay in place.

The revenue requirements were based on a ten-percent allowed ROE applied to an equity ratio of forty-eight-percent. If annual earnings exceed the allowed return, a tiered Earnings Sharing Mechanism (ESM) will capture a portion of the excess for the ratepayers’ benefit. The ESM is subject to specified downward adjustments if NYSEG and RGE fail to meet certain reliability and customer service measures. Key components of the rate plan include electric reliability performance mechanisms, natural gas safety performance measures, customer service quality metrics and targets, and electric distribution vegetation management programs that establish threshold performance targets. There will be downward revenue adjustments if NYSEG and RGE fail to meet the targets.

The 2010 rate plans established RDM, intended to remove company disincentives to promote increased energy efficiency. Under RDM, electric revenues are based on revenue per customer class rather than billed revenue, while natural gas revenues are based on revenue per customer. Any shortfalls or excesses between billed revenues and allowed revenues will be accrued for future recovery or refund.

In August 2010, NYSEG began amortizing $15.2 million per year of its $303.9 million theoretical excess depreciation reserve. On September 1, 2012, RGE began amortizing $5.25 million per year of its $105 million theoretical excess depreciation reserve. Both amortization amounts reflect a twenty year amortization period. Theoretical excess depreciation is the difference between actual accumulated depreciation taken to date and a theoretical reserve. The actual accumulated depreciation is the result of depreciation rates allowed in prior rate orders based on estimates of useful lives and net salvage values as determined in those cases. The theoretical reserve is the amount that would have accumulated if the depreciation rates in the new rate plan had been in place for the entire useful lives of the affected assets. Differences between the actual reserve and the theoretical reserve are normal aspects of utility ratemaking. The usual treatment is to flow any excess or deficiency back as an adjustment to depreciation expense over the remaining life of the property. However, in accordance with the new rate plan, NYSEG and RGE will moderate electric rates by recording the theoretical reserve amortization as a debit to accumulated depreciation and a credit to other revenues, and normalize a portion of the amortization from a tax perspective.

REV

In April 2014, the NYPSC commenced a proceeding entitled REV which is an initiative to reform New York State’s energy industry and regulatory practices. REV has been divided into two tracks, Track 1 for Market Design and Technology, and Track 2 for Regulatory Reform. REV proposes regulatory changes that are intended to promote more efficient use of energy, deeper penetration of renewable energy resources such as wind and solar, and wider deployment of distributed energy resources, such as micro grids, on-site power supplies and storage.

REV is also intended to promote greater use of advanced energy management products to enhance demand elasticity and efficiencies. Track 1 of this initiative involves a collaborative process to examine the role of distribution utilities in enabling market based deployment of distributed energy resources to promote load management and greater system efficiency, including peak load reductions. NYSEG and RGE are participating in the initiative with other New York utilities and are providing their unique perspective. NYPSC staff is currently conducting public statement hearings regarding REV across New York state.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Various proceedings have also been initiated by the NYPSC which are REV related, and each proceeding has its own schedule. These proceedings include the Clean Energy Fund, Demand Response Tariffs, and Community Choice Aggregation.

Track 2 is undertaken in parallel with the Track 1, and examines changes in current regulatory, tariff, and market designs, and incentive structures to better align utility interests with achieving NYPSC’s policy objectives. The NYPSC staff straw proposal is anticipated in the third quarter of 2015. New York utilities will also be addressing related regulatory issues in their individual rate cases.

New York Transco

Affiliates of National Grid, Central Hudson, NYSEG, and RGE, together with an affiliate of Consolidated Edison and Orange and Rockland Utilities, are part of a new organization, New York Transco. New York Transco is focused on developing electric transmission to meet future electricity needs of all New Yorkers and will develop New York transmission projects upon receipt of all necessary regulatory approvals.

New York Transco members are requesting regulatory approval for a group of transmission projects expected to cost $1.7 billion, funded through debt and equity. NYSEG and RGE allocated twenty-percent equity contribution amounts to approximately $183 million over the period 2015 through 2018. Additional projects may be developed in the future. Equity investments will be expressly contingent on receiving necessary regulatory approvals and acceptable economic returns. The investment will be made through a Networks affiliate, Networks New York Transco, LLC, formed on November 3, 2014.

New York Transco filed with FERC in early December 2014. The filing requests a formula base ROE of 10.6%, plus one-hundred fifty basis points ROE incentives. The filing also requests recognition of construction work in process, abandoned plant, regulatory asset for pre-commercial costs, and sixty-percent equity for five years. Various parties, including the NYPSC, have protested the filing with FERC. We anticipate a FERC decision in 2015.

Minimum Equity Requirements for Regulated Subsidiaries

Our regulated utility subsidiaries (NYSEG, RGE, CMP and Maine Natural Gas) are each subject to a minimum equity ratio requirement that is tied to the capital structure assumed in establishing revenue requirements. The minimum equity ratio requirement has the effect of limiting the amount of dividends that can be paid and can, under certain circumstances, require that the parent contribute equity capital. The regulated utility subsidiaries are prohibited by regulation from lending to unregulated affiliates. The regulated utility subsidiaries have also agreed to minimum equity ratio requirements in certain borrowing agreements. These requirements are lower than the regulatory requirements. Movement of capital from our wholly owned unregulated subsidiaries is unrestricted.

Note 5. Regulatory Assets and Liabilities

Pursuant to the requirements concerning accounting for regulated operations, our utilities capitalize, as regulatory assets, incurred and accrued costs that are probable of recovery in future electric and natural gas rates. We base our assessment of whether recovery is probable on the existence of regulatory orders that allow for recovery of certain costs over a specific period, or allow for reconciliation or deferral of certain costs. When costs are not treated in a specific order we use regulatory precedent to determine if recovery is probable. Our operating utilities also record, as regulatory liabilities, obligations to refund previously collected revenue or to spend

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

revenue collected from customers on future costs. Substantially all assets or liabilities for which funds have been expended or received are either included in rate base or are accruing a carrying cost until they will be included in rate base. The primary items that are not included in rate base or accruing carrying costs are the regulatory assets for pension and other postretirement benefits, which reflect unrecognized actuarial gains and losses, environmental remediation costs which is primarily the offset of accrued liabilities for future spending, unfunded future income taxes, asset retirement obligations and hedge losses. The total amount of these items is $1,907 million.

Regulatory assets and other regulatory liabilities shown in the tables below result from various regulatory orders that allow for the deferral and or reconciliation of specific costs. Regulatory assets and regulatory liabilities are classified as current when recovery or refund in the coming year is allowed or required through a specific order or when the rates related to a specific regulatory asset or regulatory liability are subject to automatic annual adjustment.

Current and non-current regulatory assets as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
(Millions)
Current
Pension and other postretirement benefits cost deferrals	$—	$9
Storm costs	14	7
Deferred meter replacement costs	2	2
Legacy meter retirement deferral	2	3
Non by-passable charges	2	2
Unamortized losses on reacquired debt	3	4
Revenue decoupling mechanism	6	5
Rate reconciliation mechanism	3	2
Hedges losses	34	—
Temporary supplemental assessment surcharge	12	—
Other	2	1
Deferred income taxes regulatory	29	20

Total Current Regulatory Assets	109	55

Non-current
Pension and other postretirement benefits cost deferrals	125	87
Pension and other postretirement benefits	1,101	729
Storm costs	259	246
Deferred meter replacement costs	36	39
Unamortized losses on reacquired debt	25	28
Environmental remediation costs	247	221
Unfunded future income taxes	366	357
Asset retirement obligation	32	30
Deferred property tax	30	51
Federal tax depreciation normalization adjustment	128	98
Merger capital expense target customer credit	10	10
Other	40	29

Total Non-current Regulatory Assets	$2,399	$1,925

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

“Pension and other postretirement benefits” represent the actuarial losses on the pension and other postretirement plans that will be reflected in customer rates when they are amortized and recognized in future pension expenses. Because no funds have yet been expended for this regulatory asset, it does not accrue carrying costs and is not included within the rate base. “Pension and other postretirement benefits cost deferrals” include the difference between actual expense for pension and other postretirement benefits and the amount provided for in rates. The recovery of these amounts will be determined in future proceedings.

“Storm costs” for CMP, NYSEG, and RGE are allowed in rates based on an estimate of the routine costs of service restoration. The companies are also allowed to defer unusually high levels of service restoration costs resulting from major storms when they meet certain criteria for severity and duration. Since the approval of the 2010 rate plan in New York, NYSEG has experienced unusually high levels of restoration costs resulting from various storms including Hurricane Sandy, Hurricane Irene, and Tropical Storm Lee. NYSEG’s deferred storm costs, reflecting the excess of actual spending over amounts currently allowed in rates, was $5 million and $9 million for the years ended December 31, 2014 and 2013, respectively. NYSEG’s total deferral, including carrying costs, was $241 million and $221 million as of December 31, 2014 and 2013, respectively. The amortization will be determined in a future NYPSC proceeding. CMP deferred $15 million in 2014 for service restoration costs, primarily as a result of an ice storm in late December 2014. We have determined that the storm meets the criteria for deferral and future recovery. CMP’s total deferral, including carrying costs, was $32 million and $31 million as of December 31, 2014 and 2013, respectively. Recovery of CMP’s deferred storm costs in the amount of $28 million began with the effective date of its last rate case and will occur over a twenty-four month period. Recovery of incremental deferrals will be determined in a future proceeding.

“Deferred meter replacement costs” represent the deferral of the value of retired meters which were replaced by advanced metering infrastructure meters. This amount is being amortized at the related existing depreciation amounts.

“Unamortized losses on reacquired debt” represent deferred losses on debt reacquisitions that will be recovered over the remaining original amortization period of the reacquired debt.

“Environmental remediation costs” represent spending that has occurred and is eligible for future recovery in customer rates. Environmental costs are currently recovered through a reserve mechanism whereby projected spending is included in rates with any variance recorded as a regulatory asset or a regulatory liability. It also includes the anticipated future rate recovery of costs that are recorded as environmental liabilities since these will be recovered when incurred. Because no funds have yet been expended for the regulatory asset related to future spending, it does not accrue carrying costs and is not included within rate base. The amortization period will be established in future proceedings and will depend upon the timing of spending for the remediation costs.

“Unfunded future income taxes” represent unrecovered federal and state income taxes primarily resulting from regulatory flow through accounting treatment. The income tax benefits or charges for certain plant related timing differences, such as removal costs, are immediately flowed through to, or collected from, customers. This amount is being amortized as the amounts related to temporary differences that give rise to the deferrals are recovered in rates.

“Asset retirement obligation” represents the differences in timing of the recognition of costs associated with our AROs and the collection of such amounts through rates. This amount is being amortized at the related depreciation and accretion amounts of the underlying liability.

“Deferred property taxes” represent the customer portion of the difference between actual expense for property taxes and the amount provided for in rates. The amortization period is awaiting a future NYPSC rate proceeding.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

“Federal tax depreciation normalization adjustment” represents the revenue requirement impact of the difference in the deferred income tax expense required to be recorded under the IRS normalization rules and the amount of deferred income tax expense that was included in cost of service for rates years covering 2011 forward. The recovery period will be determined in future NYPSC and MPUC rate proceedings.

Current and non-current regulatory liabilities as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
(Millions)
Current
Reliability support services (Cayuga)	$18	$7
Non by-passable charges	19	10
Energy efficiency portfolio standard	34	—
Gas supply charge and deferred natural gas cost	6	6
Plant decommissioning	13	—
Revenue decoupling mechanism	8	12
Revenue reconciliation mechanism transmission revenue true up	7	10
Seneca Lake asset sale gain account	—	6
Yankee DOE Phase I	23	18
Hedges losses	—	7
CMP transmission refund	16	—
Other	9	8

Total Current Regulatory Liabilities	153	84

Non-current
Accrued removal obligations	721	714
Asset sale gain account	19	20
Carrying costs on deferred income tax bonus depreciation	81	54
Economic development	33	28
Merger capital expense target customer credit account	17	17
Pension and other postretirement benefits	50	77
Positive benefit adjustment	51	51
New York State tax rate change	16	—
Post term amortization	20	—
Theoretical reserve flow thru impact	24	17
Plant decommissioning	—	13
Deferred property tax	51	57
Reserve for unfunded future income tax adjustment	13	26
Spent nuclear fuel	12	9
Other	98	68
Deferred income taxes regulatory	462	313

Total Non-current Regulatory Liabilities	$1,668	$1,464

“Reliability support services (Cayuga)” represent the difference between actual expenses for reliability support services and the amount provided for in rates. This will be refunded to customers within the next year.

“Non by-passable charges” represent the non by-passable fixed charge paid by all customers. An asset or liability is recognized resulting from differences between actual revenues and the underlying cost being recovered. This will be refunded to customers within the next year.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

“Energy efficiency portfolio standard” represents the difference between revenue billed to customers through an energy efficiency charge and the costs of our energy efficiency programs as approved by the state authorities. This may be refunded to customers within the next year.

“Accrued removal obligations” represent the differences between asset removal costs recorded and amounts collected in rates for those costs. The amortization period is dependent upon the asset removal costs of underlying assets and the life of the utility plant.

“Asset sale gain account” represents the gain on NYSEG’s 2001 sale of its interest in Nine Mile Point 2 nuclear generating station. The net proceeds from the Nine Mile Point 2 nuclear generating station were placed in this account and will be used to benefit customers. The amortization period is awaiting a future NYPSC rate proceeding.

“Carrying costs on deferred income tax bonus depreciation” represent the carrying costs benefit of increased accumulated deferred income taxes created by the change in tax law allowing bonus depreciation. The amortization period is awaiting a future NYPSC rate proceeding.

“Economic development” represents the economic development program which enables NYSEG and RGE to foster economic development through attraction, expansion, and retention of businesses within its service territory. If the level of actual expenditures for economic development allocated to NYSEG and RGE varies in any rate year from the level provided for in rates, the difference is refunded to ratepayers. The amortization period is awaiting a future NYPSC rate proceeding.

“Merger capital expense target customer credit” account was created as a result of NYSEG and RGE not meeting certain capital expenditure requirements established in the order approving the purchase of Energy East by Iberdrola. The amortization period is awaiting a future NYPSC rate proceeding.

“Pension and other postretirement benefits” represent the actuarial gains on other postretirement plans that will be reflected in customer rates when they are amortized and recognized in future expenses. Because no funds have yet been received for this a regulatory liability is not reflected within rate base. It also represents the difference between actual expense for pension and other postretirement benefits and the amount provided for in rates. Recovery of these amounts will be determined in future proceedings.

“Positive benefit adjustment” resulted from Iberdrola’s 2008 acquisitions of Energy East. This is being used to moderate increases in rates. The amortization period is awaiting a future NYPSC rate proceeding.

“New York State tax rate change” represents excess funded accumulated deferred income tax balance caused by the 2014 New York State tax rate change from 7.1% to 6.5%. The amortization period is awaiting a future NYPSC rate proceeding.

“Post term amortization” represents the revenue requirement associated with certain expired joint proposal amortization items. The amortization period is awaiting a future NYPSC rate proceeding.

“Theoretical reserve flow thru impact” represents the differences from the rate allowance for applicable federal and state flow through impacts related to the excess depreciation reserve amortization. It also represents the carrying cost on the differences. The amortization period is awaiting a future NYPSC rate proceeding.

“Other” includes the reserve for the refund related to the FERC ROE proceedings, cost of removal being amortized through rates and various items subject to reconciliation including variable rate debt, Medicare subsidy benefits and stray voltage.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Note 6. Goodwill and Intangible assets

Goodwill by reportable segment as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
(Millions)
Networks	$979	$979
Renewables	380	380
Gas	—	—
Other (a)	2	2

Total	$1,361	$1,361

(a)	Does not represent a segment. It mainly includes Corporate and company eliminations.

As of December 31, 2014 and 2013, the gross amounts of goodwill were $979 million for Networks reportable segment, $3,340 million for Renewables and Gas reporting segments and $2 million for Corporation (which does not represent a segment), with accumulated impairment losses of $2,960 million for Renewables and Gas reporting segments.

Goodwill Impairment Assessment

For impairment testing purposes our reporting units are the same as reportable segments, except for Networks, which contains two reporting units, Maine and New York. The goodwill for the Maine reporting unit, resulted from the purchase of CMP by Energy East in 2000 and amounted to $325 million. Separately, the goodwill for the New York reporting unit resulted primarily from the purchase of RGE by Energy East in 2002 and amounted to $654 million.

Our annual impairment testing takes place as of September 30. Our step zero qualitative assessment involves evaluating key events and circumstances that could affect the fair value of our reporting units, as well as other factors. Events and circumstances evaluated include macroeconomic conditions, industry, regulatory and market considerations, cost factors and their effect on earnings and cash flows, overall financial performance as compared with projected results and actual results of relevant prior periods, other relevant entity specific events, and events affecting a reporting unit.

Our step one impairment testing includes various assumptions, primarily the discount rate, which is based on an estimate of our marginal, weighted average cost of capital, and forecasted cash flows. We test the reasonableness of the conclusions of our step one impairment testing using a range of discount rates and a range of assumptions for long term cash flows.

2014

We had no impairment of goodwill in 2014 as a result of our step 1 annual impairment test.

Networks

Based on the results of our step 1 impairment test conducted in 2014, the estimated fair value of each of the Networks reporting units was substantially in excess of their respective carrying value.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Renewables

Based on the results of our step 1 impairment test for the Renewables reporting unit conducted in 2014, its estimated fair value exceeds carrying value by approximately 1%. The assumptions used to estimate fair value were based on projections incorporated in our current operating plans as well as other available information. The current operating plans included significant assumptions and estimates associated with sales growth, profitability and related cash flows, along with cash flows associated with taxes and capital spending. The discount rate used to estimate fair value was risk adjusted in consideration of the economic conditions of the reporting unit. We also considered other assumptions that market participants may use. By their nature, projections are uncertain. Potential events and circumstances, such as declining wind energy output and prices obtained per kWh, changes in incentives established to promote renewable energies and increases in capital expenditures per MW could have an adverse effect on our assumptions.

2013

Networks

As a result of our step zero qualitative assessment, it was not more likely than not that the fair value of each of the Networks reporting units was less than its carrying amount, and it was not necessary to perform the two-step goodwill impairment test. The step zero qualitative assessment was performed in 2013 considering the substantial excess of fair value over the carrying value that was demonstrated in the 2011 impairment test. The qualitative assessment considered key factors such as the level of interest rates, the regulatory environment including the allowed rate of return, and projections of future sales and capital spending. None of these factors had changed significantly since 2011.

Renewables

Based on the results of our step 1 impairment test for the Renewables reporting unit conducted in 2013, the estimated fair value exceeded the carrying value by approximately 11%.

Gas

Based on the results of our step 1 impairment test the Gas reporting unit fair value analysis resulted in an implied fair value of goodwill of $0 for this reporting unit, and consequently, a non-cash impairment charge in the amount of $163 million was recorded for the year ended December 31, 2013. The inputs used to determine the fair value of the Gas reporting unit were based on forecasted cash flows, which are classified as Level 3 in the fair value hierarchy. The main reason for the impairment was the projected long-term low margins for natural gas given the impact of shale gas in the North American energy market. We elected to suspend the gas storage facility construction projects of this reporting unit until this scenario substantially changes.

2012

Networks

As a result of our step zero qualitative assessment, it was not more likely than not that the fair value of each of the Networks reporting units was less than its carrying amount, and it was not necessary to perform the two-step goodwill impairment test. The step zero qualitative assessment was performed in 2012 considering the substantial excess of fair value for each reporting unit over the carrying value that was demonstrated in the 2011 impairment test. The qualitative assessment considered key factors such as the level of interest rates, the regulatory environment including the allowed rate of return, and projections of future sales and capital spending. None of these factors had changed significantly since 2011.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Renewables

Based on the results of our step 1 impairment test the Renewables reporting unit fair value analysis resulted in an implied fair value of goodwill of $380 million. Consequently, non-cash impairment charges in the amount of $356 million were recorded for the year ended December 31, 2012. The inputs used to determine the fair value of this reporting unit were based on forecasted cash flows, which are classified as Level 3 in the fair value hierarchy. The reduction in the estimate of the fair value of goodwill was based on regulatory uncertainty related to the development of wind farm projects as well as future lower electricity pricing.

Gas

Based on the results of our step 1 impairment test the Gas reporting unit fair value analysis resulted in an implied fair value of goodwill of $163 million, and consequently, a non-cash impairment charge in the amount of $22 million was recorded for the year ended December 31, 2012. The inputs used to determine the fair value of this reporting unit were based on forecasted cash flows, which are classified as Level 3 in the fair value hierarchy. The reduction in the estimate of the fair value was based on the decline of medium to long term gas storage spreads (margin per billion cubic feet due to the seasonality of gas prices).

Intangible assets

Intangible assets include those assets acquired in business acquisitions and intangible assets acquired and developed from external third parties and from affiliated companies. Following is a summary of intangible assets:

As of December 31, 2014	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(Millions)
Gas Storage rights	$325	$(117)	$208
Wind development	574	(220)	354
Other	56	(49)	7

Total Intangible Assets	$955	$(386)	$569

As of December 31, 2013	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(Millions)
Gas Storage rights	$322	$(101)	$221
Wind development	568	(199)	369
Other	53	(44)	9

Total Intangible Assets	$943	$(344)	$599

Gas Storage rights are being amortized on a straight-line basis over a 40-year estimated life. Wind development costs, with the exception of future ‘pipeline’ development costs, are amortized on a straight-line basis in accordance with the life of the related assets. The development costs, totalling $14 million at December 31, 2013 and $12 million at December 31, 2014, are amortized when the assets are placed in service. Amortization expense for the years ended December 31, 2014, 2013 and 2012 amounted to $66 million, $72 million and $87 million, respectively.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

We expect amortization expense for the five years subsequent to December 31, 2014, to be as follows:

Year ending December 31,
(Millions)
2015	$43
2016	42
2017	39
2018	38
2019	37

Wind development costs written off totalled $36 million in 2012 and $42 million in 2013. These charges were included in Impairment of non-current assets in the combined and consolidated statements of operations.

Note 7. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2014 consisted of:

As of December 31, 2014	Regulated	Nonregulated	Total
(Millions)
Electric generation, distribution, transmission and other	$8,625	$9,798	$18,423
Natural gas transportation, distribution and other	1,723	648	2,371
Other common operating property	654	51	705

Total Property, Plant and Equipment in Service (a)	11,002	10,497	21,499
Total accumulated depreciation (b)	(3,491)	(2,305)	(5,796)

Total Net Property, Plant and Equipment in Service	7,511	8,192	15,703

Construction work in progress	878	518	1,396

Total Property, Plant and Equipment	$8,389	$8,710	$17,099

(a)	Includes capitalized leases of $158 million primarily related to electric generation, distribution, transmission and other.
(b)	Includes accumulated amortization of capitalized leases of $47 million.

Property, plant and equipment as of December 31, 2013 consisted of:

As of December 31, 2013	Regulated	Nonregulated	Total
(Millions)
Electric generation, distribution, transmission and other	$8,087	$9,759	$17,846
Natural gas transportation, distribution and other	1,652	639	2,291
Other common operating property	628	47	675

Total Property, Plant and Equipment in Service (a)	10,367	10,445	20,812

Total accumulated depreciation (b)	(3,421)	(1,918)	(5,339)

Total Net Property, Plant and Equipment in Service	6,946	8,527	15,473

Construction work in progress	941	267	1,208

Total Property, Plant and Equipment	$7,887	$8,794	$16,681

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

(a)	Includes capitalized leases of $155 million primarily related to electric generation, distribution, transmission and other.
(b)	Includes accumulated amortization of capitalized leases of $39 million.

The fully depreciated items of property, plant and equipment in use amounted to $273 million as of December 31, 2014 and 2013. Capitalized interest costs were $12 million, $9 million, and $10 million for the years ended December 31, 2014, 2013 and 2012, respectively.

In view of the projected long-term low margins for natural gas as a result of the impact of shale gas in the North American energy market, in 2013 we abandoned the gas storage facility construction projects assigned to the gas reporting unit. Consequently, we impaired or wrote off certain gas storage projects and other facilities under construction for an amount of $382 million, included in “Impairment of non-current assets” in the combined and consolidated statements of operations for the year ended December 31, 2013.

We also impaired or wrote off amounts of $24 million, $33 million, and $47 million for the years ended December 31, 2014, 2013 and 2012 respectively, resulting from reassessment of the economic feasibility of its various Renewables development projects in construction.

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 amounted to $563, $545 and $484 million, respectively.

Note 8. Asset retirement obligations

AROs are intended to meet the costs for dismantling and restoration work that we have committed to carry out at our operational facilities.

The reconciliation of ARO carrying amounts for the years ended December 31, 2014 and 2013 consisted of:

(Millions)
As of December 31, 2012	$202
Liabilities settled during the year	(1)
Accretion expense	14
Revisions in estimated cash flows	(6)

As of December 31, 2013	$209

Liabilities settled during the year	(1)
Liabilities incurred during the year	6
Accretion expense	14
Revisions in estimated cash flows	6

As of December 31, 2014	$234

Several of the wind generation facilities have restricted cash for purposes of settling ARO. Restricted cash related to ARO was $1.7 million and $1.5 million as of December 31, 2014 and 2013, respectively. These amounts have been included as other non-current assets in the consolidated balance sheets.

We have AROs for which a liability has not been recognized because the fair value cannot be reasonably estimated due to indeterminate settlement dates, including for the removal of hydroelectric dams due to structural inadequacy or for decommissioning; the removal of property upon termination of an easement, right-of-way or franchise; and costs for abandonment of certain types of gas mains.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Note 9. Debt

Long- term debt as of December 31, 2014 and 2013 consisted of:

As of December 31,	Maturity Dates	2014		2013
(Millions)		Balances	Interest Rates	Balances	Interest Rates
First mortgage bonds - fixed (a)	2016-2043	$1,405	3.07%-8.00%	$1,406	3.07%-8.00%
Unsecured pollution control notes - fixed	2014-2015	132	2.125%-2.25%	152	2.125%-5.375%
Unsecured pollution control notes - variable	2026-2034	159	0.03%-0.461%	168	0.06%-0.465%
Other various non-current debt - fixed	2016-2037	889	3.24%-10.48%	895	3.24%-10.48%

Total Debt		$2,585		$2,621

Obligations under capital leases	2023	81	4.00%	102	4.00%
Unamortized debt premium, net		(2)		(2)
Less: debt due within one year, included in current liabilities		148		25

Total Non-current Debt		$2,516		$2,696

(a)	The first mortgage bonds have pledged collateral of substantially all the respective utility’s properties of approximately $5,120 million.

The foregoing loan balances correspond to amounts drawn down and not repaid as of December 31, 2014 and 2013. We had undrawn loans and credit facilities maturing between 2018 and 2019 amounting to $886 million and $874 million as of December 31, 2014 and 2013, respectively.

Non-current debt including sinking fund obligations and capital lease payments becoming due during the next five years as of December 31, 2014 consisted of:

(Millions)
2015	2016	2017	2018	2019	Total
$148	$197	$214	$10	$310	$879

We make certain standard covenants to lenders in our third-party debt agreements, including, in certain agreements, covenants regarding the ratio of indebtedness to total capitalization. A breach of any covenant in the existing credit facilities or the agreements governing our other indebtedness would result in an event of default. Certain events of default may trigger automatic acceleration. Other events of default may be remedied by the borrower within a specified period or waived by the lenders and, if not remedied or waived, give the lenders the right to accelerate. Neither we nor any of our subsidiaries were in breach of covenants or of any obligation that could trigger the early redemption of our debt as of December 31, 2014 and 2013.

First Mortgage Bonds

In January 2015, CMP issued first mortgage bonds that were priced in October 2014 for $150 million with interest rates ranging from 3.15% to 4.07%.

Fair Value of Debt

The estimated fair value of debt amounted to $2,962 million and $2,866 million as of December 31, 2014 and 2013, respectively. The estimated fair value was determined, in most cases, by discounting the future cash flows at market interest rates. The interest rate curve used to make these calculations takes into account the risks

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

associated with the electricity industry and the credit ratings of the borrowers in each case. The fair value hierarchy for the fair value of debt is considered as Level 2, except for unsecured pollution control notes-variable, which are considered Level 3.

Short-term Debt

(a) Revolving credit facility

On May 30, 2012, we entered into a $300 million revolving credit facility for the purpose of providing for our liquidity needs and those of our unregulated subsidiaries. The facility has a termination date in May 2019. We pay an annual facility fee of $0.7 million. As of December 31, 2014 the facility was undrawn.

The revolving credit facility contains a covenant that requires us to maintain a ratio of consolidated indebtedness to consolidated total capitalization that does not exceed 0.65 to 1.00 at any time. For purposes of calculating this maximum ratio of consolidated indebtedness to consolidated total capitalization, the facility excludes from consolidated net worth the balance of AOCI as it appears on the consolidated balance sheets.

(b) Joint revolving credit facility

The principal operating utility wholly owned subsidiaries of Networks rely on bank provided revolving credit facilities to fund short-term liquidity needs. In July 2011, the three principal operating utility wholly owned subsidiaries jointly entered into a bank provided revolving credit facility (Joint Facility) that allows maximum aggregate borrowings of up to $600 million and expires in 2018. Each subsidiary is currently subject to a $200 million credit limit. Each borrower pays a facility fee ranging from fifteen to twenty basis points annually depending on the rating of its unsecured debt.

CMP and NYSEG established commercial paper programs with limits of $200 million. The Joint Facility serves as the backstop to these programs. These companies intend to use commercial paper as an alternative to revolving credit facilities and a source of short-term credit. The facilities have not been utilized as of December 31, 2014.

In the Joint Facility each joint borrower covenants not to permit, without the lender’s consent, its ratio of total indebtedness to total capitalization to exceed 0.65 to 1.00 at any time. For purposes of calculating the maximum ratio of consolidated indebtedness to total capitalization, the facility excludes from consolidated net worth the balance of AOCI as it appears on the consolidated balance sheets. The facility contains various other covenants including a restriction on the amount of secured indebtedness each borrower may maintain. Continued unremedied failure to comply with those covenants for five business days after written notice of such failure from the lender constitutes an event of default and would result in acceleration of maturity for the party in default. The balance outstanding on the revolving credit facility was $0 million and $12 million at December 31, 2014 and 2013, respectively.

(c) Iberdrola Financiación, S.A. credit facility

In August 2011, we entered into a revolving credit facility with Iberdrola Financiación, S.A., a subsidiary of Iberdrola, under which we may borrow up to $600 million. The facility terminates in August 2016. We pay a commitment fee on the facility of $1.2 million annually. The facility has never been utilized as of December 31, 2014.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Note 10. Fair Value of Financial Instruments and Fair Value Measurements

We determine the fair value of our derivative assets and liabilities and available for sale noncurrent investments associated with Networks activities utilizing market approach valuation techniques:

•	We measure the fair value of our noncurrent investments available for sale using quoted market prices in active markets for identical assets and include the measurements in Level 1. The investments primarily consist of money market funds. The investments which are Rabbi Trusts for deferred compensation plans primarily consist of money market funds.

•	NYSEG and RGE enter into electric energy derivative contracts to hedge the forecasted purchases required to serve their electric load obligations. They hedge their electric load obligations using derivative contracts that are settled based upon Locational Based Marginal Pricing published by the New York Independent System Operator (NYISO). RGE hedges all its electric load obligations using contracts for a NYISO location where an active market exists. The forward market prices used to value RGE’s open electric energy derivative contracts are based on quoted prices in active markets for identical assets or liabilities with no adjustment required and therefore we include the fair value in Level 1. NYSEG has a combination of Level 1 and Level 2 fair values for its electric energy derivative contracts. A portion of its electric load obligations are exchange traded contracts in a NYISO location where an active market exists. The forward market prices used to value NYSEG’s open electric energy derivative contracts are based on quoted prices in active markets for identical assets or liabilities with no adjustment required and therefore we include the fair value in Level 1. A portion of NYSEG’s electric energy derivative contracts are non-exchange traded contracts that are valued using inputs that are directly observable for the asset or liability, or indirectly observable through corroboration with observable market data and therefore we include the fair value in Level 2.

•	NYSEG and RGE enter into natural gas derivative contracts to hedge their forecasted purchases required to serve their natural gas load obligations. The forward market prices used to value open natural gas derivative contracts are exchange-based prices for the identical derivative contracts traded actively on the New York Mercantile Exchange (NYMEX). Because we use prices quoted in an active market we include the fair value measurements in Level 1.

•	NYSEG, RGE and CMP enter into fuel derivative contracts to hedge their unleaded and diesel fuel requirements for their fleet vehicles. Exchange-based forward market prices are used but because a basis adjustment is added to the forward prices we include the fair value measurement for these contracts in Level 3.

We determine the fair value of our derivative assets and liabilities associated with Renewables and Gas activities utilizing market approach valuation techniques. Exchange-traded transactions, such as NYMEX futures contracts, that are based on quoted market prices in active markets for identical product with no adjustment are included in the Level 1 fair value. Contracts with delivery periods of two years or less which are traded in active markets and are valued with or derived from observable market data for identical or similar products such as over-the-counter NYMEX, foreign exchange swaps, and fixed price physical and basis and index trades are included in Level 2 fair value. Monthly data points will be included in this category provided they fall within the bid/ask data provided by brokers for seasonal strips and quarterly quotes. Trader marks that fall outside of a five-percent threshold of the average broker marks and fall outside of the widest bid/ask spreads will be adjusted to reflect the broker quotes. Any position that is initially classified as Level 2 will be evaluated before and after the provision of credit reserves with incremental value changes of ten-percent or more classified as Level 3. To be included in this category, market data, or a derivative thereof, must be available for the entire trade term. Contracts with delivery periods exceeding two years or that have unobservable inputs or inputs that cannot be

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

corroborated with market data for identical or similar products such as tolling arrangements with historical volatilities, park and loan arrangements that include the value of expired legs, and transactions with significant credit adjustments are included in Level 3 fair value. The valuation premise in this category will be based on market participant assumptions.

The financial instruments measured at fair value as of December 31, 2014 and 2013 consisted of:

As of December 31, 2014	Level 1	Level 2	Level 3	Total
(Millions)
Securities portfolio (available for sale)	$33	$—	$—	$33

Financial assets
Derivative financial instruments - power	—	48	41	89
Derivative financial instruments - gas	—	90	48	138

Total	—	$138	$89	$227

Financial liabilities
Derivative financial instruments - power	(28)	(8)	—	(36)
Derivative financial instruments - gas	(7)	(66)	(29)	(102)
Derivative financial instruments - other	—	—	(3)	(3)

Total	$(35)	$(74)	$(32)	$(141)

As of December 31, 2013	Level 1	Level 2	Level 3	Total
(Millions)
Securities portfolio (available for sale)	$35	$—	$—	$35

Financial assets
Derivative financial instruments - power	4	29	47	80
Derivative financial instruments - gas	1	21	49	71

Total	$5	$50	$96	$151

Financial liabilities
Derivative financial instruments - power	(1)	(1)	(26)	(28)
Derivative financial instruments - gas	(7)	(129)	(17)	(153)
Derivative financial instruments - other	—	—	—	—

Total	$(8)	$(130)	$(43)	$(181)

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The reconciliations of changes in the fair value of financial instruments based on Level 3 inputs for the years ended December 31, 2014, 2013 and 2012 consisted of:

(Millions)	2014	2013	2012
Fair value as of January 1,	$53	$5	$17
Gains for the year recognized in revenues	11	21	27
Losses for the year recognized in revenues	(1)	(3)	(3)

Total gains or losses for the period recognized in revenues	10	18	24

Gains recognized in OCI	—	—	5
Losses recognized in OCI	(3)	—	—

Total gains or losses recognized in OCI	(3)	—	5

Purchases	14	47	(19)
Settlements	(26)	(15)	(24)
Transfers out of Level 3 (a)	9	(2)	2

Fair value as of December 31,	$57	$53	$5

Gains (losses) for the year included in earnings attributable to the change in unrealized gains (losses) relating to financial instruments still held at the reporting date	$10	$18	$24

(a)	Transfers out of Level 3 were the result of increased observability of market data.

For assets and liabilities that are recognized in the combined and consolidated financial statements at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization based on the lowest level of input that is significant to the fair value measurement as a whole at the end of each reporting period. There have been no transfers between Level 1 and Level 2 during the years reported.

Level 3 Fair Value Measurement

The tables below illustrate the significant sources of unobservable inputs used in the fair value measurement of our Level 3 derivatives. They represent the variability in prices for those transactions that fall into the illiquid period (beyond 2 years), using past and current views of prices for those future periods.

					Variability
Instruments	Instrument Description	Valuation Technique	Valuation Inputs	Index	Avg.		Max.		Min.
Fixed price power and gas swaps with delivery period > two years	Transactions with delivery periods exceeding two years	Transactions are valued against forward market prices on a discounted basis	Observable and extrapolated forward gas and power prices not all of which can be corroborated by market data for identical or similar products	NYMEX ($/MMBtu) SP15 ($/MWh)	$ $	4.33 43.27	$ $	5.47 59.12	$ $	3.34 30.04

				Mid C ($/MWh)		$36.16		$56.28		$12.62

				Cinergy ($/MWh)		$37.41		$68.65		$21.17

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Our Level 3 valuations primarily consist of NYMEX gas and fixed price power swaps with delivery periods extending through 2017. The gas swaps are used to hedge both gas inventory in firm storage and merchant wind positions. The power swaps are traded at liquid hubs in the West and Midwest and are used to hedge merchant wind production in those regions.

We performed a sensitivity analysis around the Level 3 gas and power positions to changes in the valuations inputs and concluded that no material change to the financial statements is expected given the following: (i) any changes in the fair value of the gas swaps hedging inventory would be expected to be largely offset by changes in the value of the inventory; (ii) any changes in the fair value of the gas swaps hedging merchant generation would be expected to be significantly offset by changes in the value of future power generation.

Future commodity prices are the significant unobservable inputs to fair value. Any significant increases in prices would result in a lower fair value of derivatives. Conversely, significant reductions in prices would result in a higher fair value of derivatives.

Two elements of the analytical infrastructure employed in valuing transactions are the price curves used in calculation of market value and the models themselves. Authorized trading points and associated forward price curves are maintained and documented by the Middle Office. Models used in valuation of the various products are developed and documented by the Structuring and Market Analysis group.

Transaction models are valued in part on the basis of forward price, correlation, and volatility curves. Descriptions of these curves and their derivations are maintained and documented by the Structuring and Market Analysis group. Forward price curves used in valuing the models are applied to the full duration of transactional models to a maximum of approximately thirty years.

Note 11. Derivative Instruments and Hedging

Our Networks, Renewables and Gas activities are exposed to certain risks, which are managed by using derivative instruments.

(a) Networks activities

NYSEG and RGE have a non by-passable wires charge adjustment that allows them to pass through rates any changes in the market price of electricity. They use electricity contracts, both physical and financial, to manage fluctuations in electricity commodity prices in order to provide price stability to customers. We include the cost or benefit of those contracts in the amount expensed for electricity purchased when the related electricity is sold. We record changes in the fair value of electric hedge contracts to derivative assets and or liabilities with an offset to regulatory assets and or regulatory liabilities, in accordance with the accounting requirements concerning regulated operations.

The loss recognized in regulatory assets for electricity derivatives was $28.8 million as of December 31, 2014. The loss recognized in regulatory assets and the gain recognized in regulatory liabilities for electricity derivatives was $0.2 million and $6.1 million, respectively, as of December 31, 2013. The loss reclassified from regulatory assets into income, which is included in electricity purchased, was $21.3 million, $2.2 million, and $28.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

NYSEG and RGE have purchased gas adjustment clauses that allow them to recover through rates any changes in the market price of purchased natural gas, substantially eliminating their exposure to natural gas price risk.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

NYSEG and RGE use natural gas futures and forwards to manage fluctuations in natural gas commodity prices to provide price stability to customers. We include the cost or benefit of natural gas futures and forwards in the commodity cost that is passed on to customers when the related sales commitments are fulfilled. We record changes in the fair value of natural gas hedge contracts to derivative assets and or liabilities with an offset to regulatory assets and or regulatory liabilities in accordance with the accounting requirements for regulated operations.

The loss recognized in regulatory assets for natural gas hedges was $4.7 million as of December 31, 2014. The gain recognized in regulatory liabilities for natural gas hedges was $0.9 million as of December 31, 2013. The loss reclassified from regulatory assets into income, which is included in natural gas purchased, was $2.2 million, $1.8 million, and $12.1 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The net notional volumes of the outstanding derivative instruments associated with Networks activities as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
(Millions)
Wholesale electricity purchase contracts (MWh)	6.6	4.5
Natural gas purchase contracts (Dth)	3.8	4.5
Other fuel purchase contracts (Gallons)	2.8	2.9

The location and amounts of derivatives designated as hedging instruments associated with Networks activities as of December 31, 2014 and 2013 consisted of:

	Asset Derivatives		Liability Derivatives
(Millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
As of December 31, 2014
Commodity contracts:
Electricity derivatives:
Current	Current assets	$—	Current liabilities	$20
Non-current	Other assets	—	Other liabilities	9
Natural gas derivatives:
Current	Current assets		Current liabilities	4
Non-current	Other assets	—	Other liabilities	1
Other contracts	Current assets	—	Current liabilities	3

Total		$—		$37

As of December 31, 2013
Commodity contracts:
Electricity derivatives:
Current	Current assets	$7	Current liabilities	—
Non-current	Other assets	—	Other liabilities	1
Natural gas derivatives:
Current	Current assets	1	Current liabilities	—
Other contracts	Current assets		Current liabilities	1

Total		$8		$2

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The effect of derivatives in cash flow hedging relationships on OCI and income for the years ended December 31, 2014, 2013 and 2012 consisted of:

Year Ended December 31,	(Loss) Recognized in OCI on Derivatives	Location of (Loss) Reclassified from Accumulated OCI into Income	(Loss) Reclassified from Accumulated OCI into Income
(Millions)	Effective Portion (a)	Effective Portion (a)
2014
Interest rate contracts	$—	Interest expense	$(9)
Commodity contracts:
Other	(4)	Operating expenses	(1)

Total	$(4)		$(10)

2013
Interest rate contracts	$—	Interest expense	$(11)
Commodity contracts:
Other	—	Operating expenses	(1)

Total	$—		$(12)

2012
Interest rate contracts	$—	Interest expense	(9)
Commodity contracts:
Other	—	Operating expenses	—

Total	$—		$(9)

(a)	Changes in OCI are reported in pre-tax dollars.

The net loss in accumulated OCI related to previously settled forward starting swaps and accumulated amortization is $93.5 million, $102.5 million, and $113.7 million for the years ended December 31, 2014, 2013 and 2012, respectively. We recorded $8.9 million, $11.2 million, and $9.3 million in net derivative losses related to discontinued cash flow hedges for the years ended December 31, 2014, 2013 and 2012, respectively. We will amortize approximately $8.9 million of discontinued cash flow hedges in 2015.

The unrealized loss of $3.3 million on hedge derivatives is reported in OCI because the forecasted transaction is considered to be probable for the year ended December 31, 2014. We expect that those losses will be reclassified into earnings within the next twelve months, the maximum length of time over which we are hedging our exposure to the variability in future cash flows for forecasted energy transactions.

The offsetting of derivative assets as of December 31, 2014 and 2013 consisted of:

As of December 31,	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Pledged
(Millions)
2014
Derivatives	$11	$(11)	$—	$—	$—	$—

2013
Derivatives	14	(6)	8	—	—	8

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The offsetting of derivative liabilities as of December 31, 2014 and 2013 consisted of:

As of December 31,	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Pledged
(Millions)
2014
Derivatives	$(48)	$11	$(37)	$—	$37	$—

2013
Derivatives	(8)	6	(2)	—	2	—

(b) Renewables and Gas activities

We sell fixed-price gas and power forwards to hedge our merchant wind assets from declining commodity prices for our Renewables business. We also purchase fixed-price gas and basis swaps and sell fixed-price power in the forward market to hedge the spark spread or heat rate of our merchant thermal assets. We also enter into tolling arrangements to sell the output of our thermal generation facilities.

Our gas business purchases and sells both fixed-price gas and basis swaps to hedge the value of contracted storage positions. The intent of entering into these swaps is to fix the margin of gas injected into storage for subsequent resale in future periods. We also enter into basis swaps to hedge the value of our contracted transport positions. The intent of buying and selling these basis swaps is to fix the location differential between the price of gas at the receipt and delivery point of the contracted transport in future periods.

Both Renewables and Gas have proprietary trading operations that enter into fixed-price power and gas forwards in addition to basis swaps. The intent is to speculate on fixed-price commodity and basis volatility in the U.S. commodity markets.

The net notional volumes of outstanding derivative instruments associated with Renewables and Gas activities as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
(MWh/Dth in Millions)
Wholesale electricity purchase contracts	2	3
Wholesale electricity sales contracts	7	8
Foreign exchange forward purchase contracts	—	5
Natural gas and other fuel purchase contracts	275	241
Financial power contracts	8	9
Basis swaps - purchases	160	207
Basis swaps - sales	161	198

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The fair values of derivative contracts associated with Renewables and Gas activities as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
(Millions)
Wholesale electricity purchase contracts	$(12)	$5
Wholesale electricity sales contracts	44	20
Foreign exchange forward purchase contracts	(3)	(2)
Natural gas and other fuel purchase contracts	54	(54)
Financial power contracts	48	21
Basis swaps - purchases	(4)	(13)
Basis swaps - sales	(4)	(13)

Total	$123	$(36)

The offsetting of derivative assets as of December 31, 2014 and 2013 consisted of:

As of December 31,	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Pledged
(Millions)
2014
Derivatives	$847	$(620)	$227	$(66)	$(73)	$88

2013
Derivatives	970	(827)	143	(41)	(11)	91

The offsetting of derivative liabilities as of December 31, 2014 and 2013 consisted of:

As of December 31,	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Pledged
(Millions)
2014
Derivatives	$(724)	$620	$(104)	$66	$1	$(37)

2013
Derivatives	(1,006)	827	(179)	41	82	(56)

The effect of trading derivatives associated with Renewables and Gas activities for the years ended December 31, 2014, 2013 and 2012 consisted of:

Years Ended December 31,	2014	2013	2012
(Millions)
Wholesale electricity purchase contracts	$(9)	$2	$4
Wholesale electricity sales contracts	9	(1)	(4)
Financial power contracts	(2)	(4)	4
Financial and natural gas contracts	125	(21)	(28)

Total Gain (Loss)	$123	$(24)	$(24)

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Such gains and losses are included in revenue in the combined and consolidated statements of operations.

The effect of non-trading derivatives associated with Renewables and Gas activities for the years ended December 31, 2014, 2013 and 2012 consisted of:

Years Ended December 31,	2014	2013	2012
(Millions)
Wholesale electricity purchase contracts	$(8)	$9	$3
Wholesale electricity sales contracts	15	(2)	(22)
Foreign exchange forward purchase contracts	—	—	(3)
Financial power contracts	30	(19)	(9)
Natural gas and other fuel purchase contracts	(1)	16	29

Total Gain (Loss)	$36	$4	$(2)

Such gains and losses are included in revenue and “Purchased Power and fuel used” operating expenses in the combined and consolidated statements of operations, depending upon the nature of the transaction.

(c) Counterparty credit risk management

NYSEG and RGE face risks related to counterparty performance on hedging contracts due to counterparty credit default. We have developed a matrix of unsecured credit thresholds that are dependent on the counterparty’s or the counterparty’s guarantor’s applicable credit rating, normally Moody or Standard & Poor’s. When our exposure to risk for a counterparty exceeds the unsecured credit threshold, the counterparty is required to post additional collateral or we will no longer transact with the counterparty until the exposure drops below the unsecured credit threshold.

We have various master netting arrangements in the form of multiple contracts with various single counterparties that are subject to contractual agreements that provide for the net settlement of all contracts through a single payment. Those arrangements reduce our exposure to a counterparty in the event of default on or termination of any single contract. For financial statement presentation purposes, we do not offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement. Under the master netting arrangements our obligation to return cash collateral was $0.2 million as of December 31, 2014 and 2013.

Certain of our derivative instruments contain provisions that require us to maintain an investment grade credit rating on our debt from each of the major credit rating agencies. If our debt were to fall below investment grade, we would be in violation of those provisions and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit risk related contingent features that are in a liability position as of December 31, 2014 is $36.8 million, for which we have posted collateral. If the credit risk related contingent features underlying those agreements were triggered on December 31, 2014, we would receive a refund of collateral.

Note 12. Commitments and Contingent Liabilities

We are party to various legal disputes arising as part of our normal business activities. We do not provide for accrual of legal costs expected to be incurred in connection with a loss contingency.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Transmission - FERC ROE Proceeding

CMP’s transmission rates are determined by a tariff regulated by the FERC and administered by ISO New England (ISO-NE). Transmission rates are set annually pursuant to a FERC authorized formula that allows for recovery of direct and allocated transmission operating and maintenance expenses, including return of and on investment in assets. The FERC provided a base ROE of 11.14% and additional incentive adders applicable to assets based upon vintage, voltage, and other factors.

Complaint I - In September 2011 the Massachusetts Attorney General filed a complaint with the FERC that the ROE was too high and should be lowered by 1.94%, to a value of 9.2%. CMP is a member of the New England Transmission Owners and is therefore subject to the outcome of the complaint proceeding. On October 16, 2014, the FERC issued an order in the ROE case which concluded:

•	The base ROE is set at 10.57% effective October 16, 2014.

•	There is an ROE cap on incentive returns of 11.74%, also effective October 16, 2014.

•	The long-term growth rate used in the two-step discounted cash flows analysis should be Gross Domestic Product and is 4.39% in this proceeding. This aspect of their decision results from the paper hearing that FERC initiated in its June 2014 decision in this case.

•	CMP must provide refunds for the period October 2011 through December 2012 with a base ROE of 10.57% and an ROE cap on incentives of 11.74%.

On March 3, 2015, the FERC issued an order on requests for rehearing of its October 16, 2014 decision. The March order upheld the FERC’s initial decision and further clarified that the 11.74% ROE cap will be applied on a project specific basis and not on a transmission owner’s total average return.

Complaint II - Filed December 27, 2012. On June 19, 2014, the FERC issued an order setting this case for settlement and hearing and set a refund effective date of December 27, 2012. The parties entered settlement negotiations which ended in late October 2014 when the parties were unable to reach agreement. The FERC has set a schedule for this case that calls for hearings in June 2015. The order estimates a decision by April 30, 2016, which date has subsequently been revised to September 2016.

Complaint III - Filed August 2014 by the initial complainants in Complaint II, reiterates the same positions in Complaint II. On November 24, 2014, the FERC issued an order setting the complaint for hearing, consolidating Complaints II and III, and establishing a refund effective date of July 31, 2014.

CMP reserved for refunds in 2013 and 2014. The 2013 reserve was $6.6 million associated with Complaint I. In 2014, CMP recorded an additional reserve as a regulatory liability of $29.9 million associated with Complaints I, II, and III. CMP’s reserved amounts reflect projected refund obligations that are consistent with the FERC’s March 3, 2015 final Complaint I decision.

NYPSC Staff Review of Earnings Sharing Calculations and Other Regulatory Deferrals

In December 2012, the NYPSC Staff (Staff) informed NYSEG and RGE that the Staff had conducted an audit of the companies’ annual compliance filings (ACF) for 2009 through August 31, 2010, and the first rate year of the current rate plan, September 1, 2010 through August 31, 2011. The Staff’s preliminary findings indicated adjustments to deferred balances primarily associated with storm costs and the treatment of certain incentive compensation costs for purposes of the 2011 ACF. The Staff’s findings approximate $9.8 million of adjustments to deferral balances and customer earnings sharing accruals. NYSEG and RGE reviewed the Staff’s adjustments

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

and work papers and provided a response in 2013. Staff has not yet replied to NYSEG’s and RGE’s response. NYSEG and RGE disagreed with certain staff conclusions and as a result have recorded a $3.4 million reserve in December 2012 in anticipation of settling the Staff issues. We cannot predict the ultimate outcome of this proceeding.

MNG rate case

On June 19, 2015 the Maine Commission staff issued their bench analysis in the rate proceeding proposing a disallowance in current rates of between approximately $10 million and $30 million of capital investment related to cost overages and low customer demand in the Augusta Maine expansion. The MNG rate filing is pending before the MPUC with a decision expected by the end of 2015.

Leases

Operating lease expense relating to operational facilities, office building leases, and vehicle and equipment leases was $48.7 million, $67.6 million and $41.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. Amounts related to contingent payments predominantly linked to electricity generation at the respective facilities was $20.4 million, $20.6 million and $12.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Leases for most of the land on which wind farm facilities are located have various renewal and termination clauses.

Total future minimum lease payments as of December 31, 2014 consisted of:

(Millions)
Year	Operating Leases (a)	Capital Leases (a)	Total
2015	$24	$16	$40
2016	24	9	33
2017	23	6	29
2018	22	5	27
2019	23	5	28
2020 and thereafter	257	58	315

Total	$373	$99	$472

(a)	Payments related to the period of remaining useful life of facilities are on an undiscounted basis.

In April 2013, we concluded a sale and subsequent lease-back transaction on one of our operating facilities for an initial cash receipt of $110 million. Under the terms of the agreement, we will simultaneously sell and then lease back the facility over a fifteen-year period, with an option to repurchase the facility at the end of year ten. During the lease period, we will continue to maintain and operate the entire facility. We accounted for this as a capital sale lease-back transaction, under which a lease payable liability is recognized which is offset by the increase in cash.

On January 16, 2014, as required by its regulator, NYSEG renewed a Reliability Support Services Agreement (RSS Agreement) with Cayuga Operating Company, LLC (Cayuga) for Cayuga to provide reliability support services to maintain necessary system reliability through June 2017. Cayuga owns and operates the Cayuga Generating Facility (Facility), a coal-fired generating station that includes two generating units. Cayuga will operate and maintain the RSS units and manage and comply with scheduling deadlines and requirements for maintaining the Facility and the RSS units as eligible energy and capacity providers and will comply with

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

dispatch instructions. NYSEG will pay Cayuga a monthly fixed price and will also pay for capital expenditures for specified capital projects. NYSEG will be entitled to a share of any capacity and energy revenues earned by Cayuga. We account for this arrangement as an operating lease. The net expense incurred under this operating lease was $19.8 million for the year ended December 31, 2014.

On December 31, 2014, we concluded the sale of our ten-percent undivided interest in Unit 1 of the Springerville power plant to Tucson Electric Power for $19.6 million. We had previously accounted for this plant as an operating lease. This transaction was recorded in “Other income and (expense)”.

Power, Gas, and Other Arrangements

Forward purchases and sales commitments under power, gas, and other arrangements as of December 31, 2014 consisted of:

(Millions)	Purchases				Sales
As of December 31,	Gas	Power	Other	Total	Gas	Power	Other	Total
2015	$1,810	$286	$21	$2,117	$1,823	$319	$12	$2,154
2016	222	102	11	335	296	127	3	426
2017	26	34	7	67	59	64	2	125
2018	24	30	4	58	21	20	2	43
2019	19	10	1	30	21	4	1	26
Thereafter	66	263	—	329	84	27	—	111

Totals	$2,167	$725	$44	$2,936	$2,304	$561	$20	$2,885

Guarantee Commitments to Third Parties

We and our subsidiaries are at times required to provide bank or corporate guarantees in the normal course of business. These include, but are not limited to, the following:

•	Market Guarantees - guarantees given to cover risks of buying and trading electricity and gas with us or our subsidiaries.

•	Performance Guarantees - guarantees given to secure fulfillment of obligations resulting from the exercise of our business activities or those of our subsidiaries.

At December 31, 2014 we had $14 million in externally backed guarantees. Management does not believe that we will be required to perform under these guarantees and as such has not recognized any associated liability.

IRHI has executed a guarantee and support agreement from Iberdrola, which obligates Iberdrola to provide any necessary financial support to IRHI to allow it to meet payment obligations on indebtedness that it may incur or for claims made against us pursuant to its obligations as a guarantor to its subsidiaries.

Property, Plant and Equipment

We have made future commitments to purchase property, plant, and equipment in order to continue to develop and grow our business. The amount of such future commitments was $168.3 million as of December 31, 2014.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Note 13. Environmental Liability

Environmental laws, regulations and compliance programs may occasionally require changes in our operations and facilities and may increase the cost of electric and natural gas service. We do not provide for accruals of legal costs expected to be incurred in connection with loss contingencies.

The Environmental Protection Agency and various state environmental agencies, as appropriate, have notified us that we are among the potentially responsible parties that may be liable for costs incurred to remediate certain hazardous substances at twenty-three waste sites, which do not include sites where gas was manufactured in the past. Fourteen of the twenty-three sites are included in the New York State Registry of Inactive Hazardous Waste Disposal Sites; five sites are included in Maine’s Uncontrolled Sites Program and one site is included on the Massachusetts Non- Priority Confirmed Disposal Site list. The remaining sites are not included in any registry list. Finally, nine of the twenty-three sites are also included on the National Priorities list. Any liability may be joint and severable for certain sites.

We have recorded an estimated liability of $1 million related to nine of the twenty-three sites. We have paid remediation costs related to the remaining fourteen sites and do not expect to incur additional liabilities. We have recorded an estimated liability of $6 million related to another ten sites where we believe it is probable that we will incur remediation costs and or monitoring costs, although we have not been notified that we are among the potentially responsible parties or that we are regulated under State Resource Conservation and Recovery Act programs. It is possible the ultimate cost to remediate these sites may be significantly more than the accrued amount. Factors affecting the estimated remediation amount include the remedial action plan selected, the extent of site contamination, and the portion of remediation attributed to us.

We have a program to investigate and perform necessary remediation at our fifty-three sites where gas was manufactured in the past. Eight sites are included in the New York State Registry; eleven sites are included in the New York Voluntary Cleanup Program; three sites are part of Maine’s Voluntary Response Action Program and of those two sites are part of Maine’s Uncontrolled Sites Program. The remaining sites are not included in any registry list. We have entered into consent orders with various environmental agencies to investigate and where necessary remediate forty-seven of the fifty-three sites.

Our estimate for all costs related to investigation and remediation of the fifty-three sites ranges from a minimum of $312 million to $480 million as of December 31, 2014. Our estimate could change materially based on facts and circumstances derived from site investigations, changes in required remedial actions, changes in technology relating to remedial alternatives, and changes to current laws and regulations.

The liability to investigate and perform remediation at the known inactive gas manufacturing sites was $312 million and $280 million as of December 31, 2014 and 2013, respectively. We recorded a corresponding regulatory asset, net of insurance recoveries and the amount collected from FirstEnergy, as described below, because we expect to recover the net costs in rates. Our environmental liability accruals are recorded on an undiscounted basis and are expected to be paid through the year 2048.

FirstEnergy

NYSEG sued FirstEnergy under the Comprehensive Environmental Response, Compensation, and Liability Act to recover environmental cleanup costs at sixteen former manufactured gas sites. FirstEnergy’s liability was based on their status as successor to Associated Gas & Electric Company, a utility holding conglomerate that unlawfully dominated operations at the plants from approximately 1906 through 1942. In July 2011, the District

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Court issued a decision and order in NYSEG’s favor. Based on past and future clean-up costs at the sixteen sites in dispute, FirstEnergy would be required to pay NYSEG approximately $60 million if the decision were upheld on appeal. On September 9, 2011, FirstEnergy paid NYSEG $30 million, representing their share of past costs of $27 million and pre-judgment interest of $3 million.

FirstEnergy appealed the decision to the Second Circuit Court of Appeals. On September 11, 2014, the Second Circuit Court of Appeals affirmed the District Court’s decision in NYSEG’s favor, but modified the decision for nine sites, reducing NYSEG’s damages for incurred costs from $27 million to $22 million, excluding interest, and reducing FirstEnergy’s allocable share of future costs at these sites. NYSEG refunded FirstEnergy the excess $5 million in November 2014.

FirstEnergy remains liable for a substantial share of clean up expenses at nine MPG Energy sites. Because the District Court’s original damage award for incurred costs was based on 2009 figures, FirstEnergy now owes NYSEG an additional damages payment of approximately $16 million for cleanup costs incurred while the appeal was pending. FirstEnergy would also be liable for a share of future costs, which, based on current projections, would be $27 million. Both amounts are being treated as contingent assets and have not been recorded as either a receivable or a decrease to the environmental provision.

Century Indemnity and OneBeacon

On August 14, 2013, NYSEG filed suit in federal court against two excess insurers, Century Indemnity and OneBeacon, who provided excess liability coverage to NYSEG. NYSEG seeks payment for clean-up costs associated with contamination at twenty-two former manufactured gas plants. Based on estimated clean-up costs of $282 million, the carriers’ allocable share is approximately $89 million, excluding pre-judgment interest. Any recovery will be flowed through to NYSEG ratepayers.

Century and One Beacon have answered admitting issuance of the excess policies, but contesting coverage and providing documentation proving they received notice of the claims in the 1990s. We cannot predict the outcome of this matter.

Note 14. Income Taxes

Current and deferred taxes charged to expense for continuing operations for the years ended December 31, 2014, 2013 and 2012 consisted of:

Years Ended December 31,	2014	2013	2012
(Millions)
Current
Federal	($10)	($22)	$10
State	31	(1)	(23)

Current taxes charged to expense (benefit)	21	(23)	(13)
Deferred
Federal	218	53	(114)
State	82	40	47

Deferred taxes charged to expense (benefit)	300	93	(67)
Production tax credit	(37)	(42)	(39)
Investment tax credit	(2)	(2)	(2)

Total Tax Expense (Benefit) for Continuing Operations	$282	$26	($121)

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The differences between tax expense of continuing operations and tax expense at the 35% statutory federal tax rate for the years ended December 31, 2014, 2013 and 2012 consisted of:

Years Ended December 31,	2014	2013	2012
(Millions)
Tax expense (benefit) at federal statutory rate	$247	$(13)	$17
Depreciation and amortization not normalized	15	24	(5)
Investment tax credit amortization	(2)	(2)	(2)
Tax return and audit adjustments	2	7	—
Production tax credits	(37)	(42)	(39)
Tax equity financing arrangements	(11)	(23)	(16)
Change in tax reserves	3	(2)	(219)
Impairment of non-deductible goodwill	—	38	133
Changes in New York tax law	41	—	—
State taxes, net of federal benefit	32	25	16
Other, net	(8)	14	(6)

Total Tax Expense (Benefit) for Continuing Operations	$282	$26	($121)

Deferred tax assets and liabilities as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
(Millions)
Current Deferred Income Tax Assets
Federal and state NOL’s	$63	$—
Regulatory	29	20
Other	5	26

Total Current Deferred Income Tax Assets	$97	$46

Less amounts classified as regulatory assets
Current deferred income taxes	29	20

Current Deferred Income Tax Assets	$68	$26

Non-current Deferred Income Tax Liabilities (Assets)
Property related	$3,788	$3,527
Unfunded future income taxes	150	142
Production tax and state tax credits	(317)	(291)
Accumulated deferred investment tax credits	16	17
Federal and state NOL’s	(1,203)	(1,158)
Joint Ventures/Partnerships	884	892
Nontaxable grant revenue	(622)	(646)
Other	71	(57)

Non-current Deferred Income Tax Liabilities	2,767	2,426
Add: Valuation allowance	17	9

Total Non-current Deferred Income Tax Liabilities	2,784	2,435
Less amounts classified as regulatory liabilities
Non-current deferred income taxes	462	313

Non-current Deferred Income Tax Liabilities	$2,322	$2,122

Deferred tax assets	$2,239	$2,198
Deferred tax liabilities	4,926	4,587

Net Accumulated Deferred Income Tax Liabilities	$2,687	$2,389

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Valuation allowances are recorded to reduce deferred tax assets when it is not more-likely-than not that all or a portion of a tax benefit will be realized. A valuation allowance for the entire $9 million (net of federal benefit) carryforward of Maine Research and Development Super credits generated in tax years 2007 through 2012 was established as of December 31, 2012 with no change in this balance as of December 31, 2014 or 2013. In 2014 a valuation allowance of $8 million, (net of federal benefit), was established on various state NOLs.

The reconciliation of gross income tax reserves for the years ended December 31, 2014, 2013 and 2012 consisted of:

Years ended December 31,	2014	2013	2012
(Millions)
Beginning Balance	$41	$91	$347
Increases for tax positions related to prior years	20	4	57
Reduction for tax position related to settlements with taxing authorities	(23)	(54)	(313)

Ending Balance	$38	$41	$91

The accounting guidance for uncertainty in income taxes provides that the financial effects of a tax position shall initially be recognized when it is more likely than not based on the technical merits the position will be sustained upon examination, assuming the position will be audited and the taxing authority has full knowledge of all relevant information.

Unrecognized income tax benefits represent income tax positions taken on income tax returns but not yet recognized in the combined and consolidated financial statements. We have unrecognized income tax benefits of $38 million, $41 million, and $91 million for the years ended December 31, 2014, 2013 and 2012, respectively. Accruals for interest and penalties on tax reserves were $3 million, $11 million, and $22 million for the years ended December 31, 2014, 2013 and 2012, respectively. If recognized, $7 million of the total gross unrecognized tax benefits would affect the effective tax rate.

The total amount of unrecognized tax benefits anticipated to result in a net decrease to unrecognized tax benefits within 12 months of December 31, 2014 is estimated to be between $5 million and $14 million, primarily relating to the statute of limitation lapses and tax exam settlements.

During 2012, the Internal Revenue Service concluded its examination of IRHI for the 2008–2009 tax years, the results of which were reviewed by the Joint Committee on Taxation of the United State Congress and approved April 1, 2013. All federal tax returns filed by IRHI from the period ended March 31, 2004 to December 31, 2009, are closed for adjustment. Generally, the adjustment period for the individual states the company filed in is at least as long as the federal period.

On December 29, 2014, the Joint Committee on Taxation approved the examination of IUSA and its subsidiaries, without IRHI, for the tax years 1998 through 2009. The results of these audits, net of reserves already provided, were immaterial. All New York and Maine state returns, which were filed without IRHI, are closed through 2011.

At December 31, 2014, we had federal tax net operating losses of $3.4 billion, federal renewable energy credits, federal R&D tax credits and other federal credits of $311 million, state tax net operating losses of varying values in several jurisdictions and miscellaneous state tax credits of $17 million available to carry forward and reduce future income tax liabilities. The tax value of the state net operating losses is $136 million. For state purposes, we recognized a valuation allowance of $26 million. The federal and state net operating losses begin to expire in 2025, while the federal tax credits begin to expire in 2024.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Note 15. Post-retirement and Similar Obligations

Networks have funded noncontributory defined benefit pension plans that cover substantially all Networks employees. The plans provide defined benefits based on years of service and final average salary for employees hired before 2002. Employees hired in 2002 or later are covered under a cash balance plan or formula where their benefit accumulates based on a percentage of annual salary and credited interest. During 2013, Networks announced that they would discontinue, effective December 31, 2013, the cash balance accruals for all non-union employees covered under the cash balance plans. CMP’s unionized employees covered under the cash balance plans ceased to receive accruals as of December 31, 2014. Their earned balances will continue to accrue interest but will no longer be increased by a percentage of earnings. Instead, they will receive a minimum contribution to their account under their respective company’s defined contribution plan. There was no change to the defined benefit plans for employees covered under the plans that provide defined benefits based on years of service and final average salary.

Networks have other postretirement health care benefit plans covering substantially all Networks’ employees. The healthcare plans are contributory and participants contributions are adjusted annually.

IRHI have funded defined benefit pension plans for eligible employees hired prior to January 1, 2008. The benefit is based on participant’s age, service, and five years average pay at the time of the freeze date of April 30, 2011. IRHI have other postretirement health care benefit plans covering eligible retirees and employees hired prior to January 1, 2008. Health and life insurance rates are based on age and service points at the time of retirement.

Obligations and funded status as of December 31, 2014 and 2013 consisted of:

	Pension Benefits		Postretirement Benefits
As of December 31,	2014	2013	2014	2013
(Millions)
Change in benefit obligation
Benefit obligation as of January 1,	$2,316	$2,629	$385	$435
Service cost	30	36	5	5
Interest cost	110	105	18	17
Plan participants’ contributions	—	—	4	4
Plan amendments	—	—	—	(2)
Actuarial (gain) loss	439	(237)	64	(38)
Benefits paid	(275)	(217)	(41)	(36)

Benefit Obligation as of December 31,	2,620	2,316	435	385

Change in plan assets
Fair value of plan assets as of January 1,	2,223	2,244	128	120
Actual return on plan assets	163	188	4	12
Employer contributions	31	8	37	31
Plan participants’ contributions	—	—	4	4
Benefits paid	(274)	(217)	(40)	(36)
Withdrawal from VEBA	—	—	(4)	(3)

Fair Value of Plan Assets as of December 31,	2,143	2,223	129	128

Funded Status as of December 31,	$(477)	$(93)	$(306)	$(257)

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Amounts recognized as of December 31, 2014 and 2013 consisted of:

	Pension Benefits		Postretirement Benefits
As of December 31,	2014	2013	2014	2013
(Millions)
Non-current assets	$—	$52	$—	$—
Current liabilities	—	—	(5)	(6)
Non-current liabilities	(477)	(145)	(301)	(251)

Total	$(477)	$(93)	$(306)	$(257)

Networks offered terminated vested employees an option to receive their future pension benefit as a lump sum in 2013. Approximately $59.9 million of payments were made in 2013 as a result of terminated vested employees exercising the lump sum option. An additional $5.8 million was paid in 2014. The lump sum payments did not trigger settlement accounting.

Networks made a similar offer during 2014 to retired employees who are currently receiving benefits. Approximately $118.5 million of payments were made in 2014 as a result of retired employees exercising the lump sum option. The lump sum payments did not trigger settlement accounting.

Amounts recognized in OCI for the years ended December 31, 2014, 2013 and 2012 consisted of:

	Pension Benefits			Postretirement Benefits
Years Ended December 31,	2014	2013	2012	2014	2013	2012
(Millions)
Net loss	$22	$16	$31	$8	$14	$7

We have determined that all Networks’ regulated operating companies are allowed to defer as regulatory assets or regulatory liabilities items that would have otherwise been recorded in accumulated OCI pursuant to the accounting requirements concerning defined benefit pension and other postretirement plans.

Amounts recognized as regulatory assets or regulatory liabilities for the years ended December 31, 2014, 2013 and 2012 consisted of:

	Pension Benefits			Postretirement Benefits
Years Ended December 31,	2014	2013	2012	2014	2013	2012
(Millions)
Net loss	$1,045	$704	$1,069	$96	$24	$77
Prior service cost (credit)	$12	16	20	(57)	(67)	(79)

Our accumulated benefit obligation for all defined benefit pension plans was $2,436 million and $2,177 million as of December 31, 2014 and 2013, respectively. CMP’s and NYSEG’s postretirement benefits were partially funded as of December 31, 2014 and 2013. NYSEG had no withdrawals from its postretirement benefit fund during 2014 or 2013. CMP withdrew $4.1 million and $3.0 million to reimburse itself for a portion of benefits paid for in 2014 and 2013, respectively.

The projected benefit obligation and the accumulated benefit obligation exceeded the fair value of pension plan assets for all plans as of December 31, 2014 and for all plans except NYSEG’s plan as of December 31, 2013.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The aggregate projected and accumulated benefit obligations and the fair value of plan assets for underfunded plans as of December 31, 2014 and 2013 consisted of:

	Projected Benefit Obligation Exceeds Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds Fair Value of Plan Assets
As of December 31,	2014	2013	2014	2013
(Millions)
Projected benefit obligation	$2,620	$834	$2,620	$834
Accumulated benefit obligation	2,436	774	2,436	774
Fair value of plan assets	2,143	689	2,143	689

Components of Networks’ net periodic benefit cost and other changes in plan assets and benefit obligations recognized in income and regulatory assets and liabilities as of December 31, 2014, 2013 and 2012 consisted of:

(Millions)	Pension Benefits			Postretirement Benefits
As of December 31,	2014	2013	2012	2014	2013	2012
Net Periodic Benefit Cost:
Service cost	$30	$36	$31	$4	$5	$4
Interest cost	107	102	107	17	16	20
Expected return on plan assets	(161)	(166)	(171)	(7)	(7)	(6)
Amortization of prior service cost (benefit)	4	4	5	(11)	(14)	(9)
Amortization of net loss	94	120	110	—	3	6
Amortization of transition obligation	—	—	—	—	—	7

Net Periodic Benefit Cost	74	96	82	3	3	22

Other Changes in plan assets and benefit obligations recognized in regulatory assets and regulatory liabilities:
Net loss (gain)	$434	$(244)	$155	$72	$(50)	$21
Amortization of net (loss)	(94)	(120)	(110)	—	(3)	(6)
Current year prior service cost	—	—	—	—	(2)	(74)
Amortization of prior service (cost)	(4)	(4)	(5)	11	14	9
Amortization of transition obligation	—	—	—	—	—	(7)

Total Other Changes	336	(368)	40	83	(41)	(57)

Total Recognized	$410	$(272)	$122	$86	$(38)	$(35)

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Components of IRHI’s net periodic benefit cost and other changes in plan assets and benefit obligations recognized in income and OCI as of December 31, 2014, 2013 and 2012 consisted of:

(Millions)	Pension Benefits			Postretirement Benefits
As of December 31,	2014	2013	2012	2014	2013	2012
Net Periodic Benefit Cost:
Service cost	$—	$—	$—	$1	$1	$1
Interest cost	2	2	3	1	1	1
Expected return on plan assets	(3)	(3)	(4)	—	—	—
Amortization of prior service cost (benefit)	—	—	—	1	1	1
Amortization of net loss	—	1	—	1	—	—
Settlement charge	—	2	—	—	—	—

Net Periodic Benefit Cost (income)	(1)	2	(1)	4	3	3

Other Changes in plan assets and benefit obligations recognized in OCI:
Net loss (gain)	6	(12)	11	(5)	7	—
Amortization of net (loss)	—	(3)	—	(1)	—	—
Amortization of prior service (cost)	—	—	—	(1)	(1)	(1)

Total Other Changes	6	(15)	11	(7)	6	(1)

Total Recognized	$5	$(13)	$10	$(3)	$9	$2

The net periodic benefit cost for postretirement benefits represents the amount expensed for providing health care benefits to retirees and their eligible dependents. We include the net periodic benefit cost in other operating expenses net of capitalized portion.

Amounts expected to be amortized from regulatory assets or liabilities into net periodic benefit cost for the year ending December 31, 2015 consisted of:

Year Ended December 31, 2015	Pension Benefits	Postretirement Benefits
(Millions)
Estimated net loss	$130	$7
Estimated prior service cost (benefit)	3	(9)

Amounts expected to be amortized from OCI into net periodic benefit cost for the year ending December 31, 2015 consisted of:

Year Ended December 31, 2015	Pension Benefits	Postretirement Benefits
(Millions)
Estimated net loss	$1	$1
Estimated prior service cost (benefit)	—	1

We expect that no pension benefit or postretirement benefit plan assets will be returned to us during the year ending December 31, 2015.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The weighted-average assumptions used to determine benefit obligations as of December 31, 2014 and 2013 consisted of:

	Pension Benefits		Postretirement Benefits
As of December 31,	2014	2013	2014	2013
Discount rate - Networks	3.80%	4.90%	3.80%	4.90%
Discount rate - IRHI	3.90%	5.00%	3.90%	5.00%
Rate of compensation increase - Networks	4.10%	4.20%	—	—

The discount rate is the rate at which the benefit obligations could presently be effectively settled. We determined the discount rates by developing yield curves derived from a portfolio of high grade noncallable bonds with yields that closely match the duration of the expected cash flows of our benefit obligations.

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2014, 2013 and 2012 consisted of:

	Pension Benefits			Postretirement Benefits
Years Ended December 31,	2014	2013	2012	2014	2013	2012
Discount rate - Networks	4.90%	4.10%	4.75%	4.90%	4.10%	4.75%
Discount rate - IRHI	5.00%	4.00%	5.00%	5.00%	4.00%	5.00%
Expected long-term return on plan assets - Networks	7.50%	7.50%	7.75%	—	—	—
Expected long-term return on plan assets - IRHI	6.90%	6.50%	7.25%	6.50%	6.25%	6.75%
Expected long-term return on plan assets - nontaxable trust - Networks	—	—	—	7.50%	7.50%	7.50%
Expected long-term return on plan assets - taxable trust - Networks	—	—	—	5.00%	5.00%	4.75%
Rate of compensation increase - Networks	4.20%	4.00%	4.00%	—	—	—

We developed our expected long-term rate of return on plan assets assumption based on a review of long-term historical returns for the major asset classes, the target asset allocations, and the effect of rebalancing of plan assets discussed below. Our analysis considered current capital market conditions and projected conditions. NYSEG and RGE amortize unrecognized actuarial gains and losses over ten years from the time they are incurred as required by the NYPSC. Our other companies use the standard amortization methodology under which amounts in excess of ten-percent of the greater of the projected benefit obligation or market related value are amortized over the plan participants’ average remaining service to retirement.

Assumed health care cost trend rates used to determine benefit obligations as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
Health care cost trend rate assumed for next year - Networks	7.75%/7.25%	8.0% - 7.5%
Health care cost trend rate assumed for next year - IRHI	7.75%/6.75%	7.75%
Rate to which cost trend rate is assumed to decline (ultimate trend rate) - Networks	4.5%	4.5%
Rate to which cost trend rate is assumed to decline (ultimate trend rate) - IRHI	4.75%	4.75%
Year that the rate reaches the ultimate trend rate - Networks	2027	2027
Year that the rate reaches the ultimate trend rate - IRHI	2025	2025

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The effects of a one-percent change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
(Millions)
Effect on total of service and interest cost	$1	$(1)
Effect on postretirement benefit obligation	10	(8)

Contributions

We make annual contributions in accordance with our funding policy of not less than the minimum amounts as required by applicable regulations. We expect to contribute $1 million to our pension benefit plans during 2015.

Estimated Future Benefit Payments

Expected benefit payments and Medicare Prescription Drug, Improvement and Modernization Act of 2003 subsidy receipts reflecting expected future service as of December 31, 2014 consisted of

(Millions)	Pension Benefits	Postretirement Benefits	Medicare Act Subsidy Receipts
2015	$151	$27	$—
2016	155	27	—
2017	159	27	—
2018	161	27	—
2019	163	28	—
2020 - 2024	832	139	2

Non-Qualified Pension Plans

We also sponsor various unfunded pension plans for certain current employees, former employees and former directors. The total liability for these plans, which is included in Other Non-current Liabilities was $43 million and $37 million at December 31, 2014 and 2013, respectively.

Plan Assets

Our pension benefits plan assets for Networks and IRHI are held in two master trusts. This provides for a uniform investment manager lineup and an efficient, cost effective means of allocating expenses and investment performance to each plan. Our primary investment objective is to ensure that current and future benefit obligations are adequately funded and with volatility commensurate with our risk tolerance. Preservation of capital and achievement of sufficient total return to fund accrued and future benefits obligations are of highest concern. Our primary means for achieving capital preservation is through diversification of the trusts’ investments while avoiding significant concentrations of risk in any one area of the securities markets. Further diversification is achieved within each asset group through utilizing multiple asset managers and systematic allocation to various asset classes and providing broad exposure to different segments of the equity, fixed income, and alternative investment markets.

Networks’ asset allocation policy is the most important consideration in achieving our objective of superior investment returns while minimizing risk. We have established a target asset allocation policy within allowable ranges for our pension benefits plan assets within broad categories of asset classes made up of Return-Seeking

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

and Liability-Hedging investments. Within the Return-Seeking category, we have targets of thirty-five-percent in equity securities and twenty-percent in equity alternative investments. The Liability-Hedging asset class has a target allocation percentage of forty-five-percent. Return-Seeking investments generally consist of domestic, international, global, and emerging market equities invested in companies across all market capitalization ranges. Return-Seeking assets also include investments in real estate, absolute return, and strategic markets. Liability-Hedging investments generally consist of long-term corporate bonds, annuity contracts, long-term treasury STRIPS, and opportunistic fixed income investments. Systematic rebalancing within the target ranges increases the probability that the annualized return on the investments will be enhanced, while realizing lower overall risk, should any asset categories drift outside their specified ranges.

IRHI’s investment portfolio contains a diversified blend of equity, fixed income, and other investments. Equity investments are diversified across U.S. and non-U.S. stocks, investment styles, and market capitalization ranges. Fixed income investments are primarily invested in U.S. bonds and may also include some non-U.S. bonds. Other asset classes, including real estate, absolute return, and real return, are used to enhance long-term returns while improving portfolio diversification. We primarily minimize the risk of large losses through diversification but also through monitoring and managing other aspects of risk through quarterly investment portfolio reviews, annual liability measurements, and periodic asset and liability studies.

The fair values of pension benefits plan assets, by asset category, as of December 31, 2014 consisted of:

As of December 31, 2014		Fair Value Measurements
(Millions)	Total	Level 1	Level 2	Level 3
Asset Category
Cash and cash equivalents	$48	$4	$44	$—
U.S. government securities	177	177	—	—
Common stocks	447	360	87	—
Registered investment companies	116	116	—	—
Corporate bonds	367	23	344	—
Preferred stocks	4	—	4	—
Common collective trusts	477	—	28	449
Partnerships/joint venture interests	79	—	—	79
Real estate investments	77	2	—	75
Other, principally annuity, fixed income	351	5	4	342

Total	$2,143	$687	$511	$945

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The fair values of pension benefits plan assets, by asset category, as of December 31, 2013 consisted of:

As of December 31, 2013		Fair Value Measurements
(Millions)	Total	Level 1	Level 2	Level 3
Asset Category
Cash and cash equivalents	$43	$1	$42	$—
U.S. government securities	188	188	—	—
Common stocks	634	453	181	—
Registered investment companies	115	115	—	—
Corporate bonds	236	11	225	—
Preferred stocks	2	2	—	—
Common/collective trusts	513	—	55	458
Partnership/joint venture interests	57	—	—	57
Real estate investments	70	3	—	67
Other, principally annuity, fixed income	365	27	1	337

Total	$2,223	$800	$504	$919

Valuation Techniques

We value our pension benefits plan assets as follows:

•	Cash and cash equivalents - Level 1: at cost, plus accrued interest, which approximates fair value. Level 2: proprietary cash associated with other investments, based on yields currently available on comparable securities of issuers with similar credit ratings.

•	U.S. government securities, Common stocks and Registered investment companies - at the closing price reported in the active market in which the security is traded.

•	Corporate bonds - based on yields currently available on comparable securities of issuers with similar credit ratings.

•	Mutual funds - based upon quoted market prices in active markets, which represent the Net Asset Value (NAV) of the shares held.

•	Preferred stocks - at the closing price reported in the active market in which the individual investment is traded.

•	Common/collective trusts and Partnership/joint ventures - using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified as Level 2 if the plan has the ability to redeem the investment with the investee at NAV per share at the measurement date. Redemption restrictions or adjustments to NAV based on unobservable inputs result in the fair value measurement being classified as Level 3 if those inputs are significant to the overall fair value measurement.

•	Real estate investments - based on a discounted cash flow approach that includes the projected future rental receipts, expenses and residual values because the highest and best use of the real estate from a market participant view is as rental property.

•

Other investments, principally annuity and fixed income - Level 1: at the closing price reported in the active market in which the individual investment is traded. Level 2: based on yields currently available on comparable securities of issuers with similar credit ratings. Level 3: when quoted prices are not available for

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

identical or similar instruments, under a discounted cash flows approach that maximizes observable inputs such as current yields of similar instruments but includes adjustments for certain risks that may not be observable such as credit and liquidity risks.

Fair value measurements using Level 3 inputs as of December 31, 2014, 2013 and 2012 consisted of:

(Millions)	Common Collective Trusts	Partnership Joint Venture Interests	Real Estate Investments	Other Investments	Total
As of December 31, 2012	$250	$50	$59	$319	$678
Actual return on plan assets:
Relating to assets sold during the year	—	—	—	(2)	(2)
Relating to assets still held at the reporting date	49	7	5	(7)	54
Purchases, sales and settlements	159	—	3	27	189

As of December 31, 2013	$458	$57	$67	$337	$919
Actual return on plan assets:
Relating to assets sold during the year	6	—	—	—	6
Relating to assets still held at the reporting date	5	3	6	5	19
Purchases, sales and settlements	(20)	19	2	—	1

As of December 31, 2014	$449	$79	$75	$342	$945

Our postretirement benefits plan assets are held with trustees in multiple voluntary employees’ beneficiary association (VEBA) and 401(h) arrangements and are invested among and within various asset classes to achieve sufficient diversification in accordance with our risk tolerance. This is achieved for our postretirement benefits plan assets through the utilization of multiple institutional mutual and money market funds, providing exposure to different segments of the fixed income, equity and short-term cash markets. Approximately twenty-five-percent of the postretirement benefits plan assets are invested in VEBA and 401(h) arrangements that are not subject to income taxes with the remainder being invested in arrangements subject to income taxes.

Networks have established a target asset allocation policy within allowable ranges for postretirement benefits plan assets of forty-seven-percent equity securities, thirty-eight-percent fixed income, and fifteen-percent for all other investment types. The target allocations within allowable ranges are further diversified into twenty-percent large cap domestic equities, twelve-percent medium and small cap domestic equities, ten-percent international developed market, and five-percent emerging market equity securities. Fixed income investment targets and ranges are segregated into core fixed income at thirty-one-percent, global high yield fixed income at four-percent, and international developed market debt at three-percent. Other alternative investment targets are five-percent for real estate, five-percent for absolute return, and five-percent for tangible assets. Systematic rebalancing within target ranges increases the probability that the annualized return on investments will be enhanced, while realizing lower overall risk, should any asset categories drift outside their specified ranges.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The fair value of other postretirement benefits plan assets, by asset category, as of December 31, 2014 consisted of:

As of December 31, 2014		Fair Value Measurements
(Millions)	Total	Level 1	Level 2	Level 3
Asset Category
Money market funds	$4	$4	$—	$—
Mutual funds, fixed	16	16	—	—
Government and corporate bonds	24	22	2	—
Mutual funds, equity	42	42	—	—
Common stocks	34	34	—	—
Mutual funds, other	8	8	—	—

Total	$128	$126	$2	$—

The fair values of other postretirement benefits plan assets, by asset category, as of December 31, 2013 consisted of:

As of December 31, 2013		Fair Value Measurements
(Millions)	Total	Level 1	Level 2	Level 3
Asset Category
Money market funds	$6	$6	$—	$—
Mutual funds, fixed	20	20	—	—
Government and corporate bonds	18	9	9	—
Mutual funds, equity	42	42	—	—
Common stocks	37	37	—	—
Mutual funds, other	5	5	—	—

Total	$128	$119	$9	$—

Valuation Techniques

We value our postretirement benefits plan assets as follows:

•	Money market funds and mutual funds - based upon quoted market prices in active markets, which represent the NAV of shares held.

•	Government bonds, and common stocks - at the closing price reported in the active market in which the security is traded.

•	Corporate bonds - based on yields currently available on comparable securities of issuers with similar credit ratings.

Pension and postretirement benefit plan equity securities did not include any Iberdrola common stock as of December 31, 2014.

Defined contribution plans

We also have defined contribution plans defined as 401(k)s. The annual contributions made through these plans amounted to $20 million, $14 million and $15 million for 2014, 2013, and 2012 respectively.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Note 16. Equity

Our share capital consisted of 243 shares, authorized and outstanding, wholly owned by Iberdrola S.A., each having a par value of $0.01, for a total value of additional paid in capital of $11,378 million as of December 31, 2014 and 2013, respectively. All ordinary shares have the same voting and economic rights. We have no treasury shares or convertible preferred shares as of December 31, 2014 or 2013. During 2013 IRHI issued shares to Iberdrola in return for $153 million in cash, $550 million in the form of a loan note and the remaining $10 million in accrued interest on the loan note. The loan note was an obligation of Networks and as a result of the reorganization in November 2013 the IRHI loan receivable and the Networks loan payable have been eliminated in the combined and consolidated financial statements.

Accumulated OCI (Loss)

Accumulated OCI for the years ended December 31, 2014, 2013 and 2012 consisted of:

Accumulated Other Comprehensive Income (Loss)	As of January 1, 2012	2012 Change	As of December 31, 2012	2013 Change	As of December 31, 2013	2014 Change	As of December 31, 2014
(Millions)
Loss on revaluation of defined benefit plans, net of income tax (expense) benefit of $5 for 2012, $(0.5) for 2013 and $(0.6) for 2014	$(19)	$(8)	$(27)	$1	$(26)	$1	$(25)
Loss for nonqualified pension plans, net of income tax (expense) benefit of $(1.0) for 2013 and $1.9 for 2014	(7)	—	(7)	(1)	(8)	(3)	(11)
Unrealized (loss) gain on derivatives qualified as cash flow hedges:
Unrealized (loss) during period on derivatives qualified as cash flow hedges, net of income tax (expense) benefit of $(3.7) for 2012 and $1.4 for 2014	(7)	7	—	—	—	(2)	(2)
Reclassification adjustment for losses on settled cash flow hedges, net of income tax benefit of $3.7 for 2012, $4.6 for 2013 and $4.1 for 2014 (a)	(79)	6	(73)	7	(66)	5	(61)
Net unrealized (loss) gain on derivatives qualified as cash flow hedges	(86)	13	(73)	7	(66)	3	(63)

Accumulated Other Comprehensive (Loss) Income	$(112)	$5	$(107)	$7	$(100)	1	$(99)

(a)	Reclassification is reflected in the operating expenses line item in the combined and consolidated statements of operations.

Note 17. Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to Iberdrola USA, Inc. by the weighted-average number of shares of our common stock outstanding. We did not have any potentially-dilutive securities for the years ended December 31, 2014, 2013 and 2012.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

We completed a series of reorganizations of entities under common control in November 2013. For purposes of computing net income (loss) per share, it is assumed that the Reorganization had occurred at the beginning of the earliest period presented consistent with the pooling of interest method. Therefore, the outstanding shares for the periods preceding the Reorganization reflect the series of reorganizations of entities under common control.

The calculations of basic and diluted earnings (loss) per share from continuing and discontinued operations attributable to Iberdrola USA, Inc., including a reconciliation of the numerators and denominators for the years ended December 31, 2014, 2013 and 2012 consisted of:

Years Ended December 31,	2014	2013	2012
(Millions, except for number of shares)
Numerator:
Net income (loss) from continuing operations available to Iberdrola USA, Inc.	$424	$(65)	$169
Net income from discontinued operations available to Iberdrola USA, Inc.	—	—	74
Denominator:
Weighted average number of shares outstanding - basic and diluted	243	243	243
Earnings per share from continuing and discontinued operations attributable to Iberdrola USA, Inc.
Net Income (Loss) Per Share, Basic and Diluted - Continuing Operations	$1.7	$(0.3)	$0.7
Net Income Per Share, Basic and Diluted - Discontinued Operations	—	—	0.3

Total	$1.7	$(0.3)	$1.0

Note 18. Tax equity financing arrangements

The sale of a membership interest in the tax equity financing arrangements (TEFs) represents the sale of an equity interest in a structure that is considered in substance real estate. Under existing guidance for real estate financings, the membership interests in the TEFs we sold to the third-party investors are reflected as a financing obligation in the consolidated balance sheets. We continue to fully consolidate the TEFs’ assets and liabilities in the consolidated balance sheets and to report the results of the TEFs’ operations in the combined and consolidated statements of operations. The presentation reflects revenues and expenses from the TEFs’ operations on a fully consolidated basis. The liabilities are increased for cash contributed by the third-party investors, interest accrued, and the federal income tax impact to the third-party investors of the allocation of taxable income. Interest is accrued on the balance using the effective interest method and the third-party investors’ targeted rate of return. The balance accrues interest at an average rate of 7.2% and 6.1% as of December 31, 2014 and 2013, respectively. The liabilities are reduced by cash distributions to the third-party investors, the allocation of production tax credits to the third-party investors, and the federal income tax impact to the third-party investors of the allocation of taxable losses. This treatment is expected to remain consistent over the terms of the TEFs.

We consider the following five structures to be TEFs: (1) Aeolus Wind Power I LLC, (2) Aeolus Wind Power II LLC, (3) Aeolus Wind Power III LLC, (4) Aeolus Wind Power IV LLC , and (5) Locust Ridge Wind Farms, LLC, (collectively, Aeolus). We retain a class of membership interest and day-to-day operational and management control of Aeolus, subject to investor approval of certain major decisions. The third-party investors do not receive a lien on any Aeolus assets and have no recourse against us for their upfront cash payments.

Wind power generation is subject to certain favorable tax treatments in the U.S. In order to monetize the tax benefits generated by Aeolus, we have entered into the Aeolus structured institutional partnership investment

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

transactions related to certain wind farms located throughout the U.S. Under the Aeolus structures, we contribute certain wind assets, relating both to existing wind farms and wind farms that are being placed into operation at the time of the relevant transaction, and other parties invest in the share equity of the Aeolus limited liability holding company. As consideration for their investment, the third parties pay us a specified amount of upfront cash and enter into fixed and or contingent notes.

The third party investors receive a disproportionate amount of the profit or loss, cash distributions and tax benefits resulting from the wind farm energy generation for a specified period of time under each Aeolus structure. For Aeolus wind farm structures the disproportionate returns of the investors represented a percentage of the cash flows and tax benefits from the Aeolus wind farm operations during the preferential return period, which continues until the investor entitled to the preferential return recovers its investment and achieves a cumulative annual after-tax return.

We cannot estimate the preferential return period for Aeolus wind farm structures, because the length of the preferential return period depends on estimated future cash flows and projected tax benefits. The majority of the profit and or loss, cash distributions, and tax benefits, if any, flip back to us at the end of the specified period.

During 2014, the investor returns on the Aeolus I structure successfully met the investor requirements, causing the structure to flip back to us, with the investor and we each retaining returns proportionate to our investments. The investor interest is now being recorded as a ten-percent noncontrolling interest, with a commensurate share of the portfolio returns.

Our Aeolus interests are not subject to any rights of investors which may restrict our ability to access or use the assets or to settle any existing liabilities associated with the interests.

One Aeolus transaction provides the third-party investor class with a contingent put option in case a specified event occurs as defined in the Aeolus agreements. If the put option were exercised, we would be obliged to buy the third-party investor’s member interest. All Aeolus transactions provide us with a call option to acquire the third-party investor’s member interest upon the occurrence of a specified event as defined in the Aeolus agreements. Such an event did occur in 2013 and we exercised our option to repurchase a portion of the holding of one of the third-party investors for $51.4 million.

Note 19. Grants, Government Incentives and Deferred Income

The changes in deferred income as of December 31, 2014 and 2013 consisted of:

(Millions)	Government grants	Other deferred income	Total
As of December 31, 2012	$1,768	$7	$1,775
Additions	27	25	52
Recognized in income	(111)	(13)	(124)

As of December 31, 2013	1,684	19	1,703
Additions	—	4	4
Recognized in income	(78)	(8)	(86)

As of December 31, 2014	$1,606	$15	$1,621

Within government grants we classify grants we received under Section 1603 of the American Recovery and Reinvestment Act of 2009, where the United States Department of Treasury (DOT) provides eligible parties the

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

option of claiming grants for specified energy property in lieu of tax credits, which we claimed for the majority of our qualifying properties. Deferred income has been recorded for the grant amounts and is amortized as an offset against depreciation expense using the straight-line method over the estimated useful life of the associated property to which the grants apply. We recognize a net deferred tax asset for the book to tax basis differences related to the property for income tax purposes.

We are required to comply with certain terms and conditions applicable to each grant and, if a disqualifying event should occur as specified in the grant’s terms and conditions, we are required to repay the grant funds to the DOT. We believe we are in compliance with each grant’s terms and conditions as of December 31, 2014 and 2013.

Other deferred income relates predominantly to gas storage transactions where revenues are recognized as services are provided.

Government grants related to depreciable assets and contributions in aid of construction treated as credits to property, plant and equipment in accordance with FERC requirements were $323 million and $286 million as of December 31, 2014 and 2013, respectively.

Note 20. Equity method investments

We have a 50-50 joint venture with Shell Wind Energy, Inc., which owns and operates a 162- megawatt (MW) wind farm located in southeast Colorado (Colorado Wind Ventures LLC), which commenced operations in January 2004. We account for this venture under the equity method of accounting. Our maximum exposure to loss is our net investment, of which the carrying amount was $66 million and $69 million as of December 31, 2014 and 2013, respectively.

We have two 50-50 joint ventures with Horizon Wind Energy, LLC, which own and operate the Flat Rock Windpower LLC and the Flat Rock Wind Power II LLC wind farms located in upstate New York. Flat Rock Wind Power LLC, which commenced operations in January 2006, has a 231-MW capacity. Flat Rock Wind Power II LLC commenced operations in September 2007 and has a 91-MW capacity. We account for the Flat Rock joint ventures under the equity method of accounting. Our maximum exposure to loss is our net investments, of which the carrying amount totaled $146 million and $156 million for Flat Rock Wind Power LLC, and $50 million and $53 million for Flat Rock Wind Power II LLC, as of December 31, 2014 and 2013, respectively.

Summarized combined financial information for these equity method investments is as follows:

Years ended December 31,	2014	2013	2012
(Millions)
Revenue	$72	$60	$54
Loss from operations	—	(15)	(14)
Net loss	—	(15)	(14)

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

As of December 31,	2014	2013
(Millions)
Current assets	$11	$16
Non-current assets	571	610
Current liabilities	10	10
Non-current liabilities	48	60
Members’ equity	524	556

Ownership share	50%	50%

Equity method investment	$262	$278

None of our joint ventures have any contingent liabilities or capital commitments. Distributions received from equity method investments amounted to $19 million, $9 million, and $9 million for the years ended December 31, 2014, 2103, and 2012 respectively.

Note 21. Other Financial Statements Items

Other income and (expense)

Other income and (expense) for the years ended December 31, 2014, 2013 and 2012 consisted of:

Years ended December 31,	2014	2013	2012
(Millions)
Allowance for funds used during construction	$17	$14	$13
Carrying costs on regulatory assets	29	29	22
Interest income on tax settlement	—	—	55
Other	6	11	27

Total Other income and (expense)	$52	$54	$117

Accounts Receivable

Accounts receivable as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
(Millions)
Trade receivables	$888	$924
Other receivables	2	3
Provision for bad debts	(49)	(58)

Total Accounts Receivable	$841	$869

The provision for bad debts relates entirely to gas and electricity consumers and comprises an amount that has been reserved following historical averages of loss percentages.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

The change in the provision for bad debts as of December 31, 2014 and 2013 consisted of:

(Millions)
As of January 1, 2012	$49
Current period provision	43
Write-off as uncollectable	(36)

As of January 1, 2013	$56
Current period provision	37
Write-off as uncollectable	(35)

As of December 31, 2013	58
Current period provision	39
Write-off as uncollectable	(48)

As of December 31, 2014	$49

DPA receivable balances, net of the applicable reserve, were $40.1 million and $51.1 million at December 31, 2014 and 2013, respectively.

Prepayments and Other Current Assets

Prepayments and other current assets as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014	2013
(Millions)
Tax receivables - VAT	$4	$4
Other tax receivables	93	50
Broker margin accounts	57	8
Loans to third parties	17	37
Fixed-term deposits	25	23
Other pledged deposits	51	159
Prepaid expenses	22	28
Other	19	19

Total	$288	$328

Note 22. Segment Information

Our segment reporting structure uses our management reporting structure as its foundation to reflect how IUSA manages the business internally and is organized by type of business. We report our financial performance based on the following three reportable segments:

•	Networks: including all the energy transmission and distribution activities, and any other regulated activity originated in New York and Maine carried out by the Group. The Networks reportable segment includes four rate regulated operating segments. These operating segments generally offer the same services distributed in similar fashions, have the same types of customers, have similar long-term economic characteristics and are subject to similar regulatory requirements, allowing these operations to be aggregated into one reportable segment.

•	Renewables: activities relating to renewable energy, mainly wind energy generation and trading related with such activities.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

•	Gas: including gas trading and storage businesses carried on by the Group

Products and services are sold between reportable segments and affiliate companies at cost. The Chief Operating Decision Maker evaluates segment performance based on segment adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) defined as net income (loss) adding back net income (loss) attributable to other non-controlling interests, income tax expense, depreciation and amortization, impairment of non-current assets and interest expense net of capitalization, and then subtracting other income and (expense), earnings (losses) from equity method investments and income from discontinued operations, per segment. Segment income, expense, and assets presented in the accompanying tables include all intercompany transactions that are eliminated in the combined and consolidated financial statements.

Segment information as of and for the year ended December 31, 2014 consisted of:

For the year ended December 31, 2014 (Millions)	Networks	Renewables	Gas	Other (a)	IUSA Consolidated
Revenue - external (b)	$3,396	$1,180	$12	$6	$4,594
Revenue - intersegment	1	9	72	(82)	—
Impairment of noncurrent assets	—	24	—	1	25
Depreciation and amortization	275	332	22	—	629
Operating income (loss) from continuing operations	616	257	16	(4)	885
Adjusted EBITDA	891	613	38	(3)	1,539
Earnings from equity method investments	—	2	—	10	12
Capital expenditures	775	250	5	—	1,030
As of December 31, 2014

Property, plant and equipment	8,389	8,185	525	—	17,099
Equity method investments	—	262	—	—	262
Total assets	$12,961	$12,329	$1,393	$(2,431)	$24,252

(a)	Does not represent a segment. It mainly includes Corporate and company eliminations.
(b)	Included in revenue-external for the year ended December 31, 2014 is: $2,726 million from regulated electric operations, $668 million from regulated gas operations and $2 million from other operations of Networks; $1,180 million from renewable energy generation of Renewables; $8 million from gas storage services and $4 million from gas trading operations of Gas.

Segment information as of and for the year ended December 31, 2013 consisted of:

For the year ended December 31, 2013 (Millions)	Networks	Renewables	Gas	Other (a)	IUSA Consolidated
Revenue - external (b)	$3,311	$1,087	$(98)	$13	$4,313
Revenue - intersegment	8	10	71	(89)	—
Impairment of noncurrent assets	—	75	545	—	620
Depreciation and amortization	257	333	26	1	617
Operating income (loss) from continuing operations	703	99	(647)	1	156
Adjusted EBITDA	960	507	(76)	2	1,393
Earnings (losses) from equity method investments	—	(7)	—	4	(3)
Capital expenditures	906	34	4	—	944
As of December 31, 2013

Property, plant and equipment	7,887	8,268	526	—	16,681
Equity method investments	—	278	—	—	278
Total assets	$11,853	$11,932	$1,509	$(2,085)	$23,209

(a)	Does not represent a segment. It mainly includes Corporate and company eliminations.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

(b)	Included in revenue-external for the year ended December 31, 2013 is: $2,665 million from regulated electric operations, $644 million from regulated gas operations and $2 million from other operations of Networks; $1,087 million from renewable energy generation of Renewables; $36 million from gas storage services and $(134) million from gas trading operations of Gas.

Segment information as of and for the year ended December 31, 2012 consisted of:

For the year ended December 31, 2012 (Millions)	Networks	Renewables	Gas	Other (a)	IUSA Consolidated
Revenue - external (b)	$3,070	$939	$34	$12	$4,055
Revenue - intersegment	10	—	—	(10)	—
Impairment of noncurrent assets	—	441	22	—	463
Depreciation and amortization	232	303	32	4	571
Operating income (loss) from continuing operations	634	(271)	(79)	(33)	251
Adjusted EBITDA	866	473	(24)	(30)	1,285
Earnings (losses) from equity method investments	—	(7)	—	4	(3)
Capital expenditures	989	789	11	—	1,789
As of December 31, 2012

Property, plant and equipment	7,244	8,696	693	—	16,633
Equity method investments	—	279	—	—	279
Total assets	$11,426	$11,549	$1,891	$(1,006)	$23,860

(a)	Does not represent a segment. It mainly includes Corporate and company eliminations.
(b)	Included in revenue-external for the year ended December 31, 2012 is: $2,428 million from regulated electric operations, $638 million from regulated gas operations and $4 million from other operations of Networks; $939 million from renewable energy generation of Renewables; $66 million from gas storage services and $(32) million from gas trading operations of Gas.

Reconciliation of consolidated adjusted EBITDA to the IUSA consolidated Income (Loss) Before Income Tax for the years ended December 31, 2014, 2013 and 2012 is as follows:

Years Ended December 31	2014	2013	2012
(Millions)
Consolidated Adjusted EBITDA	$1,539	$1,393	$1,285
Less:
Impairment of non-current assets	25	620	463
Depreciation and amortization	629	617	571
Interest expense, net of capitalization	243	245	316
Add:
Other income and (expense)	52	54	117
Earnings (losses) from equity method investments	12	(3)	(3)

Consolidated Income (Loss) Before Income Tax	$706	$(38)	$49

Note 23. Discontinued Operations

On April 25, 2012, we sold The Hartford Steam Corporation (HSC) and CNE Power 1 LLC (CNE) at an after-tax gain of $6 million. As part of the transaction, we also sold TEN Companies, Inc. (TEN) and The Energy

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Network, Inc, two intermediate holding companies, while retaining other subsidiaries of the intermediate holding companies. The total consideration received was $50.6 million. Goodwill allocated to HSC, a subsidiary of TEN, was $2.0 million.

On August 22, 2012, we sold Energetix, Inc. and NYSEG Solutions, Inc. at an after-tax gain of $64 million. The contract price was $101.2 million. The cash received included various working capital adjustments.

Discontinued operations also includes the operating results of Carthage Energy, sold in 2013, which results of operations were insignificant.

The discontinued operations described above were all reported under the “Other” segment.

The results of discontinued operations for the year ended December 31, 2012 consisted of:

Year Ended December 31,	2012
(Millions)
HSC, CNE and two intermediate holding companies
Revenues	$10
Income from operations of discontinued businesses (including gain on disposal of $11)	11
Income tax expense (including taxes on sale of $5)	6

Income from discontinued operations	5

Energetix, Inc. and NYSEG Solutions, Inc.
Revenues	185
Income from operations of discontinued businesses (including gain on disposal of $108)	125
Income tax expense (including taxes on sale of $44)	51

Income from discontinued operations	74

Carthage Energy, LLC
Revenues	2
Loss from operations of discontinued business	(5)

Loss from discontinued operations	(5)

Totals for Discontinued Operations
Total revenues	197

Total gain from operations of discontinued businesses	131
Total income tax expense	57

Total Income From Discontinued Operations	$74

Note 24. Related Party Transactions

We engage in related party transactions which are generally performed at cost and in accordance with applicable state and federal commission regulations.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Combined and Consolidated Financial Statements (Continued)

Related party transactions for the years ended December 31, 2014, 2013 and 2012 consisted of:

Years Ended December 31,	2014		2013		2012
(Millions)	Sales To	Purchases From	Sales To	Purchases From	Sales To	Purchases From
Iberdrola Financiación, S.A.	—	$2	—	$2	—	$2
Iberdrola Renovables Energia, S.L.	—	10	—	10	—	9
Iberdrola Canada Energy Services, Ltd	—	49	(2)	75	(3)	—
Iberdrola Ingeniería y Construcción, S.A. U.	—	—	(26)	—	—	—
Scottish Power, Ltd	—	—	—	6	—	45
Other	(12)	30	(16)	33	—	20

In addition to the statements of operations items above we made purchases of turbines for wind farms from Gamesa Corporación Tecnológica, S.A, in which our ultimate parent Iberdrola has a 20% ownership. The amounts capitalized for these transactions were $226 million and $26 million as of December 31, 2014 and 2013, respectively.

Related party balances as of December 31, 2014 and 2013 consisted of:

As of December 31,	2014		2013
(Millions)	Owed By	Owed To	Owed By	Owed To
Iberdrola Canada Energy Services, Ltd	$1	$—	$11	$(9)
Gamesa Corporación Tecnológica, S.A.	33	(223)	6	(25)
Iberdrola Energy Projects, Inc.	15	(15)	9	(9)
Other	1	(1)	5	(4)

Transactions with our parent company (included in Other), Iberdrola, relate predominantly to allocation of corporate services and management fees. Also included within the Purchases From category are charges for credit support relating to guarantees Iberdrola has provided to third parties guarantying our performance. All costs that can be specifically allocated, to extent possible, are charged directly to the company receiving such services. In situations when corporate services are provided to two or more companies of IUSA any costs remaining after direct charge are allocated using agreed upon cost allocation methods designed to allocate those costs. We believe that the allocation method used is reasonable.

Transactions with Iberdrola Canada Energy Services predominantly relate to the purchase of gas for IRHI’s gas-fired generation facility at Klamath.

There have been no guarantees provided or received for any related party receivables or payables. These balances are unsecured and are typically settled in cash. Interest is not charged on regular business transactions but is charged on outstanding loan balances. There have been no impairments or provisions made against any affiliated balances.

IUSA manages its overall liquidity position as part of the broader Iberdrola Group and is a party to a cash pooling agreement with Bank Mendes Gans, N.V., similar to other Iberdrola subsidiaries. Cash surpluses remaining after meeting the liquidity requirements of IUSA and its subsidiaries may be deposited in the cash pooling account where such funds are available to meet the liquidity needs of other affiliates within the Iberdrola Group. Under the cash pooling agreement, affiliates with credit balances have pledged those balances to cover the debit balances of the other affiliated parties to the agreement.

Schedule I - Financial Statements of Parent

IBERDROLA USA, INC. (PARENT)

CONDENSED FINANCIAL INFORMATION OF PARENT

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

(Millions)

Years Ended December 31,	2014	2013	2012
Operating Revenues	$—	$—	$—

Operating Expenses
Operating expense	2	17	16
Taxes other than income taxes	2	(15)	20

Total Operating Expenses	4	2	36

Operating Income	(4)	(2)	(36)

Other Income and (expense)
Other income and (expense)	(1)	6	25
Equity earnings (loss) of subsidiaries	515	(51)	322
Interest expense	(34)	(22)	(59)

Income Before Income Tax	476	(69)	252
Income tax expense (benefit)	52	(4)	9

Net Income (Loss)	$424	$(65)	$243

See accompanying notes to Schedule 1

Schedule I - Financial Statements of Parent

IBERDROLA USA, INC. (PARENT)

CONDENSED FINANCIAL INFORMATION OF PARENT

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

(Millions)

Years Ended December 31,	2014	2013	2012
Net Income (Loss)	$424	$(65)	$243
Other comprehensive income of subsidiaries	1	7	5

Comprehensive Income (Loss)	$425	$(58)	$248

See accompanying notes to Schedule 1

Schedule I - Financial Statements of Parent

IBERDROLA USA, INC. (PARENT)

CONDENSED FINANCIAL INFORMATION OF PARENT

BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(Millions)

As of December 31,	2014	2013
Assets
Current Assets
Cash and cash equivalents	$3	$—
Accounts receivable, net	—	1
Accounts receivable from subsidiaries	3	1
Notes receivable from subsidiaries	771	292
Prepayments and other current assets	57	1

Total current assets	834	295

Investments in subsidiaries	12,771	12,455
Other assets
Deferred income taxes	84	63
Other	6	11

Total other assets	90	74

Total Assets	$13,695	$12,824

Liabilities
Current Liabilities
Notes payable to subsidiaries	$652	$350
Accounts payable to subsidiaries	3	1
Interest accrued subsidiaries	7	7
Taxes accrued	141	54
Other current liabilities	2	2

Total current liabilities	805	414

Other non-current liabilities
Deferred income taxes	98	43
Other	2	2

Total other non-current liabilities	100	45

Non-current debt with subsidiaries	350	350

Total non-current liabilities	450	395

Total Liabilities	1,255	809

Equity
Stockholder’s Equity:
Common stock	—	—
Additional paid-in capital	11,378	11,378
Retained earnings	1,161	737
Accumulated other comprehensive loss	(99)	(100)

Total Equity	12,440	12,015

Total Liabilities and Equity	$13,695	$12,824

See accompanying notes to Schedule 1

Schedule I - Financial Statements of Parent

IBERDROLA USA, INC. (PARENT)

CONDENSED FINANCIAL INFORMATION OF PARENT

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

(Millions)

Years Ended December 31,	2014	2013	2012
Cash Flow from Operating Activities
Net income (loss)	$424	$(65)	$243
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of other assets and liabilities	1	—	—
Deferred income taxes	24	61	6
Equity (earnings) loss of subsidiaries	(515)	51	(322)
Changes in current operating assets and liabilities:
Accounts receivable from subsidiaries	(2)	—	—
Accounts payable and accrued liabilities	—	1	(9)
Accounts payable to subsidiaries	2	(6)	5
Interest accrued	—	—	9
Interest accrued to subsidiaries	(1)	(12)	(1)
Taxes accrued	28	(46)	89
Other current assets and liabilities	7	(1)	(3)

Net Cash provided by (used in) Operating Activities	(32)	(17)	17

Cash Flow from Investing Activities
Notes receivable from subsidiaries	(478)	(95)	(129)
Investments in subsidiaries	—	(165)	—
Return of capital from investments in subsidiaries	200	122	253
Other investments	11	5	21

Net Cash provided by (used in) Investing Activities	(267)	(133)	145

Cash Flow from Financing Activities
Proceeds (repayments) of short-term notes payable from subsidiaries, net	302	150	(55)
Non-current debt with subsidiaries	—	(7)	(100)

Net Cash provided by (used in) Financing Activities	302	143	(155)

Net Increase (Decrease) in Cash and Cash Equivalents	3	(7)	7

Cash and Cash Equivalents, Beginning of Year	—	$7	—

Cash and Cash Equivalents, End of Year	$3	—	$7

Supplemental Cash Flow Information
Cash paid for interest	$25	$31	$42

Cash refund for income taxes	6	53	62

See accompanying notes to Schedule 1

Note 1. Basis of Presentation

Iberdrola USA, Inc. (IUSA) is a holding company and conducts substantially all of its business through its subsidiaries. Substantially all of its consolidated assets are held by such subsidiaries. Accordingly, its cash flow and its ability to meet its obligations are largely dependent upon the earnings of these subsidiaries and the distribution of other payment of such earnings to in the form of dividends, loans or advances or repayment of loans and advances from it. These condensed financial statements and related footnotes have been prepared in accordance with regulatory statute 210.12-04 of Regulation S-X. These statements should be read in conjunction with the combined and consolidated financial statements and notes thereto of Ibderola USA, Inc and subsidiaries (Group).
Iberdrola USA, Inc. indirectly or directly owns all of the ownership interests of its significant subsidiaries. Iberdrola USA, Inc. relies on dividends or loans from its subsidiaries to fund dividends to its primary shareholder.

Iberdrola USA, Inc.’s significant accounting policies are consistent with those of the Group. For the purposes of these condensed financial statements, the Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries net assets.

Note 2. Short-Term Credit Arrangements

IUSA Revolving Credit Facility

IUSA entered into a $300 million revolving credit facility on May 30, 2012 for the purpose of providing for its own liquidity needs and those of its unregulated subsidiaries. The facility has a termination date in May 2019. IUSA pays an annual facility fee of $0.7 million. As of December 31, 2014 the facility was undrawn.

IUSA’s revolving credit facility contains a covenant that requires it to maintain a ratio of consolidated indebtedness to consolidated total capitalization that does not exceed 0.65 to 1.00 at any time. For purposes of calculating this maximum ratio of consolidated indebtedness to consolidated total capitalization, the credit facility excludes from consolidated net worth the balance of AOCI as it appears in the consolidated balance sheets.

Iberdrola Financiación, S.A. credit facility

In August 2011, IUSA entered into a revolving credit facility with Iberdrola Financiación, S.A., a subsidiary of Iberdrola, under which IUSA may borrow up to $600 million. The facility terminates in August 2016. IUSA pays an annual commitment fee of $1.2 million on the facility. The facility has never been utilized as of December 31, 2014. IUSA was in compliance with all covenants as of December 31, 2014.

Note 3. Cash dividends paid by subsidiaries

Cash dividends paid by subsidiaries are as follows:

Years ended December 31,	2014	2013	2012
(In millions)
RGS	$200	$110	$173
CMP Group	—	—	2
Other IUSA subsidiaries	—	12	78

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Condensed Consolidated Statements of Income

(unaudited)

	Six Months Ended June 30,
	2015	2014
(Millions, except for number of shares)
Operating Revenues	$2,166	$2,494

Operating Expenses
Purchased power, natural gas and fuel used	543	721
Operations and maintenance	814	747
Impairment of non-current assets	7	9
Depreciation and amortization	362	311
Taxes other than income taxes	171	160

Total Operating Expenses	1,897	1,948

Operating Income	269	546

Other Income and (Expense)
Other income and (expense)	22	31
Earnings from equity method investments	—	9
Interest expense, net of capitalization	(127)	(117)

Income Before Income Tax	164	469
Income tax expense	47	206

Net Income	117	263
Less: Net income attributable to noncontrolling interests	—	—

Net Income Attributable to Iberdrola USA, Inc.	$117	$263

Earnings Per Common Share, Basic and Diluted	$0.5	$1.1

Weighted-average Number of Common Shares Outstanding:
Basic and diluted	243	243

The accompanying notes are an integral part of our condensed consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Condensed Consolidated Statements of Comprehensive Income

(unaudited)

	Six Months Ended June 30,
	2015	2014
(Millions)
Net Income	$117	$263
Other Comprehensive Income, Net of Tax
Amounts arising during the period, net of tax:
Loss on defined benefit plans	(2)	1
Unrealized gain during the period on derivatives qualified as hedges	1	—
Reclassification to net income of losses cash flow hedges	4	3

Other Comprehensive Income, Net of Tax	3	4

Comprehensive Income	120	267
Less: Comprehensive income attributable to noncontrolling interests	—	—

Comprehensive Income Attributable to Iberdrola USA, Inc.	$120	$267

The accompanying notes are an integral part of our condensed consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Condensed Consolidated Balance Sheets

(unaudited)

As of	June 30, 2015	December 31, 2014
(Millions)
Assets
Current Assets
Cash and cash equivalents	$985	$482
Accounts receivable and unbilled revenues, net	727	841
Accounts receivable from affiliates	73	50
Notes receivable from affiliates	5	—
Derivative assets	118	134
Fuel and gas in storage	158	229
Materials and supplies	97	98
Deferred income taxes	56	68
Prepayments and other current assets	153	288
Regulatory assets	117	80
Deferred income taxes regulatory	14	29

Total Current Assets	2,503	2,299

Property, plant and equipment, at cost	21,982	21,499
Less: accumulated depreciation	(6,140)	(5,796)

Net Property, Plant and Equipment in Service	15,842	15,703
Construction work in progress	1,154	1,396

Total Property, Plant and Equipment	16,996	17,099

Equity method investments	255	262
Other investments	65	91
Regulatory assets	2,289	2,399
Other Assets
Goodwill	1,361	1,361
Intangible assets	544	569
Derivative assets	111	93
Other	57	79

Total Other Assets	2,073	2,102

Total Assets	$24,181	$24,252

The accompanying notes are an integral part of our condensed consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.) Condensed Consolidated Balance Sheets

(unaudited)

As of	June 30, 2015	December 31, 2014
(Millions)
Liabilities
Current Liabilities
Current portion of debt	$119	$148
Tax equity financing arrangements	115	124
Interest accrued	42	39
Accounts payable	482	684
Accounts payable to affiliates	35	239
Taxes accrued	29	8
Derivative liability	130	103
Other current liabilities	234	275
Regulatory liabilities	151	153

Total Current Liabilities	1,337	1,773

Regulatory liabilities	1,320	1,206
Deferred income taxes regulatory	386	462

Other Non-current Liabilities
Deferred income taxes	2,300	2,322
Deferred income	1,578	1,621
Pension and other postretirement	785	785
Tax equity financing arrangements	229	277
Derivative liability	63	38
Asset retirement obligations	245	234
Environmental remediation costs	282	284
Other	245	278

Total Other Non-current Liabilities	5,727	5,839

Non-current Debt	2,835	2,516

Total Non-current Liabilities	10,268	10,023

Total Liabilities	11,605	11,796

Commitments and Contingencies	—	—
Equity
Stockholder’s Equity:
Common stock	—	—
Additional paid in capital	11,378	11,378
Retained earnings	1,278	1,161
Accumulated other comprehensive loss	(96)	(99)

Total Stockholder’s Equity	12,560	12,440
Non-controlling interests	16	16

Total Equity	12,576	12,456

Total Liabilities and Equity	$24,181	$24,252

The accompanying notes are an integral part of our condensed consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
	2015	2014
(Millions)
Cash Flow from Operating Activities:
Net income	$117	$263
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	362	311
Impairment	7	9
Accretion expenses	7	12
Regulatory assets/liabilities amortization	47	(14)
Regulatory assets/liabilities carrying cost	20	13
Pension cost	54	36
Earnings from equity method investments	—	(9)
Unrealized gains(losses) on marked to market derivative contracts	50	(42)
Deferred taxes	(35)	42
Changes in current operating assets and liabilities:
Decrease (increase) in accounts receivable and unbilled revenues, net	91	45
Decrease (increase) in inventories	73	52
Decrease (increase) in other assets, net	93	96
Increase (decrease) in accounts payable	(131)	(6)
Increase (decrease) in other liabilities	(89)	110
Increase (decrease) in taxes accrued	21	(15)
Increase (decrease) in regulatory assets/liabilities	95	68

Net Cash Provided by Operating Activities	782	971

Cash Flow from Investing Activities:
Capital expenditures	(530)	(532)
Contributions in aid of construction	10	10
Government grants	13	1
Proceeds from sale of businesses, net of cash	3	31
Payments to affiliates	(5)	(14)
Other investments and equity method investments	17	(3)

Net Cash used in Investing Activities	(492)	(507)

Cash Flow from Financing Activities:
Non-current note issuance	350	—
Repayments of non-current debt	(69)	(27)
Proceeds (repayments) from other short-term debt, net	—	25
Payments on tax equity financing arrangements	(54)	(70)
Repayments of capital leases	(14)	(10)

Net Cash Provided by (used in) Financing Activities	213	(82)

Net Increase in Cash and Cash Equivalents	503	382

Cash and Cash Equivalents, Beginning of Period	482	219

Cash and Cash Equivalents, End of Period	$985	$601

Supplemental Cash Flow Information
Cash paid for interest, net of amounts capitalized	$76	$67

Cash paid for income taxes	8	14

The accompanying notes are an integral part of our condensed consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Condensed Consolidated Statements of Changes in Equity

(unaudited)

	Iberdrola USA, Inc. Stockholder
(Millions, except for number of shares )	Number of shares (*)	Additional paid-in capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interests	Total
As of December 31, 2013	243	$11,378	$737	$(100)	$15	$12,030
Net Income	—	—	263	—	—	263
Other comprehensive income, net of tax	—	—	—	4	—	4

Comprehensive income						267

Sale of noncontrolling interests	—	—	—	—	(4)	(4)

As of June 30, 2014	243	$11,378	$1,000	$(96)	$11	$12,293

As of December 31, 2014	243	$11,378	$1,161	$(99)	$16	$12,456
Net Income	—	—	117	—	—	117
Other comprehensive income, net of tax	—	—	—	3	—	3

Comprehensive income						120

As of June 30, 2015	243	$11,378	$1,278	$(96)	$16	$12,576

(*)	Par value of share amounts is $0.01

The	accompanying notes are an integral part of our condensed consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 1. Background and Nature of Operations

Iberdrola USA, Inc. (IUSA or We) is an energy services holding company engaged through its principal subsidiaries IUSA Networks, Inc. (Networks) and Iberdrola Renewables Holding, Inc. (IRHI) in the regulated energy distribution, renewable energy generation (Renewables) and gas businesses (Gas), collectively (Renewables and Gas). IUSA is a wholly owned subsidiary of Iberdrola S.A. (Iberdrola), a corporation organized under the laws of the Kingdom of Spain. IUSA was organized in 1997 as Energy East Corporation under the laws of New York as the holding company for the principal operating utility companies.

Transaction with UIL Holdings Corporation (UIL Holdings)

On February 25, 2015, we announced that IUSA had entered into a definitive merger agreement (the Agreement) with UIL Holdings and Green Merger Sub, Inc. (Merger Sub), wholly owned subsidiary of IUSA, under which UIL Holdings will merge with and into Merger Sub. Subsequent to the transaction closing, Merger Sub will be the surviving corporation and will change its name to UIL Holdings Corporation and remain a direct or indirect wholly-owned subsidiary of IUSA. IUSA will then become a newly listed U.S. publicly-traded company.

In connection with the merger, each issued and outstanding share of the common stock of UIL Holdings will be converted into the right to receive one validly issued share of common stock of the newly listed company and $10.50 in cash. Immediately following the consummation of the merger, former holders of UIL Holdings’ common stock will own approximately 18.5% of the newly listed company.

The merger is subject to certain closing conditions, including the approval of the shareowners of UIL Holdings and other regulatory approvals.

For the six month period ended June 30, 2015, we have incurred pre-tax merger related expenses of approximately $12 million which represented legal, investment bank and other merger-related costs.

Note 2. Basis of Presentation

The accompanying notes should be read in conjunction with notes to the combined and consolidated financial statements of Iberdrola USA, Inc. and subsidiaries (a wholly owned subsidiary of Iberdrola, S.A.) as of December 31, 2014 and 2013 and for the three years ended December 31, 2014.

The accompanying unaudited financial statements are prepared on a consolidated basis and include the accounts of IUSA and its consolidated subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The year end balance sheet data was derived from audited financial statements. The unaudited condensed consolidated financial statements for the interim period have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the interim condensed consolidated financial statements do not include all the information and footnote disclosures required by US GAAP for complete financial statements.

We believe that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly our condensed consolidated balance sheets, condensed consolidated statements of income, condensed consolidated statements of comprehensive income, condensed consolidated statements of

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

cash flows and condensed consolidated statements of changes in equity for the interim periods described herein. All such adjustments are of a normal and recurring nature, except as otherwise disclosed. The results for the six month period ended June 30, 2015 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2015.

Note 3. Significant Accounting Policies and New Accounting Pronouncements

As of June 30, 2015 there have been no material changes to any significant accounting policies described in our combined and consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014. There have been no new accounting pronouncements issued since the approval of the combined and consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, that we expect to have a material impact on our condensed consolidated interim financial statements.

Note 4. Regulatory Assets and Liabilities

Pursuant to the requirements concerning accounting for regulated operations, our utilities capitalize, as regulatory assets, incurred and accrued costs that are probable of recovery in future electric and natural gas rates. We base our assessment of whether recovery is probable on the existence of regulatory orders that allow for recovery of certain costs over a specific period, or allow for reconciliation or deferral of certain costs. When costs are not treated in a specific order we use regulatory precedent to determine if recovery is probable. Our operating utilities also record, as regulatory liabilities, obligations to refund previously collected revenue or to spend revenue collected from customers on future costs. Substantially all assets or liabilities for which funds have been expended or received are either included in rate base or are accruing a carrying cost until they will be included in rate base. The primary items that are not included in rate base or accruing carrying costs are the regulatory assets for pension and other postretirement benefits, which reflect unrecognized actuarial gains and losses, environmental remediation costs which is primarily the offset of accrued liabilities for future spending, unfunded future income taxes, asset retirement obligations and hedge losses. The total amount of these items is $1,890 million.

Regulatory assets and regulatory liabilities shown in the tables below result from various regulatory orders that allow for the deferral and or reconciliation of specific costs. Regulatory assets and regulatory liabilities are classified as current when recovery or refund in the coming year is allowed or required through a specific order or when the rates related to a specific regulatory asset or regulatory liability are subject to automatic annual adjustment.

Current and non-current regulatory assets as of June 30, 2015 and December 31, 2014 consisted of:

As of	June 30, 2015	December 31, 2014
(Millions)
Current
Environmental remediation costs	$35	$—
Pension and other postretirement benefits cost deferrals	11	—
Storm costs	13	14
Temporary supplemental assessment surcharge	4	12
Hedges losses	24	34
Other	30	20
Deferred income taxes regulatory	14	29

Total Current Regulatory Assets	131	109

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

As of	June 30, 2015	December 31, 2014
(Millions)
Non-current
Environmental remediation costs	182	247
Pension and other postretirement benefits cost deferrals	133	125
Pension and other postretirement benefits	1,033	1,101
Storm costs	252	259
Deferred meter replacement costs	35	36
Unamortized losses on reacquired debt	24	25
Unfunded future income taxes	341	366
Asset retirement obligation	36	32
Deferred property taxes	37	30
Federal tax depreciation normalization adjustment	143	128
Merger capital expense target customer credit	15	10
Other	58	40

Total Non-current Regulatory Assets	$2,289	$2,399

“Environmental remediation costs” represent spending that has occurred and is eligible for future recovery in customer rates. Environmental costs are currently recovered through a reserve mechanism whereby projected spending is included in rates with any variance recorded as a regulatory asset or a regulatory liability. It also includes the anticipated future rate recovery of costs that are recorded as environmental liabilities since these will be recovered when incurred. Because no funds have yet been expended for the regulatory asset related to future spending, it does not accrue carrying costs and is not included within rate base. The amortization period will be established in future proceedings and will depend upon the timing of spending for the remediation costs.

“Pension and other postretirement benefits” represent the actuarial losses on the pension and other postretirement plans that will be reflected in customer rates when they are amortized and recognized in future pension expenses. Because no funds have yet been expended for this regulatory asset, it does not accrue carrying costs and is not included within the rate base. “Pension and other postretirement benefits cost deferrals” include the difference between actual expense for pension and other postretirement benefits and the amount provided for in rates. The recovery of these amounts will be determined in future proceedings.

“Storm costs” for Central Maine Power (CMP), New York State Electric and Gas (NYSEG) and Rochester Gas and Electric (RGE) are allowed in rates based on an estimate of the routine costs of service restoration. The companies are also allowed to defer unusually high levels of service restoration costs resulting from major storms when they meet certain criteria for severity and duration.

“Deferred meter replacement costs” represent the deferral of the value of retired meters which were replaced by advanced metering infrastructure meters. This amount is being amortized at the related existing depreciation amounts.

“Unamortized losses on reacquired debt” represent deferred losses on debt reacquisitions that will be recovered over the remaining original amortization period of the reacquired debt.

“Unfunded future income taxes” represent unrecovered federal and state income taxes primarily resulting from regulatory flow through accounting treatment. The income tax benefits or charges for certain plant related timing

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

differences, such as removal costs, are immediately flowed through to, or collected from, customers. This amount is being amortized as the amounts related to temporary differences that give rise to the deferrals are recovered in rates.

“Asset Retirement Obligations” represent the differences in timing of the recognition of costs associated with our AROs and the collection of such amounts through rates. This amount is being amortized at the related depreciation and accretion amounts of the underlying liability.

“Deferred property taxes” represents the customer portion of the difference between actual expense for property taxes and the amount provided for in rates. The amortization period is awaiting a future NYPSC rate proceeding.

Current and non-current regulatory liabilities as of June 30, 2015 and December 31, 2014 consisted of:

As of	June 30, 2015	December 31, 2014
(Millions)
Current
Reliability support services (Cayuga)	$13	$18
Plant decommissioning	9	13
Non by-passable charges	20	19
Energy efficiency portfolio standard	33	34
Gas supply charge and deferred natural gas cost	12	6
Revenue reconciliation mechanism transmission revenue true up	21	7
Yankee DOE phase I	—	23
Rate refund - FERC ROE proceeding	8	—
CMP transmission refund	24	16
Other	11	17

Total Current Regulatory Liabilities	151	153

Non-current
Accrued removal obligations	735	721
Asset sale gain account	22	32
Carrying costs on deferred income tax bonus depreciation	98	81
Economic development	33	33
Merger capital expense target customer credit	17	17
Pension and other postretirement benefits	5	50
Pension and other postretirement benefits cost deferrals	55	—
Positive benefit adjustment	51	51
New York State tax rate change	17	16
Post term amortization	31	20
Theoretical reserve flow thru impact	58	24
Deferred property tax	63	51
Other	135	110
Deferred income taxes regulatory	386	462

Total Non-current Regulatory Liabilities	$1,706	$1,668

“Reliability support services (Cayuga)” represent the difference between actual expenses for reliability support services and the amount provided for in rates.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

“Non by-passable charges” represent the non by-passable fixed charge paid by all customers. An asset or liability is recognized resulting from differences between actual revenues and the underlying cost being recovered. This will be refunded to customers within the next year.

“Energy efficiency portfolio standard” represents the difference between revenue billed to customers through an energy efficiency charge and the costs of our energy efficiency programs as approved by the state authorities.

“Accrued removal obligations” represent the differences between asset removal costs recorded and amounts collected in rates for those costs. The amortization period is dependent upon the asset removal costs of underlying assets and the life of the utility plant.

“Asset sale gain account” represents the gain on NYSEG’s 2001 sale of its interest in Nine Mile Point 2 nuclear generating station. The net proceeds from the Nine Mile Point 2 nuclear generating station were placed in this account and will be used to benefit customers. The amortization period is awaiting a future NYPSC rate proceeding.

“Carrying costs on deferred income tax bonus depreciation” represent the carrying costs benefit of increased accumulated deferred income taxes created by the change in tax law allowing bonus depreciation. The amortization period is awaiting a future NYPSC rate proceeding.

“Economic development” represents the economic development program which enables NYSEG and RGE to foster economic development through attraction, expansion, and retention of businesses within its service territory. If the level of actual expenditures for economic development allocated to NYSEG and RGE varies in any rate year from the level provided for in rates, the difference is refunded to ratepayers. The amortization period is awaiting a future NYPSC rate proceeding.

“Merger capital expense target customer credit” account was created as a result of NYSEG’s and RGE’s not meeting certain capital expenditure requirements established in the order approving the purchase of Energy East by Iberdrola. The amortization period is awaiting a future NYPSC rate proceeding.

“Pension and other postretirement benefits” represent the actuarial gains on other postretirement plans that will be reflected in customer rates when they are amortized and recognized in future expenses. Because no funds have yet been received for this a regulatory liability is not reflected within rate base. It also represents the difference between actual expense for pension and other postretirement benefits and the amount provided for in rates. Recovery of these amounts will be determined in future proceedings.

“Positive benefit adjustment” resulted from Iberdrola’s 2008 acquisitions of Energy East. This is being used to moderate increases in rates. The amortization period is awaiting a future NYPSC rate proceeding.

“New York State tax rate change” represents the excess funded accumulated deferred income tax balance caused by the 2014 New York State tax rate change from 7.1% to 6.5%. The amortization period is awaiting a future NYPSC rate proceeding.

“Post term amortization” represents the revenue requirement associated with certain expired joint proposal amortization items. The amortization period is awaiting a future NYPSC rate proceeding.

“Theoretical reserve flow thru impact” represent the differences from the rate allowance for applicable federal and state flow through tax impacts related to the excess depreciation reserve amortization. It also represents the carrying cost on the differences. The amortization period is awaiting a future NYPSC rate proceeding.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

“Other” includes the reserve for the refund related to the FERC ROE proceedings, cost of removal being amortized through rates and various items subject to reconciliation including variable rate debt, Medicare subsidy benefits and stray voltage.

Note 5. Fair Value of Financial Instruments and Fair Value Measurements

We determine the fair value of our derivative assets and liabilities and available for sale noncurrent investments associated with Networks activities utilizing market approach valuation techniques:

•	We measure the fair value of our noncurrent investments available for sale using quoted market prices in active markets for identical assets and include the measurements in Level 1. The investments primarily consist of money market funds. The investments which are Rabbi Trusts for deferred compensation plans primarily consist of money market funds.

•	NYSEG and RGE enter into electric energy derivative contracts to hedge the forecasted purchases required to serve their electric load obligations. They hedge their electric load obligations using derivative contracts that are settled based upon Locational Based Marginal Pricing published by the New York Independent System Operator (NYISO). RGE hedges all its electric load obligations using contracts for a NYISO location where an active market exists. The forward market prices used to value RGE’s open electric energy derivative contracts are based on quoted prices in active markets for identical assets or liabilities with no adjustment required and therefore we include the fair value in Level 1. NYSEG has a combination of Level 1 and Level 2 fair values for its electric energy derivative contracts. A portion of its electric load obligations are exchange traded contracts in a NYISO location where an active market exists. The forward market prices used to value NYSEG’s open electric energy derivative contracts are based on quoted prices in active markets for identical assets or liabilities with no adjustment required and therefore we include the fair value in Level 1. A portion of NYSEG’s electric energy derivative contracts are non-exchange traded contracts that are valued using inputs that are directly observable for the asset or liability, or indirectly observable through corroboration with observable market data and therefore we include the fair value in Level 2.

•	NYSEG and RGE enter into natural gas derivative contracts to hedge their forecasted purchases required to serve their natural gas load obligations. The forward market prices used to value open natural gas derivative contracts are exchange-based prices for the identical derivative contracts traded actively on the New York Mercantile Exchange (NYMEX). Because we use prices quoted in an active market we include the fair value measurements in Level 1.

•	NYSEG, RGE and CMP enter into fuel derivative contracts to hedge their unleaded and diesel fuel requirements for their fleet vehicles. Exchange-based forward market prices are used but because a basis adjustment is added to the forward prices we include the fair value measurement for these contracts in Level 3.

We determine the fair value of our derivative assets and liabilities associated with Renewables and Gas activities utilizing market approach valuation techniques. Exchange-traded transactions, such as NYMEX futures contracts, that are based on quoted market prices in active markets for identical product with no adjustment are included in the Level 1 fair value. Contracts with delivery periods of two years or less which are traded in active markets and are valued with or derived from observable market data for identical or similar products such as over-the-counter NYMEX, foreign exchange swaps and fixed price physical and basis and index trades are included in Level 2 fair value. Monthly data points will be included in this category provided they fall within the bid/ask data provided by brokers for seasonal strips and quarterly quotes. Trader marks that fall outside of a five-percent threshold of the average broker marks and fall outside of the widest bid/ask spreads will be adjusted to reflect the broker quotes. Any position that is initially classified as Level 2 will be evaluated before and after the

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

provision of credit reserves with incremental value changes of ten-percent or more classified as Level 3. To be included in this category, market data, or a derivative thereof, must be available for the entire trade term. Contracts with delivery periods exceeding two years or that have unobservable inputs or inputs that cannot be corroborated with market data for identical or similar products such as tolling arrangements with historical volatilities, park and loan arrangements that include the value of expired legs, and transactions with significant credit adjustments are included in Level 3 fair value. The valuation premise in this category will be based on market participant assumptions.

The financial instruments measured at fair value as of June 30, 2015 and December 31, 2014 consisted of:

As of June 30, 2015	Level 1	Level 2	Level 3	Total
(Millions)
Securities Portfolio (available for sale)	$34	$—	$—	$34

Financial Assets
Derivative financial instruments - power	—	35	65	100
Derivative financial instruments - gas	—	76	53	129

Total	—	111	118	229

Financial Liabilities
Derivative financial instruments - power	(37)	(17)	(10)	(64)
Derivative financial instruments - gas	(2)	(122)	(3)	(127)
Derivative financial instruments - other	—	—	(2)	(2)

Total	$(39)	$(139)	$(15)	$(193)

As of December 31, 2014	Level 1	Level 2	Level 3	Total
(Millions)
Securities Portfolio (available for sale)	$33	$—	$—	$33

Financial Assets
Derivative financial instruments - power	—	48	41	89
Derivative financial instruments - gas	—	90	48	138

Total	—	138	89	227

Financial Liabilities
Derivative financial instruments - power	(28)	(8)	—	(36)
Derivative financial instruments - gas	(7)	(66)	(29)	(102)
Derivative financial instruments - other	—	—	(3)	(3)

Total	$(35)	($74)	($32)	($141)

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The reconciliation of changes in the fair value of financial instruments based on Level 3 inputs for the six month periods ended June 30, 2015 and 2014 consisted of:

(Millions)	2015	2014
Fair Value as of January 1,	$57	$53
Gains for the period recognized in revenues	42	4
Losses for the period recognized in revenues	(5)	(58)

Total gains or losses for the period recognized in revenues	37	(54)

Gains recognized in OCI	2	—
Losses recognized in OCI	—	—

Total Gains or Losses Recognized in OCI	2	—

Purchases	21	2
Settlements	(7)	(3)
Transfers out of Level 3 (a)	(7)	2

Fair Value as of June 30,	$103	$—

Gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to financial instruments still held at the reporting date	$37	$(54)

(a)	Transfers out of Level 3 were the result of increased observability of market data.

For assets and liabilities that are recognized in the condensed consolidated financial statements at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization based on the lowest level of input that is significant to the fair value measurement as a whole at the end of each reporting period. There have been no transfers between Level 1 and Level 2 during the periods reported.

Level 3 Fair Value Measurement

The tables below illustrate the significant sources of unobservable inputs used in the fair value measurement of our Level 3 derivatives. They represent the variability in prices for those transactions that fall into the illiquid period (beyond 2 years), using past and current views of prices for those future periods.

As of June 30, 2015
Instruments	Instrument Description	Valuation Technique	Valuation Inputs	Index	Variability
					Avg.	Max.	Min.
Fixed price power and gas swaps with delivery period > two years	Transactions with delivery periods exceeding two years	Transactions are valued against forward market prices on a discounted basis	Observable and extrapolated forward gas and power prices not all of which can be corroborated by market data for identical or similar products	NYMEX ($/MMBtu)	$4.60	$7.37	$2.89
				SP15 ($/MWh)	$47.20	$80.28	$24.45
				Mid C ($/MWh)	$38.23	$83.93	$11.88
				Cinergy ($/MWh)	$38.04	$77.49	$21.17

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

As of December 31, 2014
Instruments	Instrument Description	Valuation Technique	Valuation Inputs	Index	Variability
					Avg.	Max.	Min.
Fixed price power and gas swaps with delivery period > two years	Transactions with delivery periods exceeding two years	Transactions are valued against forward market prices on a discounted basis	Observable and extrapolated forward gas and power prices not all of which can be corroborated by market data for identical or similar products	NYMEX ($/MMBtu)	$4.33	$5.47	$3.34
				SP15 ($/MWh)	$43.27	$59.12	$30.04
				Mid C ($/MWh)	$36.16	$56.28	$12.62
				Cinergy ($/MWh)	$37.41	$68.65	$21.17

Our Level 3 valuations primarily consist of NYMEX gas and fixed price power swaps with delivery periods extending through 2017. The gas swaps are used to hedge both gas inventory in firm storage and merchant wind positions. The power swaps are traded at liquid hubs in the West and Midwest and are used to hedge merchant wind production in those regions.

We performed a sensitivity analysis around the Level 3 gas and power positions to changes in the valuations inputs and concluded that no material change to the financial statements is expected given the following: (i) any changes in the fair value of the gas swaps hedging inventory would be expected to be largely offset by changes in the value of the inventory; (ii) any changes in the fair value of the gas swaps hedging merchant generation would be expected to be significantly offset by changes in the value of future power generation.

Two elements of the analytical infrastructure employed in valuing transactions are the price curves used in calculation of market value and the models themselves. Authorized trading points and associated forward price curves are maintained and documented by the Middle Office. Models used in valuation of the various products are developed and documented by the Structuring and Market Analysis group.

Transaction models are valued in part on the basis of forward price, correlation and volatility curves. Descriptions of these curves and their derivations are maintained and documented by the Structuring and Market Analysis group. Forward price curves used in valuing the models are applied to the full duration of transactional models to a maximum of approximately thirty years.

Fair Value of Debt

As of June 30, 2015 and December 31, 2014 debt consisted of first mortgage bonds, fixed and variable unsecured pollution control notes and other various non-current debt. The estimated fair value of debt amounted to $3,121 million and $2,962 million as of June 30, 2015 and December 31, 2014, respectively. The estimated fair value was determined, in most cases, by discounting the future cash flows at market interest rates. The interest rate curve used to make these calculations takes into account the risks associated with the electricity industry and the credit ratings of the borrowers in each case. The fair value hierarchy for the fair value of debt is considered as Level 2, except for unsecured pollution control notes-variable, which are considered Level 3.

Note 6. Derivative Instruments and Hedging

Our Networks, Renewables and Gas activities are exposed to certain risks, which are managed by using derivative instruments. All derivative instruments are recognized as either assets or liabilities at fair value on the condensed consolidated balance sheets in accordance with the accounting requirements concerning derivative instruments and hedging activities.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

(a) Networks activities

NYSEG and RGE have a non by-passable wires charge adjustment that allows them to pass through rates any changes in the market price of electricity. They use electricity contracts, both physical and financial, to manage fluctuations in electricity commodity prices in order to provide price stability to customers. We include the cost or benefit of those contracts in the amount expensed for electricity purchased when the related electricity is sold. We record changes in the fair value of electric hedge contracts to derivative assets and or liabilities with an offset to regulatory assets and or regulatory liabilities, in accordance with the accounting requirements concerning regulated operations.

The amount recognized in regulatory assets for electricity derivatives was a loss of $38 million as of June 30, 2015, and a gain of $19 million as of June 30, 2014. The amount reclassified from regulatory assets into income, which is included in electricity purchased, was a loss of $12 million and a gain of $44 million, respectively, for the six month periods ended June 30, 2015 and 2014.

NYSEG and RGE have purchased gas adjustment clauses that allow them to recover through rates any changes in the market price of purchased natural gas, substantially eliminating their exposure to natural gas price risk. NYSEG and RGE use natural gas futures and forwards to manage fluctuations in natural gas commodity prices to provide price stability to customers. We include the cost or benefit of natural gas futures and forwards in the commodity cost that is passed on to customers when the related sales commitments are fulfilled. We record changes in the fair value of natural gas hedge contracts to derivative assets and or liabilities with an offset to regulatory assets and or regulatory liabilities in accordance with the accounting requirements for regulated operations.

The amount recognized in regulatory assets for natural gas hedges was a loss of $2 million as of June 30, 2015, and a gain of $1 million as of June 30, 2014. The amount reclassified from regulatory assets into income, which is included in natural gas purchased, was a loss of $3 million and a gain of $2 million, respectively, for the six month periods ended June 30, 2015 and 2014.

The net notional volumes of the outstanding derivative instruments associated with Networks activities as of June 30, 2015 and December 31, 2014 consisted of:

As of	June 30, 2015	December 31, 2014
(Millions)
Wholesale electricity purchase contracts (MWh)	7.1	6.6
Natural gas purchase contracts (Dth)	4.0	3.8
Other fuel purchase contracts (Gallons)	2.7	2.8

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The location and amounts of derivatives designated as hedging instruments associated with Networks activities as of June 30, 2015 and December 31, 2014 consisted of:

	Asset Derivatives		Liability Derivatives
(Millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
As of June 30, 2015
Commodity contracts:
Electricity derivatives:
Current	Current assets	$—	Current liabilities	$22
Non-current	Other assets	—	Other liabilities	16
Natural gas derivatives:
Current	Current assets	—	Current liabilities	2
Other contracts	Current assets	—	Other liabilities	2

Total		$—		$42

As of December 31, 2014
Commodity contracts:
Electricity derivatives:
Current	Current assets	$—	Current liabilities	$20
Non-current	Other assets	—	Other liabilities	9
Natural gas derivatives:
Current	Current assets	—	Current liabilities	4
Non-current	Other assets	—	Other liabilities	1
Other contracts	Current assets	—	Current liabilities	3

Total		$—		$37

The effect of derivatives in cash flow hedging relationships on Other Comprehensive Income (OCI) and income for the six month periods ended June 30, 2015 and 2014 consisted of:

Six Month Periods Ended June 30,	(Loss) Recognized in OCI on Derivatives	Location of (Loss) Reclassified from Accumulated OCI into Income	(Loss) Reclassified from Accumulated OCI into Income
(Millions)	Effective Portion (a)	Effective Portion (a)
2015
Interest rate contracts	$—	Interest expense	$(4)
Commodity contracts:
Other	(1)	Operating expenses	(2)

Total	$(1)		$(6)

2014
Interest rate contracts	$—	Interest expense	$(4)
Commodity contracts:
Other	—	Operating expenses	—

Total	$—		$(4)

(a)	Changes in OCI are reported on a pre-tax basis.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The net loss in accumulated OCI related to previously settled forward starting swaps and accumulated amortization is $95.6 million and $104.6 million as of June 30, 2015 and 2014, respectively. We recorded $4.4 million and $4.6 million in net derivative losses related to discontinued cash flow hedges for the six month periods ended June 30, 2015 and 2014, respectively. We will amortize approximately $9.2 million of discontinued cash flow hedges in 2015. During the six month periods ended June 30, 2015 and 2014, there were no ineffective portions for cash flow hedges.

The unrealized loss of $1.6 million on hedge activities is reported in OCI because the forecasted transaction is considered to be probable for the six month period ended June 30, 2015. We expect that $1.4 million of those losses will be reclassified into earnings within the next twelve months. The maximum length of time over which we are hedging our exposure to the variability in future cash flows for forecasted fleet fuel transactions is eighteen months.

The offsetting of derivative assets as of June 30, 2015 and December 31, 2014 consisted of:

As of	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Pledged
(Millions)
June 30, 2015
Derivatives	$14	$(14)	$—	$—	$—	$—
December 31, 2014
Derivatives	11	(11)	—	—	—	—

The offsetting of derivative liabilities as of June 30, 2015 and December 31, 2014 consisted of:

As of	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Pledged
(Millions)
June 30, 2015
Derivatives	$(56)	$14	$(42)	$—	$42	$—
December 31, 2014
Derivatives	(48)	11	(37)	—	37	—

(b) Renewables and Gas activities

We sell fixed-price gas and power forwards to hedge our merchant wind assets from declining commodity prices for our Renewables business. We also purchase fixed-price gas and basis swaps and sell fixed-price power in the forward market to hedge the spark spread or heat rate of our merchant thermal assets. We also enter into tolling arrangements to sell the output of our thermal generation facilities.

Our gas business purchases and sells both fixed-price gas and basis swaps to hedge the value of contracted storage positions. The intent of entering into these swaps is to fix the margin of gas injected into storage for subsequent resale in future periods. We also enter into basis swaps to hedge the value of our contracted transport positions. The intent of buying and selling these basis swaps is to fix the location differential between the price of gas at the receipt and delivery point of the contracted transport in future periods.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

Both Renewables and Gas have proprietary trading operations that enter into fixed-price power and gas forwards in addition to basis swaps. The intent is to speculate on fixed-price commodity and basis volatility in the U.S. commodity markets.

Renewables will periodically designate derivative contracts as cash flow hedges for both its thermal and wind portfolios. To the extent that the derivative contracts are effective in offsetting the variability of cash flows associated with future power sales and gas purchases, the fair value changes are recorded in OCI. Any hedge ineffectiveness is recorded in current period earnings. For thermal operations, Renewables will periodically designate both fixed price NYMEX gas contracts and AECO basis swaps that hedge the fuel requirements of its Klamath facility. Renewables will also designate fixed price power swaps at various locations in the U.S. market to hedge future power sales from its Klamath facility and various wind farms.

The net notional volumes of outstanding derivative instruments associated with Renewables and Gas activities as of June 30, 2015 and December 31, 2014 consisted of:

As of	June 30, 2015	December 31, 2014
(MWh/Dth in millions)
Wholesale electricity purchase contracts	3	2
Wholesale electricity sales contracts	8	7
Foreign exchange forward purchase contracts	5	—
Natural gas and other fuel purchase contracts	284	275
Financial power contracts	8	8
Basis swaps – purchases	134	160
Basis swaps – sales	119	161

The fair values of derivative contracts associated with Renewables and Gas activities as of June 30, 2015 and December 31, 2014 consisted of:

As of	June 30, 2015	December 31, 2014
(Millions)
Wholesale electricity purchase contracts	$3	$(12)
Wholesale electricity sales contracts	5	44
Foreign exchange forward purchase contracts	(2)	(3)
Natural gas and other fuel purchase contracts	16	54
Financial power contracts	65	48
Basis swaps – purchases	(6)	(4)
Basis swaps – sales	(3)	(4)

Total	$78	$123

The offsetting of derivative assets as of June 30, 2015 and December 31, 2014 consisted of:

As of	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Pledged
(Millions)
June 30, 2015
Derivatives	$419	$(190)	$229	$(89)	$(47)	$93
December 31, 2014
Derivatives	847	(620)	227	(66)	(73)	88

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The offsetting of derivative liabilities as of June 30, 2015 and December 31, 2014 consisted of:

As of	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Pledged
(Millions)
June 30, 2015
Derivatives	$(341)	$190	$(151)	$89	$6	$(56)
December 31, 2014
Derivatives	(724)	620	(104)	66	1	(37)

The effect of trading derivatives associated with Renewables and Gas activities for the six month periods ended June 30, 2015 and 2014 consisted of:

Six Month Periods Ended June 30,	2015	2014
(Millions)
Wholesale electricity purchase contracts	$10	$(1)
Wholesale electricity sales contracts	(18)	—
Financial power contracts	10	3
Financial and natural gas contracts	(48)	59

Total Gain (Loss)	$(46)	$61

Such gains and losses are included in revenue in the condensed consolidated statements of income.

The effect of non-trading derivatives associated with Renewables and Gas activities for the six month periods ended June 30, 2015 and 2014 consisted of:

Six Month Periods Ended June 30,	2015	2014
(Millions)
Wholesale electricity purchase contracts	$5	$(1)
Wholesale electricity sales contracts	(22)	(12)
Financial power contracts	4	(28)
Natural gas and other fuel purchase contracts	12	10

Total Gain (Loss)	$(1)	$(31)

Such gains and losses are included in revenue and in “Purchased Power, natural gas and fuel used” operating expenses in the condensed consolidated statements of income, depending upon the nature of the transaction.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The location and amounts of derivatives designated as hedging instruments associated with Renewables and Gas activities as of June 30, 2015 (no hedge accounting has been applied in 2014) consisted of:

	Asset Derivatives		Liability Derivatives
(Millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
As of June 30, 2015
Commodity contracts:
Natural gas derivatives:
Current	Current assets	$1	Current liabilities	$(3)
Non-current	Other assets	4	Other liabilities	(1)

Total		$5		$(4)

The effect of derivatives in cash flow hedging relationships on OCI and income for the six month period ended June 30, 2015 (no hedge accounting has been applied in 2014) consisted of:

Six Month Period Ended June 30, 2015	Gain Recognized in OCI on Derivatives	Location of Gain Reclassified from Accumulated OCI into Income	Gain Reclassified from Accumulated OCI into Income
(Millions)	Effective Portion (a)	Effective Portion (a)
Interest rate contracts	$—	Interest expense	$—
Commodity contracts:
Electricity derivatives	1	Operating expenses	—

Total	$1		$—

(a)	Changes in OCI are reporting on a pre-tax basis.

During the six month period ended June 30, 2015 the impact on the results of operations as a result of ineffectiveness from cash flow hedges was immaterial.

(c) Counterparty credit risk management

NYSEG and RGE face risks related to counterparty performance on hedging contracts due to counterparty credit default. We have developed a matrix of unsecured credit thresholds that are dependent on the counterparty’s or the counterparty’s guarantor’s applicable credit rating, normally Moody or Standard & Poor’s. When our exposure to risk for a counterparty exceeds the unsecured credit threshold, the counterparty is required to post additional collateral or we will no longer transact with the counterparty until the exposure drops below the unsecured credit threshold.

We have various master netting arrangements in the form of multiple contracts with various single counterparties that are subject to contractual agreements that provide for the net settlement of all contracts through a single payment. Those arrangements reduce our exposure to a counterparty in the event of default on or termination of any single contract. For financial statement presentation purposes, we do not offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement. Under the master netting arrangements our obligation to return cash collateral was $0.1 million and $0.2 million as of June 30, 2015 and December 31, 2014, respectively.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

Certain of our derivative instruments contain provisions that require us to maintain an investment grade credit rating on our debt from each of the major credit rating agencies. If our debt were to fall below investment grade, we would be in violation of those provisions and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit risk related contingent features that are in a liability position as of June 30, 2015 is $42 million, for which we have posted collateral of $62 million. If the credit risk related contingent features underlying those agreements were triggered on June 30, 2015, we would receive a $20 million refund of collateral.

Note 7. Contingencies

We are party to various legal disputes arising as part of our normal business activities. We do not provide for accrual of legal costs expected to be incurred in connection with a loss contingency.

Transmission - Federal Energy Regulatory Commission (FERC) Return on Equity (ROE) Proceeding

CMP’s transmission rates are determined by a tariff regulated by the FERC and administered by ISO New England (ISO-NE). Transmission rates are set annually pursuant to a FERC authorized formula that allows for recovery of direct and allocated transmission operating and maintenance expenses, including return of and on investment in assets. The FERC provided a base ROE of 11.14% and additional incentive adders applicable to assets based upon vintage, voltage, and other factors.

Complaint I - In September 2011 the Massachusetts Attorney General filed a complaint with the FERC that the ROE was too high and should be lowered by 1.94%, to a value of 9.2%. CMP is a member of the New England Transmission Owners and is therefore subject to the outcome of the complaint proceeding. On October 16, 2014, the FERC issued an order in the ROE case which concluded:

•	The base ROE is set at 10.57% effective October 16, 2014.

•	There is a ROE cap on incentive returns of 11.74%, also effective October 16, 2014.

•	The long-term growth rate used in the two-step discounted cash flows analysis should be Gross Domestic Product and is 4.39% in this proceeding. This aspect of their decision results from the paper hearing that FERC initiated in its June 2014 decision in this case.

•	CMP must provide refunds for the period October 2011 through December 2012 with a base ROE of 10.57% and a ROE cap on incentives of 11.74%.

On March 3, 2015, the FERC issued an order on requests for rehearing of its October 16, 2014 decision. The March order upheld the FERC’s initial decision and further clarified that the 11.74% ROE cap will be applied on a project specific basis and not on a transmission owner’s total average return.

Complaint II - Filed December 27, 2012. On June 19, 2014, the FERC issued an order setting this case for settlement and hearing and set a refund effective date of December 27, 2012. The parties entered settlement negotiations which ended in late October 2014 when the parties were unable to reach agreement. The FERC has set a schedule for this case that calls for hearings in June 2015. The order estimates a decision by April 30, 2016, which date has subsequently been revised to September 2016.

Complaint III - Filed August 2014 by the initial complainants in Complaint II, reiterates the same positions in Complaint II. On November 24, 2014, the FERC issued an order setting the complaint for hearing, consolidating Complaints II and III, and establishing a refund effective date of July 31, 2014.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

CMP reserved for refunds in 2013 and 2014. The 2013 reserve was $6.6 million associated with Complaint I. In 2014, CMP recorded an additional reserve as a regulatory liability of $29.9 million associated with Complaints I, II, and III. CMP’s reserved amounts reflect projected refund obligations that are consistent with the FERC’s March 3, 2015 final Complaint I decision.

MNG rate case

On June 19, 2015 the Maine Commission staff issued their bench analysis in the rate proceeding proposing a disallowance in current rates of between approximately $10million and $30million of capital investment related to cost overages and low customer demand in the Augusta Maine expansion. The MNG rate filing is pending before the MPUC with a decision expected by the end of 2015.

Note 8. Environmental Liability

Environmental laws, regulations and compliance programs may occasionally require changes in our operations and facilities and may increase the cost of electric and natural gas service. We do not provide for accruals of legal costs expected to be incurred in connection with loss contingencies.

The Environmental Protection Agency and various state environmental agencies, as appropriate, have notified us that we are among the potentially responsible parties that may be liable for costs incurred to remediate certain hazardous substances at twenty-three waste sites. In addition, we have a program to investigate and perform necessary remediation at fifty-three sites where gas was manufactured in the past. We have entered into consent orders with various environmental agencies to investigate, and where necessary, remediate forty-seven of the fifty-three sites.

The total liability to investigate and perform remediation, as necessary, at all of these sites was $319 million as of June 30, 2015 and December 31, 2014, respectively. We recorded a corresponding regulatory asset, net of insurance recoveries and the amount collected from FirstEnergy, as described below, because we expect to recover the net costs in rates. Our environmental liability accruals are recorded on an undiscounted basis and are expected to be paid through the year 2048.

FirstEnergy

NYSEG sued FirstEnergy under the Comprehensive Environmental Response, Compensation, and Liability Act to recover environmental cleanup costs at sixteen former manufactured gas sites. FirstEnergy’s liability was based on their status as successor to Associated Gas & Electric Company, a utility holding conglomerate that unlawfully dominated operations at the plants from approximately 1906 through 1942. In July 2011, the District Court issued a decision and order in NYSEG’s favor. Based on past and future cleanup costs at the sixteen sites in dispute, FirstEnergy would be required to pay NYSEG approximately $60 million if the decision were upheld on appeal. On September 9, 2011, FirstEnergy paid NYSEG $30 million, representing their share of past costs of $27 million and pre-judgment interest of $3 million.

FirstEnergy appealed the decision to the Second Circuit Court of Appeals. On September 11, 2014, the Second Circuit Court of Appeals affirmed the District Court’s decision in NYSEG’s favor, but modified the decision for nine sites, reducing NYSEG’s damages for incurred costs from $27 million to $22 million, excluding interest, and reducing FirstEnergy’s allocable share of future costs at these sites. NYSEG refunded FirstEnergy the excess $5 million in November 2014.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

FirstEnergy remains liable for a substantial share of clean-up expenses at nine MPG Energy sites. Because the District Court’s original damage award for incurred costs was based on 2009 figures, FirstEnergy now owes NYSEG an additional damages payment of approximately $16 million for cleanup costs incurred while the appeal was pending. FirstEnergy would also be liable for a share of future costs, which, based on current projections, would be $27 million. The $16 million has been recorded as a receivable with an offset to the associated regulatory asset and the remaining amount is being treated as a contingent asset and has not been recorded as either a receivable or a decrease to the environmental provision.

Century Indemnity and OneBeacon

NYSEG filed suit in federal court on August 14, 2013 against two excess insurers, Century Indemnity and OneBeacon, who provided excess liability coverage to NYSEG. NYSEG seeks payment for clean-up costs associated with contamination at twenty-two former manufactured gas plants. Based on estimated clean-up costs of $282 million, the carriers’ allocable share is approximately $89 million, excluding pre-judgment interest. Any recovery will be flowed through to NYSEG ratepayers.

Century and One Beacon have answered admitting issuance of the excess policies, but contesting coverage and providing documentation proving they received notice of the claims in the 1990s. We cannot predict the outcome of this matter.

Note 9. Post-retirement and Similar Obligations

We made pension contributions of $0.5 million for the six month period ended June 30, 2015. We expect to make additional contributions of $0.3 million during 2015.

The components of net periodic benefit cost for pension benefits for the six month periods ended June 30, 2015 and 2014 consisted of:

Six Month Periods Ended June 30,	2015	2014
(Millions)
Service cost	$18	$16
Interest cost	48	54
Expected return on plan assets	(78)	(82)
Amortization of:
Prior service costs	2	2
Actuarial loss	64	46

Net Periodic Benefit Cost	$54	$36

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

The components of net periodic benefit cost for postretirement benefits for the six month periods ended June 30, 2015 and 2014 consisted of:

Six Month Periods Ended June 30,	2015	2014
(Millions)
Service cost	$2	$2
Interest cost	8	10
Expected return on plan assets	(4)	(4)
Amortization of:
Prior service costs	(4)	(6)
Actuarial loss	4	—

Net Periodic Benefit Cost	$6	$2

Note 10. Equity

Our share capital consisted of 243 shares, authorized and outstanding, wholly owned by Iberdrola S.A., each having a par value of $0.01, for a total value of additional paid in capital of $11,378 million as of June 30, 2015 and December 31, 2014. All shares have the same voting and economic rights. We have no treasury shares or convertible preferred shares as of June 30, 2015 or December 31, 2014.

Accumulated Other Comprehensive Income (Loss)

Accumulated OCI for the six month periods ended June 30, 2015 and 2014 consisted of:

Accumulated Other Comprehensive Income (Loss)	As of December 31, 2013	2014 Change	As of June 30, 2014	As of December 31, 2014	2015 Change	As of June 30, 2015
(Millions)
Loss on defined benefit plans, net of income tax expense (benefit) of $0.6 for 2014 and $(1) for 2015	$(26)	$1	$(25)	$(25)	$(2)	$(27)

Loss for nonqualified pension plans	(8)	—	(8)	(11)	—	(11)

Unrealized gain (loss) during period on derivatives qualified as cash flow hedges, net of income tax expense of $0.4 for 2015	—	—	—	(2)	1	(1)

Reclassification to net income of losses on cash flow hedges, net of income tax expense of $1.6 for 2014 and $2.2 for 2015 (a)	(66)	3	(63)	(61)	4	(57)

Gain (loss) on derivatives qualified as cash flow hedges	(66)	3	(63)	(63)	5	(58)

Accumulated Other Comprehensive (Loss) Income	$(100)	$4	$(96)	$(99)	$3	$(96)

(a)	Reclassification is reflected in the operating expenses line item in the condensed consolidated statements of income

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

Note 11. Net Income Per Share

Basic net income per share is computed by dividing net income available to Iberdrola USA, Inc. by the weighted-average number of shares of our common stock outstanding. We did not have any potentially-dilutive securities for the six month periods ended June 30, 2015 and 2014.

The calculations of basic and diluted earnings per share attributable to Iberdrola USA, Inc., including a reconciliation of the numerators and denominators for the six month periods ended June 30, 2015 and 2014 consisted of:

	Six Months Ended June 30,
	2015	2014
(Millions, except for number of shares)
Numerator:
Net income available to Iberdrola USA, Inc.	$117	$263
Denominator:
Weighted-average number of shares outstanding, basic and diluted	243	243

Net Income Per Share, Basic and Diluted	$0.5	$1.1

Note 12. Segment Information

Our segment reporting structure uses our management reporting structure as its foundation to reflect how IUSA manages the business internally and is organized by type of business. We report our financial performance based on the following three reportable segments:

•	Networks: including all the energy transmission and distribution activities, and any other regulated activity originated in New York and Maine carried out by the Group. The Networks reportable segment includes four rate regulated operating segments. These operating segments generally offer the same services distributed in similar fashions, have the same types of customers, have similar long-term economic characteristics and are subject to similar regulatory requirements, allowing these operations to be aggregated into one reportable segment.

•	Renewables: activities relating to renewable energy, mainly wind energy generation and trading related with such activities.

•	Gas: including gas trading and storage businesses carried on by the Group.

Products and services are sold between reportable segments and affiliate companies at cost. The Chief Operating Decision Maker evaluates segment performance based on segment adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) defined as net income (loss) adding back net income (loss) attributable to other non-controlling interests, income tax expense, depreciation and amortization, impairment of non-current assets and interest expense net of capitalization, and then subtracting other income and (expense), earnings (losses) from equity method investments, per segment. Segment income, expense, and assets presented in the accompanying tables include all intercompany transactions that are eliminated in the condensed consolidated financial statements.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

Segment information as of and for the six month period ended June 30, 2015 consisted of:

For The Six Month Period Ended June 30, 2015	Networks	Renewables	Gas	Other (a)	IUSA Consolidated
(Millions)
Revenue - external (b)	$1,713	$482	$(29)	$—	$2,166
Revenue - intersegment	16	9	18	(43)	—
Impairment of non-current assets	—	7	—	—	7
Depreciation and amortization	180	172	9	1	362
Operating income (loss)	289	34	(41)	(13)	269
Adjusted EBITDA	469	213	(32)	(12)	638
Earnings (losses) from equity method investments	—	(2)	—	2	—
Capital expenditures	$355	$172	$3	$—	$530
As of June 30, 2015

Property, plant and equipment	8,513	7,948	535	—	16,996
Equity method investments	—	255	—	—	255
Total assets	$12,720	$10,717	$1,265	$(521)	$24,181

(a)	Does not represent a segment. It mainly includes Corporate and company eliminations.
(b)	Included in revenue-external for the six month period ended June 30, 2015 is: $1,336 million from regulated electric operations, $382 million from regulated gas operations and $(5) million from other operations of Networks; $482 million from renewable energy generation of Renewables; $6 million from gas storage services and $(35) million from gas trading operations of Gas.

Segment information for the six month period ended June 30, 2014 consisted of:

For The Six Month Period Ended June 30, 2014	Networks	Renewables	Gas	Other (a)	IUSA Consolidated
(Millions)
Revenue - external (b)	$1,832	$584	$72	$6	$2,494
Revenue - intersegment	—	4	30	(34)	—
Impairment of non-current assets	—	9	—	—	9
Depreciation and amortization	135	164	11	1	311
Operating income	332	144	71	(1)	546
Adjusted EBITDA	467	317	82	—	866
Earnings from equity method investments	—	6	—	3	9
Capital expenditures	$437	$94	$1	$—	$532
As of December 31, 2014

Property, plant and equipment	8,389	8,185	525	—	17,099
Equity method investments	—	262	—	—	262
Total assets	$12,961	$12,329	$1,393	$(2,431)	$24,252

(a)	Does not represent a segment. It mainly includes Corporate and company eliminations.
(b)	Included in revenue-external for the six month period ended June 30, 2014 is: $1,412 million from regulated electric operations, $419 million from regulated gas operations and $1 million from other operations of Networks; $584 million from renewable energy generation of Renewables; $5 million from gas storage services and $67 million from gas trading operations of Gas.

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

Reconciliation of consolidated adjusted EBITDA to the IUSA consolidated Income Before Income Tax for the six month periods ended June 30, 2015 and 2014 is as follows:

(Millions)	Six months ended June 30,
Consolidated Adjusted EBITDA	$638	$866
Less:
Impairment of non-current assets	7	9
Depreciation and amortization	362	311
Interest expense, net of capitalization	127	117
Add:
Other income and (expense)	22	31
Earnings (losses) from equity method investments	—	9

Consolidated Income Before Income Tax	$164	$469

Note 13. Related Party Transactions

We engage in related party transactions which are generally performed at cost and in accordance with applicable state and federal commission regulations.

Related party transactions for the six month periods ended June 30, 2015 and 2014 consisted of:

Six Month Periods Ended June 30,	2015		2014
(Millions)	Sales To	Purchases From	Sales To	Purchases From
Iberdrola Canada Energy Services, Ltd	$1	$31	$—	$(5)
Iberdrola Renovables Energía, S.L.	—	5	—	5
Iberdrola, S.A.	—	18	—	11
Other	—	4	1	1

In addition to the statements of income items above we made purchases of turbines for wind farms from Gamesa Corporación Tecnológica, S.A., in which our ultimate parent Iberdrola has a 20% ownership. The amounts capitalized for these transactions were $28 million and $226 million as of June 30, 2015 and December 31, 2014, respectively.

Related party balances as of June 30, 2015 and December 31, 2014 consisted of:

As of	June 30, 2015		December 31, 2014
(Millions)	Owed By	Owed To	Owed By	Owed To
Iberdrola Canada Energy Services, Ltd.	$5	$(5)	$1	$—
Iberdrola, S.A.	—	(18)	—	—
Iberdrola Renovables Energía, S.A.U.	—	(5)	—	—
Gamesa Corporación Tecnológica, S.A.	68	—	33	(223)
Iberdrola Energy Projects, Inc.	5	(5)	15	(15)
Other	—	(2)	1	(1)

Transactions with our parent company (included in Other), Iberdrola, relate predominantly to recharges of corporate services and management fees. Also included within the Purchases From category are charges for

Iberdrola USA, Inc. and Subsidiaries

(A Wholly Owned Subsidiary of Iberdrola, S.A.)

Notes to Condensed Consolidated Financial Statements (Continued)

(unaudited)

credit support relating to guarantees Iberdrola has provided to third parties guarantying our performance. All costs that can be specifically allocated, to extent possible, are charged directly to the company receiving such services. In situations when corporate services are provided to two or more companies of IUSA any costs remaining after direct charge are allocated using agreed upon cost allocation methods designed to allocate those costs. We believe that the allocation method used is reasonable.

Transactions with Iberdrola Canada Energy Services predominantly relate to the purchase of gas for IRHI’s gas-fired generation facility at Klamath. We also have gas purchase and sales for trading activities with Iberdrola Canada Energy Services and these trading transactions are presented net within revenue in the statements of income.

There have been no guarantees provided or received for any related party receivables or payables. These balances are unsecured and are typically settled in cash. Interest is not charged on regular business transactions but is charged on outstanding loan balances. There have been no impairments or provisions made against any affiliated balances, other than a $7 million write-off related to an arrangement to purchase turbines from Gamesa Corporación Tecnológica, S.A during the second quarter of 2015, which was recorded in impairment of non-current assets in the statements of income.

IUSA manages its overall liquidity position as part of the broader Iberdrola Group and is a party to a cash pooling agreement with Bank Mendes Gans, N.V., similar to other Iberdrola subsidiaries. Cash surpluses remaining after meeting the liquidity requirements of IUSA and its subsidiaries may be deposited in the cash pooling account where such funds are available to meet the liquidity needs of other affiliates within the Iberdrola Group. Under the cash pooling agreement, affiliates with credit balances have pledged those balances to cover the debit balances of the other affiliated parties to the agreement.

Note 14. Accounts Receivable

Accounts receivable include amounts due under Deferred Payment Arrangements (DPA). A DPA allows the account balance to be paid in installments over an extended period of time, which generally exceeds one year, by negotiating mutually acceptable payment terms, and not bearing interest. The utility company generally must continue to serve a customer who cannot pay an account balance in full if the customer (i) pays a reasonable portion of the balance; (ii) agrees to pay the balance in installments; and (iii) agrees to pay future bills within thirty days until the DPA is paid in full. These accounts are part of the regular operating cycle and are classified as current. We establish provisions for uncollectible accounts for DPA’s by using both historical average loss percentages to project future losses and by establishing specific provisions for known credit issues. Amounts are written off when reasonable collection efforts have been exhausted. The allowance for doubtful accounts for DPAs at June 30, 2015 and December 31, 2014 were $31 million and $35 million, respectively.

DPA receivable balances, net of the applicable reserve, were $39.6 million and $40.1 million at June 30, 2015 and December 31, 2014.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by

and

among

UIL HOLDINGS CORPORATION,

IBERDROLA USA, INC.

and

GREEN MERGER SUB, INC.

Dated as of February 25, 2015

A-ii

A-iii

EXHIBITS

Exhibit A	Public Announcement.
Exhibit B	Amended Green Charter Documents.
Exhibit C	Stockholder Agreement Term Sheet.

A-iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of February 25, 2015, is by and among UIL Holdings Corporation, a Connecticut corporation (“Blue”), Iberdrola USA, Inc., a New York corporation (“Green”), and Green Merger Sub, Inc., a Connecticut corporation and a direct wholly-owned subsidiary of Green (“Merger Sub”). Each of Blue, Green and Merger Sub is referred to herein as a “Party” and together as the “Parties”.

R E C I T A L S

WHEREAS, Green owns one hundred percent (100%) of the issued and outstanding equity interests of (i) Iberdrola USA Group, LLC, a Delaware limited liability company (“Green Group”), (ii) Iberdrola USA Networks, Inc., a Maine corporation (“Green Networks”), and (iii) Iberdrola Renewables Holdings, Inc., a Delaware corporation (“Green Renewables”, and together with Green Group and Green Networks, the “Green Companies”);

WHEREAS, the board of directors of Blue (the “Blue Board”) has (i) adopted the Agreement and approved and determined that it is in the best interests of Blue for Blue to consummate the merger of Blue with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as wholly-owned subsidiary of Green, and the other transactions contemplated hereby and (ii) resolved, subject to Section 6.1, to recommend that Blue’s shareholders approve the Agreement and submit the Agreement to the shareholders of Blue for their approval, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to the Merger, each issued share of Blue Common Stock (as defined herein), other than those shares of Blue Common Stock held by Blue (as treasury shares or otherwise) shall be converted into the right to receive one share of Green Common Stock (as defined herein) and $10.50 in cash;

WHEREAS, Green’s board of directors and Merger Sub’s board of directors have each unanimously adopted this Agreement and approved the Merger, the issuance of Green Common Stock in the Merger and the other transactions contemplated hereby and determined that it is in the best interests of Green and Merger Sub, respectively, to consummate the Merger and the other transactions contemplated hereby; and

WHEREAS, for U.S. federal income tax purposes, the Parties intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder, and that this Agreement be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and the regulations promulgated thereunder and Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“2005 Act” means the Public Utility Holding Company Act of 2005, including all regulations promulgated thereunder.

“Acceptable Confidentiality Agreement” means an agreement that is executed, delivered and effective after the execution, delivery and effectiveness of this Agreement, and which contains customary provisions that require any counter-party(ies) thereto (and any of its (their) representatives named therein) that receive material non-public information of or with respect to Blue or its Subsidiaries to keep such information confidential; provided that such confidentiality provisions are no less restrictive in the aggregate to such counter-party(ies) (and any of its (their) representatives named therein), and shall contain such other terms that are, in the aggregate, no less favorable to Blue than the terms of the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not contain any standstill or similar provision so long as concurrently with entering into such confidentiality agreement, Blue agrees to amend the Confidentiality Agreement so that the standstill provisions applicable to Green are no more restrictive to Green than those contained in the Acceptable Confidentiality Agreement). Notwithstanding the foregoing, an “Acceptable Confidentiality Agreement” shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting Blue from satisfying its obligations hereunder.

“Act” means the Connecticut Business Corporation Act.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Anti-Corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial), including laws that prohibit the corrupt payment, offer, promise, or authorization, acceptance, or agreement to accept the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, foreign government employee or commercial entity or to anyone to obtain or retain business or other improper benefit or advantage, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1 et seq.), the U.K. Bribery Act of 2010, and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Average Blue Stock Price” means the average of the volume weighted averages of the trading prices of Blue Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) on each of the ten (10) consecutive trading days ending on (and including) the trading day that immediately precedes the Closing Date.

“Beneficial Ownership” (and its correlative terms) shall have the meaning provided in Rule 13d-3 under the Exchange Act.

“Blue Common Stock” means common stock, of no par value, of Blue.

“Blue Deferred Compensation Plans” means the employee and director deferred compensation plans maintained or sponsored by Blue or any of its Subsidiaries.

“Blue Employee Benefit Plans” means any Plan entered into, established, maintained, sponsored, contributed to, or required to be contributed to, by Blue or any of its Subsidiaries with or for the benefit of any current or former employee or director or other service provider of Blue or any of its Subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and, in the case of a Plan that is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the six-year period preceding the date of this Agreement with respect to which Blue or any of its Subsidiaries has or would reasonably be expected to have any present or future actual or contingent liabilities.

“Blue Material Adverse Effect” means any (i) Change, individually or in the aggregate with any other Changes, that has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Blue and its Subsidiaries, taken as a whole or (ii) Change that would prevent, materially impair or materially delay the ability of Blue to consummate the Merger and the other Transactions; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be deemed to be, contribute towards or constitute a “Blue Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Blue Material Adverse Effect” has occurred or may, would or could occur (in the case of clauses (i) through (vii), to the extent such Changes do not disproportionately and adversely affect Blue and its Subsidiaries, taken as a whole, in any material respect relative to other companies operating in any industry or industries and geographies in which Blue operates):

(i)	general economic conditions (or changes in such conditions) in the United States (or within the State of Connecticut or the Commonwealth of Massachusetts) or any other country or region in the world, or conditions in the global economy generally;

(ii)	conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries, and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)	conditions (or changes in such conditions) in the industries in which Blue and its Subsidiaries conduct business;

(iv)	Changes in international, national or regional wholesale or retail markets for electric power, capacity or fuel or related products;

(v)	Changes in national or regional electric transmission or distribution systems;

(vi)	political conditions (or changes in such conditions) in the United States (or within the State of Connecticut or the Commonwealth of Massachusetts) or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States (or within the State of Connecticut or the Commonwealth of Massachusetts) or any other country or region in the world;

(vii)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(viii)	changes in Law (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof), in each case after the date of this Agreement;

(ix)	any change in the credit rating of Blue (except that the underlying cause of any such change may, to the extent not otherwise excluded by clauses (i) through (viii) above or (x) through (xiii) below, be considered and taken into account in determining whether there has been a Blue Material Adverse Effect);

(x)

the entry into, pendency of, actions contemplated by, or the performance of obligations required by this Agreement or consented to by Green or Merger Sub, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Blue or any of its Subsidiaries with its customers, employees, regulators, financing sources, labor unions or suppliers; provided, however, that the exceptions in this clause (x) shall not apply to Blue’s representations and warranties in

Section 4.2, Section 4.10(e), Section 4.11 or Section 5.3, or, to the extent related to breaches of Section 4.2, Section 4.10(e), Section 4.11 or Section 5.3, Section 8.2(a);

(xi)	any written proposal or commitment made by Green or its Affiliates, or by Blue or its Affiliates, to any Governmental Authority or imposed by any Governmental Authority, in each case, in accordance with this Agreement and in order to obtain the Blue Required Statutory Approval or Green Required Statutory Approval;

(xii)	the failure of Blue to meet any internal or published projections, forecasts or revenues predictions (except that the underlying cause of any such failure may, to the extent not otherwise excluded by clauses (i) through (xi) above, or (xiii) below, be considered and taken into account in determining whether there has been a Blue Material Adverse Effect); or

(xiii)	a decline in the price or trading volume of Blue Common Stock on the NYSE on or after the date of this Agreement (except that the underlying cause of any such decline may, to the extent not otherwise excluded by clauses (i) through (xii) above, be considered and taken into account in determining whether there has been a Blue Material Adverse Effect).

“Blue Parties” means, collectively, Blue, its Subsidiaries and its Joint Ventures, and each of them individually is a “Blue Party”.

“Blue Stock Plans” means the Blue 2008 Stock and Incentive Compensation Plan and the Blue Deferred Compensation Plans.

“Business Day” means any day that is not a Saturday, Sunday or other day on which the commercial banks in New York City, New York or Madrid, Spain are authorized or required by Law to close.

“Change” means a change, effect, event, circumstance or development.

“Charter Documents” means, with respect to any entity at any time, in each case as amended, modified and supplemented at that time, (i) the articles of association or certificate of formation, incorporation, partnership or organization (or the equivalent organizational documents) of that entity, (ii) the bylaws, partnership agreement or limited liability company agreement or regulations (or the equivalent governing documents) of that entity, and (iii) each document setting forth the designation, amount and relative rights, limitations and preferences of any class or series of that entity’s Equity Securities or of any rights in respect of that entity’s Equity Securities.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement between Blue and Green Parent, dated November 20, 2014.

“Contract” means any legally binding agreement, contract, lease, instrument, note, license, arrangement, undertaking or other commitment of any nature.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Derivative Product” means any swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument, Contract, based on any commodity, security, instrument, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity, natural gas, fuel oil, coal, emissions allowances and offsets, and other commodities, currencies, interest rates and indices.

“Disclosure Schedule” means, if the Representing Party is Blue, the Blue Disclosure Schedule, and if the Representing Party is Green, the Green Disclosure Schedule.

“Employee Benefit Plans” means Blue Employee Benefit Plans when used with respect to a Blue Party and means Green Employee Benefit Plans when used with respect to a Green Party.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, liability or violation (written or oral) by any Person (including any Governmental Authority) alleging potential liability (including potential responsibility or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from circumstances forming the basis of any actual or alleged noncompliance with, violation of, or liability under, any Environmental Law or Environmental Permit.

“Environmental Laws” means any federal, state, local, foreign or international Law regulating or protecting public or employee health and safety (including in the workplace), or regulating or protecting natural resources, wildlife, threatened or endangered species or the environment (including ambient air, surface water (including water management and runoff), groundwater, land surface or subsurface strata), regulating greenhouse gases, or regulating the distribution, labeling, registration, use, treatment, storage, disposal, recycling, removal, transport or handling of Materials of Environmental Concern, including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. §s 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §s 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §s 6901 et seq.), the Clean Water Act (33 U.S.C. §s 1251 et seq.), the Clean Air Act (42 U.S.C. §s 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. §s 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. §s 136 et seq.), those portions of the Occupational Safety and Health Act (29 U.S.C. §s 651 et seq.) that address Materials of Environmental Concern, and the Oil Pollution Act of 1990 (33 U.S.C. §s 2701 et seq.) and the regulations promulgated pursuant thereto and any counterpart or similar local or state Laws.

“Environmental Permits” means Permits issued pursuant to applicable Environmental Law.

“Equity Securities” of any Person means, as applicable (i) any and all of its shares of capital stock, membership interests or other equity interests or share capital, (ii) any warrants, Contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (iii) all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Green or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FERC” means the Federal Energy Regulatory Commission.

“Final Order” means action by the relevant Governmental Authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended and is legally binding and effective.

“GAAP” means generally accepted accounting principles for financial reporting in the United States consistently applied through the periods involved.

“Government Official” means (i) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office, or (iii) any official, officer, employee, or any person acting in an official capacity for or on behalf of, any company, business, enterprise or other entity owned (in whole or in substantial part) controlled by or affiliated with a Governmental Authority.

“Governmental Authority” means shall mean (i) any government, (ii) any governmental or regulatory entity, body, department, commission, subdivision, board, bureau, administrative agency or instrumentality, (iii) any court, tribunal, judicial body, or an arbitrator or arbitration panel, (iv) any non-governmental self-regulatory agency or securities exchange, or (v) the North American Electric Reliability Corporation, in each of (i) through (iv) whether supranational, national, federal, state, county, municipal, provincial, and whether domestic or foreign.

“Green Common Stock” means ordinary shares, par value $0.01 per share, of Green.

“Green Employee Benefit Plans” means any Plan entered into, established, maintained, sponsored, contributed to or required to be contributed to by Green or any of its Subsidiaries with or for the benefit of any current or former employee or director or other service provider of Green or any of its Subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and, in the case of a Plan that is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the six-year period preceding the date of this Agreement with respect to which Green or any of its Subsidiaries has or would reasonably be expected to have any present or future actual or contingent liabilities.

“Green Material Adverse Effect” means any (i) Change, individually or in the aggregate with any other Changes, that has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Green and its Subsidiaries, taken as a whole or (ii) Change that would prevent, materially impair or materially delay the ability of the Green or Merger Sub to consummate the Merger and the other Transactions; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be deemed to be or constitute a “Green Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Green Material Adverse Effect” has occurred or may, would or could occur (in the case of clauses (i) through (vii), to the extent such Changes do not disproportionately and adversely affect Green and its Subsidiaries, taken as a whole, in any material respect relative to other companies operating in any industry or industries and geographies in which Green and its Subsidiaries operate):

(i)	general economic conditions (or changes in such conditions) in the United States (or within the State of New York or the State of Maine) or any other country or region in the world, or conditions in the global economy generally;

(ii)	conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries, and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)	conditions (or changes in such conditions) in the industries in which the Green and its Subsidiaries conduct business;

(iv)	Changes in international, national or regional wholesale or retail markets for electric power, capacity or fuel or related products;

(v)	Changes in national or regional electric transmission or distribution systems;

(vi)

political conditions (or changes in such conditions) in the United States (or within the State of New York or the State of Maine) or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States (or within the State of New York or the State of Maine) or any other country or region in the world;

(vii)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(viii)	changes in Law (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof), in each case after the date of this Agreement;

(ix)	any change in the credit rating of Green (except that the underlying cause of any such change may, to the extent not otherwise excluded by clauses (i) through (viii) above or (x) through (xiii) below, be considered and taken into account in determining whether there has been a Green Material Adverse Effect);

(x)	the failure of Green or its Subsidiaries to meet any internal or published projections, forecasts or revenues predictions (except that the underlying cause of any such failure may, to the extent not otherwise excluded by clauses (i) through (ix) above or (xi) through (xiii) below, be considered and taken into account in determining whether there has been a Green Material Adverse Effect);

(xi)	the entry into, pendency of, actions contemplated by, or the performance of obligations required by this Agreement or consented to by Blue, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Green or any of its Subsidiaries with its customers, employees, regulators, financing sources, labor unions or suppliers; provided, however, that the exceptions in this clause (xi) shall not apply to Green’s representations and warranties in Section 4.2, Section 4.10(e), Section 4.11 or Section 5.10, or, to the extent related to breaches of Section 4.2, Section 4.10(e), Section 4.11 or Section 5.10, Section 8.3(a);

(xii)	any written proposal or commitment made by Green or its Affiliates, or by Blue or its Affiliates, to any Governmental Authority or imposed by any Governmental Authority, in each case, in accordance with this Agreement and in order to obtain the Blue Required Statutory Approval or Green Required Statutory Approval; or

(xiii)	the failure of Green or its Subsidiaries to meet any internal or published projections, forecasts or revenues predictions (except that the underlying cause of any such failure may, to the extent not otherwise excluded by clauses (i) through (xii) above, be considered and taken into account in determining whether there has been a Green Material Adverse Effect).

“Green Parent” means Iberdrola, S.A.

“Green Parties” means, collectively, Green, its Subsidiaries and its Joint Ventures, and each of them individually is a “Green Party”.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and polychlorinated biphenyls and (b) any chemical, material, substance or waste that is prohibited, limited or regulated by any Governmental Authority in relation to the protection of human health and the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means International Financial Reporting Standards promulgated by the International Accounting Standards Board consistently applied through the periods involved.

“Indebtedness” means, without duplication, all indebtedness, determined in accordance with GAAP, including (i) borrowed money (other than intercompany indebtedness), whether current or funded, secured or unsecured, and all obligations evidenced by bonds, debentures, notes or similar instruments, (ii) capital lease obligations, (iii) obligations evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (iv) all obligations for the deferred purchase price of property or services (including all earn-outs, conditional sale agreements or other title retention agreements with respect to property), other than trade payables and receivables in the ordinary course of business consistent with customary trade practices, (v) all indebtedness secured by a purchase money mortgage or other Liens to secure all or part of the purchase price of property subject to such mortgage or Lien, (vi) all obligations pursuant to or evidenced by hedging agreements or interest rate or currency obligations, including swaps, hedges or similar arrangements, and (vii) any guarantee (whether or not secured by Liens) of or other assumption of liability for, or grant of an encumbrance or provision of collateral to secure, any of the foregoing.

“Intellectual Property” means all of the following whether arising under the Laws of the United States or of any other jurisdiction: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, extensions and reexaminations thereof, and all rights therein provided by international treaties or conventions, (b) Trademarks, (c) copyrights (including copyrights in computer programs, software, computer code, documentation, drawings, specifications and data), moral rights, mask work rights, in each case, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, (d) confidential and trade secret information, including confidential information regarding inventions, processes, formulae, models, methodologies, proprietary rights, technology, improvements, know-how, technical and business information, (e) all other intellectual and industrial property rights, whether or not subject to statutory registration or protection, and (f) the right to sue and collect damages for any past infringement of any of the foregoing.

“Joint Venture” of a Person shall mean any Person that is not a Subsidiary of such first Person, in which such first Person or one or more of its Subsidiaries owns directly or indirectly any Equity Securities, other than Equity Securities held for passive investment purposes that are less than 5% of each class of the outstanding voting securities or voting capital stock of such second Person.

“Knowledge” means (i) with respect to Blue, as to any matter in question, the actual knowledge of any of the individuals listed on Section 1.1(a) of Blue Disclosure Schedule, and (ii) with respect to Green, as to any matter in question, the actual knowledge of any of the individuals listed on Section 1.1(a) of Green Disclosure Schedule.

“Laws” means all applicable laws (including common law), statutes, treaties, codes, ordinances, decrees, rules, regulations, directives or other legal requirements issued, enacted, adopted, promulgated or implemented by any Governmental Authority, binding or affecting the Person referred to in the context in which such word is used; and “Law” means any one of them.

“Liability” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, matured, absolute, determined, determinable, contingent or otherwise, and regardless of when asserted or by whom.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first or last offer, preemptive right or other restriction of similar nature (including any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Adverse Effect” means a Blue Material Adverse Effect when used with respect to a Blue Party and means a Green Material Adverse Effect when used with respect to a Green Party.

“Materials of Environmental Concern” means any chemicals, materials, greenhouse gases, substances, pollutants, contaminants or items in any form, whether solid, liquid, gaseous, semisolid, or any combination thereof, whether waste materials, raw materials, chemicals, finished products, by-products, or any other materials or articles, which are regulated under Environmental Laws, or which are listed, defined or otherwise designated as hazardous, toxic, dangerous, infectious or radioactive under Environmental Laws, including explosive substances, asbestos or asbestos-containing material, polychlorinated biphenyls, benzene, butadiene, radon gas, urea formaldehyde foam insulation, infectious or medical wastes, lead-containing paints or coatings, and any petroleum, petroleum hydrocarbons, crude oil petroleum derivatives, petroleum products, or by-products of petroleum refining.

“NYSE” means the New York Stock Exchange.

“Permitted Liens” means any of the following: (i) Liens for Taxes, assessments, governmental charges and utility charges or levies either not yet due or payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) vendors’, mechanics’, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, construction or similar Liens arising or incurred in the ordinary course of business relating to obligations which are not overdue for a period of more than 90 days or that are being contested in good faith and by appropriate proceedings, (iii) pledges, deposits or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iv) Liens the existence of which are specifically disclosed in notes to consolidated financial statements, (v) all easements, covenants, permits, servitudes, licenses and rights of way and other similar restrictions, zoning, entitlements, exceptions, restrictions, imperfections of title and charges that would not, individually or in the aggregate, reasonably be expected to materially and adversely interfere with the present use of the assets of the affected Person and its Subsidiaries, taken as a whole, (vi) minor survey exceptions and matters as to real property of the affected Person and its Subsidiaries which would be disclosed by an accurate survey of such real property and do not materially impair the occupancy or current use of such real property, (vii) statutory Liens incurred or pledges, financial assurances, bonds or deposits made in favor of a Governmental Authority to secure the performance of obligations of the affected Person or any of its Subsidiaries under Environmental Laws to which any assets of the affected Person or any such Subsidiaries are subject, (viii) Liens arising under any lines of credit or other credit facilities or arrangements in effect on the date of this Agreement (or any replacement facilities thereto permitted pursuant to this Agreement), (ix) Liens described in Section 1.1(b) of the Disclosure Schedule and (x) with respect to the Material Owned Real Property, any matters disclosed in true and complete title reports and title searches made available by the applicable Party prior to the date of this Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

“Personal Information” means, in addition to any information defined or described by a Person, any of its Subsidiaries or Joint Ventures as “personal information” in any privacy notice or other public-facing statement by or on behalf of such Person, its Subsidiaries or Joint Ventures, all information identifying an individual or regarding an identified or identifiable individual (such as name, address, telephone number, email address, financial account number, government-issued identifier, and any other data used or intended to be used to identify, contact or precisely locate a person).

“Plan” means any employment, bonus, incentive compensation, deferred compensation, long term incentive, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen’s compensation or other insurance, retention, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy, program, scheme or arrangement of any kind, whether written or oral, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Post-Closing Laws” means any Law for which no notification, filing or registration, consent, approval, declaration, Permit or authorization to, by or from any Governmental Authority is necessary or required to be made prior to the Closing by Blue, Green or any of their Affiliates in connection with the execution and delivery or the performance of this Agreement.

“Power Act” means the Federal Power Act, as amended, and including all regulations promulgated thereunder.

“Privacy Rules and Policies” means any privacy policies and any other terms applicable to the collection, retention, use, disclosure and distribution of Personal Information from individuals, and any laws related to the collection, use, access to, transmission, disclosure, alteration or handling of Personal Information.

“Release” means any spill, effluent, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching, abandoning, adding, or migration into the environment.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” shall have the meaning set forth in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Subsidiary” means, with respect to any Person, any entity in which such Person owns, directly or indirectly, capital stock or other interests representing more than 50% of the aggregate equity interest in such entity.

“Tax Returns” means all returns, declarations, reports, statements and other documents (including any information return, claim for refund, amended return or declaration of estimated Taxes) filed or required to be filed with any Governmental Authority in respect of, any and all Taxes, including any and all attachments, amendments and supplements thereto.

“Taxes” means all federal, state, local or foreign taxes, charges, fees, levies, imposts, duties or other assessments of a similar nature, including income, gross receipts, sales, use, ad valorem, value-added, business, transfer, registration, goods and services, environmental (under Section 59A of the Code), accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, unemployment, social security, workers’ compensation, estimated, alternative minimum, add on minimum, intangible, escheat or unclaimed property, capital stock, net worth, excise, severance, stamp, occupation, premium, property, disability, Equity Securities or windfall profits taxes, customs duties or other taxes, assessments and similar governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax, fines or additional amounts imposed by any Governmental Authority.

“Trade Secrets” means confidential business information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions.

“Trademarks” means trademarks, service marks, trade names, service names, trade dress, logos and other identifiers of source, including all goodwill associated therewith, and any and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all renewals of any of the foregoing and Internet domain names.

“Transactions” means the transactions contemplated by this Agreement (including the Merger).

The terms listed below are defined in the Sections set forth opposite each such defined term.

2005 Act	Section 1.1
Acceptable Confidentiality Agreement	Section 1.1
Acquisition Proposal	Section 6.1(j)(i)
Act	Section 1.1
Adverse Recommendation Change	Section 6.1(c)
Affiliate	Section 1.1
Agreement	Preamble
Anti-Corruption Laws	Section 1.1
Average Blue Stock Price	Section 1.1
Beneficial Ownership	Section 1.1
Blue	Preamble
Blue 2014 Draft Form 10-K	Article IV
Blue Board	Recitals
Blue Common Stock	Section 1.1
Blue Contacts	Section 6.14(b)
Blue Deferred Compensation Plans	Section 1.1
Blue Disclosure Schedule	Article IV
Blue Employee Benefit Plans	Section 1.1
Blue Equity Right	Section 2.4(b)
Blue ESPP	Section 2.4(d)
Blue Financial Statements	Section 5.4(c)
Blue Material Adverse Effect	Section 1.1
Blue Material Contract	Section 4.15(a)
Blue Parties	Section 1.1
Blue Party	Section 1.1
Blue Performance Award	Section 2.4(c)
Blue Required Statutory Approvals	Section 5.3
Blue Restricted Shares	Section 2.4(a)
Blue SEC Reports	Section 5.4(a)
Blue Stock Awards	Section 2.4(b)
Blue Stock Plans	Section 1.1
Blue Voting Debt	Section 5.1(f)
Board Recommendation	Section 6.1(c)
Book Entry Shares	Section 2.3(b)(iii)
Broker Agreements	Section 4.16
Burdensome Effect	Section 6.9(b)
Business Day	Section 1.1
Cash Consideration	Section 2.3(a)(ii)
Certificate of Merger	Section 2.1(b)
Certificates	Section 2.3(b)(iii)
CFIUS	Section 5.3
Change	Section 1.1
Charter Documents	Section 1.1
Closing	Section 3.1
Closing Date	Section 3.1
Code	Section 1.1
Confidentiality Agreement	Section 1.1
Continuing Employee	Section 6.6(a)
Contract	Section 1.1
Controlled Group Liability	Section 1.1

D&O Insurance	Section 6.13(b)
Derivative Product	Section 1.1
Disclosure Schedule	Section 1.1
Easement	Section 4.17(c)
Effective Time	Section 2.1(b)
Employee Benefit Plans	Section 1.1
Environmental Claim	Section 1.1
Environmental Laws	Section 1.1
Environmental Permits	Section 1.1
Equity Exchange Factor	Section 2.4(a)
Equity Securities	Section 1.1
ERISA	Section 1.1
ERISA Affiliate	Section 1.1
Exchange Act	Section 1.1
Exchange Agent	Section 2.3(b)(i)
Exchange Fund	Section 2.3(b)(ii)
Exon-Florio	Section 5.3
Expenses	Section 10.2
FERC	Section 1.1
Final Order	Section 1.1
Form S-4	Section 6.3(a)
GAAP	Section 1.1
Government Official	Section 1.1
Governmental Authority	Section 1.1
Green	Preamble
Green Business Combination	Section 6.2
Green Common Stock	Section 1.1
Green Companies	Recitals
Green Contacts	Section 6.14(b)
Green Disclosure Schedule	Article IV
Green Employee Benefit Plans	Section 1.1
Green Equity Right	Section 2.4(b)
Green Financial Statements	Section 5.11(e)
Green Group	Recitals
Green IFRS Financial Statements	Section 5.11(a)
Green Material Adverse Effect	Section 1.1
Green Material Contract	Section 4.15(a)
Green Networks	Recitals
Green Networks Financial Statements	Section 5.11(e)
Green Parent	Section 1.1
Green Parties	Section 1.1
Green Party	Section 1.1
Green Reconciliation Financial Statements	Section 5.11(c)
Green Renewables	Recitals
Green Renewables Contracts	Section 5.17
Green Required Statutory Approvals	Section 5.10
Green Voting Debt	Section 5.8(c)
Hazardous Materials	Section 1.1
HSR Act	Section 1.1
IFRS	Section 1.1
Indebtedness	Section 1.1
Indemnified Parties	Section 6.13(a)

Intellectual Property	Section 1.1
Joint Venture	Section 1.1
Knowledge	Section 1.1
Law	Section 1.1
Laws	Section 1.1
Liability	Section 1.1
Lien	Section 1.1
Mark-to-Market Value	Section 4.14(c)
Material Adverse Effect	Section 1.1
Material Easement Real Property	Section 4.17(a)
Material Leased Real Property	Section 4.17(a)
Material Owned Real Property	Section 4.17(a)
Material Real Property	Section 4.17(a)
Materials of Environmental Concern	Section 1.1
Merger	Recitals
Merger Consideration	Section 2.3(a)(ii)
Merger Sub	Preamble
NYSE	Section 1.1
Options	Section 5.1(c)
Outside Date	Section 9.1(c)
Parties	Preamble
Party	Preamble
Permits	Section 4.8
Permitted Liens	Section 1.1
Person	Section 1.1
Personal Information	Section 1.1
Plan	Section 1.1
Post-Closing Laws	Section 1.1
Power Act	Section 1.1
Privacy Rules and Policies	Section 1.1
Proxy Statement	Section 6.3(a)
Real Property Lease	Section 6.4(b)(xiv)
Release	Section 1.1
Representatives	Section 6.1(a)
Representing Party	Article IV
Representing Party Material Contract	Section 4.15(a)
Representing Party Personnel	Section 4.10(e)
Restraints	Section 8.1(b)
Risk Management Guidelines	Section 4.14(a)
SEC	Section 1.1
Securities Act	Section 1.1
Shared Services Agreement	Section 6.17(e)
Shareholder Approval	Section 5.5
Shareholder Meeting	Section 6.3(a)
Significant Subsidiary	Section 1.1
SOX	Section 5.4(a)
Stock Consideration	Section 2.3(a)(ii)
Subsidiary	Section 1.1
Superior Proposal	Section 6.1(j)(ii)
Surviving Corporation	Section 2.1(a)
Takeover Notice Period	Section 6.1(d)
Tax Returns	Section 1.1

Taxes	Section 1.1
Termination Fee	Section 10.1(d)(i)
Trade Secrets	Section 1.1
Trademarks	Section 1.1
Transaction Litigation	Section 6.15
Transactions	Section 1.1
Transition Committee	Section 6.14(b)

Section 1.2 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

(d) References herein to any gender include the other gender.

(e) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation”.

(f) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(g) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(h) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(i) References to “$” and “dollars” are to the currency of the United States of America.

(j) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material”, a “Blue Material Adverse Effect” or a “Green Material Adverse Effect” under this Agreement.

(k) The term “or” is not exclusive and has the meaning represented by the phrase “and/or”.

(l) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”.

(m) When used herein, the phrase “made available” shall mean provided by Blue or Green, as applicable, (i) via e-mail to the other Party or its Representatives, (ii) in a virtual dataroom established in connection with the Transactions or (iii) or at the offices of a Party or its Affiliates, in each of clauses (i), (ii) and (iii), as of 4:00 p.m., Eastern Time, on February 25, 2015.

(n) Each representation or warranty in Article IV or Article V made by a Representing Party relating to a Joint Venture of such Representing Party that is neither operated nor managed solely by such Representing Party or a Subsidiary of such Representing Party shall be deemed made only to the Knowledge of such Representing Party.

(o) The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(p) The section headings and any table of contents contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(q) The language used in this Agreement shall be deemed to be the language the Parties have chosen to express their mutual intent, and no rule of strict construction will be applied against any Party.

ARTICLE II

MERGER

Section 2.1 The Merger.

(a) The Merger. Subject to the terms and conditions of this Agreement, which shall constitute an agreement and plan of merger for all purposes of the Act, and in accordance with the Act, at the Effective Time Blue shall merge with and into Merger Sub, and the separate corporate existence of Blue shall thereupon cease. From and after the Effective Time and in accordance with the Act, Merger Sub shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Green.

(b) Filing Certificate of Merger; Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Blue, Green and Merger Sub shall cause an appropriate certificate of merger (the “Certificate of Merger”), meeting the requirements of Section 33-819 of the Act, to be properly executed and filed with the Secretary of State of the State of Connecticut in accordance with such section and otherwise make all other filings or recordings as required by the Act in connection with the Merger. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger (or at such later date and time as Blue and Green shall agree and shall set forth in the Certificate of Merger) (the “Effective Time”).

(c) Effects. The Merger shall have the effects set forth in this Agreement and Section 33-820 of the Act.

Section 2.2 Charter Documents; Directors and Officers of Surviving Corporation.

(a) Name of the Surviving Corporation. The name of the Surviving Corporation shall be “UIL Holdings Corporation”.

(b) Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Law.

(c) Bylaws of Surviving Corporation. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by Law, by the certificate of incorporation of the Surviving Corporation, and by the bylaws of the Surviving Corporation.

(d) Directors of Surviving Corporation. From and after the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

(e) Officers of Surviving Corporation. From and after the Effective Time, the officers of Blue immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each such officer to serve in such capacity until his or her earlier death, resignation or removal or until his or her successor is duly elected or appointed.

Section 2.3 Cancellation and Conversion of Stock.

(a) Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of the holder of any Blue Common Stock, any Merger Sub common stock or any Green Common Stock:

(i) Cancellation of Blue Common Stock. Each issued share of Blue Common Stock that is owned by Blue (as a treasury share or otherwise, other than any shares owned on behalf of third parties) immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable hereunder in connection with such cancellation.

(ii) Conversion of Remaining Blue Common Stock. Each issued and outstanding share of Blue Common Stock (other than the issued shares of Blue Common Stock referenced in Section 2.3(a)(i)) shall be converted into the right to receive (x) one (1) validly issued share of Green Common Stock, credited as fully paid, which, when issued, ranks pari passu in all respects with all of the shares of Green Common Stock then in issue (the “Stock Consideration”) and (y) $10.50 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

(iii) Conversion of Merger Sub Common Stock. Each issued and outstanding share of common stock of Merger Sub shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, of no par value, of the Surviving Corporation.

(b) Surrender and Exchange of Shares.

(i) Following the date of this Agreement and in any event prior to the Effective Time, Blue shall select a bank or trust company, reasonably acceptable to Green (such approval not to be unreasonably withheld or delayed), to act as exchange agent in connection with the Merger (together with any other bank or trust company also so selected, the “Exchange Agent”) for the purpose of delivering or causing to be delivered to each holder of Blue Common Stock the shares of Green Common Stock and the Cash Consideration that such holder shall become entitled to receive with respect to such holder’s shares of Blue Common Stock pursuant to this Section 2.3. The Exchange Agent shall act as agent for each holder of shares of Blue Common Stock in connection therewith.

(ii) Immediately prior to the filing of the Certificate of Merger as contemplated by Section 2.1(b), at the direction of Green, there shall be deposited, with the Exchange Agent, from time to time, that amount of immediately available cash (such cash hereinafter referred to as the “Exchange Fund”) and number of shares of Green Common Stock as are deliverable pursuant to Section 2.3(a), and which, unless Green shall otherwise determine, shall be deposited with the Exchange Agent through the facilities of The Depository Trust Company. The Exchange Agent shall invest the Exchange Fund as directed by Green; provided that such investments shall be in obligations of or guaranteed by the United States of America. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.3(a)(ii) shall be promptly returned to the Surviving Corporation. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment under Section 2.3(a)(ii), Green shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Section 2.3(a)(ii).

(iii) Promptly after the Effective Time (and in any event within three (3) business days thereafter), the Surviving Corporation shall cause to be mailed by the Exchange Agent to each record holder, immediately prior to the Effective Time, of shares of Blue Common Stock that are represented by book entry (“Book Entry Shares”) or represented by certificates (“Certificates”), a form of letter of transmittal in customary form (as Green shall reasonably specify after consultation with Blue), which shall specify that delivery shall be effected, and risk of loss and title to Book Entry Shares or Certificates held by such holder representing such shares of Blue Common Stock shall pass, only upon actual and proper delivery of Book Entry Shares or Certificates (or satisfaction of the replacement requirements in lieu of the Certificates, as provided in Section 2.3(b)(viii)) to the Exchange Agent.

(iv) Each holder of shares of Blue Common Stock that are represented by Book Entry Shares or Certificates shall be entitled to receive in exchange for such holder’s shares of Blue Common Stock that are represented by Book Entry Shares or Certificates (or satisfaction of the replacement requirements in lieu of a Certificate, as provided in Section 2.3(b)(viii)), upon surrender to the Exchange Agent of a Book Entry Share or Certificate, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the number of shares of Green Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) and the Cash Consideration deliverable in respect of such holder’s shares of Blue Common Stock represented by such holder’s properly surrendered Book Entry Shares or Certificates (or satisfaction of the replacement requirements in lieu of the Certificates, as provided in Section 2.3(b)(viii)) in accordance with Section 2.3(a), and Book Entry Shares or Certificates so surrendered shall forthwith be canceled, and Green’s register of members shall be updated accordingly.

(v) If delivery of shares of Green Common Stock and the Cash Consideration in respect of shares of Blue Common Stock represented by a Book Entry Share or Certificate is directed by the person in whose name the surrendered Book Entry Share or Certificate is registered to be made to a person other than the person in whose name the surrendered Book Entry Share or Certificate is registered, it shall be a condition of delivery that the Book Entry Share or Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment or delivery shall have paid to the Exchange Agent any transfer and other Taxes required by reason of the delivery of the shares of Green Common Stock and the Cash Consideration to a person other than the registered holder of the Book Entry Share or Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such Tax either has been paid or is not applicable. Until so surrendered, each Book Entry Share and Certificate shall, after the Effective Time, represent for all purposes only the right to receive upon such surrender the applicable shares of Green Common Stock and the Cash Consideration, but shall not entitle its holder or any other person to any rights as a stockholder of Green or shareholder of Blue.

(vi) At the Effective Time, the stock transfer books of Blue shall be closed and thereafter there shall be no further registration of transfers of shares of Blue Common Stock that were outstanding prior to the Effective Time. After the Effective Time, Book Entry Shares and Certificates presented to the Surviving Corporation for transfer shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Section 2.3. The shares of Green Common Stock issued upon the surrender for exchange of Book Entry Shares and Certificates and the payment of the Cash Consideration in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Blue Common Stock formerly represented by such Book Entry Shares and Certificates.

(vii) No dividends or other distributions with respect to Green Common Stock deliverable with respect to the shares of Blue Common Stock shall be paid to the holder of any unsurrendered Book Entry Shares or Certificates until after those Book Entry Shares or Certificates are surrendered as provided in this Section 2.3. After surrender, there shall be delivered and/or paid to the holder of the Green Common Stock delivered in exchange therefor, without interest, (i) (A) at the time of surrender, the dividends or other distributions payable with respect to those shares of Green Common Stock with a record date on or after the date of the Effective Time and a payment date on or prior to the date of this surrender and not previously paid, and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Green Common Stock with a record date on or after the date of the Effective Time but with a payment date subsequent to surrender and (ii) at the time of payment and delivery of such shares of Green Common Stock by the Exchange Agent pursuant to Section 2.3(b)(v), all dividends or other distributions with a record date prior to the Effective Time, that have been declared by Blue with respect to the Blue Common Stock in accordance with Section 6.5(b)(iv) hereof in all respects as well as with the other terms of this Agreement, but that have not been paid on such Blue Common Stock.

(viii) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Green or the Exchange Agent, the posting by the holder of a bond in customary form and amount as indemnity against any claim that may be made with respect to the Certificate and compliance with such other reasonable replacement requirements established by the Exchange Agent, the Exchange Agent shall deliver in exchange for the lost, stolen or destroyed Certificate the applicable shares of Green Common Stock and the Cash Consideration deliverable in respect of the shares of Blue Common Stock represented by the Certificate pursuant to this Section 2.3.

(ix) Notwithstanding anything in this Agreement to the contrary, each of Green, Merger Sub, Blue, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of shares of Blue Common Stock or Blue Stock Awards pursuant to this Agreement any amounts as may be required to be deducted and withheld with respect to the making of this payment under the Code or under any provision of any Tax Law. Blue, the Surviving Corporation and its Subsidiaries shall cooperate with Green in coordinating the deduction and withholding of any Taxes required to be deducted and withheld under applicable Tax Law, including payroll Taxes relating to payments made in respect of Blue Stock Awards. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, Green, Merger Sub, Blue, the Surviving Corporation or the Exchange Agent, as the case may be, shall be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any former holder of shares of Blue Common Stock or Blue Stock Awards, sold this consideration for an amount of cash equal to the fair market value of the consideration at the time of the deemed sale and paid these cash proceeds to the appropriate Governmental Authority.

(c) No Appraisal Rights. There are no appraisal rights available to holders of Blue Common Stock under the Act in connection with the Merger.

Section 2.4 Treatment of Stock Plans.

(a) Each award of restricted Blue Common Stock granted under the Blue Stock Plans that is outstanding and unvested or otherwise subject to forfeiture or other restrictions as of immediately prior to the Effective Time (the “Blue Restricted Shares”), other than those Blue Restricted Shares that vest by their terms upon the consummation of the Merger (which, for the avoidance of doubt, at the Effective Time shall be converted into only the right to receive the Merger Consideration), shall be converted into the right to receive the number of validly-issued restricted shares of Green Common Stock equal to the product (rounded up to the nearest whole number) of the number of such Blue Restricted Shares multiplied by the Equity Exchange Factor, provided, however, that any restricted shares of Green Common Stock received in respect of such Blue Restricted Shares shall be subject to the same terms and conditions (including vesting and forfeiture restrictions) as were applicable to the corresponding Blue Restricted Shares immediately prior to the Effective Time. For the purposes of this Agreement, the “Equity Exchange Factor” shall be the sum of one (1) plus a fraction, the numerator of which is the Cash Consideration and the denominator of which is the Average Blue Stock Price minus the Cash Consideration.

(b) Each award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards granted or deferred under a Blue Stock Plan and relating to shares of Blue Common Stock (any such award, a “Blue Equity Right” and such awards together with the Blue Restricted Shares, the “Blue Stock Awards”) that is outstanding immediately prior to the Effective Time shall cease to relate to or represent a right to receive shares of Blue Common Stock and shall be converted, at the Effective Time, into an award of restricted stock units, performance shares, stock units, phantom stock units or other similar rights or awards, as applicable, relating to shares of Green Common Stock (a “Green Equity Right”) of the same type and on the same terms and conditions as were applicable to the corresponding Blue Equity Right, except as adjusted hereby. The number of shares of Green Common Stock covered by each such Green Equity Right shall be equal in number to the product (rounded up to the nearest whole number) of the number of shares of Blue Common Stock subject to the corresponding Blue Equity Right multiplied by the Equity Exchange Factor.

(c) With respect to any Blue Stock Award that is, immediately prior to the Effective Time, subject to any performance-based vesting or other performance conditions (a “Blue Performance Award”), determination of performance shall be made pursuant to the terms of such Blue Performance Award.

(d) Blue shall take all actions necessary to provide that as of the Effective Time, no participant in the Blue Holdings Corporation 2012 Non-Qualified Employee Stock Purchase Plan (the “Blue ESPP”) will have any right under such plan to purchase or otherwise acquire any shares of Blue Common Stock thereunder and that no further payroll deductions will be made under the Blue ESPP. The Blue ESPP shall terminate as of the Effective Time.

(e) Prior to the Effective Time, Blue shall take all necessary actions for the adjustment of Blue Stock Awards under this Section 2.4 within its power and consistent with the terms of the Blue Stock Awards; provided that such actions shall expressly be conditioned upon the consummation of the Merger and shall be of no effect if this Agreement is terminated. Green shall reserve for issuance a number of shares of Green Common Stock at least equal to the number of shares of Green Common Stock that will be subject to Green Equity Rights as a result of the actions contemplated by this Section 2.4.

Section 2.5 Directors of Green and Blue. As of the Closing, the board of directors of Green shall consist of up to twelve (12) directors of which three (3) shall be directors who were members of the Blue Board immediately prior to the Closing selected by Green and the remainder shall be other directors selected by Green. As of the Closing, at least six (6) directors of Green shall be independent of Green and Green Parent within the meaning of the rules of the NYSE. From and after the Closing, Green will comply with any applicable Law with respect to the composition of its board of directors.

Section 2.6 Adjustments. Without limiting the effect of Section 6.4 and Section 6.5, if, between the date of this Agreement and the Effective Time, the outstanding shares of Green Common Stock (as contemplated to be adjusted by Section 6.17(c)) or Blue Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained in this Agreement (including any exchange ratio) which is based upon the number of shares of Green Common Stock or shares of Blue Common Stock, as the case may be, will be appropriately adjusted to provide to Green Parent and the holders of Blue Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.6 shall be construed to permit or authorize any Party to take, or authorize, any action that is not otherwise authorized or permitted to undertake pursuant to this Agreement.

ARTICLE III

CLOSING

Section 3.1 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to take place at 10:00 a.m. (Eastern Time) at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022 on the second (2nd) Business Day after the satisfaction of the last to be satisfied of the conditions set forth in Article VIII (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver by the Party entitled to waive, if permitted by applicable Law) of those conditions), or at such other location, date and time as Green and Blue shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date”.

ARTICLE IV

MUTUAL REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Except (i) in the case of any representation and warranty made by Blue, (x) as disclosed in the schedule delivered by Blue to Green on the date of this Agreement (the “Blue Disclosure Schedule”), or (y) as disclosed in any Blue SEC Report filed with or furnished to the SEC by Blue between January 1, 2014 and the date hereof or as disclosed in the draft Form 10-K for the fiscal year ended December 31, 2014 made available to Green on February 20, 2015 (the “Blue 2014 Draft Form 10-K”) (other than in any “risk factor” disclosure or any other forward looking statements set forth therein), and (ii) in the case of any representation or warranty made by Green, as disclosed in the schedule delivered by Green to Blue on the date of this Agreement (the “Green Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of a Disclosure Schedule shall be deemed to be disclosure with respect to any other section or subsection of such Disclosure Schedule to which the relevance of such item is reasonably apparent on its face), Blue hereby represents and warrants to Green and Merger Sub, and Green hereby represents and warrants to Blue (each of Blue and Green, in its capacity as the Party making the representations and warranties, the “Representing Party”) as follows:

Section 4.1 Organization and Qualification. The Representing Party is duly organized, validly existing and in good standing under the Laws of the state of its organization and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The Representing Party is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of “good standing”) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of “good standing”) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party.

Section 4.2 No Conflicts; Approvals and Consents. The execution and delivery of this Agreement by the Representing Party does not, and the performance by the Representing Party of its obligations hereunder and the consummation of the Transactions will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any Person any right of payment or reimbursement, termination, revocation, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of the Representing Party or any of its Subsidiaries or Joint Ventures under, any of the terms, conditions or provisions of (A) the respective Charter Documents of the Representing Party or any of its Subsidiaries or Joint Ventures, or (B) subject to the taking of the actions described in Section 5.3 by Blue and the taking of the actions described in Section 5.10 by Green and, in the case of Blue, the obtaining of the Shareholder Approval, (x) any Laws applicable to the Representing Party or any of its Subsidiaries or Joint Ventures or any of their respective assets or properties, other than any Post-Closing Laws, or (y) any Contract, Permit or other instrument to which the Representing Party or any of its Subsidiaries or Joint Ventures is a party or by which the Representing Party or any of its Subsidiaries or Joint Ventures or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party.

Section 4.3 Subsidiaries and Joint Ventures.

(a) Section 4.3(a) of the Disclosure Schedule sets forth a list of all the Representing Party’s Subsidiaries and Joint Ventures, including (i) the name of each such entity and its form and jurisdiction of organization, (ii) a brief description of the principal line or lines of business conducted by each such entity, and (iii) all Equity Securities held by any Person (including the Representing Party) in each such entity. Except (1) as set forth on Section 4.3(a) of the Disclosure Schedule or (2) for Equity Securities acquired after the date of this Agreement without violating any covenant or agreement set forth herein, none of the Representing Party nor any of its Subsidiaries or Joint Ventures directly or indirectly owns any Equity Securities in any Person.

(b) Each of the Representing Party’s Subsidiaries and Joint Ventures is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (to the extent the “good standing” concept is applicable). Each of the Representing Party’s Subsidiaries and Joint Ventures has the requisite power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of the Representing Party and its Subsidiaries and Joint Ventures is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable), except where the failure to be so qualified or in good standing, would not have, individually or in the aggregate, a Material Adverse Effect with respect to the Representing Party.

(c) The Charter Documents of the Representing Party’s Significant Subsidiaries are in full force and effect, and the Representing Party’s Significant Subsidiaries are in compliance with the provisions of their respective Charter Documents in all material respects.

(d) All of the outstanding Equity Securities of the Representing Party’s Significant Subsidiaries (and to the Knowledge of the Representing Party, its other Subsidiaries) and Joint Ventures, (i) are duly authorized, validly issued and fully paid and nonassessable, and (ii) are owned, directly or indirectly, by the Representing Party, free and clear of all Liens (other than Permitted Liens).

(e) There are no outstanding Contracts obligating the Representing Party or any of its Subsidiaries to acquire Equity Securities of any Person. Neither the Representing Party nor any of its Subsidiaries is a party to any Contract that obligates the Representing Party or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Equity Securities of the Representing Party or any of its Subsidiaries or Joint Ventures.

Section 4.4 Absence of Certain Changes or Events. Since December 31, 2014 through the date hereof, each of the Representing Party and its Subsidiaries has conducted its respective businesses in the ordinary course of business in a manner consistent with past practice and there has not been any change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Representing Party. Since December 31, 2014 through and including the date of this Agreement, no action has been taken with respect to the Representing Party or any of its Subsidiaries which, if taken after the date of this Agreement and prior to the Closing would, in respect of Blue, constitute a violation of Section 6.5(b)(i)-(vii), (xi) or (xv) or, in respect of Green, constitute a violation of Section 6.4(b)(i)-(vi), (ix), (xiii) or (xvii).

Section 4.5 No Undisclosed Liabilities. Neither the Representing Party nor any of its Subsidiaries has any Liabilities, other than (a) Liabilities reflected or otherwise reserved against in the Blue Financial Statements (if the Representing Party is Blue) or Green Financial Statements (if the Representing Party is Green), (b) Liabilities arising, permitted or contemplated under this Agreement or incurred in connection with the Transactions, (c) Liabilities incurred since September 30, 2014 in the ordinary course of business consistent with past practice that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Representing Party and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Representing Party.

Section 4.6 Legal Proceedings. Except for Environmental Claims, which are the subject of Section 4.12, as of the date of this Agreement, (i) there are no pending or, to the Knowledge of the Representing Party, threatened, actions, suits, arbitrations or proceedings by or before any Governmental Authority relating to or affecting the Representing Party or any of its Subsidiaries or Joint Ventures or any of their respective assets and properties, nor to the Knowledge of the Representing Party are there any Governmental Authority investigations, inquiries or audits pending or threatened against, relating to or affecting, the Representing Party or any of its Subsidiaries or Joint Ventures or any of their respective assets and properties, that, in each case, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect with respect to the Representing Party, and (ii) none of the Representing Party nor any of its Subsidiaries or Joint

Ventures or any of their respective assets is subject to any order of any Governmental Authority that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Representing Party.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by the Representing Party for inclusion or incorporation by reference in the Proxy Statement or the Form S-4 will, at the date it is first mailed to Blue’s shareholders or on any other date of filing with the SEC, or at the time of the Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that with respect to projected financial information, if any, provided by or on behalf of the Representing Party, the Representing Party represents only that such information was prepared in good faith by management of the Representing Party on the basis of assumptions believed by such management to be reasonable as of the time made.

Section 4.8 Permits; Compliance with Laws and Orders. The Representing Party, together with its Subsidiaries and Joint Ventures, holds all permits, licenses, certificates, notices, franchises, authorizations, approvals and similar consents from Governmental Authorities (“Permits”) necessary or required for the lawful conduct of their respective businesses, except for failures to hold such Permits that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party. The Representing Party and its Subsidiaries and Joint Ventures are, and since January 1, 2012 have been, in compliance with the terms of their Permits, except failures so to comply that, individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party. The Representing Party and its Subsidiaries and Joint Ventures are not, and since January 1, 2012 have not been, in violation of or default under any Law or order of any Governmental Authority, except for such violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party. The above provisions of this Section 4.8 do not relate to matters with respect to Environmental Permits and Environmental Laws, such matters being the subject of Section 4.12.

Section 4.9 Taxes.

(a) Each of the Representing Party and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate. To the Knowledge of the Representing Party, all material Taxes due and owing by the Representing Party and its Subsidiaries (whether or not shown on any Tax Return) have been timely paid.

(b) The most recent financial statements contained in the Blue SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by Blue and its Subsidiaries for all taxable periods through the date of such financial statements, and since such date, neither Blue nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business.

(c) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any income or other material Taxes or income or other material Tax Return of the Representing Party or its Subsidiaries, and, to the Knowledge of the Representing Party, neither the Representing Party nor any of its Subsidiaries has received in the last two (2) years written notice of any claim made by a Governmental Authority in a jurisdiction where the Representing Party or any of its Subsidiaries, as applicable, does not file a Tax Return, that the Representing Party or such Subsidiary is or may be subject to taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed against the Representing Party or any of its Subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.

(d) There are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any income or other material Taxes or deficiencies against the

Representing Party or any of its Subsidiaries, and no power of attorney granted by either the Representing Party or any of its Subsidiaries with respect to any income or other material Taxes is currently in force.

(e) Neither the Representing Party nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes imposed on or with respect to any individual or other Person (other than (i) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business, and (ii) agreements with or among the Representing Party or any of its Subsidiaries), and neither the Representing Party nor any of its Subsidiaries (1) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (or similar state, local or foreign Tax Return) other than the group the common parent of which is the Representing Party or a Subsidiary of the Representing Party, or (2) has any liability for the Taxes of any Person (other than the Representing Party or any of its Subsidiaries) (x) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (y) as a transferee or successor, or otherwise.

(f) There are no material Liens for Taxes (other than Permitted Liens) on the assets of the Representing Party and its Subsidiaries.

(g) Neither the Representing Party nor any of its Subsidiaries (i) has requested or received any ruling related to Taxes from any Governmental Authority, or signed any binding agreement relating to Taxes with any Governmental Authority (including any advance pricing agreement) that reasonably could be expected to have a material impact on the Tax liability of the Representing Party or any of its Subsidiaries in a taxable period (or portion thereof) ending after the Closing Date, or (ii) is currently the beneficiary of any Tax holiday or other Tax reduction or incentive arrangement with any Governmental Authority that is material in nature.

(h) Neither the Representing Party nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof.

(i) Neither the Representing Party nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations promulgated thereunder during any open Tax periods.

(j) Neither the Representing Party nor any of its Subsidiaries will be required to include any material items of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481 of the Code (or any similar provision of Tax Law) or any other change in method of accounting occurring prior to Closing, (ii) closing agreement described in Section 7121 of the Code (or any similar provision of Tax Law) entered into prior to Closing, (iii) installment sale or open transaction disposition occurring prior to Closing, (iv) use of the cash basis method of accounting prior to Closing, (v) election under Section 108(i) of the Code, or (vi) prepaid amount received prior to Closing.

(k) Neither the Representing Party nor any of its Subsidiaries has taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.10 Employee Benefit Plans; ERISA.

(a) Section 4.10(a) of the Disclosure Schedule sets forth an accurate and complete list of each material Employee Benefit Plan. Each of the Representing Party’s Employee Benefit Plans has been established, operated and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws and all contributions required to be made under the terms of any of the Representing Party’s Employee Benefit Plans have been timely made or, if not yet due, have been properly reflected in the Blue Financial Statements (if the Representing Party is Blue) or the Green Financial Statements (if the Representing Party is Green), except, in each case, for instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing

Party. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party, there are no pending, threatened or anticipated claims by or on behalf of any of the Representing Party’s Employee Benefit Plans, by any employee or beneficiary covered thereunder or otherwise involving any of the Representing Party’s Employee Benefit Plans (other than routine claims for benefits).

(b) With respect to each material Employee Benefit Plan, the Representing Party has made available to the other Party, to the extent applicable, accurate and complete copies of (1) the Employee Benefit Plan document, including any material amendments thereto, and all related trust documents, material insurance contracts or other funding vehicles, (2) a written description of such Employee Benefit Plan if such plan is not set forth in a written document, (3) the most recently prepared actuarial report, and (4) all material correspondence to or from any Governmental Authority received in the last three years with respect to any Employee Benefit Plan.

(c) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party, (i) each of the Representing Party’s Employee Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and each trust maintained thereunder is exempt from taxation under Section 501(a) of the Code, and (ii) with respect to any Employee Benefit Plan, neither the Representing Party nor any of its Subsidiaries has engaged in a transaction in connection with which the Representing Party or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) No event has occurred, and there exists no condition or set of circumstances in connection with any of the Representing Party’s Employee Benefit Plans, that has had or would reasonably be expected to have a Material Adverse Effect with respect to the Representing Party.

(e) Except as set forth in Section 4.10(e) of the Disclosure Schedule, none of the execution and delivery of this Agreement, the performance by either party of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former employee, officer, director, consultant or other individual service provider of the Representing Party (collectively with respect to such Representing Party, the “Representing Party Personnel”) to any additional compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other obligation under any Employee Benefit Plan of the Representing Party, (iii) result in any breach or violation of, or default under, or limit the Representing Party’s right to amend, modify or terminate, any Employee Benefit Plan, (iv) result in any forgiveness or extension of indebtedness under or with respect to any Employee Benefit Plan of the Representing Party, or (v) result in an entitlement of any Representing Party Personnel to severance pay, unemployment compensation or any other payment or benefit.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party, as of the date this representation is made or deemed made, there has been no amendment to, announcement relating to, or change in employee participation or coverage under, any Employee Benefit Plan of the Representing Party which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(g) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any Representing Party Personnel who is a “disqualified individual” within the meaning of Section 280G of the Code could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(h) No Employee Benefit Plan of the Representing Party provides for the gross-up of any Taxes imposed by Section 4999 of the Code that could apply in connection with the transactions contemplated by this Agreement.

Section 4.11 Labor Matters. As of the date of this Agreement, there are no disputes, grievances or arbitrations pending or, to the Knowledge of the Representing Party, threatened between any of the Representing Party or any of its Subsidiaries or Joint Ventures, on the one hand, and any trade union or other representatives of its employees, on the other hand, and there is no charge or complaint pending or threatened in writing against the Representing Party or any of its Subsidiaries before the National Labor Relations Board or any similar Governmental Authority, except in each case as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party, and, to the Knowledge of the Representing Party, as of the date of this Agreement, there are no material organizational efforts presently being made involving any of the employees of any of the Representing Party or any of its Subsidiaries or Joint Ventures. Neither the Representing Party nor any of its Subsidiaries is subject to any requirement (contractual or otherwise) to provide employee representation on its board of directors or similar governing body or the board of directors or similar governing body of the other Party following the Closing. The announcement or consummation of the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to any employees of the Representing Party or its Subsidiaries. From December 31, 2010 to the date of this Agreement, there has been no work stoppage, strike, slowdown or lockout by or affecting employees of the Representing Party or any of its Subsidiaries or Joint Ventures except in each case as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party, and as of the date of this Agreement, there is not ongoing any material work stoppage, strike, slowdown or lockout by or affecting employees of the Representing Party or any of its Subsidiaries and, to the Knowledge of the Representing Party, no such action has been threatened. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party: (i) there are no litigations, lawsuits, claims, charges, complaints, arbitrations, actions, investigations or proceedings pending or, to the Knowledge of the Representing Party, threatened between or involving the Representing Party or any of its Subsidiaries or Joint Ventures and any of their respective current or former employees, independent contractors, applicants for employment or classes of the foregoing, (ii) the Representing Party and its Subsidiaries and Joint Ventures are in compliance with all applicable Laws, Contracts and policies respecting employment and employment practices, including, without limitation, all legal requirements respecting terms and conditions of employment, equal opportunity, workplace health and safety, wages and hours, child labor, immigration, discrimination, disability rights or benefits, facility closures and layoffs, workers’ compensation, labor relations, employee leaves and unemployment insurance, and (iii) since January 1, 2010, none of the Representing Party or any of its Subsidiaries or Joint Ventures has engaged in any “plant closing” or “mass layoff,” as defined in the Worker Adjustment Retraining and Notification Act or any comparable state or local Law, without complying with the notice requirements of such Laws.

Section 4.12 Environmental Matters.

(a) Each of the Representing Party, its Subsidiaries and Joint Ventures has been and is in compliance with, and has no Liability arising under, all applicable Environmental Laws, except where the failure to be in such compliance with or any such liability arising under applicable Environmental Laws, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party.

(b) Each of the Representing Party, its Subsidiaries and Joint Ventures has obtained all Environmental Permits necessary for the conduct of their operations as of the date of this Agreement, as applicable, and all such Environmental Permits are validly issued, in full force and effect, and the Representing Party, its Subsidiaries and Joint Ventures are in compliance with all terms and conditions of the Environmental Permits, except where the failure to obtain or comply with such Environmental Permits, or to maintain such Permits in good standing or, where applicable, to timely file a renewal application, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party.

(c) There is no Environmental Claim pending (i) against the Representing Party, or any of its Subsidiaries or Joint Ventures, (ii) against any Person whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by the Representing Party or any of its

Subsidiaries or Joint Ventures, or (iii) against any real or personal property or operations that the Representing Party or any of its Subsidiaries or Joint Ventures owns, leases or manages, in whole or in part, or, to the Knowledge of the Representing Party, formerly owned, leased or managed, in whole or in part, except in each case, for such Environmental Claims that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party.

(d) There have not been any Releases of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against the Representing Party or any of its Subsidiaries or Joint Ventures, in each case, except for such Releases that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party.

Section 4.13 Insurance. Except for failures to maintain insurance or self-insurance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party, each of the Representing Party and its Subsidiaries has been continuously insured with financially responsible insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for companies in the United States conducting the business conducted by the Representing Party and its Subsidiaries. Neither the Representing Party nor any of its Subsidiaries has received any notice of any pending or threatened (or is otherwise aware of any fact or occurrence that would trigger) cancellation, nonrenewal, termination or premium increase with respect to any insurance policy of the Representing Party or any of its Subsidiaries, and all such insurance policies are in full force and effect, except with respect to any cancellation, termination, nonrenewal or premium increase that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Representing Party. Neither the Representing Party nor any of its Subsidiaries has been refused any insurance with respect to its respective business or assets.

Section 4.14 Energy Price Risk Management.

(a) The Representing Party has established risk parameters, limits and guidelines in compliance with the risk management policy (including commodity risk policies) approved by the board of directors of the Representing Party (the Representing Party’s “Risk Management Guidelines”) and monitors compliance by the Representing Party and its Subsidiaries with such energy price risk parameters, limits and guidelines. The Representing Party has made available its Risk Management Guidelines prior to the date of this Agreement.

(b) The Representing Party is in compliance in all material respects with its Risk Management Guidelines. As of the date of this Agreement, except for exceptions approved in accordance with the Representing Party’s Risk Management Guidelines, the Representing Party and its Subsidiaries are operating in compliance with the Representing Party’s Risk Management Guidelines in all material respects and all Derivative Products of the Representing Party or any of its Subsidiaries were entered into in accordance with the Risk Management Guidelines.

(c) Section 4.14(c) of the Disclosure Schedule sets forth the Mark-to-Market Value determined as of the close of business on December 31, 2014, which calculation fairly presents, in all material respects, the Mark-to-Market Value as of such date. As used in this Agreement, the term “Mark-to-Market Value” means, as of any date, the aggregate net amount of any non-cash loss or gain (to the extent the cash impact resulting from such loss or gain has not been realized) attributable to the change since the time the underlying transactions were entered into (with any payments made or received at such time being taken into account in determining such loss or gain) in fair value as of such date of the Derivative Products of the Representing Party and its Subsidiaries or other derivative instruments referred to in Financial Accounting Standards Accounting Standards Codification No. 815—Derivatives and Hedging of the Representing Party and its Subsidiaries (ASC No. 815), in the case of Blue, or IAS 39 – Financial Instruments: Recognition and Measurement, in the case of Green.

Section 4.15 Material Contracts.

(a) For purposes of this Agreement, the term “Representing Party Material Contract” shall mean any Contract to which the Representing Party or any of its Subsidiaries or Joint Ventures (and, in respect of clause

(ii) below, if the Representing Party is Green, any Affiliates of Green to the extent it purports to bind Green or its Subsidiaries or Joint Ventures) is a party or bound by as of the date hereof (and if the Representing Party is Green, a “Green Material Contract”, and if the Representing Party is Blue, a “Blue Material Contract”):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) that (1) purports to limit in any material respect either the type of business in which the Representing Party or any of its Subsidiaries or Joint Ventures (including those Contracts of the Blue Parties that purport to so limit the Green Parties after the Effective Time) or any of their respective Affiliates may engage or the manner or geographic area in which any of them may so engage in any business, (2) would require the disposition of any material assets or line of business of the Representing Party or any of its Subsidiaries or Joint Ventures (including those Contracts of the Blue Parties that so require the Green Parties after the Effective Time) or any of their respective Affiliates as a result of the consummation of the Transactions, (3) is a material Contract that grants “most favored nation” status that, following the Effective Time, would impose obligations upon the Green Parties (including the Blue Parties), (4) prohibits or limits, in any material respect, the right of the Representing Party or any of its Subsidiaries or Joint Ventures (including those Contracts of the Blue Parties that so prohibit or limit any Green Party after the Effective Time) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective Intellectual Property rights, (5) relates to the development, ownership, licensing or use of any Intellectual Property that is material to the operation of the Representing Party or any of its Subsidiaries or Joint Ventures, (6) relates to the operation and maintenance of the information technology systems of the Representing Party or any of its Subsidiaries or Joint Ventures that are material to their respective operation, (7) is with a Governmental Authority (other than ordinary course Contracts with Governmental Authorities), (8) grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any Representing Party or any of its Subsidiaries or Joint Ventures (or, after the Effective Time, any Green Party) to own, operate, lease, provide or receive services, or sell, transfer, pledge, or otherwise dispose of any material amount of its assets or its business, or (9) is approved by FERC as a special or nonconforming Contract or service agreement that deviates from standard tariffs;

(iii) that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $10,000,000 over the life of the Contract (but excluding Contracts for the procurement of gas or electricity the obligations under which are subject to review by, if the Representing Party is Blue, the Connecticut Public Utilities Regulatory Authority or the Massachusetts Department of Public Utilities or, if the Representing Party is Green, the New York Public Service Commission or the Maine Public Utilities Commission), (2) evidences Indebtedness in excess of $10,000,000, (3) guarantees any Indebtedness of a third party that is not, if the Representing Party is Blue, a Blue Party, or if the Representing Party is Green, a Green Party or (4) contains a covenant restricting the payment of dividends;

(iv) that involves the acquisition from another Person or disposition to another Person of any asset (including any entity or business) material to the Representing Party or any of its Subsidiaries or Joint Ventures, taken as a whole; or

(v) that is a lease or sublease of real or personal property requiring payments by or to the Representing Party or any of its Subsidiaries in excess of $250,000 during any fiscal year.

(b) None of the Representing Party, its Subsidiaries or Joint Ventures is in material breach of or material default under the terms of any of its Representing Party Material Contracts and no event has occurred that (with or without notice or lapse of time or both) would result in a material breach or default under any of its Representing Party Material Contracts. To the Knowledge of the Representing Party, no other party to its Representing Party Material Contracts is in material breach of or material default under the terms of any such Representing Party Material Contracts. This Agreement and the Transactions (including the Merger) will not trigger the right by any party to its Representing Party Material Contracts to terminate any such Representing

Party Material Contract. Each of its Representing Party Material Contracts is a valid and binding obligation of the Representing Party, its Subsidiaries or Joint Ventures which is party thereto and, to the Knowledge of the Representing Party, of each other party thereto, and is in full force and effect and enforceable against the Representing Party, its Subsidiaries or Joint Ventures in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles, and except for such failures to be valid and binding, in full force and effect or enforceable that, individually or in the aggregate, do not, and would not reasonably be expected to, materially adversely impair the conduct of the business of the Representing Party and its Subsidiaries, taken as a whole, as presently conducted or materially impair or materially delay the consummation of the Transactions.

(c) Other than any Contract filed as an exhibit to the Blue SEC Reports prior to the date of this Agreement and other than this Agreement, each Representing Party has made available to the other party a true, complete and correct copy of each contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Representing Party or any of its Subsidiaries or Joint Ventures is a party or bound by as of the date hereof.

Section 4.16 Brokers. Except as disclosed in Section 4.16 of the Disclosure Schedule (the “Broker Agreements”), none of the Representing Party or any of its Subsidiaries or Joint Ventures nor any of their respective shareholders, members, directors, officers, employees or affiliates, has incurred or will incur on behalf of any of them any brokerage, finders’, advisory, commission or similar fee in connection with the Transactions.

Section 4.17 Real Property.

(a) Except in any such case as is not, individually or in the aggregate, reasonably likely to materially adversely impair the conduct of the business of the Representing Party and its Subsidiaries, taken as a whole, as presently conducted, the Representing Party or a Subsidiary of the Representing Party has (i) valid title to all material real property owned in fee by the Representing Party or its Subsidiaries (the “Material Owned Real Property”), (ii) valid title to the leasehold estate (as lessee) in all material real property and interests in real property leased or subleased by the Representing Party or its Subsidiaries as lessee or sublessee (the “Material Leased Real Property”), and (iii) valid title to the material real property easements owned by the Representing Party or its Subsidiaries (the “Material Easement Real Property” and, together with the Material Owned Real Property and Material Leased Real Property, the “Material Real Property”), in each case free and clear of all Liens, except Permitted Liens.

(b) Neither the Representing Party nor any of its Subsidiaries is obligated under, or a party to, any option, right of first refusal or other contractual right or obligation to sell, assign or dispose of any Material Owned Real Property, Material Leased Real Property or Material Easement Real Property (or any portion thereof) that, if such sale, assignment or disposition is consummated, would reasonably be expected, individually or in the aggregate, to materially adversely impair the conduct of the business of the Representing Party and its Subsidiaries, taken as a whole, as presently conducted.

(c) Except in any such case as is not, individually or in the aggregate, reasonably likely to materially adversely impair the conduct of the business of the Representing Party and its Subsidiaries, taken as a whole, as presently conducted or materially impair the consummation of the transactions contemplated by this Agreement, (i) each easement or subeasement for Material Easement Real Property (each, an “Easement”) is in full force and effect and is the valid and binding obligation of the Representing Party or its Subsidiaries, enforceable against the Representing Party or its Subsidiaries in accordance with its terms, and to the Knowledge of the Representing Party, the other party or parties thereto, subject to the effect of applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles, (ii) no notices of default under any Easement have been received by the Representing Party or its Subsidiaries that have not been resolved and (iii) to the Knowledge of the Representing Party, no event has occurred which, with notice, lapse of time or both, would constitute a breach or default under any Easement by the Representing Party or its Subsidiaries.

(d) With respect to the Material Real Property, neither the Representing Party nor any of its Subsidiaries has received any written notice of, nor to the Knowledge of the Representing Party does there exist as of the date of this Agreement, any pending, threatened or contemplated condemnation (other than condemnations in connection with municipal road improvement projects, state highway improvement projects or other public transportation projects) or similar proceedings, or any sale or other disposition of any Material Real Property or any part thereof in lieu of condemnation that, individually or in the aggregate, could reasonably be expected to materially adversely impair the conduct of the business of the Representing Party and its Subsidiaries, taken as a whole, as presently conducted or materially impair the consummation of the transactions contemplated by this Agreement. Except in any such case as is not, individually or in the aggregate, reasonably likely to materially adversely impair the conduct of the business of the Representing Party and its Subsidiaries, taken as a whole, as presently conducted, the Representing Party and its Subsidiaries have lawful rights of use and access to all land and other real property rights, subject to Permitted Liens, necessary to conduct their businesses as presently conducted.

Section 4.18 Intellectual Property.

(a) Except as to matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect with respect to the Representing Party: (i) the Representing Party and its Subsidiaries own all right, title and interest in and to the Trademarks and either own all right, title and interest in, or have sufficient rights to use, all Intellectual Property used in its business as presently, or currently contemplated to be, conducted, (ii) to the Knowledge of the Representing Party, the conduct of the Representing Party and its Subsidiaries does not and has not since January 1, 2012 (or earlier, if not currently resolved) infringed or otherwise violated the Intellectual Property rights of any third party, (iii) there is no litigation, opposition, cancellation, proceeding, objection or claim pending, asserted in writing or, to the Representing Party’s Knowledge, threatened against the Representing Party or its Subsidiaries concerning the ownership, validity, registrability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property used by the Representing Party or its Subsidiaries, (iv) to the Representing Party’s Knowledge, no Person is violating any Intellectual Property right that the Representing Party or its Subsidiaries hold exclusively, and (v) the Representing Party and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Representing Party or its Subsidiaries.

(b) Except as to matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect with respect to the Representing Party, to the Knowledge of the Representing Party: (i) the Representing Party and its Subsidiaries have implemented and maintain reasonable backup, security and disaster recovery and business continuity technology, policies and plans that are consistent with industry practices; (ii) the Representing Party and its Subsidiaries take such industry standard measures and other measures as are required by applicable Law and the policies of the Representing Party and its Subsidiaries to ensure the confidentiality of customer financial and other confidential information and that protect against the loss, theft and unauthorized access or disclosure of such information; (iii) the Representing Party and its Subsidiaries are in compliance with the Representing Party’s and its Subsidiaries’ privacy policies; (iv) none of the Representing Party or any of its Subsidiaries has received any written claims, notices or complaints regarding the Representing Party’s or its Subsidiaries’ information handling or security practices or the disclosure, retention, misuse or security of any Personal Information, or alleging a violation of any Person’s privacy, personal or confidentiality rights under any Person’s Privacy Rules and Policies, or otherwise by any Person, including the U.S. Federal Trade Commission, any similar foreign bodies, or any other Governmental Authority and (v) the Representing Party’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology systems operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Representing Party or its Subsidiaries in connection with its business as presently conducted, and have not materially malfunctioned or failed since January 1, 2012, and there have been no unauthorized intrusions or breaches of security with respect to the such information technology systems.

Section 4.19 Anti-Corruption; Anti-Money Laundering.

(a) None of the Representing Party or any of its Affiliates, Subsidiaries or Joint Ventures, or any of their respective Representatives, has since January 1, 2012, directly or indirectly, made, offered, promised, authorized, accepted or agreed to accept, directly or indirectly, any gift, payment, or transfer of any money or anything else of value, including any bribe, rebate, kickback, payoff or other similar unlawful payment, or provided any benefit, to or from anyone, intending that, in consequence, a relevant function or activity should be performed improperly or to reward such improper performance, to any Government Official, (i) for the purpose of (w) influencing any act or decision of that Government Official, (x) inducing that Government Official to do or omit to do any act in violation of his lawful duty, (y) securing any improper advantage, or (z) inducing that Government Official to use his or her influence with a Governmental Authority, (1) to affect or influence any act or decision of any Governmental Authority, or (2) to assist the Representing Party or any of its Affiliates, Subsidiaries or Joint Ventures in obtaining or retaining business with, or directing business to, any Person, or (ii) which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) The Representing Party and its Affiliates, Subsidiaries and Joint Ventures have maintained complete and accurate books and records with respect to payments to any Government Official and any payment to or other expenses involving agents, consultants, representatives, customers, employees and any other third parties acting on behalf of any Blue Party, in each case, in accordance with Anti-Corruption Laws and GAAP.

(c) None of the Representing Party or any of its Affiliates, Subsidiaries or Joint Ventures has either (A) (x) conducted or initiated any review, audit, or internal investigation, or (y) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing Anti-Corruption Laws, in each case with respect to any alleged act or omission arising under or relating to noncompliance with any Anti-Corruption Laws, or (B) received any inquiry, notice, request or citation from any Person alleging noncompliance with any Anti-Corruption Laws.

(d) Each of the Representing Party and its Affiliates, Subsidiaries and Joint Ventures is, and has been since January 1, 2012, in compliance with all applicable anti-money laundering legislation, regulations, rules or orders relating thereto for all other applicable jurisdictions, and maintains adequate internal controls to ensure such compliance.

ARTICLE V

INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF BLUE AND GREEN

Except (i) in the case of any representation and warranty made by Blue, (x) as disclosed in Blue Disclosure Schedule, or (y) as disclosed in any Blue SEC Report filed with or furnished to the SEC by Blue between January 1, 2014 and the date hereof or as disclosed in the Blue 2014 Draft Form 10-K (other than in any “risk factor” disclosure or any other forward looking statements set forth therein), and (ii) in the case of any representation or warranty made by Green, as disclosed in the Green Disclosure Schedule (it being agreed that disclosure of any item in any section or subsection of a Disclosure Schedule shall be deemed to be disclosure with respect to any other section or subsection of such Disclosure Schedule to which the relevant of such item is reasonably apparent on its face), Blue hereby represents and warrants to Green and Merger Sub, in respect of Section 5.1 through Section 5.7, and Green hereby represents and warrants to Blue, in respect of Section 5.8 through Section 5.19:

Section 5.1 Blue Capital Stock.

(a) The authorized capital stock of Blue consists of:

(i) 125,000,000 shares of Blue Common Stock, of which 56,546,266 shares (excluding any unvested Blue Restricted Shares) were outstanding as of the close of business on February 20, 2015; and

(ii) 1,000,000 shares of preferred stock of the par value of $100.00 per share, 4,000,000 shares of preferred stock of the par value of $25.00 per share, and 4,000,000 shares of preference stock of the par value of $25.00 per share, in each case, none of which are outstanding as of the close of business on February 20, 2015.

(b) As of the close of business on February 20, 2015:

(i) no shares of Blue Common Stock were held in the treasury of Blue,

(ii) no shares of Blue Common Stock were subject to outstanding Options granted under the Blue Stock Plans;

(iii) there were 340,131 Blue Restricted Shares outstanding under the Blue Stock Plans;

(iv) there were 166,181 shares of Blue Common Stock subject to stock units or phantom stock units credited to the accounts of the participants in the Blue Deferred Compensation Plans;

(v) there were 511,860 shares of Blue Common Stock subject to outstanding performance share awards under the Blue Stock Plans;

(vi) there were no other shares of Blue Common Stock subject to outstanding Blue Equity Rights; and

(vii) there were no additional shares of Blue Common Stock reserved for issuance pursuant to the Blue Stock Plans. Since February 20, 2015, no shares of Blue Common Stock have been issued and no awards have been granted under the Blue Stock Plans.

(c) Except as disclosed in Section 5.1(b), there are no outstanding subscriptions, options, warrants, rights (including stock appreciation rights), preemptive rights or other Contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument, Contracts or agreement (together, “Options”), obligating any Blue Party to (A) issue or sell any Equity Securities of any Blue Party, (B) grant, extend or enter into any Option with respect thereto, (C) redeem or otherwise acquire any such Equity Securities, or (D) provide any amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person (including any of their respective Subsidiaries). Neither Blue nor any of its Subsidiaries has granted registration rights to any Person.

(d) There are no voting trusts, proxies or other commitments, understandings, restrictions or arrangements to which Blue or any of its Subsidiaries is a party in favor of any Person other than Blue or a Subsidiary wholly-owned, directly or indirectly, by Blue with respect to the voting of or the right to participate in dividends or other earnings on any capital stock or other equity interests of Blue or any Subsidiary of Blue.

(e) Blue is a “holding company” as defined under Section 1262 of the 2005 Act.

(f) No Indebtedness of Blue or any of its Subsidiaries having the right to vote (or which is convertible into or exercisable for Equity Securities having the right to vote) (collectively, “Blue Voting Debt”) on any matters on which the Blue shareholders may vote is issued or outstanding nor are there any outstanding Options obligating Blue or any of its Subsidiaries to issue or sell any Blue Voting Debt or to grant, extend or enter into any Option with respect thereto.

(g) None of the Blue Restricted Shares has been granted since February 20, 2015, except as expressly permitted by this Agreement. All grants of Blue Restricted Shares were validly made and properly approved by the Blue Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of Blue in accordance with GAAP.

(h) No Subsidiary of Blue, and no Joint Venture of Blue, owns any stock in Blue.

Section 5.2 Authority of Blue. Blue has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to obtaining the Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by Blue and the consummation by Blue of the Transactions have been duly and validly adopted and unanimously approved by the Blue Board, the Blue Board has adopted the Agreement and approved and determined that it is in the best interests of Blue for Blue to consummate the Transactions (including the Merger) and resolved to recommend that shareholders of Blue approve the Agreement and to submit the Agreement and the Transactions (including the Merger) to the shareholders of Blue for their approval, and no other corporate proceedings on the part of Blue or its shareholders are necessary or required to authorize the execution, delivery and performance of this Agreement by Blue and the consummation by Blue of the Transactions (including the Merger), other than obtaining the Shareholder Approval. This Agreement has been duly and validly executed and delivered by Blue and, assuming this Agreement constitutes the legal, valid and binding obligation of Green and Merger Sub, constitutes a legal, valid and binding obligation of Blue enforceable against Blue in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles. Blue does not have any “poison pills”, shareholder rights plans or agreements or similar rights in place.

Section 5.3 Blue Required Statutory Approvals. Except for (A) compliance with, and filings under, the HSR Act and the rules and regulations thereunder, (B) the filing with and, to the extent required, the declaration of effectiveness by the SEC of (1) the Proxy Statement, (2) the Form S-4, and (3) such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions, (C) such filings and approvals as may be required under the rules and regulations of the NYSE, (D) compliance with and such filings as may be required by the Act, (E) notices to and filings under, and compliance with all requirements of the Committee on Foreign Investment in the United States (“CFIUS”), pursuant to the Section 721 of the Defense Production Act of 1950 as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988, and as amended by The Foreign Investment National Security Act of 2007 (“Exon-Florio”), (F) approvals required by the Connecticut Public Utilities Regulatory Authority and the Massachusetts Department of Public Utilities, (G) approval required by the FERC, and (H) such other items set forth on Section 5.3 of the Blue Disclosure Schedule (the items set forth above in clauses (A) through (H) collectively, the “Blue Required Statutory Approvals”), no notification, filing or registration, consent, approval, declaration, Permit or authorization to, by or from any Governmental Authority is necessary or required in connection with the execution and delivery of this Agreement by Blue, the performance by Blue of its obligations hereunder or the consummation of the Transactions (including the Merger) by Blue, other than any Post-Closing Law and other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, would not reasonably be expected to have a Blue Material Adverse Effect.

Section 5.4 Blue SEC Reports, Financial Statements and Utility Reports.

(a) Blue and its Subsidiaries have filed or furnished on a timely basis each form, report, schedule, registration statement, registration exemption, if applicable, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by Blue or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act with the SEC (the “Blue SEC Reports”) since January 1, 2012. As of their respective dates, after giving effect to any amendments or supplements thereto prior to the date hereof, the Blue SEC Reports (A) complied in all material respects with the requirements of the Securities Act and the Exchange Act, if applicable, as the case may be, and, to the extent applicable, the Sarbanes-Oxley Act of 2002 (“SOX”), and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the principal executive officer of Blue and the principal financial officer of Blue (or each former principal executive officer of Blue and each former principal financial officer of Blue, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Blue SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Since January 1, 2012, neither Blue nor any of its Subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(c) Each of the audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Blue SEC Reports (the “Blue Financial Statements”) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Blue SEC Report, was prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to the absence of footnotes therein and to normal, recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, material) in all material respects the consolidated financial position of Blue and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of their operations, cash flows and shareholders’ equity for the respective periods then ended.

(d) All filings required to be made by Blue or any of its Subsidiaries since January 1, 2012, under the 2005 Act, the Power Act, the Natural Gas Act of 1938, as amended, and including all regulations promulgated thereunder, the Natural Gas Policy Act of 1978, as amended, and including all regulations promulgated thereunder, and the Communications Act of 1934 have been filed, on a timely basis (taking into account all applicable grace periods), with the SEC, the FERC, the Department of Energy or any other Governmental Authority, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable Laws, individually or in the aggregate, have not had and would not reasonably be expected to have a Blue Material Adverse Effect.

(e) Section 5.4(e) of the Blue Disclosure Schedule sets forth, as of the date of this Agreement, (i) all rate filings pending as of the date of this Agreement related to any Blue Party before the FERC, the Connecticut Public Utilities Regulatory Authority or the Massachusetts Department of Public Utilities and each other material proceeding pending as of the date of this Agreement before the FERC, the Connecticut Public Utilities Regulatory Authority or the Massachusetts Department of Public Utilities relating to any Blue Party (other than those rate filings or other material proceedings of a general or industry-wide nature that also affect other entities engaged in a business similar to that of Blue or its Subsidiaries) and (ii) all tariffs (other than tariffs applicable to utilities generally in any jurisdiction in which any Blue Party operates) filed with respect to, or applicable to, the services provided by any Blue Party, and all agreements to provide service on non-tariff terms (and complete and correct copies of all such tariffs and agreements have been provided to Green). All charges that have been made for service and all related fees have been charged in accordance with the terms and conditions of valid and effective tariffs or valid and enforceable agreements for non-tariff charges and are not subject to refund, except for failures to have made such charges or charged such fees that, individually or in the aggregate, have not had and would not reasonably be expected to have a Blue Material Adverse Effect. Notwithstanding anything to the contrary in this Agreement, any multi-party proceedings and tariffs identified in writing to Green on or before March 11, 2015 that are required to be set forth in Section 5.4(e) of the Blue Disclosure Schedule shall be deemed to have been disclosed in Section 5.4(e) of the Blue Disclosure Schedule for purposes of this Section 5.4(e).

(f) Each of the Blue Parties under the jurisdiction of the FERC, the Connecticut Public Utilities Regulatory Authority or the Massachusetts Department of Public Utilities, is legally entitled to provide services in all areas (i) where it currently provides service to its customers, and (ii) as identified in their respective tariffs, service agreements and other Contracts with its customers, except for failures to be so entitled that, individually or in the aggregate, have not had and would not reasonably be expected to have a Blue Material Adverse Effect.

(g) Blue has designed, established and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting as required by Rules 13a–15 of the Exchange Act. Blue (i) has designed, established and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Blue in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Blue’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Blue’s outside auditors and the audit committee of the Blue Board (x) any and all significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Blue’s ability to record, process, summarize and report financial information and has identified for Blue’s outside auditors and audit committee of the Blue Board any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Blue’s internal control over financial reporting. Except for matters resolved prior to the date hereof, since January 1, 2013 through the date of this Agreement, to the Knowledge of Blue, (A) neither Blue nor any of its Subsidiaries nor any of their respective Representatives has received or otherwise had or obtained Knowledge of any material complaint, allegation or claim (whether written or oral) from any source regarding the accounting, or auditing practices, procedures, methodologies or methods of Blue or its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Blue or any of its Subsidiaries has engaged in questionable accounting, internal accounting controls or auditing matters of Blue or any of its Subsidiaries, and no concerns (whether written or oral) from any of the Blue Parties’ employees regarding questionable accounting or auditing matters have been received by Blue or any of its Subsidiaries, and (B) no attorney representing Blue or any of its Subsidiaries, whether or not employed by any such entity, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Blue, any of its Subsidiaries or any of their respective directors, officers or employees to the General Counsel or Chief Executive Officer of Blue.

(h) Blue is, and since January 1, 2012 has been, in compliance in all material respects with (i) SOX, and (ii) the applicable listing standards and corporate governance rules and regulations of the NYSE.

(i) The most recent financial statements contained in the Blue 2014 Draft Form 10-K reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by Blue and its Subsidiaries for all taxable periods through the date of such financial statements, and since such date, neither Blue nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business.

Section 5.5 Vote Required by Blue. The affirmative vote of the holders of record of at least a majority of the shares of Blue Common Stock (the “Shareholder Approval”) is the only vote of the holders of any class or series of the capital stock of Blue required to approve this Agreement and the Transactions.

Section 5.6 Opinion of Financial Advisors to Blue. The Blue Board has received the opinion, dated on or about the date of this Agreement, of Morgan Stanley & Co. LLC, that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the Merger Consideration to be received by the holders of Blue Common Stock is fair, from a financial point of view, to the holders of Blue Common Stock. A copy of such opinion has been made available to Green or will be made available to Green promptly after the date of this Agreement for informational purposes only.

Section 5.7 Anti-Takeover Provisions Inapplicable to Blue. Subject to the accuracy of Section 5.18, the Transactions are not subject to any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other state antitakeover Laws.

Section 5.8 Green Capital Stock.

(a) Green’s authorized and outstanding capital stock is as set forth in Section 5.8(a) of the Green Disclosure Schedule. All of Green’s issued and outstanding capital stock has been duly authorized, validly issued, fully paid and nonassessable. The Equity Securities set forth in Section 5.8(a) of the Green Disclosure Schedule constitute all of the issued and outstanding Equity Securities of Green. All of the issued and outstanding capital stock of Green is, and immediately prior to the Effective Time will be, owned by Green Parent.

(b) There are no outstanding Options obligating any Green Party to (A) issue or sell any Equity Securities of any Green Party, (B) grant, extend or enter into any Option with respect thereto, (C) redeem or otherwise acquire any such Equity Securities, or (D) provide any amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person (including any of their respective Subsidiaries). Neither Green nor any of its Subsidiaries has granted registration rights to any Person.

(c) No Indebtedness of Green or any of its Subsidiaries having the right to vote (or which are convertible into or exercisable for Equity Securities having the right to vote) (collectively, “Green Voting Debt”) on any matters on which Green’s equityholders may vote are issued or outstanding nor are there any outstanding Options obligating Green or any of its Subsidiaries to issue or sell any Green Voting Debt or to grant, extend or enter into any Option with respect thereto.

(d) The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, no par value per share, all of which are outstanding and have been duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time will be, owned by Green. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other Transactions.

Section 5.9 Authority of Green.

(a) Each of Green and Merger Sub has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Green and Merger Sub and the consummation by Green and Merger Sub of the Transactions (including the Merger) have been duly and validly approved by all necessary corporate action, and no approval or consent of Green Parent or any Affiliate of Green Parent (other than Green, which approval or consent has been obtained) is needed in respect of the execution, delivery and performance of this Agreement by Green and Merger Sub and the consummation by Green and Merger Sub of the Transactions (including the Merger). This Agreement has been duly and validly executed and delivered by Green and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding obligation of Blue, constitutes a legal, valid and binding obligation of Green and Merger Sub enforceable against Green and Merger Sub in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles.

(b) Prior to the Effective Time, Green will have, and will have procured, to the extent applicable, that its Affiliates will have, taken all necessary action to permit Green to issue the number of shares of Green Common Stock required to be issued pursuant to Article II. The Green Common Stock, when issued pursuant to this Agreement or otherwise, will be validly issued, fully paid and nonassessable, and no such issued shares of Green Common Stock will have been issued in violation of any preemptive right of subscription or purchase in respect thereof. Green Common Stock, when issued to holders of Blue Common Stock in connection with the Transactions, will be registered under the Securities Act and Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.

Section 5.10 Green Required Statutory Approvals. Except for (A) compliance with, and filings under, the HSR Act and the rules and regulations thereunder, (B) the filing with and, to the extent required, the declaration of effectiveness by the SEC of (1) the Proxy Statement, (2) the Form S-4, and (3) such reports under the

Exchange Act as may be required in connection with this Agreement and the Transactions, (C) such filings and approvals as may be required under the rules and regulations of the NYSE, (D) compliance with and such filings as may be required by the Act, (E) notices to and filings under, and compliance with all requirements of CFIUS, pursuant to Exon-Florio, (F) approvals required by the Connecticut Public Utilities Regulatory Authority and the Massachusetts Department of Public Utilities, (G) approval required by the FERC, and (H) such other items set forth on Section 5.10 of the Green Disclosure Schedule (the items set forth above in clauses (A) through (H) collectively, the “Green Required Statutory Approvals”), no notification, filing or registration, consent, approval, declaration, Permit or authorization to, by or from any Governmental Authority is necessary or required in connection with the execution and delivery of this Agreement by Green or Merger Sub, the performance by Green or Merger Sub of its respective obligations hereunder or the consummation of the Transactions (including the Merger) by Green or Merger Sub, other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, would not reasonably be expected to have a Green Material Adverse Effect.

Section 5.11 Financial Statements and Utility Reports of Green.

(a) True, correct and complete copies of the audited consolidated statement of financial position as of December 31, 2014 of Green and its Subsidiaries and the audited consolidated statement of profit or loss for the year ended December 31, 2014 of Green and its Subsidiaries, each as prepared in accordance with IFRS consistently applied (collectively referred to as the “Green IFRS Financial Statements”) are set forth on Section 5.11(a) of the Green Disclosure Schedule.

(b) Each of the Green IFRS Financial Statements (i) has been prepared based on the applicable books and records of Green and its Subsidiaries (except as may be indicated in the notes thereto), (ii) has been prepared in accordance with IFRS consistently applied (except as may be indicated in the notes thereto), and (iii) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of Green and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein. Except as disclosed in the Green IFRS Financial Statements, none of Green nor any of its Subsidiaries maintains any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K of the SEC.

(c) True, correct and complete copies of a reconciliation of the Green IFRS Financial Statements to comparable statements prepared in accordance with GAAP, together with a report of Green’s independent accountants thereon, are set forth on Section 5.11(c) of the Green Disclosure Schedule (collectively referred to as the “Green Reconciliation Financial Statements”).

(d) The information provided by Green to its external auditors relating to the Green Reconciliation Financial Statements and the information provided by Green’s external auditors regarding the IFRS and GAAP rules applicable to the Green Reconciliation Financial Statements are true and correct in all material respects. The pro forma GAAP statements reflected in the Green Reconciliation Financial Statements will not differ in any material respect from the Green audited GAAP financial statements as of and for the year ended December 31, 2014 to be included in the Form S-4.

(e) True, correct and complete copies of the audited consolidated statements of income, consolidated statements of comprehensive income, consolidated balance sheets, consolidated statements of cash flows and consolidated statements of changes in equity of Green Networks for the years ended December 31, 2013 and December 31, 2012 (collectively referred to as the “Green Networks Financial Statements” and, collectively with the Green IFRS Financial Statements and the Green Reconciliation Financial Statements, the “Green Financial Statements”) are set forth on Section 5.11(e) of the Green Disclosure Schedule.

(f) Each of the Green Networks Financial Statements (i) has been prepared based on the applicable books and records of Green Networks and its Subsidiaries (except as may be indicated in the notes thereto), (ii) has been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto), and (iii) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of Green Networks and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein. Except as disclosed in the Green Networks Financial Statements, none of Green Networks nor any of its Subsidiaries maintains any “off-balance-sheet arrangement” within the meaning of Item 303 of Regulation S-K of the SEC.

(g) All filings required to be made by Green or any of its Subsidiaries since January 1, 2012 under the 2005 Act, the Power Act, the Natural Gas Act of 1938, as amended, and including all regulations promulgated thereunder, the Natural Gas Policy Act of 1978, as amended, and including all regulations promulgated thereunder, and the Communications Act of 1934 have been filed, on a timely basis (taking into account all applicable grace periods), with the FERC, the Department of Energy or any other Governmental Authority, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable Laws, individually or in the aggregate, have not had and would not reasonably be expected to have a Green Material Adverse Effect.

(h) Section 5.11(h) of the Green Disclosure Schedule sets forth, as of the date of this Agreement, (i) all rate filings pending as of the date of this Agreement related to any Green Party before the FERC, the New York Public Service Commission or the Maine Public Utilities Commission and each other material proceeding pending as of the date of this Agreement before the FERC, the New York Public Service Commission or the Maine Public Utilities Commission relating to any Green Party (other than those rate filings or other material proceedings of a general or industry-wide nature that also affect other entities engaged in a business similar to that of Green or its Subsidiaries), and (ii) all tariffs (other than tariffs applicable to utilities generally in any jurisdiction in which any Green Party operates) filed with respect to, or applicable to, the services provided by any Green Party, and all agreements to provide service on non-tariff terms (and complete and correct copies of all such tariffs and agreements have been provided to Blue), and all charges that have been made for service and all related fees have been charged in accordance with the terms and conditions of valid and effective tariffs or valid and enforceable agreements for non-tariff charges and are not subject to refund, except for failures to have made such charges or charged such fees that, individually or in the aggregate, have not had and would not reasonably be expected to have a Green Material Adverse Effect.

(i) Each of the Green Parties under the jurisdiction of the FERC, the New York Public Service Commission or the Maine Public Utilities Commission is legally entitled to provide services in all areas (i) where it currently provides service to its customers, and (ii) as identified in their respective tariffs, service agreements and other Contracts with its customers, except for failures to be so entitled that, individually or in the aggregate, have not had and would not reasonably be expected to have a Green Material Adverse Effect.

(j) Green has designed, established and maintains a system of internal control over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (or, in the case of the Green IFRS Financial Statements, IFRS) and provide reasonable assurance that all transactions are executed in accordance in all material respects with management’s general or specific authorization, all transactions are recorded as necessary to permit the preparation of the Green Financial Statements in conformity with GAAP (or, in the case of the Green IFRS Financial Statements, IFRS) and fraud is detected and prevented. Except for matters resolved prior to the date hereof, since January 1, 2012 through the date of this Agreement, to the Knowledge of Green, (A) neither Green nor any of its Subsidiaries nor any of their respective Representatives has received or otherwise had or obtained Knowledge of any material complaint, allegation or claim (whether written or oral) from any source regarding the accounting or auditing practices, procedures, methodologies or methods of Green or its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Green or any of its Subsidiaries has engaged in questionable accounting, internal accounting controls or auditing matters of Green or any of its Subsidiaries, and no concerns (whether written or oral) from any of the Green Parties’ employees regarding questionable accounting or auditing matters have been received by Green or any of its Subsidiaries, and (B) no attorney representing Green or any of its Subsidiaries, whether or not employed by any such entity, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Green, any of its Subsidiaries or any of their respective directors, officers or employees to the General Counsel or Chief Executive Officer of Green.

(k) Green has made available to Blue any management letters or other material written communications (including with respect to proposed adjustments) from the auditors to any of Green or any of its Subsidiaries, any officer of any of Green or any of its Subsidiaries or the board of directors (or equivalent body) of any of Green or its Subsidiaries since January 1, 2013, in any case regarding (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect, or to have adversely affected (in more than immaterial respects), Green’s ability to record, process, summarize and report financial information or any material weaknesses in internal control over financial reporting or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Green’s internal control over financial reporting.

(l) The Green Financial Statements reflect, in accordance with GAAP (or, in the case of the Green IFRS Financial Statements, IFRS), an adequate reserve for all Taxes payable by Green and its Subsidiaries for all taxable periods through the date of such Green Financial Statements, and since such date, neither Green nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business.

Section 5.12 Shared Assets and Services. Section 5.12 of the Green Disclosure Schedule contains a list of (i) all assets or properties of Green Parent or any of its Subsidiaries or Joint Ventures (other than Green or any of its Subsidiaries or Joint Ventures) that are used in the business of Green or any of its Subsidiaries or Joint Ventures, (ii) all services that Green or any of its Subsidiaries or Joint Ventures provides to or receives from Green Parent or any of its Subsidiaries or Joint Ventures (other than Green or any of its Subsidiaries or Joint Ventures), and (iii) all Contracts to which Green or any of its Subsidiaries or Joint Ventures, on the one hand, and Green Parent or any of its Subsidiaries or Joint Ventures (other than Green or any of its Subsidiaries or Joint Ventures), on the other hand, are parties, except, in each case, for any such assets, properties and Contracts that are not, individually or in the aggregate, material to the conduct of the business of the Green Parties, taken as whole. The expenses and revenues under each of the Contracts listed on Section 5.12 of the Green Disclosure Schedule are accurately reflected in the Green IFRS Financial Statements included on Section 5.11(a) of the Green Disclosure Schedule.

Section 5.13 Employee Benefit Plans of Green. No Green Employee Benefit Plan is maintained outside the jurisdiction of the United States or covers any employee of Green or any of its Subsidiaries who resides or works outside of the United States. No Controlled Group Liability has been incurred by Green or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Green or its ERISA Affiliates of incurring any such liability, except, in each case, as would not reasonably be expected to result, individually or in the aggregate, in a Green Material Adverse Effect. No purpose of the transactions contemplated by this Agreement is for any of Green Parent or its Affiliates to avoid Liability arising out of Title IV of ERISA.

Section 5.14 Anti-Takeover Provisions Inapplicable to Green. The Transactions are not subject to any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other state antitakeover Laws.

Section 5.15 Organization and Qualification of Merger Sub. Merger Sub is duly organized, validly existing and in good standing under the Laws of the state of its organization and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Merger Sub is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of “good standing”) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of “good standing”) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Green Material Adverse Effect.

Section 5.16 No Conflicts with Respect to Merger Sub; Approvals and Consents of Merger Sub. The execution and delivery of this Agreement by Merger Sub does not, and the performance by Merger Sub of its obligations hereunder and the consummation of the Transactions will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any Person any right of payment or reimbursement, termination, revocation, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Merger Sub under, any of the terms, conditions or provisions of (A) the Charter Documents of Merger Sub, or (B) subject to the taking of the actions described in Section 5.10, (x) any Laws applicable to Merger Sub or any of its assets or properties, or (y) any Contract, Permit or other instrument to which Merger Sub is a party or by which Merger Sub or any of its assets or properties is bound, excluding from the foregoing clauses (x) - (y) such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Green Material Adverse Effect.

Section 5.17 Green Renewables Contracts. Section 5.17 of the Green Disclosure Schedule contains a chart setting forth the project, expiration year and megawatt volume for each contract that purports to bind any Green Party pursuant to which at least 10 megawatts of electric generation capacity of Green Renewables or any of its Subsidiaries or Joint Ventures has been contracted to a counterparty (the “Green Renewables Contracts”), which list is true, complete and correct in all material respects. Green has made available to Blue the annual gross margin for each of the next ten years for the Green Renewables Contracts on an aggregate basis. None of the Green Renewables Contracts contains a provision permitting the counterparty to such contract to reduce the amount of capacity that such counterparty is obligated to pay for or to reduce the capacity charge therefor pursuant to such contract or to terminate such contract for any reason other than due to a material breach by Green Renewables. None of Green Renewables nor any of its Affiliates is in material breach of or material default under the terms of any Green Renewables Contract and as of the date hereof no event has occurred that (with or without notice or lapse of time or both) would result in a material breach or default under any Green Renewables Contract. To the Knowledge of Green, no other party to any Green Renewables Contract is in material breach of or material default under the terms of any such Green Renewables Contract, and no other party to the Green Renewables Contracts has threatened to or is anticipated to reduce the amount of capacity that such counterparty is obligated to pay for or to reduce the capacity charge therefor pursuant to such contract or to terminate any Green Renewables Contract.

Section 5.18 Ownership of Shares. None of Green Parent, Green nor any of their respective Subsidiaries Beneficially Owns any Blue Common Stock.

Section 5.19 Available Funds. Green and Merger Sub have access to, and as of the Effective Time will have available to them, all funds necessary for the payment to the Exchange Agent of the aggregate Cash Consideration, all other amounts to be paid pursuant to Article II, and to satisfy all of their other obligations under this Agreement.

ARTICLE VI

COVENANTS AND AGREEMENTS OF THE PARTIES

Section 6.1 Blue No Solicitation.

(a) Blue shall, and shall cause each of its Subsidiaries and its and their respective officers, directors and employees to, and shall (and shall cause each of its Subsidiaries to) direct and use reasonable best efforts to cause each of Blue’s and its Subsidiaries’ respective investment bankers, accountants, attorneys, financial advisors and other advisors, agents and representatives (collectively, and together with Blue’s and its Subsidiaries’ respective officers, directors and employees, the “Representatives”) to (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, (ii) not solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, offers or the making of any proposal (including by amending or granting any waiver or release under, or failing to enforce, any standstill or similar Contract with respect to any class of capital stock of Blue or any of its Subsidiaries (except to the extent permitted in accordance with the last sentence of this Section 6.1(a))) with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, (iii) not engage in or otherwise participate in any negotiations or discussions regarding, or that could reasonably be expected to lead to, any Acquisition Proposal, (iv) not furnish any nonpublic information regarding Blue or any of its Subsidiaries to any Person (other than Green or Merger Sub) in connection with or in response to any Acquisition Proposal, and (v) not approve, endorse or recommend any Acquisition Proposal except in connection with an Adverse Recommendation Change permitted pursuant to Section 6.1(c). Notwithstanding anything to the contrary in this Section 6.1(a), nothing in this Section 6.1(a) shall prohibit Blue, at any time prior to obtaining the Shareholder Approval, from (x) furnishing nonpublic information regarding Blue or its Subsidiaries to, or entering into or participating in discussions or negotiations with, any Person in response to an unsolicited, written Acquisition Proposal that the Blue Board concludes in good faith, after consultation with its financial advisors and outside counsel, constitutes, or could reasonably be expected to result in, an Acquisition Proposal if (A) the Blue Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal and that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable Law, (B) Blue furnishes any nonpublic information provided to the maker of such Acquisition Proposal only pursuant and subject to an Acceptable Confidentiality Agreement, and (C) Blue promptly (and, in any event, within forty-eight (48) hours) makes available to Green any non-public information concerning Blue or its Subsidiaries that Blue made available to such Person to the extent such information was not previously provided to Green; provided that Blue shall not provide any commercially sensitive non-public information to any competitor in connection with this Section 6.1, other than in accordance with “clean room” or similar procedures designed to limit any adverse effect on the sharing of information on Blue and its Subsidiaries, or (y) failing to enforce, or granting any waiver or release under, any standstill or similar Contract with any Person to the extent the Blue Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, that taking such action could reasonably be expected to result in a possible Superior Proposal and that failing to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable Laws and to the extent such action is necessary to allow such Person to make a confidential proposal to the Blue Board.

(b) Blue shall promptly, and in no event later than twenty-four (24) hours after its receipt (including receipt by any of its Subsidiaries or its or their respective Representatives) of any Acquisition Proposal, or any request for nonpublic information relating to Blue or any of its Subsidiaries in connection with an Acquisition Proposal, advise Green orally and in writing of such Acquisition Proposal or request (including providing the identity of the Person making or submitting such Acquisition Proposal or request), and, (i) if it is in writing, a copy of such Acquisition Proposal and any related draft agreements or other documentation or materials delivered in connection therewith, or (ii) if it is oral, a reasonably detailed summary, including all material terms, thereof. Blue shall keep Green informed on a reasonably prompt basis with respect to any change to the material terms of any such Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change).

(c) Except as otherwise provided in Section 6.1(d) or Section 6.1(e), neither the Blue Board nor any committee thereof may (i) (A) withhold, withdraw, change, qualify or modify in a manner adverse to Green, or publicly propose to withhold, withdraw, change, qualify or modify in a manner adverse to Green, the approval, recommendation or declaration of advisability by the Blue Board or any such committee thereof of this Agreement and the Transactions (the “Board Recommendation”), (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Acquisition Proposal, (C) fail to include the Board Recommendation in the Proxy Statement or (D) resolve, publicly propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Adverse Recommendation Change”), or (ii) (x) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, or, other than an Acceptable Confidentiality Agreement and customary common interest agreement, allow Blue or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to (or would reasonably be expected to) lead to, any

Acquisition Proposal or that would require Blue to abandon, terminate or fail to consummate the Transactions, or (y) resolve, agree or propose to do any of the foregoing.

(d) Notwithstanding anything in this Agreement to the contrary, the Blue Board or any committee thereof may, at any time prior to receipt of the Shareholder Approval, effect an Adverse Recommendation Change in respect of an Acquisition Proposal, if: (i) an Acquisition Proposal is made to Blue, (ii) the Blue Board or applicable committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such offer constitutes a Superior Proposal and that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable Laws, (iii) Blue provides Green five (5) Business Days’ prior written notice of its intention to take and the rationale for such action, which notice shall include the information with respect to such Superior Proposal that is specified in Section 6.1(b) (it being understood that each time any material revision or amendment to the terms of the Acquisition Proposal determined to be a Superior Proposal is made, the five (5) Business Day period shall be extended for additional three (3) Business Days (for the first extension) or two (2) Business Days (for each subsequent extension) after notification of such change to Green), and (iv) at the end of the applicable periods described in clause (iii) (the “Takeover Notice Period”), the Blue Board again makes the determination in good faith, after consultation with its outside legal counsel and financial advisors (and after taking into account any adjustments or modifications proposed by Green during the Takeover Notice Period), that the Acquisition Proposal continues to be a Superior Proposal. Blue agrees that during the Takeover Notice Period, Blue shall negotiate in good faith with Green and its representatives, if requested by Green, regarding any adjustments or modifications to the terms of this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, the Blue Board may, at any time prior to the receipt of the Shareholder Approval, effect an Adverse Recommendation Change in response to any Change first occurring or becoming known to the Blue Board after the execution of this Agreement that materially affects or could reasonably be expected to materially affect (i) the business, assets, liabilities, condition (financial or otherwise) or results of operations of Blue and its Subsidiaries, taken as a whole, or Green and its Subsidiaries, taken as a whole or (ii) the shareholders of Blue (including the benefits of the Merger to Blue or the shareholders of Blue), in either case that (A) is material, individually or in the aggregate with any other such Changes first occurring or becoming known to the Blue Board after the execution of this Agreement and (B) does not involve or relate to an Acquisition Proposal if: (x) Blue provides Green five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include all material information with respect to any such Changes and a reasonably detailed description of the Blue Board’s rationale for such action, and (y) at the end of the five (5) Business Day period described in clause (x), the Blue Board determines in good faith, after consultation with its financial advisors and outside legal counsel (after taking into account any adjustments or modifications to the terms of this Agreement proposed by Green during the period described in clause (x)), that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable Laws. During such five (5) Business Day period described in clause (x), Blue shall negotiate in good faith with Green and its representatives, if requested by Green, regarding any adjustments or modifications to the terms of this Agreement.

(f) [Intentionally Omitted]

(g) Nothing contained in this Section 6.1 or elsewhere in this Agreement shall prohibit Blue or the Blue Board (or any committee thereof), directly or indirectly through its Representatives, from disclosing to Blue’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to Blue’s shareholders if the Blue Board has determined, after consultation with its outside legal counsel, that the failure to do so could reasonably be expected to violate applicable Law; provided, however, that any such disclosure that constitutes an Adverse Recommendation Change shall be subject to the provisions of this Section 6.1 with respect thereto (it being understood and agreed that any disclosure of a position in connection with a tender offer or exchange offer, other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act or a recommendation on Schedule 14D-9 against such tender offer or exchange offer made within ten (10) Business Days after the commencement thereof and in any event at least two (2) Business Days prior to the Shareholder

Meeting, shall be deemed an Adverse Recommendation Change, unless the Blue Board expressly and concurrently reaffirms the Board Recommendation).

(h) The Parties agree that an Adverse Recommendation Change effected in accordance with Section 6.1(d) or Section 6.1(e) shall not in and of itself violate any other provision of this Agreement.

(i) In the event a breach of this Section 6.1 by any Representative of the Blue Parties becomes Known to Blue, Blue shall use its best efforts both to promptly cure, to the extent practicable, any prior breach and to cause such Representative to not commit any additional breaches of this Section 6.1.

(j) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean any bona fide proposal or offer from any Person relating to any (A) direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of assets or businesses of Blue or its Subsidiaries that, in the aggregate, constitute or generate 15% or more of the consolidated net revenue or earnings before interest, taxes, depreciation and amortization (on an estimated current replacement cost basis) for the preceding twelve (12) months of Blue and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of beneficial ownership of 15% or more of any class of Equity Securities (by vote or value) of Blue or any of its Significant Subsidiaries, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning, directly or indirectly, 15% or more of any class of Equity Securities (by vote or value) of Blue or any of its Significant Subsidiaries, (D) merger, consolidation, business combination, asset purchase, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Blue or any of its Significant Subsidiaries pursuant to which any Person (or the stockholders of any Person) would own, directly or indirectly, 15% or more of the total voting power of the Equity Securities of Blue or any of its Significant Subsidiaries or the surviving entity in a merger with Blue or any of its Significant Subsidiaries or the resulting direct or indirect parent of Blue or such surviving entity, or (E) any combination of the foregoing, in each case other than the Transactions.

(ii) “Superior Proposal” means a bona fide written Acquisition Proposal that the Blue Board or committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel (taking into account (x) all relevant legal, financial, conditionality (including whether such Acquisition Proposal is subject to a financing condition), regulatory and other aspects of such Acquisition Proposal and the Merger and the other Transactions deemed in good faith to be relevant by the Blue Board to the consummation of such Acquisition Proposal, (y) the identity of the Person(s) making such Acquisition Proposal, and (z) the likelihood of completion of such Acquisition Proposal) would result in a transaction more favorable to Blue’s shareholders from a financial point of view than the Merger and the other Transactions (taking into account all of the terms of any proposal by Green to amend or modify the terms of the Merger and the other Transactions in response to such proposal or otherwise), except that the references to “15%” in the definition of “Acquisition Proposal” shall each be deemed to be a reference to “50%” and references to “Blue or any of its Significant Subsidiaries” in clauses (B), (C) and (D) of the definition of “Acquisition Proposal” shall be deemed to be references to “Blue”.

Section 6.2 Green No Solicitation. Green shall, and shall cause its Affiliates and Subsidiaries and its and their respective officers, directors and employees to, and shall (and shall cause each of its Affiliates and Subsidiaries to) direct and use reasonable best efforts to cause Green’s Representatives (other than Green’s and its Affiliates’ and Subsidiaries’ respective officers, directors and employees) to immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to, or that could reasonably be expected to lead to, any Green Business Combination. From the date of this Agreement until the earlier of the Closing and the date of termination of this Agreement, Green shall not, shall cause its Affiliates and Subsidiaries and its and their respective officers, directors and employees not to, and shall (and shall cause each of its Affiliates and Subsidiaries to) direct and use reasonable best efforts to cause Green’s Representatives (other than Green’s and its Affiliates’ and Subsidiaries’ respective officers, directors and employees) not to, directly or indirectly, (i) solicit, initiate, endorse, knowingly facilitate or knowingly encourage any Green Business Combination or any inquiries, offers or the making of any proposal with respect to, or that could reasonably be expected to lead to, any Green Business Combination, (ii) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to effect, any Green Business Combination or that would reasonably be expected to cause Green to abandon, terminate or fail to consummate the Transactions, (iii) enter into, initiate, continue, engage in or otherwise participate in any way in any discussions or negotiations regarding, or that could reasonably be expected to lead to, any Green Business Combination, or (iv) agree or propose to do any of the foregoing. As used herein, “Green Business Combination” shall mean (x) any acquisition or purchase, in a single transaction or a series of transactions of all or any material part of the Green Companies (regardless of whether such acquisition or purchase is by means of a sale of assets or a sale of Equity Securities of one or more of the Green Companies or their Subsidiaries), other than the Transactions or (y) any acquisition, purchase or corporate reorganization by the Green Companies or their Affiliates that could reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger. Any act or omission by an Affiliate of Green that would be a violation of this Section 6.2 if taken by Green shall be a breach by Green of this Section 6.2.

Section 6.3 Preparation of the Proxy Statement and Form S-4; Provision of Green Financial Statements; Shareholder Meetings.

(a) As promptly as practicable after the date of this Agreement and in any event within one hundred (100) days of the date of this Agreement, Green shall prepare, and Green shall file with the SEC, a registration statement on Form S-4 to register the offer and sale of the shares of Green Common Stock pursuant to the Merger (together with any supplements or amendments thereto, the “Form S-4”). The Form S-4 will include a proxy statement prepared by Blue and provided for inclusion in the Form S-4 not later than 30 days after the date of this Agreement (together with any supplement or amendment thereto, the “Proxy Statement”) relating to the meeting of Blue’s shareholders to be held for the purpose of obtaining the Shareholder Approval (such meeting, the “Shareholder Meeting”) in accordance and in compliance with the Exchange Act and the rules and regulations thereunder. Each Party shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after the filing of the Form S-4, and promptly thereafter mail the Proxy Statement to Blue’s shareholders. Each of Green and Blue shall also use their respective reasonable best efforts to satisfy prior to the effective date of the Form S-4 all necessary state securities Law or “blue sky” notice requirements in connection with the Merger and the other Transactions. Each of Green and Blue shall promptly supply to the other in writing, for inclusion in the Proxy Statement and Form S-4, all information concerning its respective business required under the Securities Act and the Exchange Act, and the rules and regulations thereunder, to be included in the Proxy Statement and Form S-4; provided that neither Party shall use any such information for any other purpose if doing so would violate or cause the violation of applicable securities Laws. Each of Green and Blue shall furnish all information concerning itself as may reasonably be required in connection with such actions and the preparation of the Form S-4. Each Party agrees to correct promptly any information provided by it for use in the Form S-4 and Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Each of Green and Blue shall notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or Form S-4 or for additional information related to the Proxy Statement or Form S-4 and will promptly supply the other Party with copies of all correspondence between it and its Affiliates or their respective officers, employees, legal advisors or agents, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or Form S-4 or the Transactions. Prior to filing or mailing the Proxy Statement or Form S-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Green and Blue shall liaise and cooperate with the other Party and provide it with a reasonable opportunity to review and comment on such document or proposed response or compliance with any such request. If at any time prior to the Shareholder Meeting (in the case of the Proxy Statement) or the Closing (in the case of the Form S-4), any information relating to any Party or any of its respective Affiliates, directors or officers, should be discovered by such Party which should be set forth in an amendment or supplement to the Proxy Statement or Form S-4, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be prepared, filed with the SEC and disseminated to the shareholders of Blue to the extent required by Law. After all the comments received from the SEC have been cleared by the SEC staff and all information required to be contained in the Proxy Statement or Form S-4 has been included therein by Blue and Green, if applicable, and the Form S-4 has been declared effective, Blue shall promptly file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed (including by electronic delivery if permitted) as promptly as practicable, to its shareholders of record, as of the record date established by the Blue Board pursuant to Section 6.3(b) and set forth in the Proxy Statement.

(b) As promptly as practicable following the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement and declared the Form S-4 effective, unless the Blue Board has effected an Adverse Recommendation Change, Blue shall take all action in accordance with the federal securities Laws, the Act, and Blue’s Charter Documents necessary to establish a record date for, duly call, give notice of, convene and hold the Shareholder Meeting as soon as reasonably practical for purposes of seeking the Shareholder Approval and to solicit proxies pursuant to the Proxy Statement in connection therewith. Blue may adjourn or postpone, and at the request of Green shall adjourn or postpone, the Shareholder Meeting (i) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that it determines in good faith is required by applicable Law to be disseminated to its shareholders, or (ii) if there are insufficient shares of Blue Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholder Meeting; provided, that any adjournment or postponement at the request of Green shall be for not more than fifteen (15) days in the aggregate. Blue shall, through the Blue Board, make the Board Recommendation to Blue’s shareholders and the Board Recommendation shall be set forth in the Proxy Statement, except, in each case, to the extent that the Blue Board shall have made an Adverse Recommendation Change as permitted by Section 6.1(d) or Section 6.1(e).

Section 6.4 Conduct of Green Business Pending Closing.

(a) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 6.4(a) of the Green Disclosure Schedule, or (iii) as approved by Blue (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Green shall, and shall cause each of its Subsidiaries to, and Green shall exercise (and shall cause its Subsidiaries to exercise) any available rights with respect to any of its Joint Venture to cause each such Joint Venture to, (A) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and (B) use its commercially reasonable efforts, consistent with past practice, to keep available the services of its current officers, key employees and consultants, and preserve its current relationships with customers, suppliers and other Persons with whom it has significant business relations as is reasonably necessary to preserve substantially intact its business organization.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 6.4(b) of the Green Disclosure Schedule, or (iii) as approved in writing by Blue (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Green shall not, and shall cause its Subsidiaries not to, do any of the following, and shall exercise (and shall cause its Subsidiaries to exercise) any available rights with respect to its Joint Ventures to cause each such Joint Ventures not to (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under this Section 6.4):

(i) amend its Charter Documents except to conform to Exhibit B;

(ii) issue, sell, pledge, dispose of, grant, deliver, transfer, encumber, or agree, authorize, or commit to the issue, sale pledge, disposition of, grant, delivery, transfer, or encumbrance of, (in each case, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any Equity Securities;

(iii) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, directly or indirectly, any shares of its Equity Securities;

(iv) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Equity Securities, or make any other actual, constructive or deemed distribution in respect of its Equity Securities, except for cash dividends made by any direct or indirect wholly-owned Subsidiary of Green to Green or one of its wholly-owned Subsidiaries;

(v) enter into any agreement with respect to the voting of its capital stock;

(vi) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(vii) (A) incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities in excess of $200,000,000 in the aggregate; provided that any debt so incurred must be voluntarily pre-payable without material premium, penalties or any other material costs, except for (1) debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of this Agreement, (2) loans or advances between Green and any of its direct or indirect Subsidiaries, or between any of its direct or indirect Subsidiaries and (3) any refinancing of long-term or short-term debt of Green or any of its Subsidiaries existing as of the date of this Agreement, provided that if such refinancing is completed prior to maturity, it shall be (i) on substantially similar terms or terms that are more favorable to Green or such Subsidiaries and (ii) for the same or lesser principal amount, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in excess of $40,000,000 in the aggregate, except with respect to obligations of direct or indirect Subsidiaries of Green, (C) make any loans, advances or capital contributions to or investments in any other Person (other than Green or any of its direct or indirect Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of Green or any of its Subsidiaries, or (D) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(viii) authorize or make capital expenditures which are, in the aggregate, greater than 125% of the aggregate amount of capital expenditures scheduled to be made in Green capital expenditure budget for the period indicated as set forth in Section 6.4(b)(viii) of the Green Disclosure Schedule for the items previously budgeted except for (A) capital expenditures (1) to repair damage resulting from insured casualty events or (2) to make emergency repairs or investments required to maintain the safety and reliability of its assets or the continuity of its service in accordance with good utility practices or (B) capital expenditures in response to weather conditions or other emergencies;

(ix) settle any pending or threatened legal proceeding if such settlement exceeds $10,000,000 individually or $60,000,000 in the aggregate, except that (A) the foregoing shall not restrict Green’s ability to enter into settlements (1) in the ordinary course of business consistent with past practice or (2) in respect of any regulatory proceedings (including appeals) that would not reasonably be expected to have a Green Material Adverse Effect and (B) any amount that is reflected or reserved against in the Green Financial Statements in respect of such legal proceeding, or that is offset by insurance proceeds received in respect of such legal proceeding, shall in each case not be counted towards the $10,000,000 or $60,000,000 limitations set forth above;

(x) except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles, policies, procedures or practices used by it or any annual Tax accounting period;

(xi) except as may be required as a result of a change in applicable Law or in GAAP, other than in the ordinary course of business consistent with past practice, (A) make, revoke, change or rescind any material Tax election, (B) file or amend any income or other material Tax Return or claim for refund except to the extent otherwise required by Law, or (C) (1) enter into any closing agreement affecting any material Tax liability or refund or (2) settle or compromise any material Tax liability or refund;

(xii) take, or omit to take, any action that would prevent or impede, or would reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xiii) other than in the ordinary course of business consistent with past practice, (A) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or assets thereof in excess of $20,000,000 individually or $60,000,000 in the aggregate, or (B) sell, transfer, lease, license or otherwise dispose of any of its properties or assets, which are material to the Green Parties, taken as a whole;

(xiv) other than in the ordinary course of business consistent with past practice, enter into any Contract for the lease or purchase of real property or modify the terms of any lease or sublease for Material Leased Real Property (each, a “Real Property Lease”) of Green or any of its Subsidiaries;

(xv) fail to use its commercially reasonable efforts to maintain, in full force without interruption, its present insurance policies or comparable insurance coverage;

(xvi) other than as required by any Governmental Authority or in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect any Green Material Contract;

(xvii) enter into, amend, extend, renew or modify any Contract or transaction to which Green or any of its Subsidiaries or Joint Ventures, on the one hand, and Green Parent or any of its Subsidiaries or Joint Ventures (other than Green or any of its Subsidiaries or Joint Ventures), on the other hand, are parties, on other than an arm’s length basis; or

(xviii) enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 6.4(b).

(c) Prior to making any written or oral communications to the directors, officers or employees of Blue or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Green shall provide Blue with a copy of the intended communication, Blue shall have a reasonable period of time to review and comment on the communication, and Green shall consider any such comments in good faith.

(d) Notwithstanding the foregoing, nothing in this Agreement is intended to give Blue, directly or indirectly, the right to control or direct the business or operations of any Green Party at any time prior to the Effective Time. Prior to the Effective Time, the Green Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own businesses and operations.

Section 6.5 Conduct of Blue Business Pending Closing.

(a) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 6.5(a) of the Blue Disclosure Schedule, or (iii) as approved by Green (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Blue shall, and shall cause each of its Subsidiaries to, and Blue shall exercise (and shall cause its Subsidiaries to exercise) any available rights with respect to its Joint Ventures to cause each such Joint

Venture to, (A) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and (B) use its commercially reasonable efforts, consistent with past practice, to keep available the services of its current officers, key employees and consultants, and preserve its current relationships with customers, suppliers and other Persons with whom it has significant business relations as is reasonably necessary to preserve substantially intact its business organization.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 6.5(b) of the Blue Disclosure Schedule, or (iii) as approved in writing by Green (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Blue shall not, and shall cause its Subsidiaries not to, do any of the following and shall exercise (and shall cause its Subsidiaries to exercise) any available rights with respect to its Joint Ventures to cause each such Joint Venture not to (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under this Section 6.5):

(i) amend its Charter Documents;

(ii) issue, sell, pledge, dispose of, grant, deliver, transfer, encumber, or agree, authorize, or commit to the issue, sale pledge, disposition of, grant, delivery, transfer, or encumbrance of, (in each case, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any Equity Securities;

(iii) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, directly or indirectly, any shares of its Equity Securities;

(iv) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any Equity Securities, or make any other actual, constructive or deemed distribution in respect of its Equity Securities, except for (A) cash dividends made by any direct or indirect wholly-owned Subsidiary of Blue to Blue or one of its wholly-owned Subsidiaries and (B) regular quarterly dividends in the same amounts as the regular quarterly dividends paid in 2014 and with record dates and payment dates consistent with the record date and payment date for each quarterly period ended December 31, 2014;

(v) enter into any agreement with respect to the voting of its capital stock;

(vi) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(vii) (A) incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities in excess of $50,000,000 in the aggregate; provided that any debt so incurred must be voluntarily pre-payable without material premium, penalties or any other material costs, except for (1) debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of this Agreement, (2) loans or advances between Blue and any of its direct or indirect Subsidiaries, or between any of its direct or indirect Subsidiaries and (3) any refinancing of long-term or short-term debt of Blue or any of its Subsidiaries existing as of the date of this Agreement, provided that if such refinancing is completed prior to maturity, it shall be (i) on substantially similar terms or terms that are more favorable to Blue or such Subsidiaries, (ii) for the same or lesser principal amount and (iii) prepayable by Blue or such Subsidiaries without a premium or penalty amount greater than the premium or penalty associated with the debt that is being refinanced, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in excess of $10,000,000 in the aggregate, except with respect to obligations of direct or indirect Subsidiaries of Blue, (C) make any loans, advances or capital contributions to or investments in any other Person (other than Blue or any of its direct or indirect Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of Blue or any of its Subsidiaries, or (D) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(viii) authorize or make capital expenditures which are, in the aggregate, greater than 125% of the aggregate amount of capital expenditures scheduled to be made in Blue’s capital expenditure budget for the period indicated as set forth in Section 6.5(b)(viii) of the Blue Disclosure Schedule for the items previously budgeted except for (A) capital expenditures (1) to repair damage resulting from insured casualty events or (2) to make emergency repairs or investments required to maintain the safety and reliability of its assets or the continuity of its service in accordance with good utility practices or (B) capital expenditures in response to weather conditions or other emergencies;

(ix) (A) increase in any respect the compensation, bonus or fringe benefits of any director, officer or employee of Blue or any of its Subsidiaries, other than (1) as required by any collective bargaining agreement or Blue Employee Benefit Plan or applicable Law, (2) increases in salaries, wages and bonuses of any director, officer or employee made in the ordinary course of business consistent with past practice, and (3) changes made in the ordinary course of business consistent with past practice to group employee benefit plans that do not discriminate in favor of executive level employees, or (B) enter into, adopt, renew or amend any Blue Employee Benefit Plan (other than a renewal occurring in accordance with the terms thereof) providing for the payment to any director, officer or employee compensation or benefits contingent, or the terms of which are materially altered, upon or in connection with the Merger;

(x) other than as required by Law or any collective bargaining agreement or pursuant to any Blue Employee Benefit Plan in existence on the date hereof or entered into after the date hereof to the extent expressly permitted by the terms of this Agreement, (A) pay any benefit not provided for under any Blue Employee Benefit Plan, except for payments and benefits provided to non-executive level employees in the ordinary course of business consistent with past practice, (B) take any action to fund or in any other way secure the payment of compensation or benefits under any Blue Employee Benefit Plan, (C) except in the ordinary course of business consistent with past practice with respect to non-executive level employees, exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Blue Employee Benefit Plan, (D) enter into or adopt any new employee benefit plan or arrangement or amend, modify or terminate (except as may be required (i) to avoid the imposition of any tax or penalty under Section 409A of the Code or (ii) by applicable Tax qualification requirements) any existing Blue Employee Benefit Plan, except in the case of this clause (D) in the ordinary course of business consistent with past practice with respect to employee benefit plans that either do not apply to executive level employees or that are broad based group benefit plans that do not discriminate in favor of executive level employees, (E) enter into or amend collective bargaining agreements with existing collective bargaining representatives or newly certified bargaining units regarding mandatory subjects of bargaining under applicable Law, in each case in a manner inconsistent with past practice to the extent permitted by Law (F) grant the right to receive any severance, termination or retention pay, or increases therein, except for severance or termination pay that may be agreed to be provided in the ordinary course of business consistent with past practice to terminating employees who are not executive level employees in exchange for a release of claims or (G) pay any benefit or grant, amend or modify any award, including in respect of stock options or other equity-related award, in each case described in subclauses (A) through (G) above for the benefit of any current or former director, officer or employee of Blue or any of its Subsidiaries;

(xi) settle any pending or threatened legal proceeding if such settlement exceeds $2,500,000 individually or $15,000,000 in the aggregate, except that (A) the foregoing shall not restrict Blue’s ability to enter into settlements (1) in the ordinary course of business consistent with past practice or (2) in respect of any regulatory proceedings (including appeals) that would not reasonably be expected to have a Blue Material Adverse Effect and (B) any amount that is reflected or reserved against in the Blue Financial Statements in respect of such legal proceeding, or that is offset by insurance proceeds received in respect of such legal proceeding, shall in each case not be counted towards the $2,500,000 or $15,000,000 limitations set forth above;

(xii) except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles, policies, procedures or practices used by it or any annual Tax accounting period;

(xiii) except as may be required as a result of a change in applicable Law or in GAAP, other than in the ordinary course of business consistent with past practice, (A) make, revoke, change or rescind any material Tax election, (B) file or amend any income or other material Tax Return or claim for refund except to the extent otherwise required by Law, or (C) (1) enter into any closing agreement affecting any material Tax liability or refund or (2) settle or compromise any material Tax liability or refund;

(xiv) take, or omit to take, any action that would prevent or impede, or would reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xv) other than in the ordinary course of business consistent with past practice, (A) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or assets thereof in excess of $5,000,000 individually or $15,000,000 in the aggregate, or (B) sell, transfer, lease, license or otherwise dispose of any of its properties or assets, which are material to the Blue Parties, taken as a whole;

(xvi) other than in the ordinary course of business consistent with past practice, enter into any Contract for the lease or purchase of real property or modify the terms of any Real Property Lease of Blue or any of its Subsidiaries;

(xvii) fail to use its commercially reasonable efforts to maintain, in full force without interruption, its present insurance policies or comparable insurance coverage;

(xviii) other than (A) as required by any Governmental Authority, (B) Contracts implementing any requirement of Law or the outcome of any regulatory proceeding or (C) in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect any Blue Material Contract; or

(xix) enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 6.5(b).

(c) Prior to making any written or oral communications to the directors, officers or employees of Blue or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Blue shall provide Green with a copy of the intended communication, Green shall have a reasonable period of time to review and comment on the communication, and Blue shall consider any such comments in good faith.

(d) Notwithstanding the foregoing, nothing in this Agreement is intended to give Green, directly or indirectly, the right to control or direct the business or operations of the Blue Parties at any time prior to the Effective Time. Prior to the Effective Time, the Blue Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own businesses and operations.

Section 6.6 Employee Benefits.

(a) Green agrees that each employee of Blue or its Subsidiaries at the Effective Time shall, as of the Effective Time, be an employee of Green or its Subsidiaries and each such employee who continues to remain employed with Green or its Subsidiaries (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending twelve (12) months after the Effective Time (and for so long as such Continuing Employee remains employed with Green or its Subsidiaries), be provided with (1) base salary or base wage that is no less favorable than the base salary or base wage provided by Blue and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (2) target annual cash bonus and long-term incentive opportunities that are no less favorable in the aggregate than the target annual cash bonus and long-term incentive opportunities provided by Blue and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time (it being understood that long-term incentive opportunities need not be provided in the form of equity or equity-based grants), (3) defined contribution retirement, pension and vacation and other welfare benefits that are no less favorable in the aggregate than those provided by Blue and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time and (4) severance benefits that are no less favorable than the severance benefits provided by Blue and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time, subject in each case to the execution by a severed employee of a standard release of claims; provided, however, that the requirements of clauses (1) through (4) of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement.

(b) Green shall, or shall cause the Surviving Corporation or another of Green’s Affiliates to, (1) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Green or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (2) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (3) give each Continuing Employee service credit for such Continuing Employee’s employment with Blue and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Green benefit plan that corresponds to or replaces a Blue Employee Benefit Plan in which such Continuing Employee participated prior to the Effective Time, as if such service had been performed with Green and its Subsidiaries, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) Green shall, or shall cause the Surviving Corporation or another of Green’s Affiliates to, honor all employee benefit obligations to current and former employees under the Blue Employee Benefit Plans, in each case subject to the terms and conditions of such plans as they may be amended, modified or terminated from time to time in accordance with their terms, provided, however, for the avoidance of doubt, that no such amendments, modifications or terminations shall reduce or otherwise impact Green’s obligations pursuant to Section 6.6(a) hereof.

(d) Nothing contained in this Agreement is intended to (1) be treated as an amendment of any particular Blue Employee Benefit Plan, (2) prevent Green, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms, (3) prevent Green, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (4) create any third-party beneficiary rights in any employee of Blue or Green or any of their respective Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any employee of Blue and its Subsidiaries by Blue or any Continuing Employee by Green, the Surviving Corporation or any of their Affiliates or under any benefit plan which Green, the Surviving Corporation or any of their Affiliates may maintain.

Section 6.7 Notification. Between the date of this Agreement and the Closing, each of Green and Blue shall promptly notify the other Party if such Party becomes aware of any event, fact or circumstance that would make the satisfaction of the conditions in Article VIII impossible or unlikely. This Section 6.7 and any notification provided pursuant hereto shall not modify or limit in any way the Parties rights or remedies under Article IV, Article V, Article VIII or Article IX.

Section 6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Blue shall afford Green and its financial advisors, business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of Blue and Green shall afford Blue and its financial advisors, business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, upon reasonable notice, to the books and records and personnel of Green; provided, however, that the Party providing access may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires such Party to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege other privilege applicable to such documents or information (in which event the Parties shall negotiate in good faith to seek alternative means to disclose such information as nearly as possible without affecting such attorney-client or such other privilege, including entry into a joint defense agreement), or (iii) access to a Contract to which such Party or any of its Subsidiaries is a Party or otherwise bound would violate or cause a default under, or give a third party the right terminate or accelerate the rights under, such Contract; provided, further, that such access shall be under the supervision of the designated personnel or representatives of the Party providing access (provided that no such supervision shall restrict or limit the scope and extent of rights of a Party pursuant to this Section 6.8); provided, further, that, to the extent practicable, all requests for information made pursuant to this Section 6.8 shall be directed to such Person or Persons as may be designated by the Party providing access, and the Party seeking access shall use its commercially reasonable efforts not to directly contact any other officer, director, employee, agent or representative of the Party providing access without the prior approval of such designated Person(s); and provided further, that no information or knowledge obtained by the Party requesting access in any investigation conducted pursuant to the access contemplated by this Section 6.8 shall affect or be deemed to modify any representation or warranty of the Party providing access set forth in this Agreement or otherwise impair the rights and remedies available to the Party requesting access hereunder. In the event that a Party does not provide access or information in reliance on the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to the Party requesting access in a way that would not violate the applicable Law or Contract or to waive such a privilege. Any investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Party providing access or any of its Subsidiaries or create a risk of damage or destruction to any property or assets of such Party or any of its Subsidiaries. Any access to the properties of the Party providing access or any of its Subsidiaries shall be subject to such Party’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing without the such Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by any Party or any of its financial advisors, business consultants, legal counsel, accountants and other agents and representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. The Party providing access shall reimburse the Party seeking access promptly for any reasonable out-of-pocket expenses incurred by the Party seeking access in complying with any request by or on behalf of the Party seeking access in connection with this Section 6.8.

Section 6.9 Regulatory Approvals; Reasonable Best Efforts.

(a) Regulatory Approvals. Each Party shall cooperate and promptly prepare and file all necessary documentation to effect all necessary applications, notices, petitions and filings, and shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things in order to, (i) obtain all approvals and authorizations of all Governmental Authorities necessary or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions, including the Blue Required Statutory Approvals and the Green Required Statutory Approvals, (ii) make all registrations and filings, and thereafter, make any other required registrations, filings or submissions, and pay any fees due in connection therewith, with any Governmental Authority necessary in connection with the consummation of the transactions contemplated by this Agreement, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (iv) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable order with respect thereto, and (v) execute and deliver any additional agreements or instruments reasonably necessary to consummate the transactions contemplated by this Agreement.

(b) Reasonable Best Efforts. In furtherance of the obligations set forth in Section 6.9(a), each of Green and Blue agrees that it will use its reasonable best efforts to take (and to cause its Subsidiaries and Affiliates to take) promptly any and all steps reasonably necessary, proper or advisable to obtain all approvals and authorizations of all Governmental Authorities necessary or advisable to consummate and make effective the Merger and the other Transactions, including the Blue Required Statutory Approvals and Green Required Statutory Approvals so as to enable the Parties to close the Transactions as promptly as reasonably practicable, including, if necessary, by proposing, negotiating, committing to and implementing, by way of operational restriction, consent decree, hold separate order, divestiture, undertaking or otherwise, all terms, conditions, liabilities, obligations, commitments, sanctions or undertakings in respect of Blue, Green and their respective Affiliates; provided that neither Blue nor any of its Subsidiaries shall agree to, or accept, any additional or different undertakings, agreements, commitments or conditions in connection with the Transactions pursuant to any settlement, negotiation, litigated proceeding or otherwise with any Person with respect to obtaining the Blue Required Statutory Approvals and/or the Green Required Statutory Approvals or any other approvals or authorizations described in the foregoing sentence without the prior written consent of Green. Without limiting the generality of the preceding sentences and subject thereto, Green and Blue shall file as promptly as practicable a joint voluntary notice in respect of the transactions contemplated hereby under Exon-Florio. Notwithstanding the obligations set forth in Section 6.9(a) and this Section 6.9(b): (1) Green and Blue shall not be required, in connection with obtaining any Blue Required Statutory Approvals or Green Required Statutory Approvals, to agree or consent to or accept any terms, conditions, liabilities, obligations, commitments, sanctions or undertakings as a condition to obtaining the Blue Required Statutory Approvals and the Green Required Statutory Approvals that, individually or in the aggregate, and taking into account any positive effects, would have, or be reasonably likely to have, a material and adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of a business that is 150% the size of, but otherwise identical to, Blue and its Subsidiaries, taken as a whole (a “Burdensome Effect”). Nothing in Section 6.9(a) or this Section 6.9(b) shall obligate Green or Blue or any of their respective Subsidiaries to take any action or agree to any commitment that is not conditioned on the Closing.

(c) Notwithstanding anything to the contrary in this Agreement, no Party, directly or indirectly through one or more of its Affiliates, shall take any action, including acquiring or making any investment in any person or any division or assets thereof, that would reasonably be expected to prevent, materially impair or materially delay the ability of the Parties to consummate the Merger and the other Transactions. Any act or omission by an Affiliate of Green or Blue that would be a violation of this Section 6.9(c) if taken by Green or Blue shall be a breach of this Section 6.9(c) by Green or Blue, respectively.

(d) Unless prohibited by applicable Law or by the applicable Governmental Authority, (i) to the extent reasonably practicable, neither Green nor Blue shall participate in or attend any meeting, or engage in any substantive discussion with any Governmental Authority (including any member of any Governmental Authority’s staff) in respect of this Agreement, the Merger or the other Transactions (including with respect to any of the actions referred to in Section 6.9(a) or, Section 6.9(b)) without providing prior notice of any such meeting or discussion to the other, (ii) in the event a Party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such discussion, the other Party shall keep such Party reasonably and promptly apprised with respect thereto, (iii) the Parties shall cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Merger or the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority, and (iv) to the extent reasonably practicable, each Party shall provide the other Party copies of all correspondence, filings and communications between it and its Subsidiaries and Affiliates and their respective representatives, on the one hand, and any Governmental Authority (including any member of any Governmental Authority’s staff), on the other hand, with respect to this Agreement, the Merger or the other Transactions; provided that neither Party shall not be under an obligation to disclose confidential information with respect to its Affiliates to the other Party.

Section 6.10 State Anti-Takeover Statutes. Without limiting anything contain in this Agreement, each of Blue and Green shall (i) take all action within its power to ensure that no state anti-takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the other Transactions, and (ii) if any state anti-takeover statute or similar statute or regulation becomes applicable to this

Agreement, the Merger or any of the other Transactions, take all action within its power to ensure that the Merger and the other Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other Transactions.

Section 6.11 Public Announcements. The mutual announcement of the Agreement and the Transactions shall be as agreed by Blue and Green and substantially in the form attached as Exhibit A to this Agreement. Green and Blue will consult with each other before issuing, and will provide each other reasonable opportunity to review, comment upon and concur with, any other press release or otherwise making any public statements with respect to this Agreement or the Transactions, and shall not issue any such press release or make any such written public statement prior obtaining the other Party’s written approval (which approval shall not be unreasonably withheld, conditioned or delayed), except (a) as the Parties or their respective Affiliates may be required, at the advice of counsel, to do by applicable Law, court order or by obligations pursuant to any listing agreement with any national securities exchange (in which case such party will, to the extent practicable, promptly inform the other Parties in writing in advance of such compelled disclosure), (b) with respect to any Adverse Recommendation Change, and (c) as is consistent with previous press releases, public disclosures or public statements made jointly by the Parties or otherwise in a manner consistent with this Section 6.11; provided, that, in each such case, to the extent practicable, the Party intending to make such release shall use its reasonable best efforts consistent with applicable Law to consult with the other Party in advance of such release with respect to the text thereof.

Section 6.12 Listing Application. Green shall prepare and submit to the NYSE a listing application covering the Green Common Stock to be issued pursuant to this Agreement. Each of Green and Blue shall furnish all information concerning itself as may reasonably be required in connection with such actions and the preparation of the listing application; provided, that neither Party shall use any such information for any other purpose without the prior written consent of the other Party or if doing so would violate or cause a violation of United States other applicable securities Laws. Green shall use its reasonable best efforts to cause the Green Common Stock to be issued pursuant to this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 6.13 Directors and Officers.

(a) From and after the Effective Time, each of Green and the Surviving Corporation agrees that all rights to indemnification and exculpation now existing in favor of any current or former director or officer, or individuals performing equivalent functions, of Blue or any of its Subsidiaries with respect to their activities as such prior to the Closing Date, as provided in Blue’s Charter Documents in effect on the date of this Agreement and under Connecticut law, shall survive the Closing and each of Green and the Surviving Corporation agrees that it will indemnify and hold harmless each present and former director and officer of Blue or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Blue would have been permitted under the Laws of the State of Connecticut and its certificate of incorporation or by-laws in effect on the date of this Agreement to indemnify such Person (and Green or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); and provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the Laws of the State of Connecticut and Blue’s certificate of incorporation and by-laws shall be made by independent counsel selected by the Surviving Corporation.

(b) Prior to the Effective Time, Blue shall and, if Blue is unable to, Green shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as Blue’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as Blue’s policies existing on the date of this Agreement with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall Blue or Green expend for such policies a premium amount in excess of 250% of the annual premiums currently paid by Blue for such insurance. If Blue and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Green shall cause the Surviving Corporation to, maintain in effect for a period of not less than six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in Blue’s policies existing as of the date of this Agreement, or the Surviving Corporation shall, and Green shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six (6)-year period with benefits and levels of coverage at least as favorable as provided in Blue’s policies existing as of the date of this Agreement; provided, however, that in no event shall Green or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 250% of the annual premiums currently paid by Blue for such insurance; and, provided further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Green or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Green or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.13.

(d) The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs, executors or administrators.

(e) The rights of the Indemnified Parties under this Section 6.13 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of Blue or any of its Subsidiaries, or under any applicable Contracts or Laws.

Section 6.14 Further Assistance.

(a) From and after the date of this Agreement until the Closing, subject to the conditions and limitations and upon the terms of this Agreement, each Party shall use reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law to carry out the intent and purposes of this Agreement, to fulfill and satisfy each condition within the control of such Party and to consummate and make effective the Transactions. Without limiting the generality of the foregoing, subject to the conditions and limitations and upon the terms of this Agreement, each Party shall reasonably cooperate with the other Parties, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by the other Parties to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder).

(b) As promptly as practicable after the date of this Agreement, Green and Blue shall establish a transition committee (the “Transition Committee”) consisting of two (2) representatives designated by each of Green and Blue. The activities of the Transition Committee shall include the development of regulatory plans and proposals, the facilitation of the transfer of information between the parties and other matters as the

Transition Committee deems appropriate. At all times after the date of this Agreement until the Effective Time (or the earlier termination of this Agreement as provided in Article IX), there shall be two (2) representatives of Green on the Transition Committee that shall be designated by Green as the primary contact person for Blue at Green (the “Green Contact”) and two (2) representatives of Blue on the Transition Committee that shall be designated by Blue as the primary contact person for Green at Blue (the “Blue Contact”). In the event that either Green or Blue elects to request that the other consent to any action or matter involving such Party or any of its Subsidiaries or Joint Ventures as is contemplated by Section 6.4 or Section 6.5, as applicable, the Parties shall make all such requests to the Green Contacts or the Blue Contacts, as applicable, and each Party agrees that it will use its reasonable best efforts to cause its respective contact to respond as promptly as practicable to any such request, taking into account the nature of the request, the circumstances under which the request is made and the timing indicated in the request. The Green Contacts shall initially be Ignacio Estella and Juan Romero (and may be changed by Green from time to time by written notice from Green to Blue) and the Blue Contacts shall initially be Richard Nicholas and Linda Randell (and may be changed by Blue from time to time by written notice from Blue to Green).

Section 6.15 Transaction Litigation. In the event that any shareholder litigation related to this Agreement, the Merger or the other Transactions is brought, or to Blue’s Knowledge, threatened, against Blue and/or the members of the Blue Board after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), Blue shall promptly notify Green of any such Transaction Litigation and shall give Green the opportunity to participate in the defense or settlement thereof. Blue shall not settle any Transaction Litigation without Green’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), except if such Transaction Litigation is settled solely for monetary damages entirely paid for with proceeds of insurance (other than the deductible under any insurance policy(ies) in effect as of the date of this Agreement).

Section 6.16 Confidentiality Agreement. The Confidentiality Agreement shall continue and remain in full force and effect until the Closing, upon which such agreement shall expire. In the event that this Agreement is terminated pursuant to the terms hereof prior to the Closing, (a) the restrictions provided for in Section 6 of the Confidentiality Agreement shall remain in effect until November 19, 2016, and (b) the other obligations and provisions of the Confidentiality Agreement shall remain in effect for two (2) years from the date of such termination.

Section 6.17 Agreements Concerning Green and Merger Sub.

(a) During the period from the date of this Agreement through the Effective Time, Merger Sub shall not engage in any activity or assume any liability of any nature except for activities or liabilities related to or in furtherance of this Agreement or the Transactions.

(b) Green hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable within its power to ensure such performance and discharge by Merger Sub hereunder. Green shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole stockholder of Merger Sub in accordance with applicable Law and the articles of incorporation and bylaws of Merger Sub.

(c) Prior to the Closing Green shall issue additional shares of Green Common Stock to Green Parent, such that immediately after the Closing, after giving effect to the Merger and the other Transactions, Green Parent shall own an aggregate number of shares of Green Common Stock equal to 81.50% of all issued and outstanding shares of Green Common Stock.

(d) Prior to the Closing, Green shall amend its Charter Documents so that from and after the Closing they conform with Exhibit B.

(e) Prior to the Closing, Green shall enter into a shared services agreement with Green Parent or one or more of its Affiliates regarding the provision of various corporate and other shared services to Green and its Subsidiaries on arm’s length basis and on financial and other material terms no less favorable to Green than applicable agreements or arrangements in respect of such corporate or other shared services existing as of the date of this Agreement and at costs no greater than those incurred and reflected in the Green Financial Statements, as applicable (the “Shared Services Agreement”), it being understood and agreed, for the avoidance of doubt, that such costs are subject to ordinary course, market adjustments made on an arm’s length basis. Prior to entering into such Shared Services Agreement, Green shall obtain the approval of a committee comprised solely of its independent directors for such services agreement and Green and such committee shall consult with Blue regarding the scope, nature and terms of the services to be provided thereunder.

(f) Prior to the Closing, Blue and Green shall negotiate in good faith and Green will enter into a stockholder agreement with Green Parent containing the terms set forth on Exhibit C hereto and such other terms as agreed by Blue, Green and Green Parent not inconsistent with those set forth on Exhibit C hereto.

Section 6.18 Section 16 Matters. The Blue Board and the board of directors of Green shall, prior to the Effective Time, each adopt resolutions consistent with the interpretive guidelines of the SEC pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt for the purposes of Section 16 of the Exchange Act (i) the conversion of Blue Common Stock into Green Common Stock, (ii) the conversion of Blue Stock Awards set forth in Section 2.4 and (iii) the acquisition of Green Common Stock pursuant to the terms of this Agreement by officers and directors of Blue subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of Blue who may become an officer or director of Green subject to the reporting requirements of Section 16(a) of the Exchange Act. Each of Green and Blue shall provide to counsel for the other Party for its review copies of such resolutions to be adopted by its board of directors prior to such adoption and each Party shall provide the other Party with such information as shall be reasonably necessary for the board of directors of such Party to set forth the information required in the resolutions of such board of directors.

Section 6.19 Governance; Charitable and Community Support.

(a) Green shall offer, and take actions necessary to cause, Blue’s current Chief Executive Officer and at least two of Blue’s directors immediately prior to the Effective Time to serve on the board of Green as of the Effective Time and Blue’s current Chief Executive Officer to be elected the Chief Executive Officer of Green as of the Effective Time.

(b) During the four (4)-year period immediately following the Effective Time, Green shall provide, directly or indirectly, charitable contributions and traditional local community support within the service areas of Blue and each of its Subsidiaries that are utilities at levels substantially comparable to and no less than the levels of charitable contributions and community support provided by Blue and such Subsidiaries within their service areas within the four (4)-year period immediately prior to the date of this Agreement.

Section 6.20 Dividends. After the date of this Agreement, if Blue has not yet declared a record date in the fiscal quarter of the Closing in respect of a dividend with respect to shares of Blue Common Stock, Green shall declare the record date in respect of such dividend for shares of Green Common Stock in such quarter at the same time that Blue has historically declared such dividend for such applicable quarter.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Nonsurvival. The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall not survive beyond the Effective Time and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Effective Time, on the part of any Party, its Affiliates or any of their respective partners, members, officers, directors, agents or Representatives, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 7.2 No Other Representations. EACH PARTY SPECIFICALLY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OR ARTICLE V (AS MODIFIED BY THE BLUE DISCLOSURE SCHEDULE OR THE GREEN DISCLOSURE SCHEDULE, AS APPLICABLE), NONE OF THE PARTIES OR ANY OTHER PERSON MAKES, OR HAS MADE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO BLUE, GREEN OR THEIR RESPECTIVE SUBSIDIARIES OR THE TRANSACTIONS. EACH PARTY HEREBY DISCLAIMS, AND SPECIFICALLY ACKNOWLEDGES AND AGREES TO THE DISCLAIMER OF, ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY A PARTY OR ANY OF ITS AFFILIATES, OR ANY OF ITS OR THEIR RESPECTIVE STOCKHOLDERS, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES, AND OF ALL LIABILITY AND RESPONSIBILITY FOR ANY SUCH OTHER REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO ANY PARTY OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY OF THEM). EACH PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED TO ITS SATISFACTION ITS OWN INDEPENDENT INVESTIGATION AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF THE PARTIES HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION. IN FURTHERANCE OF THE FOREGOING, AND NOT IN LIMITATION THEREOF, EACH OF THE PARTIES SPECIFICALLY ACKNOWLEDGES AND AGREES THAT NO PARTY MAKES, NOR HAS MADE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST DELIVERED TO THE OTHER PARTY OR ITS AFFILIATES OR REPRESENTATIVES. EACH PARTY HEREBY WAIVES, ON BEHALF OF ITSELF AND ITS AFFILIATES, FROM AND AFTER THE CLOSING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IT MAY HAVE AGAINST THE OTHER, ITS STOCKHOLDERS, AFFILIATES OR ANY OFFICER, DIRECTOR, MANAGER, MEMBER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF ANY OF THE FOREGOING AND AGREES NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT (INCLUDING THE REPRESENTATIONS, WARRANTIES AND COVENANTS CONTAINED HEREIN, AND ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED HEREUNDER) AND THE TRANSACTIONS, WHETHER ARISING UNDER OR BASED UPON ANY FEDERAL, STATE, LOCAL OR FOREIGN LAW OR OTHERWISE (INCLUDING ANY RIGHT, WHETHER ARISING AT LAW OR IN EQUITY, TO SEEK INDEMNIFICATION, CONTRIBUTION, COST RECOVERY, DAMAGES, OR ANY OTHER RECOURSE OR REMEDY, INCLUDING AS MAY ARISE UNDER COMMON LAW).

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver by Blue and Green at or prior to the Closing of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints. No (i) temporary restraining order or preliminary or permanent injunction or other order by any Governmental Authority of competent jurisdiction preventing consummation of the Merger, or (ii) applicable Law prohibiting, materially restraining or making illegal the consummation of the Merger (collectively, “Restraints”) shall be in effect.

(c) Statutory Approvals. The Blue Required Statutory Approvals identified in clauses (A), (F), (G) and (H) of the definition thereof and the Green Required Statutory Approvals identified in clauses (A), (F), (G) and (H) of the definition thereof shall have been obtained (including, in each case, the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the Transactions) at or prior to the Effective Time, and such approvals shall have become Final Orders.

(d) Exon-Florio. Review by CFIUS shall have been concluded, and the President of the United States of America shall not have taken action to block or prevent the consummation of the Transactions and no requirements or conditions to mitigate any national security concerns shall have been imposed.

(e) Effectiveness of Form S-4; Listing of Green Common Stock on the NYSE.

(i) The Form S-4 filed with the SEC by Green in connection with the offer of the Green Common Stock to be delivered as consideration pursuant to the Merger shall have become effective under the Securities Act, and no stop order with respect thereto shall be in effect; and

(ii) The Green Common Stock shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Section 8.2 Conditions to Obligations of Green and Merger Sub. The obligation of Green and Merger Sub to effect the Merger is further subject to satisfaction (or waiver, in whole or in part, by Green and Merger Sub) of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Blue set forth in this Agreement (other than the representations and warranties contained in Section 4.1, Section 5.1(a) through Section 5.1(c), Section 5.1(f) and Section 5.2, provided that, with respect to Section 5.1(b), Section 5.1(c) and Section 5.1(f), this parenthetical shall apply solely to the extent such representations and warranties relate to Blue and not any of its Subsidiaries) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only on such date) except for such failures to be true and correct (when taken together and disregarding all qualifications and exceptions contained therein as to “materiality”, “Material Adverse Effect” or “Blue Material Adverse Effect”) that has not had, individually or in the aggregate, a Blue Material Adverse Effect.

(ii) The representations and warranties of Blue contained in Section 4.1, Section 5.1(a) through Section 5.1(c), Section 5.1(f) and Section 5.2 (provided that, with respect to Section 5.1(b), Section 5.1(c) and Section 5.1(f), this Section 8.2(a)(ii) shall apply solely to the extent such representations and warranties relate to Blue and not any of its Subsidiaries) shall be true and correct in all respects (except de minimis errors) as of the date of this Agreement and as of the Closing (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only on such date), except such representations and warranties that are qualified by materiality, which shall be true and correct as written.

(b) Performance of Obligations of Blue. Blue shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Blue Material Adverse Effect. There shall not have occurred after the date of this Agreement a Blue Material Adverse Effect.

(d) Closing Certificates. Green shall have received a certificate signed by an executive officer of Blue, dated the Closing Date, to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) Burdensome Effect. The Final Orders granting the Blue Required Statutory Approvals identified in clauses (A), (F), (G) and (H) of the definition thereof and the Green Required Statutory Approvals identified in clauses (A), (F), (G) and (H) in the definition thereof shall not impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a Burdensome Effect.

(f) Tax Opinion. Green shall have received an opinion of Latham & Watkins LLP, dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Latham & Watkins LLP will be entitled to receive and rely upon customary certificates and representations of officers of Green and Blue.

Section 8.3 Conditions to Obligations of Blue. The obligation Blue to effect the Merger is further subject to satisfaction or waiver by Blue of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Green set forth in this Agreement (other than the representations and warranties contained in Section 4.1, Section 5.8 and Section 5.9 shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only on such date) except for such failures to be true and correct (when taken together and disregarding all qualifications and exceptions contained therein as to “materiality”, “Material Adverse Effect” or “Green Material Adverse Effect”) that has not had, individually or in the aggregate, a Green Material Adverse Effect.

(ii) The representations and warranties of Green contained in Section 4.1, Section 5.8 and Section 5.9 shall be true and correct in all respects (except de minimis errors) as of the date of this Agreement and as of the Closing (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only on such date), except such representations and warranties that are qualified by materiality, which shall be true and correct as written.

(b) Performance of Obligations of Green and Merger Sub. Each of Green and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Green Material Adverse Effect. There shall not have occurred after the date of this Agreement a Green Material Adverse Effect.

(d) Closing Certificates. Blue shall have received a certificate signed by an executive officer of Green, dated the Closing Date, to the effect that the conditions set forth in Section 8.3(a), and Section 8.3(b) and Section 8.3(c) have been satisfied.

(e) Burdensome Effect. The Final Orders granting the Blue Required Statutory Approvals identified in clauses (A), (F), (G) and (H) of the definition thereof and the Green Required Statutory Approvals identified in clauses (A), (F), (G) and (H) in the definition thereof shall not impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a Burdensome Effect.

(f) Tax Opinion. Blue shall have received an opinion of Sullivan & Cromwell LLP, dated the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Sullivan & Cromwell LLP will be entitled to receive and rely upon customary certificates and representations of officers of Blue and Green.

ARTICLE IX

TERMINATION

Section 9.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the Shareholder Approval, this Agreement may be terminated and the Merger and the other Transactions abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of Green and Blue;

(b) by either Green or Blue in the event (i) any Governmental Authority has denied either a Blue Required Statutory Approval or Green Required Statutory Approval and such denial has become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall have used its reasonable best efforts to contest, appeal and change such denial, or (ii) any Law or Final Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall no longer be subject to rehearings or appeals; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such Law or Final Order;

(c) by either Green or Blue in the event that the Merger shall not have been consummated by December 31, 2015 (the “Outside Date”), if the failure to consummate the Transactions on or before the Outside Date is not caused by any breach of this Agreement by the Party electing to terminate this Agreement pursuant to this Section 9.1(c); provided, that the Outside Date may be extended at the election of either Green or Blue by up to two (2) successive three (3)-month periods if (i) the conditions to the Closing set forth in Section 8.1(c) or Section 8.1(d) have not been satisfied, and (ii) all other conditions to the Closing set forth in Article VIII have been satisfied or are capable of being satisfied at the Closing; and provided further that the party seeking to terminate this Agreement pursuant to this Section 9.1(c) is not then in breach, in any material respect, of any of its material covenants or agreements contained in this Agreement.

(d) by Green in the event that the Blue Board has (i) failed (A) to make the Board Recommendation, (B) to include the Board Recommendation in the Proxy Statement, or (C) to publicly reaffirm the Board Recommendation within five (5) Business Days of receipt of a written request from Green during the period following the receipt by Blue of a bona fide Acquisition Proposal that has not been withdrawn and prior to the date on which Shareholder Approval is received (provided, that Green shall be entitled to make such a written request for reaffirmation only once with respect to each such Acquisition Proposal or material amendment thereto) or (ii) effected an Adverse Recommendation Change, whether or not permitted by the terms hereof;

(e) by Blue in the event that there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Green or Merger Sub, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.1 or Section 8.3, and which is not cured within forty five (45) days following written notice to Green or by its nature or timing cannot be cured within such time period (provided that Blue is not then in breach, in any material respect, of any of its material covenants or agreements contained in this Agreement);

(f) by Green in the event that there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Blue, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.1 or Section 8.2, and which is not cured within forty five (45) days following written notice to Blue or by its nature or timing cannot be cured within such time period (provided that none of Green or Merger Sub is then in breach, in any material respect, of any of their respective material covenants or agreements contained in this Agreement);

(g) by either Green or Blue in the event that the Shareholder Approval is not obtained at the Shareholder Meeting where such matter was presented to such shareholders for approval and properly voted upon; or

(h) by Blue prior to obtaining the Shareholder Approval if Blue effects an Adverse Recommendation Change to accept an Acquisition Proposal in accordance with Section 6.1(d); provided, that Blue shall pay the Termination Fee pursuant to Section 10.1(d)(i) concurrently with such termination.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 shall give written notice of such termination to the other Party, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 9.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (a) the provisions of Article X, this Section 9.2 and Article XI shall survive any such termination and abandonment, and (b) no such termination shall relieve the breaching party from liability resulting from any knowing and intentional breach by that party of this Agreement.

ARTICLE X

FEES AND EXPENSES

Section 10.1 General.

(a) Except as provided in this Article X, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(b) The Parties hereto acknowledge that the agreements contained in Section 10.1(d) and Section 10.2 are an integral part of the Transactions, and that without these agreements, they would not enter into this Agreement; accordingly, if Blue fails to pay promptly any amount payable by it pursuant to Section 10.1(d) or Section 10.2, or if Green fails to pay promptly any amount payable by it pursuant to Section 10.2, as the case may be, then the Party failing to make such prompt payment shall pay the other Party cumulative interest on the amount of the payment due at the prime rate published in the Wall Street Journal plus three percent (3%) accruing daily from the date such payment was due under this Agreement until the date of payment.

(c) The payment by Blue of the Termination Fee payable pursuant to Section 10.1(d) (and any Expenses payable to Green pursuant to Section 10.2) shall be the sole and exclusive remedy of Green in the event of termination of this Agreement pursuant to the bases specified in Section 10.1(d) (other than with respect to termination of this Agreement pursuant to Section 9.1(f)). In the event of termination of this Agreement pursuant to Section 9.1(f) (including in the event of termination of this Agreement pursuant to one or more other bases in addition to Section 9.1(f)), Green may elect to receive the Termination Fee payable pursuant to Section 10.1(d) (and any Expenses payable to Green pursuant to Section 10.2) or pursue its remedies at law. On payment of the Termination Fee, Blue (and Blue’s Affiliates and its and their respective current, former or future directors, officers, employees, shareholders and Representatives) shall have no further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d) Termination Fee. Notwithstanding anything to the contrary in this Agreement, including Section 10.1 above, if:

(i) (x) Green terminates this Agreement pursuant to Section 9.1(d) or (y) Blue terminates this Agreement pursuant to Section 9.1(h), then, in each case, Blue shall pay to Green in same-day funds promptly upon delivery of the written notice of termination required by Section 9.1 an amount in cash equal to $75,000,000 (the “Termination Fee”); or

(ii) either Blue or Green terminates this Agreement pursuant to Section 9.1(b) or Section 9.1(c) (in each case, only if both (x) the condition set forth in Section 8.1(e)(i) was satisfied and remained satisfied to provide Blue with adequate time to hold a Shareholder Meeting prior to such termination and (y) the Shareholder Approval has not been obtained), Section 9.1(f) or Section 9.1(g), and, in any case, (A) prior to such termination, there has been an Acquisition Proposal, which Acquisition Proposal has not been publicly withdrawn at least ten (10) Business Days before the date of the Shareholder Meeting, and (B) within twelve (12) months of such termination Blue shall have consummated or entered into a definitive agreement to effect a transaction pursuant to an Acquisition Proposal (substituting, in each of (A) and (B), “50%” for “15%” in the definition of “Acquisition Proposal” and “Blue or any of its Significant Subsidiaries” for “Blue” in clauses (B), (C) and (D) of the definition of “Acquisition Proposal”), then Blue shall pay to Green the Termination Fee. Notwithstanding the foregoing, any Expenses previously paid by Blue to Green pursuant to Section 10.2 shall be credited toward, and offset against, the payment of the Termination Fee.

(e) If the Termination Fee is due under Section 10.1(d)(i), it will be paid by wire transfer of same-day immediately available funds (A) in the case of a termination by Blue pursuant to Section 9.1(h), on the date on which this Agreement is terminated, or (B) in the case of a termination by Green pursuant to Section 9.1(d), as promptly as reasonably practicable following the date of termination of this Agreement (and, in any event, within one (1) Business Day thereof). If the Termination Fee is due under Section 10.1(d)(ii), it will be paid by wire transfer of same-day immediately available funds on the date of the earlier of the consummation of or the entry into a definitive agreement with respect to such Acquisition Proposal. In no event shall Blue be required to pay the Termination Fee more than once.

Section 10.2 Expenses. If this Agreement is terminated pursuant to (i) Section 9.1(f) or Section 9.1(g), then Blue shall, promptly, but in no event later than one (1) Business Day after the date of such termination and a written demand by Green therefor, or (ii) Section 9.1(e), then Green shall, promptly, but in no event later than one (1) Business Day after the date of such termination and a written demand by Blue, in either case, pay to the party making such demand, as applicable, all reasonable and documented out-of-pocket fees and expenses incurred by Green and its Affiliates or Blue and its Affiliate, as applicable, in connection with this Agreement or the Transactions (including with respect to obtaining financing), in an amount not to exceed $15,000,000 (provided that Green or Blue, as applicable, provides reasonable documentation therefor) (“Expenses”).

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Governing Law; Consent to Jurisdiction; Specific Performance.

(a) This Agreement, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the any choice or conflict of law principles or rules (whether of the State of New York or any other jurisdiction) that would mandate the application of the Laws of any jurisdiction other than the State of New York, except that any matter relating to (i) the fiduciary obligations of the Blue Board shall be governed by the Laws of the State of Connecticut, and (ii) the mechanics of the Merger shall be governed by the Act.

(b) Each Party agrees that all claims arising out of or in connection with this Agreement (including the exhibits and annexes hereto and the disclosure schedules delivered in connection herewith) shall be brought in New York state court sitting in New York County or, if such state court does not have subject matter jurisdiction, the federal court sitting in New York County, New York. In connection with any action or proceeding in any such court, each Party (i) consents to the service of process or other papers in connection with such action or proceeding in the manner provided in Section 11.4 or in such other manner as permitted by Law, (ii) submits with regard to any such action or proceeding, generally and unconditionally, to the personal jurisdiction of such courts, and (iii) irrevocably waives, to the fullest extent permitted by applicable Law, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement in such court, any claim that the suit, action or proceeding in such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such court pursuant to this Section 11.1.

(c) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement (including the exhibits hereto and the disclosure schedules delivered in connection herewith) were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties acknowledge and agree that, to prevent breaches or threatened breaches by the Parties of any of their respective covenants or obligations set forth in this Agreement and to enforce specifically the terms and provisions of this Agreement, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in law or in equity. In connection with any request for specific performance or equitable relief by any Party, each of the other Parties waives any requirement for the security or posting of any bond in connection with such remedy.

(d) Each Party hereby waives its right to trial by jury in connection with any suit, action or proceeding relating to this Agreement or the transactions.

Section 11.2 Entire Agreement. This Agreement, including the exhibits, annexes and schedules hereto (and including the Confidentiality Agreement), constitutes the entire agreement of the Parties with respect to the subject matter hereof. This Agreement, including the exhibits, annexes and schedules hereto may not be modified, amended, altered or terminated except by a written instrument specifically referring to this Agreement signed by all the Parties.

Section 11.3 Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any Party of any breach or anticipated breach of any provision hereof by any other Party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance by any other Party with any representations, warranties, covenants or agreements contained in this Agreement. The failure of any Party to assert any rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 11.4 Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, in the case of delivery in person or by overnight courier, shall be deemed to have been duly given upon receipt) by delivery in person or overnight courier to the respective parties at the following addresses, delivery by electronic mail transmission to the respective parties at the following email addresses, or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 11.4; provided, however, that delivery by electronic mail transmission shall be deemed to have been duly given upon receipt only if promptly confirmed by telephone:

if to Green or Merger Sub, to:

Iberdrola USA, Inc.

52 Farm View Drive

New Gloucester, Maine 04260

Telephone: 207-688-6363

Attention: R. Scott Mahoney, Vice President, General Counsel and Secretary

Email: Scott.mahoney@iberdrolausa.com

with a copy to (which shall not constitute notice):

Iberdrola, S.A.

Tomás Redondo 1

28033 Madrid, Spain

Telephone: +(34) 91 325 77 64

Attention: Manuel Toledano

Email: mtoledano@iberdrola.es

and with a copy to (which shall not constitute notice):

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022-4834

Attention: David A. Kurzweil

Telephone: 212-906-1200

Email: david.kurzweil@lw.com

if to Blue, to:

UIL Holdings Corporation

157 Church Street

P.O. Box 1564

New Haven, CT 06506-0901

Attention: Richard Nicholas, Executive Vice President and Chief Financial

Officer, and Sigrid Kun, Vice President, Assistant General Counsel and Corporate

Secretary

Telephone: 203-499-0790 / 203-499-5858

Email: richard.nicholas@uinet.com

            sigrid.kun@uinet.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Joseph B. Frumkin

Telephone: 212-558-4000

Email: frumkinj@sullcrom.com

Section 11.5 Assignments, Successors and No Third-Party Rights. No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties. Any unauthorized purported assignment without shall be void. Subject to the preceding two sentences, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the Parties. Except as expressly provided in Section 6.13, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 11.5. Subject to the provisions of Article IX, the Parties expressly acknowledge and agree that, prior to the Effective Time, each of Green and Blue shall have the right, on behalf of its respective stockholders, to pursue damages against the other Parties for losses in the event of any breach of this Agreement by such Parties.

Section 11.6 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction or invalid or unenforceable in any situation shall, as to that jurisdiction or to that situation, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction or in any other situation. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 11.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

[remainder of this page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

UIL HOLDINGS CORPORATION, a Connecticut corporation

By:	/s/ James P. Torgerson
Name:	James P. Torgerson
Title:	President and Chief Executive Officer

IBERDROLA USA, INC., a New York corporation

By:	/s/ Robert Daniel Kump
Name:	Robert Daniel Kump
Title:	Chief Corporate Officer

By:	/s/ Pablo Canales Abaitua
Name:	Pablo Canales Abaitua
Title:	Chief Financial Officer

GREEN MERGER SUB, INC., a Connecticut corporation

By:	/s/ Ignacio Estella Rodilla
Name:	Ignacio Estella Rodilla
Title:	President

By:	/s/ Robert Scott Mahoney
Name:	Robert Scott Mahoney
Title:	General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

LIST OF OMITTED SCHEDULES

Exhibits

Exhibit A. Public Announcement+

Exhibit B. Amended Green Charter Documents+

Exhibit B-1. Restated Certificate of Incorporation of Iberdrola USA, Inc.+

Exhibit B-2. Amended and Restated By-Laws for Iberdrola USA, Inc.+

Exhibit C. Stockholder Agreement Term Sheet+

+	Omitted pursuant to Item 601(b)(2) of Regulation S-K. Iberdrola USA agrees to furnish to the SEC supplementally a copy of any omitted schedule or exhibit upon request of the SEC.

Annex B

FORM OF SHAREHOLDER AGREEMENT

BY AND BETWEEN

IBERDROLA, S.A.

AND

IBERDROLA USA, INC.

DATED [●]

SHAREHOLDER AGREEMENT

This SHAREHOLDER AGREEMENT (this “Agreement”) is dated [●], by and between Iberdrola, S.A., a Spanish company (the “Shareholder”), and Iberdrola USA, Inc., a New York corporation (the “Company”). Each of the Shareholder and the Company is referred to herein as a “Party”, and together as the “Parties”.

R E C I T A L S

WHEREAS, UIL Holdings Corporation, a Connecticut corporation (“UIL”), the Company and Green Merger Sub, Inc., a Connecticut corporation and wholly-owned subsidiary of the Company (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of February 25, 2015 (as it may be supplemented, amended or restated from time to time, the “Merger Agreement”), pursuant to which, among other things, UIL will merge with and into Merger Sub, the corporate existence of UIL will cease and each issued share of UIL’s common stock, of no par value (other than those shares held by UIL (as treasury shares or otherwise)), shall be converted into the right to receive (i) one (1) share of the common stock, par value $0.01 per share, of the Company (the “Common Stock”), and (ii) $10.50 in cash;

WHEREAS, pursuant to Section 6.17(f) of the Merger Agreement, prior to the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the Company shall enter into this Agreement containing the terms set forth on Exhibit C to the Merger Agreement and such other terms agreed to by UIL, the Company and the Shareholder not inconsistent with those set forth on Exhibit C to the Merger Agreement;

WHEREAS, the Parties desire to establish in this Agreement certain rights and obligations with respect to the Common Stock to be Beneficially Owned (as defined herein) by the Shareholder and the Controlled Affiliates (as defined herein) following the Closing, and related matters concerning the Shareholder’s relationship with the Company; and

WHEREAS, UIL has consented to the terms of this Agreement and to the execution and delivery thereof by the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I.

CERTAIN DEFINITIONS; INTERPRETATIONS

Section 1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, for purposes of this Agreement, no Person shall be deemed an Affiliate of another Person by virtue of the fact that both Persons own Common Stock.

“Beneficially Own” means, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 under the Exchange Act as in effect on the date hereof and shall include securities that are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such Person or any of such Person’s Affiliates is a Receiving Party; provided, however, that the number of shares of Common Stock that a Person is deemed to be the beneficial owner of, or to beneficially own, in connection with a particular Derivatives Contract shall not exceed the number of Notional Common Shares with respect to such Derivatives Contract; provided, further, that the number of securities beneficially owned by each Counterparty (including its Affiliates) under a Derivatives Contract shall be deemed to include all securities that are beneficially owned, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates) is a Receiving Party, with this provision being applied to successive Counterparties as appropriate. Similar terms such as “Beneficially Owned”, “Beneficial Ownership” and “Beneficial Owner” shall have the corresponding meaning.

“Business Day” means any day that is not a Saturday, Sunday or other day on which the commercial banks in New York City, NY or Madrid, Spain are authorized or required by Law to close.

“Change of Control Transaction” means (a) the acquisition of the Company by another Person by means of any transaction or series of related transactions (including any stock acquisition, reorganization, merger or consolidation), that results in the holders of the Voting Securities of the Company immediately prior to such transaction or series of related transactions failing to represent, immediately after such transaction or series of transactions, a majority of the total outstanding voting securities of the surviving Person (or the ultimate parent entity thereof), (b) any transaction or series of related transactions, after giving effect to which, in excess of 50% of the Total Voting Power is Beneficially Owned directly, or indirectly through one or more Persons, by any Person and its Affiliates (other than the Shareholder and its Affiliates), or (c) a sale, lease, transfer, disposition or other conveyance of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis.

“Closing Shareholder Services” means the services provided by the Shareholder or its Affiliates (other than the Company and its Subsidiaries and Controlled Joint Ventures) to the Company and its Subsidiaries and Controlled Joint Ventures as of the date of this Agreement.

“Company Board” means the board of directors of the Company.

“Controlled Affiliate” means (a) the Shareholder, (b) any Subsidiary of the Shareholder, (c) any Person as to which the Shareholder, directly or indirectly, through one or more intermediaries, possesses the power to (i) vote the capital stock or other equity interests representing 50% or more of the capital stock or other equity interests of such Person, or (ii) designate, elect, appoint or otherwise select 50% or more of the members of the governing body of such Person. For the avoidance of doubt, for purposes of this Agreement, none of the Company and its Subsidiaries shall be deemed a Controlled Affiliate.

“Controlled Joint Ventures” means, with respect to any Person, any Person that is not a Subsidiary of such first Person, in which such first Person or one or more of its Subsidiaries owns directly or indirectly capital stock or other interests and that is controlled by such first Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlled by”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Derivatives Contract” means a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to produce economic benefits and risks to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of shares of Voting Securities specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Common Shares”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, Voting Securities or other property, without regard to any short position under the same or any other Derivative Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority shall not be deemed to be Derivatives Contracts.

“Director” means a member of the Company Board.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the regulations promulgated thereunder.

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the Securities Act.

“Going Private Transaction” means any transaction (or series of related transactions) that results in the Voting Securities listed for trade on a securities exchange immediately prior to the consummation of such transaction (or series of related transactions), or the shares received as consideration in such transaction (or series of related transactions), not being listed for trade on a securities exchange(s) immediately following the consummation of such transaction (or series of related transactions).

“Governmental Authority” means (i) any government, (ii) any governmental or regulatory entity, body, department, commission, subdivision, board, bureau, administrative agency or instrumentality, (iii) any court, tribunal, judicial body, or an arbitrator or arbitration panel, or (iv) any non-governmental self-regulatory agency or securities exchange (including the NYSE), in each case, whether supranational, national, federal, state, county, municipal, provincial, and whether domestic or foreign.

“Independent Director” means any Director who is or would be considered “independent” under the rules of the NYSE (i) with respect to the Company and (ii) assuming such Director was a member of the board of directors of the Shareholder and not of the Company, with respect to the Shareholder.

“Laws” means all applicable laws (including common law), statutes, treaties, codes, ordinances, decrees, rules, regulations, directives or other legal requirements (including those of the SEC, the NYSE and any other securities exchange and securities commission in any jurisdiction) issued, enacted, adopted, promulgated or implemented by any Governmental Authority, binding or affecting the Person referred to in the context in which such word is used; and “Law” means any one of them.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to any Person, such Person’s articles or certificate of association, incorporation, formation or organization, by-laws, limited liability company agreement, partnership agreement or other constituent document or documents, each in its currently effective form as amended from time to time.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

“Prospectus” means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

“Public Shareholders” means the shareholders of the Company other than the Shareholder and the Controlled Affiliates.

“Registrable Securities” means, at any time, (i) the shares of Common Stock that are Beneficially Owned by the Shareholder or the Controlled Affiliates, and (ii) any other security into or for which the securities referred to in clause (i) has been converted, substituted or exchanged, and any security issued or issuable with respect thereto, in each case, upon any Company stock dividend or stock split, reverse stock split, distribution, combination, consolidation, merger, recapitalization or any similar event; provided, that such securities shall cease to be Registrable Securities when (A) a Registration Statement registering such Registrable Securities under the Securities Act has been declared or becomes effective and such shares of Registrable Securities have been sold or otherwise Transferred by the holder thereof pursuant to such effective Registration Statement, (B) such Registrable Securities are sold or otherwise Transferred pursuant to Rule 144 under circumstances in which any legend borne by such shares of Registrable Securities relating to restrictions on the transferability thereof, under the Securities Act or otherwise, is removed by the Company, (C) such Registrable Securities shall cease to be outstanding, (D) such Registrable Securities are Transferred to any Person that is not a Controlled Affiliate, or (E) such Registrable Securities shall have been otherwise Transferred and may be publicly resold without registration under the Securities Act.

“Registration Statement” means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, counsel, advisors, consultants, agents and contractors.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subject Issuance” means an issuance by the Company of additional Voting Securities other than issuances in connection with any stock split, subdivision, stock dividend (including dividends on preferred stock whether in the form of shares of preferred stock or common stock) or pro rata recapitalization (including any exchange of one or more series of preferred stock for another series of preferred stock) by the Company.

“Subject Securities” means the Voting Securities that are the subject of a particular Subject Issuance.

“Subsidiary” means, with respect to any Person, any entity in which such Person owns, directly or indirectly, capital stock or other interests representing more than 50% of the aggregate equity interest in such entity.

“Total Voting Power” means, at any time, the total number of Votes represented by all Voting Securities outstanding at such time.

“Transfer” means any direct or indirect, sale, transfer or other similar disposition (whether by merger, consolidation or otherwise by operation of law) to any Person; provided, however, that any Transfer of any equity interests of the Shareholder or any direct or indirect equity holder of the Shareholder, shall not be deemed to be a Transfer for purposes of this Agreement.

“Unaffiliated Committee” means a committee of the Company Board comprised solely of Independent Directors; provided, however, that Mr. Arnold L. Chase, for so long as he is a Director, shall be permitted to serve as a member of the Unaffiliated Committee irrespective of whether he qualifies as an Independent Director hereunder.

“Votes” means votes entitled to be cast generally in the election of directors of the Company Board, assuming the conversion of any securities of the Company then convertible into Common Stock or shares of any other class of capital stock of the Company then entitled to vote generally in the election of directors.

“Voting Power” means, with respect to any Person, at any time, the ratio, expressed as a percentage, of (a) the Votes represented by the Voting Securities Beneficially Owned by such Person that are outstanding at such time to (b) the Total Voting Power outstanding at such time. Any references to, and the calculation of, the Shareholder’s Voting Power in this Agreement shall include, without duplication, the Voting Power of the Shareholder and any Voting Power of any of the Controlled Affiliates.

“Voting Securities” means (a) the Common Stock, and (b) shares of any other class of capital stock of the Company then entitled to vote generally in the election of directors.

The terms listed below are defined in the Sections set forth opposite each such defined term.

Term	Section
AAA Rules	8.10(b)
Additional Subject Securities Purchase	4.1(a)
Agreement	Preamble
Closing	Preamble
Common Stock	Preamble
Company	Preamble
Contractual Preemptive Rights	4.2
Demand Registration	3.1(a)
Demand Registration Statement	3.1(b)
Earliest Initiation Date	8.10(a)
Form S-3	3.3(a)
Legends	8.2(a)
Liabilities	3.9(a)
Liability	3.9(a)
Lockup Period	6.1(a)
Merger Agreement	Preamble
Merger Sub	Preamble
Notice Period	4.1(b)
NYSE Approval Expiration	4.2
NYSE Approval Resolution	4.2
Parties	Preamble
Party	Preamble
Piggyback Registration	3.2(a)
Piggyback Registration Statement	3.2(a)
Preemptive Rights Closing Date	4.1(c)
Registrable Amount	3.1(a)
Registration Expenses	3.7
Request for Arbitration	8.10(a)
S-3 Eligible	3.3(a)
Shareholder	Preamble
Shelf Registration Effectiveness Period	3.3(b)
Shelf Registration Statement	3.3(a)
Shelf Underwritten Offering	3.3(d)
Suspension Notice	3.4(b)
Suspension Period	3.4(a)
Transferee Adoption Agreement	4.4
UIL	Preamble
UIL Director	5.1(a)

Section 1.2 Interpretations. Except as expressly set forth in this Agreement or unless the context expressly otherwise requires:

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

(d) References herein to any gender include the other gender.

(e) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation”.

(f) References to “$” and “dollars” are to the currency of the United States of America.

(g) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(h) With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”.

(i) The Company, on the one hand, and the Shareholder, on the other hand, have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by such Parties and no presumption or burden of proof shall arise favoring or disfavoring any such Party by virtue of the purported authorship of any provision of this Agreement.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company. The Company represents and warrants to the Shareholder as of the date hereof as follows:

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New York and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b) This Agreement has been duly and validly authorized by the Company and all necessary and appropriate action has been taken by the Company to execute and deliver this Agreement and to perform its obligations hereunder.

(c) This Agreement has been duly executed and delivered by the Company and, assuming due authorization and valid execution and delivery by the Shareholder, is a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except to the extent that the enforceability of this Agreement may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies, (ii) general principles of equity, and (iii) Laws relating to rights to indemnity.

Section 2.2 Representations and Warranties of the Shareholder. The Shareholder represents and warrants to the Company as of the date hereof as follows:

(a) The Shareholder is a company duly organized and validly existing under the Laws of Spain and has all necessary company power and authority to enter into this Agreement and to perform its obligations hereunder.

(b) This Agreement has been duly and validly authorized by the Shareholder and all necessary and appropriate action has been taken by the Shareholder to execute and deliver this Agreement and to perform its obligations hereunder.

(c) This Agreement has been duly executed and delivered by the Shareholder and, assuming due authorization and valid execution and delivery by the Company, is a valid and binding obligation of the Shareholder, enforceable against it in accordance with its terms, except to the extent that the enforceability of this Agreement may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies, (ii) general principles of equity, and (iii)  Laws relating to rights to indemnity.

ARTICLE III.

REGISTRATION RIGHTS

Section 3.1 Demand Registration Rights.

(a) Subject to Section 3.1(b), at any time, and from time to time, after the Closing, the Shareholder may, by written notice to the Company, request a registration under the Securities Act of all or part of the Registrable Securities, including any Registrable Securities held by a Controlled Affiliate (a “Demand Registration”); provided that a valid and effective Shelf Registration Statement shall not be available for the unrestricted (including as to volume, timing, recipients, manner of sale or otherwise that would not be applicable without a valid and effective Registration Statement) sale of such Registrable Securities at such time; and provided, further, that (A) the registration is for shares of Registrable Securities in the aggregate representing one percent (1%) or more of the number of shares of Common Stock outstanding at such time, or (B) the reasonably anticipated aggregate offering price of such underwritten registration, before underwriting discounts and commissions, is thirty million dollars ($30,000,000) or more (the percentage in (A) or the amount in (B), the “Registrable Amount”). Subject to the foregoing, such notice shall specify the aggregate amount of shares of Registrable Securities to be registered pursuant to the Demand Registration and intended method of distribution thereof, including an underwritten public offering, at the sole discretion of the Shareholder. The Shareholder agrees to promptly provide the Company with such information in connection with a Demand Registration as may be reasonably requested by the Company to ensure that the Demand Registration Statement complies with the requirements of applicable Law.

(b) After the Company’s receipt of the Shareholder’s written notice requesting a Demand Registration, the Company shall file as promptly as reasonably practicable, but subject to Section 3.4, on such registration form for which the Company is eligible under the rules and regulations of the SEC as shall be determined by the Company and reasonably acceptable to the Shareholder, including, to the extent permissible, an automatically effective registration statement or an existing effective registration statement filed with the SEC. The Company shall use its reasonable best efforts to have such registration statement declared effective as soon as reasonably practicable after receiving a request for a Demand Registration or, if an existing effective registration statement has previously been filed and remains effective that permits the Demand Registration without the filing of a new registration statement, the Company shall file as soon as reasonably practicable a prospectus supplement covering such number of shares of Registrable Securities as requested by the Shareholder to be included in the Demand Registration, subject to Section 3.1(a). The Registration Statement referred to above is hereinafter referred to as a “Demand Registration Statement”.

(c) The Shareholder shall be entitled to request an unlimited amount of Demand Registrations pursuant to Section 3.1(a) until such time as the Shareholder Beneficially Owns less than a Registrable Amount; provided, however, that the Company will not be obligated to effect a requested Demand Registration or Shelf Underwritten Offering (i) more than three (3) times in any twelve (12)-month period or (ii) within 90 days after the effective date of a Demand Registration Statement or prospectus supplement thereunder, a Piggyback Registration Statement or a Shelf Underwritten Offering, in each case with respect to Registrable Securities. Except as set forth in Section 3.5, a registration shall not count as one (1) of the three (3) permitted Demand Registrations and Shelf Underwritten Offerings per twelve (12)-month period until (i) the related Demand Registration Statement has been declared effective by the SEC or, if applicable, the filing of the prospectus supplement, and (ii) unless the Demand Registration Statement remains effective for the ninety (90) day period set forth in Section 3.1(d).

(d) After any Demand Registration Statement filed pursuant to this Agreement has become effective or a prospectus supplement has been filed, the Company shall use its reasonable best efforts to keep such Demand Registration Statement continuously effective for a period of at least ninety (90) days (plus the duration of any Suspension Period) from the date on which the SEC declares such Demand Registration effective or, if applicable, from the date of filing of the prospectus supplement, or such shorter period that shall terminate when all of the Registrable Securities are sold subject to such Demand Registration Statement in accordance with the plan of distribution set forth therein.

(e) If, in connection with a Demand Registration, any managing underwriter (or, if such Demand Registration is not an underwritten offering, a nationally recognized investment bank engaged in connection with such Demand Registration) advises the Company, that, in its opinion, the inclusion of all of the securities, including securities of the Company that are not Registrable Securities, sought to be registered in connection with such Demand Registration would adversely affect the marketability of the Registrable Securities sought to be sold pursuant thereto, then the Company shall include in such registration statement only such securities as the Company is advised by such underwriter or investment bank can be sold without such adverse effect as follows and in the following order of priority: (i) first, up to the number of Registrable Securities requested to be included in such Demand Registration by the Shareholder, which, in the opinion of the managing underwriter can be sold without adversely affecting the marketability of the offering, (ii) second, securities the Company proposes to sell, and (iii) third, all other securities of the Company duly requested to be included in such registration statement, pro rata on the basis of the number of such other securities requested to be included or such other method determined by the Company.

(f) If a requested registration pursuant to this Section 3.1 involves an underwritten offering, the Company shall have the right to select the managing underwriter, or managing underwriters, to administer any Demand Registration; provided, that any such managing underwriter shall be a nationally recognized investment banking firm that is reasonably acceptable to the Shareholder. The managing underwriter or managing underwriters selected by the Company shall be deemed to be acceptable to the Shareholder unless notice to the contrary has been received by the Company within five business days after the Company has provided the Shareholder with notice of the identity of the managing underwriter or managing underwriters it has selected. The Shareholder shall have the exclusive right to approve the pricing of the Registrable Securities offered pursuant to any Demand Registration, the applicable underwriting discount and other financial terms of any Demand Registration.

Section 3.2 Piggyback Registration Rights.

(a) Whenever the Company proposes to publicly sell in an underwritten offering or register for sale any of its equity securities pursuant to a registration statement (a “Piggyback Registration Statement”) under the Securities Act (other than a registration statement on Form S-8 or Form S-4, or, in each case, pursuant to any similar successor forms thereto), whether for its own account or for the account of one or more securityholders of the Company (a “Piggyback Registration”), the Company shall give written notice to the Shareholder at least fifteen (15) Business Days (or if such notice period is not practicable under the circumstances, the Company shall use its reasonable best efforts to provide the maximum prior written notice as is reasonably practicable under the circumstances, but in no event less than ten (10) Business Days) prior to the initial filing of such Piggyback Registration Statement or the date of the commencement of any such offering of its intention to effect such sale or registration, including the anticipated filing date of the Piggyback Registration Statement, the estimated number, and the class, of shares of equity securities to be included in such Piggyback Registration Statement, the proposed method of distribution, the proposed managing underwriter or underwriters (if any) and a good faith estimate by the Company of the proposed minimum offering price of such securities and, subject to Section 3.2(b) and Section 3.2(c), shall include in such Piggyback Registration Statement all Registrable Securities (including any Registrable Securities held by any Controlled Affiliate) of the same class of the securities that are being registered and that are the subject of the offering with respect to which the Company has received a written request from the Shareholder for inclusion therein within five (5) Business Days of the Shareholder’s receipt of the Company’s notice. The Shareholder agrees to provide the Company with such information promptly in connection with a Piggyback Registration as may be reasonably requested by the Company to ensure that the Piggyback Registration Statement complies with the requirements of applicable Law. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion, without prejudice to the Shareholder’s right to immediately request a Demand Registration hereunder.

(b) If a Piggyback Registration is initiated as an underwritten primary registration on behalf of the Company, and the managing underwriter advises the Company that in its reasonable opinion the number of equity securities requested to be included in such registration exceeds the number that can be sold in such offering without having an adverse effect on the price or success of such offering, then the Company shall include in such registration the maximum number of shares that such underwriter advises in good faith can be so sold without having such adverse effect, allocated (i) first, to the equity securities the Company proposes to sell, (ii) second, to the equity securities (of the same class of the securities being registered and that are the subject of the offering) requested to be included in such Piggyback Registration by the Shareholder, and (iii) third, other equity securities (of the same class of the securities being registered and that are the subject of the offering) requested to be included in such Piggyback Registration by other security holders (other than the Shareholder) of the Company (if any), pro rata among such holders on the basis of the percentage of the then-outstanding shares requested to be registered by them or on such basis as such holders may agree among themselves and the Company. Such allocation is without prejudice to the Shareholder’s right to immediately request a Demand Registration hereunder.

(c) No registration of Registrable Securities effected pursuant to this Section 3.2 shall be deemed to have been effected pursuant to Section 3.1 or Section 3.3 or shall relieve the Company of any of its obligations under Section 3.1 or Section 3.3.

Section 3.3 Shelf Registration.

(a) At any time after the first (1st) anniversary of the Closing, the Shareholder may by written notice delivered to the Company require the Company to (i) file as promptly as practicable, and to use its reasonable best efforts to cause to be declared effective by the SEC as soon as practicable after such filing, (x) a registration statement on Form S-3 or a successor form (any such form, a “Form S-3”), if the Company is then eligible to file registration statement on Form S-3 (“S-3 Eligible”), or (y) any other appropriate form under the Securities Act for the type of offering contemplated by the Shareholder, if the Company is not then S-3 Eligible, or (ii) use an existing Form S-3 filed with the SEC, in each case providing for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act relating to the offer and sale, from time to time, of all or part of the Registrable Securities; provided, that such Registrable Securities equal or exceed the Registrable Amount. The Registration Statement referred to above is hereinafter referred to as a “Shelf Registration Statement”.

(b) Subject to Section 3.4, the Company will use its reasonable best efforts to keep the Shelf Registration Statement continuously effective until the date on which all Registrable Securities have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in the Shelf Registration Statement, or otherwise (the “Shelf Registration Effectiveness Period”).

(c) At the request of the Shareholder, and until such time as the Shareholder Beneficially Owns less than a Registrable Amount, the Company shall prepare and file such additional Registration Statements as necessary to maintain continuously effective shelf registration statements, and use its reasonable best efforts to cause such Registration Statements to be declared effective by the SEC so that a Shelf Registration Statement remains continuously effective, subject to Section 3.4, with respect to resales of Registrable Securities as and for the periods required under Section 3.3(b), such subsequent Registration Statements to constitute a Shelf Registration Statement hereunder.

(d) At any time, and from time to time, during the Shelf Registration Effectiveness Period (except during a Suspension Period), the Shareholder may notify the Company of its intent to sell Registrable Securities covered by the Shelf Registration Statement (in whole or in part) in an underwritten offering (a “Shelf Underwritten Offering”); provided, that the Company shall not be obligated to participate in Shelf Underwritten Offerings or Demand Registrations (i) more than three (3) times in any twelve (12)-month period or (ii) within 90 days after the effective date of a Demand Registration Statement or prospectus supplement thereunder, a Piggyback Registration Statement or a Shelf Underwritten Offering, in each case with respect to Registrable Securities. Such notice shall specify the aggregate number of Registrable Securities requested to be registered in such Shelf Underwritten Offering. Upon receipt by the Company of such notice, the Company shall promptly comply with the applicable provisions of this Agreement, including those provisions of Section 3.7 relating to the Company’s obligation to make filings with the SEC, assist in the preparation and filing with the SEC of prospectus supplements and amendments to the Shelf Registration Statement, participate in “road shows”, agree to customary “lock-up” agreements with respect to the Company’s securities and obtain “comfort” letters, and shall take such other actions as are reasonably necessary or appropriate to permit the consummation of such Shelf Underwritten Offering as promptly as practicable. Each Shelf Underwritten Offering shall be for the sale of a number of Registrable Securities equal to or greater than the Registrable Amount. In any Shelf Underwritten Offering, the Company shall have the right to select the managing underwriter, or managing underwriters, to administer any Shelf Underwritten Offering; provided, that any such managing underwriter shall be a nationally recognized investment banking firm that is reasonably acceptable to the Shareholder. The Shareholder shall have the exclusive right to approve the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering, the applicable underwriting discount and other financial terms of any Shelf Underwritten Offering. The Shareholder agrees to provide the Company with such information promptly in connection with a Shelf Registration Statement or a Shelf Underwritten Offering as may be reasonably requested by the Company to ensure that such Shelf Registration Statement or Shelf Underwritten Offering complies with the requirements of applicable Law.

(e) If, in connection with a Shelf Underwritten Offering, any managing underwriter advises the Company, that, in its opinion, the inclusion of all of the securities, including securities of the Company that are not Registrable Securities, sought to be registered in connection with such Shelf Underwritten Offering would adversely affect the marketability or price of the Registrable Securities sought to be sold pursuant thereto, then the Company shall include in such Shelf Underwritten Offering only such securities as the Company is advised by such underwriter or investment bank can be sold without such adverse effect as follows and in the following order of priority: (i) first, up to the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by the Shareholder, (ii) second, securities the Company proposes to sell, and (iii) third, all other securities of the Company duly requested to be included in such registration statement, pro rata on the basis of the number of such other securities requested to be included or such other method determined by the Company.

Section 3.4 Suspension of Use of Registration Statement.

(a) The Company may postpone the filing or the effectiveness of a Demand Registration Statement (or suspend the use of any Prospectus or Shelf Registration Statement) (a “Suspension”), for a reasonable length of time not in excess of sixty (60) days, but in no event more than twice in any twelve (12)-month period if (i) based on the reasonable, good faith judgment of the Company Board, such postponement is necessary in order to avoid premature disclosure of a matter that the Company Board has determined would not be in the best interest of the Company to be disclosed at such time and, as a result of such determination, the Directors and executive officers of the Company are restricted from selling the Company’s securities during such additional period (other than pursuant to a preexisting 10b5-1 plan), (ii) the Company cannot obtain, after using its reasonable best efforts, financial information (or information used to prepare such information) from any third party necessary for inclusion in such Registration Statement or Prospectus, or (iii) if, in the reasonable, good faith judgment of the Company Board, the filing of such Registration Statement or Prospectus would reasonably be expected to (A) materially interfere with or materially delay a financing, merger, sale or acquisition of assets, recapitalization or other similar corporate action of the Company approved by the Company Board that is pending or expected by the Company to occur or be announced during the delay period, (B) require disclosure of material non-public information which, if disclosed at such time, would not be in the best interests of the Company or (C) have a material adverse effect on the Company or its business (any such period, a “Suspension Period”).

(b) In the event of a Suspension of a Demand Registration or Shelf Underwritten Offering, the Shareholder shall be entitled, at any time after receiving notice of such Suspension from the Company (a “Suspension Notice”), to withdraw its request for a Demand Registration or Shelf Underwritten Offering and, if such request is withdrawn, such Demand Registration or Shelf Underwritten Offering shall not count as one of the three (3) permitted Demand Registrations or Shelf Underwritten Offerings per twelve (12)-month period pursuant to Section 3.1(c) and Section 3.3(d).

(c) Upon delivery by the Company to the Shareholder of any Suspension Notice, the Shareholder shall, except as required by applicable Law, including any disclosure obligations under Section 13 of the Exchange Act, keep the fact of any such notice strictly confidential, and during any Suspension Period, promptly halt any offer, sale, trading or Transfer by it of any Registrable Securities pursuant to the Demand Registration Statement or Shelf Registration Statement (as applicable) for the duration of the Suspension Period set forth in such Suspension Notice (or until such Suspension Period shall be earlier terminated in writing by the Company) and promptly halt any use, publication, dissemination or distribution of any prospectus or prospectus supplement covering such Registrable Securities for the duration of the Suspension Period set forth in such Suspension Notice (or until such Suspension Period shall be earlier terminated in writing by the Company) and, if so directed by the Company, shall deliver to the Company any copies then in its possession of any such prospectus or prospectus supplement.

Section 3.5 Withdrawal Rights.

(a) After the Shareholder has notified or directed the Company to include any or all of its Registrable Securities in a Demand Registration or Shelf Underwritten Offering, it shall have the right to withdraw any such notice or direction with respect to any or all of the Registrable Securities designated by it for registration or inclusion in such Demand Registration or Shelf Underwritten Offering by giving written notice to such effect to the Company prior to the effective date of such registration statement or the pricing of such Demand Registration or Shelf Underwritten Offering, provided that in the event of such a withdrawal with respect to all of such Registrable Securities where there are no other securities of the Company included (or to be included) in such Demand Registration or Shelf Underwritten Offering, (i) the Shareholder promptly reimburses the Company for all of the Company’s reasonable out-of-pocket documented Registration Expenses (other than internal expenses) with respect to such registration statement or Shelf Underwritten Offering and (ii) the Shareholder shall not make another request for a Demand Registration or Shelf Underwritten Offering with respect to Registrable Securities during the forty-five (45) days following the date of such withdrawal, and provided further that in no event shall the number of Registrable Securities included in a Demand Registration or Shelf Underwritten Offering after any such partial withdrawal be less than the Registrable Amount. In the event of any such withdrawal, the Company shall not include such Registrable Securities in the applicable registration or Shelf Underwritten Offering and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement. No such withdrawal shall affect the obligations of the Company with respect to the Registrable Securities not so withdrawn. Any registration statement withdrawn or not filed or Shelf Underwritten Offering not completed in accordance with an election by the Shareholder prior to the effectiveness of the applicable Demand Registration Statement or pricing of the applicable Shelf Underwritten Offering for any reason shall not be counted as one (1) of the three (3) permitted Demand Registrations and Shelf Underwritten Offerings per twelve (12)-month period pursuant to Section 3.1(c) and Section 3.3(d), provided the Shareholder satisfies the other requirements of this Section 3.5(a).

Section 3.6 Registration Procedures.

(a) Whenever the Shareholder requests that any Registrable Securities be registered or sold pursuant to this Agreement, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended offering, and pursuant thereto the Company shall as soon as reasonably practicable (unless otherwise stated below and except as otherwise provided in this Article III):

(i) prepare and file with the SEC, as applicable, (A) a Registration Statement on the appropriate form under the Securities Act for which the Company is eligible under the rules and regulations of the SEC as shall be determined by the Company, including, to the extent permissible, an automatically effective registration statement or an existing effective registration statement filed with the SEC, which shall be reasonably acceptable to the Shareholder, with respect to such Registrable Securities and the Company shall use its reasonable best efforts to cause such Registration Statement to become effective, and/or (B) the prospectus supplement to an existing effective registration statement filed with the SEC; and before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including any (I) Free Writing Prospectus, or (II) prospectus supplement for a shelf takedown) provide to the Shareholder and the managing underwriter(s), copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus, and the Shareholder (and the managing underwriter(s)) shall have the opportunity to review and comment thereon, and the Company shall (x) make such changes and additions thereto as may be reasonably requested by the Shareholder (and, if applicable, the managing underwriter(s)) prior to such filing, unless the Company reasonably objects to such changes or additions, and (y) except in the case of a registration under Section 3.2, not file any Registration Statement hereunder or Prospectus or amendments or supplements thereto to which the underwriters, if any, or the Shareholder shall reasonably object unless the failure to file would violate applicable Law;

(ii) prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be reasonably necessary to keep such Registration Statement continuously effective (A) in the case of a Demand Registration Statement, for the period of time required by Section 3.1(d), (B) in the case of a Piggyback Registration Statement, for ninety (90) days from the date on which the SEC declares such Piggyback Registration Statement effective (plus the duration of any Suspension Period), or such shorter period as is necessary to complete the distribution of the securities covered by such Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended offering by the Shareholder set forth in such Registration Statement or prospectus supplement, or (C) in the case of a Shelf Registration Statement, for the period of time required by Section 3.3(d);

(iii) furnish to the Shareholder such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Shareholder and any managing underwriter(s) may reasonably request in order to facilitate the disposition of the Registrable Securities;

(iv) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions (domestic or foreign) as the Shareholder and any underwriter(s) reasonably requests in writing and use its reasonable best efforts to do any and all other acts and things that may reasonably be necessary or advisable to enable the Shareholder and any underwriter(s) to consummate the disposition in such jurisdictions of the Registrable Securities; provided, however, that the Company shall not be required to, where it would not otherwise but for this Section 3.6(a)(iv) (A) qualify generally to do business in any jurisdiction, (B) subject itself to taxation in any such jurisdiction, (C) consent to general service of process in any such jurisdiction, or (D) take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the securities covered by the registration statement;

(v) notify the Shareholder and any managing underwriter(s) at any time when a Prospectus relating thereto is required to be delivered or made available under the Securities Act, of the occurrence of any event as a result of which information furnished by the Company (or information otherwise known to the Company to contain an untrue statement of material fact or to omit to state any material fact necessary to make the statements therein not misleading) and used in the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits to state any material fact necessary to make the statements therein not misleading, and, without any further request from the Shareholder or any underwriter(s), the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(vi) (A) enter into such customary agreements (including an underwriting agreement and “lock-up” agreements in customary form), which, if reasonably requested by the managing underwriter(s), shall include indemnification provisions in favor of underwriters and other Persons, (B) take all such other actions as the Shareholder or the managing underwriter(s) reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including causing senior management and other Company personnel (including Directors) to reasonably cooperate with the Shareholder and the underwriter(s) in connection with performing due diligence), and (C) cause its counsel to issue opinions of counsel addressed and delivered to the underwriter(s) in form, substance and scope as are customary for opinions of counsel of an issuer in underwritten offerings, subject to customary limitations, assumptions and exclusions;

(vii) if reasonably requested by the Shareholder, use its reasonable best efforts to cause officers of the Company to be available to participate in, and to reasonably cooperate with the managing underwriter(s) in connection with marketing activities that are customary for similar transactions (including select conference calls, one-on-one meetings with prospective purchasers and “road shows”);

(viii) make available for inspection by the Shareholder, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by the Shareholder or such underwriter, at reasonable times and in a reasonable manner, all pertinent financial and other records, corporate documents and properties of the Company, and cause the Company’s officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available to discuss and to supply all information reasonably requested by the Shareholder, sales or placement agent, underwriter, attorney, accountant or agent to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act in connection with such Registration Statement; provided, that the foregoing investigation and information gathering shall be coordinated on behalf of such parties by one firm of counsel designated by and on behalf of such parties; and, provided, further, that if any such information is identified by the Company as being confidential or proprietary, each Person receiving such information shall agree, in customary form, to take such actions as are necessary to protect the confidentiality of such information if requested by the Company, unless (a) the release of such information is required (by deposition, interrogatory, requests for information or documents by a Governmental Authority, subpoena or similar process) to be disclosed by applicable Law, (b) such information is or becomes publicly known other than through a breach of this or any other agreement of which such Person has knowledge, (c) such information is or becomes available to such Person on a non-confidential basis from a source other than the Company, other than through a breach of this or any other agreement with the Company of which breach such Person has knowledge, or (d) such information is independently developed by such Person without the use of such confidential or proprietary information;

(ix) maintain or provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement or prospectus supplement, as applicable;

(x) if requested by the managing underwriter(s) of an underwritten offering, use its reasonable best efforts to cause to be delivered, upon the pricing of any underwritten offering, and at the time of closing of the sale of Registrable Securities pursuant thereto, “comfort” letters from the Company’s independent public accountants addressed to the underwriter(s) stating that such accountants are independent public accountants within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC thereunder, and otherwise in customary form and covering such financial and accounting matters as are customarily covered by “comfort” letters of the independent registered public accountants delivered in connection with primary underwritten public offerings;

(xi) cause all Registrable Securities covered by such registration to be listed on each securities exchange or inter-dealer quotation system on which similar securities issued by the Company are then listed;

(xii) promptly notify the Shareholder and any managing underwriter(s) (A) when the Registration Statement, any pre-effective amendment, the Prospectus or any Prospectus supplement, post-effective amendment to the Registration Statement or Free Writing Prospectus has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective, (B) of any written request by the SEC for amendments or supplements to the Registration Statement or Prospectus, (C) of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction, and (E) if, at any time, the representations and warranties of the Company in any applicable underwriting agreement cease to be true and correct in any material respect;

(xiii) use its reasonable best efforts to prevent, or obtain the withdrawal of, any stop order or other order suspending the use of any preliminary or final Prospectus;

(xiv) if reasonably requested by the Shareholder or any underwriter, promptly incorporate in the Registration Statement or any Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as the Shareholder or such underwriter may reasonably request to have included therein, including information relating to the “Plan of Distribution” of the Registrable Securities;

(xv) reasonably cooperate with the Shareholder and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority, Inc.; and

(xvi) use its reasonable best efforts to comply with all applicable securities Laws and make available to its securityholders party hereto, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder.

(b) The Company shall make available to the Shareholder (i) as soon as reasonably practicable after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, an executed copy of each Registration Statement and any amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement, and (ii) such number of copies of a Prospectus, including a preliminary Prospectus, and all amendments and supplements thereto and such other documents as the Shareholder or any underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities. The Company shall as soon as reasonably practicable notify the Shareholder of the effectiveness of each Registration Statement or any post-effective amendment or the filing of any prospectus supplement in connection therewith. The Company shall as soon as reasonably practicable respond to any and all comments received from the SEC or the staff of the SEC, with a view towards causing each Registration Statement or any amendment thereto to be declared effective by the SEC as soon as reasonably practicable and shall file an acceleration request as soon as reasonably practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review. The Shareholder shall furnish to the Company information regarding the Shareholder and the distribution of such securities as the Company reasonably and in good faith determines is legally required, based on the advice of counsel, to be included (and only to the extent so required) in any Registration Statement or any Prospectus supplement in connection therewith, including any information required to be disclosed in order to make any information previously furnished to the Company by the Shareholder not materially misleading or which is necessary to cause such Registration Statement or prospectus supplement not to omit a material fact with respect to the Shareholder.

(c) Upon notice from the Company of the happening of any event of the kind described in clauses (B), (C), (D) or (E) of Section 3.6(a)(xii) or, and without limiting Section 3.4, upon notice from the Company of the happening of any event (including any event contemplated by Section 3.4(a)) as a result of which the Prospectus included in such Registration Statement (including any prospectus supplement in connection therewith, as applicable) contains an untrue statement of a material fact or omits to state any material fact necessary to make the statements therein not misleading (such notice, also a “Suspension Notice”), the Shareholder shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement or Prospectus for a reasonable length of time until the Shareholder is advised in writing by the Company that the use of the Prospectus may be resumed and, if necessary, is furnished with a supplemented or amended Prospectus as contemplated by Section 3.6(a). If the Company shall give the Shareholder any such notice, the Company shall extend the period of time during which the Company is required to maintain the applicable Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date the Shareholder either is advised by the Company that the use of the Prospectus may be resumed or receives the copies of the supplemented or amended Prospectus contemplated by Section 3.6(a) (also a “Suspension Period”). In any event, and without limiting Section 3.4, the Company shall not be entitled to deliver collectively more than a total of three (3) Suspension Notices under either Section 3.4 or this Section 3.6(c) in any twelve (12)-month period.

(d) The Shareholder’s right to participate in any underwritten offering pursuant to this Article III shall be conditioned on the Shareholder (i) entering into “lock-up” agreements in customary form and acting in accordance with the terms and conditions thereof and (ii) entering into an underwriting agreement in customary form and acting in accordance with the terms and conditions thereof, including the completion and execution of all questionnaires, powers-of-attorney and other documents reasonably required under the terms of such underwriting agreement.

Section 3.7 Registration Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement, including all registration and filing fees (including SEC registration fees and Financial Industry Regulatory Authority, Inc. filing fees), fees and expenses incurred in connection with compliance with securities or blue sky laws, listing application fees, printing expenses, transfer agent’s and registrar’s fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of counsel for the Company and all accountants and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”), shall be borne by the Company, except as provided in Section 3.5. In addition, the Company shall pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which they are to be listed. Notwithstanding anything to the contrary contained herein, Registration Expenses shall not include any underwriting discounts or commissions or transfer taxes, if any, attributable to the sale of Registrable Securities. Except as provided in Section 3.5, the obligation of the Company to bear the expenses described in this Section 3.7 shall apply irrespective of whether a registration, once properly demanded, if applicable, becomes effective, is withdrawn or is suspended. For the avoidance of doubt, without limiting anything contained in this Section 3.7, the Shareholder’s expenses, including underwriting fees, legal fees, printing expenses and such other expenses that are not Registration Expanses shall be borne by the Shareholder.

Section 3.8 Holdback Agreements. If requested by the Company or the managing underwriter of an underwritten offering of the Company’s securities pursuant to this Article III, the Shareholder shall agree not to sell or otherwise transfer or dispose of any securities of the Company (other than pursuant to such underwritten offering) during the period five (5) days prior to and ninety (90) days (or such shorter period that the managing underwriter or the Company, as the case may be, requests) following the effective date of the Registration Statement relating to the underwritten offering of the Company’s securities or the date of filing the prospectus supplement in the case of a shelf takedown, as applicable, unless the managing underwriter agrees to such sale or distribution; provided, however, that the Shareholder shall not be obligated to comply with this Section 3.8 more than once in any twelve (12)-month period for any underwritten offering in which the Shareholder is not participating. At the request of the managing underwriter, if the Shareholder enters into a holdback agreement as set forth above, the Company will enter into an analogous agreement of the same duration.

Section 3.9 Indemnification.

(a) Subject to applicable Law, the Company shall indemnify, defend and hold harmless the Shareholder, its directors, officers, Affiliates, agents and representatives (and the partners, officers, directors, employees and shareholders thereof) from and against any and all losses, claims, damages, liabilities, fees (including reasonable attorneys’ fees) and expenses (including reasonable costs of investigation) (each, a “Liability” and collectively, “Liabilities”), arising out of or based upon any untrue, or allegedly untrue, statement of a material fact contained in any Registration Statement, preliminary Prospectus, Free Writing Prospectus or final Prospectus or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading under the circumstances such statements were made, except insofar as such Liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission contained in such Registration Statement, preliminary Prospectus, Free Writing Prospectus or final Prospectus in reliance on and in conformity with information furnished in writing to the Company by the Shareholder expressly for use therein, or by the Shareholder’s failure to furnish the Company, upon reasonable request, with the information with respect to the Shareholder, or any underwriter or Representative of the Shareholder, or the Shareholder’s intended method of distribution, that is the subject of the untrue statement or omission.

(b) The Shareholder shall indemnify, defend and hold harmless the Company, its directors, officers, agents and representatives from and against any and all Liabilities arising out of or based upon any untrue, or allegedly untrue, statement of a material fact contained in any Registration Statement, preliminary Prospectus, Free Writing Prospectus or final Prospectus or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading under the circumstances such statements were made, but only if such statement or alleged statement or omission or alleged omission was made in reliance on and in conformity with information furnished to the Company in writing by the Shareholder expressly for use therein.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification, and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to any local counsel) for all parties indemnified by such indemnifying party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

(d) The indemnification provided for under this Section 3.9 shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities.

(e) If the indemnification provided for pursuant to this Section 3.9 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any Liabilities, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that result in such Liabilities as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(f) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in an underwriting agreement entered into with the Shareholder’s written consent in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

Section 3.10 Rule 144. The Company shall file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, and it shall take such further action as the Shareholder may reasonably request to make available adequate current public information with respect to the Company meeting the public information requirements of Rule 144(c) under the Securities Act, to the extent required to enable the Shareholder or any of the Controlled Affiliates to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

ARTICLE IV.

PREEMPTIVE AND OTHER RIGHTS

Section 4.1 Preemptive Rights.

(a) Subject to Section 4.2, from and after the Closing, at any time that the Company effects a Subject Issuance, the Shareholder shall have the right to purchase from the Company for cash additional Subject Securities (in each instance, an “Additional Subject Securities Purchase”), such that following such respective Subject Issuance and such Additional Subject Securities Purchase, the Shareholder’s Voting Power will be the same as the Shareholder’s Voting Power immediately prior to such Subject Issuance.

(b) Prior to any Subject Issuance, and no later than the date on which the Company Board approves such Subject Issuance, the Company shall provide the Shareholder with ten (10) Business Days’ prior written notice of such Subject Issuance or, if earlier, the expected date of entry by the Company into a binding agreement to effect such Subject Issuance (or if such notice period is not reasonably practicable under the circumstances, the maximum prior written notice as is reasonably practicable but, in no event, less than five (5) Business Days’ prior written notice) (such period between such notice and the date of the Subject Issuance or the expected date of entry into such contract, if applicable, the “Notice Period”) of such proposed Subject Issuance (including, in the case of a registered public offering and to the extent reasonably available, a copy of the prospectus included in the registration statement filed in respect of such offering or, in the case of an offering exempt from registration, the private placing memorandum or similar offering documents in respect of such offering), (i) describing (A) the anticipated amount of Subject Securities, price and other material terms upon which the Company offers to sell Subject Securities to the Shareholder, and (B) the number of Subject Securities the Shareholder is entitled to purchase pursuant to this Article IV, and (ii) containing a binding offer to sell Subject Securities to the Shareholder subject to the consummation of the Subject Issuance. If prior to any such Subject Issuance, there is a material change in the terms of such Subject Issuance, then prior to such Subject Issuance, the Company shall provide the Shareholder with fifteen (15) Business Days’ prior written notice (or if such notice period is not reasonably practicable under the circumstances, the maximum prior written notice as is reasonably practicable but, in no event, less than ten (10) Business Days’ prior written notice) describing such change (such period between such notice and the date of the Subject Issuance, also a “Notice Period”).

(c) The Shareholder may exercise its right to effect an Additional Subject Securities Purchase by providing written notice to the Company (i) in the event of a Subject Issuance for cash consideration, at least two (2) Business Days prior to the expiration of the Notice Period or (ii) in the event of a Subject Issuance for non-cash consideration, at least five (5) Business Days prior to the expiration of the Notice Period (or, if the Notice Period is less than five (5) Business Days, within two (2) Business Days of the date that such notice is given). The Shareholder’s notice must indicate the specific amount of Subject Securities that the Shareholder desires to purchase, subject to Section 4.1(a). Except as provided in Section 4.1(d) and Section 4.1(e), the Shareholder shall effect the Additional Subject Securities Purchase that it has elected to purchase concurrently with the Subject Issuance (the date of consummation of such transactions being referred to as the “Preemptive Rights Closing Date”). Subject to Section 4.1(e), if, in connection with any Subject Issuance, the Shareholder gives timely notice of its intent to exercise its right under this Section 4.1 but has not paid for and otherwise effected the Additional Subject Securities Purchase on the Preemptive Rights Closing Date, then the Shareholder shall be deemed to have waived its right to purchase such securities under this Section 4.1 with respect to such Subject Issuance; provided, however, that, subject to Section 4.1(e), the Company shall be entitled to specifically enforce the Shareholder’s exercise of its right to effect the Additional Subject Securities Purchase as set forth in the Shareholder’s notice.

(d) In the event the Notice Period is less than fifteen (15) Business Days and the Shareholder has delivered notice of its desire to effect an Additional Subject Securities Purchase, the Shareholder shall have the option, to be indicated in the notice delivered to the Company, to either (i) consummate the Additional Subject Securities Purchase on the Preemptive Rights Closing Date, or (ii) within six (6) months of the consummation of such Subject Issuance, make open market or privately negotiated purchases of Voting Securities; provided that following such open market or privately negotiated purchases, the Shareholder’s Voting Power will not exceed the Shareholder’s Voting Power immediately prior to such Subject Issuance.

(e) If and to the extent (but only to the extent) that the approval of any Governmental Authority is required for the Shareholder to effect an Additional Subject Securities Purchase for which the Shareholder has given timely notice to the Company of its election to exercise its rights under this Section 4.1 and the Shareholder has used reasonable best efforts to obtain such approval but such approval has not been obtained on or prior to the Preemptive Rights Closing Date, the Shareholder may deliver an irrevocable undertaking to effect the Additional Subject Securities Purchase on or before the date that is ten (10) Business Days following the receipt of such approval, and that the Shareholder shall use reasonable best efforts to obtain such approval as promptly as practicable, provided, that (i) if such approval is not obtained within ninety (90) Business Days after the Shareholder has given timely notice to the Company of its election to exercise its rights under this Section 4.1 and the Shareholder has complied in all material respects with its obligations under this Section 4.1(e), the Shareholder’s notice exercising its rights under this Section 4.1 shall be deemed withdrawn, and (ii) if such approval is obtained within such ninety (90) Business Day period but the receipt of such approval is subject to terms or conditions that are materially adverse to the Shareholder or any Controlled Affiliate, the Shareholder may withdraw such notice to the Company within such ninety (90) Business Day period; and if either clause (i) or (ii) applies, neither the Shareholder nor any Controlled Affiliate shall have any further right or obligation to effect such Additional Subject Securities Purchase and the Shareholder shall have the option, to be indicated in a notice delivered to the Company, in connection with any Subject Issuance, to the extent such shares could not be purchased by the Shareholder from the Company without such approval, for one (1) year after either clause (i) or (ii) applies, to make open market or privately negotiated purchases of Voting Securities; provided, that following such open market or privately negotiated purchases, the Shareholder’s Voting Power shall not exceed the Shareholder’s Voting Power immediately prior to such Subject Issuance.

(f) Except as provided in Section 4.1(g) or Section 4.3, if the Company effects a Subject Issuance and the Shareholder exercises its right to make an Additional Subject Securities Purchase, the Shareholder shall pay an amount per security equal to the cash consideration per security paid by the other purchaser or purchasers of Subject Securities in such Subject Issuance. In the case of an underwritten public offering or a private placement offering under Rule 144A of the Securities Act or similar transaction, the price paid by the Shareholder shall not include any underwriting or initial purchaser’s discount or fees (as disclosed in the final prospectus or offering memorandum).

(g) If the Company effects a Subject Issuance for non-cash consideration (or a combination of cash and non-cash consideration), and the Shareholder exercises its right to make an Additional Subject Securities Purchase, the Shareholder shall pay, per security in the Additional Subject Securities Purchase, the volume-weighted average price per share of Common Stock over the preceding twenty (20) trading days (from the date of the Preemptive Rights Closing Date) on which shares of Common Stock are traded, or able to be traded, on the NYSE (or, if not listed on the NYSE, such other securities exchange upon which shares of Common Stock are then listed or quoted).

(h) In the event that a proposed Subject Issuance is terminated or abandoned by the Company without the issuance of any Subject Securities, then the Shareholder’s purchase rights pursuant to this Section 4.1 shall also terminate as to such proposed Subject Issuance, and any funds in respect thereof paid to the Company by the Shareholder shall be refunded promptly and in full; provided, however, that to the extent the Shareholder has elected to make open market or privately negotiated purchases pursuant to Section 4.1(d), such termination shall not affect any binding transactions entered into by the Shareholder prior to receiving actual notice from the Company of such termination.

(i) Notwithstanding any other provision in this Section 4.1, to the extent the issuance of Voting Securities in an Additional Subject Securities Purchase in the manner contemplated by this Article IV would require, whether under the applicable rules of any stock exchange on which the Voting Securities are listed or otherwise, any approval by the shareholders of the Company that has not been obtained, the Shareholder may purchase in an Additional Subject Securities Purchase such number of Voting Securities as would be permitted without such approval and shall, until such approval is obtained, have the option, in connection with any such issuance of Voting Securities, and to the extent such shares are not purchased by the Shareholder from the Company, to make open market or privately negotiated purchases of Voting Securities, provided, that following such Additional Subject Securities Purchase and open market or privately negotiated purchases, the Shareholder’s Voting Power shall not exceed the Shareholder’s Voting Power immediately prior to such Subject Issuance.

Section 4.2 Shareholder Approval. Prior to the execution of this Agreement, the Shareholder approved and adopted this Agreement for purposes of obtaining the required shareholder approval under the rules and regulations of the NYSE, including Section 312 of the NYSE Listed Company Manual (Shareholder Approval Policy), in order to permit the exercise of the Shareholder’s preemptive rights under Section 4.1(a) in respect of any Subject Issuance (the “Contractual Preemptive Rights”). Prior to the five (5)-year anniversary of the date of such approval and adoption of this Agreement (such date, the “NYSE Approval Expiration”) (or if the NYSE notifies the Company that such approval or adoption of this Agreement is or will no longer be valid in order to permit, without further approval of the shareholders of the Company, the exercise of the Contractual Preemptive Rights under this Agreement (including in any circumstance requiring shareholder approval of an issuance of common stock, or of securities convertible into or exercisable for common stock, to a “Related Party” as defined in Section 312.03 of the NYSE Listed Company Manual), promptly following such notification (and in any event, no later than the next regularly scheduled annual meeting of the Company)), the Company shall convene a meeting to consider and vote upon a special resolution approving and adopting this Agreement for all purposes under the rules and regulations of the NYSE, including Section 312 of the NYSE Listed Company Manual (Shareholder Approval Policy), or otherwise, so as to permit the exercise of the Contractual Preemptive Rights (each, a “NYSE Approval Resolution”) until the date that is the five (5)-year anniversary of the approval or adoption of such NYSE Approval Resolution. The Company agrees to use its reasonable best efforts to cause the adoption or passage of each NYSE Approval Resolution. If at any such meeting the NYSE Approval Resolution is not adopted or passed and the NYSE Approval Expiration occurs, (A) every year after such expiration, the Company shall convene a meeting of the shareholders of the Company to vote to adopt or pass a NYSE Approval Resolution and the Company shall take all action within its powers to cause the adoption or passage of such NYSE Approval Resolution, and (B) the Shareholder shall, until such NYSE Approval Resolution is adopted or passed, have the option, to be indicated in a notice delivered to the Company, in connection with any Subject Issuance and, to the extent such shares are not purchased by the Shareholder from the Company, to make open market or privately negotiated purchases of Voting Securities, provided, that following such open market or privately negotiated purchases, the Shareholder’s Voting Power shall not exceed the Shareholder’s Voting Power immediately prior to such Subject Issuance.

Section 4.3 Other Purchase Rights. In the event that a Subject Issuance consists of an issuance by the Company of additional Voting Securities in connection with any restricted stock, stock option, incentive or other award of Common Stock or other capital stock of the Company pursuant to the Company’s equity compensation plans or other employee, consultant or director compensation arrangements approved by the Company Board or a duly authorized committee thereof (whether such award was made before, or is made on or after, the date of this Agreement), and including in connection with the exercise of any options, warrants, or other securities convertible into, or exercisable or exchangeable for, equity securities of the Company, the preemptive rights set forth in Section 4.1 shall not apply but the Shareholder may within ninety (90) days of the consummation of such Subject Issuance, make open market or privately negotiated purchases of Voting Securities; provided, that following such open market or privately negotiated purchases, the Shareholder’s Voting Power shall not exceed the Shareholder’s Voting Power immediately prior to such Subject Issuance; provided, however, that if the Shareholder reasonably believes, after consultation with legal counsel, that to make such purchases within such ninety (90)-day period would violate applicable Law (including Section 10(b) of the Exchange Act and any other rules promulgated thereunder), such period shall be tolled until such time as the Shareholder reasonably believes, after consultation with legal counsel, that such purchases would not violate applicable Law (but, in any event, such period shall not be tolled for longer than six (6) months past the date of such Subject Issuance).

Section 4.4 Purchases by Certain Controlled Affiliates. Notwithstanding anything to the contrary in this Agreement, the Shareholder may assign its right to effect an Additional Subject Securities Purchase or to make open market or privately negotiated purchases pursuant to Section 4.1, Section 4.2 or Section 4.3 to one or more Controlled Affiliate(s) that agrees or agree, in customary form, to be bound by the terms of this Agreement (a “Transferee Adoption Agreement”). Upon the execution of such Transferee Adoption Agreement, such Person shall be deemed Shareholder under this Agreement. Notwithstanding any assignment pursuant to this Section 4.4, the Shareholder shall continue to be bound by this Agreement and shall not be released from any of its obligations hereunder.

ARTICLE V.

CORPORATE GOVERNANCE

Section 5.1 Board Representation.

(a) Upon the Closing, the Company Board shall consist of up to twelve (12) Directors, which shall include (i) two (2) Directors who were members of the board of directors of UIL immediately prior to the Closing (other than the chief executive officer of UIL immediately prior to the Closing) selected by the Company (the “UIL Directors”), and (ii) the chief executive officer of UIL immediately prior to the Closing. The initial UIL Directors shall be [●] and [●].

(b) (i) For a period of five (5) years after the Closing, the Company Board shall consist of at least five (5) Independent Directors; provided that, solely for the purposes of this Section 5.1(b)(i), each of Mr. John E. Baldacci and Mr. Arnold L. Chase, to the extent he is a Director during such period, shall be deemed an “Independent Director” irrespective of whether he qualifies as an Independent Director hereunder.

(ii) Following the five (5)-year period described in Section 5.1(b)(i) above, the Company Board shall consist of at least four (4) Independent Directors provided that, solely for the purposes of this Section 5.1(b)(ii), either Mr. Baldacci or Mr. Chase (but not both), to the extent he is a Director during such period, shall be deemed an “Independent Director” irrespective of whether he qualifies as an Independent Director hereunder.

(iii) In the event of the resignation, removal or death of Mr. Baldacci and/or Mr. Chase (or their respective replacements on the Company Board), or if Mr. Baldacci and/or Mr. Chase (or their respective replacements on the Company Board) decide not to stand for reelection to the Company Board or are otherwise unable or unwilling to serve on the Company Board, the Stockholder shall nominate a person to serve on the Company Board in lieu thereof who qualifies as an Independent Director hereunder.

(c) For a period of three (3) years after the Closing, the Company Board shall nominate the two (2) UIL Directors for election to the Company Board, and the Shareholder shall vote its shares of Voting Securities in favor of such UIL Directors to be elected to the Company Board. In the event of the resignation, removal or death of any UIL Director serving on the Company Board during such three (3)-year period, such UIL Director’s replacement shall be nominated by vote of the Unaffiliated Committee, and the Shareholder shall vote its shares of Voting Securities in favor of such nominee to be elected to the Company Board for the duration of such three (3)-year period.

(d) The Company and the Shareholder shall take all actions within their respective power to cause the composition and powers of the Company Board and its committees to at all times satisfy and be subject to the requirements of applicable Law (including the rules of the NYSE), this Agreement and the Organizational Documents of the Company, as amended from time to time. For the avoidance of doubt, nothing in the foregoing shall restrict or limit the Company’s ability to amend its Organizational Documents from time to time in accordance with their terms and applicable Law.

(e) Subject to Section 5.1(a)-(d), and except as otherwise required by applicable Law, for so long as the Voting Power of the Shareholder is fifty percent (50%) or more, the Shareholder shall have the right to designate the individuals to be nominees for election to the Company Board (“Shareholder Designees”), and the Company and the Shareholder shall use their reasonable best efforts to cause such Shareholder Designees to be elected to the Company Board; provided that at any time when the Voting Power of the Shareholder is less than fifty percent (50%), (i) the Shareholder shall have the right to designate such number of Shareholder Designees equal to the Shareholder’s Voting Power multiplied by the total number of Directors that the Company would have if there were no vacancies on the Company Board, rounded to the nearest whole number (and in any event not less than one (1)) and (ii) the Shareholder shall vote all of its shares of Voting Securities in elections of Directors to be elected to the Company Board in favor of the nominees recommended by the Company Board.

(f) Subject to Section 5.1(b), and except as otherwise required by applicable Law, for so long as the Voting Power of the Shareholder is fifty percent (50%) or more, in the event that a vacancy is created at any time by the death, disability, retirement, disqualification, resignation or removal (with or without cause), the Shareholder shall have the right to designate a replacement to fill such vacancy. The Company shall cause such vacancy to be filled by the replacement so designated and the Company Board shall promptly elect such designee to the Company Board. Any Shareholder Designee elected in accordance with this Section 5.1 shall hold office for the remainder of the full term in which the vacancy occurred or to which the new Shareholder Designee is elected, until his or her successor is elected or until his or her earlier resignation or removal in accordance with this Section 5.1. Without the consent of the Shareholder, neither the Company nor the Company Board shall appoint any other Person to fill any such vacancy.

(g) Except as otherwise expressly provided herein or as required by applicable Law or the Organizational Documents of the Company, for so long as the Voting Power of the Shareholder is fifty percent (50%) or more, the Shareholder and its Controlled Affiliates shall be entitled to exercise their Voting Power to change the size and composition of the Company Board.

(h) Subject to applicable Law, no Shareholder Designee shall be obligated to present any particular business opportunity to the Company that he or she becomes aware of by virtue of his or her position as an officer or employee of the Shareholder or its Affiliates.

(i) Any election by the Shareholder not to exercise (in whole or in part) the right to designate all or a portion of the Shareholder Designees shall not constitute a permanent waiver or relinquishment of such right. If the Shareholder elects not to exercise its right to designate a Shareholder Designee, the Company shall have no right to fill such vacancy.

(j) The Shareholder shall, and shall cause the Shareholder Designees to, use reasonable best efforts to timely provide the Company with accurate and complete information relating to the Shareholder and the Shareholder Designees that may be required to be disclosed by the Company under the Securities Act or the Exchange Act, including such information required to be furnished by the Company with respect to the Shareholder Designees in a proxy statement pursuant to Rule 14a-101 promulgated under the Exchange Act.

(k) The Company shall take all actions within its power not to permit any amendment to the Company’s Organizational Documents that would alter or modify in an adverse manner the Shareholder’s rights under this Article V without the written approval of the Shareholder.

Section 5.2 Specified Restrictions.

(a) The Shareholder and/or the Company shall not enter into or effectuate any Going Private Transaction (including any “squeeze-out” transaction of the Public Shareholders) without the prior approval of both (i) the majority of the members of the Unaffiliated Committee and (ii) a majority of the Votes represented by the Voting Securities then owned by the Public Shareholders.

(b) The Shareholder shall not cause the Company to, and the Company shall not, enter into or effectuate any transaction for the acquisition of the Company by another Person (including any stock acquisition, reorganization, merger or consolidation) that results in all shareholders of the Company exchanging their Voting Securities for cash or securities, unless all shareholders of the Company (including the Shareholder and the Controlled Affiliates) are entitled to the same per share consideration (in form and amount) to be received in such transaction by the Shareholder and its Affiliates (or if such consideration is not cash or publicly traded on a stock exchange in the United States, an equivalent cash amount).

(c) In addition to any other vote, consent or approval required by the Company’s Organizational Documents, this Agreement or applicable Law, the Company shall not enter into any transaction between, or involving both (i) the Company or any of its Subsidiaries or any of its Controlled Joint Ventures, and (ii) the

Shareholder or an Affiliate of the Shareholder (other than the Company, its Subsidiaries and its Controlled Joint Ventures) unless such transaction is both (A) approved by a majority of the members of the Unaffiliated Committee and (B) on an arms’ length basis.

(d) From and after the Closing, the Closing Shareholder Services will not be provided at higher costs to the Company or its Subsidiaries or Controlled Joint Ventures than as reflected in the expenses shown in the Green IFRS Financial Statements (as such term in defined in the Merger Agreement), except (i) in the case of ordinary course market adjustments of such costs made on arm’s length basis, or (ii) as otherwise approved by the majority of the members of the Unaffiliated Committee.

Section 5.3 Waiver of Class Rights.

(a) The rights of the Shareholder under this Agreement are not rights attaching to the Voting Securities or any other securities of the Company held by the Shareholder or the Controlled Affiliates. The Voting Securities or any other securities of the Company held by the Shareholder or the Controlled Affiliates shall not constitute a separate class of equity share capital of the Company as a result of the rights of the Shareholder under this Agreement. Accordingly, the Shareholder shall not, and shall procure that the Controlled Affiliates shall not, claim or assert any such class rights that, in each case, the relevant shareholder(s) would not be able to claim or assert in the absence of this Agreement.

(b) If, notwithstanding the provisions of Section 5.3(a), a court of competent jurisdiction shall find that, due to the rights of the Shareholder under this Agreement, under applicable Law the Voting Securities or any other securities of the Company held by the Shareholder or the Controlled Affiliates do constitute a separate class of Voting Securities or any other securities of the Company, the Shareholder hereby undertakes to and covenants with the Company that it shall, and shall procure that the Controlled Affiliates shall, vote in favor of the relevant variation of class rights in accordance with any voting obligation to which it is subject under this Agreement.

ARTICLE VI.

OTHER AGREEMENTS

Section 6.1 Transfer Restrictions.

(a) For a period of eighteen (18) months after the Closing (the “Lockup Period”), the Shareholder shall not, and shall not permit its Affiliates to, Transfer any Voting Securities that are Beneficially Owned thereby, except for:

(i) Transfers made pursuant to a Change of Control Transaction in which all shareholders of the Company (including the Shareholder) are entitled to participate in such transaction (on a pro rata basis) and are entitled to the same per share consideration (in form and amount) to be received in such transaction by the Shareholder and its Affiliates (or if such consideration is not cash or publicly traded on a stock exchange in the United States, an equivalent cash amount);

(ii) Transfers to one or more Controlled Affiliates that agrees or agree to be bound by the terms of this Agreement by executing and delivering to the Company a Transferee Adoption Agreement; or

(iii) Transfers made after the date that is twelve (12) months after the Closing that have been approved by the majority of the members of the Unaffiliated Committee, after having received the advice of a nationally recognized independent investment banking firm in connection therewith.

(b) For a period of three (3) years after the Closing, the Shareholder shall not, and shall not permit the Controlled Affiliates to, Transfer more than an aggregate of ten percent (10%) of the outstanding Voting Securities in any transaction or series of transactions, unless all shareholders of the Company are entitled to participate in such transaction (on a pro rata basis) and are entitled to the same per share consideration as the Shareholder and its Affiliates (in form and amount) to be received in such transaction (or if such consideration is not cash or publicly traded on a stock exchange in the United States, an equivalent cash amount).

Section 6.2 Information Rights.

(a) The Company shall provide the Shareholder, on an ongoing and confidential basis, such access to and information with respect to the Company’s and its Subsidiaries’ businesses, operations, plans and prospects as the Shareholder may from time to time reasonably determine it requires in order to (1) appropriately manage and evaluate its investment in the Company, (2) comply with its reporting obligations to any applicable Governmental Authority, (3) comply with its internal policies from time to time, (4) support the Shareholder’s strategic planning, (5) prepare its tax returns, and/or (6) comply with its provision of information obligations pursuant to any financing facility binding upon the Shareholder, including (i) the right to routinely consult with senior management of the Company with respect to the Company’s and its Subsidiaries’ businesses and financial matters, including annual operating plans, and (ii) the right to inspect all books and records (including rating agencies and analysts reports) and all facilities and properties of the Company and its Subsidiaries, including to the extent necessary for the preparation of the Shareholder’s financial statements and securities filings, provided, however, that (x) any confidential information provided by the Company to the Shareholder pursuant to this Section 6.2 shall be used only by the Shareholder to manage and evaluate its investment in the Company, and to prepare its financial statements and securities filings and (y) the Shareholder shall, and shall cause its and its Controlled Affiliates’ Representatives to, keep confidential all information and documents of the Company and its Affiliates obtained by the Shareholder, unless (i) the release of such information is required (by deposition, interrogatory, requests for information or documents by a Governmental Authority, subpoena or similar process) to be disclosed by applicable Law, provided that the Shareholder shall furnish only such information that the Shareholder’s legal counsel advises is legally required, and shall in good faith take all reasonable steps necessary to seek confidential treatment of such information by any Governmental Authority to which it is required to be furnished, and provided, further, that the Shareholder shall notify the Company promptly upon becoming aware of such disclosure requirement or (ii) such information is or becomes publicly known other than through a breach of this or any other agreement of which such Person has knowledge. Without limiting the foregoing, (x) as soon as available (and, in any event within sixty (60) days) after the end of each fiscal year of the Company (or the earlier date by which the information is required to be filed by the Exchange Act), the Company shall deliver to the Shareholder the annual financial statements required to be filed by the Company under the Exchange Act (or, if such financial statements are not required to be filed under the Exchange Act, such annual financial statements the Company would be required to file under the Exchange Act if the Company was subject to the reporting obligations of Section 13 of the Exchange Act), and (y) as soon as available after the first, second and third quarterly accounting periods in each fiscal year of the Company and in any event within forty-five (45) days (or the earlier date by which the information is required to be filed under the Exchange Act), the Company shall deliver the quarterly financial statements required to be filed by the Company under the Exchange Act (or, if such financial statements are not required to be filed under the Exchange Act, the financial statements the Company would be required to file under the Exchange Act if the Company was subject to the reporting obligations of Section 13 of the Exchange Act), together with such supporting detailed information as the Shareholder may reasonably request to enable it to prepare its own financial statements and securities filings. The Company shall reasonably cooperate with the Shareholder and the Controlled Affiliates and reasonably assist the Shareholder in connection with the inclusion of the Company’s financial statements and other information required in the Shareholder’s own financial statements and securities filings, including providing reasonable access to the Shareholder’s employees and outside accountants as may be required in connection therewith. The Shareholder shall reimburse the Company for all reasonable documented out-of-pocket costs and expenses incurred by the Company in connection with such cooperation and assistance. The Company may decline to provide the Shareholder with confidential, competitively sensitive information if providing such information, at the advice of the Company’s outside counsel, would be reasonably likely to violate applicable Law.

(b) The Shareholder shall, upon request in writing by the Company, as promptly as practicable, provide to the Company any information regarding the Shareholder and the Controlled Affiliates that is required for the Company to comply with applicable Laws (but only to the extent required), including the rules of any national securities exchange or inter-dealer quotation system on which the Company’s securities may be listed or quoted; provided, however, that nothing in the foregoing shall obligate the Shareholder to provide the Company any records relating to the negotiation and consummation of the transactions contemplated by this Agreement and the Merger Agreement, including confidential communications with financial and other advisors and legal counsel representing the Shareholder or any of its Affiliates, and confidential information provided by the Shareholder to the Company shall be used only by the Company for such purposes.

(c) The Shareholder hereby acknowledges that it is aware, and will advise its Representatives who are informed as to the matters which are the subject of this Agreement, that the United States securities Laws prohibit any Person who is in possession of material, non-public information concerning the matters that are the subject of this Agreement from purchasing or selling securities of the Company or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell securities, and that the Shareholder intends for it and its Representatives to comply with the requirements of such Laws.

Section 6.3 Other Business Activities.

(a) For so long as the Voting Power of the Shareholder is fifty percent (50%) or more, the Shareholder shall not, and shall cause the other Controlled Affiliates not to, engage in actions that would reasonably be expected to impair the executive officers of the Company and its Subsidiaries from conducting the Company’s and its Subsidiaries’ business or operations in a manner substantially consistent with such business or operations as of immediately following the Closing.

(b) Subject to Section 6.3(a) and without limiting anything contained in the Organizational Documents of the Company and its Subsidiaries, the Company hereby recognizes and acknowledges that the Shareholder and its Affiliates own, engage or participate in businesses and business activities that compete, or may compete, with the businesses of the Company and its Subsidiaries. Accordingly, it is hereby acknowledged and agreed that neither the execution of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby or thereby (including the Shareholder’s or the Controlled Affiliate’s ownership of Voting Securities) precludes or limits any of the Shareholders and its Affiliates from, directly or indirectly, owning, engaging or participating in any business or business activity at any time and in any geographical location, including such businesses or business activities that compete, or may compete, with the Company or its Subsidiaries or any of their respective businesses, except as expressly provided in Section 6.3(a).

ARTICLE VII.

EFFECTIVENESS AND TERMINATION

Section 7.1 Effectiveness. This Agreement shall take effect immediately upon the Closing and shall remain in effect until it is terminated pursuant to Section 7.2.

Section 7.2 Termination. At such time that the Shareholder’s Voting Power is twenty percent (20%) or less, all provisions of this Agreement, other than Section 3.9, Section 5.1(b), this Article VII and Article VIII (except for Section 8.1, Section 8.2 and Section 8.3), shall terminate; provided, that following termination of this Agreement the Shareholder shall have (i) one (1) additional Demand Registration, and (ii) unlimited piggyback registration rights pursuant to Section 3.2 in respect of any Piggyback Registration, and the provisions of Article III relating to such rights shall survive any termination of the other provisions of the Agreement until the earlier of such time that the Shareholder (A) ceases to own, directly or indirectly, a Registrable Amount, or (B) may sell all its remaining Registrable Securities without registration under the Securities Act.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 Public Announcement. The Shareholder and the Company shall reasonably cooperate and work in good faith with one another when preparing public announcements (including press releases) relating to the other Party or the Shareholder’s investments in the Company.

Section 8.2 Legend on Securities.

(a) Each certificate representing Voting Securities Beneficially Owned by the Shareholder or any of the Controlled Affiliates and subject to the terms of this Agreement shall bear the following legends (the “Legends”) on the face thereof (it being understood that if such shares are not certificated, other appropriate restrictions shall be implemented to give effect to the provisions of this Section 8.2):

(i) “THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON VOTING, TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN THAT CERTAIN SHAREHOLDER AGREEMENT, DATED [                    ], 2015, BETWEEN IBERDROLA USA, INC. AND IBERDROLA, S.A., AS THE SAME MAY BE AMENDED FROM TIME TO TIME (THE “AGREEMENT”), COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL OFFICE OF IBERDROLA USA, INC.”

(ii) “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER THAT ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.”

(b) Upon any acquisition by the Shareholder or any Controlled Affiliate of Beneficial Ownership of Voting Securities, the Shareholder shall, or shall cause any such Controlled Affiliate to, submit the certificates representing such Voting Securities to the Company so that the Legends (to the extent required by this Section 8.2 and, in the case of Section 8.2(a)(ii), to the extent applicable) may be placed thereon (if not so endorsed upon issuance).

(c) Upon request of the Shareholder and receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such Legend is no longer required under the Securities Act and applicable state laws, the Company shall promptly cause all or the applicable portion of the Legend to be removed from any certificate for any Voting Securities Beneficially Owned by the Shareholder or any of the Controlled Affiliates to be Transferred in accordance with the terms of this Agreement.

Section 8.3 Application of Agreement to Additional Voting Securities. Any additional Voting Securities of which the Shareholder or any of the Controlled Affiliates acquires Beneficial Ownership following the Closing shall be subject to this Agreement as fully as if such Voting Securities were Beneficially Owned by such Person as of the Closing.

Section 8.4 Remedies.

(a) Each Party acknowledges that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement. Each Party therefore agrees that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that the other Party shall, in addition to any other rights or remedies which it may have, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain the other Party and its Controlled Affiliates from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each Party hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by law, to have each provision of this Agreement specifically enforced against it and its Controlled Affiliates, without the necessity of posting bond or other security, and consents to the entry of injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

(b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party.

Section 8.5 Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the Parties and their respective successors and permitted assigns, and no such term or provision is for the benefit of, or intended to create any obligations to, any other Person, except as otherwise specifically provided in Section 3.9. Except as otherwise specifically provided in Section 4.4, neither this Agreement nor any rights or obligations hereunder shall be assignable by any Party without the prior written consent of the other Party, and the approval of any such assignment by the Shareholder shall require the approval of (i) the Company Board and (ii) a majority of the members of the Unaffiliated Committee.

Section 8.6 Amendments; Waivers. This Agreement may be amended only by an agreement in writing executed by the Company and the Shareholder; provided that any amendment of this Agreement shall require the approval of (i) the Company Board, and (ii) a majority of the members of the Unaffiliated Committee. Any Party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving Party. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 8.7 No Third Party Rights. Except as provided in Section 3.9, nothing expressed or referred to in this Agreement is intended to, or will be, construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim. The rights of third parties under Section 3.9 may be terminated, rescinded or modified by mutual agreement of the Parties, without the consent of any such third party.

Section 8.8 Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, in the case of delivery in person or by overnight courier, shall be deemed to have been duly given upon receipt) by delivery in person or overnight courier to the respective parties at the following addresses, delivery by electronic mail transmission to the respective parties at the following email addresses, or at such other address, or email address for a party as shall be specified in a notice given in accordance with this Section 8.8; provided, however, that delivery by electronic mail transmission shall be deemed to have been duly given upon receipt only if promptly confirmed by telephone:

if to the Shareholder:

Iberdrola, S.A.

Tomás Redondo 1

28033 Madrid, Spain

Telephone: +34 (91) 325 77 64

Attention: Manuel Toledano

Email: mtoledano@iberdrola.es

if to the Company, to:

Iberdrola USA, Inc.

52 Farm View Drive

New Gloucester, Maine 04260

Telephone: 207-688-6363

Attention: R. Scott Mahoney, General Counsel

Email: scott.mahoney@iberdrolausa.com

Section 8.9 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the any choice or conflict of law principles or rules (whether of the State of New York or any other jurisdiction) that would mandate the application of the Laws of any jurisdiction other than the State of New York. Subject to Section 8.10, the Parties hereby consent to personal jurisdiction in any action brought with respect to this Agreement and the transactions contemplated hereunder (including any action to enforce any arbitration award under this Agreement) in the competent courts of the State of New York, or, if such courts do not have subject matter jurisdiction, the federal courts sitting in the State of New York, and the Parties agree that service of process may be accomplished pursuant to Section 8.8. Notwithstanding anything to the contrary in this Section 8.9(a), if at any time hereafter the Company is redomiciled to Delaware, the phrase “State of New York” in this Section 8.9(a) shall automatically be replaced with the phrase “State of Delaware”.

(b) EACH PARTY HEREBY WAIVES ITS RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT (INCLUDING IN CONNECTION WITH ANY ACTION TO ENFORCE AN ARBITRATORS’ DECISION OR AWARD PURSUANT TO Section 8.10).

Section 8.10 Disputes Resolution.

(a) The Parties agree that any and all disputes, controversies or claims arising out of or relating to this Agreement shall be submitted for mediation, and if the matter is not resolved through mediation, then it shall be submitted to the American Arbitration Association, for final and binding arbitration pursuant to the other provisions of this Section 8.10. Either Party, or the Unaffiliated Committee on behalf of the Company upon resolution approved by a majority of the members of the Unaffiliated Committee, may commence mediation by providing to the other Party a written request for mediation, setting forth the subject of the dispute and the relief requested. The Parties shall select a mediator and the procedures under which the mediation is to be conducted by mutual agreement, provided that if, on the date that is thirty (30) days after the written request for mediation is given, the Parties have not agreed upon a mediator and such procedures, then the Parties shall provide to the American Arbitration Association a written request for mediation under the American Arbitration Association’s Commercial Mediation Procedures, setting forth the subject of the dispute and the relief requested, and a neutral mediator shall be appointed by the American Arbitration Association administrator. The Parties will cooperate with the American Arbitration Association and with one another in scheduling the mediation proceedings. The Parties agree that they will participate in the mediation in good faith and that they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the Parties, their Representatives, and by the mediator or any American Arbitration Association employees (including, for the avoidance of doubt, any true and correct translations thereof), are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the Parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or nondiscoverable as a result of its use in the mediation. Either Party, or the Unaffiliated Committee on behalf of the Company upon resolution approved by a majority of the members of the Unaffiliated Committee, may initiate arbitration by notice (a “Request for Arbitration”) to any other Party at any time following the initial mediation session or at any time following 45 days from the date of filing the written request for mediation, whichever occurs first (“Earliest Initiation Date”). The mediation may continue after the commencement of arbitration if the Parties so desire. At no time prior to the Earliest Initiation Date shall either side initiate an arbitration or litigation related to this Agreement except to pursue a provisional remedy that is authorized by law or by American Arbitration Association rules or by agreement of the Parties. However, this limitation is inapplicable to a Party if the other Party refuses to comply with the requirements of this Section 8.10(a). All applicable statutes of limitation and defenses based upon the passage of time shall be tolled until 15 days after the Earliest Initiation Date. The Parties will take such action, if any, required to effectuate such tolling. If a mediation or arbitration is commenced by the Unaffiliated Committee on behalf of the Company, the Unaffiliated Committee on behalf of the Company shall be empowered to do or cause to be done (or forebear from doing) any and all acts reasonably deemed by a majority of the members of the Unaffiliated Committee to be necessary or appropriate in furtherance of the purposes of the Company with respect to such mediation or arbitration, including without limitation determining to settle, resolve, withdraw or appeal such mediation or arbitration.

(b) Subject to Section 8.10(a), any and all disputes, controversies or claims arising out of, relating to or in connection with this Agreement or the negotiation, execution or performance hereof, including any dispute regarding its arbitrability, shall be exclusively and finally settled by arbitration administered by the American Arbitration Association, provided that a Request for Arbitration is given after the Earliest Initiation Date (except as otherwise provided in Section 8.10(a)). An arbitration shall be conducted in accordance with the American Arbitration Association rules governing commercial arbitration in effect at the time the Request for Arbitration is filed (the “AAA Rules”), except as they may be modified by the provisions of this Agreement. The place of the arbitration shall be New York City, New York. The arbitration shall be conducted by an arbitrator appointed by mutual agreement of the Parties; provided that in the event the Parties fail to agree on the appointment of an arbitrator within fifteen (15) days after delivery of the Request for Arbitration, such arbitrator shall be appointed by the American Arbitration Association pursuant to the AAA Rules. If the arbitrator is appointed by the American Arbitration Association, such arbitrator shall be a retired judge or justice from any United States federal jurisdiction. Any arbitrator shall have had no business relationship (other than acting as arbitrator or mediator) or familial relationship with any Party, or any Affiliate of any Party, or any Representative of any Party in a significant matter during the past ten (10) years. The arbitration shall commence within thirty (30) days after the appointment of the arbitrator; the arbitration shall be completed within sixty (60) days of commencement; and the arbitrator’s award shall be made within thirty (30) days following such completion. The Parties may mutually agree to extend the time limits specified in the foregoing Section 8.10(b).

(c) The arbitrators will apply the substantive law (and the law of remedies, if applicable) as provided in Section 8.9(a), and will be without power to apply any different substantive law, and, for the avoidance of doubt, shall maintain all proceedings in confidence. The arbitrators will render an award and a written opinion in support thereof. Such award shall include the costs related to the arbitration and reasonable attorneys’ fees and expenses to the prevailing Party. The arbitrators shall also have the authority to grant provisional remedies, including injunctive relief, and to award specific performance. The arbitrators may entertain a motion to dismiss and/or a motion for summary judgment by either Party, applying the standards governing such motions under the Federal Rules of Civil Procedure, and may rule upon any claim or counterclaim (or any portion thereof), without holding an evidentiary hearing, if, after affording the Parties an opportunity to present written submission and documentary evidence, the arbitrators conclude that there is no material issue of fact and that the claim or counterclaim (or a portion thereof) may be determined as a matter of law. The Parties waive, to the fullest extent permitted by law, any rights to appeal, or to review of, any arbitrators’ award by any court. The arbitrators’ award shall be final and binding, and judgment on the award may be entered in any court of competent jurisdiction. Notwithstanding anything in this Agreement to the contrary, either Party may seek injunctive relief, specific performance, or other equitable remedies from a court in accordance with Section 8.9(a).

Section 8.11 Construction. The language used in this Agreement shall be deemed to be the language the Parties have chosen to express their mutual intent, and no rule of strict construction will be applied against any Party.

Section 8.12 Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof. This Agreement supersedes all prior agreements and understandings between the Parties with respect to its subject matter. In the event of any inconsistency, discrepancy or contradiction between the provisions of the Merger Agreement and the provisions of this Agreement, the provisions of this Agreement shall control.

Section 8.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction or invalid or unenforceable in any situation shall, as to that jurisdiction or to that situation, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction or in any other situation. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 8.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth at the head of this Agreement.

IBERDROLA, S.A.

By:
Name:
Title:

IBERDROLA USA, INC.

By:
Name:
Title:

[Signature Page to Shareholder Agreement]

Annex C

1585 Broadway

New York, NY 10036

CONFIDENTIAL

February 25, 2015

Board of Directors

UIL Holdings Corporation

157 Church Street

New Haven, Connecticut 06506

Members of the Board:

We understand that UIL Holdings Corporation (the “Company”), Iberdrola USA, Inc. (the “Buyer”) and Green Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 25, 2015 (the “Merger Agreement”), which provides, among other things, that the Company shall merge with and into Acquisition Sub (the “Merger”) with Acquisition Sub surviving the Merger. Pursuant to the Merger, each outstanding share of common stock, no par value, of the Company (the “Company Common Stock”), other than shares held by the Company (as treasury shares or otherwise, other than any shares owned on behalf of third parties), will be converted into the right to receive (x) one validly issued ordinary share, par value $0.01 per share, of the Buyer (the “Buyer Common Stock”), subject to adjustment in certain circumstances (the “Stock Consideration”) and (y) $10.50 per share in cash (together with the Stock Consideration, the “Consideration”). The Merger Agreement also provides that immediately prior to the consummation of the Merger, the Buyer shall issue additional shares of Buyer Common Stock to its parent company (“Buyer Parent”) so that, after giving effect to the Merger, Buyer Parent shall own 81.50% of the outstanding shares of Buyer Common Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the management of the Company with respect to the Company, and, based on modified financial projections received from the Buyer, with respect to the Buyer;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Buyer, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Merger Agreement, and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions that are material to our analysis, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company. Our opinion also does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and its affiliates and the Company and have received fees in connection with such services. Morgan Stanley and its affiliates are also currently providing financial advisory services to an affiliate of the Buyer in connection with a transaction that is unrelated to the Merger and is not material to the Buyer and its affiliates. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and its affiliates and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, Buyer Parent, the Company, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ R. Todd Giardinelli
R. Todd Giardinelli
Managing Director

Annex D

CERTIFICATE OF INCORPORATION

STOCK CORPORATION

USE INK. COMPLETE ALL SECTIONS. PRINT OR TYPE. ATTACH 81/2 X 11 SHEETS IF NECESSARY.

FILING #0005284230 PG 01 OF 04 VOL B-02038 FILED 02/24/2015 01:19 PM PAGE 01825 SECRETARY OF THE STATE CONNECTICUT SECRETARY OF THE STATE

FILING PARTY (CONFIRMATION WILL BE SENT TO THIS ADDRESS):			FILING FEE: $250

NAME:	George Lofaso		INCLUDES FRANCHISE TAX UP TO
ADDRESS:	c/o Latham & Watkins LLP		20,000 SHARES
	885 Third Avenue		MAKE CHECKS PAYABLE TO
CITY:	New York		“SECRETARY OF STATE”
STATE:	NY	ZIP: 10022

1. NAME OF CORPORATION:
Green Merger Sub, Inc.
2. TOTAL NUMBER OF AUTHORIZED SHARES:
1,000
IF THE CORPORATION HAS MORE THAN ONE CLASS OF SHARES, IT MUST DESIGNATE EACH CLASS AND THE NUMBER OF SHARES AUTHORIZED WITHIN EACH CLASS BELOW.

CLASS:	NUMBER OF SHARES PER CLASS:
Common Stock of no par value.	1,000
3. TERMS, LIMITATIONS, RELATIVE RIGHTS AND PREFERENCES OF EACH CLASS OF SHARES AND SERIES THEREOF PURSUANT TO CONN. GEN. STAT. SECTION 33-665: None

FILING #0005284230 PG 02 OF 04 VOL B-02038 FILED 02/24/2015 01:19 PM PAGE 01826 SECRETARY OF THE STATE CONNECTICUT SECRETARY OF THE STATE

4. APPOINTMENT OF REGISTERED AGENT: [PLEASE SELECT ONLY ONE (A OR B) AND PRINT OR TYPE NAME OF AGENT.] A. INDIVIDUAL’S AGENT NAME:

BUSINESS ADDRESS: (P.O. BOX UNACCEPTABLE) ADDRESS: CITY: STATE: ZIP:	RESIDENCE ADDRESS: (P.O. BOX UNACCEPTABLE) ADDRESS: CITY: STATE: ZIP:
B. BUSINESS ENTITY: C T Corporation System ADDRESS: (P.O. BOX UNACCEPTABLE) ADDRESS: One Corporate Center, Fl. 14 CITY: Hartford STATE: CT ZIP: 06103-3220

ACCEPTANCE OF APPOINTMENT C T Corporation System
SIGNATURE OF AGENT:	/s/ Joe Villeda	Joe Villeda Assistant Secretary

5. ELECTION OF BENEFIT CORPORATION STATUS (MUST check box if applicable.):

The Corporation elects to be a Benefit Corporation. In addition to any other stated purposes for which the corporation is formed, the corporation shall also have the purpose to create a general public benefit as defined in the Connecticut Benefit Corporation Act. [NOTE: If the corporation also seeks to have one or more specific public benefit(s) in addition to the general public benefit, then the corporation must set forth the specific public benefit(s), if any, in Box 6, below, under “Other Provisions”.]

6. OTHER PROVISIONS: Attached.
7. CORPORATION EMAIL ADDRESS - REQUIRED: (IF NONE, MUST STATE “NONE.”) None.

FILING #0005284230 PG 04 OF 04 VOL B-02038 FILED 02/24/2015 01:19 PM PAGE 01828 SECRETARY OF THE STATE CONNECTICUT SECRETARY OF THE STATE

8. EXECUTION: CERTIFICATE MUST BE SIGNED BY EACH INCORPORATOR DATED THIS 23rd DAY OF February , 2015

NAME OF INCORPORATOR(S) (print or type)	ADDRESS		SIGNATURE(S)

George Lofaso	ADDRESS: CITY: STATE:	c/o Latham & Watkins LLP 885 Third Avenue New York NY ZIP: 10022	/s/ George Lofaso

	ADDRESS: CITY: STATE:	ZIP:

	ADDRESS: CITY: STATE:	ZIP:

FILING #0005284230 PG 03 OF 04 VOL B-02038 FILED 02/24/2015 01:19 PM PAGE 01827 SECRETARY OF THE STATE CONNECTICUT SECRETARY OF THE STATE

ATTACHMENT TO THE CERTIFICATE OF INCORPORATION

OF

GREEN MERGER SUB, INC.

1.	The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Connecticut Business Corporation Act as it now exists or may hereafter be amended and supplemented.

2.	In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the bylaws of the Corporation.

3.	No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of duty as a director for an amount that is in excess of the compensation received by the director for serving the corporation during the year of the violation if such breach did not: (A) involve a knowing and culpable violation of law by the director, (B) enable the director or an associate, as defined in section 33-840 of the Connecticut Business Corporation Act, to receive an improper personal economic gain, (C) show a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (D) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to the corporation, or (E) create liability under section 33-757 Connecticut Business Corporation Act, provided that this limitation of liability provision shall not limit or preclude the liability of a director for any act or omission occurring prior to the effective date of this provision. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

BYLAWS

OF

GREEN MERGER SUB, INC.

(a Connecticut corporation)

Adopted as of February 25, 2015

ARTICLE I.

IDENTIFICATION; OFFICES

Section 1. NAME. The name of the corporation is Green Merger Sub, Inc. (the “Corporation”).

Section 2. PRINCIPAL AND BUSINESS OFFICES. The Corporation may have such principal and other business offices, either within or outside of the state of Connecticut, as the Board of Directors may designate or as the Corporation’s business may require from time to time.

Section 3. REGISTERED AGENT AND OFFICE. The Corporation’s registered agent may be changed from time to time by or under the authority of the Board of Directors. The address of the Corporation’s registered agent may change from time to time by or under the authority of the Board of Directors, or the registered agent. The business office of the Corporation’s registered agent shall be identical to the registered office. The Corporation’s registered office may be but need not be identical with the Corporation’s principal office in the State of Connecticut. The Corporation’s initial registered office shall be in the City of Hartford, County of Hartford, State of Connecticut.

Section 4. PLACE OF KEEPING CORPORATE RECORDS. The records and documents required by law to be kept by the Corporation permanently shall be kept at the Corporation’s principal office or as the Board of Directors may designate.

ARTICLE II.

STOCKHOLDERS

Section 1. ANNUAL MEETING. An annual meeting of the stockholders shall be held on such date as may be determined by resolution of the Board of Directors. At each annual meeting, the stockholders shall elect directors to hold office for the term provided in Section 1 of Article III of these Bylaws.

Section 2. SPECIAL MEETING. A special meeting of the stockholders may be called by the President of the Corporation, the Board of Directors, or by such other officers or persons as the Board of Directors may designate.

Section 3. PLACE OF STOCKHOLDER MEETINGS. The Board of Directors may designate any place, either within or without the State of Connecticut, as the place of meeting for any annual meeting or for any special meeting.

Section 4. NOTICE OF MEETINGS. Unless waived as herein provided, whenever stockholders are required or permitted to take any action at a meeting, written notice of the meeting shall be given stating the place, if any, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at the stockholder’s address as it appears on the records of the Corporation. If electronically transmitted, then notice is deemed given when transmitted and directed to a facsimile number or electronic mail address at which the stockholder has consented to receive notice. An affidavit of the secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

When a meeting is adjourned to reconvene at the same or another place, if any, in accordance with Section 5 of Article II of these Bylaws, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.

Section 5. QUORUM AND ADJOURNED MEETINGS. Unless otherwise provided by law or the Corporation’s Certificate of Incorporation, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders. If a majority of the shares entitled to vote at a meeting of stockholders is present in person or represented by proxy at such meeting, such stockholders may continue to transact business until adjournment, notwithstanding the withdrawal of such number of stockholders as may leave less than a quorum. If less than a majority of the shares entitled to vote at a meeting of stockholders is present in person or represented by proxy at such meeting, a majority of the shares so represented may adjourn the meeting from time to time, to reconvene at the same or another place, if any, and notice need not be given of any such adjourned meeting if the time, date, place, if any, thereof; provided, however, that if the adjournment is for more than thirty (30) days a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting.

Section 6. FIXING OF RECORD DATE.

(a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) For the purpose of determining stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is established by the Board of Directors, and which date shall not be more than ten (10) days after the date on which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Connecticut, its principal office, or an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Delivery to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders’ consent to corporate action in writing without a meeting shall be the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect to any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix the record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining the stockholders for any such purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 7. VOTING LIST. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (i) by a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to the stockholders of the Corporation. The list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. Except as otherwise provided by law, such list shall be the only evidence as to the identity of stockholders entitled to examine the list of stockholders required by this Section 7 or to vote in person or by proxy at any meeting of the stockholders. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list.

Section 8. VOTING. Unless otherwise provided by the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by each stockholder. In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors shall be elected by plurality of the votes of the shares present in person or represented by a proxy at the meeting entitled to vote on the election of directors.

Section 9. PROXIES. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

Section 10. RATIFICATION OF ACTS OF DIRECTORS AND OFFICERS. Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation, any transaction or contract or act of the Corporation or of the directors or the officers of the Corporation may be ratified by the affirmative vote of the holders of the number of shares which would have been necessary to approve such transaction, contract or act at a meeting of stockholders, or by the written consent of stockholders in lieu of a meeting.

Section 11. INFORMAL ACTION OF STOCKHOLDERS. Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be delivered to the Corporation by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented in writing.

A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and the date on which such stockholder or proxy holder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its principal place of business or to an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 12. ORGANIZATION. Such person as the Board of Directors may designate or, in the absence of such a designation, the president of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of such meeting. In the absence of the secretary of the Corporation, the chairman of the meeting shall appoint a person to serve as secretary at the meeting.

ARTICLE III.

DIRECTORS

Section 1. NUMBER AND TENURE OF DIRECTORS. The number of directors of the Corporation shall be determined from time to time by the Board. Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal. Any director may resign at any time upon written notice to the Corporation.

Section 2. ELECTION OF DIRECTORS. Except as otherwise provided in these Bylaws, directors shall be elected at the annual meeting of stockholders. Directors need not be residents of the State of Connecticut. Elections of directors need not be by written ballot.

Section 3. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the President or at least one-third of the number of directors constituting the whole Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may fix any time, date or place, either within or without the State of Connecticut, for holding any special meeting of the Board of Directors called by them.

Section 4. NOTICE OF SPECIAL MEETINGS OF THE BOARD OF DIRECTORS. Notice of any special meeting of the Board of Directors shall be given, orally or in writing, by the person or persons calling the meeting to all directors at least two (2) days previous thereto. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail so addressed, with first-class postage thereon prepaid. If sent by any other means (including facsimile, courier, electronic mail or express mail, etc.), such notice shall be deemed to be delivered when actually delivered to the home or business address, electronic address or facsimile number of the director.

Section 5. QUORUM. A majority of the total number of directors as provided in Section 1 of Article III of these Bylaws shall constitute a quorum for the transaction of business. If less than a majority of the directors are present at a meeting of the Board of Directors, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 6. VOTING. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the Connecticut Business Corporation Act or the Certificate of Incorporation requires a vote of a greater number.

Section 7. VACANCIES. Vacancies in the Board of Directors may be filled by a majority vote of the Board of Directors at a meeting at which a quorum is present or by an election either at an annual meeting or at a special meeting of the stockholders called for that purpose. Any directors elected by the stockholders to fill a vacancy shall hold office for the balance of the term for which he or she was elected. A director appointed by the Board of Directors to fill a vacancy shall serve until the next meeting of stockholders at which directors are elected.

Section 8. REMOVAL OF DIRECTORS. A director, or the entire Board of Directors, may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Section 9. WRITTEN ACTION BY DIRECTORS. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee. Without limiting the manner by which consent may be given, members of the Board of Directors may consent by delivery of an electronic transmission when such transmission is directed to a facsimile number or electronic mail address at which the Corporation has consented to receive such electronic transmissions, and copies of the electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 10. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of the Board of Directors, or committee thereof, by means of conference telephone or similar communications equipment as long as all persons participating in the meeting can speak with and hear each other, and participation by a director pursuant to this Section 3.10 shall constitute presence in person at such meeting.

Section 11. COMPENSATION OF DIRECTORS. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV.

WAIVER OF NOTICE

Section 1. WRITTEN WAIVER OF NOTICE. A written waiver of any required notice, signed by or electronically transmitted by the person entitled to notice, whether before or after the date stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

Section 2. ATTENDANCE AS WAIVER OF NOTICE. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, and objects, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE V.

COMMITTEES

Section 1. GENERAL PROVISIONS. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member at any meeting of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

ARTICLE VI.

OFFICERS

Section 1. GENERAL PROVISIONS. The Board of Directors shall elect a President and a Secretary of the Corporation. The Board of Directors may also elect a Chairman of the Board, one or more Vice Chairmen of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries and Assistant Treasurers and such additional officers as the Board of Directors may deem necessary or appropriate from time to time. Any two or more offices may be held by the same person. The officers elected by the Board of Directors shall have such duties as are hereafter described and such additional duties as the Board of Directors may from time to time prescribe.

Section 2. ELECTION AND TERM OF OFFICE. The officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as may be convenient. New offices of the Corporation may be created and filled and vacancies in offices may be filled at any time, at a meeting or by the written consent of the Board of Directors. Unless removed pursuant to Section 3 of Article VI of these Bylaws, each officer shall hold office until his successor has been duly elected and qualified, or until his earlier death or resignation. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 3. REMOVAL OF OFFICERS. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person(s) so removed.

Section 4. THE CHIEF EXECUTIVE OFFICER. The Board of Directors shall designate an individual who will be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall be the principal executive officer of the Corporation and shall in general supervise and control all of the business and affairs of the Corporation, unless otherwise provided by the Board of Directors. The Chief Executive Officer shall preside at all meetings of the stockholders and of the Board of Directors and shall see that orders and resolutions of the Board of Directors are carried into effect. The Chief Executive Officer may sign bonds, mortgages, certificates for shares and all other contracts and documents whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation. The Chief Executive Officer shall have general powers of supervision and shall be the final arbiter of all differences between officers of the Corporation and his decision as to any matter affecting the Corporation shall be final and binding as between the officers of the Corporation subject only to the Board of Directors.

Section 5. THE PRESIDENT. In the absence of the Chief Executive Officer or in the event of his inability or refusal to act, if the Chairman of the Board or another individual has not been designated Chief Executive Officer, the President shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. At all other times the President shall have the active management of the business of the Corporation under the general supervision of the Chief Executive Officer. The President shall have concurrent power with the Chief Executive Officer to sign bonds, mortgages, certificates for shares and other contracts and documents, whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors, or by these Bylaws to some other officer or agent of the Corporation. In general, the President shall perform all duties incident to the office of president and such other duties as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

Section 6. THE CHAIRMAN OF THE BOARD. The Chairman of the Board, if one is chosen, shall be chosen from among the members of the board. If the Chairman of the Board has not been designated Chief Executive Officer, the Chairman of the Board shall perform such duties as may be assigned to the Chairman of the Board by the Chief Executive Officer or by the Board of Directors.

Section 7. THE VICE CHAIRMAN OF THE BOARD. In the absence of the Chief Executive Officer or in the event of his inability or refusal to act, if the Chairman of the Board or another individual has not been designated Chief Executive Officer, the Vice Chairman, or if there be more than one, the Vice Chairmen, in the order determined by the Board of Directors, shall perform the duties of the Chief Executive Officer, and when so acting shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. At all other times, the Vice Chairman or Vice Chairmen shall perform such duties and have such powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

Section 8. THE VICE PRESIDENT. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Executive Vice President and then the other Vice President or Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall perform such other duties and have such other powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

Section 9. THE SECRETARY. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision he shall be. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

Section 10. THE ASSISTANT SECRETARY. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

Section 11. THE TREASURER. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond (which shall be renewed every six (6) years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

Section 12. THE ASSISTANT TREASURER. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Chief Executive Officer or the Board of Directors may from time to time prescribe.

Section 13. OTHER OFFICERS, ASSISTANT OFFICERS AND AGENTS. Officers, Assistant Officers and Agents, if any, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the board of directors.

Section 14. ABSENCE OF OFFICERS. In the absence of any officer of the Corporation, or for any other reason the Board of Directors may deem sufficient, the Board of Directors may delegate the powers or duties, or any of such powers or duties, of any officers or officer to any other officer or to any director.

Section 15. COMPENSATION. The Board of Directors shall have the authority to establish reasonable compensation of all officers for services to the Corporation.

ARTICLE VII.

INDEMNIFICATION

Section 1. RIGHT TO INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person in such proceeding. Notwithstanding the preceding sentence, except as provided in the following sentence or otherwise provided in Section 3 of Article VII of these Bylaws, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in advance by the Board of Directors. Notwithstanding anything to the contrary in this Article VII, the Corporation must indemnify any director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the Corporation against reasonable expenses incurred by him or her in connection with the proceeding.

Section 2. PREPAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS. The Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, such Covered Person, to the extent applicable, complies with Section 33-773 of the Connecticut Business Corporation Act and, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VII or otherwise.

Section 3. CLAIMS BY DIRECTORS AND OFFICERS. If a claim for indemnification or advancement of expenses under this Article VII is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

Section 4. INDEMNIFICATION OF EMPLOYEES AND AGENTS. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred by such person in connection with such proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized in advance by the Board of Directors.

Section 5. ADVANCEMENT OF EXPENSES OF EMPLOYEES AND AGENTS. The Corporation may pay the expenses (including attorney’s fees) incurred by an employee or agent in defending any proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

Section 6. NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 7. OTHER INDEMNIFICATION. The Corporation’s obligation, if any, to indemnify any person who was or is serving as a director, officer or employee of another corporation, partnership, joint venture, trust, organization or other enterprise shall not be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, organization or other enterprise.

Section 8. INSURANCE. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article VII; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article VII.

Section 9. AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Covered Person and such person’s heirs, executors and administrators.

ARTICLE VIII.

CERTIFICATES FOR SHARES

Section 1. CERTIFICATES OF SHARES. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, Chief Executive Officer, or the President or Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation representing the number of shares registered in certificate form. Any or all the signatures on the certificate may be a facsimile.

Section 2. SIGNATURES OF FORMER OFFICER, TRANSFER AGENT OR REGISTRAR. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person or entity were such officer, transfer agent or registrar at the date of issue.

Section 3. TRANSFER OF SHARES. Transfers of shares of the Corporation shall be made only on the books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of certificate for such shares. Prior to due presentment of a certificate for shares for registration of transfer, the Corporation may treat a registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise have and exercise all of the right and powers of an owner of shares.

Section 4. LOST, DESTROYED OR STOLEN CERTIFICATES. Whenever a certificate representing shares of the Corporation has been lost, destroyed or stolen, the holder thereof may file in the office of the Corporation an affidavit setting forth, to the best of his knowledge and belief, the time, place, and circumstance of such loss, destruction or theft together with a statement of indemnity sufficient in the opinion of the Board of Directors to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate. Thereupon the Board may cause to be issued to such person or such person’s legal representative a new certificate or a duplicate of the certificate alleged to have been lost, destroyed or stolen. In the exercise of its discretion, the Board of Directors may waive the indemnification requirements provided herein.

ARTICLE IX.

DIVIDENDS

Section 1. DECLARATIONS OF DIVIDENDS. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. REQUIREMENTS FOR PAYMENT OF DIVIDENDS. Before payment of any dividend there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interests of the Corporation, and the directors may abolish any such reserve.

ARTICLE X.

GENERAL PROVISIONS

Section 1. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. CHECKS, DRAFTS, ETC.. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by one or more officers or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. DEPOSITS. The funds of the Corporation may be deposited or invested in such bank account, in such investments or with such other depositaries as determined by the Board of Directors.

Section 5. FISCAL YEAR. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 6. SEAL. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Connecticut”. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 7. ANNUAL STATEMENT. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the Corporation.

ARTICLE XI.

AMENDMENTS

Section 1. AMENDMENTS. These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 721 of the New York Business Corporation Law, or the NYBCL, provides that a corporation may indemnify a director or officer by a provision contained in the certificate of incorporation or bylaws or by a duly authorized resolution of its shareholders or directors or by agreement, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and material to the cause of action, or that such director or officer personally gained in fact a financial profit or other advantage to which he was not legally entitled.

The combined company’s amended and restated bylaws to be effective upon the completion of the merger will provide that the combined company will indemnify and hold harmless to the fullest extent authorized by the NYBCL, any person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of the combined company or, while a director or officer of the combined company, is or was serving at the request of the combined company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against losses, costs and expenses actually and reasonably incurred by him or her in connection with the defense, resolution or settlement of such proceeding, if he or she acted in accordance with the certificate of incorporation and bylaws or otherwise acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Iberdrola USA.

Section 722 of the NYBCL provides that a corporation may, except for shareholder derivative suits, indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, if the director or officer acted in good faith, for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose that he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action that is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such individual has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.

Section 723 of the NYBCL provides, in general, that any individual who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to Section 724 of the NYBCL, any indemnification under the NYBCL may be made only if indemnification is authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by the disinterested directors if a quorum is available, or, if the quorum so directs or is unavailable, (i) the board of directors upon the written opinion of independent legal counsel or (ii) the shareholders.

The combined company intends to maintain upon completion of the merger an officer’s and director’s liability insurance policy insuring its officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring the combined company under certain circumstances, in the event that indemnification payments are made to such officers and directors, in accordance with Section 726 of the NYBCL, which authorizes the purchase and maintenance of such insurance.

The combined company will also enter into indemnification agreements, or the indemnification agreements, with certain of its directors and officers, each an “indemnitee.” The indemnification agreements, among other things, provide for indemnification if (i) the indemnitee is or was a party or is threatened to be made a party to or a participant in any proceeding, other than by or in the right of the combined company to a procure a judgment in its favor, against all expenses, judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the combined company, which approval shall not be unreasonably withheld), including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred by an indemnitee or on the indemnitee’s behalf in connection with any such proceeding or any claim, issue or matter therein, or (ii) if the indemnitee is or is threatened to be made a party to or a participant in any proceeding by or in the right of the combined company to procure a judgment in its favor by reason of the indemnitee’s status as a director, officer or a similar corporate status (as such term is defined in the indemnification agreements), against all expenses actually and reasonably incurred by the indemnitee or on the indemnitee’s behalf in connection with any such proceeding or any claim, issue or matter therein.

The indemnification agreements do not provide for indemnification (a) if indemnification is requested under clause (i) or (ii) above and (b) the indemnitee (w) failed to act in good faith, (x) failed to act in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the combined company and not as the result of active and deliberate dishonesty, (y) gained a financial profit or other advantage to which the indemnitee is or was not legally entitled or (z) solely with respect to requests for indemnification under clause (i), in the case of a criminal proceeding, had reasonable cause to believe that the indemnitee’s conduct was unlawful.

The indemnification agreements also provide that the combined company shall not be obligated to make any indemnification payment in connection with any claim made against the indemnitee (i) for which payment has actually been made to or on behalf of the indemnitee under any insurance policy or other indemnity provision, except with respect to any excess beyond the amount paid under any insurance policy or other indemnity provision, (ii) for an accounting of profits made from the purchase and sale (or sale and purchase) by the indemnitee of securities of the combined company within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law, (iii) for any reimbursement of the combined company by the indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by the indemnitee from the sale of securities of the combined company, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the combined company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, or the payment to the combined company of profits arising from the purchase and sale by the indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act), or (iv) in connection with any proceeding (or any part thereof) initiated by the indemnitee, including any proceeding (or any part thereof) initiated by the indemnitee against the combined company or its directors, officers, employees or other indemnitees, unless (A) the Iberdrola USA board authorized the proceeding (or part thereof) prior to its initiation or (B) the combined company provides the indemnification, in its sole discretion, pursuant to the powers vested in the combined company under applicable law.

Section 402(b) of the NYBCL permits corporations to eliminate or limit the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity except liability of a director (i) whose acts or omissions were in bad faith, involved intentional misconduct or a knowing violation of law, (ii) who personally gained a financial profit or other advantage to which he or she was not legally entitled or (iii) whose acts violated Section 719 of the NYBCL.

The restated certificate of incorporation of the combined company will provide that to the maximum extent permitted by the NYBCL, no director will be personally liable to the combined company or its shareholder for damages for any breach of duty (including fiduciary duty) as a director. If the NYBCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the combined company will be eliminated or limited to the fullest extent permitted by the NYBCL, as so amended.

The foregoing summaries are necessarily subject to the complete text of the NYBCL, the combined company’s restated certificate of incorporation and amended and restated bylaws, and the arrangements referred to above and are qualified in their entirety by reference thereto.

Item 21. Exhibits and Financial Statement Schedules

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Gloucester, State of Maine, on October 20, 2015.

Iberdrola USA, Inc.

By:	/s/ Robert Daniel Kump
Robert Daniel Kump
Director and Chief Corporate Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert Daniel Kump Robert Daniel Kump	Director and Chief Corporate Officer (Principal Executive Officer)	October 20, 2015

/s/ Pablo Canales Abaitua Pablo Canales Abaitua	Chief Financial Officer and Controller (Principal Financial and Accounting Officer)	October 20, 2015

* Ignacio Sánchez Galán	Chairman of the Board	October 20, 2015

* John E. Baldacci	Director	October 20, 2015

* Pedro Azagra Blázquez	Director	October 20, 2015

* Alfredo Elías Ayub	Director	October 20, 2015

* Santiago Martinez Garrido	Director	October 20, 2015

* Juan Carlos Rebollo Liceaga	Director	October 20, 2015

* José Sainz Armada	Director	October 20, 2015

* Alan D. Solomont	Director	October 20, 2015

*	Robert Daniel Kump signs this Amendment No. 2 to the Registration Statement on behalf of the indicated persons for whom he is attorney-in-fact, pursuant to the powers of attorney filed with the Registration Statement on July 17, 2015.

By:	/s/ Robert Daniel Kump
Robert Daniel Kump
Attorney-in-fact

Dated: October 20, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of February 25, 2015, by and among Iberdrola USA, Inc., Green Merger Sub, Inc. and UIL Holdings Corporation (attached as Annex A to the proxy statement/prospectus included in this Registration Statement).+

3.1	Certificate of Incorporation of Iberdrola USA, Inc.**

3.2	Bylaws of Iberdrola USA, Inc.**

3.3	Form of Restated Certificate of Incorporation of Iberdrola USA, Inc.

3.4	Form of Amended and Restated Bylaws of Iberdrola USA, Inc.

4.1	Specimen Common Stock Certificate.

5.1	Opinion of White & Case LLP as to the validity of shares to be issued.

8.1	Form of Opinion of Latham & Watkins LLP regarding certain federal income tax matters.

8.2	Form of Opinion of Sullivan & Cromwell LLP regarding certain federal income tax matters.

10.1	Form of Shareholder Agreement, between Iberdrola USA, Inc. and Iberdrola, S.A. (attached as Annex B to the proxy statement/prospectus included in this Registration Statement).

10.2	Service Agreement, dated January 1, 2015, between Iberdrola USA Management Corporation and Iberdrola USA, Inc.**

10.3	Lease, dated as of July 7, 2003, between October Corporation and Energy East Management Corporation.**

10.4	First Amendment to Lease, effective as of July 10, 2012, between October Corporation and Iberdrola USA Management Corporation.**

10.5	Second Amended and Restated Five-Year Revolving Credit Agreement, dated as of May 30, 2012, among Iberdrola USA, Inc., as Borrower, The Several Lenders from Time to Time Parties Hereto, Citibank N.A., as Administrative Agent, and Sovereign Bank, N.A. and TD Bank N.A., as Syndication Agents.**

10.6	First Amendment to the Second Amended and Restated Five-Year Revolving Credit Agreement, dated as of May 7, 2013, among Iberdrola USA, Inc., Citibank N.A. and the other parties named therein.**

10.7	Second Amendment to the Second Amended and Restated Five-Year Revolving Credit Agreement, dated as of November 25, 2013, among Iberdrola USA, Inc., Citibank, N.A., and other parties named therein.**

10.8	Third Amendment to the Second Amended and Restated Five-Year Revolving Credit Agreement, dated as of April 1, 2015, among Iberdrola USA, Inc., Citibank, N.A. and the other parties named therein.**

10.9	Five-Year Revolving Credit Agreement, dated July 15, 2011, among New York State Electric & Gas Corporation, Central Maine Power Company and Rochester Gas and Electric as Borrowers, the Lenders, JPMorgan Chase Bank N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, Banco Bilbao Vizcaya Argentaria S.A., New York Branch, Sovereign Bank, TD Bank, N.A., The Bank of New York Mellon, and Union Bank, N.A. as Co-Documentation Agents, and J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers and Joint Bookrunners.**

10.10	Amendment to Revolving Credit Agreement, dated July 28, 2011, among New York State Electric & Gas Corporation, Rochester Gas & Electric Corporation, Central Maine Power Company, the Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent.**

Exhibit Number	Exhibit Description

10.11	First Amendment and Extension Agreement, dated July 18, 2013, among New York State Electric & Gas Corporation, Rochester Gas and Electric Corporation, Central Maine Power Company, the Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Banco Bilbao Vizcaya Argentaria S.A., New York Branch, Sovereign Bank (Santander Group), TD Bank, N.A., The Bank of New York Mellon and Union Bank, N.A., as Co-Documentation Agents.**

10.12	Second Amendment and Extension Agreement, dated July 15, 2014, among New York State Electric & Gas Corporation, Rochester Gas and Electric Corporation, Central Maine Power Company, the Lenders, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of New York America, N.A., as Syndication Agent, and Banco Bilbao Vizcaya Argentaria S.A., New York Branch, Santander Bank (formerly Sovereign Bank, N.A.), TD Bank, N.A., The Bank of New York Mellon and Union Bank, N.A., as Co-Documentation Agents.**

10.13	Intra-Group Credit Facility Agreement, dated August 1, 2011, by and between Iberdrola Financiación S.A.U. and Iberdrola USA.**

10.14	Accession Agreement, dated September 16, 2011, between Iberdrola Renewables Holdings, Inc. and Bank Mendes Gans N.V.**

10.15	Guarantee and Support Agreement, dated April 3, 2008, between Iberdrola, S.A. and ScottishPower Holdings, Inc.**

10.16	Amendment No. 1 to Guarantee and Support Agreement, dated May 27, 2010, between Iberdrola, S.A. and Iberdrola Renewables Holdings, Inc. (formerly known as ScottishPower Holdings, Inc.).**

10.17	English Translation of Director Remuneration Policy of Iberdrola, S.A., as adopted by the Registrant.**†

10.18	English Translation of Senior Officer Remuneration Policy of Iberdrola, S.A., as adopted by the Registrant.**†

10.19	English Translation of Regulations for the “2014-2016 Strategic Bonus” for Senior Officers and Officers of Iberdrola, S.A. and Its Group of Companies.**†

10.20	Provisions to be Applied to U.S. Participants in Relation to the Regulations for the “2014-2016 Strategic Bonus” for Senior Officers and Officers of Iberdrola, S.A. and Its Group of Companies.**†

10.21	Iberdrola USA Networks, Inc. Annual Incentive Plan, amended and restated January 1, 2014.**†

10.22	Iberdrola USA, Inc. Performance Share Plan effective as of January 1, 2009.**†

10.23	Employment Agreement dated October 1, 2010 among Robert Daniel Kump, Iberdrola USA Networks, Inc. (formerly Iberdrola USA, Inc.) and Iberdrola USA Management Corporation.**†

10.24	Service Contract dated January 16, 2014 between Robert Daniel Kump and the Registrant.**†

10.25	Offer letter dated June 16, 2014 between Pablo Canales Abaitua and Iberdrola USA Management Corporation.**†

10.26	English Translation of International Assignment Letter dated March 23, 2012, as updated August 4, 2014, between Jose Maria Torres Suau and Iberdrola, S.A.**†

10.27	Employment Agreement dated March 1, 2008 between R. Scott Mahoney and Iberdrola USA Management Corporation (formerly Energy East Management Corporation).**†

10.28	Framework Agreement for the Provision of Corporate Services for Iberdrola and the Companies of its Group, and the Declaration of Acceptance, dated July 16, 2015.

Exhibit Number	Exhibit Description

10.29	Equipment Supply Agreement dated December 28, 2014 between Iberdrola Renewables, LLC and Gamesa Wind US, LLC.**[0]

10.30	Umbrella Agreement to Sell and Purchase Wind Turbines dated June 30, 2015, between Gamesa Wind US LLC and Iberdrola Renewables, LLC.**[0]

10.31	Agreement and Release dated September 25, 2009 between Robert Daniel Kump and Iberdrola USA Management Corporation (formerly Energy East Management Corporation).**†

10.32	Form of Indemnification Agreement between Iberdrola USA, Inc. and its directors and officers.†

21.1	List of subsidiaries of Iberdrola USA, Inc.**

23.1	Consent of Ernst & Young, LLP, independent registered public accounting firm of Iberdrola USA, Inc.

23.2	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm of UIL Holdings Corporation.

23.3	Consent of White & Case LLP (included in Exhibit 5.1).

23.4	Consent of Latham & Watkins LLP (included in Exhibit 8.1).

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2).

24.1	Power of Attorney (included on signature page of this Registration Statement filed on July 17, 2015).**

99.1	Form of Proxy Card for UIL Holdings Corporation.

99.2	Opinion of Morgan Stanley & Co. LLC (attached as Annex C to the proxy statement/prospectus included in this Registration Statement).

99.3	Consent of Morgan Stanley & Co. LLC.**

+	Pursuant to Item 601(b)(2) of Regulation S-K, exhibits and schedules are omitted. Iberdrola USA agrees to furnish to the SEC supplementally a copy of any omitted schedule or exhibit upon request of the SEC.
**	Previously filed.
*	To be filed by amendment.
†	Compensatory plan or agreement.
[0]	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been submitted separately to the Securities and Exchange Commission.

The foregoing list of exhibits does not include instruments defining the rights of the holders of certain long-term debt of Iberdrola USA and its subsidiaries where the total amount of securities authorized to be issued under the instrument does not exceed ten percent (10%) of the total assets of Iberdrola USA and its subsidiaries on a consolidated basis; and Iberdrola USA hereby agrees to furnish a copy of each such instrument to the SEC on request.